Form 20-F
period 2000-05-31
TERYL RESOURCES CORP
filed 2007-07-30
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934– n/a

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -

For the fiscal year ended May 31, 2000

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – n/a

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934- n/a

Commission File Number 000-30624

TERYL RESOURCES CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240 - 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 23,033,238 shares of Common Stock as at May 31, 2000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. Yes [   ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days. Yes [   ] No [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act.): Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer      [   ]      Accelerated filer      [   ]      Non-accelerated filer      [X]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X] Item 18 [   ]

Index to Exhibits on Page 62

Introduction

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $443,741 in the year ended May 31, 2000 (1999 – $462,108; 1998 - $163,243). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

Foreign Private Issuer Status:

Teryl Resources Corp. (hereinafter referred to as “us”, “we”, “our” the “Registrant” or the “Company” or “Teryl”) is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of our common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required. Please see “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended May 31, 2000, 1999 and 1998, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended May 31, 2000, 1999 and 1998 have been audited by June Fitzmartyn Chartered Accountants, as indicated in their audit report. June Fitzmartyn is a member of the Canadian Institute of Chartered Accountants.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2000, US$1.00 was equal to approximately C$1.4977.

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

The following represents our selected financial data for each of the past five fiscal years, ending on May 31:

Fiscal Years Ended May 31

	May 31, 2000	May 31, 1999	May 31, 1998	May 31, 1997	May 31, 1996
Canadian GAAP
Revenue	$ 54,330	$ 14,390	$ 43,107	$ 34,880	$ 29,504
Income (Loss) for the Period	(575,669)	(98,426)	(211,161)	(55,920)	(407,995)
Basic Income (Loss) Per Share	(0.03)	(0.00)	(0.01)	(0.00)	(0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	22,961,937	21,420,046	20,316,777	18,339,946	17,287,289
Period-end Shares (#)	23,033,238	22,958,238	21,198,238	19,314,905	17,824,905
Working Capital	(472,248)	(180,813)	(101,142)	(280,779)	(392,951)
Mineral Properties	168,413	274,781	247,781	299,846	299,846
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	6,020,427	5,994,927	5,730,927	5,443,427	5,204,027
Shareholders’ Equity (Deficit)	774,506	1,324,675	1,040,945	936,719	753,239
Total Assets	1,265,648	1,880,216	1,434,679	1,504,527	1,425,638

U.S GAAP
Net Loss (1)	(443,741)	(462,108)	(163,243)	(131,811)	(340,784)
Loss Per Share	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)
Mineral Properties	168,413	274,781	274,781	299,846	299,846
Shareholders’ Equity (Deficit)	(127,890)	128,426	202,534	62,077	(36,086)
Total Assets	$ 363,252	$ 683,967	$ 596,268	$ 629,885	$ 636,313

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.4977 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2000. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2000	1.4729	1.4350/1.5135	1.4977
1999	1.5112	1.5459/1.4582	1.4741
1998	1.4110	1.4459/1.3769	1.4452
1997	1.3667	1.3807/1.3489	1.3804
1996	1.3625	1.3782/1.3451	1.3693

B.        CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required

C.        REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.        RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

RISK FACTORS RELATED TO OUR BUSINESS

We have no current mining operations and if we ever commence mining operations we face certain risks, any of which could result in our ceasing operations.

We have no current mining operations and no revenue from mining operations. If we ever commence actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:

  failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples;

  estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;

  production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labor strikes;

  the grade of ore actually mined being lower than that indicated by drilling results;

  persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;

  adverse changes in interest rates that may apply to project development debt.

Any oil and gas we may discover or produce may not be readily marketable at the time of production, delaying our ability to generate meaningful revenue.

Crude oil, natural gas, condensate and other oil and gas products are generally sold to other oil and gas companies, government agencies and other industries. The availability of ready markets for oil and gas that we might discover and the prices obtained for such oil and gas depend on many factors beyond our control, including:

  the extent of local production and imports of oil and gas;

  the proximity and capacity of pipelines and other transportation facilities;

  fluctuating demand for oil and gas;

  the marketing of competitive fuels; and

  the effects of governmental regulation of oil and gas production and sales.

Natural gas associated with oil production is often not marketable due to demand or transportation limitations and is often flared at the producing well site. Pipeline facilities do not exist in certain areas of exploration and, therefore, any actual sales of discovered oil and gas might be delayed for extended periods until such facilities are constructed.

Financing Risks.

There is no assurance that we will be able to secure the financing necessary to explore, develop and produce our mineral properties.

We do not presently have sufficient financial resources or operating cash-flow to undertake solely all of our planned exploration and development programs. The development of our properties may therefore depend on obtaining a joint venture partners, and on our ability to obtain additional required financing. There is no assurance we will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties as disclosed herein. In addition, we have no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in our audited consolidated financial statements for the year ended May 31, 2000 we have incurred significant operating losses and have an accumulated deficit of $5,391,965 at May 31, 2000. Furthermore, we had working capital deficiency of $472,248 as at May 31, 2000, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.

Significant Losses for the Foreseeable Future.

We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

Volatility of the TSX Venture Exchange may adversely affect the price of the Common Stock.

Certain stocks listed on the TSX Venture Exchange have experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the TSX Venture Exchange without any regard to the underlying fundamentals of such stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, may continue to adversely affect the market price of the Common Stock.

We do not expect to pay cash dividends.

We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Potential lack of attractive investment targets.

Continued volatility of stock prices on the TSX Venture Exchange may have a material adverse effect on our ability to raise capital on the TSX Venture Exchange or by private investment, and the price of our common stock could fluctuate substantially.

Other Factors.

Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Conflict of Interest.

Some of our current officers and directors have other unrelated full-time positions or part-time employment. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote its time to other companies or projects which may compete directly or indirectly with us.

U.S. Investors May Not Be Able To Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

We are organized under the laws of Canada. All of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

-	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

-

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

-	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

-

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

-	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

-	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

-	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, there can be no assurance that our exploration programmes will yield any new reserves or result in any commercial mineral operations.

We face strong competition from larger oil and gas companies, which could harm our business and ability to operate profitably.

The exploration and production business is highly competitive. Many of our competitors have substantially larger financial resources, staffs and facilities. Our competitors in the United States include numerous major oil and gas exploration and production companies, especially major oil and gas companies such as BP Amoco, Exxon/Mobil, Texaco/Shell and Conoco/Phillips. These major oil and gas companies are often better positioned to obtain the rights to exploratory acreage for which we may compete. If we are unable to adequately address our competition, including, but not limited to, finding ways to secure profitable oil and gas producing properties, our ability to earn revenues will suffer.

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

Exploration and Development Risks.

There is no assurance given by the Company that our exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Registrant’s properties have defined ore bodies with reserves and resources, and the proposed exploration programs are an exploratory search for ore. There is no assurance that our mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The probability of an individual prospect ever having “reserves” and being commercially viable is extremely remote, and, in all probability, our properties do not contain any reserves, and any funds spent on exploration will probably not be recovered. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. We have relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, we may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Estimates of Mineral Deposits.

There is no assurance that any estimates of mineral deposits herein will not change. Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.

Mineral Prices.

There is no assurance that mineral prices will not change. The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.

Title Opinions.

The existence of title opinions should not be construed to suggest that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if any of our mineral claims have been staked or assessment work carried out.

Regulatory Approvals.

Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations. Mining, exploration and exploitation permits are required. While we believe that all requirements in this regard have been met, failure to comply with regulatory requirements could result in permits being withdrawn or suspended. Further, changes in these regulations or in their application may adversely affect our operations.

Oil and gas price fluctuations in the market may harm results of our operations.

The results of our operations are highly dependent upon the prices received for our anticipated oil and natural gas production. As of the date of this 20-F, we do not own any interests in any properties which are producing more than minimal levels of oil or natural gas. Should we acquire an interest in an actual producing property, substantially all of our sales of oil and natural gas would likely be made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices we might receive for any eventual oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, weather trends, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment. Significant declines in prices for oil and natural gas could harm our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Any significant decline in demand for or prices of oil or gas could harm our financial condition and results of operations.

Compliance with, or breach of, environmental laws can be costly and could limit our operations or reduce profitability causing investors to lose their investment.

Our operations are subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. We may now or in the future own or lease properties that have been used for the exploration and production of minerals and oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, we could be required to remove or remediate previously released wastes or property contamination. Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose “strict liability” for environmental damage. Strict liability means that we may be held liable for damage without regard to whether we were negligent or otherwise at fault. Environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

Although we believe that any current operations are in substantial compliance with existing requirements of governmental bodies, our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. Our current permits and authorizations and ability to get future permits and authorizations, particularly in foreign countries, may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs, or delays in receiving appropriate authorizations. We are required to obtain an environmental permit or approval from Utah prior to conducting seismic operations, drilling a well or constructing a pipeline in that location. Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our operations. If the costs of such compliance exceeds what we may have budgeted, our ability to earn revenues will be harmed.

Third Party Reliance.

Our rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, we may have no direct contractual relationship with the underlying property holder.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the TSX Venture Exchange and that market is extremely volatile.

There is only a limited public market for our common shares on the TSX Venture Exchange, and there is a risk that that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the TSX Venture Exchange has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments.

Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

You will be subject to the risks associated with penny stock classification which could affect the marketability of our equity securities and shareholders could find it difficult to sell their stock.

Our stock is subject to “penny stock” rules as defined in Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

A limited number of shareholders will collectively continue to own a majority of our common shares.

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 38% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

You should not expect to receive dividends.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue 30,000,000 common shares. Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate. Your proportionate ownership and voting rights as a common shareholder could be adversely affected by the issuance of additional common shares, including a substantial dilution in your net tangible book value per share.

ITEM 4.        INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT

History

Teryl Resources Corp. was incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984, a special resolution was passed changing its name to Teryl Resources Corp.

In September 1985 we made a public offering of our Common Shares to residents of British Columbia and, following the completion of the offering, our shares were listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) on September 13, 1985.

On October 25, 1985 a special resolution was passed authorising the creation of 5,000,000 preferred shares with a par value of $1.00.

On November 30, 1988, a special resolution was passed altering our Memorandum and adopting new Articles which changed our authorized capital from 10,000,000 Common Shares without par value to 30,000,000 Common Shares without par value and 5,000,000 Preferred Shares of non-voting stock with a par value of $1.00.

Since our inception and during the five fiscal years ending in May 31, 2000, we have been involved in oil and gas exploration/production and mineral property development. We have investigated several mineral properties in both Canada and the United States and currently retain only the interests described below. Although testing work has been done on these properties indicating the presence of gold, there is presently no positive indication that they contain any economic mineral resources and, as a result, their value has been written down to $1.

Despite continuing exploration work, it is our position that none of our mineral property interests currently have any value other than the value carried on our books, and we will continue to maintain that position, for business operating purposes, until such time as either a production decision is made on a property, or such property interest is sold at a value above that carried on our books.

Our corporate offices and our registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996.

As at May 31, 2000, we owned interests in several mineral properties. These include: a 100% interest in both the Rob 15 and Rob 16 mineral claims located in the Liard Mining Division in the Province of British Columbia; a 26,7% interest in the Silverknife mining claims located in the Liard Mining Division in the Province of British Columbia; a 10% interest in the Stepovich Lease mining claims located in the Dome Creek area of the Fairbanks District of Alaska; a 49% interest in the Amad mining claims located in the Lac de Gras area of the Northwest Territories; and a 100% interest in the Rocky Mountain House Claims located in West Central Alberta.

We hold a 100% interest in the West Ridge mining claims located in the Dome Creek area of the Fairbanks District of Alaska carrying a formal agreement between us and Fairbanks Gold Mining, Inc., wherein a five year payment and expenditure program and an ongoing advance royalty payment program against future production by Fairbanks Gold Mining, Inc. to us may subsequently result in Fairbanks earning a 70% vested interest in the West Ridge mining claims with us retaining a 30% vested interest.

We hold a 20% participating interest in the Gil Venture mining claims located in the Dome Creek area of the Fairbanks District of Alaska, An agreement. with Fort Knox Venture required them to pay us a total of $143,500 US, all of which was received by May 31, 1995, and to contribute $600,000 US to fund approved programs and budgets, which was done, and earned them an 80% participating interest in the property.

Through our subsidiary, Teryl, Inc., we own a 4.680% Net Revenue Interest, after royalties and a carried interest by the operator, in the Peters No. 1 Well located in Fayette County, Texas, and a 5.79375% Net Revenue Interest, after 22.75% royalties, in each of the Jancik #1 and Hermann #4 wells located in Burleson County, Texas.

To May 31, 2000, the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues.

The fiscal year end of the Registrant is May 31. We had no employees at May 31, 2000.

Recent Developments

On October 20, 1998 we announced that discussions leading to an option joint venture agreement were successfully concluded on the Westridge claims, located in the Fairbanks Gold mining district, with Kinross Gold Corporation.

The terms and conditions of the option agreement allowing Kinross to vest in the joint venture include:

  Kinross Gold is to expend US$1,500,000.00 over a five-year period.
  Kinross Gold is to make payments of US$285,000 over the five-year period to Teryl, Inc., our the U.S. subsidiary, thereafter payments of US$200,000 annually as advance royalty payments.

Upon completion of the expenditure program for US$l,500,000 and completion of the annual payment schedule for US$285,000, Kinross Gold will earn a 70% interest and Teryl will retain a 30% interest in the Westridge Claims. The Westridge Claims consist of 53 units which are 100% owned by Teryl, Inc.

On January 19, 1999 we announced that we had received an exploration update on the Teryl Gil claims by our joint venture partner Kinross Gold Corporation as follows:

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. We own a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture property.

A total of US$500,000 was spent in 1998 on the Gil claims resulting in 33 drill holes completed, and eight trenches were dug and sampled. The soil sampling to date outlined a two-mile long and one mile wide mineralized trend.

According to the Kinross report, the 1999 goal is to expand the resource to 1,000,000 ounces of gold by spending US$l,000,000 in exploration, trenching, mapping and 17,000 feet of core and RC drilling.

On May 10, 1999, together we and our U.S. subsidiary, Teryl, Inc. announced that a progress report on the first phase of drilling had been received from Kinross Gold, USA, Inc. on the joint venture, Gil claim gold prospect in Fairbanks, Alaska as follows:

A US$998,000 1999 drilling and exploration program budget commenced this fiscal year on the Gil claim joint venture consisting of 17,000 feet of core and RC drilling is anticipated to be completed this fiscal year. Nine reverse circulation drill holes had been completed to that date for a total of 4,038 feet and five diamond drill holes were completed totalling 3,119 feet.

A polygonal resource calculation reported to us by Kinross Gold on the main Gil zone estimated an indicated resource of 6.5 million tons with an average grade of 0.042 ounces of gold per ton and an inferred resource of 4.2 million tons with an average grade of 0.039 opt gold for a combined total minerals resource estimate of 10.7 million tons with an average grade of 0.04 opt gold totalling 433,000 ounces.

On October 4, 1999 we announced that a joint venture mineral agreement had been completed on the Westridge claims located in the Fairbanks Gold mining district with Kinross Gold Corporation and Teryl, Inc. (the Registrant's U.s. subsidiary).

On December 14, 1999 we announced that we had been notified by our joint venture partner Kinross Gold Corporation that a first quarter budget for the Gil Claim joint venture has been approved for $590,000 US which is part of a proposed US$1.4 million year 2000 budget. The next fiscal year’s budget will consist of a 60 hole drilling program for a total of 27,000 feet on the Gil Claims.

On January 6, 2000 we announced that a progress report for the 1999 Gil Venture season had been received from our joint venture partner Kinross Gold Corporation. All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization is in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

Six out of eleven drill holes in the "North Gil" area intercepted significant gold mineralization. The North Gil mineralized zone currently encompasses an area 1,000 feet long by 400 feet wide. Mineralization is primarily associated with quartz veining within the metamorphic rock and is open to the north, south, and west.

Soil sampling outlined new areas with anomalous gold values in the North Gil area and in the eastern portion of the Gil Venture claim block.

Geophysical data revealed previously unknown geologic structures trending east to west and in northeast directions. This data also outlined new exploration targets on the east-side of Slippery Creek and in All Gold Creek.

On February 14, 2000 the initial drilling program on the Gil Claims has commenced on the joint venture gold prospect near Fairbanks, Alaska.

Kinross Gold Corporation, notified us that approximately 50 holes with an estimated total footage of 27,000 feet will target the northeast extension of the Main Gil zone, which to date is reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt gold. The commenced 2000 core program includes the following parameters:

  First drill holes target the northeast extension of the Main Gil zone.
  Additional drill holes will target the North Gil zone and other geochemical and geophysical targets as well as confirmatory drilling in the Main Zone.
  The exploration plan calls for approximately 15 holes with an estimated total footage of 9,000 feet.
  Samples with assay results of greater than 0.01 opt will be submitted for cyanide soluble analysis.
  Samples from select drill holes will be submitted for multi-element analysis.
  Density measurements of core will be taken at least every 100 feet.
  The 2000 Reverse Circulation program is on schedule for March 1 startup.
  Goals for the program are expansion of Main Zone resource, defining a resource at the North Gil, as well as testing other geochemical and geophysical targets.
  Exploration plan calls for approximately 35 holes with an estimated total footage of 18,000 feet.

B.        BUSINESS OVERVIEW

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

If we complete our current exploration programs and if we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve on any of our properties.

Equity financing is required to continue exploration work on our mineral claims. As a result of the uncertainty that is typical in an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims.

During the fiscal year ended May 31, 2000 we raised $25,500 through the sale of equity securities. We raised $264,000 through the sale of equity securities during the fiscal year ended May 31, 1999.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $443,741 in the year ended May 31, 2000 (1999 - $462,108; 1998 - $163,243). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

Mineral Properties

Rob Claims

On March 8, 1990, pursuant to agreements with Iskut Gold Syndicate, we acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. We retain a 100% interest in the claims, but, have written down their acquisition cost to C$l and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves. We do not consider the Rob Claims to be a material property.

Silverknife Claims

We entered into agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., pursuant to which acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Return to SMR. We have written down their acquisition costs to C$l and have written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves. Under an agreement dated January 12, 1989, through our subsidiary Teryl, Inc., and Mohawk Resources Alaska, Inc., we acquired an option to earn up to 51% interest in the West Ridge (53 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA for US$42,500 cash, payments on an assumed liability of US$60,838, work commitments of US$350,000, issuing 250,000 shares and 50,000 shares as a finder's fee on the acquisition of this property. In November, 1991, we acquired a 100% interest in the West Ridge claims from Mohawk by issuing 100,000 shares, paying the annual rent of US$1,080 (C$1,210) and recording the work done on the claims. Our subsidiary Teryl, Inc. has written down these claims to a nominal value of US$l.

On March 19, 1997, the Company and Placer Dome US Inc., entered into a lease agreement whereby Placer Dome could earn up to a 70% equity interest in the property. During the 1998 year we received C$20,727 (US$15,000), and in 1997 - C$13,784 (US$10,000), before Placer Dome suspended the agreement on August 1, 1997. During the 1999 year, we conducted an exploration program on the claims.

We do not consider the Silverknife Claims to be a material property.

Gil Venture

Pursuant to agreements with NERCO Exploration Company, the Company and its subsidiary Teryl Inc., entered into a joint venture, whereby Teryl could earn a 50% interest in 237 claims (approximately 9,000 acres) in the Gilmore Dome area of the Fairbanks District of Alaska, for $ 30,000 US cash ($ 35,517 Cdn), work commitments of $ 1,970,000 US and 250,000 shares. The Company did $ 368,192 Cdn in work and issued 250,000 shares valued at $ 83,500 under these agreements before entering into a new agreement. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire up to 68% of Teryl's 50% interest in the Gilmore Project, for $ 187,500 US and $ 1,700,000 US in work.

During the 1991 year, the Company received $ 150,000 US ($ 172,568 Cdn) under this option, before entering in to the agreement described below.

On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement, which terminated the above described agreement and option and released the parties from all unsatisfied obligations. The agreement granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 1999 years and expects to go into production in 2001. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 126,000 US ($ 189,022 Cdn) in the May, 2000 year-end and an additional amount to up to $200,000 US is expected to be required by December, 2000.

At the commencement of 2000, we announced that we were reviewing results from our 1999 work programs on the Gil Mineral Claims with our joint venture partner, Kinross Gold Corporation (“Kinross”).

The Kinross progress report included a polygonal resource calculation estimating an indicated resource on the property of 6.5 million tons of ore with an average grade of 0.042 ounces per ton (“opt”), for a total of 271,000 ounces of gold and an inferred resource of 4.2 million tones with an average grade of 0.039 opt totalling 162,000 ounces. The calculation was a polygonal geologic resource estimate based on drill hole assay results that Kinross had received up to November 20, 1998. Indicated resource included portions of polygons within a 100-foot radius of the drill hole. Inferred resource includes portions of polygons greater than 100 feet from the drill hole. This resource calculation used a tonnage factor of 11.5 cubic feet per ton and an arbitrary cutoff grade of 0.01 troy opt. No economic or engineering parameters were considered for this preliminary calculation.

In 2000, the Company and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralised zone was shown to have a true thickness of 21 metres dipping between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

Drill data in the eastern portion of the Main Gil zone revealed that the calc-silicate layer had a steeper dip, about 70 degrees to the northwest. Drill data also indicated that the upper 50 to 100 feet of this layer was displaced due to shearing. The North Gil mineralized zone was enlarged to an area about 1,000 feet long by 500 feet wide and appeared to be open in all directions except to the north. Results indicated a general northeast southwest to east-west trend to the gold mineralization. Soil sampling taken in 2000 revealed or expanded several possible target areas for further exploration.

West Ridge

Pursuant to an agreement dated January 12, 1989, the Company, through its subsidiary Teryl, Inc., and Mohawk Resources Alaska, Inc. acquired an option to earn up to 51% interest in the West Ridge (53 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA for $ 42,500 cash, payments on an assumed liability of $ 60,838 US, work commitments of $ 350,000, issuing 250,000 shares and 50,000 shares as a finder's fee on the acquisition of this property. In November, 1991, we acquired a 100% interest in the West Ridge claims from Mohawk by issuing 100,000 shares, paying the annual rent of $ 1,060 US ($ 1,210 Cdn) and recording the work done on the claims.

On March 19, 1997, the Company and Placer Dome US Inc., entered into a lease agreement whereby Placer Dome could earn up to a 70% equity interest in the property. During the 1998 year we received $20,727 before Placer Dome suspended the agreement on August 1, 1997. During the 1999 year, we conducted an exploration program on the claims.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years ($ 25,000 US [$37,388 Cdn] was received Sept. 23, 1999), expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. After the five year payment and expenditure program Kinross will have earned a 70% vested interest and Teryl, Inc. will retain a 30% vested interest and they will proportionately share any further expenditures. The above terms are subject to regulatory approvals. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the option payment received.

Stepovich Lease

The Company, through our subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns. On September 28, 1990, we granted an option to Fort Knox Venture to acquire all of Teryl’s interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for US$187,500 (C$217,819 paid) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company’s liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. Teryl, Inc. retains the 10% Net Profit Interest in the claims. The Company’s subsidiary, Teryl, Inc., has written down these claims to a nominal value of US$I.

We do not consider the Stepovich Lease to be a material property.

Amad Claims

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying C$40,000 cash, expending C$250,000on the property in 1995 and issuing 150,000 shares. We have written down these claims to a nominal value of C$I. We do not consider the Amad Claims to be a material property.

Rocky Mountain House Claims

Pursuant to a mineral property agreement dated April 8, 1998, between Dave Hedge and the Company, it acquired a 50% interest in an application for 25 explorations permits, in the Rocky Mountain House claims (approximately 525,000 acres), which are located in West Central Alberta, by paying C$22,000, which the Registrant wrote down to a nominal value of C$I. We do not consider the Rocky Mountain House Claims to be a material property.

Oil and Gas Properties

Peters, Jancik, and Herrmann Wells, Fayette County, Texas
The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Competition

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Registrant, the Registrant may be unable to acquire additional attractive gold mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Registrant’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Oil and gas exploration and acquisition of undeveloped properties is a highly competitive and speculative business. We compete with a number of other companies, including major oil companies and other independent operators which are more experienced and which have greater financial resources. Such companies may be able to pay more for prospective oil and gas properties. Additionally, such companies may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial and human resources permit. We do not hold a significant competitive position in the oil and gas industry.

Seasonality

We can only carry out exploration when weather is favourable. Typically, we cannot carry out any work during the months of November to March on our mineral properties.

Availability of Raw Materials

Not applicable.

Marketing Strategy

We do not have any plans for a marketing strategy at this time.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable. We do not have any material agreements upon which we are dependent.

Material Effects of Government Regulation

Exploration and development activities, require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations.

Mineral Exploration

Exploration and development activities, require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations.

Our current and anticipated future operations, including further exploration activities, require permits from various state and other governmental. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of oil and gas and resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Oil and Gas Exploration

Our oil and gas operations are or will be subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells; maintaining bonding requirements in order to drill or operate wells; implementing spill prevention plans; submitting notification and receiving permits relating to the presence, use and release of certain materials incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface usage and the restoration of properties upon which wells have been drilled, the plugging and abandoning of wells and the transporting of production. Our operations are or will be also subject to various conservation matters, including the regulation of the size of drilling and spacing units or pro-ration units, the number of wells which may be drilled in a unit, and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally limit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to limit the amounts of oil and gas we may be able to produce from our wells and to limit the number of wells or the locations at which we may be able to drill.

Our business is affected by numerous laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the oil and gas industry.

Failure to comply with any laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the energy industry. We do not anticipate any material capital expenditures to comply with federal and state environmental requirements.

C.        ORGANIZATIONAL STRUCTURE

Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,500 shares of Teryl, Inc., which is 100% of the issued shares at May 31, 2000.

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.        PROPERTY, PLANT AND EQUIPMENT

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits. Our material properties are located in Alaska and Arizona. Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The monthly rent for its portion of this 1,000 square foot space is $500.00. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Mineral Properties

GIL PROPERTY

Project Description and Location

We own a 20% interest in the Gil Mineral Claims, which consist of 237 unpatented contiguous state mineral claims encompassing slightly less than 3,836.4 hectares located 32 kilometers northeast of Fairbanks, Alaska. Kinross Gold Corporation (“Kinross”) owns the other 80% of the claims and acts as operator of the project.

Kinross and the Company each contribute to annual exploration costs on an 80:20 ratio with net profits distributed in that same proportion in the event of production. We may opt to reduce its interest in the Gil Mineral Claims by choosing not to contribute its portion of the annual exploration expenditure. Its interest would then be reduced on a pro-rata basis utilizing the following formula:

                      $150,000
($600,000 + expenditure for the year)

At its sole option, Kinross may choose to carry our portion of expenditures in the form of an interest-bearing demand note, principal and interest to be added in the event of application of the reduction formula. Should we fail to contribute our share of the exploration costs or fail to honour the demand note within 30 days of formal request for payment, we would be considered in default. In a default situation, our interest would be reduced by double the amount normally applied by the reduction formula. In the event our interest is reduced below 10%, our interest would be converted to a 5% net profits interest with no further financial contributions required.

State mining claims in Alaska require a minimum annual work expenditure of $100 per claim prior to the first of September of each year. Unused expenditures may be carried forward and subsequently utilized in successive years to a total of five years from the year in which they were incurred. The claims have been maintained annually by Kinross who have sufficient expenditure reserve to apply for the next five years. Prior to production, Kinross will likely convert the claims to a mining lease or apply for a millsite permit, a procedure involving public hearings and an environmental impact study. In anticipation, we have legally surveyed the claims and has completed a series of six water wells for ground water monitoring purposes, already underway.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gil Mineral Claims may be accessed via Fairbanks, Alaska, by a combination of paved highway, improved gravel roads and three seasons, four-wheel drive dirt road. Road distance is 16 kilometers north of Fairbanks to Fox along the Steese highway, east along the Steese highway and the Fort Knox access road to the mine site (another 19 kilometers), east through the mine property to the water retention dam (18 kilometers) and the start of the Gil access road. An additional 9.6 kilometers along the Gil access road brings one to the area of drill-indicated resources and the principal site of current exploration activity. A number of four-wheeler trails provide additional access to this portion of the property.

The claims lie along a moderate northwestern facing slope of a northeastern ridge rising from the broad Fish Creek valley trending in the same direction. Vegetation consists of black spruce, birch, poplar, alder and tussock grass. The slope is broken by a number of short, northwestern flowing streams which form a series of gullies. Elevations range from 300 to 600 metres.

Snow generally falls on the property in late September or early October, remaining on the ground until mid to late May. The month of April is particular productive for drilling and moving heavy equipment over normally soft or swampy areas which remain frozen. Exploration work involving heavy equipment is generally suspended during the break up period extending from mid-April through the end of May and the freeze up interval through mid-October to early November.

Fairbanks is the main population and service centre in the area. The hamlet of Fox twenty kilometers west is residence to several dozen locals and provides a few facilities for food and gas. While the claim area is void of any buildings or other infrastructure, it does lie adjacent to the Kinross’ Fort Knox open pit gold mine, a 40,000 ton per day operation with 250 permanent employees.

History

In 1989, we acquired an option on the Gil Mineral Claims from Nerco Exploration Company whose exploration work on the property had consisted largely of surface magnetometer surveys. In 1991, we signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross. Kinross earned an 80% interest in the Gil Mineral Claims from us by incurring exploration expenditures on the property of $600,000. During the past ten years, Kinross and its predecessors have conducted an integrated exploration program on the claims incurring total expenditures of between US$3,500,000 and US$4,000,000.

Geological Setting

Regional Geology

In regional terms, the Gil Mineral Claims are located within the Yukon-Tanana terrane, popularly labelled the Tintina Gold Belt. The lithologies are polymetamorphic and are approximately Precambrian to Upper Paleozoic in age. The protoliths are believed to have been primarily sedimentary, with lessor volcanic and plutonic origins. The rocks have undergone dynamothermal metamorphism; an early prograde amphibolite facies event and a later greenschist facies retrograde event. Using detailed fabric studies, four phases of penetrative deformation have been described. Radiometric ages of the Yukon-Tanana terrane indicated that a widespread regional metamorphic event occurred both in early Jurassic (about 180 Ma) and most recently during mid-Cretaceous time (105-125 Ma).

The Yukon-Tanana terrane is bound to the north by the Tintina fault and to the south by the Denali fault. Both faults are large scale right lateral strike-slip fault systems with numerous sympathetic northeast-southeast faults. The northeast trending faults display both left lateral strike-slip and dip-slip movements.

Intrusive rocks in the area are intermediate to felsic in composition. The Gilmore Dome intrusive rocks and related calc-silicate mineralization are dated at 86+/-3 Ma to 95+/-5 Ma. It is assumed that the other intrusive rocks of similar composition in the district have similar age. Tertiary tholeittic basaltic rocks are present in several localities in the district. These basalts tend to occur along north-easterly faults.

The Fairbanks district has produced approximately 7,500,000 ounces of placer gold since 1902. Prior to exploitation of the Fort Knox deposit, district lode production totalled only a few hundred thousand ounces, primarily from vein deposits within metamorphosed strata. This huge disparity between placer and lode production in terms of quantity suggests that sizeable source lode deposits remain to be found. Alternatively, the placer lode sources may have been largely eroded over the last 100 million years. Lode deposit types in the area include volcanogenic stratabound sulphides, intrusive hosted gold and silver, tungsten skarn, metamorphic-hosted gold-quartz-sulphide veins and stibnite veins.

Local Geology

The Gil property lies within the Tintina Gold Belts or Yukon-Tanana terrain, a region situated between Denali and Tintina faults, extending through Central Alaska into the Yukon. Extensive exploration within the belt over the past decade has increased gold resources by at least 23 million ounces from over ten different new deposits. In the Alaskan portion, an additional eight million ounces of placer gold has been taken since 1902, primarily from the Fairbanks district.

While Tintina gold deposits occur within a variety of rock hosts, form, alteration types, depth and temperature ranges, they feature many common characteristics as well as several unique differences. Though a plutonic association is common, deposits may be hosted within the plutons, within or exterior to the contact aureoles or within adjacent schists and sediments. Associated plutons fall within the 8 to 105 million-year range. They are granitic to granodioritic in composition, Associated plutons fall within the 85 to 105 million-year range. They are granitic to granodioritic in composition, I-type intrusives, with lithophile affinities and low magnetic signatures (absence of magnetite, minor ilmenite). The magnetic fluids emanating from the plutons are seen to be responsible for the gold mineralization. Prospective intrusives are small in size, generally less than four square kilometres in surface area. Termed the Tombstone-Tungsten Magmatic Belt within the Yukon, this same suite of prospective plutonics extends for a distance of over 700 km across the Yukon, Alaska and into British Columbia.

Significant deposits within the Tintina Gold Belt include the Fort Knox (4 million ounces in sheeted veins within granodiorite), Brewery Creet (970,000 ounce disseminations and veins within monzonite dykes and metasiliciclastics), Dublin Gulch (1.5 million ounces in sheeted veins within granodiorite), Pogo (5.6 million ounces in high temperature/low level ductile sub-horizontal quartz veins within gneisses), Donlin Creek (13 million ounces in high level hypabyssal sedimentary hosted dyke swarms), True North (1.3 million ounces in a medasediment host, disseminated shear/replacement) and Shotgun (979,000 ounces in rhyolite porphyry and adjacent sediments).

Property Geology

The Gil Mineral Claims are primarily underlain by the Fairbanks Schist, a Proterozoic to Lower Cambrian formation derived largely from sedimentary rocks that have been converted into muscovite-quartz schist and macaceous quartzite. In certain areas the Fairbanks Schist contains a metamorphic sub-unit of volcanic provenance called the Cleary Sequence. The Cleary Sequence is present within the central portion of the claims trending north-easterly in a narrow band to the Slippery Creek area where it becomes the host formation for the Main Gil as well as the North Gil zones.

The south-western portion of the Gil Mineral Claims, about three kilometres south of the Fort Knox pit, in underlain by part of the Gilmore Dome, a quart monzonitic to granitic pluton which is probably the mother intrusive to the small stock hosting gold mineralization within the production pit. The location of additional intrusive rock has become a significant sub-goal of the Fairbanks Gold exploration programme. Indications of a possible intrusive rock in the headwater area of Slippery Creek are suggested by the presence of a gravity high outlined in a previous survey as well as petrographic studies indicating a causative heat source in that direction.

Within the area of the Gil zones, the Fairbanks Gold geological staff have subdivided the mixed metamorphic, sedimentary and volcanic package into at least ten separate units which is not an easy task given the scarcity of outcrop and the highly faulted, segmented complex nature of the property.

Strata strikes N65E dipping to the northwest variably from 35 to 70 degrees. Faults and shears in the Gil claim block strike predominantly northwest or northeast, as indicated by trenching, drilling, ground based magnetometer surveys, and ground based radiometric surveys. A ground based gravity survey in 1999 exposed east to west and northeast trending structures that were previously unknown. Faults are often coincident with gold mineralization and commonly contain duly clay gouge, crushed quartz, calcite veining and/or quartz veining, and can be intensely limonitically stained.

Exploration and Development during the past 3 years

From 1994 to 1997, Kinross expanded the existing Gil Mineral Claims soil grid to the southwest by a total of 110,000 linear feet, carried out a magnetometer survey over the grid expansion totalling 80,500 lineal feet and conducted three reverse circulation drill programs consisting of 38 holes, totalling about 11,000 feet. Gold mineralization in these holes was low with the silicate layer containing moderate gold grades with a northeast strike length of 1,000 feet, dipping to the northwest. True thickness of the layer was shown to be about 70 feet.

In 1998, the majority of Kinross’ exploration work was performed on the eastern portion of the Gil Mineral Claims and included about 64,000 feet of soil grid expansion, the collection of 260 soil samples, a reverse circulation program consisting of 29 holes totalling 10,004 feet and a core drill program consisting of four holes totalling 3,238 feet. Eight trenches were excavated, mapped and sampled. The Main Gil gold bearing horizon was extended to 2,500 feet in strike length. Trench assays confirmed the nature of gold distribution indicated by reverse circulation drilling. A new soil anomaly, designated as the North Gil, was drilled by reverse circulation and core rigs. Four of five holes encountered significant mineralization at depths less than 425 feet.

In 1999, Kinross’ exploration program consisted of 14,800 feet of grid expansion, the collection of 88 soil samples, a geophysical survey measuring 266 gravity data points and an upgrade of the primary road access. Drilling consisted of a nine hole, 4,038 foot reverse circulation program and a five hole, 3,119 foot core drill program. A total of 90 soil samples were collected in the eastern portion of the property and submitted an assay. The interpretation of gravity data outlined several possible exploration targets. A large gravity low at the head of Slippery Creek and in the drainage of All Gold Creek suggests the presence of an intrusive. A projection derived from gravity data indicates the continuation of the calc-silicate rocks to the east of Slippery Creek.

In 2000, the Company and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralized zone was shown to have a true thickness of 21 metres between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

Drill data in the eastern portion of the Main Gil zone revealed that the calc-silicate layer had a steeper dip, about 70 degrees to the northwest. Drill data also indicated that the upper 50 to 100 feet of this layer was displaced due to shearing. The North Gil mineralized zone was enlarged to an area about 1,000 feet long by 500 feet wide and appeared to be open in all directions except to the north. Results indicated a general northeast southwest to east-west trend to the gold mineralization. Soil sampling taken in 2000 revealed or expanded several possible target areas for further exploration.

At the commencement of 2000, we announced that we were reviewing results from its 1999 work programs on the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”). The Issuer owns a 20% interest in the property with Kinross owning the other 80%.

The Kinross progress report included a polygonal resource calculation estimating an indicated resource on the property of 6.5 million tons of ore with an average grade of 0.042 ounces per ton (“opt”), for a total of 271,000 ounces of gold and an inferred resource of 4.2 million tones with an average grade of 0.039 opt totalling 162,000 ounces. The calculation was a polygonal geologic resource estimate based on drill hole assay results that Kinross had received up to November 20, 1998. Indicated resource included portions of polygons within a 100-foot radius of the drill hole. Inferred resource includes portions of polygons greater than 100 feet from the drill hole. This resource calculation used a tonnage factor of 11.5 cubic feet per ton and an arbitrary cutoff grade of 0.01 troy opt. No economic or engineering parameters were considered for this preliminary calculation.

In 2000, the Company and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralised zone was shown to have a true thickness of 21 metres dipping between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

Drill data in the eastern portion of the Main Gil zone revealed that the calc-silicate layer had a steeper dip, about 70 degrees to the northwest. Drill data also indicated that the upper 50 to 100 feet of this layer was displaced due to shearing. The North Gil mineralized zone was enlarged to an area about 1,000 feet long by 500 feet wide and appeared to be open in all directions except to the north. Results indicated a general northeast southwest to east-west trend to the gold mineralization. Soil sampling taken in 2000 revealed or expanded several possible target areas for further exploration.

The Company and Kinross completed an exploration program along the eastern portion of the Main Gil zone and on the central part of the North Gil zone in 2001. The exploration program consisted of 11 reverse circulation drill holes totalling 3,035 feet, one core hole totalling 350 feet, nine trenches totalling 3,840 feet and 1,484 rock samples. Additional work included surveying, metallurgical studies, road maintenance and environmental monitoring.

Significant gold mineralization associated with an amphibolite/calc-silicate unit was initially discovered by trenching and was followed by outcrops for 140 feet. Steeply dipping gold bearing quartz veins and quartz-carbonate-amphibole veins trending in an east-west orientation were found crosscutting the unit. These veins are narrow with a frequency of one to five per five-foot interval. One drill hole targeted this unit and encountered significant gold mineralization to a depth of 175 feet.

Additional trenching was completed on the Main Gil and Sourdough Ridge. Excavation, sampling and mapping were performed on five trenches totalling 1,900 feet in the Gil Project area and two additional trenches were excavated 2,500 feet east of the Main Gil zone. The Sourdough Ridge area has widespread gold, bismuth and arsenic soil anomalies. Assay reports indicate strong gold mineralization (up to 0.5 opt gold) in east-west striking high angle veins and fracture fillings.

Mineralization

Gold mineralization is contained within two distinct zones designated the Main Gil and the North Gil, the latter situated 366 metres north of the former. A third zone showing potential, the Sourdough Ridge zone, occurs some 790 metres further east and is in the early stages of exploration.

To date, the Main Gil zone has been extensively drill tested over a minimal strike distance of 1,006 metres to 152 metre depths. Gold values occurs within a calc-silicate horizon approximately 21 metres thick striking N60E, dipping between 45 and 70 degrees NW. Indicated resource is calculated to be 10,700,000 tons at 0.04 opt gold.

The host calc-silicate horizon is described as a biotite-pyroxenite-actinolite-quartz-calcite schist derived from finely laminated mafic volcanic tuff or impure marl of amphibolite metamorphic grade. While favourable as a gold-bearing host, the presence of secondary quartz stockworking, veining and/or faulting/fracturing is vital for elevated gold values. Veining varies in character but falls into two broad gold bearing categories: a) discrete white quartz veins up to 1 inch in width; and b) later discrete thinner quartz-carbonate veins with or without actinolite/pyroxenite. Both sets dip steeply and both are preceded by apparently barren quartz-feldspar veins and are cut by later calcite veins.

The presence of abundant pyroxenite and secondary iron rich actinolite are necessary for high gold values. The latter minerals form as dark green fibrous mats sub-parallel to foliation and are seen as retrograde replacement products of hornblende and pyroxene. Fine-grained biotite is also found in close association. The characteristic dark green colour of the assemblage is frequently used as an exploration guide for elevated gold values. Gold deposition is not only caused by system cooling of the aqueous siliceous solutions but also the replacement of pyroxene by Fe-rich ilmenite and ilmenite by rutile. This process liberates ferrous iron, the oxidation of which destabilized the Au(HS)2 complex. The released iron is then free to form pyrite or pyrrhotite, thus lowering the fugacity of sulphur in the fluid, which also destabilizes the gold complex. Sulphides include pyrrhotite and pyrite while oxides are ilmenite and rutile. Magnetic, molybdenite and chalcopyrite are rarely seen.

The North Gil zone exhibits a slightly different character in that elevated gold values are entirely associated with quartz veining. A lesser preference is seen for host units as the veins occur within quartz-mica schists, the felsic schists (slightly favoured) and/or calcareous biotite-chlorite-quartz schist. Sulphide contents of less than 1% consist of pyrite and/or calcite veins. Veins are generally less than two inches wide, dip from 45 degrees to vertically and consist primarily of white quartz or quartz-calcite with or without actinolite/pyroxenite. Overall zone dimensions are in order of 1,000 by 500 feet and have been tested to 1,000-foot depths where grades remain strong. The zone remains open along strike, both to the east and the west.

More persistent gold values are found a) when quartz veining occurs within the felsic schist or the interlayered felsic schist; b) when quartz veins occur in or near contacts between lithologies; c) in and around the margins of shear zones; and d) among areas of increased carbonate rock (calcite veins and/or marble).

A third area receiving increased exploration attention is the Sourdough Ridge Zone. Four reverse circulation drill holes have returned values of potentially mineable grade material while an additional two contain significant values. Two types of gold bearing veins occur within the calc-silicate units and mica schists, namely quartz-carbonate-amphibole and quartz veins. They tend to be narrow, striking in an east-westerly direction with near vertical dips. Positive exploration results in this zone imply a doubling of the previously known mineralized strike length.

Drilling

Kinross had initially utilized an auger drill in its exploration on the Gil Mineral Claims. Auger drill depths generally range from two to 60 feet with the average in the eight to 20 foot range. Cuttings are assayed using a one assay ton fire assay and a 34 element ICP package.

The core from diamond drilling is generally HQ sized with occasional NQ where reduction is dictated by faulted ground. The core is logged, photographed and a sample taken for reference approximately every ten feet. The remaining core is submitted in five-foot intervals for gold assay using a one assay ton fire assay with AA finish.

As reverse circulation drilling is used for grade evaluation in a low-grade gold environment, great care is employed in the sampling procedure. Holes are sampled on continuous intervals of five feet with a quarter split retained as a sample. A Jones splitter mounted directly below the cyclone is used when drilling dry while a rotary wet splitter is used when drilling wet.

Sampling, Analysis and Security of Samples

Samples are analysed by one assay ton with an AA finish. Duplicates of each 10th, 30th, 50th, 70th, 90th sample, and so on, are sent to the primary lab under different numbers while duplicates of each 20th, 40th, 60th, 80th, 100th, etc., sample are sent to another lab. On every 40th sample, the primary lab does a recheck at their own facility while every 80th is sent to an outside lab. A duplicate sample at the end of every logging page, every 100 feet, is taken at the drill and sent to the primary lab. Chemex Labs, and more recently Bondar-Klegg, have carried out the bulk of Issuer’s analyses over the decade.

In addition, an experienced gold panner employed at the rig takes a gold pan full of cuttings at each five foot interval. The cuttings are panned and the concentrate examined for gold colours, the presence and type of sulphides and, should suspected tungsten minerals occur, these are placed under an ultraviolet light for examination. Everything is recorded along with the details of the lithology. Samplers and loggers are discouraged from wearing jewellery during work.

Mineral Resources and Mineral Reserve Estimates

Kinross has cited a drill indicated resource figure for the Gil Mineral Claims of 10,700,000 short tons averaging 0.04 opt, containing 433,000 ounces of gold. This was calculated by polygonal methods utilizing cross sections and includes only the Main Gil zone.

Metallurgical testing on the Main Gil zone has proven positive. Preliminary tests indicate that material from the Main Gil is easier to beneficiate than the Fort Knox ore. Indicated recoveries are in excess of 90% for the Main Gil and 79% for the North Gil. The positive recovery aspects of the Gil resource further enhance its eventual placement into the “ore” category. In a negative sense, the geometry of the Main Gil zone suggests a fairly high stripping ratio, possibly in the order of 6:1, overall to a 500-foot depth.

Drilling at the Main Gil has indicated consistent, somewhat strataform mineralization over a strike length of 2,500 feet. At present, the numbers indicated would not be viewed as hard mineable reserves. A typical section is characterised by thin higher grade zones up to 0.6 opt gold interspersed with relatively wide, low grade or barren intervals. The zone has been drilled to depths of 500 feet. Thickness is an average of 75 feet. At an average dip of 65 degrees and a specific gravity of 2.5, such a zone would contain a resource of 10,795,500 short tons.

The North Gil is characterised by narrow, relatively high grades zones with intervening zones of low grade to barren rock. The lacking of any obvious stratigraphic control adds to the difficulty of a resource calculation, however, the presence of the Main Gil pit one thousand feet to the south, means that the cost to exploit the adjoining North Gil zone would be minimal.

The presence of the currently producing Fort Knox mine facility six miles to the south-west vastly enhances the economics of any deposit within trucking distance. The experience of the Fort Knox/Kinross/Fairbanks Gold management group in successfully procuring mining or millsite permits, as well as dealing with the mining related environmental issues and public hearings in the Fairbanks area, suggests that any application tendered by the organization will receive preferential and expedient treatment.

Mining Operations

Currently, there are no mining operations conducted on the Gil Mineral Claims.

WEST RIDGE PROPERTY

In 2000, Kinross completed an exploration program on the Westridge Claims. This was pursuant to the 1999 agreement which granted Kinross the option to acquire a 70% undivided interest in the 48 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims. In order to earn a 70% interest in the project, Kinross was obligated to make cash payments to us totalling US$285,000 over five years, to make five annual advanced royalty payments of US$200,000 each and to expend a minimum of $1.5 million on exploration and development of the claims over five years.

The 2000 exploration program consisted of drill testing the large altered zone that extends from the Diorite Claims on Pedro Dome, across the northern part of Kinross’ Steamboat Creek property and onto the eastern part of the Westridge Claims. Two main gold-in-soil anomalies were defined on the Westridge Claims. The western anomaly had the highest gold value in soil samples of 4.42 parts per million (“ppm”) and samples from rock chips hap up to 16.45 ppm gold. The east anomaly soil samples had up to 1.64 ppm gold. The drill program showed that the near surface portion of the altered and mineralised Dome Fault did not contain economic gold values.

Description and Location

The West Ridge Au property is located approximately 15 miles north of Fairbanks, Alaska, in the Livengood A-2 1:63,360 quadrangle. The property’s western margin is crossed by the Elliott Highway, a major paved artery connecting Fairbanks to the North Slope oil and gas production facilities at Prudhoe Bay (Figure 1). The West Ridge property consists of 48 state of Alaska mining claims covering 1750.5 acres, 440 acres of leased Mental Health Trust (MHT) land and 75 acres of patented mining claims under lease purchase option in the Livengood quadrangle Township 2 North, Range 1 East (Figure 2). The state claims are registered with the Alaska Division of Mining, Land, and Water Management with Teryl Resources Corp. as the 100% owner.

Mineral rights in this part of Alaska are administered by the State of Alaska (for both State mining claims and Mental Health Trust lands). Annual mining claim rents vary according to claim size and age and are due and payable by November 30 of each year for State mining claims. Claim rentals are paid in addition to annual work commitment on State mining claims total ($2.50 per acre per year).

Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the West Ridge project currently are in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project. Two open pit gold mines currently operate within 10 miles of the West Ridge project, Fort Knox and True North, both operated by Kinross Gold. None of the claims or Mental Health Trust lands controlled by the West Ridge project have been surveyed by a registered land or mineral surveyor and there are no State or federal laws or regulations requiring such surveying. Teryl currently holds a valid 3-year Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

Accessibility, Climate and Infrastructure

The West Ridge property is approximately 15 road miles north of Fairbanks via the paved Elliott Highway. The south side of the property is accessible via seasonal dirt roads and the Old Murphy Dome Road while the north side of the property is accessible via the Dome Creek Road and seasonal dirt roads connecting to it. Land telephone lines and a high voltage electrical power line service Kinross Gold’s True North mine, less than 2 miles from the property. A cellular phone network already covers the West Ridge property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

Snow generally falls on the property in late September or early October, remaining on the ground until mid to late May. The month of April is particular productive for drilling and moving heavy equipment over normally soft or swampy areas which remain frozen. Exploration work involving heavy equipment is generally suspended during the break up period extending from mid-April through the end of May and the freeze up interval through mid-October to early November.

Elevations on the property range from 800 feet to over 1900 feet (Figure 2). Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers valley bottoms on the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past exploration. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the Fairbanks district since 1985.

History

The Dome Creek basin has been one of the most productive placer gold drainages in the Fairbanks District with the portion of the drainage from Seattle Creek (draining the central West Ridge project area) downstream to the townsite of Olnes producing approximately 114,000 ounces of placer gold between 1903 and 1973. The United States Smelting Refining and Mining Company (USSR&M) conducted dredging in Dome Creek from Seattle Creek to Moose Creek from 1955 – 1959. A small scale undergound drift mine was operated by Roberts Mining started from 1989 to 1993 below the lower limit of U.S.S.R. & M. dredging. This ground currently is controlled under purchase option by Teryl. During the summer of 1989 Roberts Mining processed about 14,000 cubic yards of gravel mined the previous winter that averaged 0.04 ounces per cubic yard. In 1991, Robert's Mining mined 11,470 cubic meters (15,000 cubic yards) of placer pay at the drift mine, reworking old drifts and removing side pay left by the early 20th century hand miners. Although limited evidence exists of small scale surface placer prospecting exists in Seattle Creek, Moose Creek No. 1 and Moose Creek No. 2, no information is available to the author regarding these activities or possible production from them.

Several small lode gold and tungsten occurrences occur with and adjacent to the West Ridge project. Prior to 1943 a small occurrence of scheelite was discovered at the Old Glory prospect on the ridge between Seattle Creek and Moose Creek No. 2 (Figure 2). A 3-foot zone of weathered schist containing disseminated scheelite was found which strikes N44oE and dips 45oSE. The average tungsten tri-oxide content was estimated at 0.5 to 1%. Channel samples across 4.5 feet of the disseminated scheelite zone contained 0.48% tungsten tri-oxide. A fine-grained quartz diorite dike was found 8 feet below the surface in the bottom of a small pit sunk in the same trench where the scheelite was encountered. No record of production or other exploration is available on this prospect. Vegetation observed in 2003 that had grown up in the trench suggests this prospect had not been explored of at least 30 years.

In October and November 1996 Placer Dome U.S. (PDUS) conducted limited diamond drilling on the MHT lands now controlled by Teryl. PDUS completed core holes FR96-27, FR96-28, FR96-30 with a total footage of 2,420 feet. The cost of this work was approximately $124,000. Following completion of this drilling it became apparent that holes FR96-28 and FR96-30 were drilled north of the MHT property line on lands then owned by USSR&M predecessor Alaska Gold. Data from these two holes was transmitted to MHT but is not available to Teryl or the author since these data are not owned by MHT.

In early 1997 seven diamond drill core holes (3,271 feet) were drilled along the basin floor of Moose Creek No. 1 on what is now MHT lands. At the time these holes were drilled this land consisted of two state mining claims owned by local prospector John Hannah and leased to PDUS. Shortly afterwards PDUS terminated its interest in the lease and in 2002 Hannah failed to pay annual state claim rents thereby terminating the claims. The land formerly covered by the Hannah claims automatically became fee simple lands owned by MHT and are now part of the MHT – Teryl lease agreement. Data from the 1997 drilling is not owned by MHT since the drilling was done prior to their ownership so the results of the drilling are not available to the author.

Teryl Resources acquired the property in the early 1990’s and conducted limited ground magnetics surveys and power auger soil sampling on 400 foot spaced north-south lines. This work outlined two broadly defined gold in soil anomalies, the East anomaly lies on the divide between Seattle and Steamboat Creeks on the eastern margin of the property. The Western anomaly is located on the divide between Moose Creek No. 2 and small unnamed tributaries of Dome Creek in the central portion of the West Ridge property. Follow-up work on these anomalies was conducted by Kinross in 1998 and 1999 when Kinross completed widely spaced Bombardier auger soil sampling and followed up by drilling 4 reverse circulation drill holes (1,650 feet) along the old powerline right or way within the Western anomaly. Kinross terminated its option on the property in early 2000.

Geological Setting

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area . The southern two-thirds of the West Ridge project is situated primarily in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist (Figure 3). These rocks are in fault contact along the northeast trending Eldorado Fault which separates Fairbanks Schist on the south from eclogite and amphibolite facies rocks of the Chatanika Terrane on the north. Rocks of the Cleary Sequence and Fairbanks Schist are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts present in the district.

Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble.

Most investigators believe rocks of the Cleary Sequence and Fairbanks Schist have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane ( Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Evidence from the district and from other parts of Interior Alaska with similar geologic histories suggest rocks classified as part of the Cleary Sequence may in fact be both Fairbanks Schist and Chatanika terrane rocks separated by multiple low angle structures that could be either thrust or gravity faults or both.

Intrusives in the Fairbanks district have yielded Ar40/Ar39 and K-Ar dates of 85-95 million years. These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the West Ridge project area. The presence of hypabyssal intrusives and sporadic Au and Au-W mineralization in the West Ridge project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome. This conclusion is supported by airborne geophysical surveys. Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date or are contemporaneous with mineralization.

Rocks on the West Ridge project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system. Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to pre-date N60-80E folding. Although little empirical evidence exists from the West Ridge property itself, gold mineralization on the West Ridge project probably post-dates regional and district scale folding and probably is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

Deposit Types

Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East. This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, Ar40/Ar39 geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district. A synthesis of this information suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metamafic horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane.

Seven different potentially economic gold deposit types have been identified in Interior Alaska and the Fairbanks district. They are:

1.

Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil (433,000 oz) are examples of such mineralization. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

2.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic and spatial relationship between host intrusion and gold mineralization.

3.	Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic and spatial relationship between host intrusion and gold mineralization,
4.

Base metal ± Au, Ag and W intrusion hosted mineralization with both spatial and genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects.

5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Tolovana (500 oz production) veins. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization. There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

7.

Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include Scrafford and Stampede mines. There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

Mineralization

Little is know of the controls for mineralization on the West Ridge project however gold mineralization in the Fairbanks District is well documented and reasonably well understood. The majority of the mineralized structures in the district trend either N60-80W and dip steeply to the southwest or N40-60E and dip steeply to the northwest. These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults.

Examination of the spatial arrangement of gold occurrences in the Fairbanks District suggests clusters or swarms of gold-bearing veins, stockworks and shear zones are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart across the district. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990’s. Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, which cuts through the West Ridge property (Figure 3), is the best documented of these district scale northeast structures and appears to control mineralization at both the Ryan Lode (2.4 million ounces) and the True North (1.3 million ounces) deposits. This 8,000-foot periodicity extends to the east where it is associated with the 600,000 ounce Dolphin deposit and several of the district’s largest past-producing lode gold mines (Freeman, 2004). Gold mineralization to the west of the Eldorado Creek fault in the Treasure Creek area and the Sheep Creek area of Ester Dome may also be controlled by regularly spaced northeast trending structures.

The other recently recognized feature of gold mineralization in the West Ridge area is related to the structural relationship between “lower plate” rocks of the Fairbanks Schist – Cleary Sequence and “upper plate” rocks of the Chatanika Terrane. Published maps of the district indicate that the contact between the overlying Chatanika Terrane and rocks of the lower plate are marked by a single north-dipping thrust plane that strikes northeast. This thrust event was dated at 130 Ma based on data derived from a single core hole drilled by Placer Dome on Marshall Dome several miles east of the West Ridge project. The actual contact between upper and lower plate rocks is not exposed at surface anywhere along its mapped trace so the inferred motion direction (thrust versus low-angle gravity fault) is unknown. With the exception of gold and antimony mineralization in the vicinity of the True North deposit, published geologic maps of the district indicate that all of the historic lode gold, tungsten and antimony occurrences in the district are hosted in lower plate rocks. However, geological and geochemical data from the West Ridge property suggest that lode gold mineralization on the Old Glory prospect on the West Ridge project is hosted in a zone containing mixed lithologies derived from both upper and lower plate rocks. This mixed zone appears to may be the result of multiple en-echelon low angle structures separating upper and lower plate rocks. If this interpretation is correct, the grade and geometry of gold mineralization in the West Ridge project area may be controlled in part by district-scale northeast trending “master” structures and favorable physio-chemical conditions in host rocks separated by en-echelon low-angle faults related to emplacement of the Chatanika Terrane.

Drilling and Exploration and Development

The only significant exploration work conducted on the West Ridge project was that conducted by Teryl (1992-96) and Kinross (1998 and 1999, See History). Teryl’s efforts consisted of ground magnetics and soil auger sampling which identified the East and West anomalies (see History). Except for gold values, details of these surveys are not available to the author. A total of 718 soil auger samples were collected by Teryl with gold values ranging from 2 to 990 ppb (Teryl, 1996). Anomalous gold was clustered in two locations in the central part of the property on the ridge between Moose Creek and Seattle Creek and on the divide between upper Dome Creek and Steamboat Creek. A single anomalous soil sample containing 215 ppb gold was detected near the Old Glory prospect but was not associated with other anomalous soil samples.

In 1998 Kinross Gold, then operating the Fort Knox project and conducting district-scale work on a number of other projects acquired the West Ridge property and completed due diligence sampling that confirmed the presence of anomalous gold, arsenic and antimony on the East and West Anomalies. Additional widely spaced Bombardier soil auger sampling was completed in 1999 and reverse circulation drilling was conducted on the West anomaly. This work identified two large gold in soil anomalies, the East and West anomalies. The West anomaly measures 4,000 feet NW-SE by 3,000 feet NE-SW and contained numerous samples with +100 ppb gold and +200 ppm arsenic. Limited surface rubble crop returned anomalous gold in felsic intrusive and quartzite with the values ranging from <5 ppb to 16.45 ppm. The East anomaly, while containing lower overall geochemical values, is over 7,000 feet long NE-SW and extends off the West Ridge property to the northeast. Gold in soils on the East anomaly reached a high of 1.64 ppm. A single sample anomaly containing 960 ppb gold was identified 2,000 feet west of the Old Glory prospect but the Old Glory prospect was not covered by the Kinross soil sampling grid.

Kinross conducted follow-up reverse circulation drilling in 5 holes (1,650 feet) on the West anomaly. This drilling failed to intersect significant mineralization except for a 20 foot interval in hole WR1 with returned 0.033 opt gold from 115 to 135 feet and a 10 foot interval in hole WR4 with returned 0.040 opt gold from

340 to 350 feet. Gold-bearing intrusive rocks that were mapped and sampled at the surface were not found to be extensive in drilling. Anomalous gold in drill cuttings was associated with elevated arsenic and antimony similar to other gold-bearing systems in the central Fairbanks Mining District. Kinross terminated its interest in the property prior to the 2000 exploration season.

Drilling

Past drilling on the West Ridge property was conducted by Kinrsoss Gold in 1999. This work consisted of 4 reverse circulation drill holes (1,650 feet).

Trenching

Geochemical results from the three West Ridge trenches indicate the presence of widespread elevated gold, arsenic and antimony with sporadic but lower level anomalous lead, molybdenum, bismuth and tungsten . Host rocks consist of quartz mica schist, quartzite, felsic intrusives and breccia zones containing one or more of these rock types and clearly show a strong shear zone at about 70 meters in Trench 1 which separates quartzite and quartz mica schists of the Fairbanks Schist with low level gold and pathfinder levels on the west from more elevated gold and pathfinder levels to the east. Host rocks east of this structure contain elevated levels of Mg, K, Ba, Ca, Ba, Sr, and V and appear to be composed of host rocks with compositions similar to eclogitic rocks of the Chatanika Terrane, an allochthonous terrane which hosts the True North deposit to the northwest but which has never been identified as being present on the West Ridge claims. The shear at the 70 meter mark returned grab samples with values up to 2.12 grams per tonne gold and 5,280 ppm arsenic and strikes to the northeast. This shear probably is responsible for the northeast-trending gold-in-soil anomaly outlined previously by auger sampling. The extension of this shear into Trench 2 did not yield significant gold mineralization but did correspond to a 10-meter section of the trench with anomalous gold, arsenic and antimony mineralization.

The most significant intervals encountered in trenching came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic (Table 1). This intrusive did not contain anomalous Pd, Ag, Sb, Bi or W. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

Mineral Processing and Metallurgical Testing

There has been no mineral processing or metallurgical testing on mineralized material from the West Ridge property.

Mineral Resource and Mineral Reserve Estimates

There are currently no mineral resources or mineral reserve estimates on the West Ridge property.

Mining Operations

Currently, there are no mining operations conducted on the West Ridge Mineral Claims.

OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Plan of Operations

Source of Funds for Fiscal 1999/2000

Our primary source of funds since incorporation has been through the issuance of equity securities.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock, sales of options on mineral properties and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

On February 14, 2000, John G. Robertson, our President, issued a "Commitment to Provide Financing to Teryl Resources Corp. as Required for Ongoing Operations". The substance of the Commitment states that, if the Company is not able to obtain funds required for maintaining its ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for the Company on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$100,000 per year and that he is capable of and willing to provide and/or arrange for such funding until the Company is able to obtain adequate funding from other sources, and/or is able to generate net earnings from revenues which will sustain its ongoing operations.

In the event that Mr. Robertson were not able to meet his commitments, and no other sources of capital were available to the Company in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon the Company's shareholders.

At the present time, and in its present circumstances, there exists substantial doubt as to the ability of the Company to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining the Company's operating overhead, although Mr. Robertson has committed to ensuring that the Company is able to survive on an interim basis, over the longer term, the Company will need to either begin to derive revenues from its existing resource-based assets, or find and enter into a business which holds the prospects of ensuring that it can continue as a going concern. Management is aware of such need and is both researching new business opportunities and assessing potential financing possibilities for funding its existing resource property obligations and also any new business which may be entered into or acquired.

We had a working capital deficiency of $472,248 on May 31, 2000.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2000, we had assets valued at $49,563 located in Canada; and assets valued at $1,216,085 located in the United States.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Registration Statement.

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended May 31, 2000, May 31, 1999 and May 31, 1998 respectively are included in this Registration Statement.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss under US GAAP of $443,741 in the year ended May 31, 2000 (1999 - $462,108; 1998 - $163,243).

A.        OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2000, May 31, 1999 and May 31, 1998.

Fiscal Year Ended May 31, 2000 compared to Fiscal year Ended May 31, 1999

Results of Operations

During fiscal 2000, revenue from oil and gas operations was $16,942 as compared to $14,390 for fiscal 1999. The Company also repaid advances to related parties of $35,172 during fiscal 2000.

Administrative expenses in fiscal 2000 totaled $414,546 as compared to $91,248 in 1999. The expenses increased from the prior year mainly due to the loss on writedown of investments of $286,085 in fiscal 2000 (1999 - $nil). Mineral property exploration expenses decreased from $378,331 in fiscal 1999 to $202,333 in fiscal 2000, as the Company completed to Phase II exploration program on the Gil Venture property located in Alaska.

Fiscal Year Ended May 31, 1999 compared to Fiscal year Ended May 31, 1998

Results of Operations

We received $14,390 in revenues from operations in fiscal 1999 compared to $43,107 in 1998.

Administrative expenses decreased to $91,248 in 1999 from $123,008 in 1998, due mainly to net decreases of $5,012 in legal, consulting and professional fees from 1998 to 1999, a $20,460 decrease in wages, secretarial and benefits, and a $13,440 decrease in management and directors’ fees. Other expenses remain relatively static, with the exception of a $6,138 write off of accounts payable.

Mineral property exploration expenses increased considerably in 1999 to $378,331 from $25,803 in 1998 as the Company funded our portion of phase II mineral property exploration expenses, while no such expenses were incurred in 1998. The net loss for 1999 under U.S. GAAP totaled $462,108 compared to a loss of $163,243 in 1998.

B.        LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended May 31, 2000 compared to Fiscal year Ended May 31, 1999

During 2000, we financed our operations by the issue of 75,000 common shares for cash proceeds of $25,500, pursuant to the exercise of stock options. We also sold part of our equity investment in LinuxWizardry Systems, Inc. for proceeds of $248,839.

We spent $110,963 of these funds on operating activities for the year ended May 31, 2000 as compared to $83,625 the year ended May 31, 1999.

Our cash position decreased by $74,129 to $11,725 and our working capital deficiency as at May 31, 2000 was $472,248.

Fiscal Year Ended May 31, 1999 compared to Fiscal year Ended May 31, 1998

During the fiscal year ended May 31, 1999, we continued to derive, as in the past, most of our development and operating capital primarily from the issuance of capital stock.

During the year, we issued a total of 1,760,000 common shares in a private placement at $0.15 per share which provided $264,000 cash to the Company. The securities offered pursuant to this placement were sold in Canada. During the year, we received a net $162,045 in advances from related parties.

At 1999 year end, current assets stood at $374,728, compared to $292,592 at the end of 1998. Current liabilities increased to $555,541 from $393,734 in 1988 due mainly to the increase in advances from related companies. Working capital decreased substantially to a negative $180,813 from a negative $101,142 at the end of 1998. Shareholders’ equity increased to $1,324,675 from $1,040,945 at the end of 1998 as a result of continuing operating losses being funded by increases in new equity and related party advances.

Fiscal Year Ended May 31, 1998 compared to Fiscal year Ended May 31, 1997

During the fiscal year ended May 31, 1998, we continue to derive most of its development and operating capital primarily from the issuance of capital stock as it has in the past.

The Company issued a total of 550,000 common shares in two private placements, one of 250,000 shares at $0.17 per share which provided $42,500 to the Company, and the other of 300,000 shares at $0.15 which provided $45,000. The securities offering pursuant to these placement were sold in Canada. During the year, the Company also issued 1,333,333 common shares to settle debt of $200,000 owed to SMR Investment, Ltd. a related party. During the 1999 year the Company paid a net $178,196 to related companies to decrease the amounts of advance due to such related parties.

At 1998 year end, current assets stood at $292,592, compared to $287,029 at the end of 1997. Current liabilities decreased to $393,734 from $567,808 at 1997 year end due mainly to a decrease in advances described above. The 1998 year end working capital deficit decreased substantially to a negative $101,142 from a negative $280,779 at the end of 1997. Shareholders’ equity increased to $1,040,945 at the 1998 year end from $936,719 at the end of 1997, mainly as a result of the conversion of debt to equity described above.

Capital Resources

Our authorized capital consists of 30,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2000 we had 23,033,238 issued and outstanding common shares (May 31, 1999 – 22,958,238) issued and outstanding common shares). No Preferred Shares have been issued to date.

During the year ended May 31, 2000, 75,000 stock options were exercised, no stock options expired or were cancelled and no stock options were granted. As at May 31, 2000 we had 660,000 stock options outstanding at exercise prices ranging from $0.15 per share to $0.20 per share with expiry dates ranging from February

22, 2002 to March 17, 2004. These stock options vest over a two-year period from the date of grant. Subsequent to May 31, 2000, no stock options have been exercised and no options were issued. If exercised, the 660,000 stock options would increase our available cash by $101,500.

As at May 31, 2000 we had 1,760,000 warrants outstanding exercisable at a price of $0.18 per share before May 22, 2001. If exercised, these warrants would increase our available cash by $316,800.

As at May 31, 1999 we had 1,335,000 stock options outstanding ranging from an exercise price of $0.15 per share to $0.34 per share with expiry dates ranging from February 16, 2000 to March 17, 2004.

As at May 31, 1999 we had 2,310,000 warrants outstanding ranging from an exercise price ranging from of $0.15 per share to $0.20 per share with expiry dates ranging from June 21, 1999 to March 22, 2001. During fiscal 1999, no stock options were exercised, and no warrants were exercised.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2000, 1999 and 1998.

We have adopted the intrinsic value based approach to Stock Based Compensation under the provisions of CICA 3870 and APB No. 25. The method of adoption applied by us is permissible under both Canadian and US standards.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 1998, May 31, 1999 and May 31, 2000. We do not hold any patents, trademarks or copyrights.

D.        TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2000.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	US$299,000	US$299,000	Nil	Nil	Nil
Long-term debt obligations	Nil			-	-
Capital (Finance) Lease obligations	Nil			-	-
Operating lease obligations	Nil			-	-
Purchase Obligations	Nil			-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil			-	-
Total	US$299,000	US$299,000	Nil	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in British Columbia, Northwest Territories and Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Gil Property, Alaska	2000	$ -	$ -	-
	2001	$ -	$ -	-
Westridge Property, Alaska	2000	$ -	$ -	-
	2001	$ -	US$299,000	-
Rob, BC	2000	$ -	$ -	-
	2001	$ -	$ -	-
Silverknife, BC	2000	$ -	$ -	-
	2001	$ -	$ -	-
Stepovich, Alaska	2000	$ -	$ -	-
	2001	$ -	$ -	-
Amad, NWT	2000	$ -	$ -	-
	2001	$ -	$ -	-

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Oil and Gas Wells:

The Company owns 6.5% Working Interest in the Peters No. 1 Well, situated in Fayette County, Texas, (4.680% Net Revenue Interest, after royalties and a carried interest by the operator), and a 7.5% Working Interest (5.79375% Net Revenue Interest after 22.75% royalties) in each of the Jancik #1 and Hermann #4 wells, located in Burleson County, Texas.

Under Canadian GAAP the cost of the wells would be depleted on the basis of units of production over estimated recoverable reserves. Under U.S. GAAP the wells would be written down to a nominal value of $1 each. This difference would result in the assets being reduced by $9,645 and expenses being reduced by $7,533 regarding amortization charged on the wells during the year.

G.        Safe Harbor

Not applicable.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2000, our Board of Directors consisted of three Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of May 31, 2000.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (2)(3)	President, Director	60	October 25, 1985
Brian W. Cherry (1)(3)	Director	61	August 16, 1985
Susanne Robertson (1)(2)(3)	Director	54	September 12, 1990

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

(3)

Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

John Robertson. Mr. Robertson is the President and a founder of the Company since 1985; Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”). Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President, Chief Executive Officer and Chairman of the Board of Linux Gold Corp. since 1979. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., and Argon Investment Corporation. Mr. Robertson is a citizen and resident of Canada.

Susanne Robertson. Director of the Company since 1990; Principal of SMR Investments, Ltd., a private business and financial consulting company, since 1979; Director of Linux Gold Corp, a BC company reporting in the US and Canada involved in the development of computer software, since 1984. Ms. Robertson is a citizen and resident of Canada

Brian Cherry. Director of the Company since 1985. He is also a and Officer of the following public companies: Reg Technologies Inc., REGI U.S., Inc. and Flame Petro-Minerals Corp., and, during the fiscal year ended 2000, was employed by Superior Manufacturing, a private company located in Mission, B.C. Mr. Cherry is a citizen and resident of Canada.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints Senior Management who serve at the discretion of the Board of Directors.

Senior Management

Donna M. Moroney Ms. Moroney is Secretary of the Company and also a consultant to and officer of a number of private and public companies in Canada providing assistance in regulatory compliance and administrative support. Ms. Moroney is a citizen and resident of Canada.

Jennifer Lorette Ms. Lorette is Vice President and Chief Financial Officers of the Company. She is also a vice president of Reg Technologies Inc. and REGI U.S., Inc. Ms. Lorette is also Secretary/Treasurer and Chief Financial Officer of Information Highway Inc. and Secretary/Treasurer of IAS Communications Inc. Ms. Lorette is a citizen and resident of Canada.

No Director and/or Senior Management had been the subject of any order, judgement, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.        COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2000, May 31, 1999 and May 31, 1998 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards	Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / SARS(1) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Othe Compensation ($)
John G. Robertson, President and Director	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	42,000.00(3) 42,000.00 (3) 42,000.00 (3)	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian Cherry, Director	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 / Nil 500,000 / Nil Nil / Nil	NNil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

There are no other management contracts in existence at this time which the Company is a party to.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2000	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
Directors who are not Named Executive Officers	Nil	nil% (1)	$0(1)		$0

(1)	During the fiscal year ended May 31, 2000 no stock options were granted.

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd. During the last fiscal year of the Company, the sum of $30,000 was paid as a management fee to SMR Investments Ltd.

No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year contributed to the directors and officers.

During the fiscal year ended May 31, 2000 no stock options were granted pursuant to stock option plans. 75,000 director options were exercised and no options were cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at May 31, 2000 are 660,000. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2000 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2000
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Value of Unexercised In-
the-Money Options at
	Number of		Number of Unexercised	Fiscal Year-End
	Shares Acquired	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	on Exercise	Realized	Exercisable/Unexercisable	Unexercisable

John G. Robertson, President and Director	N/A	N/A	Nil / Nil	$N/A / N/A

Jennifer Lorette, Vice President and Chief Financial Officer	N/A	N/A	50,000 / Nil	$0.15 / N/A

Susanne Robertson, Director	N/A	N/A	500,000 / Nil	$0.15 / N/A

Brian Cherry, Director,	N/A	N/A	Nil / Nil	$N/A / $N/A

Donna Moroney	N/A	N/A	50,000 / Nil	$0.15 / $N/A

Renlu Wang	N/A	N/A	50,000 / Nil	$0.20 / $N/A

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	-	-	-
Jennifer Lorette	50,000	$0.15	November 16, 2003
Brian Cherry	-	$n/a	-
Susanne Robertson	500,000	$0.15	March 17, 2004
Donna Moroney	50,000		November 16, 2003
Renlu Wang	50,000	$0.20	February 27, 2002
TOTAL HELD AS A GROUP:	650,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Cheryl Kelemen	10,000	$0.15	March 17, 2004

TOTAL HELD AS A GROUP:	10,000

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

C.        BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consist of Brian Cherry and Susanne Robertson.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.        EMPLOYEES

We employed no employees during any of the years ended May 31, 2000, May 31, 1999 and May 31, 1998. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.        SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2000:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,607,064 (2)	15.66%
Jennifer Lorette	50,000 (3)	* %
Brian Cherry	3,500 (4)	*
Susanne Robertson	5,489,783 (5)	23.83%
Donna Moroney	50,000 (6)	* %

(1)	as at May 31, 2000, there were 23,033,238 issued and outstanding common shares.

(2)

Includes 1,747,564 common shares held directly, 1,859,500 common shares held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust and no nil options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust] Mr. Robertson's address is the same as our address.

(3)	Includes 50,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.

(4)	Mr. Cherry's address is the same as our address.

(5)

Includes 561,500 common shares held directly, 4,428,283 common shares held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson, and 500,000 options which are currently exerciseable. Mrs. Robertson does not have any different voting rights. Ms. Robertson's address is the same as the Company’s.

(6)	Includes 50,000 options that are currently exercisable. Ms. Moroney’s address is the same as the Company’s.

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to Item 6.B above “ Stock Options Granted to Employees, Directors and Senior Managers”.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation, foreign government or by any other natural or legal person, except as set out below.

At May 31, 2000, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	4,989,783 (1)	21.66%
John G. Robertson	3,607,064 (2)	15.66%

(1) Of the 4,989,783 common shares owned by Susanne Robertson, a Director of the Company, 561,500 common shares are held directly and the balance of 4,428,283 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson. Mrs. Robertson does not have any different voting rights.
(2) Of the 3,607,064 common shares owned by John G. Robertson, our President and a Director, 1,747,564 common shares are held directly and the balance of 1,859,500 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

We do not know of any arrangements which could result in a change in control of the Company.

B.        RELATED PARTY TRANSACTIONS.

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd. During the last fiscal year of the Company, the sum of $30,000 was paid as a management fee to SMR Investments Ltd.

We paid a director's fee of $12,000 to John G. Robertson, our President, during each of fiscal years 2000, 1999 and 1998.

We had related party advances outstanding of $283,672 at the May 31, 2000 year-end, compared to $320,046 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2000 are as follows:

  SMR Investments Ltd. is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees of $30,000 (1999 - $30,000; 1998 - $17,500) and secretarial services and rent of $18,000 (1999 - $nil; 1998 - $nil) by SMR during the current year.

  The Company holds 85,780 shares (1999 -144,780 shares) of Linux Gold Corp. (formerly Linuxwizardry System Inc.), a public company controlled by an officer of the Company.

  Consulting and legal services fees amounting to $ 3,634 (1999 - $ 6,045) were paid to Nodanis Consulting, operated by D. Moroney, Secretary of the company.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

C.        INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

See our audited consolidated financial statements for the fiscal years ended May 31, 2000, May 31, 1999 and May 31, 1998.

Legal Proceedings.

We are not a party to any material legal proceedings.

Dividend Distribution Policy.

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.        SIGNIFICANT CHANGES

None.

ITEM 9.        THE OFFER AND LISTING

A.        OFFER AND LISTING DETAILS

Our shares trade solely on the TSX Venture Exchange (the "TSXV") (the Vancouver Stock Exchange as at May 31, 2000) under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. There has been no U.S. market in our shares.

We believe that our common stock falls under the classification of a “penny stock”, as that term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

The following table shows the annual high and low closing prices of our stock traded on the Vancouver Stock Exchange (now the TSXV) during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2000	0.52	0.10	0.25
1999	0.25	0.10	0.16
1998	0.21	0.08	0.14
1997	0.29	0.13	0.15
1996	0.41	0.16	0.27

The following table shows the quarterly high and low closing prices of our stock traded on the Vancouver Stock Exchange (now the TSXV) during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2000 Q4 5/31/00	0.52	0.25	0.25	2,112,799
Q3 2/28/00	0.38	0.10	0.32	1,968,500
Q2 11/30/99	0.20	0.10	0.12	453,800
Q1 8/31/99	0.17	0.12	0.13	158,000

1999 Q4 5/31/99	0.25	0.14	0.16	650,100
Q3 2/29/99	0.22	0.10	0.14	853,100
Q2 11/30/98	0.17	0.10	0.13	247,000
Q1 8/31/98	0.15	0.11	0.13	192,400

(Information provided by the TSX Venture Exchange. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

Common Share Description

Our authorized share capital consists of 30,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00. All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of this 20-F.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act (British Columbia). Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting. There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of May 31, 2000, the share purchase warrants outstanding. These warrants were issued in conjunction with one private placement for the purchase of a total of 1,760,000 common shares.

Effective Date	Number of	Number of	Year 1	Year 2	Expiration Date of Share
of Issuance	Share Purchase	Share Purchase			Purchase Warrants
	Warrants	Warrants Still
	Originally	Outstanding
Issued

April 15, 1999	1,760,000	1,760,000	0.15	0.18	April 15, 2001

B.        PLAN OF DISTRIBUTION

Not applicable.

C.        MARKETS

Our shares trade solely on the Vancouver Stock Exchange [as of the filing date, the TSX Venture Exchange (the "TSXV")] under the symbol “TRC”. There are currently no restrictions on the transferability of these shares under Canadian securities laws.

D.        SELLING SHAREHOLDERS

Not applicable.

E.        DILUTION

Not applicable.

F.        EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.        SHARE CAPITAL

Not applicable.

B.        MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984, a special resolution was passed changing its name to Teryl Resources Corp.

We have two classes of shares. We have 30,000,000 authorized common shares, voting, without par value; and authorized 5,000,000 non-voting preferred shares with a par value of $1.00. Our common shares are without any special rights or restrictions.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of this 20-F.

The dividend entitlement of a common shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the Company Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

Our memorandum and articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our shares. There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our memorandum and articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia, where we are a reporting company, require any person holding or having control of more than 10% of our issued shares to file insider returns disclosing such share holdings.

C.        MATERIAL CONTRACTS

During the years ended May 31, 2000 and May 31, 1999, we entered into no material contracts.

D.        EXCHANGE CONTROLS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax. See Item 10.E, "Taxation".

There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non- Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E.        TAXATION.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Teryl Resources Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT BY EXPERTS.

Our financial statements included in this annual report for the years ended May 31, 2000 and 1999 were audited by June Fitzmartyn, Chartered Accountant [ with the U.S. GAAP note audited by Morgan and Company, Chartered Accountants] as stated in their report appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.        DOCUMENTS ON DISPLAY.

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30624) on December 29, 2000, which became effective February 27, 2001 The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

Our registration statement and this annual report may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.        SUBSIDIARY INFORMATION.

We own interests in the following companies:

1.

a 100% interest in Argon Investment Corporation, a British Columbia company. Argon Investment Corporation holds 773 shares in the capital of KRS (1987) Financial Limited. Otherwise, the subsidiary is inactive;

2.	a 100% interest in Teryl, Inc., a Delaware company that owns and operates the Issuer’s Alaska mineral property interests and its interests in three oil and gas wells located in Texas; and

3.	a 40% interest in International Diamond Syndicate Ltd., a private company that owns a 16% interest in diamond claims covering 71,600 acres located in the Misty Lake area of the Northwest Territories.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will be effective for the Company’s fiscal year beginning June 1, 2000. Because the Company is no involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on the Company’s financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B.        USE OF PROCEEDS.

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this registration statement, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this registration statement and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by the registration statement that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.        [Reserved]

ITEM 16A.     Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2000, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby two members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.     Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2000.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2000	1999
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	$2,975	$3,900

(b) Audit-Related Fees	$8,000	$9,900

(c) Tax Fees	$ -	$ -

(d) All Other Fees	$ 7,934	$ 950

ITEM 16D.     Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2000

JUNE FITZMARTYN
CHARTERED ACCOUNTANT

#300 - 2600 GRANVILLE STREET,
VANCOUVER, B. C. V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2000 and May 31, 1999 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2000 and May 31, 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

June Fitzmartyn

Vancouver, B.C.	CHARTERED ACCOUNTANT
October 12, 2000

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2000

	2000	1999
	$	$
ASSETS

Current Assets:
Cash	11,725	85,854
Prepaids, accounts and accrued receivables	5,656	3,674
Advances to related companies (Note 3)	1,513	285,200

	18,894	374,728

Office Equipment (Note 5)	7,546	9,432

Oil and Gas Well Interests (Note 6)	9,648	17,180
Investments (Note 4)	21,742	40,295
Mineral Property Interests (Note 7)	168,413	274,781
Deferred Expenditures:
Exploration and development (Note 7)	1,038,026	1,162,421

Incorporation	1,379	1,379

	1,039,405	1,163,800

	1,265,648	1,880,216

LIABILITIES

Current Liabilities:
Accounts payable (Note 11)	15,881	48,865
Accrued liabilities	40,769	35,832
Estimated liability for income and capital taxes (Note 8)	820	798
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	283,672	320,046

	491,142	555,541
Contingencies and Commitments (Note 11)

SHAREHOLDERS' EQUITY

Share Capital: (Note 12)
Issued	6,020,427	5,994,927

Subscriptions Received (Note 15)	146,044	146,044

Deficit	(5,391,965)	(4,816,296)

	774,506	1,324,675

	1,265,648	1,880,216

Approved by the Directors:

“J. ROBERTSON”                                        J. Robertson

“B. CHERRY”                                               B. Cherry

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999	1998
	$	$	$
Mineral Claim Operations:
Revenue:
Proceeds from option agreements (Note 7B)	37,388	-	20,727
Expenses:
Exploration and development written off re optioned claims	17,186	-	-
Exploration and development written off re inactive claims	309,542	-	-
Exploration and development written off re lapsed claims	-	-	42,880
Property costs written off re lapsed claims	22,001	-	47,065
Property costs written off re optioned claims	8,367	-	-
Property costs written off re inactive claims	75,999	-	-
	433,095	-	89,945

Net Income (Loss) from Mineral Claim Operations	(395,707)	-	(69,218)
Oil and Gas Operations:
Revenue	16,942	14,390	22,380
Expenses:
Operating expenses	8,710	6,919	10,474
Amortization on wells (Note 6)	7,533	14,649	30,841
	16,243	21,568	41,315

Net Income (Loss) from Oil and Gas Operations	699	(7,178)	(18,935)

Net Operating Income (Loss)	(395,008)	(7,178)	(88,153)
Other Income:
Gain on disposal of investments (Note 4)	233,885	-	-

Net Income (Loss) before other Expenses	(161,123)	(7,178)	(88,153)
Other Expenses:
Administration expenditures (Schedule A)	414,546	91,248	123,008

Net Loss for the Year	575,669	98,426	211,161

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0251)	(0.0046)	(0.0104)

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	4,816,296	4,717,870	4,506,708

Add: Net Loss for the Year	575,669	98,426	211,161

Deficit at End of Year	5,391,965	4,816,296	4,717,869

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999	1998
	$	$	$
Loss on write down of investment (Notes 3 & 4)	286,085	-	-
Management and director's fees (Note 13)	30,000	-	17,500
Audit, accounting and consulting (Note 13)	18,909	18,810	21,315
Office rent and utilities (Note 13)	18,111	3,600	-
Interest on debenture (Note 9)	14,737	14,697	14,697
Publicity, promotion and investor relations	11,520	5,740	6,226
Legal	9,235	16,490	14,937
Filing fees	7,252	5,065	6,499
Office, stationery and delivery	6,156	1,094	1,737
Transfer agent fees	5,573	5,513	5,221
Bank charges and interest	4,787	3,764	2,204
Foreign exchange loss (gain)	315	4,221	(1,854)
Shareholders and meeting costs	252	4,162	1,628
Public relations and advertising	-	-	138
Telephone and telecopier	213	7,725	4,928
Travel, entertainment and automobile	-	-	47
Wages, secretarial and benefits	-	4,987	25,447
Amortization	1,886	2,127	2,428
	415,031	97,995	123,098
Less: Write off of accounts payable (Note 11)	-	6,138	-
Interest income	485	609	90
	485	6,747	90

Administration Expenditures for the Year	414,546	91,248	123,008

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999	1998
	$	$	$
West Ridge Claims: (Note 7B)
Geophysical survey	-	25,277	13,665
Assays, maps and title perfection	11,293	-	7,937
Legal and registry	-	2,949	4,201
	11,293	28,226	25,803
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,019	-	-

Gil Venture: (Joint Venture) (Note 7C)
Phase II exploration	189,022	350,105	-
Exploration and Development for the Year	202,333	378,331	25,803
Exploration and Development at Beginning of Year	1,162,421	784,090	801,167
	1,364,754	1,162,421	826,970
Less: Exploration and development written off:
Re inactive claims	309,542	-	-
Re lapsed claims	-	-	42,880
Re optioned claims	17,186	-	-
	326,728	-	-

Exploration and Development at End of Year	1,038,026	1,162,421	784,090

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2000

	2000	1999	1998
	$	$	$

Operating Activities:
Revenue receipts for the year	53,550	16,407	43,107
Receipt of interest income	485	606	90
Refunds of goods and services sale taxes	3,082	4,268	-
Increase in estimated liability for taxes	22	-	47
Payment of interest on debenture	(17,800)	(22,323)	-
Payments to suppliers for goods and services	(150,302)	(82,583)	(110,162)

Cash Flows Provided (Used) by Operating Activities	(110,963)	(83,625)	(66,918)

Financing Activities:
Share Capital Issued (Note 12)	25,500	264,000	287,500
Non-cash – Shares issued for debt	-	-	(200,000)
Subscriptions received (Note 15)	-	118,157	27,887
Advances from (to) related companies (Notes 3 & 10)	(35,172)	162,045	(178,196)
Less: Shares issued for debt	-	-	200,000

Cash Flows Provided by Financing Activities	(9,672)	544,202	137,191

Investing Activities:
Proceeds on sale of investments (Note 4)	248,839	-	-
Acquisition of office equipment	-	(1,846)	-
Acquisition of mineral property interests	-	-	(22,000)
Current exploration and development expenditures	(202,333)	(378,331)	(25,803)

Cash Flows Provided (Used) by Investing Activities	46,506	(380,177)	(47,803)

Increase (Decrease) in Cash for the Year	(74,129)	80,400	22,470

Cash (Deficiency) at Beginning of Year	85,854	5,454	(17,016)

Cash (Deficiency) at End of Year	11,725	85,854	5,454

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2000

1.	SIGNIFICANT ACCOUNTING POLICIES:

	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Historical Cost:

Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

[c]	Fixed Assets:

The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

[d]	Accounting for Oil and Gas Well Interests:

The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

(I)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.

(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.

(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

(I)	If property sold outright - costs written off entirely against proceeds.

(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.

(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.

(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.

(v)	If property abandoned - costs written off entirely.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2000

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

	[f]	Accounting for Administration Expenditures:

The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[I]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2000. If Teryl, Inc. issues shares to others, Teryl Resources Corp's percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:	2000	1999
	Flame Petro-Minerals Corp. (See Note 4)	891	1,492
	Blue Crow Internet Co. Ltd.	621	621
	REGI US, Inc.	-	600
	International Diamond Syndicate Ltd. (See Note 4)	1	282,487
		1,513	285,200

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2000

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS), a private company having no quoted market, in which Teryl Resources owns 40% of its issued shares. At May 31, 2000, their investment was written down to $ 1 as IDS’s property has no proven economic reserves and are not being currently explored and also wrote down its advances to IDS to $ 1 as there is little expectation of recovery. LinuxWizardry Systems, Inc. (formerly Flame Petro-Minerals Corp.) is a public company listed on US Stock Exchanges having a market value of $ 168,399 Cdn. at May 31, 2000 (1999 - $ 21,426). In February, 2000, 59,000 shares of LinuxWizardry were sold for $ 248,839 Cdn. resulting in a gain on disposal of $ 233,885 Cdn.

	2000	1999
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	3,600
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
144,780	36,695	36,695
(59,000) shares sold February , 2000	(14,954)	-
85,780	21,741	36,695
	21,742	40,295

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,815	34,815
	Less: Accumulated amortization	27,269	25,383
		7,546	9,432

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest in the Peters No. 1 Well, situate in Fayette County, Texas, (4.680% Net Revenue Interest, after royalties and a carried interest by the operator), and a 7.5% Working Interest (5.79375% Net Revenue Interest after 22.75% royalties) in each of the Jancik #1 and Hermann #4 wells, located in Burleson County, Texas. The Oil and Gas Well Interests are as follows:

	2000			1999
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,102	53,798	304	1,520
Hermann #4	67,141	67,141	-	-
Jancik #1	107,693	98,349	9,344	15,660
	228,936	219,288	9,648	17,180

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The operators of the property does not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 2% of total assets, it is unlikely the difference would represent a material difference.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2000

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2000	1999
Silverknife	Liard, BC	26.7%	A	1	1
West Ridge	Dome Creek, Alaska	100%	B	127,903	136,271
Gil Venture	Dome Creek, Alaska	20%	C	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	D	9,381	9,381
Rob	Liard, BC	0%	E	-	1
Amad	Lac de Gras, NWT	49%	F	1	76,000
Rocky Mtn. House	W. Central Alta.	0%	G	-	22,000
				168,413	274,781

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	WEST RIDGE:

Pursuant to an agreement dated January 12, 1989, the Company, through its subsidiary Teryl, Inc., and Mohawk Resources Alaska, Inc. acquired an option to earn up to 51% interest in the West Ridge (53 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA for $ 42,500 cash, payments on an assumed liability of $ 60,838 US, work commitments of $ 350,000, issuing 250,000 shares and 50,000 shares as a finder's fee on the acquisition of this property. In November, 1991, the Company acquired a 100% interest in the West Ridge claims from Mohawk by issuing 100,000 shares, paying the annual rent of $ 1,060 US ($ 1,210 Cdn) and recording the work done on the claims.

On March 19, 1997, the Company and Placer Dome US Inc., entered into a lease agreement whereby Placer Dome could earn up to a 70% equity interest in the property. During the 1998 year the Company received $ 20,727 before Placer Dome suspended the agreement on August 1, 1997. During the 1999 year, the Company conducted an exploration program on the claims.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years ($ 25,000 US [$37,388 Cdn] was received Sept. 23, 1999), expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. After the five year payment and expenditure program Kinross will have earned a 70% vested interest and Teryl, Inc. will retain a 30% vested interest and they will proportionately share any further expenditures. The above terms are subject to regulatory approvals. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the option payment received.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2000

7.	MINERAL PROPERTY INTERESTS (Continued):

C.	GIL VENTURE:

Pursuant to agreements with NERCO Exploration Company, the Company and its subsidiary Teryl Inc., entered into a joint venture, whereby Teryl could earn a 50% interest in 237 claims (approximately 9,000 acres) in the Gilmore Dome area of the Fairbanks District of Alaska, for $ 30,000 US cash ($ 35,517 Cdn), work commitments of $ 1,970,000 US and 250,000 shares. The Company did $ 368,192 Cdn in work and issued 250,000 shares valued at $ 83,500 under these agreements before entering into a new agreement. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire up to 68% of Teryl's 50% interest in the Gilmore Project, for $ 187,500 US and $ 1,700,000 US in work. During the 1991 year, the Company received $ 150,000 US ($ 172,568 Cdn) under this option, before entering in to the agreement described below.

On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement, which terminated the above described agreement and option and released the parties from all unsatisfied obligations. The agreement granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 1999 years and expects to go into production in 2001. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 126,000 US ($ 189,022 Cdn) in the May, 2000 year-end and an additional amount to up to $200,000 US is expected to be required by December, 2000.

D.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire all of Teryl's interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. In the 1992 and 1991 years, the Company wrote down its property costs and exploration and development expenditures to 10% against option proceeds received. Teryl, Inc. retains a 10% Net Profit Interest in the claims.

E.	ROB:

Pursuant to agreements with Iskut Gold Syndicate, on March 6, 1990, Teryl acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. Teryl retained a 100% interest in the claims, but, in the 1993 year wrote down their acquisition cost to $ 1 and wrote off their exploration and development expenditures entirely, since the claims had no proven economic reserves. The claims subsequently lapsed and were written off entirely at May 31, 2000.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2000

7.	MINERAL PROPERTY INTERESTS (Continued):

F.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property in 1995 and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely ($ 307,524), since the claims are not currently being explored and have no proven economic reserves.

G.	ROCKY MOUNTAIN HOUSE CLAIMS:

Pursuant to a mineral property agreement dated April 8, 1998, between Dave Hodge and Teryl, the Company acquired a 50% interest in an application for 25 explorations permits, in the Rocky Mountain House claims (approximately 525,000 acres), which are located in West Central Alberta, by paying $ 22,000. These claims lapsed in the 2000 year resulting in $ 22,000 in property costs being written off a May 31, 2000.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/98	1999	May 31/99	2000	May 31/00

Rob - lapsed	1		1	(1)	-
Silverknife	1		1		1
West Ridge - optioned	136,271		136,271	(8,367)	127,903
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad - inactive	76,000		76,000	(75,999)	1
Rocky Mtn. House - lapsed	22,000		22,000	(22,000)	-
	274,781	-	274,781	(106,367)	168,413

DEFERRED EXPLORATION AND DEVELOPMENT:

West Ridge - optioned	240,360	28,226	268,586	11,293
West Ridge - optioned				(17,186)	262,693
Gil Venture	235,205	350,105	585,310	189,022	774,332
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive				2,018
Silverknife - inactive				(2,018)	-
Amad - inactive	307,524		307,524	(307,524)	-
	784,090	378,331	1,162,421	(124,395)	1,038,026

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2000

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company is still in the development stage, no figures have been presented for deferred income taxes. The Company has Canadian income tax losses of approximately $ 1,082,780, which are available to reduce future taxable income until the year 2007. The Company has Canadian exploration and development expenditures of $ 1,409,106 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 820 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. To May 31, 2000, the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 22,961,937 shares (1999 - 21,420,046 shares).

9.	DEBENTURE PAYABLE:	2000	1999

	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,736 was accrued to May 31, 2000 (1999 - $ 17,800). Teryl paid Keltic Bryce $ 22,323 interest on July 16, 1998 and $ 17,800 interest on October 28, 1999.

In December, 1992, Keltic Bryce gave notice they would like to convert the debenture, however since regulatory authorities had not approved the amended agreement, Teryl, on December 3, 1992, made a $ 15,000 payment on accrued interest and on January 4, 1993 the Company paid a further $ 4,648 interest and issued a cheque for $ 150,000 to repay the principal. In January , 1993, Keltic Bryce returned the $ 150,000 cheque uncashed and commenced legal action against the Company and its Directors for damages and fraud. The Company offered a settlement proposal on September 2, 1993, which Keltic Bryce did not accept. On September 14, 1993, the Company paid accrued interest of $ 9,071 to Keltic Bryce. On December 13, 1993, Keltic Bryce filed an amended Statement of Claim against the Company and its Directors for specific performance or damages and costs. The Company filed a Statement of Defence in regards to the Statement of Claim. Examinations for Discovery were held in respect to this matter in 1995.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2000

9.	DEBENTURE PAYABLE (Continued):

Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Option Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. In exchange Keltic Bryce was to invest $ 112,500 US in a convertible debenture to be issued by Teryl, Inc., subject to Teryl, Inc. being listed on the OTC Bulletin Board on or before December 31, 1998. Teryl, Inc. was not listed on the OTC Bulletin Board and terms are still being negotiated to reach a settlement.

10.	ADVANCES FROM RELATED COMPANIES consist of:	2000	1999

	Access Information Systems Inc.	24,495	24,495
	IAS Communications Inc.	621	621
	JGR Petroleum Inc.	47,937	47,937
	Rainbow Network	43,046	43,046
	Reg Technologies Inc.	12,406	76,773
	SMR Investments Ltd.	155,167	127,174
		283,672	320,046

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

The accounts payable trade had included $ 6,138 of fees billed by vendors which the Company wrote off at May 31, 1999, as they had disputed the requirement to pay and the vendors had ceased to bill the Company for these debts.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting No Par Value	30,000,000
Preferred Shares - non-voting $ 1 Par Value	5,000,000

35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2000

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash to May 31, 1998		16,798,174		4,772,788
Year Ended May 31, 1999:
Private placement	A	1,760,000	0.15	264,000
Total Issued for Cash at May 31, 1999		18,558,174		5,036,788
Year Ended May 31, 2000:
Stock option exercised	B	75,000	0.34	25,500
Total Issued for Cash at May 31, 2000		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2000 and 1999		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2000 and 1999		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 2000		23,033,238		6,020,427

A.

On April 15, 1999, pursuant to a Private Placement agreement with five placees, Teryl issued 1,760,000 units at $ 0.15 each, to net the treasury $ 264,000. Each unit consists of one common share and one warrant to purchase one common share at $ 0.15 in the first year and $ 0.18 in the second year.

B.	On May 13, 2000, Brian Cherry, a Director, exercised a Stock Option for 75,000 shares at $ 0.34 per share to net the treasury $ 25,500.

On November 16, 1998, the Company granted a Senior Officer’s stock option to D. Moroney for 50,000 shares at a price of $ 0.15 for a period of five years and a prior Employee’s stock option was amended to a Senior Officer’s stock option and increased to 50,000 shares at a price of $ 0.15 from 25,000 shares at a price of $ 0.16, to expire November 16, 2003.

On March 17, 1999, the Company granted a Director’s stock option to S. Robertson for 500,000 shares at a price of $ 0.15 for a period of five years and a Employee’s stock option to C. Kelemen for 10,000 shares at a price of $ 0.15 for a period of five years.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2000

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At May 31, 2000, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.20	Feb. 27/02
Senior Officer's Option	50,000	0.15	Nov. 16/03
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Employee's Option	10,000	0.15	Mar. 17/04
Private Placement Warrants	1,760,000	0.18	Mar. 22/01
	2,420,000

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Calco Resources Inc. and Agate Bay Resources Ltd. See Notes 3 and 4 above re advances to and investment in IDS.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 18,000 for secretarial services and rent during the current year (1999 - $ Nil). See Note 7A regarding mineral properties transactions with SMR. See Note 10 re advances from SMR.

The Company holds 85,780 shares (1999 -144,780 shares) of LinuxWizardry System Inc. (formerly Flame Petro-Minerals Corp.), a public company controlled by an officer of the Company, as described in Note 4.

Consulting and legal services fees amounting to $ 3,634 (1999 - $ 6,045) were paid to Nodanis Consulting, operated by D. Moroney, Secretary of the company.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2000

14.	SUBSEQUENT EVENTS (Continued):

In June, 2000, the Company sold a further 69,900 shares of LinuxWizardry Systems Inc. for $ 236,288 resulting in a gain on disposal of $ 218,572. See Note 4.

On September 12, 2000, Teryl Resources Corp granted stock options to two directors to purchase up to an aggregate of 1,075,000 common shares at a price of $ 0.24 for a period of five years.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2000. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 2 re consolidation of Teryl, Inc. within these statements.

On August 14, 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US. Subscriptions of $ 146,044 ($ 96,750 US) subscriptions were received by November 19, 1998. The offer was extended to November 14, 1999, but subsequently expired with no additional subscriptions. Since the offering was not fully subscribed, the Companies have decided to have Teryl Resources Corp. apply for eligibility to trade on US exchanges rather than Teryl, Inc. The subscribers have indicated willingness to accept shares of Teryl Resources Corp. in replacement, subject to regulatory approvals.

See Notes 7B & 7C regarding mineral claim exploration and development and option agreements.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves. Accordingly, there were material differences between Canadian GAAP and US GAAP for the years ended May 31, 2000, 1999 and 1998.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2000

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Asset retirement obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143.

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2000, 1999 and 1998.

Stock-based compensation

Under US GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. The Company has chosen to account for stock-based compensation under APB 25.

The Company accounts for stock-based compensation, including stock options and warrants, using the intrinsic value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and outside consultants. Under this method, the intrinsic value of the stock options and warrants at the date of grant is recorded as an expense, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2000, 1999 and 1998.

Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, for the years ended May 31, 2000, 1999 and 1998 there were material differences between the Canadian GAAP and US GAAP in the Company’s investment in marketable securities.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 13
As At May 31, 2000

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	May 31, 2000
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	18,894	–	18,894
Investments	21,742	146,657	168,399
Office Equipment	7,546	–	7,546
Oil and Gas Well Interests	9,648	(9,648)	–
Mineral Property Interests	168,413	–	168,413
Deferred Expenditures	1,039,405	(1,039,405)	–
	1,265,648	(902,396)	363,252

Current liabilities	491,142	–	491,142
Shareholders’ Equity	774,506	(902,396)	(127,890)
	1,265,648	(902,396)	363,252

	May 31, 1999
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	374,728	–	374,728
Investments	40,295	(15,269)	25,026
Office Equipment	9,432	–	9,432
Oil and Gas Well Interests	17,180	(17,180)	-
Mineral Property Interests	274,781	–	274,781
Deferred Expenditures	1,163,800	(1,163,800)	-
	1,880,216	(1,196,249)	683,967

Current liabilities	555,541		555,541
Shareholders’ Equity	1,324,675	(1,196,249)	128,426
	1,880,216	(1,196,249)	683,967

	May 31, 1998
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$

Current assets	292,592	–	292,592
Investments	40,295	(21,113)	19,182
Office Equipment	9,713	–	9,713
Oil and Gas Well Interests	31,829	(31,829)	–
Mineral Property Interests	274,781	–	274,781
Deferred Expenditures	785,469	(785,469)	–
	1,434,679	(838,411)	596,268

Current liabilities	393,734	–	393,734
Shareholders’ Equity	1,040,945	(838,411)	202,534
	1,434.,679	(838,411)	596,298

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 14
As At May 31, 2000

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2000	1999	1998
	$	$	$
Net loss for the year, Canadian GAAP	(575,669)	(98,426)	(211,161)
Adjustments
Amortization of natural gas well	7,533	14,649	30,841
Deferred exploration costs	124,395	(378,331)	17,077
Net loss for the year, US GAAP	(443,741)	(462,108)	(163,243)

Basic and diluted loss per share, US GAAP	(0.02)	(0.02)	(0.01)

Weighted average number of common shares
outstanding, basic and diluted	22,961,937	21,420,046	20,316,777

The Company’s comprehensive loss is comprised as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2000	1999	1998
	$	$	$
Net loss for the year, US GAAP	(443,741)	(462,108)	(163,243)
Change in net unrealized gains (losses) on available-for-sale
investments	161,926	5,844	(11,687)
Comprehensive income (loss)	(281,815)	(456,264)	(174,930)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2000	1999	1998
	$	$	$
Cash flows used in operating activities, Canadian GAAP	(110,963)	(83,625)	(66,918)
Deferred exploration costs	(202,333)	(378,331)	(25,803)
Cash flows used in operating activities, US GAAP	(313,296)	(461,956)	(92,721)
Cash flows (used in) provided by financing activities, Canadian
GAAP and US GAAP	(9,672)	544,202	137,191
Cash flows provided by (used in) investing activities, Canadian
GAAP	46,506	(380,177)	(47,803)
Deferred exploration costs	202,333	378,331	25,803
Cash flows provided by (used in) investing activities, US GAAP	248,839	(1,846)	(22,000)
(Decrease) Increase in cash for the year	(74,129)	80,400	22,470
Cash, beginning of the year	85,854	5,454	(17,016)
Cash, end of the year	11,725	85,854	5,454

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
8.1	List of Subsidiaries	(2)

12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(2)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Jennifer Lorett)	(2)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(2)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Jennifer Lorette)	(2)
14.1	Consent of June Fitzmartyn	(2)

(1) incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission

(2) attached hereto.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Alluvial: A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold

Arsenopyrite: A major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity

Assay – a precise and accurate analysis of the metal contents in an ore or rock sample

Au - gold.

Auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials

Breccia: A fragmental rock; any rock formation essentially composed of uncemented, or loosely consolidated, small angular

Contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

Diamond drill – a large machine that produces a more or less continuous core sample of the rock or material being drilled.

Feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production

Fracture: The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress

Gm/mt or gpt - grams per metric tonne.

Gold deposit - means a mineral deposit mineralized with gold.

Gold resource – see geological or mineral resource

Grams per cubic meter - alluvial mineralization measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

Graphite: A allotropic form of carbon found in nature

Inferred mineral resource: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Indicated mineral resource: That part of a mineral resource for which quantity and grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

Intrusive: cuts across (is intrusive into)

Listwanite: (carbonate altered serpentinite) is associated with gold mineralization.

Lode mining – mining of gold bearing rocks, typically in the form of veins or stockworks

Measured resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral claim or mining claim: The portion of mining ground held under law by a claimant.

mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

net profit interest (NPI) – effectively a royalty based on the net profits generated after recovery of all costs net smelter royalty or NSR - a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit ounce or oz. - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

opt – troy ounces per short ton

placer: A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled skarn: a fine-grained metamorphic rock that is usually coloured green or red, occasionally gray, black, brown or white. It forms through thermal metamorphism as the mineralogical, chemical and crystallographic changes in a solid-state rock, i.e. without melting, in response to new conditions of pressure and/or temperature, and/or introduction of fluids.

Stockwork: Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized ton - short ton (2,000 pounds).

tonne - metric tonne (2,204.6 pounds).

trenching – the surface excavation of a linear trench to expose mineralization for sampling vein – a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.

TERYL RESOURCES CORP.
REGISTRANT

Dated: July 27, 2007	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director