Form 20-F
period 2001-05-31
TERYL RESOURCES CORP
filed 2007-08-01
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934– n/a

OR

[X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -
For the fiscal year ended May 31, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – n/a

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934- n/a

Commission File Number 000-31076

TERYL RESOURCES CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240 - 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 23,033,238 shares of Common Stock as at May 31, 2001.

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

Index to Exhibits on Page 63

Introduction

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $432,005 in the year ended May 31, 2001 (2000 - $443,741; 1999 - $462,108). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended May 31, 2001 and May 31, 2000, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended May 31, 2001, 2000 and 1999 have been audited by June Fitzmartyn Chartered Accountants, as indicated in their audit report. June Fitzmartyn is a member of the Canadian Institute of Chartered Accountants.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2001, US$1.00 was equal to approximately C$1.5461.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31:

Fiscal Years Ended May 31

	May 31, 2001	May 31, 2000	May 31, 1999	May 31, 1998	May 31, 1997
Canadian GAAP
Revenue	$ 92,911	$ 54,330	$ 14,390	$ 43,107	$ 34,880
Income (Loss) for the Period	68,843	(575,669)	(98,426)	(211,161)	(55,920)
Basic Income (Loss) Per Share	(0.00)	(0.03)	(0.00)	(0.01)	(0.00)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	23,033,238	22,961,937	21,420,046	20,316,777	18,339,946
Period-end Shares (#)	23,033,238	23,033,238	22,958,238	21,198,238	19,314,905
Working Capital	(873,430)	(472,248)	(180,813)	(101,142)	(280,779)
Mineral Properties	156,699	168,413	274,781	247,781	299,846
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	6,020,427	6,020,427	5,994,927	5,730,927	5,443,427
Shareholders’ Equity (Deficit)	843,350	774,506	1,324,675	1,040,945	936,719
Total Assets	1,733,434	1,265,648	1,880,216	1,434,679	1,504,527

U.S GAAP
Net Loss (1)	(432,005)	(443,741)	(462,108)	(163,243)	(131,811
Loss Per Share	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)
Mineral Properties	156,699	168,413	274,781	274,781	299,846
Shareholders’ Equity	(707,579)	(127,890)	128,426	202,534	62,077
Total Assets	$ 182,505	$ 363,252	$ 683,967	$ 596,268	$ 629,885

(1) Cumulative Net Loss since incorporation through May 31, 2001 under US GAAP was $6,873,022 approximately.

(2) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

(3) Under SEC interpretation of US GAAP, all exploration costs related to exploration-stage properties are expensed in the period incurred.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.5461 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2001. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2001	1.5153	1.4639/1.5790	1.5461
2000	1.4729	1.4350/1.5135	1.4977
1999	1.5112	1.5459/1.4582	1.4741
1998	1.4110	1.4459/1.3769	1.4452
1997	1.3667	1.3807/1.3489	1.3804

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

As noted in our audited consolidated financial statements for the year ended May 31, 2001 we have incurred significant operating losses and have an accumulated deficit of $5,323,121 at May 31, 2001. Furthermore, we had working capital deficiency of $873,430 as at May 31, 2001, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

ITEM 4.        INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

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

At the Annual General Meeting of Shareholders held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by May 31, 2001, the Company had not yet finalized the increase.

Since our inception and during the five fiscal years ending in May 31, 2001, we have been involved in oil and gas exploration/production and mineral property development. We have investigated several mineral properties in both Canada and the United States and currently retain only the interests described below. Although testing work has been done on these properties indicating the presence of gold, there is presently no positive indication that they contain any economic mineral resources and, as a result, their value has been written down to $1.

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

As at May 31, 2001, we owned interests in three mineral properties. These include:

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

To May 31, 2001, the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues.

The fiscal year end of the Registrant is May 31.

We had no employees at May 31, 2001.

Recent Developments

In 1998 discussions leading to an option joint venture agreement were successfully concluded on the Westridge claims, located in the Fairbanks Gold mining district, with Kinross Gold Corporation.

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

On January 6, 2000 we received a progress report for the 1999 Gil Venture season from Kinross Gold Corporation. All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization is in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

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

During the fiscal year ended May 31, 2001 we raised $236,288 through the sale of equity investments. We raised $274,339 through the sale of equity investments and securities during the fiscal year ended May 31, 2000.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $432,005 in the year ended May 31, 2001 (2000 - $443,741; 1999 - $462,108). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement, which terminated the above described agreement and option and released the parties from all unsatisfied obligations. The agreement granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 1999 years and expects to go into production in 2001. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 126,000 US ($ 189,022 Cdn) in the May, 2000 year-end and $333,817 US ($ 525,260 Cdn) in the May, 2001 year. Further cash calls are expected for the 2002 year.

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

The 2001 Gil Joint Venture exploration program began January 30th and concluded July 13th. The majority of this year’s work was located directly east of the Main Gil Zone, along Sourdough Ridge. Fieldwork focused on testing and expanding gold-in-soil anomalies. Other areas of work included the eastern portion of the Main Gil Zone and the central North Gil Zone. A limited amount of work also occurred in an area located between these two zones. Petrographic and microprobe analysis was performed on rock samples to better understand mineralization events and the thermal history of the area.

During fiscal 2001 and 2002, Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property and expects to go into production in the next few years. This has resulted in Teryl Inc. being required to pay its 20% share of expenses, which amount to $82,650 ($53,340 US) in the May 2002 year and $525,260 ($333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

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

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years ($ 25,000 US [$37,388 Cdn] was received Sept. 23, 1999), expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. After the five year payment and expenditure program Kinross will have earned a 70% vested interest and Teryl, Inc. will retain a 30% vested interest and they will proportionately share any further expenditures. The above terms are subject to regulatory approvals. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received.

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

C.        ORGANIZATIONAL STRUCTURE

Our wholly-owned subsidiary, Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,500 shares of Teryl, Inc., which is 100% of the issued shares at May 31, 2001.

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D.        PROPERTY, PLANTS AND EQUIPMENT

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

The 2001 Gil Joint Venture exploration program began January 30th and concluded July 13th. The majority of this year’s work was located directly east of the Main Gil Zone, along Sourdough Ridge. Fieldwork focused on testing and expanding gold-in-soil anomalies. Other areas of work included the eastern portion of the Main Gil Zone and the central North Gil Zone. A limited amount of work also occurred in an area located between these two zones. Petrographic and microprobe analysis was performed on rock samples to better understand mineralization events and the thermal history of the area.

The exploration consisted of 11 reverse-circulation (RVC) drill holes totalling 3,035 feet, one core hole totalling 350 feet, 9 trenches totalling 3,840 feet, and 1,485 rock samples collected for assaying. Additional work included surveying, metallurgical studies, and environmental monitoring.

Fieldwork along Sourdough Ridge identified two amphibolite/calc-silicate units with significant gold mineralization that warrant further testing. Exploration efforts along strike in the eastern margin of the Main Gil Zone identified discontinuous gold mineralization associated with quartz veins and shears in quartz-mica schist. Two out of four holes drilled in the North Gil intercepted significant gold mineralization. Ore zones located in the central portion of the North Gil appear to show good correlation with adjacent holes. Trenching between the North Gil and Main Gil Zones outlined a calc-silicate layer approximately 60 feet wide that warrants additional work. Geothermometry research shows increasing temperatures of mineral formation toward upper Slippery Creek. This could indicate the presence of a causative pluton and represents a good target for the 2002 exploration season.

The proposed 2002 exploration plan includes testing high-grade intercepts in the North Gil area, exploring for an intrusive hosted gold deposit in Slippery Creek and continued expansion of gold mineralization associated with calc-silicate rocks.

During fiscal 2001, Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property and expects to go into production in the next few years. This has resulted in Teryl Inc. being required to pay its 20% share of expenses, which amounted to $525,260 ($333,817 US) in the May, 2001 year. Further cash calls are expected for the 2002 year.

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

Kinross dropped the option respecting the Westridge Claims at the end of 2001. Teryl, Inc. retains its 100% interest in the claims.

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

Source of Funds for Fiscal 2001/2000

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

We had a working capital deficiency of $873,430 on May 31, 2001.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2001, we had assets valued at $28,235 located in Canada; and assets valued at $1,705,199 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2001, May 31, 2000 and May 31, 1999 respectively are included in this Registration Statement.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, we have incurred a loss of $432,005 in the year ended May 31, 2001 (2000 - $443,741; 1999 - $462,108).

A.        OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2001, May 31, 2000 and May 31, 1999.

Fiscal Year Ended May 31, 2001 compared to Fiscal year Ended May 31, 2000

Results of Operations

During fiscal 2001, revenue from oil and gas operations was $39,875 as compared to $16,942 for fiscal 2000. The Company also received advances from related parties of $19,666 during fiscal 2001.

Administrative expenses in fiscal 2001 totaled $173,873 as compared to $414,546 in 2000. The expenses decreased from the prior year mainly due to the loss on write down of investment of $286,085 in fiscal 2000 compared to $nil in fiscal 2001. The Company incurred $532,521 for mining exploration work in 2001 as compared to $202,333 in 2000.

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

Liquidity

Fiscal Year Ended May 31, 2001 compared to Fiscal year Ended May 31, 2000

During the fiscal year ended May 31, 2001, we derived most of our development and operating capital primarily from the sale of investments.

During the year, we sold 69,900 shares of Linux Gold Corp. (formerly LinuxWizardry Systems, Inc. as at May 31, 2001) for proceeds of $236,288. During the year, we received a net $19,666 in advances from related parties.

At 2001 year end, current assets stood at $16,654, compared to $18,894 at the end of 2000. Current liabilities increased to $890,094 from $419,141 in 2000 due mainly to the increase in accounts payable and advances from related companies. Working capital decreased substantially to a negative $873,430 from a negative $400,247 at the end of 2000. Shareholders’ equity increased to $843,350 from $774,507 at the end of 2000.

Fiscal Year Ended May 31, 2000 compared to Fiscal year Ended May 31, 1999

During 2000, we financed our operations by the issue of 75,000 common shares for cash proceeds of $25,500, pursuant to the exercise of stock options. We also sold part of our equity investment in LinuxWizardry Systems, Inc. for proceeds of $248,839.

We spent $110,967 of these funds on operating activities for the year ended May 31, 2000 as compared to $83,625 the year ended May 31, 1999.

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

Capital Resources

Our authorized capital consists of 30,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2001 we had 23,033,238 issued and outstanding common shares (May 31, 2000 – 23,033,238) issued and outstanding common shares).

No Preferred Shares have been issued to date. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however as of May 31, 2001 the Company had not yet finalized the increase.

During the year ended May 31, 2001, no stock options were exercised, expired or were cancelled and no stock options were granted. As at May 31, 2001 we had 1,625,000 stock options outstanding at exercise prices ranging from $0.15 per share to $0.24 per share with expiry dates ranging from February 27, 2002 to March 17, 2004. These stock options vest over a two-year period from the date of grant. If exercised, the 1,625,000 stock options would increase our available cash by $338,500.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2001, 2000 and 1999.

We have adopted the intrinsic value based approach to Stock Based Compensation under the provisions of CICA 3870 and APB No. 25. The method of adoption applied by us is permissible under both Canadian and US standards.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 1999, May 31, 2000 and May 31, 2001. We do not hold any patents, trademarks or copyrights.

D.        TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2001.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	Nil	Nil	Nil	Nil	Nil
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in British Columbia and Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Gil Property, Alaska	2001	$ -	$ -	-
	2000	$ -	$ -	-
Westridge Property, Alaska	2001	$ -	$ -	-
	2000	$ -	$ -	-
Stepovich, Alaska	2001	$ -	$ -	-
	2000	$ -	$ -	-

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

Under Canadian GAAP the cost of the wells would be depleted on the basis of units of production over estimated recoverable reserves. Under U.S. GAAP the wells would be written down to a nominal value of $1 each. This difference would result in the assets being reduced by $3,024 and expenses being reduced by $6,621 regarding amortization charged on the wells during the year.

G.       Safe Harbor

Not applicable.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2001, our Board of Directors consisted of three Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of May 31, 2001.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)(2)(3)	President, Director	61	October 25 , 1985
Jennifer Lorette (1)(2)(3)	Vice President and Director	28	February 20, 2001
Susanne Robertson (1)(2)(3)	Chief Financial Officer and Director	55	September 12, 1990

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

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

Susanne Robertson. Director of the Company since 1990; Principal of SMR Investments, Ltd., a private business and financial consulting company, since 1979; Director of Linux Gold Corp, a BC company reporting in the US and Canada involved in the development of computer software, since 1984. Ms. Robertson is a citizen and resident of Canada

Jennifer Lorette. Ms. Lorette has been a director since June 2001. Since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange. REGI U.S. is ultimately controlled by Reg Technologies

Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation. Ms. Lorette is also a director of Linux Gold Corp., a British Columbia company which trades on the OTC BB. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

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

B.        COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2001, May 31, 2000 and May 31, 1999 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards	Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / (1) SARS Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compensation ($)
John G. Robertson, President and Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	30,000.00(3) 30,000.00(3) 30,000.00(3)	1,000,000 / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Vice President Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil Nil / Nil 500,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(3)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

There are no other management contracts in existence at this time which the Company is a party to.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2001	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
Directors who are not Named Executive Officers	Nil	nil% (1)	$0(1)		$0

(1)	During the fiscal year ended May 31, 2001 1,000,000 stock options were granted to the President of the Company at a price of $ 0.24 for a period of five years.

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

During the fiscal year ended May 31, 2001 1,025,000 stock options were granted pursuant to stock option plans. No options were exercised and no options were cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at May 31, 2001 are 1,625,000. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2001 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2001
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Value of Unexercised In
the-Money Options at
	Number of		Number of Unexercised	Fiscal Year-End
	Shares Acquired	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	on Exercise	Realized	Exercisable/Unexercisable	Unexercisable (1)

John G. Robertson, President and Director	N/A	N/A	1,000,000 / Nil	$0.24 / N/A

Jennifer Lorette, Vice President	N/A	N/A	50,000 / Nil	$0.15 / N/A

Susanne Robertson, Director and Chief Financial Officer	N/A	N/A	500,000 / Nil	$0.15 / N/A

(1)

The options held by the Senior Management/Directors were not “in the money” as of May 31, 2001. The closing price of the Company’s shares on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange, presently the TSX Venture Exchange) was $0.10 Cdn. The prices in the table able reflect the per option exercise price.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.24	September 12, 2005
Jennifer Lorette	50,000	$0.15	November 16, 2003
Susanne Robertson	500,000	$0.15	March 17, 2004
TOTAL HELD AS A GROUP:	1,600,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Suzanne Foster	25,000	$0.24	October 11, 2005

TOTAL HELD AS A GROUP:	25,000

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

D.        EMPLOYEES

We employed no employees during any of the years ended May 31, 2001, May 31, 2000 and May 31, 1999. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.        SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2001:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	4,607,064 (2)	20.00%
Jennifer Lorette	128,500 (3)	* %
Susanne Robertson	5,882,783 (4)	25.54%

(1)	as at May 31, 2001, there were 23,033,238 issued and outstanding common shares.
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
(4)

Includes 581,500 common shares held directly, 4,801,283 common shares held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson, and 500,000 options which are currently exercisable. Mrs. Robertson does not have any different voting rights. Ms. Robertson's address is the same as the Company’s.

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

At May 31, 2001, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,382,783 (1)	23.37%
John G. Robertson	3,607,064 (2)	15.66%

(1) Of the 5,382,783 common shares owned by Susanne Robertson, 581,500 common shares are held directly and the balance of 4,801,283 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

(2) Of the 3,607,064 common shares owned by John G. Robertson, 1,747,564 common shares are held directly and the balance of 1,859,500 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust.

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

We paid no directors’ fees in fiscal 2001 ($12,000 – 2000; and $12,000 – 1999).

We had related party advances outstanding of $302,717 at the May 31, 2001 year-end, compared to $283,672 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2001 are as follows:

  SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 30,000 and $ 18,000 for secretarial services and rent during the current year (2000 - $ 30,000 and $ 18,000 respectively).

  The Company holds 15,880 shares (2000 -85,780 shares) of Linux Gold Corp. (LinuxWizardry System Inc. as of May 31, 2001 and formerly Flame Petro-Minerals Corp.), a public company controlled by an officer of the Company.

  Consulting and legal services fees amounting to $ 1,965 (2000 - $ 3,634) were paid to Nodanis Consulting, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,015 (2000 - $ Nil) were paid to J. Lorette, Vice-President of the company.

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

See our audited consolidated financial statements for the fiscal years ended May 31, 2001, May 31, 2000 and May 31, 1999.

Legal Proceedings.

We are not a party to any material legal proceedings.

Dividend Distribution Policy.

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.        SIGNIFICANT CHANGES

None.

ITEM 9.        THE OFFER AND LISTING

A.        OFFER AND LISTING DETAILS

Our shares trade solely on the TSX Venture Exchange (the "TSXV") (the Canadian Venture Exchange as at May 31, 2001) under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. There has been no U.S. market in our shares.

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

The following table shows the annual high and low closing prices of our stock traded on the Vancouver Stock Exchange (now the TSXV) during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2001	0.47	0.08	0.10
2000	0.52	0.10	0.25
1999	0.25	0.10	0.16
1998	0.21	0.08	0.14
1997	0.29	0.13	0.15

The following table shows the quarterly high and low closing prices of our stock traded on the Vancouver Stock Exchange (now the TSXV) during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2001 Q4 5/31/01	0.15	0.08	0.10	239,109
Q3 2/28/01	0.20	0.10	0.11	401,955
Q2 11/30/00	0.35	0.15	0.15	346,920
Q1 8/31/00	0.47	0.25	0.36	788,500

2000 Q4 5/31/00	0.52	0.25	0.25	2,112,799
Q3 2/28/00	0.38	0.10	0.32	1,968,500
Q2 11/30/99	0.20	0.10	0.12	453,800
Q1 8/31/99	0.17	0.12	0.13	158,000

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

Common Share Description

Our authorized share capital consists of 30,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by May 31, 2001, the Company had not yet finalized the increase.All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of this 20-F.

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

Convertible Securities / Warrants

The following table lists, as of May 31, 2001, the share purchase warrants outstanding. As of May 31, 2001, we had no share purchase warrants issued. The 1,760,000 share purchase warrants which were issued in fiscal 1999 expired on April 15, 2001.

Effective Date	Number of	Number of	Year 1	Year 2	Expiration Date of Share
of Issuance	Share Purchase	Share Purchase			Purchase Warrants
	Warrants	Warrants Still
	Originally	Outstanding
Issued

N/a	N/a	N/a	N/a	N/a	N/a

B.        PLAN OF DISTRIBUTION

Not applicable.

C.        MARKETS

Our shares trade solely on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) [as of the filing date, the TSX Venture Exchange (the "TSXV")] under the symbol “TRC”. There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

We have two classes of shares. We have 30,000,000 authorized common shares, voting, without par value; and authorized 5,000,000 non-voting preferred shares with a par value of $1.00. Our common shares are without any special rights or restrictions. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by May 31, 2001, the Company had not yet finalized the increase.

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

C.        MATERIAL CONTRACTS

There were no material agreements entered into during the years ended May 31, 2001 and May 31, 2000.

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

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT BY EXPERTS.

Our financial statements included in this annual report for the years ended May 31, 2001, 2000 and 1999 were audited by June Fitzmartyn, Chartered Accountant [ with the U.S. GAAP note audited by Morgan and Company, Chartered Accountants] as stated in their report appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.        DOCUMENTS ON DISPLAY.

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

We filed a registration statement on Form 20-F with the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30624) on December 29, 2000, which became effective February 27, 2001. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

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

ITEM 16.        [Reserved]

ITEM 16A.     Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2001, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of June Fitzmartyn, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.     Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2001.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2001	2000
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	$3,269	$2,975

(b) Audit-Related Fees	$5,767	$8,000

(c) Tax Fees	$nil	$nil

(d) All Other Fees	$4,200	$7,934

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

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2001

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2600 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2001 and May 31, 2000 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

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

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2001 and May 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	“June Fitzmartyn”
October 15, 2001	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2001

	2001	2000
	$	$

ASSETS
Current Assets:
Cash	897	11,725
Prepaids, accounts and accrued receivables	14,865	5,656
Advances to related companies (Note 3)	892	1,513
	16,654	18,894
Investments (Note 4)	4,026	21,742
Office Equipment (Note 5)	6,154	7,546
Oil and Gas Well Interests (Note 6)	3,027	9,648
Mineral Property Interests (Note 7)	156,699	168,413
Deferred Expenditures:
Exploration and development (Note 7)	1,545,495	1,038,026
Incorporation	1,379	1,379
	1,546,874	1,039,405
	1,733,434	1,265,648

LIABILITIES
Current Liabilities:
Accounts payable	409,689	15,880
Accrued liabilities	26,816	40,769
Estimated liability for income and capital taxes (Note 8)	862	820
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	302,717	283,672
	890,084	419,141
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Note 15)	146,044	146,044
Deficit	(5,323,121)	(5,391,964)
	843,350	774,507
	1,733,434	1,265,648

Approved by the Directors:

“J. ROBERTSON”                                      J. Robertson

“J. LORETTE”                                             J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000	1999
	$	$	$
Mineral Claim Operations:
Revenue:
Proceeds from option agreements (Note 7C)	53,036	37,388	-
Expenses:
Exploration and development written off re optioned claims	23,033	17,186	-
Exploration and development written off re inactive claims	2,019	309,542	-
Property costs written off re lapsed claims	-	22,001	-
Property costs written off re inactive claims	-	75,999	-
Property costs written off re optioned claims	11,714	8,367	-
	36,766	433,095	-

Net Income (Loss) from Mineral Claim Operations	16,270	(395,707)	-
Oil and Gas Operations:
Revenue	39,875	16,942	14,390
Expenses:
Operating expenses	25,380	8,710	6,919
Amortization on wells (Note 6)	6,621	7,533	14,649
	32,001	16,242	21,568

Net Income (Loss) from Oil and Gas Operations	7,874	699	(7,178)

Net Operating Income (Loss)	24,144	(395,008)	(7,178)
Other Income:
Gain on disposal of investments (Note 4)	218,572	233,885	-

Net Income (Loss) before other Expenses	242,716	(161,123)	(7,178)
Other Expenses:
Administration expenditures (Schedule A)	173,873	414,546	91,248

Net Income (Loss) for the Year	68,843	(575,669)	98,426

EARNINGS (LOSS) PER SHARE (Note 8)	0.0030	(0.0251)	(0.0046)

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,391,964)	(4,816,295)	(4,717,869)

Add: Net Income (Loss) for the Year	68,843	(575,669)	(98,426)

Deficit at End of Year	(5,323,121)	(5,391,964)	4,816,295

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000	1999
	$	$	$

Management and director's fees (Note 13)	30,000	30,000	4,060
Telephone and telecopier	26,318	213	7,725
Office rent and utilities (Note 13)	23,442	18,111	3,600
Audit, accounting and consulting (Note 13)	21,256	18,909	14,750
Financing fees (Note 11)	16,000	-	-
Office, stationery and delivery	15,490	6,156	1,094
Interest on debenture (Note 9)	14,697	14,737	14,697
Publicity, promotion and investor relations	9,920	11,520	5,740
Secretarial costs	9,177	-	4,987
Filing fees	4,324	7,252	5,065
Bank charges and interest	3,637	4,787	3,764
Transfer agent fees	3,524	5,573	5,513
Legal	2,549	9,235	16,490
Shareholders and meeting costs	98	252	4,162
Foreign exchange loss (gain)	(5,326)	315	4,221
Loss on write down of investment (Notes 3 & 4)	-	286,085	-
Amortization	1,509	1,886	2,127
	176,615	415,031	97,995
Less: Interest income	2,742	485	609
Write off of accounts payable	-	-	6,138

Administration Expenditures for the Year	173,873	414,546	91,248

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000	1999
	$	$	$
West Ridge Claims: (Note 7C)
Geophysical survey	5,242	-	25,277
Legal and registry	-	-	2,949
Assays, maps and title perfection	-	11,293	-
	5,242	11,293	28,226
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,019	2,018	-

Gil Venture: (Joint Venture) (Note 7D)
Phase II exploration	525,260	189,022	350,105
Exploration and Development for the Year	532,521	202,333	378,331
Exploration and Development at Beginning of Year	1,038,026	1,162,421	784,090
	1,570,547	1,364,754	1,162,421
Less: Exploration and development written off:
Re inactive claims	2,019	309,542	-
Re optioned claims	23,033	17,186	-
	25,052	326,728	-

Exploration and Development at End of Year	1,545,495	1,038,026	1,162,421

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000	1999
	$	$	$

Operating Activities:
Revenue receipts for the year	81,432	53,550	16,407
Receipt of interest income	2,742	485	606
Refunds of goods and services sale taxes	10,846	3,082	4,268
Increase in estimated liability for taxes	42	22	-
Payment of interest on debenture	(15,000)	(17,800)	(22,323)
Payments to suppliers for goods and services	(200,587)	(150,302)	(82,583)

Cash Flows Provided (Used) by Operating Activities	(120,525)	(110,963)	(83,625)

Financing Activities:
Share Capital Issued (Note 12)	-	25,500	264,000
Subscriptions received	-	-	118,157
Advances from (to) related companies (Notes 3 & 10)	19,666	(35,172)	162,045

Cash Flows Provided by Financing Activities	19,666	(9,672)	544,202

Investing Activities:
Proceeds on sale of investments (Note 4)	236,288	248,839	-
Acquisition of office equipment	(118)	-	(1,849)
Current exploration and development payments	(146,139)	(202,333)	(378,331)

Cash Flows Provided (Used) by Investing Activities	90,031	46,506	(380,177)

Increase (Decrease) in Cash for the Year	(10,828)	(74,129)	80,400

Cash (Deficiency) at Beginning of Year	11,725	85,854	(17,016)

Cash (Deficiency) at End of Year	897	11,725	85,854

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS AT MAY 31, 2001

1.	SIGNIFICANT ACCOUNTING POLICIES:

	[a]	Nature of Operations:

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

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2001

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2001. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2001	2000
LinuxWizardry Systems, Inc. (See Note 4)	891	891
Blue Crow Internet Co. Ltd.	-	621
International Diamond Syndicate Ltd. (See Note 4)	1	1
	892	1,513

The advances to related companies bear no interest and have no fixed repayment terms.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2001

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves, so there is little expectation of recovery. See Subsequent Events Note 14 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 2,998 Cdn. at May 31, 2001 (2000 - $ 168,399). In February, 2000, 59,000 shares of LinuxWizardry were sold for $ 248,839 resulting in a gain on disposal of $ 233,885 and in June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	2001	2000
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	-
15,880	4,025	21,741
	4,026	21,742

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,815
	Less: Accumulated amortization	28,778	27,269
		6,154	7,546

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	2001		2000
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	304
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	104,664	3,027	9,344
	228,937	219,288	3,027	9,648

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2001

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2001	2000
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	49%	B	1	1
West Ridge	Dome Creek, Alaska	100%	C	116,189	127,903
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381

				156,699	168,413

A.	SILVERKNIFE:

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

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Teryl, Inc. will retain a 30% vested interest and proportionately share any further expenditures after the five years. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2001

7.	MINERAL PROPERTY INTERESTS (Continued):

D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 2001 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 189,022 ($ 126,000 US) in the May, 2000 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2002 year.

E.	STEPOVICH LEASE:

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

F.	ROB:

Pursuant to agreements with Iskut Gold Syndicate, on March 6, 1990, Teryl acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. Teryl retained a 100% interest in the claims, but, in the 1993 year wrote down their acquisi- tion cost to $ 1 and wrote off their exploration and development expenditures entirely, since the claims had no proven economic reserves. The claims subsequently lapsed and were written off entirely at May 31, 2000.

G.	ROCKY MOUNTAIN HOUSE:

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

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2001

7.	MINERAL PROPERTY INTERESTS (Continued): SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/99	2000	May 31/00	2001	May 31/01
Rob - lapsed	1	(1)	-		-
Silverknife	1		1		1
West Ridge - optioned	136,271	(8,367)	127,903	(11,714)	116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad - inactive	76,000	(75,999)	1		1
Rocky Mtn. House - lapsed	22,000	(22,000)	-	-	-
	274,781	(106,367)	168,413	(11,714)	156,699

DEFERRED EXPLORATION AND DEVELOPMENT:

West Ridge - optioned	268,586	11,293		5,242
West Ridge - optioned		(17,186)	262,693	(23,033)	244,902
Gil Venture	585,310	189,022	774,332	525,260	1,299,592
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive		2,018		2,019
Silverknife - inactive		(2,018)	-	(2,019)	-
Amad - inactive	307,524	(307,524)	-	-	-
	1,162,421	(124,395)	1,038,026	507,469	1,545,495

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,023,460 available to reduce future taxable income until the year 2008, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,411,125 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,033,238 shares (2000 - 22,961,937 shares).

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2001

DEBENTURE PAYABLE:	2001	2000
Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,433 was accrued to May 31, 2001 (2000 - $ 14,736). Teryl paid Keltic Bryce $ 15,000 interest on April 24, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

Access Information Systems Inc.	24,979	24,495
IAS Communications Inc.	-	621
JGR Petroleum Inc.	64,722	47,937
Rainbow Network	43,172	43,046
Reg Technologies Inc.	(1,979)	12,406
REGI US, Inc.	800	-
SMR Investments Ltd.	171,023	155,167
	302,717	283,672

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. IBK was paid $ 16,000 during the year for work and out of pocket fees.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	30,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by the balance sheet date the Company had not yet finalized the increase.

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2001

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 1999		18,558,174		5,036,788
Year Ended May 31, 2000:
Stock option exercised	A	75,000	0.34	25,500
Total Issued for Cash at May 31, 2000
and May 31, 2001		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2000 and May 31, 2001		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2000 and May 31, 2001		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 2000
and MAY 31, 2001		23,033,238		6,020,427

A.	On May 13, 2000, Brian Cherry, a former Director, exercised a Stock Option for 75,000 shares at $ 0.34 per share to net the treasury $ 25,500.

Outstanding Commitments to Issue Shares:

At May 31, 2001, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.20	Feb. 27/02
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.24	Sept. 12/05
Employee's Option	25,000	0.24	Oct. 11/05
	1,625,000

On September 12, 2000, the Company granted a Director’s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years.

On October 11, 2000, the Company granted a Employee’s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years.

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2001

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 18,000 for secretarial services and rent during the current year (2000 - $ 30,000 and $ 18,000 respectively). See Note 7A regarding mineral properties transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares (2000 -85,780 shares) of LinuxWizardry System Inc. (formerly Flame Petro-Minerals Corp.), a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re advances to LinuxWizardry.

Consulting and legal services fees amounting to $ 1,965 (2000 - $ 3,634) were paid to Nodanis Consulting, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,015 (2000 - $ Nil) were paid to J. Lorette, Vice-President of the company.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc.reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2001.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have decided to have Teryl Resources Corp. apply for eligibility to trade on US exchanges rather than Teryl, Inc. The subscribers have indicated willingness to accept shares of Teryl Resources Corp. in replacement, subject to regulatory approvals.

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C & 7D regarding mineral claim exploration and development and option agreements.

. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2001

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

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves. Accordingly, there were material differences between Canadian GAAP and US GAAP for the years ended May 31, 2001, 2000 and 1999.

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

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2001, 2000 and 1999.

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

The Company accounts for stock-based compensation, including stock options and warrants, using the intrinsic value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and outside consultants. Under this method, the intrinsic value of the stock options and warrants at the date of grant is recorded as an expense, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2001, 2000 and 1999.

. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2001

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for- sale securities, and included in earnings for trading securities. Under SFAS 115, for the years ended May 31, 2001, 2000 and 1999 there were material differences between the Canadian GAAP and US GAAP in the Company’s investment in marketable securities.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		May 31, 2001
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	16,654	–	16,654
Investments	4,026	(1,028)	2,998
Office Equipment	6,154	–	6,154
Oil and Gas Well Interests	3,027	(3,027)	–
Mineral Property Interests	156,699	–	156,699
Deferred Expenditures	1,546,874	(1,546,874)	–
	1,733,434	(1,550,929)	182,505

Current liabilities	890,084	–	890,084
Shareholders’ Equity	843,350	(1,550,929)	(707,579)
	1,733,434	(1,550,929)	182,505

		May 31, 2000
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	18,894	–	18,894
Investments	21,742	146,657	168,399
Office Equipment	7,546	–	7,546
Oil and Gas Well Interests	9,648	(9,648)	–
Mineral Property Interests	168,413	–	168,413
Deferred Expenditures	1,039,405	(1,039,405)	–
	1,265,648	(902,396)	363,252

Current liabilities	491,142		491,142
Shareholders’ Equity	774,506	(902,396)	(127,890)
	1,265,648	(902,396)	363,252

. . . 12

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2001

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		May 31, 1999
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	374,728	–	374,728
Investments	40,295	(15,269)	25,026
Office Equipment	9,432	–	9,432
Oil and Gas Well Interests	17,180	(17,180)	-
Mineral Property Interests	274,781	–	274,781
Deferred Expenditures	1,163,800	(1,163,800)	-
	1,880,216	(1,196,249)	683,967

Current liabilities	555,541		555,541
Shareholders’ Equity	1,324,675	(1,196,249)	128,426
	1,880,216	(1,196,249)	683,967

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2001	2000	1999
	$	$	$
Net income (loss) for the year, Canadian GAAP	68,843	(575,669)	(98,426)
Adjustments
Amortization of natural gas well	6,621	7,533	14,649
Deferred exploration costs	(507,469)	124,395	(378,331)
Net loss for the year, US GAAP	(432,005)	(443,741)	(462,108)

Basic and diluted loss per share, US GAAP	(0.02)	(0.02)	(0.02)

Weighted average number of common shares
outstanding, basic and diluted	23,033,238	22,961,937	21,420,046

The Company’s comprehensive loss is comprised as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2001	2000	1999
	$	$	$
Net loss for the year, US GAAP	(432,005)	(443,741)	(462,108)
Change in net unrealized gains (losses) on available-for-sale
investments	(147,685)	161,926	5,844
Comprehensive income (loss)	(579,690)	(281,815)	(456,264)

. . . 13

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 13
As At May 31, 2001

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2001	2000	1999
	$	$	$
Cash flows used in operating activities, Canadian GAAP	(120,525)	(110,963)	(83,625)
Deferred exploration costs	(507,469)	(202,333)	(378,331)
Cash flows used in operating activities, US GAAP	(627,994)	(313,296)	(461,956)
Cash flows (used in) provided by financing activities, Canadian
GAAP and US GAAP	19,666	(9,672)	544,202
Cash flows provided by (used in) investing activities, Canadian
GAAP	90,031	46,506	(380,177)
Deferred exploration costs	507,469	202,333	378,331
Cash flows provided by (used in) investing activities, US GAAP	597,500	248,839	(1,846)
(Decrease) Increase in cash for the year	(10,828)	(74,129)	80,400
Cash, beginning of the year	11,725	85,854	5,454
Cash, end of the year	897	11,725	85,854

. . . 14

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description

1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)

1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
8.1	List of Subsidiaries	(3)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(3)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(3)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(3)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(3)
14.1	Consent of June Fitzmartyn	(3)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.
(3)	attached hereto.

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

TERYL RESOURCES CORP.
REGISTRANT

Dated: July 31, 2007	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director