Form 20-F
period 2002-05-31
TERYL RESOURCES CORP
filed 2007-08-01
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 - n/a

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - n/a

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - n/a

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
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 23,033,238 shares of Common Stock as at May 31, 2002.

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

Index to Exhibits on Page 62

Introduction

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $169,321 in the year ended May 31, 2002 (2001 - $432,005; 2000 - $443,741). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended May 31, 2002 and May 31, 2001, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended May 31, 2002, 2001 and 2000 have been audited by June Fitzmartyn Chartered Accountants, as indicated in their audit report. June Fitzmartyn is a member of the Canadian Institute of Chartered Accountants.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2002, US$1.00 was equal to approximately C$1.5275.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31:

Fiscal Years Ended May 31

	May 31, 2002	May 31, 2001	May 31, 2000	May 31, 1999	May 31, 1998
Canadian GAAP
Revenue	$ 19,510	$ 92,911	$ 54,330	$ 14,390	$ 43,107
Income (Loss) for the Period	(82,360)	68,843	(575,669)	(98,426)	(211,161)
Basic Income (Loss) Per Share	(0.00)	(0.00)	(0.03)	(0.00)	(0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	23,033,238	23,033,238	22,961,937	21,420,046	20,316,777
Period-end Shares (#)	23,033,238	23,033,238	23,033,238	22,958,238	21,198,238
Working Capital	(1,023,465)	(873,430)	(472,248)	(180,813)	(101,142)
Mineral Properties	156,698	156,699	168,413	274,781	247,781
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	6,020,427	6,020,427	6,020,427	5,994,927	5,730,927
Shareholders’ Equity (Deficit)	772,990	843,350	774,506	1,324,675	1,040,945
Total Assets	1,829,524	1,733,434	1,265,648	1,880,216	1,434,679
U.S GAAP
Net Loss (1)	(169,321)	(432,005)	(443,741)	(462,108)	(163,243)
Loss Per Share	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)
Mineral Properties	156,698	156,699	168,413	274,781	274,781
Shareholders’ Equity	(860,909)	(707,579)	(127,890)	128,426	202,534
Total Assets	$ 195,625	$ 182,505	$ 363,252	$ 683,967	$ 596,268

(1) Cumulative Net Loss since incorporation through May 31, 2002 under US GAAP was $7,036,289 approximately.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.5275 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2002. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2002	1.5679	1.5102/1.6128	1.5275
2001	1.5153	1.4639/1.5790	1.5461
2000	1.4729	1.4350/1.5135	1.4977
1999	1.5112	1.5459/1.4582	1.4741
1998	1.4110	1.4459/1.3769	1.4452

B.	CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.	RISK FACTORS

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

As noted in our audited consolidated financial statements for the year ended May 31, 2002 we have incurred significant operating losses and have an accumulated deficit of $5,405,481 at May 31, 2002. Furthermore, we had working capital deficiency of $1,023,465 as at May 31, 2002, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

At the Annual General Meeting of Shareholders held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by May 31, 2002, the Company had not yet finalized the increase.

Since our inception and during the five fiscal years ending in May 31, 2002, we have been involved in oil and gas exploration/production and mineral property development. We have investigated several mineral properties in both Canada and the United States and currently retain only the interests described below. Although testing work has been done on these properties indicating the presence of gold, there is presently no positive indication that they contain any economic mineral resources and, as a result, their value has been written down to $1.

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

As at May 31, 2002, we owned interests in three mineral properties. These include:

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

To May 31, 2002, the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues.

The fiscal year end of the Registrant is May 31.

We had no employees at May 31, 2002.

Recent Developments

The 2001 Gil joint venture drilling program resulted in 3,500 feet of reverse circulation drilling and 1,900 feet of trenching assays.

In 2002 the Oil and Gas operations located in Burleson, Texas by our operator Union Pacific had net income of $ 6,146 compared to $ 7,874 in 2001, which was mainly due to the Herrman Roy #4 well and Jancik #1 well having decreased production revenue.

On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the coming year.

On March 5, 2002, the Company and LinuxWizardry Systems, Inc. (now Linux Gold Corp.) entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

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

During the fiscal year ended May 31, 2002 we raised $nil through the sale of equity securities. We raised $236,288 through the sale of investments during the fiscal year ended May 31, 2001.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $169,321 in the year ended May 31, 2002 (2001 - $432,005; 2000 - $443,741). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

Mineral Properties

Gil Venture

On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to US$ 53,340 ($82,650 Cdn) in the May, 2002 year and US $333,817 ($ 525,260 Cdn) in the May, 2001 year. Further cash calls are expected for the 2003 year.

At the commencement of 2000, the Issuer announced that it was reviewing results from its 1999 work programs on the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”). The Issuer owns a 20% interest in the property with Kinross owning the other 80%.

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

In 2000, the Issuer and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralised zone was shown to have a true thickness of 21 metres dipping between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

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

The Issuer and Kinross completed an exploration program along the eastern portion of the Main Gil zone and on the central part of the North Gil zone in 2001. The exploration program consisted of 11 reverse circulation drill holes totalling 3,035 feet, one core hole totalling 350 feet, nine trenches totalling 3,840 feet and 1,484 rock samples. Additional work included surveying, metallurgical studies, road maintenance and environmental monitoring.

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

At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

Misty Lake Diamond Property

In September 2001, International Diamond Syndicate Ltd. (a private company 40% owned by the Issuer, 40% owned by Berkshire International Mining Ltd. and 20% owned by Geodex Minerals Ltd.), along with its partners, Major General Resources Ltd. and SouthernEra Resources Ltd., entered into a letter agreement optioning the Misty Lake diamond property to BHP Billiton Diamonds Inc. The International Diamond Syndicate Ltd. owns a 16% interest in the 71,600 acre Misty Lake Diamond Property located in the Northwest Territories.

In the same month, BHP Billiton Diamonds Inc. completed a 2,800-line kilometre, high-definition airborne electromagnetic survey over the majority of the property. Preliminary interpretation indicated the presence of a variety of scattered geophysical anomalies on the property. BHP Billiton Diamond Inc. must drill test its selected targets by 2003 and if kimberlite is encountered through drilling, then it will have earned a 35% in the Misty Lake property. BHP has terminated the agreement with Major General, SouthernEra and The International Diamond Syndicate. We do not consider the Misty Lake Diamond Property to be a material property.

Fish Creek Claims

In March 2002, the Issuer entered into an agreement with LinuxWizardry Systems, Inc. whereby the Issuer acquired the option to purchase a 50% undivided interest, subject to a 5% royalty interest to a maximum of US$2,000,000, in 30 mineral claims located in the Fort Knox Mine area of the Fairbanks District, Alaska. The Issuer must issue 200,000 shares to the optionor and spend US$500,000 on property exploration over a three-year period. The Issuer may purchase the optionor’s 5% royalty for US$500,000 within the first year of production on the claims. The said agreement was subsequently amended allowing LinuxWizardry to back-in for a 25% working interest after the $500,000 expenditure in lieu of the 5% royalty interest.

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

In 2002 the Oil and Gas operations located in Burleson, Texas by our operator Union Pacific had net income of $ 6,146 compared to $ 7,874 in 2001, which was mainly due to the Herrman Roy #4 well and Jancik #1 well having decreased production revenue.

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

Our wholly-owned subsidiary, Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,500 shares of Teryl, Inc., which is 100% of the issued shares at May 31, 2002.

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

Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 53,340 ($82,650 Cdn) in the May, 2002 year and $333,817 ($525,260 Cdn) in the May, 2001 year. Further cash calls are expected for the 2003 year.

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

WEST RIDGE PROPERTY

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time.

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

On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

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

Source of Funds for Fiscal 2002/2001

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

We had a working capital deficiency of $1,023,465 on May 31, 2002.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2002, we had assets valued at $43,399 located in Canada; and assets valued at $1,786,125 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2002, May 31, 2001 and May 31, 2000 respectively are included in this Registration Statement.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, we have incurred a loss of $169,321 in the year ended May 31, 2002 (2001 - $432,005; 2000 - $443,741).

A.	OPERATING RESULTS

The following discussion of the Issuer’s financial condition at May 31, 2002, and the changes in financial condition and results of operations for the years ended May 31, 2002, 2001 and 2000 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Fiscal Year Ended May 31, 2002 compared to Fiscal year Ended May 31, 2001

Results of Operations

At May 31, 2002, the Issuer held assets recorded at $1,829,524 including cash of nil, mineral property interests recorded at $156,698 and deferred exploration and development expenditures of $1,629,429. Deferred exploration and development expenditures increased from $1,545,495 at May 31, 2001 to $1,629,429 at May 31, 2002 primarily due to $82,929 spent on exploration of the Gil Mineral Claims during the most recently completed fiscal year. This exploration accounts for the major portion of the increase in the Issuer’s total assets from $1,733,434 at May 31, 2001 to $1,829,524 at May 31, 2002.

The Issuer’s liabilities increased from $890,084 at May 31, 2001 to $1,056,534 at May 31, 2002 primarily due to increases in accounts payable and advances from related parties.

The Issuer realized a net loss for the fiscal year ended May 31, 2002 of $82,360 or $0.00 per common share. The Issuer incurred administrative expenses of $112,505 and wrote off $2,269 in property costs and expenditures during the fiscal year. The Issuer’s administrative costs for the fiscal year primarily consisted of management and directors’ fees ($30,000), financing fees ($16,500), office rent and utilities ($13,985) and audit and accounting costs ($14,582).

The Issuer realized a net loss of $82,360 in fiscal 2002, compared to net income of $68,843 in fiscal 2001. The main reasons for the deterioration in financial condition in the most recently completed fiscal year were the downturn in the investment market which affected the Company’s ability to sell its investments and also to attract investors for its own shares.

As the Issuer is in the exploration stage and does not as yet have a mine in production, the recoverability of operating expenses is dependent upon the discovery of economically recoverable reserves.

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

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock and the sale of investments. Minor amounts were derived from interest.

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

Liquidity

Fiscal Year Ended May 31, 2002 compared to Fiscal year Ended May 31, 2001

During the 2002 fiscal year ended May 31, 2002, we derived most of our development and operating capital primarily from advances from related parties.

At May 31, 2002, the Issuer had cash on hand of nil and a working capital deficit of $1,023,465. At May 31, 2001, the Issuer’s working capital deficit was $873,430. The increase in working capital deficit in fiscal 2002 was a result of an increase in accounts payable from $436,505 to $513,265 and an increase in advances from related parties from $302,717 to $385,567.

The Issuer did not complete any equity financings during the fiscal years ended May 31, 2002 or May 31, 2001. Operations were primarily funded through increases in short-term debt and the sale of equity investments. At May 31, 2002, the Issuer held an additional 15,880 shares of LinuxWizardry Systems, Inc. with a market value of $935.

To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Fiscal Year Ended May 31, 2001 compared to Fiscal year Ended May 31, 2000

During the fiscal year ended May 31, 2001, we derived most of our development and operating capital primarily from the sale of investments.

During the year, we sold 69,900 shares of LinuxWizardry Systems, Inc. for proceeds of $236,288. During the year, we received a net $19,666 in advances from related parties.

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

Capital Resources

Our authorized capital consists of 30,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2002 we had 23,033,238 issued and outstanding common shares (May 31, 2001 – 23,033,238) issued and outstanding common shares. No Preferred Shares have been issued to date. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however as of May 31, 2002 the Company had not yet finalized the increase.

During the year ended May 31, 2002, no stock options were exercised, expired, cancelled or granted. As at May 31, 2002 we had 1,575,000 stock options outstanding at exercise prices of $0.15 per share with expiry dates ranging from November 2003 to April 2007. These stock options vest over a two-year period from the date of grant. If exercised, the 1,575,000 stock options would increase our available cash by $263,250. As at May 31, 2002 we had no warrants outstanding.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2002, 2001 and 2000.

We have adopted the intrinsic value based approach to Stock Based Compensation under the provisions of CICA 3870 and APB No. 25. The method of adoption applied by us is permissible under both Canadian and US standards.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2002, 2001 and 2000. We do not hold any patents, trademarks or copyrights.

D.	TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.	OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2002.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Mineral Property Obligations	US$500,000	Nil	US$500,000	Nil	Nil
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil	Nil	Nil	Nil	Nil
Total	US$500,000	Nil	US$500,000	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in British Columbia and Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Gil Property, Alaska	2002	$ -	$ -	-
	2001	$ -	$ -	-
Westridge Property, Alaska	2002	$ -	$ -	-
	2001	$ -	$ -	-
Fish Creek, Alaska	2002	$ -	$ -	-
	2001	$ -	US$ 500,000	200,000

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

Under Canadian GAAP the cost of the wells would be depleted on the basis of units of production over estimated recoverable reserves. Under U.S. GAAP the wells would be written down to a nominal value of $1 each. This difference would result in the assets being increased by $3 and expenses being reduced by $3,027 regarding amortization charged on the wells during the year.

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2002, our Board of Directors consisted of three Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of May 31, 2002.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)(2)(3)	President, Director	62	October 25, 1985
Jennifer Lorette (1)(2)(3)	Vice President and Director	29	February 20, 2001
Susanne Robertson (1)(2)(3)	Chief Financial Officer and Director	56	September 12, 1990

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

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

The following table sets out the compensation information for the fiscal years ended May 31, 2002, May 31, 2001 and May 31, 2000 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards	Payouts
		Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities Granted under Options(2) / SARS(1) Granted #	LTIP (2) Payouts ($)	Restricted Shares or Restricted Share Units ($)	All Other Compensation ($)
John G. Robertson, President and Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	30,000.00(3) 30,000.00 (3) 30,000.00 (3)	Nil / Nil 1,000,000(4) / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Vice President Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, CFO, Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(3)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(4)	On April 22, 2002, options granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

There are no other management contracts in existence at this time which the Company is a party to.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2002	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
John Robertson, President, Director and CEO	Nil(1)(4)	nil% (1)(2)(3)	N/a (2)(4)		$n/a(1)	(1)(4)
Directors who are not Named Executive Officers	Nil	nil% (1)(3)	$0(1)		$0(1)	(1)

(1)	There were no options granted to the Named Executive Officer of the Company during the year ended May 31, 2002.
(2)	All options were repriced to $0.15 on April 22, 2002 and extended to expire April 22, 2007; accordingly, 100% of the options granted during the year were to employees.
(3)	During the fiscal year ended May 31, 2002 100,000 additional stock options were granted
(4)	On April 22, 2002, 1,000,000 options previously granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

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

During the fiscal year ended May 31, 2002 100,000 stock options were granted pursuant to stock option plans. No options were exercised and no options were cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at May 31, 2002 are 1,575,000. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2002 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2002
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Value of Unexercised In-
the-Money Options at
	Number of		Number of Unexercised	Fiscal Year-End
	Shares Acquired	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	on Exercise	Realized	Exercisable/Unexercisable	Unexercisable (1)

John G. Robertson, President and Director	N/A	N/A	1,000,000 / Nil	$70,000 / N/A

Jennifer Lorette, Vice President	N/A	N/A	50,000 / Nil	$3,500 / N/A

Susanne Robertson, Director and Chief Financial Officer	N/A	N/A	500,000 / Nil	$35,000 / N/A

(1)

The options held by the Senior Management/Directors were “in the money” as of May 31, 2002. The closing price of the Company’s shares on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange, presently the TSX Venture Exchange) was $0.22 Cdn.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.15	April 22, 2007
Jennifer Lorette	50,000	$0.15	November 16, 2003
Susanne Robertson	500,000	$0.15	March 17, 2004
TOTAL HELD AS A GROUP:	1,550,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Suzanne Foster	25,000	$0.15	April 22, 2007
TOTAL HELD AS A GROUP:	25,000

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

C.	BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consist of John Robertson, Jennifer Lorette and Susanne Robertson.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.	EMPLOYEES

We employed no employees during any of the years ended May 31, 2002, May 31, 2001 and May 31, 2000. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2002:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	4,626,064 (2)	20.08%
Jennifer Lorette	128,750(3)	* %
Susanne Robertson	5,784,283 (4)	25.11%

(1)	as at May 31, 2002, there were 23,033,238 issued and outstanding common shares.

(2)

Includes 1,752,064 common shares are held directly and the balance of 1,874,000 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust., and 1,000,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust], Mr. Robertson's address is the same as our address].

(3)	Includes 50,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)

Includes 706,500 common shares held directly and the balance of 4,577,783 common shares held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson and 500,000 options that are currently exercisable, . Ms. Robertson's address is the same as the Company’s.

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

At May 31, 2002, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,284,283 (1)	21.54%
John G. Robertson	3,626,064 (2)	14.78%

(1) Of the 5,284,283 common shares owned by Susanne Robertson, 706,500 common shares are held directly and the balance of 4,577,783 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.
(2) Of the 3,626,064 common shares owned by John G. Robertson, 1,752,064 common shares are held directly and the balance of 1,874,000 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust.

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

We paid no directors’ fee in fiscal 2002 ($12,000 – 2001; and $12,000 – 2000).

We had related party advances outstanding of $385,567 at the May 31, 2002 year-end, compared to $302,717 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2002 are as follows:

  Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A to the consolidated financial statements in respect to the property that is operated as a Joint Venture with Reg.

  SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 30,000 and $ 4,000 for secretarial services and rent during the current year (2002 - $ 30,000 and $ 18,000 respectively).

  The Company holds 15,880 shares of Linux Gold Corp (formerly LinuxWizardry System Inc.), a US public company controlled by an officer of the Company.

  Consulting and legal services fees amounting to $ 1,965 were paid to Nodanis Consulting in the 2001 year, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,568 (2001 - $ 3,015) were paid to J. Lorette, Vice-President of the company.

  Office rent amounting to $ 7,200 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

  On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the coming year.

Refer to Note 13 of our audited consolidated financial statements for the fiscal years ended May 31, 2002 and May 31, 2001.

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

See our audited consolidated financial statements for the fiscal years ended May 31, 2002, May 31, 2001 and May 31, 2000.

Legal Proceedings.

We are not a party to any material legal proceedings.

Dividend Distribution Policy.

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our shares trade solely on the TSX Venture Exchange (the "TSXV") under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. There has been no U.S. market in our shares.

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

The following table shows the annual high and low closing prices of our stock traded on the TSX Venture Exchange during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2002	0.27	0.05	0.22
2001	0.47	0.08	0.10
2000	0.52	0.10	0.25
1999	0.25	0.10	0.16
1998	0.21	0.08	0.14

The following table shows the quarterly high and low closing prices of our stock traded on the TSX Venture Exchange during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2002
Q4 5/31/02	$0.27	$0.07	$0.22	1,741,395
Q3 2/28/02	$0.13	$0.06	$0.08	787,082
Q2 11/30/01	$0.18	$0.07	$0.07	410,057
Q1 8/31/01	$0.22	$0.09	$0.10	493,525

2001
Q4 5/31/01	$0.15	$0.08	$0.10	239,109
Q3 2/28/01	$0.20	$0.10	$0.11	401,955
Q2 11/30/00	$0.35	$0.15	$0.15	346,920
Q1 8/31/00	$0.47	$0.25	$0.36	788,500

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

Convertible Securities / Warrants

The following table lists, as of May 31, 2002, the share purchase warrants outstanding. As of May 31, 2002, we had no share purchase warrants issued.

Effective Date	Number of	Number of	Year 1	Year 2	Expiration Date of Share
of Issuance	Share Purchase	Share Purchase			Purchase Warrants
	Warrants	Warrants Still
	Originally	Outstanding
Issued

N/a	N/a	N/a	N/a	N/a	N/a

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our shares trade solely on the TSX Venture Exchange (the "TSXV") under the symbol “TRC”. There are currently no restrictions on the transferability of these shares under Canadian securities laws.

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

We have two classes of shares. We have 30,000,000 authorized common shares, voting, without par value; and authorized 5,000,000 non-voting preferred shares with a par value of $1.00. Our common shares are without any special rights or restrictions. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by May 31, 2002, the Company had not yet finalized the increase.

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

During the years ended May 31, 2002 and May 31, 2001, we entered into the following material contracts.

  On March 5, 2002, the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.
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

Our financial statements included in this annual report for the years ended May 31, 2002 and 2001 were audited by June Fitzmartyn, Chartered Accountant [ with the U.S. GAAP note audited by Morgan and Company, Chartered Accountants] as stated in their report appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2002, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of June Fitzmartyn, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.	Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2002.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.	Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2002 Fiscal Year	2001 Fiscal Year

(a) Audit Fees	$Nil	$3,269
(b) Audit-Related Fees	$3,150	$5,767
(c) Tax Fees	$nil	$nil
(d) All Other Fees	$2,875	$4,200

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2002

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2608 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

     I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2002 and May 31, 2001 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and May 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	“June Fitzmartyn”
October 17, 2002	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT MAY 31, 2002

ASSETS	2002	2001
Current Assets:	$	$
Cash	-	897
Prepaids, accounts and accrued receivables	33,068	14,865
Advances to related companies (Note 3)	1	892
	33,069	16,654
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	4,923	6,154
Oil and Gas Well Interests (Note 6)	-	3,027
Mineral Property Interests (Note 7)	156,698	156,699
Deferred Expenditures:
Exploration and development (Note 7)	1,629,429	1,545,495
Incorporation	1,379	1,379
	1,630,808	1,546,874
	1,829,524	1,733,434
LIABILITIES
Current Liabilities:
Bank overdraft	6,840	-
Accounts payable and accrued liabilities	513,265	436,505
Estimated liability for income and capital taxes (Note 8)	862	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	385,567	302,717
	1,056,534	890,084
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Notes 14 & 15)	158,044	146,044
Deficit	(5,405,481)	(5,323,121)
	772,990	843,350
	1,829,524	1,733,434

Approved by the Directors:

“J. ROBERTSON”	J. Robertson
“J. LORETTE”	J. Lorette

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED MAY 31, 2002

	2002	2001	2000
	$	$	$
Mineral Claim Operations:
Revenue:
Proceeds from option agreements (Note 7D)	-	53,036	37,388
Expenses:
Exploration and development written off re optioned claims	-	23,033	17,186
Exploration and development written off re inactive claims	2,268	2,019	309,542
Property costs written off re lapsed/optioned/inactive claims	1	11,714	106,367
	2,269	36,766	433,095

Net Income (Loss) from Mineral Claim Operations	(2,269)	16,270	(395,707)
Oil and Gas Operations:
Revenue	19,510	39,875	16,942
Expenses:
Operating expenses	10,337	25,380	8,710
Amortization on wells (Note 6)	3,027	6,621	7,533
	13,364	32,001	16,242

Net Income (Loss) from Oil and Gas Operations	6,146	7,874	699

Net Operating Income (Loss)	3,877	24,144	(395,008)
Other Income:
Recovery of bad debt	26,268	-	-
Gain on disposal of investments (Note 4)	-	218,572	233,885
	26,268	218,572	233,885

Net Income (Loss) before other Expenses	30,145	242,716	(161,123)
Other Expenses:
Administration expenditures (Schedule A)	112,505	173,873	414,546

Net Income (Loss) for the Year	(82,360)	68,843	(575,669)

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0036)	0.0030	(0.0251)

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,323,121)	(5,391,964)	(4,816,295)

Add: Net Income (Loss) for the Year	(82,360)	68,843	(575,669)

Deficit at End of Year	(5,405,481)	(5,323,121)	(5,391,964)

Schedule A
TERYL RESOURCES CORP.
CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES
FOR THE YEAR ENDED MAY 31, 2002

	2002	2001	2000
	$	$	$

Management and director's fees (Note 13)	30,000	30,000	30,000
Financing fees (Note 11)	16,500	16,000	-
Interest on debenture (Note 9)	14,697	14,697	14,737
Office rent and utilities (Note 13)	13,785	23,442	18,111
Audit, accounting and consulting (Note 13)	14,582	18,345	18,909
Legal	1,388	2,549	9,235
Office, stationery and delivery	6,465	15,490	6,156
Filing fees	6,218	4,324	7,252
Corporation capital taxes	4,977	2,911	-
Publicity, promotion and investor relations	4,413	9,920	11,520
Telephone and telecopier	3,335	26,318	213
Transfer agent fees	3,273	3,524	5,573
Bank charges and interest	970	3,637	4,787
Secretarial costs	-	9,177	-
Shareholders and meeting costs	-	98	252
Foreign exchange loss (gain)	(9,169)	(5,326)	315
Loss on write down of investment (Notes 3 & 4)	-	-	286,085
Amortization	1,231	1,509	1,886
	112,665	176,615	415,031
Less: Interest income	160	2,742	485

Administration Expenditures for the Year	112,505	173,873	414,516

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION
AND DEVELOPMENT EXPENDITURES
FOR THE YEAR ENDED MAY 31, 2002

	2002	2001	2000
	$	$	$
West Ridge Claims: (Note 7D)
Geophysical survey	500	5,242	-
Assays and maps	784	-	11,293
	1,284	5,242	11,293
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,268	2,019	2,018

Gil Venture: (Joint Venture) (Note 7E)
Phase II exploration - trenching and drilling	82,650	525,260	189,022
Exploration and Development for the Year	86,202	532,521	202,333
Exploration and Development at Beginning of Year	1,545,495	1,038,026	1,162,421
	1,631,697	1,570,547	1,364,754
Less: Exploration and development written off:
Re inactive claims	2,268	2,019	309,542
Re optioned claims	-	23,033	17,186
	2,268	25,052	326,728

Exploration and Development at End of Year	1,629,429	1,545,495	1,038,026

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2002

	2002	2001	2000
	$	$	$

Operating Activities:
Revenue receipts for the year	8,291	81,432	53,550
Receipt of interest income	164	2,742	485
Refunds of goods and services sale taxes	3,873	10,846	3,082
Increase in estimated liability for taxes	-	42	22
Payment of interest on debenture	(15,000)	(15,000)	(17,800)
Payments to suppliers for goods and services	(85,254)	(200,587)	(150,302)

Cash Flows Provided (Used) by Operating Activities	(87,926)	(120,525)	(110,963)

Financing Activities:
Share Capital Issued (Note 12)	-	-	25,500
Advances from (to) related companies (Notes 3 & 10)	83,741	19,666	(35,172)

Cash Flows Provided by Financing Activities	83,741	19,666	(9,672)

Investing Activities:
Proceeds on sale of investments (Note 4)	-	236,288	248,839
Acquisition of office equipment	-	(118)	-
Current exploration and development payments	(3,552)	(146,139)	(202,333)

Cash Flows Provided (Used) by Investing Activities	(3,552)	90,031	46,506

Increase (Decrease) in Cash for the Year	(7,737)	(10,828)	(74,129)

Cash (Deficiency) at Beginning of Year	897	11,725	85,854

Cash (Deficiency) at End of Year	(6,840)	897	11,725

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT MAY 31, 2002

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:

[a]	Nature of Operations:

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
As At May 31, 2002

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

[ i]	Investments:

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2002	2001
LinuxWizardry Systems, Inc. (See Note 4)	-	891
Blue Crow Internet Co. Ltd.	-	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	1	892

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2002

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDSs property has no proven economic reserves, so there is little expectation of recovery. See Note 13 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 935 Cdn. at May 31, 2002 (2001 - $ 2,998). In June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	2002	2001
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:

Furniture and fixtures - at cost	34,932	34,932
Less: Accumulated amortization	30,009	28,778
	4,923	6,154

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	2 0 0 2			2001
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	-
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	107,693	-	3,027
	228,937	228,937	-	3,027

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

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2002

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2002	2001
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	0%	B	-	1
Fish Creek	Fairbanks, Alaska	0-45%	C	-	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				156,698	156,699

A.	SILVERKNIFE:

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

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims are not currently being explored and have no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

C.	FISH CREEK:

On March 5, 2002, the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn uo to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2002

7.	MINERAL PROPERTY INTERESTS (Continued):

E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 82,650 ($ 53,340 US) in the May, 2002 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

F.	STEPOVICH LEASE:

On September 28, 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/00	2001	May 31/01	2002	May 31/02
Silverknife	1		1		1
Amad - lapsed	1		1	(1)	-
West Ridge	127,903	(11,714)	116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	168,413	(11,714)	156,699	(1)	156,698

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	262,693	5,242		1,284
West Ridge		(23,033)	244,902	-	246,186
Gil Venture	774,332	525,260	1,299,592	82,650	1,382,242
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive		2,019		2,268
Silverknife - inactive		(2,019)	-	(2,268)	-
	1,038,026	507,469	1,545,495	83,934	1,629,429

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2002

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 513,800 available to reduce future taxable income until the year 2009, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,413,393 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,033,238 shares (2001 - 23,033,238 shares).

9.	DEBENTURE PAYABLE:

	2002	2001
Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,130 was accrued to May 31, 2002 (2001 - $ 14,433). Teryl paid Keltic Bryce $ 15,000 interest on December 14, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

Access Information Systems Inc.	24,715	24,979
JGR Petroleum Inc.	80,765	64,722
LinuxWizardry Systems, Inc. (See Note 4)	265	-
Rainbow Network	43,170	43,172
Reg Technologies Inc.	4,568	(1,979)
REGI US, Inc.	-	800
Sovo Computer Centre	3,600	-
SMR Investments Ltd.	228,484	171,023
	385,567	302,717

The advances from related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2002

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the year IBK was paid $ 12,500 (2001 - $ 16,000) for work done and out of pocket fees. The agreement expired without any capital being raised.

In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to endeavour to raise up to $ 1,000,000 in equity financing and has paid $ 4,000 as a non-refundable financing fee.

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

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2000		18,633,174		5,062,288
Year Ended May 31, 2001 and 2002:
Shares issued		-		-

Total Issued for Cash at May 31, 2001
and May 31, 2002		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2001 and May 31, 2002		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2001 and May 31, 2002		1,902,705		353,480

TOTAL SHARES ISSUED AT MAY 31, 2001
and MAY 31, 2002		23,033,238		6,020,427

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2002

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At May 31, 2002, the following commitments to issue shares were outstanding:

	No. of	Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Apr. 22/07
	1,575,000

On September 12, 2000, the Company granted a Director’s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. On October 11, 2000, the Company granted a Employee’s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

See Note 14 “Subsequent Events” for details on a Private Placement and Stock Option after year end.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000 and see below regarding agreement with BHP Diamonds Inc.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 4,000 for secretarial services and rent during the current year (2001 - $ 30,000 and $ 18,000 respectively). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of LinuxWizardry System Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re LinuxWizardry advances. See Note 7C regarding mineral property transactions with Linux.

Consulting and legal services fees amounting to $ 1,965 were paid to Nodanis Consulting in the 2001 year, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,568 (2001 - $ 3,015) were paid to J. Lorette, Vice-President of the company.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2002

13.	RELATED PARTY TRANSACTIONS (Continued):

Office rent amounting to $ 7,200 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the coming year.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On August 15, 2002, the Company announced it has arranged a Private Placement of 1,000,000 units of capital stock at a price of $ 0.10 per unit. Each unit will consist of one common share and one share purchase warrant exercisable within the first year for $ 0.12 per common share. This Private Placement replaces one announced April 26, 2002, on which the Company has Subscriptions received of $ 12,000.

On September 23, 2002, the Company granted a stock option to an individual to purchase up to 25,000 common shares at a price of $0.15 for a period of five years.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7D, 7E & 7F regarding mineral claim properties, exploration and development and option agreements.

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have been negotiating with LinuxWizardry, Inc. (see Note 13) to issue its shares to the subscribers for which Linux would receive Teryl, Inc. shares in return, subject to regulatory approvals.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2002

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

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves. Accordingly, there were material differences between Canadian GAAP and US GAAP for the years ended May 31, 2002, 2001 and 2000.

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

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2002, 2001 and 2000.

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

The Company accounts for stock-based compensation, including stock options and warrants, using the intrinsic value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and outside consultants. Under this method, the intrinsic value of the stock options and warrants at the date of grant is recorded as an expense, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2002, 2001 and 2000.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2002

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

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for- sale securities, and included in earnings for trading securities. Under SFAS 115, for the years ended May 31, 2002, 2001 and 2000 there were material differences between the Canadian GAAP and US GAAP in the Company’s investment in marketable securities.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		May 31, 2002
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	33,069	–	33,069
Investments	4,026	(3,091)	935
Office Equipment	4,923	–	4,923
Mineral Property Interests	156,698	–	156,698
Deferred Expenditures	1,630,808	(1,630,808)	–
	1,829,524	(1,633,899)	195,625

Current liabilities	1,056,534	–	1,056,534
Shareholders’ Equity	772,990	(1,663,899)	(860,909)
	1,829,524	(1,633,899)	195,625

		May 31, 2001
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	16,654	–	16,654
Investments	4,026	(1,028)	2,998
Office Equipment	6,154	–	6,154
Oil and Gas Well Interests	3,027	(3,027)	–
Mineral Property Interests	156,699	–	156,699
Deferred Expenditures	1,546,874	(1,546,874)	–
	1,733,434	(1,550,929)	182,505

Current liabilities	890,084	–	890,084
Shareholders’ Equity	843,350	(1,550,929)	(707,579)
	1,733,434	(1,550,929)	182,505

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2002

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		May 31, 2000
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	18,894	–	18,894
Investments	21,742	146,657	168,399
Office Equipment	7,546	–	7,546
Oil and Gas Well Interests	9,648	(9,648)	–
Mineral Property Interests	168,413	–	168,413
Deferred Expenditures	1,039,405	(1,039,405)	–
	1,265,648	(902,396)	363,252

Current liabilities	491,142		491,142
Shareholders’ Equity	774,506	(902,396)	(127,890)
	1,265,648	(902,396)	363,252

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2002	2001	2000
	$	$	$
Net income (loss) for the year, Canadian GAAP	(82,360)	68,843	(575,669)
Adjustments
Amortization of natural gas well	(3,027)	6,621	7,533
Deferred exploration costs	(83,934)	(507,469)	124,395
Net loss for the year, US GAAP	(169,321)	(432,005)	(443,741)

Basic and diluted loss per share, US GAAP	(0.01)	(0.02)	(0.02)

Weighted average number of common shares
outstanding, basic and diluted	23,033,238	23,033,238	22,961,937

The Company’s comprehensive loss is comprised as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2002	2001	2000
	$	$	$
Net loss for the year, US GAAP	(169,321)	(432,005)	(443,741)
Change in net unrealized gains (losses) on available-for-sale
investments	(2,063)	(147,685)	161,926
Comprehensive income (loss)	(171,384)	(579,690)	(281,815)

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 13
As At May 31, 2002

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2002	2001	2000
	$	$	$
Cash flows used in operating activities, Canadian GAAP	(87,926)	(120,525)	(110,963)
Deferred exploration costs	(83,934)	(507,469)	(202,333)
Cash flows used in operating activities, US GAAP	(171,860)	(627,994)	(313,296)
Cash flows (used in) provided by financing activities, Canadian
GAAP and US GAAP	83,741	19,666	(9,672)
Cash flows provided by (used in) investing activities, Canadian
GAAP	(3,552)	90,031	46,506
Deferred exploration costs	83,934	507,469	202,333
Cash flows provided by (used in) investing activities, US GAAP	80,382	597,500	248,839
(Decrease) Increase in cash for the year	(7,737)	(10,828)	(74,129)
Cash, beginning of the year	897	11,725	85,854
Cash, end of the year	(6,840)	897	11,725

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 5,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988	(1)

	increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares
1.5	Altered memorandum and special resolution dated November 30, 1988	(1)
	canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Agreement between Teryl Resources Corp. and Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) made March 5, 2002 Fish Creek Mineral Claims	(3)
8.1	List of Subsidiaries	(3)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(3)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(3)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(3)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(3)
14.1	Consent of June Fitzmartyn	(3)

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