Form 20-F
period 2003-05-31
TERYL RESOURCES CORP
filed 2007-08-02
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 - n/a

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2003

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
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 25,238,088 shares of Common Stock as at May 31, 2003.

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

Index to Exhibits on Page 67

Introduction

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $543,950 in the year ended May 31, 2003 (2002 - $169,321; 2001 - $432,005). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended May 31, 2003 and May 31, 2002, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended May 31, 2003, 2002 and 2001 have been audited by June Fitzmartyn Chartered Accountants, as indicated in their audit report. June Fitzmartyn is a member of the Canadian Institute of Chartered Accountants.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2003, US$1.00 was equal to approximately C$1.3712.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31:

Fiscal Years Ended May 31

	May 31, 2003	May 31, 2002	May 31, 2001	May 31, 2000	May 31, 1999
Canadian GAAP
Revenue	$ 24,255	$ 19,510	$ 92,911	$ 54,330	$ 14,390
Income (Loss) for the Period	(323,812)	(82,360)	68,843	(575,669)	(98,426)
Basic Income (Loss) Per Share	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	23,939,714	23,033,238	23,033,238	22,961,937	21,420,046
Period-end Shares (#)	25,238,088	23,033,238	23,033,238	23,033,238	22,958,238
Working Capital	(1,395,628)	(1,023,465)	(873,430)	(472,248)	(180,813)
Mineral Properties	176,150	156,698	156,699	168,413	274,781
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	6,297,375	6,020,427	6,020,427	6,020,427	5,994,927
Shareholders’
Equity (Deficit)	638,054	772,990	843,350	774,506	1,324,675
Total Assets	2,117,591	1,829,524	1,733,434	1,265,648	1,880,216
U.S GAAP
Net Loss (1)	(543,950)	(169,321)	(432,005)	(443,741)	(462,108)
Loss Per Share	(0.02)	(0.01)	(0.02)	(0.02)	(0.02)
Mineral Properties	176,150	156,698	156,699	168,413	274,781
Shareholders’ Equity	(1,214,996)	(860,909)	(707,579)	(127,890)	128,426
Total Assets	$ 264,541	$ 195,625	$ 182,505	$ 363,252	$ 683,967

(1) Cumulative Net Loss since incorporation through May 31, 2003 under US GAAP was $7,578,860 approximately.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.3712 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2003. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all.

The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2003	1.5272	1.3446/1.5963	1.3712
2002	1.5679	1.5102/1.6128	1.5275
2001	1.5153	1.4639/1.5790	1.5461
2000	1.4729	1.4350/1.5135	1.4977
1999	1.5112	1.5459/1.4582	1.4741

B.	CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.	RISK FACTORS

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

As noted in our audited consolidated financial statements for the year ended May 31, 2003 we have incurred significant operating losses and have an accumulated deficit of $5,729,293 at May 31, 2003. Furthermore, we had working capital deficiency of $1,395,628 as at May 31, 2003, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 27% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

We are authorized under our Articles of Incorporation to issue 100,000,000 common shares. Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate. Your proportionate ownership and voting rights as a common shareholder could be adversely affected by the issuance of additional common shares, including a substantial dilution in your net tangible book value per share.

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

At the Annual General Meeting of Shareholders held in November, 2000, it was resolved to increase the Common shares to 100,000,000, which was completed November 25, 2002.

At the annual general meeting held January 22, 2003, the board of directors of the Company was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 4, 2003; however, the Company did not complete the paperwork for informing regulatory authorities, and, therefore, continued to use the name of Teryl Resources Corp. On November 25, 2004, the name was changed back to Teryl Resources Corp. with the Province of British Columbia.

Since our inception and during the five fiscal years ending in May 31, 2003, we have been involved in oil and gas exploration/production and mineral property development. We have investigated several mineral properties in both Canada and the United States and currently retain only the interests described below. Although testing work has been done on these properties indicating the presence of gold, there is presently no positive indication that they contain any economic mineral resources and, as a result, their value has been written down to $1.

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

As at May 31, 2003, we owned interests in four mineral properties. These include:

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

  On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

Through our subsidiary, Teryl, Inc., we own a 4.680% Net Revenue Interest, after royalties and a carried interest by the operator, in the Peters No. 1 Well located in Fayette County, Texas, and a 5.79375% Net Revenue Interest, after 22.75% royalties, in each of the Jancik #1 and Hermann #4 wells located in Burleson County, Texas.

To May 31, 2003, the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues.

The fiscal year end of the Registrant is May 31. We had no employees at May 31, 2003.

Recent Developments

In 2002, the Oil and Gas operations located in Burleson, Texas by our operator Union Pacific had net income of $ 6,146 compared to $ 7,874 in 2001, which was mainly due to the Herrman Roy #4 well and Jancik #1 well having decreased production revenue.

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

This agreement was amended in November 2002 resulting in Teryl receiving a a 50% interest in the 30 Fish Creek Claims (the “Property”) in Alaska, subject to Linux Gold Corp’s option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000.00 U.S. on the Property. In December 2002 we received regulatory acceptance of the property-asset acquisition from the TSX Venture Exchange and issued the 200,000 shares to LinuxWizardry Systems, Inc.

We continued to receive exploration and drilling results on our Gil, Fish Creek claims and West Ridge properties which are set out in greater detail below.

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

During the fiscal year ended May 31, 2003 we raised $260,948 through the sale of equity securities. We raised $nil through the sale of equity securities during the fiscal year ended May 31, 2002.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $543,950 in the year ended May 31, 2003 (2002 - $169,321; 2001 - $432,005). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

Mineral Properties

Gil Venture

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2002 and 2003 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $144,495 ($ 101,228 US) in the May, 2003 year and $ 82,650 ($ 53,340 US) in the May, 2002 year. Further cash calls are expected for the 2004 year.

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

The budget for the 2002 Gil Venture Exploration Program was proposed to be $985,931 U.S. for exploration on the Gil claims in the Fairbanks Mining District as received from our joint venture partner Kinross Gold Corporation. The budget for 2003 for the Gil joint venture was US$830,000 for Phase I, then an additional $750,000 in the Phase II program.

During fiscal 2001, 2002 and 2003, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property and expect to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $316,000 US in 2003 $82,650 ($53,340 US) in the May 2002 year and $525,260 ($333,817 US) in the May, 2001 year.

In June, 2002, we received the assays for the 2002 Gil drilling program on the first drill target from Fairbanks Gold Mining Inc., a wholly owned subsidiary of Kinross Gold Corporation.

The following conclusions could be drawn from the drilling on the newly discovered zone on the Sourdough Ridge prospect announced in December 2002. A new zone of mineralization was intercepted in the Sourdough Ridge prospect and consisted of 15ft of 0.49 gold opt or 16.80 grams per ton, including a 5ft section of 1.34 ounces of gold per ton (45.94 grams) with anomalous arsenic and bismuth hosted at the contact between overlying but barren calsilicate altered metamorphic rocks in thrust-contact with underlying sericite-altered muscovite schist. There is a possibility that the high-grade zone is located where an east-west trending high angle structure intersects with the favorable thrust horizon. Drilling completed this year and in previous years suggests the mineralization continues to the northeast.

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.
  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

In March, 2003 we announced the proposed exploration budget for the Gil joint venture in 2003 as received from Fairbanks Gold Mining Inc. The program will focus on fully defining the limits of the gold deposits at the Main and North Gil and conducting in-fill drilling of previously tested areas to increase confidence in the resource, as well as extend those mineralized zones to the east and the northeast. In addition, the program seeks to establish the presence of substantial mineralization at the Sourdough Ridge and scarn grid targets.

The first phase budget of US$830,000 is completed for 2003. This program would allow for the drilling of approximately 60 holes (25 core and 35 RC) for a total of 17,000 feet as a first phase of exploration, primarily in the North Gil and Main Gil zones.

According to the Fairbanks Gold Mining, Inc., preliminary metallurgical testing of mineralization from the Main Gil deposit returned recoveries similar in many respects to the Fort Knox ore. Test results from the North Gil show recoveries decreasing with depth, but an average recovery on the order of 85 to 86 percent. The project location near the Fort Knox Mine and the favorable metallurgical results suggest the resources have the potential to be economic.

In April, 2003 the Company commenced the first phase exploration program.

In May, 2003 we announced drill results from the first six holes of a 60-hole first phase exploration program from joint venture partner Kinross Gold Corporation. Drilling of the initial holes was directed primarily at the North Gil Gold Zone where a 35-foot section of over 1/3 ounce of gold per ton was intersected. In terms of grade and length, this was one of the best intersections drilled to date on the Gil Project. Three core holes totaling 1,150 feet and six RC holes were drilled totaling 2,260 feet. Also a 375-foot trench was excavated using a D-8 dozer.

In August, 2003 we announced further drill results from the 2003 exploration program. Drilling continued to produce excellent results including an intercept of 0.116 ounces of gold per ton over an interval of 60 feet from the Main zone.

In September 29, 2003 we completed the first phase drill program served two purposes. Firstly, it increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet.

In November 2003, the Company and Kinross Gold Corp. increased the exploration program at the Fort Knox-Gil joint venture project in Alaska and commenced Phase II. Added to the original program of core and reverse circulation drilling, budgeted at US$750,000, is project assessment studies, essential for the development of the Gil gold deposits.

Exploration at the Gil Project has defined two gold zones known as the Main and North deposits. The objective of the enhanced phase 2 programme is to collect environmental baseline data, characterize the hydrology in the area of the Main Gil deposit, as well as conduct engineering studies for a haul road and other project-related construction activities.

Following is a summary of the 2003 Phase 2 Exploration Program for the Gil Project including estimated costs:

1.

Additional core and reverse circulation drilling to more fully define the limits and magnitude of gold mineralization at the Main Gils deposit and other targets. This phase including assaying, geologic services, access road and drill pad construction, and reclamation of surface disturbance, is estimated at US$750,000;

2.	A cultural resources survey to determine the presence (or absence) of historical artifacts in the project area. This phase of work is estimated to cost US$81,000;
3.	Wetlands delineation and a Threatened and Endangered Species surveys are estimated to cost US$26,000;
4.	Costs under a State of Alaska Reimbursable Services Agreement for project-related activities are estimated to be US$23,000;
5.	Detailed digital topography, suitable for engineering studies and design, for the area of the mineral deposits are estimated to be US$20,000;
6.	Access and haul road design activities and construction cost estimates, US$75,000;
7.	Preliminary hydrologic studies and construction of a piezometer network are estimated to cost US$50,000; and
8.	Drilling of a production (water) well to characterize the nature and volume of ground water in the vicinity of the Main Gil deposit, US$50,000.

The total estimated cost of the proposed work program is US$1,075,000. Teryl Resources Corp.’s share (20%) of these costs is US$215,000 plus management fees.

Phase 2 drilling was completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold. Elsewhere on the Gil project, preliminary hydrology and engineering studies, resource database modeling and baseline environmental data continue to be gathered in accordance with revised Phase II work plans.

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

Misty Lake Diamond Property

In September 2001, International Diamond Syndicate Ltd. (a private company 40% owned by the Issuer, 40% owned by Berkshire International Mining Ltd. and 20% owned by Geodex Minerals Ltd.), along with its partners, Major General Resources Ltd. and SouthernEra Resources Ltd., entered into a letter agreement optioning the Misty Lake diamond property to BHP Billiton Diamonds Inc. The International Diamond Syndicate Ltd. owns a 16% interest in the 71,600-acre Misty Lake Diamond Property located in the Northwest Territories.

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

In September, 2002 the Company received confirmation of an approved mining lease. The confirmation eliminates any past or future claim disputes. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims.

In March, 2003 we completed the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. However, assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program.

Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

The next phase of drilling recommended is to locate the extension of the gold discovery on the adjoining Gil project, which may extend onto the Fish Creek property. Also recommended on Fish Creek is seismic exploration on the western portion of the property to locate economic placer channels.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

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

Material Effects of Government Regulation
Exploration and development activities require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations.

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

Our wholly-owned subsidiary, Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,500 shares of Teryl, Inc., which is 100% of the issued shares at May 31, 2003.

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

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.

  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

The first phase of the 2003 drill program served two purposes. Firstly it increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet.

Following is a summary of the 2003 Phase 2 Exploration Program for the Gil Project including estimated costs:

  Additional core and reverse circulation drilling to more fully define the limits and magnitude of gold mineralization at the Main Gils deposit and other targets. This phase including assaying, geologic services, access road and drill pad construction, and reclamation of surface disturbance, is estimated at US750,000;

  A cultural resources survey to determine the presence (or absence) of historical artifacts in the project area. This phase of work is estimated to cost US$81,000;

  Wetlands delineation and a Threatened and Endangered Species surveys are estimated to cost US$26,000;

  Costs under a State of Alaska Reimbursable Services Agreement for project-related activities are estimated to be US$23,000;

  Detailed digital topography, suitable for engineering studies and design, for the area of the mineral deposits are estimated to be US$20,000;

  Access and haul road design activities and construction cost estimates, US$75,000;

  Preliminary hydrologic studies and construction of a piezometer network are estimated to cost US$50,000; and

  Drilling of a production (water) well to characterize the nature and volume of ground water in the vicinity of the Main Gil deposit, US$50,000.

Phase 2 drilling has recently been completed bringing 2003 drilling totals to 27,590 feet of reverse circulation drilling in 127 holes and 8,917 feet of diamond core drilling in 31 holes. The best gold results were on Hole # GVR03-398, which intersected 135 feet of 0.087 opt gold including 85 feet of 0.121 opt gold.

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

Fine-grained biotite is also found in close association. The characteristic dark green colour of the assemblage is frequently used as an exploration guide for elevated gold values. Gold deposition is not only caused by system cooling of the aqueous siliceous solutions but also the replacement of pyroxene by Fe-rich ilmenite and ilmenite by rutile. This process liberates ferrous iron, the oxidation of which destabilized the Au(HS)2 complex. The released iron is then free to form pyrite or pyrrhotite, thus lowering thefugacity of sulphur in the fluid, which also destabilizes the gold complex. Sulphides include pyrrhotite and pyrite while oxides are ilmenite and rutile. Magnetic, molybdenite and chalcopyrite are rarely seen.

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

Geophysical and geochemical work completed in 2003 resulted in a gold bearing zone which is currently plan to be drilled in early 2004.

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

Deposit Types

Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East. This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, Ar40/Ar39 geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district. A synthesis of this information suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusionsduring the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metamafic horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane.

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

In 2000, Kinross completed an exploration program on the Westridge Claims. This was pursuant to the 1999 agreement which granted Kinross the option to acquire a 70% undivided interest in the 53 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims. In order to earn a 70% interest in the project, Kinross was obligated to make cash payments to the Issuer totalling US$285,000 over five years, to make five annual advanced royalty payments of US$200,000 each and to expend a minimum of $1.5 million on exploration and development of the claims over five years.

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

During 2003, the most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous (+50 ppb) and reach up to 1,000 ppb. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district. This portion of the grid also yielded grab rock samples which returned up to 10 grams per tonne gold from quartz-vein float, the highest grades recovered from the property to date.

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

Source of Funds for Fiscal 2003/2002

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

We had a working capital deficiency of $1,395,628 on May 31, 2003.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2003, we had assets valued at $91,875 located in Canada; and assets valued at $2,025,716 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001 respectively are included in this Registration Statement.

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

Under US GAAP, we have incurred a loss of $543,950 in the year ended May 31, 2003 (2002 - $169,321; 2001 - $432,005).

A.	OPERATING RESULTS

The following discussion of the Issuer’s financial condition at May 31, 2003, and the changes in financial condition and results of operations for the years ended May 31, 2003, 2002 and 2001 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Fiscal Year Ended May 31, 2003 compared to Fiscal year Ended May 31, 2002

Results of Operations

Results of operations was a net loss of $323,812 ($0.01 per share) as compared to a net loss of $82,360 ($0.00 per share) for 2002.

In 2003 the Oil and Gas operations had net income of $15,432 compared to net income $6,146 in 2002, which was mainly due to the reworking of the C-S#1 and Jancik #2 wells resulting in increased production revenue, increased oil and gas prices and the fact that the wells are now fully amortized.

During fiscal 2003, revenue from oil and gas operations was $24,255 as compared to $19,510 for fiscal 2002. The Company also received advances from related parties of $260,318 during fiscal 2003.

Administrative expenses in fiscal 2003 totaled $337,092 as compared to $112,505 in 2002. The expenses increased from the prior year mainly due to the increased activity in investor relations, which was $177,606 in fiscal 2003 (2002 - $4,413). Office, rent and telephone totaled $59,450 compared to $23,585 in 2002. Professional fees totaled $49,182 compared to $15,970 in 2002. Management and directors fees increased to $63,000 in 2003 from $30,000 in 2002. The Company incurred $222,290 for mining exploration work in 2003 as compared to $86,202 in 2002.

In 2003 expenditures for advertising, promotion and public relations were $177,606 compared to $4,413 In 2002, due to increasing stock market prices and a determined effort to raise financing to carry out their exploration projects. Several other expenditures in 2003 were higher than in 2002 due to rising costs and increased administration and promotional activities, although this was partially offset by the $83,152 gain in foreign exchange due to the stronger Canadian dollar.

Fiscal Year Ended May 31, 2002 compared to Fiscal year Ended May 31, 2001

Results of Operations

At May 31, 2002, the Issuer held assets recorded at $1,829,524 including cash of nil, mineral property interests recorded at $156,698 and deferred exploration and development expenditures of $1,629,429. Deferred exploration and development expenditures increased from $1,545,495 at May 31, 2001 to $1,629,429 at May 31, 2002 primarily due to $86,202 spent on exploration of the Gil Mineral Claims during the most recently completed fiscal year. This exploration accounts for the major portion of the increase in the Issuer’s total assets from $1,733,434 at May 31, 2001 to $1,829,524 at May 31, 2002.

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

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the sale of equity investments and issuance of capital stock. Minor amounts were derived from interest.

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

Liquidity

Fiscal Year Ended May 31, 2003 compared to Fiscal year Ended May 31, 2002

During the fiscal year ended May 31, 2003, we continued to derive, as in the past, most of our development and operating capital primarily from the issuance of capital stock and advances from related parties.

Of the total cash raised of $521,266 from financing activities, $ 222,290 was spent on exploration and development of mineral property interests and $342,517 was spent on operations. In 2002, $3,552 was spent on exploration and development and $87,926 was spent on operations. The Company’s cash deficit at May 31, 2003 was $(50,381) compared to $(6,840) at May 31, 2002 and the working capital deficit increased by $ 372,163 to $ 1,395,628 compared to $ 1,023,465 at May 31, 2002. The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties. See subsequent events note in the consolidated financial statements regarding private placement announced August 18, 2003.

The Company did not issue any shares in 2002. During the 2003 year the Company issued 2,004,850 common shares to net the treasury $ 260,948 (See Note 12 to the consolidated financial statements). The Company also issued 200,000 common shares for mineral property at a deemed price of $ 0.08 per share. In 2003, the Company received loans, on a net basis, of $ 260,318 from related companies.

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

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2003 we had 25,238,088 issued and outstanding common shares (May 31, 2002 – 23,033,238) issued and outstanding common shares). No Preferred Shares have been issued to date. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000 which was completed November 25, 2002.

The directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

During the year ended May 31, 2003, 12,500 stock options were exercised, no stock options expired or were cancelled. We granted 1,450,000 stock options to employees, officers and directors. As at May 31, 2003 we had 2,437,500 stock options outstanding at exercise prices ranging from $0.15 per share to $0.40 per share with expiry dates ranging from February 19, 2006 to March 4, 2008. These stock options vest over a two-year period from the date of grant. If exercised, the 2,437,500 stock options would increase our available cash by $509,375.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2003, 2002 and 2001.

We have adopted the intrinsic value based approach to Stock Based Compensation under the provisions of CICA 3870 and APB No. 25. The method of adoption applied by us is permissible under both Canadian and US standards.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2003, 2002 and 2001. We do not hold any patents, trademarks or copyrights.

D.	TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.	OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2003.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	US$438,700	Nil	US$438,700	Nil	Nil
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil	Nil	Nil	Nil	Nil
Total	US$438,700	Nil	US$438,700	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in British Columbia and Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Gil Property, Alaska	2003	$ -	$ -	-
	2002	$ -	$ -	-
Westridge Property, Alaska	2003	$ -	$ -	-
	2002	$ -	$ -	-
Fish Creek, Alaska	2003	$ -	$438,700	-
	2002	$ -	$500,000	200,000

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

Under Canadian GAAP the cost of the wells has been fully amortized. Under U.S. GAAP the wells would be written down to a nominal value of $1 each. This difference would result in the assets being increased by $3.

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2003, our Board of Directors consisted of three Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of May 31, 2003.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)(2)(3)	President, Chief Financial Officer, Secretary, Director	63	October 25, 1985
Jennifer Lorette (2)(3)	Vice President and Director	30	February 20, 2001
Susanne Robertson (1)(3)	Director	57	September 12, 1990
Monique Van Oord (1)(3)	Director	42	October 17, 2002

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

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

Monique van Oord. Director of the Company and Chief Financial Officer since January 2003. Administrator for several public and private companies from 2002 to date; Counsellor with Magdeline Society between 2001 and 2002. Ms. van Oord is a citizen and resident of Canada.

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

The following table sets out the compensation information for the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensati on ($)	Awards	Payouts		All Other Compensation ($)
					Securities Granted under (2) Options / (1) SARS Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)
John G. Robertson, President, CFO, Secretary and Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	30,000.00(3) 30,000.00 (3) (3) 30,000.00	Nil / Nil Nil / Nil (4) 1,000,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Vice President Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 / Nil Nil/ Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(3)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(4)	On April 22, 2002, options granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

There are no other management contracts in existence at this time to which the Company is a party.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2003	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
John Robertson, President, Director and CEO	Nil(1)(3)	nil% (1)(2)	N/a (3)		$n/a(1)	(1)(3)
Directors who are not Named Executive Officers	500,000	34.48% (2)	$0.15	April 22, 2002	$81,250.00
	100,000	6.89% (2)	$0.15	April 22, 2002	$13,000
	25,000	1.72% (2)	$0.15	Sept 23, 2002	$4,000

(1)	There were no options granted to the Named Executive Officer of the Company during the year ended May 31, 2003.

(2)	During the fiscal year ended May 31, 2003 1,450,000 additional stock options were granted

(3)	On April 22, 2002, 1,000,000 options previously granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

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

During the fiscal year ended May 31, 2003, 1,450,000 stock options were granted pursuant to stock option plans. 12,500 options were exercised and no options were cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at May 31, 2003 are 2,437,500. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2003 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2003
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors
Value of Unexercised In-
the-Money Options at
	Number of		Number of Unexercised	Fiscal Year-End
	Shares Acquired	Aggregate Value	Options at Fiscal Year-End	Exercisable/
Name	on Exercise	Realized	Exercisable/Unexercisable	Unexercisable (1)

John G. Robertson, President, Chief Financial Officers, Secretary and Director	N/A	N/A	1,000,000 / Nil	$200,000 / N/A

Jennifer Lorette, Vice President	N/A	N/A	100,000 / Nil	$20,000 / N/A

Susanne Robertson, Director	N/A	N/A	500,000 / Nil	$100,000 / N/A

Monique van Oord Director	N/A	N/A	25,000 / Nil	$5,000 / N/A

Yale Hirsch, Vice President	N/A	N/A	200,000 / Nil	$40,000 / N/A

(1)	The options held by the Senior Management/Directors were “in the money” as of May 31, 2003. The closing price of the Company’s shares on the TSX Venture Exchange was $0.35 Cdn.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.15	April 22, 2007
Jennifer Lorette	50,000	$0.15	November 16, 2003
Jennifer Lorette	50,000	$0.15	April 22, 2007
Susanne Robertson	500,000	$0.15	April 22, 2007
Monique van Oord	25,000	$0.15	September 23, 2007
Yale Hirsch	200,000	$0.15	November 22, 2007
TOTAL HELD AS A GROUP:	1,825,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Jagdish Singh	50,000	$0.15	April 22, 2007
Arnie Winrob	50,000	$0.40	December 16, 2002
National Media Association	350,000	$0.40	February 19, 2003
Garry Freeman	50,000	$0.40	March 4, 2008
John Gomez	50,000	$0.40	March 4, 2008
James Kerr	75,000	$0.40	March 4, 2008
TOTAL HELD AS A GROUP:	625,000

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

C.	BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consist of Monique van Oord, John Robertson and Susanne Robertson.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.	EMPLOYEES

We employed no employees during any of the years ended May 31, 2003, May 31, 2002 and May 31, 2001. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2003:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,037,264 (2)	12.03%
Jennifer Lorette	212,800 (3)	* %
Susanne Robertson	5,911,883 (4)	23.42%
Monique van Oord	25,000 (5)	*%
Yale Hirsch	200,000 (6)	*%

(1)	as at May 31, 2003, there were 25,238,088 issued and outstanding common shares.
(2)

Includes 1,752,064 common shares are held directly and the balance of 285,200 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust., and 1,000,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust], Mr. Robertson's address is the same as our address].

(3)	Includes 100,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)

Includes 691,600 common shares held directly and 4,720,283 common shares held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson and 500,000 options that are currently exercisable, . Ms. Robertson's address is the same as the Company’s.

(5)	Includes 25,000 options that are currently exercisable. Ms. van Oord's address is the same as our address.
(6)	Includes 200,000 options that are currently exercisable. Mr. Hirsch's address is the same as our address.

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

At May 31, 2003, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,411,883 (1)	19.864%
John G. Robertson	2,037,264 (2)	8.70%

(1)

Of the 5,411,883 common shares owned by Susanne Robertson, 691,600 common shares are held directly and the balance of 4,720,283 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson..

(2)

Of the 2,037,264 common shares owned by John G. Robertson, 1,752,064 common shares are held directly and the balance of 1,874,000 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust.

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

We paid no directors’ fee in fiscal 2003 ($nil – 2002; and $nil – 2001).

We had related party advances outstanding of $655,996 at the May 31, 2003 year-end, compared to $385,567 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2003 are as follows (Note references are to our audited financial statements for the years ended May 31, 2003 and 2002):

  SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 30,000 during the current year (2002 - $ 30,000 and $ 4,000 for rent). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

  The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

  Administration consulting fees of $ 33,000 (2002 - $ 3,568) were paid to Lorette Enterprises, a proprietorship owned by J. Lorette, Vice-President of the company. Secretarial fees of $ 15,013 were paid to M. van Oord, a director of the company.

  Office rent amounting to $ 2,700 (2002 - $ 7,200) was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

Refer to Note 13 of our audited consolidated financial statements for the fiscal years ended May 31, 2003 and May 31, 2002.

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

See our audited consolidated financial statements for the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001.

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

The following table shows the annual high and low closing prices of our stock traded on the TSX Venture Exchange during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2003	0.53	0.08	0.35
2002	0.27	0.05	0.22
2001	0.47	0.08	0.10
2000	0.52	0.10	0.25
1999	0.25	0.10	0.16

The following table shows the quarterly high and low closing prices of our stock traded on the TSX Venture Exchange during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2003
Q4 5/31/03	0.47	0.28	0.35	1,704,368
Q3 2/28/03	0.53	0.10	0.45	5,938,902
Q2 11/30/02	0.16	0.09	0.10	968,442
Q1 8/31/02	0.23	0.08	0.10	575,881

2002
Q4 5/31/02	0.27	0.07	0.22	1,741,395
Q3 2/28/02	0.13	0.06	0.08	787,082
Q2 11/30/01	0.18	0.07	0.07	410,057
Q1 8/31/01	0.22	0.09	0.10	493,525

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

Common Share Description

Our authorized share capital consists of 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00. All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of this 20-F.

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

Convertible Securities / Warrants

The following table lists, as of May 31, 2003, the share purchase warrants outstanding.

Effective Date	Number of	Number of	Year 1	Year 2	Expiration Date of Share
of Issuance	Share Purchase	Share Purchase			Purchase Warrants
	Warrants	Warrants Still
	Originally	Outstanding
Issued

December 11, 2002	1,500,000	1,250,000	$0.12	$0.15	December 11, 2004

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

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

We have two classes of shares. We have 100,000,000 authorized common shares, voting, without par value; and authorized 5,000,000 non-voting preferred shares with a par value of $1.00. Our common shares are without any special rights or restrictions.

At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000 which was completed November 25, 2002.

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

During the years ended May 31, 2003 and May 31, 2002, we entered into the following material contracts.

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

Our financial statements included in this annual report for the years ended May 31, 2003 and 2002 were audited by June Fitzmartyn, Chartered Accountant [ with the U.S. GAAP note audited by Morgan and Company, Chartered Accountants] as stated in their report appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2003, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of June Fitzmartyn, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.	Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2003.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.	Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2003 Fiscal Year	2002 Fiscal Year
(a) Audit Fees	$2,475	$2,475
(b) Audit-Related Fees	$5,000	$5,000
(c) Tax Fees	$nil	$nil
(d) All Other Fees	$1,170	$1,570

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2003

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2608 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

     I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2003 and May 31, 2002 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

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

     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and May 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	“June Fitzmartyn”
October 16, 2003	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT MAY 31, 2003

ASSETS	2003	2002
Current Assets:	$	$
Cash	-	-
Prepaids, accounts and accrued receivables	73,797	33,068
Advances to related companies (Note 3)	10.112	1
	83,909	33,069
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	3,939	4,923
Oil and Gas Well Interests (Note 6)	-	-
Mineral Property Interests (Note 7)	176,150	156,698
Deferred Expenditures:
Exploration and development (Note 7)	1,849,567	1,629,429
Incorporation	-	1,379
	1,849,567	1,630,808
	2,117,591	1,829,524
LIABILITIES
Current Liabilities:
Bank overdraft	50,381	6,840
Accounts payable and accrued liabilities	622,410	513,265
Estimated liability for income and capital taxes (Note 8)	750	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	655,996	385,567
	1,479,537	1,056,534
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,297,375	6,020,427
Subscriptions Received (Notes 12 & 15)	69,972	158,044
Deficit	(5,729,293)	(5,405,481)
	638,054	772,990
	2,117,591	1,829,524
Approved by the Directors:
“J. ROBERTSON”	J. Robertson
“J. LORETTE”	J. Lorette

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED MAY 31, 2003

	2003	2002	2001
	$	$	$
Mineral Claim Operations:
Revenue	-	-	53,036
Expenses:
Exploration and development written off re optioned claims	-	-	23,033
Exploration and development written off re inactive claims	2,152	2,268	2,019
Property costs written off re lapsed/optioned/inactive claims	-	1	11,714
	2,152	2,269	36,766

Net Income (Loss) from Mineral Claim Operations	(2,152)	(2 269)	16,270
Oil and Gas Operations:
Revenue	24,255	19,510	39,875
Expenses:
Operating expenses	8,823	10,337	25,380
Amortization on wells (Note 6)	-	3,027	6,621
	8,823	13,364	32,001

Net Income (Loss) from Oil and Gas Operations	15,432	6,146	7,874

Net Operating Income (Loss)	13,280	3,877	24,144
Other Income:
Gain on disposal of investments	-	-	218,572
Recovery of bad debt	-	26,268	-

Net Income (Loss) before other Expenses	13,280	30,145	242,716
Other Expenses:
Administration expenditures (Schedule A)	337,092	112,505	173,873

Net Income (Loss) for the Year	(323,812)	(82,360)	68,843

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0135)	(0.0036)	0.0030

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,405,481)	(5,323,121)	(5,391,964)

Add: Net Income (Loss) for the Year	(323,812)	(82,360)	68,843

Deficit at End of Year	(5,729,293)	(5,405,481)	(5,323,121)

Schedule A
TERYL RESOURCES CORP.
CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES
FOR THE YEAR ENDED MAY 31, 2003

	2003	2002	2001
	$	$	$

Publicity, promotion and investor relations	177,606	4,413	9,920
Management and director's fees (Note 13)	63,000	30,000	30,000
Audit, accounting and consulting (Note 13)	34,953	14,582	18,345
Telephone and telecopier	26,119	3,335	26,318
Office, stationery, delivery and moving	18,140	6,465	15,490
Filing fees	17,030	6,218	4,324
Office rent and utilities (Note 13)	15,191	13,785	23,442
Secretarial costs	15,013	-	9,177
Interest on debenture (Note 9)	14,697	14,697	14,697
Legal and subsidiary legal costs	14,229	1,388	2,549
Transfer agent fees	6,538	3,273	3,524
Travel, auto and entertainment	6,535	-	-
Corporation capital taxes	4,751	4,977	2,911
Shareholders and meeting costs	2,284	-	98
Bank charges and interest	1,847	970	3,637
Write off of incorporation costs	1,379	-	-
Foreign exchange loss (gain)	(83,152)	(9,169)	(5,326)
Financing fees (Note 11)	-	16,500	16,000
Amortization	984	1,231	1,509
	337,144	112,665	176,615
Less: Interest income	52	160	2,742

Administration Expenditures for the Year	337,092	112,505	173,873

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION
AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2003

	2003	2002	2001
	$	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,152	2,268	2,019
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey	45,100	-	-
Assays, maps, reports and insurance	2,495	-	-
	47,595	-	-
West Ridge Claims: (Note 7C)
Geophysical survey	11,277	500	5,242
Rent assessment	9,815	-	-
Assays and maps	1,884	784	-
	22,976	1,284	5,242
Gil Venture: (Joint Venture) (Note 7D)
Maps and reports	5,072	-	-
Phase II exploration - trenching and drilling	144,495	82,650	525,260
	149,567	82,650	525,260
Exploration and Development for the Year	222,290	86,202	532,521
Exploration and Development at Beginning of Year	1,629,429	1,545,495	1,038,026
	1,851,719	1,631,697	1,570,547
Less: Exploration and development written off:
Re optioned claims	-	-	2,019
Re inactive claims	2,152	2,268	23,033
	2,152	2,268	25,052

Exploration and Development at End of Year	1,849,567	1,629,429	1,545,495

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2003

	2003	2002	2001
	$	$	$

Operating Activities:
Revenue receipts for the year	22,915	8,291	81,432
Receipt of interest income	49	164	2,742
Refunds of goods and services sale taxes	10,824	3,873	10,846
Decrease in estimated liability for taxes	(112)	-	42
Payment of interest on debenture	(15,000)	(15,000)	(15,000)
Payments to suppliers for goods and services	(361,193)	(85,254)	(200,587)
Cash Flows Provided (Used) by Operating Activities	(342,517)	(87,926)	(120,525)

Financing Activities:
Share Capital Issued for Cash (Note 12)	260,948	-	-
Advances from (to) related companies (Notes 3 & 10)	260,318	83,741	19,666
Cash Flows Provided by Financing Activities	521,266	83,741	19,666

Investing Activities:
Proceeds on sale of investments (Note 4)	-	-	236,288
Acquisition of office equipment	-	-	(118)
Current exploration and development payments	(222,290)	(3,552)	(146,139)
Cash Flows Provided (Used) by Investing Activities	(222,290)	(3,552)	90,031

Increase (Decrease) in Cash for the Year	(43,541)	(7,737)	(10,828)

Cash (Deficiency) at Beginning of Year	(6,840)	897	11,725

Cash (Deficiency) at End of Year	(50,381)	(6,840)	897

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT MAY 31, 2003

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

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

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Equipment:
The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum.

[d]	Accounting for Oil and Gas Well Interests:

The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

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
As At May 31, 2003

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property inter- ests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2003. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2003	2002
Linux Gold Corp. (See Note 4)	3,719	-
Reg Technologies Inc.	5,983	-
Information Highway.com Inc.	409	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	10,112	1

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2003

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 543 Cdn. at May 31, 2003 (2002 - $ 935).

	2003	2002
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,932
	Less: Accumulated amortization	30,993	30,009
		3,939	4,923

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The wells have been entirely amortized over the past seven years.

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2003	2002
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	19,452	-
West Ridge	Dome Creek, Alaska	100%	C	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381

				176,150	156,698

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2003

7.	MINERAL PROPERTY INTERESTS (Continued):

A.	SILVERKNIFE:

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

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US ($ 60,000 received) over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. On November 30, 2001, Kinross withdrew from the agreement after satisfying all their obligations. Teryl, Inc. retains its 100% interest in the claims and has been conducting a geophysical survey over the past two years.

D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2002 and 2003 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 144,495 ($ 101,228 US) in the May, 2003 year and $ 82,650 ($ 53,340 US) in the May, 2002 year. Further cash calls are expected for the 2004 year.

. 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2003

7.	MINERAL PROPERTY INTERESTS (Continued):

E.	STEPOVICH LEASE:

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

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims were not currently being explored and had no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/01	2002	May 31/02	2003	May 31/03
Silverknife	1		1		1
Fish Creek				19,452	19,452
Amad - lapsed	1	(1)	-		-
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
	156,699	(1)	156,698	19,452	176,150

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	244,902	1,284	246,186	22,976	269,162
Gil Venture	1,299,592	82,650	1,382,242	149,567	1,531,809
Stepovich Lease	1,001		1,001		1,001
Fish Creek				47,595	47,595
Silverknife - inactive		2,268		2,152
Silverknife - inactive	-	(2,268)	-	(2,152)	-
	1,545,495	83,934	1,629,429	220,138	1,849,567

. 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2003

8.	INCOME TAXES, DEFERRED LOSSES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,127,460 available to reduce future taxable income until the year 2010, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,118,478 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 750 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

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

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,934,235 shares (2002 - 23,033,238 shares).

Diluted earning per share is calculated using the Treasury Stock Method, whereby it is assumed that proceeds on the exercised stock options are used by the Company to repurchase its shares at the average market price during the year of $ 0.40 (2002 - $ .20). As the 2003 and 2002 years both resulted in a loss there are no figures presented as the effect would be anti-dilutive.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 13,827 was accrued to May 31, 2003 (2002 - $ 14,130). Teryl paid Keltic Bryce $ 15,000 interest on January 15, 2003.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2003

10.	ADVANCES FROM RELATED COMPANIES consist of:	2003	2002
	Access Information Systems Inc.	128,578	24,715
	JGR Petroleum Inc.	102,214	80,765
	Linux Gold Corp. (See Note 4 )	-	265
	Rainbow Network	61,348	43,170
	Reg Technologies Inc.	-	4,568
	540330 BC Ltd.	78,228	-
	Sovo Computer Centre	4,953	3,600
	SMR Investments Ltd.	280,675	228,484
		655,996	385,567

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the 2002 year IBK was paid $ 12,500 for work done and out of pocket fees. The agreement expired without any capital being raised.

In the 2002 year the Company entered into an agreement with Georgia Pacific Securities to endeavour to raise up to $ 1,000,000 in equity financing and paid $ 4,000 as a non-refundable financing fee. No capital was raised through this agreement.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting	No Par Value	100,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000
		105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the common shares to 100,000,000, which was completed November 25, 2002.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2003

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2001 & May 31,
2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003
		20,638,024		5,323,236

FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2001 and May 31, 2002		2,497,359		604,659
Shares issued in May 31, 2003 Year:
Fish Creek mineral property	E	200,000	0.08	16,000
Total Issued to May 31, 2003		2,697,359		620,659

FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2002 and May 31, 2003	1,902,705	353,480

TOTAL SHARES ISSUED AT MAY 31, 2003	25,238,088	6,297,375

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

B.	On December 20, 2002, J Singh, exercised an Employee Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.

C.	On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.

D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued in regards to a subscription received by its subsidiary, Teryl, Inc., as described in Note 15.

E.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

. 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2003

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At May 31, 2003, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants (Note 12A)	1,250,000	0.12/0.15	Dec. 11/04
Consultant’s Option	350,000	0.40	Feb. 19/06
Directors Option	1,000,000	0.15	Apr. 22/07
Senior Officers’ Options	600,000	0.15	Apr. 22/07
Employee's Option	37,500	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Sept. 23/07
Senior Officer’s Option	200,000	0.15	Nov. 22/07
Consultant’s Option	50,000	0.40	Dec. 16/07
Consultants’ Options	175,000	0.40	Mar. 4/08
	3,687,500

On September 12, 2000, the Company granted a Directors stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

On April 22, 2002, the Company granted stock options to a senior officers to purchase up to 600,000 common shares at a price of $ 0.15 for a five year period. On April 22, 2002, the Company granted a stock option to an employee to purchase up to 50,000 common shares at a price of $ 0.15 for a five year period of which 12,500 have been exercised.

On September 23, 2002, the Company granted a stock options to an employees to purchase up to 25,000 common shares at a price of $ 0.15 for a five year period.

On November 22, 2002, the Company granted a stock option to a senior officer to purchase up to 200,000 common shares at a price of $ 0.15 for a five year period.

On December 16, 2002, the Company granted a stock option to a consultant to purchase up to 50,000 common shares at a price of $ 0.40 for a five year period.

On February 19, 2003, the Company granted a stock option to a consultant to purchase up to 350,000 common shares at a price of $ 0.40 for a three year period.

On March 4, 2003, the Company granted stock options to three consultants to purchase up to 175,000 common shares at a price of $ 0.40 for a five year period.

See Note 14 Subsequent Events for details on a Private Placement after year end.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2003

12.	SHARE CAPITAL (Continued):

Stock Based Compensation Expense:

On September 23, 2002; November 22, 2002; December 16, 2002; February 19,2003 and March 4, 2003, the Company issued stock options to various senior officers, directors, employees and consultants, to purchase up to 225,000 common shares at a price of $ 0.15 per share and up to 225,000 common shares at a price of $ 0.40 per share within five years and 350,000 common shares at a price of $ 0.40 per share within three years. On a pro- forma basis, had compensation expense for the stock options been determined based on the fair value method, the Company’s net loss for the year would have been increased by $ 115,980 to $ 439,792. The pro-forma net loss per share would have increase to $ 0.0184 from $ 0.0135. The Company does not reflect this pro-forma cost in its accounts.

The fair value of the stock options at the dates of the grants was estimated to be $ 115,980, using the Black- Scholes model with the assumption being a risk free rate of between 4.5% and 4.75%, a volatility of 500%, expected option lives of between 3 years and 5 years and a zero dividend yield.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Notes 3 & 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 30,000 during the current year (2002 - $ 30,000 and $ 4,000 for rent). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

Administration consulting fees of $ 33,000 (2002 - $ 3,568) were paid to Lorette Enterprises, a proprietorship owned by J. Lorette, Vice-President of the company. Secretarial fees of $ 15,013 were paid to M. van Oord, a director of the company.

Office rent amounting to $ 2,700 (2002 - $ 7,200) was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

. 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2003

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On August 18, 2003, the Company announced it had arranged a Private Placement of 2,000,000 units of capital stock at a price of $ 0.25 per unit. Each unit will consist of one common share and one-half share purchase warrant exercisable within the first year for $ 0.30 per common share and for $ 0.40 per common share within the second year. This Private Placement replaces one announced on March 28, 2003 for $ 0.35 per unit.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C, 7D & 7E regarding mineral claim properties, exploration and development and option agreements.

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2003.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 12 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return his agreement and negotiations are still proceeding to resolve this.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company’s named changed to Teryl Gold Inc. This had not been done by the date of these financial statements.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
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

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 13
As At May 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		May 31, 2003
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	83,909	–	83,909
Investments	4,026	(3,483)	543
Office Equipment	3,939	–	3,939
Mineral Property Interests	176,150	–	176,150
Deferred Expenditures	1,849,567	(1,849,567)	–
	2,117,591	(1,853,050)	264,541

Current liabilities	1,479,537	–	1,479,537
Shareholders’ Equity	638,054	(1,853,050)	(1,214,996)
	2,117,591	(1,853,050)	264,541

		May 31, 2002
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	33,069	–	33,069
Investments	4,026	(3,091)	935
Office Equipment	4,923	–	4,923
Mineral Property Interests	156,698	–	156,698
Deferred Expenditures	1,630,808	(1,630,808)	–
	1,829,524	(1,633,899)	195,625

Current liabilities	1,056,534	–	1,056,534
Shareholders’ Equity	772,990	(1,663,899)	(860,909)
	1,829,524	(1,633,899)	195,625

		May 31, 2001
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	16,654	–	16,654
Investments	4,026	(1,028)	2,998
Office Equipment	6,154	–	6,154
Oil and Gas Well Interests	3,027	(3,027)	–
Mineral Property Interests	156,699	–	156,699
Deferred Expenditures	1,546,874	(1,546,874)	–
	1,733,434	(1,550,929)	182,505

Current liabilities	890,084	–	890,084
Shareholders’ Equity	843,350	(1,550,929)	(707,579)
	1,733,434	(1,550,929)	182,505

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 14
As At May 31, 2003

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2003	2002	2001
	$	$	$
Net income (loss) for the year, Canadian GAAP	(323,812)	(82,360)	68,843
Adjustments
Amortization of natural gas well	-	(3,027)	6,621
Deferred exploration costs	(220,138)	(83,934)	(507,469)
Net loss for the year, US GAAP	(543,950)	(169,321)	(432,005)

Basic and diluted loss per share, US GAAP	(0.02)	(0.01)	(0.02)

Weighted average number of common shares
outstanding, basic and diluted	23,939,714	23,033,238	23,033,238

The Company’s comprehensive loss is comprised as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2003	2002	2001
	$	$	$
Net loss for the year, US GAAP	(543,950)	(169,321)	(432,005)
Change in net unrealized gains (losses) on available-for-sale
investments	(392)	(2,063)	(147,685)
Comprehensive income (loss)	(544,342)	(171,384)	(579,690)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2003	2002	2001
	$	$	$
Cash flows used in operating activities, Canadian GAAP	(342,517)	(87,926)	(120,525)
Deferred exploration costs	(220,138)	(83,934)	(507,469)
Cash flows used in operating activities, US GAAP	(562,655)	(171,860)	(627,994)
Cash flows (used in) provided by financing activities, Canadian
GAAP and US GAAP	521,266	83,741	19,666
Cash flows provided by (used in) investing activities, Canadian
GAAP	(222,290)	(3,552)	90,031
Deferred exploration costs	220,138	83,934	507,469
Cash flows provided by (used in) investing activities, US GAAP	(2,152)	80,382	597,500
(Decrease) Increase in cash for the year	(43,541)	(7,737)	(10,828)
Cash, beginning of the year	(6,840)	897	11,725
Cash, end of the year	(50,381)	(6,840)	897

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from	(1)

	10,000,000 common shares
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Agreement between Teryl Resources Corp. and Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) made March 5, 2002 Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
8.1	List of Subsidiaries	(4)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(4)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(4)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(4)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(4)
14.1	Consent of June Fitzmartyn	(4)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission

(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.

(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002

(4)	attached hereto

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

TERYL RESOURCES CORP.
REGISTRANT

Dated: August 1, 2007	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director