Form 20-F
period 2004-05-31
TERYL RESOURCES CORP
filed 2007-08-03
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934– n/a

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -
For the fiscal year ended May 31, 2004

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
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 33,180,688 shares of Common Stock as at May 31, 2004.

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

Index to Exhibits on Page 75

Introduction

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP the Company has incurred a loss of $1,444,266 in the year ended May 31, 2004 (2003 - $543,950; 2002 - $169,321). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended May 31, 2004 and May 31, 2003, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended May 31, 2004, 2003 and 2002 have been audited by Morgan & Company Chartered Accountants, as indicated in their audit report. Our selected financial data for Fiscal 2003/2002 ended May 31st was derived from our financial statements that have been audited by June Fitzmartyn, Chartered Accountant, as indicated in her audit reports. Both Morgan and Company and June Fitzmartyn are members of the Canadian Institute of Chartered Accountants.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2004, US$1.00 was equal to approximately C$1.3666.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31:

Fiscal Years Ended May 31

	May 31, 2004	May 31, 2003	May 31, 2002	May 31, 2001	May 31, 2000
CANADIAN GAAP
Revenue	$ 21,037	$ 24,255	$ 19,510	$ 92,911	$ 54,330
Income (Loss) for the Period	(791,776)	(323,812)	(82,360)	68,843	(575,669)
Basic Income (Loss) Per Share	(0.03)	(0.01)	(0.00)	(0.00)	(0.03)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	28,295,934	23,939,714	23,033,238	23,033,238	22,961,937
Period-end Shares (#)	33,180,688	25,238,088	23,033,238	23,033,238	23,033,238
Working Capital	20,032	(1,395,628)	(1,023,465)	(873,430)	(472,248)
Mineral Properties	196,795	176,150	156,698	156,699	168,413
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	9,018,122	6,297,375	6,020,427	6,020,427	6,020,427
Shareholders’ Equity (Deficit)	2,736,381	638,054	772,990	843,350	774,506
Total Assets	3,144,121	2,117,591	1,829,524	1,733,434	1,265,648

U.S GAAP
Net Loss (1)	1,444,266	(543,950)	(169,321)	(432,005)	(443,741)
Loss Per Share	(0.05)	(0.02)	(0.01)	(0.02)	(0.02)
Mineral Properties	196,795	176,150	156,698	156,699	168,413
Shareholders’ Equity	234,842	(1,214,996)	(860,909)	(707,579)	(127,890)
Total Assets	$ 642,583	$ 264,541	$ 195,625	$ 182,505	$ 363,252

(1) Cumulative Net Loss since incorporation through May 31, 2004 under US GAAP was $9,023,126 approximately.

(2) Under US GAAP, options as compensation for services provided are fair valued and an expense recorded.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.3666 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2004. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2004	1.3435	1.2690/1.4114	1.3666
2003	1.5272	1.3446/1.5963	1.3712
2002	1.5679	1.5102/1.6128	1.5275
2001	1.5153	1.4639/1.5790	1.5461
2000	1.4729	1.4350/1.5135	1.4977
1999	1.5112	1.5459/1.4582	1.4741

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

As noted in our audited consolidated financial statements for the year ended May 31, 2004 we have incurred significant operating losses and have an accumulated deficit of $ 6,521,069 at May 31, 2004. Furthermore, we had working capital surplus of $ 20,032 as at May 31, 2004, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 23% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”), which is the statute under which we were previously governed. Under the BCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company. We filed a transition application with the Registrar of Companies British Columbia to transition to the BCA and completed the Transition on September 13, 2004.

As a pre-existing Corporation under the Company Act, we were subject to provisions contained in the BCA known as the “Pre-Existing Company Provisions”. The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act. Under the BCA, we have the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

Accordingly, at the annual meeting held on November 15, 2004, our shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In addition to deleting the Pre-Existing Company Provisions, the Board of Directors were also of the view that it would be in our best interest to adopt a new set of Articles to replace our Articles. The new Articles will reflect the flexibility and efficiency permitted under the BCA, while maintaining a significant portion of the existing governing provisions. As a result, most of the changes in the new Articles are minor in nature, and are not substantive changes. On November 15, 2004, the shareholders also approved a special resolution to replace the articles of the Company.

Since our inception and during the five fiscal years ending in May 31, 2004, we have been involved in oil and gas exploration/production and mineral property development. We have investigated several mineral properties in both Canada and the United States and currently retain only the interests described below. Although testing work has been done on these properties indicating the presence of gold, there is presently no positive indication that they contain any economic mineral resources and, as a result, their value has been written down to $1.

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

As at May 31, 2004, we owned interests in the following mineral properties:

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

  Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $5,000 ($ 6,559 Cdn.), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

Through our subsidiary, Teryl, Inc., we own a 4.680% Net Revenue Interest, after royalties and a carried interest by the operator, in the Peters No. 1 Well located in Fayette County, Texas, and a 5.79375% Net Revenue Interest, after 22.75% royalties, in each of the Jancik #1 and Hermann #4 wells located in Burleson County, Texas.

To May 31, 2004, the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues.

The fiscal year end of the Registrant is May 31.

We had no employees at May 31, 2004.

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

During the fiscal year ended May 31, 2004 we raised $2,650,187 through the sale of equity securities. We raised $ 260,948 through the sale of equity securities during the fiscal year ended May 31, 2003.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $1,444,266 in the year ended May 31, 2004 (2003 - $543,950; 2002 - $169,321). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

Mineral Properties

Gil Venture

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property and hopes to go into production in the next few years. This has resulted in the Company, Inc. being required to pay its 20% share of expenses, which amounted to $ 227,916 US ($305,267 Cdn) in the May, 2004 year and $ 101,228 US ($149,567 Cdn ) in the May, 2003 year. Further cash calls are expected for the 2005 year.

In March, 2003 we announced the proposed exploration budget of US$830,000 for the Gil joint venture in 2003 as received from Fairbanks Gold Mining Inc. The program will focus on fully defining the limits of the gold deposits at the Main and North Gil and conducting in-fill drilling of previously tested areas to increase confidence in the resource, as well as extend those mineralized zones to the east and the northeast. In addition, the program seeks to establish the presence of substantial mineralization at the Sourdough Ridge and scarn grid targets.

In April, 2003 the Company commenced the first phase exploration program. Drill results from the first six holes of a 60-hole first phase exploration program from joint venture partner Kinross Gold Corporation. Drilling of the initial holes was directed primarily at the North Gil Gold Zone where a 35-foot section of over 1/3 ounce of gold per ton was intersected. In terms of grade and length, this was one of the best intersections drilled to date on the Gil Project. Three core holes totaling 1,150 feet and six RC holes were drilled totaling 2,260 feet. Also a 375-foot trench was excavated using a D-8 dozer.

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

Sourdough Ridge fieldwork has outlined two significant calc-silicate units that out crop on the surface for approximately 300 feet in a northeast-southwest trend and remains open to the northeast. In the Intersection Area drilling confirmed strong gold values located in trenching and outlined an east-west trend to the mineralization. One drill hole was collared in the western portion of the Gil Joint Venture block, but did not intersect significant mineralization. This area remains to be thoroughly investigated. The 2004 Gil exploration program, due to extensive exploration work completed in 2003, has three major goals:

1.	Delineate mineralized zones at the Intersection Area
2.	Delineate mineralized zones at Sourdough Ridge
3.	Develop new targets in the Gil Exploration Area

The overall objective of the 2004 Gil Exploration Program is to significantly expand the resource potential within the claim area. The program will allow for 1,000 soil and rock samples, 4,200 feet of trenches, and the drilling of approximately 25 drill holes for a total of 7,000 feet to accomplish the three major goals of the plan. An all-inclusive cost of US$526,750 is estimated for the entire program.

Intersection Area

The area east of the North Gil and northeast of the Main Gil, designated as the “Intersection Area”, is sparsely explored. Drilling results from 2002 and 2003 reveal scattered zones of high-grade gold mineralization that deserve further exploration. A total of 3,000 feet of drilling in conjunction with soil sampling and possible trenching is proposed to test this target.

Sourdough Ridge

The Sourdough Ridge target is located on the adjacent ridge east of the Main Gil. Drilling and trenching have outlined a mineralized trend that strikes northeast. Gold is primarily found in veins and shears hosted in calc-silicate rock, similar to that of the Main Gil. This prospect and several gold anomalies associated with calc-silicate units in the area have not been adequately drill tested. A 2,500- foot drilling program in conjunction with soil sampling and trenching is proposed to test this target.

2004 Gil Exploration Area

The 2004 Gil Exploration Area begins in the Last Chance Creek drainage and extends for five miles in a northeast direction to soil anomalies in the Lohr Creek drainage. Most exploration activities have focused in the Main Gil area, leaving a large portion under-explored. A total of 600 rock and soil samples, 1,500 feet of drilling and 1,200 feet of trenches are proposed to test this trend.

Project Status

The Gil project has been explored periodically by Fairbanks Gold Mining, Inc. since its identification in 1991. Previous detailed drilling in the Main and North Gil areas has outlined two gold deposits. Initial exploration in the intersection Area and along Sourdough Ridge was encouraging and good potential for new discoveries exists in the Gil area. Large portions of the Gil Joint Venture Claim block remain under explored and hold excellent potential for additional gold resources.

In September the following exploration updates for the Gil Joint Venture Claims were reported by Kinross Gold Corporation, our joint venture partner:

  First pass soil sampling within the Gil Exploration Program is 90% complete. Work accomplished includes the construction of approximately 40,000 feet of soil line and the collection of 488 soil samples.

  Exploration in the Main Gil Area and along Sourdough Ridge has generated several new targets. These targets consist of soil samples with anomalous gold associated with calcsilicate rocks and/or quartz veining.
  A 400-foot trench was excavated, mapped, and sampled on Sourdough Ridge. The 400-foot trench exposed 100 feet of calc-silicate rock with abundant quartz veining. Visible gold has been identified in two of the quartz veins. Assay results on this trench are pending.
  Initial soil sampling has been completed on All Gold Ridge, Too Much Gold Ridge and Intrusive Ridge. Fieldwork has outlined a small outcrop of intrusive rocks along Intrusive Ridge. Soil samples in and around the intrusive rock have gold values ranging from 14 and 22 ppb Au. On All Gold Ridge, fieldwork located calc-silicate rocks along strike with the Main Gil unit. Soil samples taken from the area of these calc-silicate rocks assay approximately 28 ppb Au. Too Much Gold Ridge assays are still pending.

West Ridge

Pursuant to an agreement dated January 12, 1989, the Company, through its subsidiary Teryl, Inc., and Mohawk Resources Alaska, Inc. acquired an option to earn up to 51% interest in the West Ridge (53 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA for $ 42,500 cash, payments on an assumed liability of $ 60,838 US, work commitments of $ 350,000, issuing 250,000 shares and 50,000 shares as a finder's fee on the acquisition of this property. In November 1991, we acquired a 100% interest in the West Ridge claims from Mohawk by issuing 100,000 shares, paying the annual rent of $ 1,060 US ($ 1,210 Cdn) and recording the work done on the claims.

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

In August 2003 field exploration on the Company’s 100%-owned West Ridge property discovered a new gold zone with the same mineralization that hosts the gold deposits in the Fairbanks Mining District, Alaska, including the Fort Knox gold mine, eight miles southeast. Exploration activity identified several highly prospective areas for future reverse circulation drill targets.

Rock and soil sampling was completed by the Company’s geological consultants, Avalon Development Corporation at the Old Glory prospect. In addition, a small close-spaced soil auger grid was placed over a trench area to try to determine the extent and trend of the mineralization. Rock samples consisted of quartz mica schist and medium grained diorite intrusive containing abundant sericite alteration associated with brown iron oxide after carbonate and reddish brown hematite after pyrite.

Quartz veining ranged from fine chalcedonic veinlets to +2 cm milky white mesothermal veins with pitted pyrite and minor scorodite after arsenopyrite. Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold bearing shear zones in the district. Assays were received from the Phase I auger drilling and rock sampling program on the Old Glorygold zone of the Company’s 100% owned West Ridge Property.

The highest rock sample assayed 0.29 ounces of gold per ton and the best results from the auger drilling samples assayed 1,155 ppb gold. Ten samples have values of 250 to 1,000 ppb and 43 samples have values of 100 to 250 ppb values in gold in the soil (see chart below). Gold values in excess of 100 ppb outline several significant gold deposits in the district, including Fort Knox, True North and Dolphin, suggesting the soil anomalies at the Old Glory zone may represent a significant new intrusive-related gold discovery.

Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold bearing shear zones in the Fairbanks Mining District. According to Avalon Development Corporation, these anomalous values warrant additional exploration to define drill targets in search of an intrusive-related gold discovery.

In September 2003 the Phase II field exploration on the Company’s 100%-owned West Ridge property expanded the size of the gold discovery at the Old Glory prospect. In addition, fieldwork confirmed the presence of eclogite-grade metamorphic rocks similar to those which host Kinross Gold’s 660,000 ounce True North gold deposit located two miles north of the West Ridge project. Phase II rock and soil auger sampling was completed at the Old Glory prospect and expanded the extent of anomalous gold in rocks and soil to an area measuring 400 meters northeast-southwest by 200 meters northwest-southeast. Soil values in this grid range up to 1,155 parts per billion (1.16 grams per tonne) gold with 2,850 parts per million (ppm) arsenic and 200 ppm tungsten. Rock samples collected from old prospect pits and trenches within the soil grid returned values up to 10.0 grams (1/3 of an ounce) per tonne gold, 5,900 ppm arsenic and 144 ppm bismuth. Substantial mineralization is found where the northeast trending structure intersects the northwest-trending structure. Arsenic mimics gold to a large degree while tungsten and bismuth mineralization are less definitive.

Gold mineralization at Old Glory is associated with sericite alteration in a strong sodium depletion zone. Of significance is that mineralization appears to be controlled by the Eldorado fault, a major northeast-trending district-scale structure which bounds the 2.4 million ounce Ryan Lode gold deposit located 16 miles southwest and the 660,000 ounce True North gold mine, just 2 miles northeast. Along this same fault lies Teryl’s Black Dome prospect, State of Alaska lease recently acquired, another gold anomalous area discovered by summer field exploration. Rocks of similar character to True North are present at both the Old Glory and the Black Dome areas, which suggests a genetic link between both mineralized prospects.

In November 2003 the third phase of auger drilling was completed and three trenches totaling 342 meters were completed on the newly discovered West Ridge gold zone. The Company’s geological consultants, Avalon Development, report that a series of shear zones were encountered in the trenches with widespread iron, arsenic and antimony oxides present. The shears strike northeast and northnorthwest and are marked by fault gouge, breccia and shearing with quartz veins ranging up to centimeters. The most promising rocks include intense red iron oxide after pyrite, yellow antimony oxide after stibnite and apple green arsenic oxide after arsenopyrite. Unaltered quartz veins containing jamesonite were discovered in a shear zone in Trench 1. Jamesonite is commonly present in high-grade mineralization found elsewhere in the Fairbanks District. The rocks are pervasively sericite altered and at the southwest end of Trench 3 a granodiorite intrusive body was encountered which exhibits sericitic alteration similar to that seen in other intrusive-hosted gold systems in the region. The extent of this intrusive body is unknown at present.

Auger drilling on the Old Glory prospect has expanded the extent of anomalous gold in rocks and soil to an area measuring 500 meters northeast – southwest by 500 meters northwest – southeast. Soil values in this grid range up to 2,130 parts per billion (over 2 grams of gold per ton) and rock samples collected from the trenches returned values up to 10 grams (1/3 of an ounce per ton gold). Mineralization remains open to expansion to the northeast, southwest and northwest. In December, 2003 the Company received results from Avalon Development Corp. on the trench geochemical results and ground geophysics recently completed on the Old Glory prospect on the Company’s 100% owned West Ridge claims in the Fairbanks District.

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

Given the presence of well-mineralized intrusives in Trench 3, the extent of anomalous gold in soils adjacent to it and the presence of higher grade gold in rock samples from this area, a larger intrusive mass may exist south of the Old Glory discovery zone. Geophysical evidence supports this and the following conclusions:

1. Backhoe trenching has revealed the presence of northeast trending mineralized shear zones at Old Glory. These shear zones correspond to linear gold – arsenic anomalies outlined by soil auger sampling.
2. Backhoe trenching has revealed the presence of highly mineralized sericite altered intrusives which appear to underlie the southern end of the 2003 soil auger grid.
3. Magnetics profiles appear capable of distinguishing between barren quartz mica schist and quartzite of the Fairbanks Schist from more magnetic rocks of the Chatanika Terrane. 4. Magnetic profiles did not encounter enough intrusive rock to determine whether or not it could distinguish intrusives from Fairbanks Schist with any certainty.

Avalon Development Corp. has recommended additional ground geophysics, trenching and drilling. The Company anticipates this will commence on the gold intrusive discovery in early 2004.

A follow-up magnetic survey was conducted January 26th, 2004. The survey is a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist. The ground magnetic over the intrusive in trench 3 extends the target area at least 700 feet south of the end of the trench and it corresponds with the high gold in soils discovered by last years soil auger drill program.

In April 2004 2680 feet of reverse circulation drilling was completed on the first phase of our gold exploration program on the West Ridge property. To date, a total of six holes, of the proposed 15 hole drilling program, have been completed to test the targets outlined by last years trenching, sampling and geophysical work. all of the holes encountered anomalous gold mineralization. The most significant of the intervals came from hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne. The last three holes were designed to test the intrusive and EM conductors outlined by the State Airborne Geophysical survey. Three of the holes hit intrusive rock as well as schist, sulphide mineralization, with quartz veining, which was present in all six holes. Most of the drilling intersected favourable rock at or near the surface and more pervasive mineralization at greater depths.

Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003 (see News Release dated April 28, 2004). Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

Based on the positive results from preliminary sampling, additional soil and rock sampling will be conducted in October with the goal of defining future drilling targets for this part of the West Ridge property. The 100%-owned West Ridge property is two miles south of the Kinross’s True North deposit, and six miles north of the Fort Knox deposit, which was reported to contain 4 million ounces of gold at a grade of 0.03 opt gold.

Black Dome

In July 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce) Production Royalty
Below $300.00 2.5%
$300.01 - $350.00 3.0%
$350.01 - $400.00 3.5%
$400.01 - $450.00 4.0%
$450.01 - $500.00 4.5%
Above $500.00 5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

An exploration program started in August 2003. Exploration is being conducted by the Company’s geological consultant, Avalon Development Corp., who is focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land. The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast.

Avalon field crews will sample a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

We do not consider the Black Dome Property to be a material property.

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

Our engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling.

In March, 2003 our geologist consultant, Avalon Development Corp., completed the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. However, assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

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

Avalon Development has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004. Avalon Development has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

The Company and Linux Gold Corp. will commence an additional closely spaced magnetic survey over the previous magnetic targets that were discovered last winter on the Fish Creek property. The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel. Extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property. Upon completion of the magnetic data, large diameter auger drilling will take place to top off the bedrock to determine the grade and extent of placer gold in the channel. Since 1902 a total of 8,000,000 ounces of gold has been placer mined in the Fairbanks Mining District making it the most prolific placer gold producing district in Alaska. The secondary goal is to assay bedrock samples to determine if significant lode gold is present in the bedrock areas drilled.

The total time to complete the geophysical and Bombardier drill work on the Fish Creek property is estimated to take 30 days, according to our consultant, Curt Freeman, of Avalon Development. In July 2004 we announced that the drilling permit had been approved by the State of Alaska exploration division, on the Fish Creek property. The Company plans to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In addition to placer drilling, it is planned to drill up to 40 auger holes on a 200 feet grid and drill two vertical five inch holes up to 300 feet deep with the reverse circulation drilling rig along the east flank of Fish Creek valley to explore the mineral potential of an intrusive and lithology of bedrock. According to our geologist, the goal of the drilling is to establish a tight cross section of the potential Fish Creek paystreak with important data regarding the location and value of the placer and the lode ore body.

In September, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

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

C.        ORGANIZATIONAL STRUCTURE

Our wholly-owned subsidiary, Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,500 shares of Teryl, Inc., which is 100% of the issued shares at May 31, 2004.

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

Elsewhere on the Gil project, preliminary hydrology and engineering studies, resource database modeling and baseline environmental data continue to be gathered in accordance with revised Phase II work plans.Sourdough Ridge fieldwork has outlined two significant calc-silicate units that out crop on the surface for approximately 300 feet in a northeast-southwest trend and remains open to the northeast. In the Intersection Area drilling confirmed strong gold values located in trenching and outlined an east-west trend to the mineralization. One drill hole was collared in the western portion of the Gil Joint Venture block, but did not intersect significant mineralization. This area remains to be thoroughly investigated.

The 2004 Gil exploration program, due to extensive exploration work completed in 2003, has three major goals:

1.	Delineate mineralized zones at the Intersection Area
2.	Delineate mineralized zones at Sourdough Ridge
3.	Develop new targets in the Gil Exploration Area

The overall objective of the 2004 Gil Exploration Program is to significantly expand the resource potential within the claim area. The program will allow for 1,000 soil and rock samples, 4,200 feet of trenches, and the drilling of approximately 25 drill holes for a total of 7,000 feet to accomplish the three major goals of the plan. An all-inclusive cost of US$526,750 is estimated for the entire program.

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

In August 2003 field exploration on the Company’s 100%-owned West Ridge property discovered a new gold zone with the same mineralization that hosts the gold deposits in the Fairbanks Mining District, Alaska, including the Fort Knox gold mine, eight miles southeast. Exploration activity identified several highly prospective areas for future reverse circulation drill targets.

Rock and soil sampling was completed by the Company’s geological consultants, Avalon Development Corporation at the Old Glory prospect. In addition, a small close-spaced soil auger grid was placed over a trench area to try to determine the extent and trend of the mineralization. Rock samples consisted of quartz mica schist and medium grained diorite intrusive containing abundant sericite alteration associated with brown iron oxide after carbonate and reddish brown hematite after pyrite.

Quartz veining ranged from fine chalcedonic veinlets to +2 cm milky white mesothermal veins with pitted pyrite and minor scorodite after arsenopyrite. Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold bearing shear zones in the district. Assays were received from the Phase I auger drilling and rock sampling program on the Old Glorygold zone of the Company’s 100% owned West Ridge Property.

The highest rock sample assayed 0.29 ounces of gold per ton and the best results from the auger drilling samples assayed 1,155 ppb gold. Ten samples have values of 250 to 1,000 ppb and 43 samples have values of 100 to 250 ppb values in gold in the soil (see chart below). Gold values in excess of 100 ppb outline several significant gold deposits in the district, including Fort Knox, True North and Dolphin, suggesting the soil anomalies at the Old Glory zone may represent a significant new intrusive-related gold discovery.

Soil sampling results suggest a false bedrock layer of shingled barren quartz mica schist exists about 3 to 4 feet below surface. Once through this false bedrock, soil samples were taken as deep as 6 feet below surface and often contained abundant ocherous red-orange soil at the bedrock interface. Soil such as this is often associated with gold bearing shear zones in the Fairbanks Mining District. According to Avalon Development Corporation, these anomalous values warrant additional exploration to define drill targets in search of an intrusive-related gold discovery.

In September 2003 the Phase II field exploration on the Company’s 100%-owned West Ridge property expanded the size of the gold discovery at the Old Glory prospect. In addition, fieldwork confirmed the presence of eclogite-grade metamorphic rocks similar to those which host Kinross Gold’s 660,000 ounce True North gold deposit located two miles north of the West Ridge project. Phase II rock and soil auger sampling was completed at the Old Glory prospect and expanded the extent of anomalous gold in rocks and soil to an area measuring 400 meters northeast-southwest by 200 meters northwest-southeast. Soil values in this grid range up to 1,155 parts per billion (1.16 grams per tonne) gold with 2,850 parts per million (ppm) arsenic and 200 ppm tungsten. Rock samples collected from old prospect pits and trenches within the soil grid returned values up to 10.0 grams (1/3 of an ounce) per tonne gold, 5,900 ppm arsenic and 144 ppm bismuth. Substantial mineralization is found where the northeast trending structure intersects the northwest-trending structure. Arsenic mimics gold to a large degree while tungsten and bismuth mineralization are less definitive.

Gold mineralization at Old Glory is associated with sericite alteration in a strong sodium depletion zone. Of significance is that mineralization appears to be controlled by the Eldorado fault, a major northeast-trending district-scale structure which bounds the 2.4 million ounce Ryan Lode gold deposit located 16 miles southwest and the 660,000 ounce True North gold mine, just 2 miles northeast. Along this same fault lies Teryl’s Black Dome prospect, State of Alaska lease recently acquired, another gold anomalous area discovered by summer field exploration. Rocks of similar character to True North are present at both the Old Glory and the Black Dome areas, which suggests a genetic link between both mineralized prospects.

In November 2003 the third phase of auger drilling was completed and three trenches totaling 342 meters were completed on the newly discovered West Ridge gold zone. The Company’s geological consultants, Avalon Development, report that a series of shear zones were encountered in the trenches with widespread iron, arsenic and antimony oxides present. The shears strike northeast and northnorthwest and are marked by fault gouge, breccia and shearing with quartz veins ranging up to centimeters. The most promising rocks include intense red iron oxide after pyrite, yellow antimony oxide after stibnite and apple green arsenic oxide after arsenopyrite. Unaltered quartz veins containing jamesonite were discovered in a shear zone in Trench 1. Jamesonite is commonly present in high-grade mineralization found elsewhere in the Fairbanks District.

The rocks are pervasively sericite altered and at the southwest end of Trench 3 a granodiorite intrusive body was encountered which exhibits sericitic alteration similar to that seen in other intrusive-hosted gold systems in the region. The extent of this intrusive body is unknown at present.

Auger drilling on the Old Glory prospect has expanded the extent of anomalous gold in rocks and soil to an area measuring 500 meters northeast – southwest by 500 meters northwest – southeast. Soil values in this grid range up to 2,130 parts per billion (over 2 grams of gold per ton) and rock samples collected from the trenches returned values up to 10 grams (1/3 of an ounce per ton gold). Mineralization remains open to expansion to the northeast, southwest and northwest.

In December, 2003 the Company received results from Avalon Development Corp. on the trench geochemical results and ground geophysics recently completed on the Old Glory prospect on the Company’s 100% owned West Ridge claims in the Fairbanks District.

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

Given the presence of well-mineralized intrusives in Trench 3, the extent of anomalous gold in soils adjacent to it and the presence of higher grade gold in rock samples from this area, a larger intrusive mass may exist south of the Old Glory discovery zone. Geophysical evidence supports this and the following conclusions:

1.	Backhoe trenching has revealed the presence of northeast trending mineralized shear zones at Old Glory. These shear zones correspond to linear gold – arsenic anomalies outlined by soil auger sampling.
2.	Backhoe trenching has revealed the presence of highly mineralized sericite altered intrusives which appear to underlie the southern end of the 2003 soil auger grid.
3.	Magnetics profiles appear capable of distinguishing between barren quartz mica schist and quartzite of the Fairbanks Schist from more magnetic rocks of the Chatanika Terrane.
4.	Magnetic profiles did not encounter enough intrusive rock to determine whether or not it could distinguish intrusives from Fairbanks Schist with any certainty.

Avalon Development Corp. has recommended additional ground geophysics, trenching and drilling. The Company anticipates this will commence on the gold intrusive discovery in early 2004.

A follow-up magnetic survey was conducted January 26th, 2004. The survey is a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist. The ground magnetic over the intrusive in trench 3 extends the target area at least 700 feet south of the end of the trench and it corresponds with the high gold in soils discovered by last years soil auger drill program.

In April 2004 2680 feet of reverse circulation drilling was completed on the first phase of our gold exploration program on the West Ridge property. To date, a total of six holes, of the proposed 15 hole drilling program, have been completed to test the targets outlined by last years trenching, sampling and geophysical work. all of the holes encountered anomalous gold mineralization. The most significant of the intervals came from hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne. The last three holes were designed to test the intrusive and EM conductors outlined by the State Airborne Geophysical survey. Three of the holes hit intrusive rock as well as schist, sulphide mineralization, with quartz veining, which was present in all six holes. Most of the drilling intersected favourable rock at or near the surface and more pervasive mineralization at greater depths.

Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003 (see News Release dated April 28, 2004). Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned soil samples containing gold values ranging up to 848 ppb with elevated arsenic and antimony values. Gold, arsenic and antimony values were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. Rock samples collected from the same hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). Gold was associated with anomalous arsenic and antimony and was hosted by iron oxide stained quartz-bearing intrusives and quartz-mica schist of the Fairbanks Schist. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

Based on the positive results from preliminary sampling, additional soil and rock sampling will be conducted in October with the goal of defining future drilling targets for this part of the West Ridge property. The 100%-owned West Ridge property is two miles south of the Kinross’s True North deposit, and six miles north of the Fort Knox deposit, which was reported to contain 4 million ounces of gold at a grade of 0.03 opt gold.

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

Source of Funds for Fiscal 2004/2003

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

We had a working capital surplus of $20,032 on May 31, 2004.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2004, we had assets valued at $ 445,269 located in Canada; and assets valued at $2,698,852 located in the United States.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Annual Report.

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

Audited financial statements for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002 respectively are included in this Registration Statement.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, we have incurred a loss of $ 1,444,266 in the year ended May 31, 2004 (2003 - $ 543,950; 2002 - $ 169,321).

A.        OPERATING RESULTS

The following discussion of the Issuer’s financial condition at May 31, 2004, and the changes in financial condition and results of operations for the years ended May 31, 2004, 2003 and 2002 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Fiscal Year Ended May 31, 2004 compared to Fiscal year Ended May 31, 2003

Results of Operations

The Company realized a net loss of $791,776 in fiscal 2004, compared to a net loss of $323,812 in fiscal 2003, mainly due to a marked increase in advertising, promotion and public relations expenditures and related administrative expenses. This was due to a determined effort to raise financing since the stock market was strengthening and funds were required to pay for the Company’s share of the mineral exploration and development costs regarding the Alaskan properties. The Company also repaid $170,992 to related parties during fiscal 2004, which includes shares issued totaling $ 203,500.

In 2004 expenditures for advertising, promotion and public relations were $ 327,301 compared to $177,606 in 2003, due to increasing stock market prices and a determined effort to raise financing to carry out their exploration projects. Several other expenditures in 2004 were higher than in 2003 due to rising costs and increased administration and promotional activities, although in 2003 this was partially offset by the $ 83,152 gain in foreign exchange due to the stronger Canadian dollar. Due to a change in generally accepted accounting policies, the Company is now recording stock based compensation (stock options granted by not exercised as yet) resulting in an expense of $169,356 increasing the net loss for the year.

During fiscal 2004, revenue from oil and gas operations was $21,037 as compared to $24,255 for fiscal 2003. The Company also received $2,446,687 upon the issuance of common shares during fiscal 2004.

Administrative expenses in fiscal 2004 totaled $779,900 as compared to $337,144 in 2003. The expenses increased from the prior year mainly due to the increased activity in investor relations, which was $327,301 in fiscal 2004 (2003 - $177,606). Professional fees totaled $29,435 compared to $49,182 in 2003. Management and directors fees decreased to $55,522 in 2004 from $63,000 in 2003. The Company incurred $652,491 for mining exploration work in 2004 as compared to $222,290 in 2003.

In 2004 expenditure for exploration and development were $ 652,491 compared to $ 222,290 in 2003, due to increased geophysical work, drilling and trenching on the West Ridge and Gil claims located in Alaska. In 2004 the Oil and Gas operations had net income of $ 13,919 compared to net income $15,432 in 2003.

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

We have been successful in the past in acquiring capital through the sale of equity instruments and the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended May 31, 2004 compared to Fiscal year Ended May 31, 2003

During the fiscal year ended May 31, 2004, we continued to derive, as in the past, most of our development and operating capital primarily from the issuance of capital stock and advances from related companies.

During 2004, we financed our operations by the issue of 7,741,000 common shares for cash proceeds of $2,650,187, which consisted of the issuance of 7,000,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $2,505,012 after issue costs, the issuance of 297,500 common shares pursuant to the exercise of stock options for cash proceeds of $57,125, and the issue of 443,500 shares pursuant to the exercise of share purchase warrants for cash proceeds of $88,050.

During 2004, we spent $390,492 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2004 as compared to $342,517 the year ended May 31, 2003.

Our cash position increased by $420,939 to $370,558 and our working capital at May 31, 2004 was $20,032.

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

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2004 we had 33,180,688 issued and outstanding common shares (May 31, 2003 – 25,238,088. No Preferred Shares have been issued to date.

The directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received initial shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually. The shareholders approved the Plan for fiscal 2004/5 on November 15, 2004.

During the year ended May 31, 2004, 297,500 stock options were exercised,75,000 stock options expired or were cancelled. We granted 500,000 stock options to employees, officers and directors. As at May 31, 2004 we had 2,565,000 stock options outstanding at exercise prices ranging from $0.15 per share to $0.63 per share with expiry dates ranging from February 19, 2006 to March 5, 2009. These stock options vest over a two-year period from the date of grant. If exercised, the 2,565,000 stock options would increase our available cash by $655,000.

As at May 31, 2004 we had the following warrants outstanding:

No. of Warrants	Exercise Price	Expire Date
1,000,000	0.15	Dec. 11, 2004
806,500	0.30 / 0.40	Aug. 26, 2004 / 2005
1,500,000	0.5	Nov. 24, 2004
2,000,000	0.6	Oct. 26, 2005

If exercised, the outstanding 5,306,500 warrants would increase our available cash by $2,069,535 at an average price of $0.39.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2004, 2003 and 2002.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 123. The method of adoption applied by us is permissible under both Canadian and US standards.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2004, 2003 and 2002. We do not hold any patents, trademarks or copyrights.

D.        TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2004.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	US$548,340	US$7,500	US$540,840	Nil	Nil
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil	Nil	Nil	Nil	Nil
Total	US$548,340	US$7,500	US$540,840	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in British Columbia and Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Gil Property, Alaska	2004	$ -	$ -	-
	2003	$ -	$ -	-
Westridge Property, Alaska	2004	$ -	$ -	-
	2003	$ -	$ -	-
Stepovich, Alaska	2004	$ -	$ -	-
	2003	$ -	$ -	-
Fish Creek, Alberta	2004		US$405,840
	2003		US438,700
Anderson Group, Alaska	2004	US$142,500
	2003	$ -	$ -	-

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of May 31, 2004, our Board of Directors consisted of three Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of May 31, 2004.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)(2)(3)	President, Chief Financial Officer, Secretary, Director	64	October 25, 1985
Jennifer Lorette (2)(3)	Vice President and Director	31	February 20, 2001
Susanne Robertson (1)(3)	Director	58	September 12, 1990
Monique Van Oord (1)(3)	Director	43	October 17, 2002

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

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

Yale Hirsch. Mr. Hirsch is the Vice President of Corporate Affairs for the Company. Mr. Hirsch is a stock market historian and stock analyst for the Stock Trader's Almanac. He is the founder of the 'Smart Money' and 'Ground Floor' newsletters. Both newsletters are now combined into an enlarged publication called the 'Almanac Investor.' Mr. Hirsch is a citizen and resident of the United States.

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

B.        COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2004, May 31,

2003 and May 31, 2002 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / SARS(1) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compensation ($)
John G. Robertson, President, CFO, Secretary and Director	2004 2003 2002	$12,000(3)() Nil Nil	Nil Nil Nil	17,500.00(4) 30,000.00 43) 30,000.00 (4)	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Vice President Director	2004 2003 2002	24,375 (6) $33,000 (6) $3,568(6)	Nil Nil Nil	Nil Nil Nil	Nil / Nil 100,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil 500,000 / Nil Nil/ Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Director	2004 2003 2002	$20,874 (7) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil 25,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Yale Hirsch, Vice President	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil 200,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

(3)	John Robertson received $12,000 in Director’s Fees.

(4)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(5)

Number of stock options granted to the above during the 2004 fiscal year were nil. During fiscal 2003, Mr. Robertson held 990,000 options exercisable at $0.10. Jennifer Lorette, a Vice President, held 100,000 options exercisable @ $0.15 per share, Jennifer Lorette has not exercised any options to record date. Yale Hirsch, a Vice President, was granted 200,000 options exercisable at $0.15 during fiscal 2002. Yale Hirsch exercised all his options during fiscal 2004.

(6)	Jennifer Lorette, a Vice President, received consulting fees or wages either directly or through her proprietorship, Lorette Enterprises.

(7)	Monique van Oord, a Director, received $20,874 in consulting fees.

During fiscal 2004, John Robertson, President and Director received $12,000 directors fees; Jennifer Lorette, Vice President and Director, received $24,375 administration consulting fees/wages; and Monique van Oord, Director, received $20,874 secretarial and consulting fees/wages.

There are no other management contracts in existence at this time to which the Company is a party.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2004	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
John Robertson, President, Director and CEO	Nil(1)(3)	nil% (1)(2)	N/A	N/A	$ N/A (1)	(1)
Directors who are not Named Executive Officers	Nil	nil%	N/A	N/A	$ N/A

(1)	There were no options granted to the Named Executive Officer of the Company during the year ended May 31, 2004.

(2)	During the fiscal year ended May 31, 2004 500,000 additional stock options were granted to two consultants and one employee.

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

During the fiscal year ended May 31, 2004, 500,000 stock options were granted pursuant to stock option plans. 297,500 options were exercised and 75,000 options were cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at May 31, 2004 are 2,565,000. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2004 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2004
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (Cdn $)	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/ Unexercisable (1)

John G. Robertson, President, Chief Financial Officers, Secretary and Director	10,000	$1,700	990,000 / Nil	$217,800 / N/A

Jennifer Lorette, Vice President	N/A	N/A	100,000 / Nil	$22,000 / N/A

Susanne Robertson, Director	N/A	N/A	500,000 / Nil	$110,000 / N/A

Monique van Oord Director	25,000	$12,500	50,000 / Nil	(1) / N/A

Yale Hirsch	200,000	$96,000	Nil / Nil	$0 / N/A

(1)

Other than the options held by Monique van Oord, the Senior Management/Directors were “in the money” as of May 31, 2004. The closing price of the Company’s shares on the TSX Venture Exchange was $0.37 Cdn. Ms. van Oord’s options are priced at $0.63.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	990,000	$0.15	April 22, 2007
Jennifer Lorette	100,000	$0.15	April 22, 2007
Susanne Robertson	500,000	$0.15	April 22, 2007
Monique van Oord	50,000	$0.63	March 5, 2009
TOTAL HELD AS A GROUP:	1,640,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	50,000	$0.40	December 16, 2002
National Media Association	350,000	$0.40	February 19, 2003
James Kerr	75,000	$0.40	March 4, 2008
Peter Zihlman	150,000	$0.40	October 20, 2008
George Duggan	300,000	$0.45	November 13, 2008
TOTAL HELD AS A GROUP:	925,000

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

D.        EMPLOYEES

We employed no employees during any of the years ended May 31, 2004, May 31, 2003 and May 31, 2002. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.        SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2004:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,136,014 (2)	9.45%
Jennifer Lorette	212,800 (3)	* %
Susanne Robertson	6,375,483 (4)	19.21%
Monique van Oord	25,000 (5)	*%
Yale Hirsch	0	*%

(1)	as at May 31, 2004, there were 33,180,688 issued and outstanding common shares.
(2)

Includes 1,750,564 common shares are held directly and the balance of 395,450 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust., and 990,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust], Mr. Robertson's address is the same as our address].

(3)	Includes 100,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.

(4)

Includes 766,600 common shares held directly and 5,108,883 common shares held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson and 500,000 options that are currently exercisable, . Ms. Robertson's address is the same as the Company’s.

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

At May 31, 2004, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	6,375,483 (1)	19.21%
John G. Robertson	3,136,014 (2)	9.45%

(1)

Of the 6,375,483 common shares owned by Susanne Robertson, 766,600 common shares held directly and 5,108,883 common shares held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson and 500,000 options that are currently exercisable.

(2)

Of the 3,136,014 common shares owned by John G. Robertson Includes 1,750,564 common shares are held directly and the balance of 395,450 common shares are held by Access Information Services Inc., a private company wholly- owned by The Robertson Family Trust., and 990,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust].

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

During fiscal 2004, John Robertson, President and Director received $12,000 directors fees; Jennifer Lorette, Vice President and Director, received $24,375 administration consulting fees/wages; and Monique van Oord, Director, received $20,874 secretarial and consulting fees/wages.

We had related party advances outstanding of $ 208,221 at the May 31, 2004 year-end, compared to $ 655,996 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2004 are as follows (Note references are to our audited financial statements for the years ended May 31, 2004 and 2003):

  Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 3 advances to Reg.

  SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 17,500 during the current year (2003 - $ 30,000). See Note 7A regarding mineral property transactions with SMR and Note 10 re advances from SMR.

  The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

  Director’s fees of $ 12,000 were paid to J. Robertson, President of the Company, during the 2004 fiscal year; Administration consulting fees of $ 24,375 (2003 - $ 33,000) were paid to Lorette Enterprises and/or J. Lorette, Vice-President of the company. Secretarial fees of $ 20,874 (2003 - $ 15,013) were paid to M. van Oord, a director of the company.

  Administration fees of $ 1,646 were paid to KLR Petroleum Ltd. which is controlled by an officer of the Company who has significant influence on their affairs.Refer to Note 13 of our audited consolidated financial statements for the fiscal years ended May 31, 2004 and May 31, 2003.

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

See our audited consolidated financial statements for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002.

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

The following table shows the annual high and low closing prices of our stock traded on the TSX Venture Exchange during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2004	0.85	0.24	0.37
2003	0.53	0.08	0.35
2002	0.27	0.05	0.22
2001	0.47	0.08	0.10
2000	0.52	0.10	0.25

The following table shows the quarterly high and low closing prices of our stock traded on the TSX Venture Exchange during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2004 Q4 5/31/04	0.71	0.30	0.37	2,072,359
Q3 2/28/04	0.85	0.50	0.62	3,836,012
Q2 11/30/03	0.75	0.36	0.71	4,881,272
Q1 8/31/03	0.42	0.24	0.37	2,090,719

2003 Q4 5/31/03	0.47	0.28	0.35	1,704,368
Q3 2/28/03	0.53	0.10	0.45	5,938,902
Q2 11/30/02	0.16	0.09	0.10	968,442
Q1 8/31/02	0.23	0.08	0.10	575,881

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Business Corporations Act. Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting.

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of May 31, 2004, the share purchase warrants outstanding.

Effective Date	Number of	Number of	Year 1	Year 2	Expiration Date of Share
of Issuance	Share Purchase	Share Purchase			Purchase Warrants
	Warrants	Warrants Still
	Originally	Outstanding
	Issued

December 11, 2002 (1)	1,500,000	1,000,000	$0.12	$0.15	December 11, 2004
August 26, 2003 (2)	1,000,000	806,500	0.30	0.40	August 26, 2005
November 24, 2003 (3)	1,500,000	1,500,000	0.50	N/a	November 24, 2004
April 26, 2004 (4)	2,000,000	2,000,000	0.60	N/a	October 26, 2005

(1)

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

(2)

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

(3)

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

(4)

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

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

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”), which is the statute under which we were previously governed. Under the BCA, we have two years within which to transition ("Transition") under the new statute. In accordance with the BCA, we cannot amend our Articles or Notice of Articles until the Transition to the BCA is completed. We filed a transition application with the Registrar of Companies British Columbia to transition to the BCA and completed the Transition on September 13, 2004.

On November 15, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution to delete and replace our Articles as they applied to the Former Act in their entirety for new articles under the BCA. Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our memorandum and articles, neither of which contain any restriction on the business we may conduct. Our Incorporation Number is BC0187279.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter. Our Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge our assets, provided only that such power is exercised bona fide and in our best interests. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

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

Under the Business Corporations Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

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

C.        MATERIAL CONTRACTS

During the years ended May 31, 2004 and May 31, 2003, we entered into the following material contracts.

  On March 5, 2002 (amended November 2002), the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

  Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $ 6,559 ($ 5,000 US), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

  In July 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

  In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

  Price of Gold (per ounce) Production Royalty
  Below $300.00 2.5%
  $300.01 - $350.00 3.0%
  $350.01 - $400.00 3.5%
  $400.01 - $450.00 4.0%
  $450.01 - $500.00 4.5%
  Above $500.00 5.0%

  Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

Morgan and Company replaced June Fitzmartyn, Chartered Accountant, as auditor of the Company who resigned as auditor on her own initiative due to changes in Canadian Public Accountability Board. The Board of Directors and Audit Committee of the Company have approved Morgan and Company as the new auditor.

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

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT BY EXPERTS.

Our financial statements included in this annual report for the years ended May 31, 2004 and 2003 were audited by Morgan and Company, Chartered Accountants as stated in their report appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

ITEM 16.        [Reserved]

ITEM 16A.     Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2004, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Morgan and Company, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.     Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2004.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2004	2003
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	$2,200	$2,475

(b) Audit-Related Fees	$13,625	$5,000

(c) Tax Fees	$3,200	$nil

(d) All Other Fees	$1,175	$1,170

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

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2004

AUDITORS' REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2004, the consolidated statements of operations, deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004, and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. The financial statements as at May 31, 2003 and for the year then ended, were audited by other auditors who expressed an opinion without reservation in their report dated October 16, 2003.

Vancouver, B.C.	“Morgan & Company”

October 1, 2004	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2004

	2004	2003
	$	$
ASSETS
Current Assets:
Cash	370,558	-
Amounts receivable	7,498	70,738
Prepaid expense	33,157	3,059
Advances to related companies (Note 3)	16,559	10,112
	427,772	83,909
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	13,470	3,939
Oil and Gas Well Interests (Note 6)	-	-
Mineral Property Interests (Note 7)	196,795	176,150
Deferred Expenditures:
Exploration and development (Note 7)	2,502,058	1,849,567
	3,144,121	2,117,591
LIABILITIES
Current Liabilities:
Bank overdraft	-	50,381
Accounts payable and accrued liabilities	48,772	622,410
Income taxes payable	747	750
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	208,221	655,996
	407,740	1,479,537
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	9,018,122	6,297,375
Subscriptions Received (Note 15)	69,972	69,972
Contributed Surplus	169,356	-
Deficit	(6,521,069)	(5,729,293)
	2,736,381	638,054
	3,144,121	2,117,591

Approved by the Directors:

J. ROBERTSON                                            J. Robertson

J. LORETTE                                                  J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003	2002
	$	$	$
Mineral Claim Operations:
Revenue	-	-	-
Expenses:
Exploration and development written off re inactive claims	2,152	2,152	2,268
Proceeds from option agreements	-	-	1

Net Income (Loss) from Mineral Claim Operations	(2,152)	(2,152)	(2,269)
Oil and Gas Operations:
Revenue	21,037	24,255	19,510
Expenses:
Amortization on wells	-	-	10,337
Operating expenses	7,118	8,823	3,027
Net Income (Loss) from Oil and Gas Operations	13,919	15,432	6,146
Net Operating Income (Loss)	11,767	13,280	3,877
Other Income:
Recovery of bad debt	-	-	26,268
Net Income (Loss) before other Expenses	11,767	13,280	30,145
Other Expenses:
Administration expenditures (Schedule A)	777,275	337,092	112,505

Accounts receivable written off	26,268	-	-

Net Income (Loss) for the Year	(791,776)	(323,812)	(82,360)

EARNINGS (LOSS) PER SHARE - Basic and diluted	(0.03)	(0.01)	(0.00)
Weighted Average number of Common shares outstanding:
Basic and diluted	28,925,934	23,937,235	23,033,238

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,729,293)	(5,405,481)	(5,323,121)

Add: Net Income (Loss) for the Year	(791,776)	(323,812)	(82,360)

Deficit at End of Year	(6,521,069)	(5,729,293)	(5,405,481)

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003	2002
	$	$	$

Publicity, promotion and investor relations	327,301	177,606	4,413
Stock based compensation	169,356	-	-
Travel, auto and entertainment	64,466	6,535	-
Management and director's fees (Note 13)	55,522	63,000	30,000
Filing fees	28,843	17,030	6,218
Secretarial and employee benefits	25,141	15,013	-
Office, stationery, delivery and moving	21,974	18,140	6,465
Audit, accounting and consulting (Note 13)	21,700	34,953	14,582
Interest on debenture (Note 9)	14,737	14,697	14,697
Telephone and telecopier	13,193	26,119	3,335
Transfer agent fees	10,405	15,191	3,273
Legal	7,735	14,229	1,388
Office rent and utilities	5,200	5,951	13,785
Corporation capital taxes re subsidiary	4,528	4,751	4,977
Shareholders and meeting costs	4,324	2,284	-
Bank charges and interest	3,123	1,847	970
Foreign exchange loss (gain)	153	(83,152)	(9,169)
Write off of incorporation costs	-	1,379	-
Financing costs	-	-	16,500
Amortization	2,199	984	1,231
	779,900	337,144	112,665
Less: Interest income	2,625	52	160

Administration Expenditures for the Year	777,275	337,092	112,505

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003	2002
	$	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	-	2,152	2,268
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey	37,038	45,100	-
Assays, maps, reports and insurance	2,320	2,495	-
	39,358	47,595	-
West Ridge Claims: (Note 7D)
Geophysical survey	295,560	11,277	500
Rent assessment	8,185	9,815	-
Assays and maps	4,121	1,884	784
	307,866	22,976	1,284
Gil Venture: (Joint Venture) (Note 7E)
Maps and reports	1,374	5,072	-
Phase II exploration – trenching and drilling	303,893	144,495	82,650
	305,267	149,567	82,650
Exploration and Development for the Year	652,491	222,290	86,202
Exploration and Development at Beginning of Year	1,849,567	1,629,429	1,545,495
	2,502,058	1,851,719	1,631,697
Less: Exploration and development written off:
Re inactive claims	-	2,152	2,268

Exploration and Development at End of Year	2,502,058	1,849,567	1,629,429

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2004

	2004	2003	2002
	$	$	$

Operating Activities:
Revenue receipts for the year	22,764	22,915	8,291
Receipt of interest income	2,625	49	164
Refunds of goods and services sale taxes	16,634	10,824	3,873
Decrease in estimated liability for taxes	(3)	(112)	-
Payment of interest on debenture	(15,000)	(15,000)	(15,000)
Payments to suppliers for goods and services	(1,228,954)	(361,193)	(85,254)
Cash Flows Provided (Used) by Operating Activities	(1,201,934)	(342,517)	(87,926)

Financing Activities:
Share Capital Issued for Cash (Note 12)	2,446,687	260,948	-
Advances from (to) related companies (Notes 3 & 10)	(170,922)	260,318	83,741
Cash Flows Provided by Financing Activities	2,275,765	521,266	83,741

Investing Activities:
Purchase of mineral property interests	(20,645)	-	-
Purchase of office equipment	(11,730)	-	-
Exploration and development payments	(620,517)	(222,290)	(3,552)
Cash Flows Provided (Used) by Investing Activities	(652,892)	(222,290)	(3,552)

Increase (Decrease) in Cash for the Year	420,939	(43,541)	(7,737)

Cash (Deficiency) at Beginning of Year	(50,381)	(6,840)	897

Cash (Deficiency) at End of Year	370,558	(50,381)	(6,840)

Supplemental Disclosure of Non-Cash Financing Activities:
During the year ended May 31, 2004, the Company issued 201,600 common shares in settlement of debt totalling $ 70,560 During the year ended May 31, 2004 $203,500 owing to related parties was accepted for amounts owing for private placement subscriptions.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2004

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:

	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 791,776 in the year ended May 31, 2004 (2003 - $ 323,812). These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Equipment:

The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum, over the estimated useful life of the equipment.

[c]	Accounting for Oil and Gas Well Interests:

The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.

(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.

(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( i)	If property sold outright - costs written off entirely against proceeds.

(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.

(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.

(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.

(v)	If property abandoned - costs written off entirely.

[e]	Accounting for Administration Expenditures:

The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[f]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[ g]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ h]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[ I]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:
Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2004 and 2003 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

[ m]	Stock Based Compensation:

On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 - Stock Based Compensation and Other Stock Based Payments. This change in accounting policy as been applied prospectively without restatement.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[ m]	Stock Based Compensation (Continued):

Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property inter- ests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and owns 100% of the issued shares at May 31, 2004. If Teryl, Inc. shares are issued to others, Teryl Resources Corp's percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2004	2003
Linux Gold Corp. (See Note 4)	-	3,719
Reg Technologies Inc.	1,300	5,983
REGI US, Inc.	14,440	-
Information Highway.com Inc.	818	409
International Diamond Syndicate Ltd. (See Note 4)	1	1
	16,559	10,112

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’ property has no proven economic reserves.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 4,545 Cdn. at May 31, 2004 (2003 - $ 543).

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2004

4.	INVESTMENTS consist of: (Continued)

	2004	2003
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	30,500	30,500
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	46,662	34,932
	Less: Accumulated amortization	33,192	30,993
		13,470	3,939

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
Claim Group	Region	Interest	Ref.	2004	2003
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	19,452
Anderson Group	Fairbanks, Alaska	95%	C	6,559	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				196,795	176,150

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2004

7.	MINERAL PROPERTY INTERESTS (Continued):

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000. Linux will have a 5% net royalty interest until the Company pays $ 2,000,000 US.

C.	ANDERSON GROUP (2ND TIER):

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $ 6,559 ($ 5,000 US), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

D.	WEST RIDGE:

Pursuant to various agreements the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. has been conducting a geophysical survey over the past three years.

E.	GIL VENTURE:

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property and hopes to go into production in the next few years. This has resulted in the Company, Inc. being required to pay its 20% share of expenses, which amounted to $ 305,267 ($ 227,916 US) in the May, 2004 year and $ 149,567 ($ 101,228 US) in the May, 2003 year. Further cash calls are expected for the 2005 year.

F.	STEPOVICH LEASE:

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease.

SUMMARY OF MINING PROPERTIES:
	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/02	2003	May 31/03	2004	May 31/04
Silverknife	1		1		1
Fish Creek		19,452	19,452	14,086	33,538
Anderson Group - 2nd Tier	-		-	6,559	6,559
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
	156,698	19,452	176,150	20,645	196,795

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2004

7.	MINERAL PROPERTY INTERESTS (Continued):

	Balance	Changes	Balance	Changes	Balance
	May 31/02	2003	May 31/03	2004	May 31/04
DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	246,186	22,976	269,162	307,866	577,028
Gil Venture	1,382,242	149,567	1,531,809	305,267	1,837,076
Stepovich Lease	1,001		1,001		1,001
Fish Creek		47,595	47,595	39,358	86,953
Silverknife - inactive		2,152		-	-
Silverknife - inactive	-	(2,152)	-	-	-
	1,629,429	220,138	1,849,567	652,491	2,502,058

8.	INCOME TAXES:

The Company has available losses of $ 1,592,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2005	$48,000
Year ending May 31, 2006	151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,592,000

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 13,563 was accrued to May 31, 2004 (2003 - $ 13,827). Teryl paid Keltic Bryce $ 15,000 interest on November 12, 2003.

After various disputes the Company and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. As at May 31, 2004, no resolution has been obtained.

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2004

10.	ADVANCES FROM RELATED COMPANIES consist of:	2004	2003
	Access Information Systems Inc.	-	128,578
	JGR Petroleum Inc.	-	102,214
	Rainbow Network	55,611	61,348
	540330 BC Ltd.	-	78,228
	Sovo Computer Centre	-	4,953
	SMR Investments Ltd.	152,610	280,675
		208,221	655,996

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount

Total Issued for Cash at May 31, 2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003		20,638,024		5,323,236

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2004

12.	SHARE CAPITAL (Continued):
Issued Share Capital - Common - consists of the following:

Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Shares issued in May 31, 2004 Year:
Stock options exercised	E	247,500	0.15	37,125
Private placement	F	2,000,000	0.25	495,887
Private placement warrants exercised	G	250,000	0.12	30,000
Stock option exercised	H	50,000	0.40	20,000
Private placement	I	3,000,000	0.35	1,026,375
Private placement warrants exercised	J	193,500	0.30	58,050
Private placement	L	2,000,000	0.50	982,750
		7,741,000		2,650,187
Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
at May 31, 2002		2,497,359		604,659
Shares issued in May 31, 2003 Year:
Fish Creek mineral property	M	200,000	0.08	16,000
Total Issued at May 31, 2003 and 2004		2,697,359		620,659
FOR DEBT, EXTENSIONS AND ACQUISITION:
Total Issued for Debt, Extensions and Acquisition :
at May 31, 2003		1,902,705		353,480
Shares issued in May 31, 2004 Year:
Debt settlement	K	201,600	0.35	70,560
Total Issued for Debt, Extensions and Acquisition :
at May 31, 2004		2,104,305		424,040

TOTAL SHARES ISSUED AT MAY 31, 2004		33,180,688		9,018,122

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable in the first year for $ 0.12 and $ 0.15 in the second year, per common share.

B.	On December 20, 2002, 12,500 shares at $ 0.15 per share were issued on exercise of stock options.
C.	On January 15 and 23, 2003, Private placement warrants for a total of 275,000 shares at $ 0.12 per share were exercised.
D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued in regards to a subscription received by its subsidiary, Teryl, Inc., as described in Note 15.

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2004

12.	SHARE CAPITAL (Continued):

E.

On June 23, 2003, the president of the Company, exercised a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three employees exercised Stock Options for 237,500 shares, at $ 0.15 per share to net the treasury $ 37,125.

F.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

G.	On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
H.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued on the exercise of stock options.
I.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

J.	In December, 2003 and January, March and April, 2004, private placement warrants totalling 193,500 shares at $ 0.30 per share were exercised.
K.	On March 9, 2004, the Company issued 201,600 common shares at $0.35 per share for settlement of debt totalling $ 70,560.
L.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

M.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

Outstanding Commitments to Issue Shares:
At May 31, 2004, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement warrants (Note 12A)	1,000,000	0.15	Dec. 11/04
Private placement warrants (Note 12F)	806,500	0.30/0.40	Aug. 26/04/05
Private placement warrants (Note 12I)	1,500,000	0.50	Nov. 24/04
Private placement warrants (Note 12L)	2,000,000	0.60	Oct. 26/05
Consultant’s option	350,000	0.40	Feb. 19/06
Director’s option	990,000	0.15	Apr. 22/07
Senior Officers’ options	600,000	0.15	Apr. 22/07
Consultant’s option	50,000	0.40	Dec. 16/07
Consultant’s option	75,000	0.40	Mar. 4/08
Consultant’s option	150,000	0.40	Oct. 20/08
Consultant’s option	300,000	0.45	Nov. 14/08
Employee’s option	50,000	0.63	Mar. 5/09
	7,871,500

. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2004

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2003, the Company granted a stock option to an employee to purchase up to 25,000 common shares, a stock option to a senior officer to purchase up to 200,000 common shares, at a price of $ 0.15 and a stock options to four consultants to purchase up to 525,000 common shares at a price of $ 0.40, for five year periods.

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. In November, 2003, the Company cancelled two employee stock options one for 50,000 common shares at $ 0.40 expiring March 4, 2008 and the other for 25,000 common shares at $ 0.15 expiring April 22, 2007.

During the year ended May 31, 2004, the Company had the following stock option activity:

	NUMBER	WEIGHTED
	OF	AVERAGE
	OPTIONS	EXERCISE
		PRICE

Balance outstanding, May 31, 2003	2,437,500	$ 0.21

Granted	500,000	0.45
Exercised	(297,500)	0.19
Cancelled	(75,000)	0.32

Balance outstanding, May 31, 2004	2,565,000	$ 0.26

The following table summarizes information about the stock options outstanding as at May 31, 2004:

		WEIGHTED
	NUMBER	AVERAGE	NUMBER
	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$ 0.15	1,590,000	2.89	1,590,000
$ 0.40	625,000	2.75	625,000
$ 0.45	300,000	4.46	300,000
$ 0.63	50,000	4.76	50,000

$ 0.26	2,565,000	3.08	2,565,000

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2003 - 500%), weighted average risk free interest rate of between 4.56% (2003 - 4.5%) and expected life of 2 years (2003 - 3 to 5 years).

For the year ended May 31, 2003 had compensation expense for the stock options been determined based on the fair value method, the Company's net loss for the year would have been increased by $ 115,980 to $ 439,792. The pro-forma net loss per share would have increased to $ 0.02 from $ 0.01.

. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2004

13.	RELATED PARTY TRANSACTIONS:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 3 advances to Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 17,500 during the current year (2003 - $ 30,000). See Note 7A regarding mineral property transactions with SMR and Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

Director’s fees of $ 12,000 were paid to J. Robertson, President of the Company, during the 2004 fiscal year; Administration consulting fees of $ 24,375 (2003 - $ 33,000) were paid to Lorette Enterprises and/or J. Lorette, Vice-President of the company. Secretarial fees of $ 20,874 (2003 - $ 15,013) were paid to M. van Oord, a director of the company.

Administration fees of $ 1,646 were paid to KLR Petroleum Ltd. which is controlled by an officer of the Company who has significant influence on their affairs.

14.	SUBSEQUENT EVENTS:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, whereby the Company may, for a period of ten years (and longer if still developing or in production), develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The Company may purchase the production royalty for $1,000,000 US before production or $ 1,500,000 US after production.

Subsequent to May 31, 2004 an aggregate of 847,000 shares had been issued for warrants exercised for total proceeds of $220,275.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and holds 100% of the shares at May 31, 2004.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 12 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

. . . 12

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2004

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company’s named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 1, 2003, however, the Company had not completed all the paperwork for informing regulatory authorities by the date of these financial statements and, therefore, still uses the name of Teryl Resources Corp.

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

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves. Accordingly, there were material differences between Canadian GAAP and US GAAP for the years ended May 31, 2004, 2003 and 2002.

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

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2004, 2003 and 2002.

. . . 13

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 13
As At May 31, 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation

Under US GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. On June 1, 2003, the Company has elected to account for stock-based compensation under SFAS 123.

The Company has a stock-based compensation plan which is described in note 12. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2004, 2003 and 2002.

Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for- sale securities, and included in earnings for trading securities. Under SFAS 115, for the years ended May 31, 2004, 2003 and 2002 there were material differences between the Canadian GAAP and US GAAP in the Company’s investment in marketable securities.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		May 31, 2004
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	427,773	–	427,773
Investments	4,026	519	4,545
Equipment	13,470	–	13,470
Mineral Property Interests	196,795	–	196,795
Deferred Expenditures	2,502,057	(2,502,057)	–
	3,144,121	(2,501,538)	642,583

Current liabilities	407,741	–	407,741
Shareholders’ Equity	2,736,380	(2,501,538)	234,842
	3,144,121	(2,501,538)	642,583

. . . 14

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 14
As At May 31, 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		May 31, 2003
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	83,909	–	83,909
Investments	4,026	(3,483)	543
Office Equipment	3,939	–	3,939
Mineral Property Interests	176,150	–	176,150
Deferred Expenditures	1,849,567	(1,849,567)	–
	2,117,591	(1,853,050)	264,541

Current liabilities	1,479,537	–	1,479,537
Shareholders’ Equity	638,054	(1,853,050)	(1,214,996)
	2,117,591	(1,853,050)	264,541

		May 31, 2002
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$
Current assets	33,069	–	33,069
Investments	4,026	(3,091)	935
Office Equipment	4,923	–	4,923
Mineral Property Interests	156,698	–	156,698
Deferred Expenditures	1,630,808	(1,630,808)	–
	1,829,524	(1,633,899)	195,625

Current liabilities	1,056,534	–	1,056,534
Shareholders’ Equity	772,990	(1,633,899)	(860,909)
	1,829,524	(1,633,899)	195,625

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2004	2003	2002
	$	$	$
Net income (loss) for the year, Canadian GAAP	(791,776)	(323,812)	(82,360)
Adjustments
Amortization of natural gas well	-	-	(3,027)
Deferred exploration costs	(652,490)	(220,138)	(83,934)
Net loss for the year, US GAAP	(1,444,266)	(543,950)	(169,321)

Basic and diluted loss per share, US GAAP	(0.05)	(0.02)	(0.01)

Weighted average number of common shares
outstanding, basic and diluted	28,925,934	23,939,714	23,033,238

. . . 15

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 15
As At May 31, 2004

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The Company’s comprehensive loss is comprised as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2004	2003	2002
	$	$	$
Net loss for the year, US GAAP	(1,444,266)	(543,950)	(169,321)
Change in net unrealized gains (losses) on available-for-sale
investments	4,002	(392)	(2,063)
Comprehensive income (loss)	(1,440,264)	(544,342)	(171,384)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2004	2003	2002
	$	$	$
Cash flows used in operating activities, Canadian GAAP	(390,492)	(342,517)	(87,926)
Deferred exploration costs	(163,320)	(220,138)	(83,934)
Cash flows used in operating activities, US GAAP	(553,812)	(562,655)	(171,860)
Cash flows (used in) provided by financing activities, Canadian
GAAP and US GAAP	548,206	521,266	83,741
Cash flows provided by (used in) investing activities, Canadian
GAAP	(266,365)	(222,290)	(3,552)
Deferred exploration costs	163,320	220,138	83,934
Cash flows provided by (used in) investing activities, US GAAP	(103,045)	(2,152)	80,382
(Decrease) Increase in cash for the year	(108,651)	(43,541)	(7,737)
Cash, beginning of the year	318,287	(6,840)	897
Cash, end of the year	209,636	(50,381)	(6,840)

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Agreement between Teryl Resources Corp. and Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) made March 5, 2002 Fish Creek Mineral Claims	(3)

4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement dated August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
8.1	List of Subsidiaries	(5)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(5)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(5)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(5)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(5)
14.1	Consent of Smythe Ratcliffe	(5)
14.2	Consent of June Fitzmartyn	(5)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2003
(5)	attached hereto

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

TERYL RESOURCES CORP.
REGISTRANT

Dated: August 3, 2007	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director