Form 20-F
period 2005-05-31
TERYL RESOURCES CORP
filed 2007-08-07
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934– n/a

 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 -

For the fiscal year ended May 31, 2005

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
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 36,777,688 shares of Common Stock as at May 31, 2005.

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
Item 17 [X] Item 18 [   ]

Index to Exhibits on Page 78

Introduction

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $756,744 in the year ended May 31, 2005 (2004 - $1,444,266; 2003 - $543,950). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended May 31, 2005 and May 31, 2004, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended May 31, 2005, 2004 and 2003 have been audited by Morgan & Company Chartered Accountants, as indicated in their audit report. Our selected financial data for Fiscal 2003/2002 ended May 31st was derived from our financial statements that have been audited by June Fitzmartyn, Chartered Accountant, as indicated in her audit reports. Both Morgan and Company and June Fitzmartyn are members of the Canadian Institute of Chartered Accountants.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2005, US$1.00 was equal to approximately C$1.2512.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31:

Fiscal Years Ended May 31

	May 31, 2005	May 31, 2004	May 31, 2003	May 31, 2002	May 31, 2001
CANADIAN GAAP
Revenue	$ 28,307	$ 21,037	$ 24,255	$ 19,510	$ 92,911
Income (Loss) for the Period	(515,740)	(791,776)	(323,812)	(82,360)	68,843
Basic Income (Loss) Per Share	(0.01)	(0.03)	(0.01)	(0.00)	(0.00)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted
Average.
Shares	34,436,365	28,295,934	23,939,714	23,033,238	23,033,238
Period-end Shares (#)	36,777,688	33,180,688	25,238,088	23,033,238	23,033,238
Working Capital	138,460	20,032	(1,395,628)	(1,023,465)	(873,430)
Mineral Properties	219,397	196,795	176,150	156,698	156,699
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	9,944,335	9,018,122	6,297,375	6,020,427	6,020,427
Shareholders’ Equity (Deficit)	3,153,433	2,736,381	638,054	772,990	843,350
Total Assets	3,409,709	3,144,121	2,117,591	1,829,524	1,733,434

U.S GAAP
Net Loss (1)	(756,744)	(1,444,266)	(543,950)	(169,321)	(432,005)
Loss Per Share	(0.02)	(0.05)	(0.02)	(0.01)	(0.02)
Mineral Properties	219,397	196,795	176,150	156,698	156,699
Shareholders’ Equity	408,838	234,842	(1,214,996)	(860,909)	(707,579)
Total Assets	$ 665,114	$ 642,583	$ 264,541	$ 195,625	$ 182,505

(1) Cumulative Net Loss since incorporation through May 31, 2005 under US GAAP was $9,779,870 approximately.

(2) Under US GAAP, options granted as compensation for services provided are fair valued and an expense recorded.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.2512 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2005. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2005	1.2692	1.1775/13.772	1.2512
2004	1.3435	1.2690/1.4114	1.3666
2003	1.5272	1.3446/1.5963	1.3712
2002	1.5679	1.5102/1.6128	1.5275
2001	1.5153	1.4639/1.5790	1.5461

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

As noted in our audited consolidated financial statements for the year ended May 31, 2004 we have incurred significant operating losses and have an accumulated deficit of $ 9,779,870 at May 31, 2005. Furthermore, we had working capital surplus of $ 138,460 as at May 31, 2005, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 25% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

Since our inception and during the five fiscal years ending in May 31, 2005, we have been involved in oil and gas exploration/production and mineral property development. We have investigated several mineral properties in both Canada and the United States and currently retain only the interests described below. Although testing work has been done on these properties indicating the presence of gold, there is presently no positive indication that they contain any economic mineral resources and, as a result, their value has been written down to $1.

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

As at May 31, 2005, we owned interests in the following mineral properties:

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

To May 31, 2005, the mineral development business has produced no revenues from operations and the oil and gas business has produced only limited revenues.

The fiscal year end of the Registrant is May 31.

We had no employees at May 31, 2005.

B.        BUSINESS OVERVIEW

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

During the fiscal year ended May 31, 2005 we raised $926,213 through the sale of equity securities. We raised $ 2,650,187 through the sale of equity securities during the fiscal year ended May 31, 2004.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, the Company has incurred a loss of $756,444 in the year ended May 31, 2005 (2004 - $1,444,266; 2003 - $543,950). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

Mineral Properties

Gil Venture

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property and hopes to go into production in the next few years. This has resulted in the Company, Inc. being required to pay its 20% share of expenses, which amounted to $ 104,824 US (126,925 Cdn) in the May, 2005 year and $ 227,916 US ($305,267 Cdn) in the May, 2004 year. Further cash calls are expected for the 2005 year.

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

In January 2005, we received a preliminary exploration summary for the Kinross/Teryl Gil Joint Venture program. The Gil Joint Venture exploration program consisted of geologic mapping, the excavating of four trenches totaling 1,020 feet, the drilling of 18 reverse circulation drill holes totaling 4,175 feet, and collecting of over 1,000 rock and soil samples for assays.

In April 2005, we received the Gil joint venture progress report for the 2004 exploration program. The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

Also in April, 2005, a program and budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

Budget Summary -Estimated Cost $USD Permitting 520,000, Engineering 160,000, Data Folio 75,000, Airborne Geophysics 28,800, Reclamation 10,000, Total 793,800.

Permitting - The Joint Venture plans to initiate the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by NEPA. Baseline studies needed include fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA will drive the timeline, but permitting could be completed in 2006 provided there is no significant public opposition.

Engineering - Engineering projects include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Data Folio - Baseline studies for permitting Gil have been initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

Airborne Geophysics - A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey will be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.

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

No field work was conducted on the West Ridge property during 2005.

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

In July 2004 a total of 20 soil samples were collected near Odden Creek with a hand held power auger to depths from 2 to 7.5 feet. These holes were placed on a grid pattern with hole spacings of 200 feet to test for metal anomalies and to examine bedrock chips in proximity to intrusive colluvium found on the surface. Several groupings of holes were weakly anomalous in gold pathfinder elements and identified as prospective lode gold targets. Total cost of this program was $1,800.

In September and October 2004 a 22 hole (1,506 feet) reverse circulation drilling program was completed on the property. Twenty holes were drilled on two widely spaced lines to test the placer gold potential while two deeper holes were drilled to test an intrusive-related lode gold target (Keener, 2005b). Six of the twenty placer holes returned intervals with gold values in excess of 0.01 ounces of gold per cubic yard. Values ranged from 0.0108 to 0.0629 ounces per cubic yard over widths of 5 to 8 feet. These values suggest potential for commercially viable alluvial gold resources may exist on the Fish Creek project. Total cost of the combined placer and lode drilling program was approximately $54,000.

After completing the placer drilling, two lode gold exploration holes totaling 405 feet of drilling were completed on the south side of Odden Creek. Samples were collected every five feet, but did not result in any significant concentrations of metals or other pathfinder elements. The best values for gold were 0.038 ppm and 0.040 ppm, found in T04RC01 at 195 feet and 200 feet, respectively.

In December 2004, a total of twenty 8-inch diameter RC placer holes – from 40 to 70 feet deep -- were completed and two 5.5 -inch diameter RC lode holes 200 and 205 feet deep were drilled to test an intrusive target. Alluvial placer gravels were generally sampled on intervals of five feet and concentrated with a Denver Goldsaver. Drill cuttings were directed from the drill string through the swivel-head into the Goldsaver via slurry hose for immediate concentration. Placer concentrates were carefully panned and all visible gold particles were extracted, dried, weighed, and saved for further analysis. Other heavy minerals found in each sample interval were also dried, weighed and saved for later analysis. The drill-concentrator system employed in this program does not permit accurate measurements of the sample volumes, therefore, sample grades are derived by dividing the recovered mass of placer gold by the volume of an ideal cylinder. Sample grades also incorporate a purity of 900 fine, which is based on historical production documented at placer mines upstream from the 2004 drilling program.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold.

In August 2005, we announced that an extensive auger drilling program has commenced on the All Gold Creek geophysical anomaly, on the Fish Creek property. The auger track rig can drill up to a depth of 80’, several auger drill holes are planned to test the aerial geophysical anomaly and the coincident gravity low target for future R/C drilling, based on positive results for the auger drilling program.

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

C.        ORGANIZATIONAL STRUCTURE

Our wholly-owned subsidiary, Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,500 shares of Teryl, Inc., which is 100% of the issued shares at May 31, 2005.

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

2004 Gil Exploration Area

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

The 2004 Gil Exploration Area begins in the Last Chance Creek drainage and extends for five miles in a northeast direction to soil anomalies in the Lohr Creek drainage. Most exploration activities have focused in the Main Gil area, leaving a large portion under-explored.

During the 2004 first half of the exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge. Field work focused on testing these targets through the use of trenching and reverse circulation drilling. Nine reverse circulation drill holes totaling 2,075 feet and three trenches totaling 1,500 feet were completed testing these targets.

In January 2005, we received a preliminary exploration summary for the Kinross/Teryl Gil Joint Venture program. The Gil Joint Venture exploration program consisted of geologic mapping, the excavating of four trenches totaling 1,020 feet, the drilling of 18 reverse circulation drill holes totaling 4,175 feet, and collecting of over 1,000 rock and soil samples for assays.

In April 2005, a Program and Budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

The budget summary estimated the following costs, in $USD: Permitting $520,000, Engineering $160,000, Data Folio $75,000, Airborne Geophysics $28,800, Reclamation $10,000.

The Joint Venture plans to initiate the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by NEPA.

Baseline studies needed include fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA will drive the timeline, but permitting could be completed in 2006 provided there is no significant public opposition.

Engineering projects include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

2005 Gil Exploration Area

In April 2005, a Program and Budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800. The budget summary estimated the following costs, in $USD: Permitting $520,000, Engineering $160,000, Data Folio $75,000, Airborne Geophysics $28,800, Reclamation $10,000.

The objective of the 2005 Gil Venture exploration program was to generate new gold targets by integrating geologic and geochemical information with newly acquired geophysical data. Work by Fairbanks Gold Mining Inc./Kinross Gold consisted of an update of the geologic database and a high-resolution electromagnetic (HEM) airborne geophysical survey.

Baseline studies for permitting Gil have been initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey will be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.

On September 6, 2005, a reverse drilling contract between the Company and GF Back Drilling was announced. The completion of this drilling program was announced on October 31, 2005. The Gil/Sourdough drilling consisted of 1,560 feet of RD drilling for a total of 9 holes. Additional drilling is planned following the seasonal freeze-up to extend the Sourdough mineralized zone. Teryl has agreed to supervise the exploration program and cover 100% of the costs. Kinross has agreed to credit their 80% share of the costs n the next approved budget of the Gil Joint Venture.

The objective of the 2005 Gil Venture exploration program was to generate new gold targets by integrating geologic and geochemical information with newly acquired geophysical data. Work by Fairbanks Gold Mining Inc./Kinross Gold consisted of an update of the geologic database and a high-resolution electromagnetic (HEM) airborne geophysical survey.

In preparation of the 2006 exploration program, the database update began in January and continued intermittently throughout the year. Work focused on revising soil sample locations using updated GPS coordinates, compiling data for geologic map production and revising the resource model. Additional database work is planned for the first quarter of 2006.

In July, Fugro Airborne Surveys Inc., under contract to Fairbanks Gold Mining Inc./Kinross Gold, initiated an HEM airborne geophysical survey of the area. HydroGeophysics Inc. interpreted the geophysical data and identified several targets within the Gil Joint Venture claim block. Additional geophysical analysis is scheduled for 2006.

In July of 2005, Hydrogeophysics Inc. (HGI) delivered an interpretation map with recommendations for geological and geophysical follow-up based on the low resolution geophysical data. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area. These targets are as follows:

1) Last Chance Creek
This target occurs on a shear zone approximately 3.1 miles east and 1.2 miles south of the Fort Knox Mine in close proximity to the south end of an interpreted intrusive. The claims in this area are part of the Gil Joint Venture or are held by Fairbanks Gold Mining Inc.

2) Too Much Gold Creek
The Too Much Gold Creek target lies on a shear located on the west edge of an intrusive approximately 6.2 miles east and 1.8 miles north of the Fort Knox Mine. This target is largely located within the Gil Joint Venture, although a portion lies in the Fish Creek Claims. The Fish Creek claims are 50% owned by Linux Gold Corp. and optioned to Teryl Resources Corp., but are not part of the Joint Venture.

The final interpretation was completed on December 16th, 2005 and outlined six areas of interest within or partially within the Gil Joint Venture. Drill holes for three of these target areas were proposed within the Gil Joint Venture.

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

History

The Dome Creek basin has been one of the most productive placer gold drainages in the Fairbanks District with the portion of the drainage from Seattle Creek (draining the central West Ridge project area) downstream to the townsite of Olnes producing approximately 114,000 ounces of placer gold between 1903 and 1973. The United States Smelting Refining and Mining Company (USSR&M) conducted dredging in Dome Creek from Seattle Creek to Moose Creek from 1955 – 1959. A small scale underground drift mine was operated by Roberts Mining started from 1989 to 1993 below the lower limit of U.S.S.R. & M. dredging. This ground currently is controlled under purchase option by Teryl. During the summer of 1989 Roberts Mining processed about 14,000 cubic yards of gravel mined the previous winter that averaged 0.04 ounces per cubic yard. In 1991, Robert's Mining mined 11,470 cubic meters (15,000 cubic yards) of placer pay at the drift mine, reworking old drifts and removing side pay left by the early 20th century hand miners. Although limited evidence exists of small scale surface placer prospecting exists in Seattle Creek, Moose Creek No. 1 and Moose Creek No. 2, no information is available to the author regarding these activities or possible production from them.

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

In July of 2003 Teryl retained Avalon Development to evaluate the West Ridge project and make recommendations for future exploration. This evaluation revealed a number of significant gold and pathfinder anomalies where no follow-up work had been completed. Initial field exploration efforts in 2003 focused on the Black Dome area of the property where prospecting revealed the presence of a previously undocumented abandoned adit/trench on the north facing ridge above the Dome Creek (Figure 2). Chatanika terrain eclogite, black carbonaceous schist and quartzite are exposed in the walls of the excavation which appears to date back to the 1950’s.

Samples of the carbon rich, Fe-oxide stained carbonaceous schist returned a high of 105 ppb gold. Due to the low gold concentrations and lack of quartz stockwork veining characteristic of upper plate mineralization, exploration emphasis was shifted to the south to the Old Glory prospect.

Initial efforts at the Old Glory prospect included hand-trenching in the vicinity of the historic tungsten-bearing trench. Grab rock sampling conducted in and around this old slit trench produced several significant gold values with associated with highly anomalous arsenic and sporadic anomalous lead, bismuth, antimony and tungsten (Table 2). The presences of gold-bearing calc-silicate alteration in some rock samples and sporadic anomalous bismuth (<2 to 144 ppm) suggests the presence of a gold-favorable intrusive system similar to that being drilled currently by Kinross Gold at their Gil project in the eastern Fairbanks District.

The extent of this type of mineralization and the possible presence of the causative intrusive were unknown so a small closely spaced (10 meter spacing) soil auger grid was placed over the Old Glory discovery area. This work revealed a 100 square meter + 50 ppb gold anomaly within which 56 out of 121 samples contained over 100 ppb Au with a high of 1,155 ppb Au. An expanded soil sampling program was conducted August-October and consisted of an additional 405 soil auger samples on 25 meter centers.

Geochemical data from the two integrated grids delineated at least two prominent structural trends associated with gold mineralization at Old Glory. The dominant trend for gold in soils is N30E. This trend lies along a mapped district-scale northeast trending linear defined from airborne geophysical surveys. A less apparent N45W trending gold anomaly can also be interpreted from the soil geochemistry however the northwest trending anomalies are less continuous and of lower magnitude than the northeast trending anomalies. There is a strong correlation in soil geochemistry between Au, As and Sb and to a lesser degree with Bi and W. Gold, arsenic and antimony are elevated within a northeast trending corridor measuring 650 meters in length by 375 meters in width. The anomaly remains open to expansion beyond the limits of the soil auger grid. Gold, arsenic and antimony also display less obvious northwest trending soil anomalies suggesting the northwest trending mineralization pre-dates the district-scale northeast shear system.

Soil geochemistry also delineates a remarkably clear boundary between schists of the Chatanika Terrane, Fairbanks Schist and Cleary Sequence on the south and hornblende granodiorite to the north. This intrusive is thought to be the western limit of the Pedro Dome intrusive. Limited rubble crop of the Pedro Dome intrusive exists along the old powerline access road on the north end of the soil grid. These rubble crops are unaltered and unmineralized as are most of the soil chips collected from soil samples in the northern 1/3 of the soil grid area. However, more felsic derivatives of the Pedro Dome intrusive are concentrated along the intrusive – schist contact and intruding into the schist units south of the main contact. These contact units are strongly sericite altered and contain variable amounts of gold and pathfinder elements. Soil geochemistry suggests potassic alteration and Au-As-Sb mineralization are associated with these marginal phase intrusives. In addition elevated bismuth values in soils, while generally low (3-5 ppm), are generally located within or proximal to sericite-altered granodiorite. These findings suggest gold mineralization may be related to late-stage intrusives which are in turn controlled by the district scale northeast trending structures. Similar genetic conclusions have been drawn for two other deposits in the district: the 1.3 million ounce True North deposit mineralization, located along the Eldorado fault, a district-scale northeast trending structure that is parallel to and approximately one mile northwest of the Old Glory area, and the 0.6 million ounce Dolphin deposit located along a similar northeast trending linear that is parallel to and approximately one-half mile southeast of the Old Glory area.

The preliminary rock sampling and soil auger sampling results prompted Teryl to approved backhoe trenching over the central portion of the Old Glory soil anomaly. Three trenches (342 meters total) were excavated, mapped and sampled in October 2003. In addition, ground based magnetics and VLF-EM surveys that parallel trenches were completed in late November and a follow-up magnetic survey was completed in mid January 2004 to expand geophysical coverage to the south of the trenches.

Two of the three trenches were oriented west-northwest to cross the main trend of soil anomalies and the predominant structural grain through the Old Glory area. The other was oriented N30E parallel to and within the heart of the Old Glory soil anomaly. Overburden thickness ranges from about 3 to 8 feet and consisted of thawed aeolian silt on heavily weathered bedrock. Trench WR-1 is a total of 155 meters in length, trench WR-2 was 72 meters in length and trench WR-3 was 115 meters in length. Each trench was mapped and chip channel samples collected from the floor of the trench. Geochemical sampling was conducted on 1 meter centers for altered and/or mineralized intervals and 2 meter centers for unaltered rocks. Samples collected for trenches WR-1, WR-2, and WR-3 totaled 119, 35, and 93, respectively. An additional 34 samples were collected as high-grade material from selected locations.

The dominant lithologies present in the WR trenches include massive to thinly bedded gray quartzite, massive to fissile brown and buff micaceous quartzite, and fissile brown to gray quartz mica schist. Less common lithologies observed include dark gray aphanitic quartz porphyry dikes, eclogite and biotite diorite to granodiorite. Barren metamorphic “sweat” quartz lenses from 1 to 3 centimeters in width are common and normally parallel metamorphic foliation. Unaltered rocks generally weather rusty brown-orange to rusty orange-brown.

Folding, faulting and shearing of varying degrees and orientations were observed in the West Ridge trenches.

In general, foliation (S1) and original bedding (S0) are parallel and dip variably to the south. Small folds are common with a predominant fold axis orientation of 070o with axes plunging 14oE. There is no preferred orientation for faults. Dominant trends are NE, NW, and E-W +/- 20o. with variable but generally steep (+60o) dips. Faulting and shearing appear to be polyphase and some evidence was observed for foliation plane or low angle displacement. Shears are characterized by variable sericite alteration and occasional quartz veins/lenses. Several orientations of vertical to steeply dipping joints also are present, the most prominent being N20-25oE, N80oW, N80oE, and N40oW.

Sericite alteration is pervasive in rocks containing significant anomalous gold and/or pathfinder elements and varies from weak and patchy in less altered rocks to pervasive and strong in highly altered rocks, most commonly where host rocks are cut by shear zones or at contacts with altered granitic rocks. Secondary oxidation products consists of As, Sb, Fe, and Mn oxides. Relative trace element concentrations help in identification between and among the various rock types at the nearby True North mine and proved useful in helping distinguish between oxidized, hydrothermally altered and fresh units within the Chatanika terrane, Cleary Sequence and Fairbanks Schist.

Quartz of hydrothermal origin was observed in all trenches, most commonly as 1 to 15 cm veins or stockwork veins in shear zones. Although surface oxidation is nearly complete, small amounts of unoxidized vein material remains in some of these shears and contain 1-3% sulfide/sulfosalts including arsenopyrite, pyrite, stibnite and/or boulangerite-jamesonite. The best exposures of mineralized shear zone was about the 70-meter mark of trench WR-1. The shear zone at this location is controlled by a steeply south dipping fault trending 290o. The immediate 10 meters in the hanging wall (south side) of this mineralized structure contained abundant slickensides. The shear itself consists of 30 cm of mineralized milky quartz vein and sericite altered schist fragments. A one-meter chip channel rock sample from this shear returned 595 ppb gold and 2,430 ppm arsenic. Grab samples from this same zone returned 2,120 ppb gold and 5,280 ppm arsenic.

Trench 2 intercepted variably mineralized rock but failed to return plus-1 gram per tonne gold values from channel or grab samples. The best interval in trench 2 was a six-meter zone from 18 to 24 meters that returned three consecutive 2-meter samples which returned 189, 705 and 136 ppb gold, respectively. The first of these three samples contained a small dike of dark greenish gray siliceous sericite-altered intrusive suggesting a genetic relationship between anomalous gold and intrusive rocks on the prospect.

Trench WRTR0303 was oriented northeast – southwest and extended from trench WRTR0302 on the north through and beyond trench WRTR0301 on the south. The southern 15 meters of trench 3 intercepted a diorite to granodiorite intrusive which had been noted in soil chips.

This intrusive was highly oxidized but was strongly sericite altered where fresh rock was present. Oxidized sulfide cast suggest the fresh rock contained 1%-5% total sulfides. This intrusion is also cut by two white aplite dikes. Geochemistry from channel samples collected in trench 3 show a dramatic increase in gold and arsenic content within the intrusive. The 14-meter section of the trench which intercepted the intrusive averages 660 ppb gold and 1,022 ppm arsenic with the highest grade portion of this interval being a two-meter zone nearest the country rock contact which averaged 2,052 ppb gold and 2,527 ppm arsenic. The intrusive mineralization remains open to expansion beyond the end of trench WRTR0303.

Following return of geochemical results from the 2003 trenching program, two ground geophysical surveys were conducted over the Old Glory prospect. The initial survey consisted of magnetics and very low frequency electromagnetics (VLF-EM) lines which were coincident with the three trenches. These surveys revealed the presence of several coincident magnetic and VLF-EM anomalies. Coincident magnetic and VLF-EM anomalies outlined in trenches 1 and 2 suggested that alteration and mineralization are likely controlled by a northeast striking structural zone which has an apparent dip of 55 degrees to the west. This interpretation is in agreement with soil geochemistry collected earlier in the season. In addition, the magnetic response from last 15 meters of trench WRTR0303 was markedly lower that the surrounding traverses within the metamorphic country rocks suggesting magnetic surveys could be a useful tool in tracing the extent of the mineralized intrusive encountered in trench 3. Magnetic lows are known to be associated with gold-bearing intrusives elsewhere in the Tintina Gold Belt.

A follow-up magnetic survey was completed over the Old Glory prospect in January 2004 in an attempt to determine the extent of the intrusive rocks encountered in trench WRTR0303. This survey consisted of three lines ranging from 500 to 700 feet in length which extended from the south end of trench 3 in a fan pattern to the southwest, south and southeast. All three lines showed a marked decrease in magnetic response to the south suggesting a possible schist – intrusive contact in that area. Additional exploration will be required to determine if significant gold mineralization is associated with this probably contact zone.

Drilling

Past drilling on the West Ridge property was conducted by Kinross Gold in 1999. This work consisted of 4 reverse circulation drill holes (1,650 feet).

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

Source of Funds for Fiscal 2005/2004

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

We had a working capital surplus of $ 138,460 on May 31, 2005.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2005, we had assets valued at $ 447,252 located in Canada; and assets valued at $ 2,962,457 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003 respectively are included in this Registration Statement.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. Under US GAAP, we have incurred a loss of $ 756,744 in the year ended May 31, 2005 (2004 - $ 1,444,266; 2003 - $ 543,950).

A.        OPERATING RESULTS

The following discussion of the Issuer’s financial condition at May 31, 2005, and the changes in financial condition and results of operations for the years ended May 31, 2005, 2004 and 2003 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Fiscal Year Ended May 31, 2005 compared to Fiscal year Ended May 31, 2004

Results of Operations

Results of operations was a net loss of $ 515,740 ($0.01 per share) as compared to a net loss of $ 791,776 ($0.01 per share) for 2004.

The Company realized a net loss of $515,740 in fiscal 2005, compared to a net loss of $791,776 in fiscal 2004, mainly due to a decrease in advertising, promotion and public relations expenditures and stock based compensation. The Company also repaid $142,203 to related parties during fiscal 2005.

Administrative expenses in fiscal 2005 totaled $513,711 as compared to $779,900 in 2004. In 2005 expenditures for advertising, promotion and public relations were $ 229,678 compared to $327,302 in 2004. Several other expenditures in 2005 were higher than in 2004 due to rising costs and increased administration and promotional activities. Due to a change in generally accepted accounting policies, the Company is now recording stock based compensation (stock options granted by not exercised as yet) resulting in an expense of $6,580 in 2005 compared to $169,355 in 2004 decreasing the net loss for 2005. Related parties were repaid $142,203 in advances from prior years.

Office, rent and telephone totaled $13,786 compared to $18,393 in 2004. Professional fees totaled $50,718 compared to $29,435 in 2004. The Company paid $22,602 for mining acquisitions in 2005 as compared to $20,645 in 2004. In 2005 expenditure for exploration and development were $ 241,004 compared to $ 652,490 in 2004, due to increased geophysical work, drilling and trenching on the West Ridge and Gil claims located in Alaska. In 2005 the Oil and Gas operations had net income of $ 28,307 compared to net income $ 21,037 in 2004. During fiscal 2005, revenue from oil and gas operations was $ 28,307 as compared to $ 21,037 for fiscal 2004.

As the Company is in the exploration stage and does not as yet have a mine in production, the recoverability of operating expenses is dependent upon the discovery of economically recoverable reserves.

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

B.        LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the sale of equity instruments and the issuance of capital stock. Minor amounts were derived from interest.

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

Liquidity

Fiscal Year Ended May 31, 2005 compared to Fiscal year Ended May 31, 2004

During 2005, we financed our operations by the issue of 3,597,000 common shares for cash proceeds of $926,213, which consisted of the issuance of 2,000,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $593,363 after issue costs and the issue of 1,597,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $332,850.

During 2005, we spent $529,428 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2005 as compared to $1,167,809 the year ended May 31, 2004.

Our cash position decreased by $52,271 to $318,287 and our working capital at May 31, 2005 was $138,460.

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

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2005 we had 36,777,688 issued and outstanding common shares (May 31, 2004 – 33,180,688). No Preferred Shares have been issued to date.

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

During the year ended May 31, 2005, no stock options were exercised, expired or were cancelled. We granted 25,000 stock options to a consultant. As at May 31, 2005 we had 2,590,000 stock options outstanding at exercise prices ranging from $0.15 per share to $0.45 per share with expiry dates ranging from February 19, 2006 to October 19, 2009. These stock options vest over a two-year period from the date of grant. If exercised, the 2,590,000 stock options would increase our available cash by $666,250.

As at May 31, 2004 we had the following warrants outstanding:

No. of Warrants	Exercise Price	Expire Date
184,500	0.40	Aug. 26, 2005
2,000,000	0.6	Oct. 26, 2005
1,000,000	0.35	May 18, 2006

If exercised, the outstanding 3,184,500 warrants would increase our available cash by $1,623,800 at an average price of $0.45.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2005, 2004 and 2003.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 123. The method of adoption applied by us is permissible under both Canadian and US standards.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2005, 2004 and 2003. We do not hold any patents, trademarks or copyrights.

D.        TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2005.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period (US$)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	$602,617	$20,000	$522,617	$30,000	$30,000
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil	Nil	Nil	Nil	Nil
Total	$602,617	$20,000	$522,617	$30,000	$30,000

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in British Columbia and Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment (US$)	Expenditure Commitment (US$)	Number of Shares

Gil Property, Alaska	2005	$ -	$ -	-
	2004	$ -	$ -	-
Westridge Property, Alaska	2005	$ -	$ -	-
	2004	$ -	$ -	-
Fish Creek, Alaska	2005	$ -	$ 377,617	$ 100,000
	2004	$ -	$ 405,840	-
Fox Creek, Alaska	2005	$90,000	$ -	-
	2004	$ -	$ -	-
Anderson Group, Alaska	2005	$135,000	$ -	-
	2004	$ 142,500	$ -	-

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2005, our Board of Directors consisted of three Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of May 31, 2005.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)(2)(3)	President, Chief Financial Officer, Secretary, Director	65	October 25, 1985
Jennifer Lorette (2)(3)	Vice President and Director	32	February 20, 2001
Susanne Robertson (1)(3)	Director	59	September 12, 1990
Monique Van Oord (1)(3)	Director	44	October 17, 2002

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

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

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B.        COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / (1) SARS Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compensation ($)
John G. Robertson, President, CFO, Secretary and Director	2005 2004 2003	$12,000(3)() $12,000(3)() Nil	Nil Nil Nil	30,000.00 43) 17,500.00(4) 30,000.00 (3)	Nil / Nil Nil / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Vice President Director	2005 2004 2003	25,750 (6) 24,375 (6) $33,000 (6)	Nil Nil Nil	Nil Nil Nil	Nil / Nil 100,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil 500,000 / Nil Nil/ Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Director	2005 2004 2003	$23,500 (7) $20,874 (7) Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil 25,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Yale Hirsch, Vice President	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil / Nil 200,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

During fiscal 2005, John Robertson, President and Director received $12,000 directors fees; Jennifer Lorette, Vice President and Director, received $25,750 administration consulting fees/wages; and Monique van Oord, Director, received $23,500 secretarial and consulting fees/wages.

There are no other management contracts in existence at this time to which the Company is a party.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2005	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
John Robertson, President, Director and CEO	Nil(1)(3)	nil% (1)(2)	N/A	N/A	$ N/A (1)	(1)
Directors who are not Named Executive Officers	Nil	nil%	N/A	N/A	$ N/A

(1)	There were no options granted to the Named Executive Officer of the Company during the year ended May 31, 2005.
(2)	During the fiscal year ended May 31, 2005 500,000 additional stock options were granted to two consultants and one employee.

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

During the fiscal year ended May 31, 2005, 25,000 stock options were granted pursuant to stock option plans. no options were exercised, cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at May 31, 2005 are 2,590,000. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2005 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2003
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired ue on Exercise	Aggregate Val Realized (Cdn $)	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/ Unexercisable (1)

John G. Robertson, President, Chief Financial Officers, Secretary and Director	N/A	N/A	990,000 / Nil	$217,800 / N/A

Jennifer Lorette, Vice President	N/A	N/A	100,000 / Nil	$22,000 / N/A

Susanne Robertson, Director	N/A	N/A	500,000 / Nil	$110,000 / N/A

Monique van Oord Director	N/A	N/A	50,000 / Nil	(1) / N/A

Yale Hirsch	N/A	N/A	Nil / Nil	$0 / N/A

(1)

Other than the options held by Monique van Oord, the Senior Management/Directors were “in the money” as of May 31, 2005. The closing price of the Company’s shares on the TSX Venture Exchange was $0.27 Cdn. Ms. van Oord’s options are priced at $0.35 (repriced on March 7, 2005).

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	990,000	$0.15	April 22, 2007
Jennifer Lorette	100,000	$0.15	April 22, 2007
Susanne Robertson	500,000	$0.15	April 22, 2007
Monique van Oord	50,000	$0.35	March 5, 2009
TOTAL HELD AS A GROUP:	1,640,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	50,000	$0.40	December 16, 2002
National Media Association	350,000	$0.40	February 19, 2003
James Kerr	75,000	$0.40	March 4, 2008
Peter Zihlman	150,000	$0.40	October 20, 2008
George Duggan	300,000	$0.45	November 13, 2008
Jagdish Singh	25,000	$0.45	October 19, 2009
TOTAL HELD AS A GROUP:	950,000

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

D.        EMPLOYEES

We employed no employees during any of the years ended May 31, 2005, May 31, 2004 and May 31, 2003. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2005:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,136,014 (2)	8.53%
Jennifer Lorette	212,800 (3)	* %
Susanne Robertson	6,375,483 (4)	17.34%
Monique van Oord	50,000 (5)	*%
Yale Hirsch	0	*%

(1)	as at May 31, 2005, there were 36,777,688 issued and outstanding common shares.
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

(5)	Includes 50,000 options that are currently exercisable. Ms. van Oord's address is the same as our address.

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

At May 31, 2005, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	3,136,014 (1)	8.53%
John G. Robertson	6,375,483 (2)	17.34%

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

During fiscal 2005, John Robertson, President and Director received $12,000 directors fees; Jennifer Lorette, Vice President and Director, received $25,750 administration consulting fees/wages; and Monique van Oord, Director, received $23,500 secretarial and consulting fees/wages.

We had related party advances outstanding of $ 75,058 at the May 31, 2005 year-end, compared to $ 208,221 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2005 are as follows (Note references are to our audited financial statements for the years ended May 31, 2005 and 2004):

  Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 3 advances to Reg.

  SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 30,000 during the current year (2004 - $ 17,500).

  The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4.

  During the 2005 fiscal year, directors fees of $ 12,000 (2004 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $ 25,750 (2004 - $ 24,375) were paid to Lorette Enterprises and/or J. Lorette, Vice-President of the company and secretarial fees of $ 23,500 (2004 - $ 20,874) were paid to M. van Oord, a director of the company.

  Fees of $ 9,019 (2004 - $1,646) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company who has significant influence on their affairs) for administration of the Company’s payroll and benefit plan.

  Office rent amounted to $ 16,680 for the year ended May 31, 2005 (2004 - $ 15,600) of which $ 11,120 (2004 - $ 10,400) has been shared with Reg Technologies Inc. and REGI US Inc.

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

See our audited consolidated financial statements for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003.

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

The following table shows the annual high and low closing prices of our stock traded on the TSX Venture Exchange during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2005	0.56	0.265	0.27
2004	0.85	0.24	0.37
2003	0.53	0.08	0.35
2002	0.27	0.05	0.22
2001	0.47	0.08	0.10

The following table shows the quarterly high and low closing prices of our stock traded on the TSX Venture Exchange during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2005 Q4 5/31/05	0.375	0.265	0.27	1,449,964
Q3 2/28/05	0.45	0.30	0.35	2,078,611
Q2 11/30/04	0.56	0.34	0.415	1,400,497
Q1 8/31/04	0.48	0.30	0.385	847,615
2004 Q4 5/31/04	0.71	0.30	0.37	2,072,359

Q3 2/28/04	0.85	0.50	0.62	3,836,012
Q2 11/30/03	0.75	0.36	0.71	4,881,272
Q1 8/31/03	0.42	0.24	0.37	2,090,719

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

Convertible Securities / Warrants

The following table lists, as of May 31, 2005, the share purchase warrants outstanding.

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year 1	Year 2	Expiration Date of Share Purchase Warrants

August 26, 2003 (1)	1,000,000	184,500	expired	0.40	August 26, 2005
April 26, 2004 (2)	2,000,000	2,000,000	0.60	N/a	October 26, 2005
May 18, 2005 (3)	1,000,000	1,000,000	0.35	N/a	May 18, 2006

(1)

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

(2)

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

(3)

On May 18,2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 6,637) to net the treasury $ 593,363. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

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

C.        MATERIAL CONTRACTS

During the years ended May 31, 2005 and May 31, 2004, we entered into the following material contracts.

  On March 5, 2002 (amended November 2002), the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US. The agreement was extended to expire on March 5, 2007. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension.

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

  On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years (or longer if still developing or in production), to develop the property known as the Upper Fox Creek mining lease, subject to a 3%

  Net Smelter Return, for payments of $ 10,000 US per year. $ 13,283 ($10,000 US) has been paid during the 2005 year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

  In March 2005, the joint venture agreement was extended until March 5, 2007, subject to TSX approval. Other than the extension, all other terms remain the same. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension. TSX approval of the extension is dependent upon receipt of approval of disinterested shareholders. Approval was obtained at the Annual General Meeting on November 14, 2006. As of the date of this 20-F, the shares have not been issued pending TSX approval.

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

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT BY EXPERTS.

Our financial statements included in this annual report for the years ended May 31, 2005 and 2004 were audited by Morgan and Company, Chartered Accountants as stated in their report appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

ITEM 16.        [Reserved]

ITEM 16A.     Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2005, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Morgan and Company, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.     Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2005.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2005	2004
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	$19,500	$2,200

(b) Audit-Related Fees	$16,725	$13,625

(c) Tax Fees	$1,800	$3,200

(d) All Other Fees	$2,025	$1,175

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

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2005 AND 2004

AUDITORS' REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2005 and 2004, and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.	“Morgan & Company”

September 26, 2005	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

AS AT MAY 31, 2005 AND 2004

	2005	2004
	$	$
ASSETS
Current Assets:
Cash	318,287	370,558
Amounts receivable	19,589	7,499
Prepaid expenses	56,860	33,157
	394,736	411,214
Advances to Related Companies (Note 3)	25,599	16,559
Investments (Note 4)	4,026	4,026
Equipment (Note 5)	22,890	13,470
Mineral Property Interests (Note 7)	219,397	196,795
Deferred Expenditures:
Exploration and development (Note 7)	2,743,061	2,502,057
	3,409,709	3,144,121
LIABILITIES
Current Liabilities:
Accounts payable and accrued liabilities	30,530	48,773
Income taxes payable	688	747
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	75,058	208,221
	256,276	407,741
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	9,944,335	9,018,122
Subscriptions Received (Note 14)	69,972	69,972
Contributed Surplus	175,935	169,355
Deficit	(7,036,809)	(6,521,069)
	3,153,433	2,736,380
	3,409,709	3,144,121

Approved by the Directors:

J. ROBERTSON                                                        J. Robertson

J. LORETTE                                                              J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

	2005	2004	2003
	$	$	$
Mineral Claim Operations:
Revenue	-	-	-
Expenses:
Exploration and development written off on inactive claims	2,019	2,152	2,152

Net Income (Loss) from Mineral Claim Operations	(2,019)	(2,152)	(2,152)
Oil and Gas Operations:
Revenue	28,307	21,037	24,255
Expenses:
Operating expenses	(30,937)	(7,118)	8,823
Net Income (Loss) from Oil and Gas Operations	(2,630)	13,919	15,432
Net Operating Income (Loss)	(4,649)	11,767	13,280
Other Expenses:
Administration expenditures (Schedule A)	511,091	777,275	337,092
Accounts receivable written off	-	26,268	-
	511,091	803,543	337,092

Net Income (Loss) for the Year	(515,740)	(791,776)	(323,812)

EARNINGS (LOSS) PER SHARE - Basic and diluted	(0.01)	(0.03)	(0.01)

Weighted Average number of Common shares outstanding:
Basic and diluted	34,436,365	28,925,934	23,939,714

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(6,521,069)	(5,729,293)	(5,405,481)

Add: Net Income (Loss) for the Year	(515,740)	(791,776)	(323,812)

Deficit at End of Year	(7,036,809)	(6,521,069)	(5,729,293)

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

	2005	2004	2003
	$	$	$

Operating Activities:
Revenue receipts for the year	22,706	22,764	22,915
Receipt of interest income	2,620	2,625	49
Refunds of goods and services sales taxes	18,634	16,634	10,824
Decrease in estimated liability for taxes	(59)	(3)	(112)
Payment of interest on debenture	(15,000)	(15,000)	(15,000)
Payments to suppliers for goods and services	(558,329)	(1,194,829)	(361,193)
Cash Used by Operating Activities	(529,428)	(1,167,809)	(342,517)

Financing Activities:
Share Capital Issued for Cash (Note 12)	913,013	2,446,687	260,948
Related party advances (repayments) (Notes 3 & 10)	(142,203)	(170,922)	260,318
Cash Provided by Financing Activities	770,810	2,275,765	521,266

Investing Activities:
Purchase of mineral property interests	(22,602)	(20,645)	-
Purchase of office and automotive equipment	(17,084)	(11,730)	-
Exploration and development payments	(253,967)	(654,642)	(222,290)
Cash Used by Investing Activities	(293,653)	(687,017)	(222,290)

Increase (Decrease) in Cash for the Year	(52,271)	420,939	(43,541)

Cash (Deficiency) at Beginning of Year	370,558	(50,381)	(6,840)

Cash at End of Year	318,287	370,558	(50,381)

Supplemental Disclosure of Non-Cash Financing Activities:
During the year ended May 31, 2004, the Company issued 201,600 common shares in settlement of debt totalling $ 70,560 and issued 814,000 common shares for amounts owing to related parties totalling $ 203,500.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2005 AND 2004

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:

	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 515,740 in the year ended May 31, 2005 (2004 - $ 791,776). These financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

	[b]	Equipment:

The Company records its office and automotive equipment at cost and depreciates them on the declining- balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

[c]	Accounting for Oil and Gas Well Interests:

The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

[e]	Accounting for Administration Expenditures:

The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2005 and 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

	[f]	Revenue and Property Costs:

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
The Company's investments are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.
[ I]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earnings per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2005 and 2004 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

. . .  3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2005 and 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[ m]	Stock Based Compensation:

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recorded at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

[ n]	Asset Impairment:

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral and oil and gas property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

[ o]	Asset Retirement Obligations:

Effective June 1, 2004, the Company retroactively adopted the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount was capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

[ p]	Comparative Figures:
Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property inter- ests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and owns 100% of the issued shares at May 31, 2005. See Note 14 for Teryl, Inc. transactions.

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2005 and 2004

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2005	2004
Access Information Systems	70	-
Information Highway.com Inc.	818	818
KLR Petroleum Inc.	8,810	-
Reg Technologies Inc.	-	1,300
REGI US, Inc.	1,420	14,440
SMR Investments Ltd.	14,480	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	25,599	16,559

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’ property has no proven economic reserves.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 2,492 Cdn. at May 31, 2005 (2004 - $ 4,545).

	2005	2004
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

5.	EQUIPMENT consists of:
	Furniture and fixtures - at cost	48,215	46,662
	Less: Accumulated amortization	(36,197)	(33,192)
		12,018	13,470
	Automotive equipment - at cost	15,531	-
	Less: Accumulated amortization	(4,659)	-
		10,872	-
		22,890	13,470

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2005 and 2004

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
Claim Group	Region	Interest	Ref.	2005	2004
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Alaska	95%	C	15,878	6,559
Fox Creek	Fairbanks, Alaska	0-97%	D	13,283	-
West Ridge	Dome Creek, Alaska	100%	E	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	G	9,381	9,381

				219,397	196,795

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. Acquisition costs have been written down to $ 1 and exploration and development expenditures have been written off entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000. Linux will have a 5% net royalty interest until the Company pays $ 2,000,000 US. The agreement was extended to expire on March 5, 2007. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension.

C.	ANDERSON GROUP (2ND TIER):

Pursuant to a purchase agreement dated August 18, 2003, the Company agreed to pay Michael D. Roberts $ 15,878 ($ 12,500 US), with an additional $ 135,000 US owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

D.	FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years (or longer if still developing or in production), to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. $ 13,283 ($10,000 US) has been paid during the 2005 year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

E.	WEST RIDGE:

Pursuant to various agreements the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. has been conducting a geophysical survey over the past three years.

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2005 and 2004

7.	MINERAL PROPERTY INTERESTS (Continued):

	F.	GIL VENTURE:

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with the Company, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property during the 2004 and 2005 years and hopes to go into production in the next few years. This has resulted in the Company, Inc. being required to pay its 20% share of expenses, which amounted to $ 126,925 ($ 104,824 US) in the May, 2005 year and $ 303,892 ($ 226,916 US) in the May, 2004 year. Further cash calls are expected in the 2006 year.

	G.	STEPOVICH LEASE:

On May 29, 1992, the Company granted to Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease.

SUMMARY OF MINING PROPERTIES:
	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/03	2004	May 31/04	2005	May 31/05
Silverknife	1	-	1	-	1
Fish Creek	19,452	14,086	33,538	-	33,538
Anderson Group - 2nd Tier	-	6,559	6,559	9,319	15,878
Fox Creek	-	-	-	13,283	13,283
West Ridge	116,189	-	116,189	-	116,189
Gil Venture	31,127	-	31,127	-	31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	176,150	20,645	196,795	22,602	219,397

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	269,162	307,866	577,028	42,814	619,842
Gil Venture	1,531,809	305,267	1,837,076	127,862	1,964,938
Stepovich Lease	1,001	-	1,001	-	1,001
Fish Creek	47,595	39,357	86,952	35,515	122,467
Fox Creek	-	-	-	34,813	34,813
	1,849,567	652,490	2,502,057	241,004	2,743,061

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2005 and 2004

8.	INCOME TAXES:

The Company has available losses of $ 2,232,900, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2006	$151,200
Year ending May 31, 2007	77,600
Year ending May 31, 2008	227,300
Year ending May 31, 2009	10,200
Year ending May 31, 2010	72,200
Year ending May 31, 2011	380,400
Year ending May 31, 2014	811,300
Year ending May 31, 2015	502,700
$2,232,900

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,544,788 available to reduce future taxable income from mineral properties.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements, the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 13,260 was accrued to May 31, 2005 (2004 - $ 13,563). Teryl paid Keltic Bryce $ 15,000 interest on November 15, 2004.

The Company and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. As at May 31, 2005, no agreement has been reached.

10.	ADVANCES FROM RELATED COMPANIES consist of:	2005	2004
	Linux Gold, Inc.	23,371	-
	JGR Petroleum Inc.	22,584	-
	Rainbow Network	22,946	55,611
	Reg Technologies Inc.	6,157	-
	SMR Investments Ltd.	-	152,610
		75,058	208,221

The advances from related companies bear no interest and have no fixed repayment terms.

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2005 and 2004

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount

Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Shares issued in May 31, 2004 Year:
Stock options exercised	A	247,500	0.15	37,125
Private placement	B	2,000,000	0.25	495,887
Private placement warrants exercised	C	250,000	0.12	30,000
Stock option exercised	D	50,000	0.40	20,000
Private placement	E	3,000,000	0.35	1,026,375
Private placement warrants exercised	F	193,500	0.30	58,050
Private placement	G	2,000,000	0.50	982,750
		7,741,000		2,650,187
Total Issued for Cash at May 31, 2004
		28,379,024		7,973,423
Shares issued in May 31, 2005 Year:
Private placement warrants exercised	H	622,000	0.30	186,600
Private placement warrants exercised	I	975,000	0.15	146,250
Private placement	J	2,000,000	0.30	593,363
		3,597,000		926,213
Total Issued for Cash at May 31, 2005		31,976,024		8,899,636

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2005 and 2004

12.	SHARE CAPITAL (Continued):

FOR MINERAL PROPERTY INTERESTS:
Total Issued to May 31, 2004 and 2005		2,697,359		620,659
FOR DEBT, EXTENSIONS AND ACQUISITION:
Total Issued for Debt, Extensions and Acquisition :
to May 31, 2003		1,902,705		353,480
Shares issued in May 31, 2004 Year:
Private placement - Debt settlement	K	201,600	0.35	70,560
Total Issued to May 31, 2004 and 2005		2,104,305		424,040

TOTAL SHARES ISSUED AT MAY 31, 2005		36,777,688		9,944,335

A.

On June 23, 2003, a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three Stock Options for 237,500 shares, were exercised at $ 0.15 per share to net the treasury $ 37,125.

B.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per share.

C.	On October 20, 2003, a Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
D.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued for exercised stock options.
E.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.50 per share.

F.	In December, 2003 and January, March and April, 2004, private placement warrants totaling 193,500 shares at $ 0.30 per share were exercised.
G.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one share and one share purchase warrant for one additional share exercisable within eighteen months for a price of $ 0.60 per share.

H.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.
I.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.
J.

On May 18,2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 6,637) to net the treasury $ 593,363. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

K.	On March 9, 2004, the Company issued 201,600 shares at $0.35 per share for settlement of debt of $ 70,560.

. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2005 and 2004

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. In November, 2004, the Company cancelled two employee stock options, one for 50,000 common shares at $ 0.40 expiring March 4, 2008, and the other for 25,000 common shares at $ 0.15 expiring April 22, 2007.

On October 19, 2004, the Company granted a consultant a stock option for up to 25,000 common shares exercisable at $ 0.45 per share for a five year term.

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2004 - 158%), weighted average risk free interest rate of 4.56% (2004 - 4.56%) and expected life of 2 years (2004 - 2 years).

Outstanding Commitments to Issue Shares:

At May 31, 2005, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement warrants (Note 12B)	184,500	0.40	Aug. 26/05
Private placement warrants (Note 12G)	2,000,000	0.60	Oct. 26/05
Private placement warrants (Note 12J)	1,000,000	0.35	May 18/06
Consultants option	350,000	0.40	Feb. 19/06
Directors option	990,000	0.15	Apr. 22/07
Senior officers options	600,000	0.15	Apr. 22/07
Consultants option	50,000	0.40	Dec. 16/07
Consultants option	75,000	0.40	Mar. 4/08
Consultants option	150,000	0.40	Oct. 20/08
Consultants option	300,000	0.45	Nov. 14/08
Employees option	50,000	0.35	Mar. 5/09
Consultants option	25,000	0.45	Oct. 19/09
	5,774,500

. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2005 and 2004

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2005, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding, May 31, 2003	2,437,500	$ 0.21
Granted	500,000	0.45
Exercised	(297,500)	0.19
Cancelled	(75,000)	0.32
Balance outstanding, May 31, 2004	2,565,000	0.26
Granted	25,000	0.45
Exercised	-	-
Cancelled	-	-

Balance outstanding, May 31, 2005	2,590,000	$ 0.27

The following table summarizes information about the stock options outstanding at May 31, 2005:

	Number	Weighted Ave.	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable
$ 0.15	1,590,000	1.89	1,590,000
0.40	625,000	1.80	625,000
0.45	325,000	3.46	318,750
0.35	50,000	3.76	50,000
$ 0.27	2,590,000	2.38	2,583,750

13.	RELATED PARTY TRANSACTIONS:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. REGI US Inc. is another company with common directors, staff and office facilities.

SMR Investments Ltd., a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $ 2,500 per month for management services. The Company was charged management fees of $30,000 by SMR during the current year (2004 - $ 17,500).

The Company holds 15,880 shares of Linux Gold, Inc., a US public company controlled by an officer of the Company, as described in Note 4.

. . . 12

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 12
As At May 31, 2005 and 2004

13.	RELATED PARTY TRANSACTIONS (Continued):

During the 2005 fiscal year, directors fees of $ 12,000 (2004 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $ 25,750 (2004 - $ 24,375) were paid to Lorette Enterprises and/or J. Lorette, Vice-President of the company and secretarial fees of $ 23,500 (2004 - $ 20,874) were paid to M. van Oord, a director of the company.

Fees of $ 9,019 (2004 - $1,646) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company who has significant influence on their affairs) for administration of the Company’s payroll and benefit plan.

Office rent amounted to $ 16,680 for the year ended May 31, 2005 (2004 - $ 15,600) of which $11,120 (2004 - $ 10,400) has been shared with Reg Technologies Inc. and REGI US Inc.

14.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and holds 100% of the shares at May 31, 2005.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $ 76,073 ($ 51,750 US) worth of capital stock was issued on May 23, 2003 for these subscriptions. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

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

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2005, 2004 and 2003.

. . . 13

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 13
As At May 31, 2005 and 2004

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. The Company has chosen to account for stock-based compensation under SFAS 123.

The Company has a stock-based compensation plan which is described in note 12. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2005, 2004 and 2003.

Marketable Securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under US GAAP, the Company’s investments are classified as available-for-sale securities.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3 ”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period- specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

. . . 14

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 14
As At May 31, 2005 and 2004

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 ”. The guidance in APB Opinion No. 29, “Accounting for Non- monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore, a description and its impact for each on the Company’s operations and financial position have not been disclosed.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2005
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$420,335	$-	$420,335
Investments	4,026	(1,534)	2,492
Equipment	22,890	-	22,890
Mineral property interests	219,397	-	219,397
Deferred expenditures	2,743,061	(2,743,061)	-

	$3,409,709	$(2,744,595)	$665,114

Current liabilities	$256,276	$-	$256,276
Shareholders’ equity	3,153,433	(2,744,595)	408,838

	$3,409,709	$(2,744,595)	$665,114

. . . 15

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 15
As At May 31, 2005 and 2004

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		2004
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$427,773	$-	$427,773
Investments	4,026	519	4,545
Equipment	13,470	-	13,470
Mineral property interests	196,795	-	196,795
Deferred expenditures	2,502,057	(2,502,057)	-

	$3,144,121	$(2,501,538)	$642,583

Current liabilities	$407,741	$-	$407,741
Shareholders’ equity	2,736,380	(2,501,538)	234,842

	$3,144,121	$(2,501,538)	$642,583

		2003
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$83,909	$–	$83,909
Investments	4,026	(3,483)	543
Office Equipment	3,939	–	3,939
Mineral Property Interests	176,150	–	176,150
Deferred Expenditures	1,849,567	(1,849,567)	–
	$2,117,591	$(1,853,050)	$264,541

Current liabilities	$1,479,537	$–	$1,479,537
Shareholders’ Equity	638,054	(1,853,050)	(1,214,996)
	$2,117,591	$(1,853,050)	$264,541

. . . 16

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 16
As At May 31, 2005 and 2004

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued) The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2005	2004	2003

Net loss for the year, Canadian
GAAP	$(515,740)	$(791,776)	$(323,812)

Adjustments:			-
Deferred exploration costs	(241,004)	(652,490)	(220,138)

Net loss for the year, US GAAP	$(756,744)	$(1,444,266)	$(543,950)

Basic and diluted loss per share,
US GAAP	$(0.02)	$(0.05)	$(0.02)

Weighted average number of
common shares outstanding,
basic and diluted	34,436,365	28,925,934	23,939,714

The Company’s comprehensive loss is comprised as follows:

	2005	2004	2003
Net loss for the year, US GAAP	$(756,744)	$(1,444,266)	$(543,950)
Change in net unrealized gains (losses) on
available-for-sale investments	(2,053)	4,002	(392)
Comprehensive loss	$(758,797)	$(1,440,264)	$(544,342)

. . . 17

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 17
As At May 31, 2005 and 2004

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued) The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2005	2004	2003
Cash flows used in operating activities,
Canadian GAAP	$(529,428)	$(1,167,809)	$(342,517)
Deferred exploration costs	(253,967)	(654,642)	(220,138)
Cash flows used in operating activities, US
GAAP	(783,395)	(1,822,451)	(562,655)
Cash flows provided by financing activities,
Canadian GAAP and US GAAP	770,810	2,275,765	521,266
Cash flows used in investing activities,
Canadian GAAP	(293,653)	(687,017)	(222,290)
Deferred exploration costs	253,967	654,642	220,138
Cash flows used in investing activities, US
GAAP	(39,686)	(32,375)	(2,152)
(Decrease) Increase in cash	(52,271)	420,939	(43,541)
Cash (Bank indebtedness), beginning of
year	370,558	(50,381)	(6,840)
Cash, end of year	$318,287	$370,558	$(50,381)

TERYL RESOURCES CORP.

SCHEDULES OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

	2005	2004	2003
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	-	-	2,152
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey	7,257	37,037	45,100
Placer sampling	21,818	-	-
Assays, maps, reports and insurance	6,440	2,320	2,495
	35,515	39,357	47,595
Fox Creek Claims: (Note 7D)
Geophysical survey	34,813	-	-
	34,813	-	-
West Ridge Claims: (Note 7E)
Geophysical survey	34,982	295,560	11,277
Rent assessment	7,832	8,185	9,815
Assays and maps	-	4,121	1,884
	42,814	307,866	22,976
Gil Venture: (Joint Venture) (Note 7F)
Maps and reports	937	1,374	5,072
Phase II exploration - trenching and drilling	126,925	303,893	144,495
	127,862	305,267	149,567
Exploration and Development for the Year	241,004	652,490	222,290
Exploration and Development at Beginning of Year	2,502,057	1,849,567	1,629,429
	2,743,061	2,502,057	1,851,719
Less: Exploration and development written off:
Re inactive claims	-	-	2,152
Exploration and Development at End of Year	2,743,061	2,502,057	1,849,567

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULES OF ADMINISTRATION EXPENDITURES

FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

	2005	2004	2003

Publicity, promotion and investor relations	229,678	327,302	177,606
Management and director's fees (Note 13)	78,319	55,522	63,000
Secretarial and employee benefits	45,132	25,141	15,013
Audit, accounting and consulting (Note 13)	38,050	21,700	34,953
Travel, auto and entertainment	28,402	64,466	6,535
Interest on debenture (Note 9)	14,697	14,737	14,697
Filing fees	13,658	28,843	17,030
Legal	12,668	7,735	14,229
Office, stationery, delivery and moving	12,385	21,974	18,140
Telephone and telecopier	8,226	13,193	26,119
Transfer agent fees	7,167	10,405	6,538
Stock based compensation (Note 12)	6,580	169,355	-
Office rent and utilities (Note 13)	5,560	5,200	15,191
Corporation capital taxes re subsidiary	3,029	4,528	4,751
Shareholders and meeting costs	2,573	4,324	2,284
Bank charges and interest	1,865	3,123	1,847
Foreign exchange loss (gain)	(1,942)	153	(83,152)
Write off of incorporation costs	-	-	1,379
Amortization	7,664	2,199	984
	513,711	779,900	337,114
Less: Interest income	2,620	2,625	52

Administration Expenditures for the Year	511,091	777,275	337,092

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the	(1)

	then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Agreement between Teryl Resources Corp. and Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) made March 5, 2002 Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement dated August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
8.1	List of Subsidiaries	(6)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(6)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(6)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(6)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(6)

14.1	Consent of Morgan and Company	(6)
14.2	Consent of June Fitzmartyn	(6)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2003
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2004
(6)	attached hereto

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

TERYL RESOURCES CORP.
REGISTRANT

Dated: August 7, 2007	By:	/s/ John G. Robertson
John G. Robertson
Chairman of the Board/Director