Form 20-F
period 2006-05-31
TERYL RESOURCES CORP
filed 2007-08-07
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –

For the fiscal year ended May 31, 2006

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
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 39,468,188

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
Item 17 [X]   Item 18 [   ]

Index to Exhibits on Page 79

Unless the context otherwise requires, all references refer to Teryl Resources Corp. All monetary figures are in terms of Canadian dollars unless otherwise indicated.

INTRODUCTION

Teryl Resources Corp. (hereinafter referred to as the “Registrant” or the “Company” or “Teryl”) was incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984, a special resolution was passed changing its name to Teryl Resources Corp.

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

On November 20, 2000, a special resolution was passed altering our Memorandum and adopting new Articles which changed our authorized capital from 30,000,000 Common Shares without par value to 100,000,000 Common Shares without par value, of these, 39,468,188 Common Shares were issued and outstanding as of May 31, 2006, and 39,468,188 as at January 2, 2007 also as of the date of this Form 20-F. 5,000,000 Preferred Shares of non-voting stock with a par value of $1.00 have also been authorized. No Preferred Shares have ever been issued.

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

On November 15, 2004, at the Annual General Meeting of shareholders, our shareholders passed a special resolution to delete and replace our Articles as they applied to the Former Act in their entirety for new articles under the BCA. Our Incorporation Number is BC0187279.

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $430,646 in the year ended May 31, 2006 (2005 - $515,740; 2004 - $791,776). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

Teryl Resources Corp. (the "Company”), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 3.        KEY INFORMATION

A.        SELECTED FINANCIAL DATA

Our selected financial data for Fiscal 2006, 2005 and 2004 ended May 31st was derived from our financial statements that have been audited by Morgan and Company Chartered Accountants, as indicated in their audit reports. Our selected financial data for Fiscal 2003/2002 ended May 31st was derived from our financial statements that have been audited by June Fitzmartyn, Chartered Accountant, as indicated in her audit reports. Both Morgan and Company and June Fitzmartyn are members of the Canadian Institute of Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At May 31, 2006, US$1.00 was equal to approximately C$1.1027.

The following represents our selected financial data for each of the past five fiscal years, ending on May 31. The data presented is prepared in accordance with Canadian generally accepted accounting principles:

Fiscal Years Ended May 31

	May 31, 2006	May 31, 2005	May 31, 2004	May 31, 2003	May 31, 2002
CANADIAN GAAP
Revenue	27,154	28,307	21,037	24,255	19,510
Income (Loss) for the Period	(430,646)	(515,740)	(791,776)	(323,812)	(82,360)
Basic Income (Loss) Per Share	(0.01)	(0.01)	(0.03)	(0.01)	(0.00)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Average. Shares	36,889,399	34,436,365	28,295,934	23,939,714	23,033,238
Period-end Shares (#)	39,468,188	36,777,688	33,180,688	25,238,088	23,033,238
Working Capital	207,994	138,460	20,032	(1,395,628)	(1,023,465)
Mineral Properties	190,236	219,397	196,795	176,150	156,698
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	10,624,107	9,944,335	9,018,122	6,297,375	6,020,427
Shareholders’ Equity (Deficit)	3,326,053	3,083,461	2,736,381	638,054	772,990
Total Assets	3,501,603	3,409,709	3,144,121	2,117,591	1,829,524

U.S GAAP
Net Loss (1)	(555,426)	(756,744)	(1,444,266)	(543,950)	(169,321)
Loss Per Share	(0.02)	(0.02)	(0.05)	(0.02)	(0.01)
Mineral Properties	190,236	219,397	196,795	176,150	156,698
Shareholders’ Equity	428,460	408,838	234,842	(1,214,996)	(860,909)
Total Assets	534,038	665,114	642,583	264,541	195,625

(1) Cumulative Net Loss since incorporation through May 31, 2006 under US GAAP was $8,966,620 approximately.

(2) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

(3) Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

Reference is made to "Item 4. Information on the Company" and "Item 5. “Operating and Financial Review and Prospects” for a description of the initiation and progression of our activities since incorporation.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.1027 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2006. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2006	1.1738	1.0989/1.2578	1.1027
2005	1.2602	1.1775/1.3772	1.2512
2004	1.3435	1.2690/1.4114	1.3666
2003	1.5257	1.3446/1.5963	1.3712
2002	1.5679	1.5102/1.6128	1.5275

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

As noted in our audited consolidated financial statements for the year ended May 31, 2006 we have incurred significant operating losses and have an accumulated deficit of $ 7,467,455 at May 31, 2006. Furthermore, we had working capital surplus of $ 207,994 as at May 31, 2006, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 21% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

ITEM 4.        INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

Teryl Resources Corp. (the “Issuer”) was incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984, a special resolution was passed changing its name to Teryl Resources Corp.

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

The Company’s corporate offices and its registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996.

Since our inception and during the three fiscal years ending in May 2006, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska, and Arizona. All of our mineral properties are in the exploration stage.

We are currently in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical in an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

B.        BUSINESS OVERVIEW

Nature of the Company’s Operations

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

Mineral Properties

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

We will seek equity financing to provide working capital and to meet exploration commitments on all our properties. During the fiscal year ended May 31, 2006 we raised $666,996 through the sale of equity securities. We raised $ 926,213 through the sale of equity securities during the fiscal year ended May 31, 2005.

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton (see Item 4.D. for complete details of exploration and development of this property).

West Ridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. Fort Knox currently produces over 400,000 ounces of gold annually. The West Ridge property consists of 48 state of Alaska mining claims covering 1750.5 acres, 440 acres of leased Mental Health Trust (MHT) land and 75 acres of patented mining claims under lease purchase option in the Livengood quadrangle Township 2 North, Range 1 East (Figure 2). The state claims are registered with the Alaska Division of Mining, Land, and Water Management with Teryl Resources Corp. as the 100% owner.

Black Dome

In July, 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation. An exploration work program will be submitted for approval immediately to the Trust Land Office to locate drill targets on the newly acquired lease.

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

An exploration program started in August 2003 and was conducted by the Company’s geological consultants, Avalon Development Corp., who are focused on finding another True North-type gold discovery on the Black Dome area of Teryl’s recently acquired trust land. The Eldorado Fault cuts through the Black Dome, the same fault that bounds Kinross Gold’s True North gold deposit, approximately three miles northeast.

Avalon field crews sampled a newly discovered old trench at Black Dome, which contains rubble composed of black carbonaceous schist cut by numerous quartz-carbonate veinlets. Most of the carbonate has been altered to a soft brown-red oxide, similar to oxide ore at the True North. The trench will be cleared of debris to sample bedrock and determine gold values to locate drill targets.

Fish Creek Claims

The Fish Creek gold claims lie adjacent to the Gil Claims.

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby we may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until we pay $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, subject to TSX approval. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension. TSX approval of the extension is dependent upon receipt of approval of disinterested shareholders. Approval will be sought at the Annual General Meeting scheduled for November 14, 2006.

The Fish Creek project is located 25 miles north of Fairbanks in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located on streams that were mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization however a significant lode gold deposit has been outlined immediately adjacent to the Fish Creek property on the south (the Gil deposit) and the Fort Knox gold mine, a large-scale open pit gold mine 3 miles upstream from the Fish Creek property has been in operation since 1996. Wide-spaced placer gold drilling on a small area of the property conducted in 2003 did not encounter significant placer gold mineralization however, more extensive and closer spaced placer gold drilling conducted in 2004 indicated the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property. Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA. Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980). Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

The following map shows the location of and access to our property.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (southeast) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. This program was an orientation survey to test the right limit bench of Fish Creek for a suspected buried placer gold-bearing channel. High grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. Magnetic surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. A program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

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

In May 2003, we received reports that assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

In July, 2004, the drilling permit was approved by the State of Alaska exploration division to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In May, 2004 we commenced a closely spaced magnetic survey over the previous magnetic targets that were discovered in 2003 . The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel.

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

In October 2006, six new geophysical targets were located on the Fish Creek property. An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Linux Gold Corp., we plan to implement an exploration program this winter (2006) on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project. A two phase program has been recommended as follows:

1.

       Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.

2.

       Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

Fox Creek

On June 23, 2004, the Company entered into a mineral property lease to develop the property known as the Upper Fox Creek mining lease. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims. Significant gold intervals were found in Hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Regarding the Fox Creek Claims, one reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values. The bedrock geology exposed in outcrop and placer mining cuts reveal a gold mineralization system that shares characteristics with other gold mines in the Fairbanks Mining District, according to a brief report from Arne Bakke, Geologist, located in Fairbanks, Alaska. Teryl Resources Corp. paid US$10,000 upon signing the agreement, and the same is due on each anniversary date. The owner retains a three percent net smelter return. Teryl Resources Corp. has an option to purchase the three percent net smelter return for US$1,000,000 prior to the date of production, or US$1,500,000 after the production date.

In October, 2004, two grab samples taken from the intrusive contact at the Fox Creek claims returned values of 197 and 1,360 ppb (1.36 grams per tonne) gold. These samples are only 450 feet south of the West Ridge property, and a quarter of a mile from the recently reported hot gold samples on the West Ridge. A $20,000 auger drilling program to sample the new gold zone commenced between the West Ridge property, and the potential Fox Creek intrusive discovery.

In June 2004 a significant drill intersection returned 35 feet grading 1.68 grams per ton gold (0.049 opt), including a 20 foot section that returned 2.2 grams gold per ton (0.064 opt). One reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values.

In December, 2004, we announced initial drill results from the 2004 exploration drilling at the Fox Creek prospect in the Fairbanks District, Alaska. Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property, the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling in 2005.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with drill samples suggest no unusual or spurious geochemical results.

Further to the mineral property lease entered into in June 2004, the Company made the first US$10,000 payment but did not make the 2005 year payment and the lease was cancelled. During the November 2005 quarter $13,283 in property costs and $34,769 in exploration costs were written off.

Gold Hill Claims

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group consisting of seven patented claim blocks on 248 acres located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits Royalty to the vendors, for the following considerations:

a)	$5,508 ($5,000 US) to complete a due diligence within 90 days.
b)	$11,015 ($10,000 US) upon completion of the due diligence and $11,015 ($10,000 US) per year thereafter.
c)	complete a $55,075 ($50,000 US) first phase exploration program conducted by the Vendors.
d)	$275,375 ($250,000 US) per year upon commencement of production.

On August 1, 2006 the Company announced that six additional unpatented lode mining claims have been officially filed with the Arizona State office of the Bureau of Land Management on behalf of the Company.

On October 16, 2006, we announced that we had exercised our option and have a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims.

The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The project area has a history of placer and lode mine production and is 4 miles from the Phelps Dodge Corporation’s Lavender Pit, which produced 8 billion pounds of copper and 2.7 million ounces of gold. The Gold Hill Project consists of fourteen patented claims comprising over 250 acres with an additional 7 claims being added.

The principle gold target in the exploration area is the Gold Hill Fault. This structure has been traced for two miles and has several adits and many test pits located along its course. The secondary target is the Glance Conglomerate located to the south of the Gold Hill Fault. In this area, the Glance Conglomerate is reported to have micron sized gold associated with copper in fine quartz-filled fractures. An initial examination of the property has been performed by Teryl Resources which consisted of a general reconnaissance of the area and the collection of 17 rock samples.

Assay results showed trace amounts of gold in quartz veins located within the Morita Quartzite east of the Paris Mine. Higher gold assay results of 122 ppb Au and 4,590 ppb Au were generated from rocks taken from the Paris Mine dump. Gold values from quartz veins in outcrops and test pits between the Paris mine and the El Paso Mine ranged from 3 ppb Au to 635 ppb Au. Samples from the vicinity of the El Paso adit returned assay values of 2 ppb, 9 ppb and 149 ppb Au. All rock and soil samples were analyzed at Alaska Assay Labs.

Field work in the Emerald & Saint Elmo claims tested gold values within the conglomerate ranged from 19 ppb Au to 1,858 ppb Au while copper assays ranged from 520 ppm to 13,820 ppm. Additional work is needed to determine the extent of gold and copper mineralization in this area.

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas
The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky
On May 18, 2006, the Company entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) and drill up to 24 wells in the Ken Lee #1 natural gas well, located in Knox County, Kentucky, USA, for $103,045 ($92,500 US). The Company will earn a 40% interest in each well drilled by financing 50% of the total cost of drilling each well subject to a 12.5% revenue interest to the landowner and a 27.5% interest to Energy Source, Inc., the lessee and operator of the wells.

On June 6, 2006 the Company announced that the Ken Lee#1 well had been successfully completed as a commercial gas well. On July 6, 2006 the Company announced that drilling had commenced on the Elvis Farris #2 well and has been reported to be in production.

Description of the Markets in Which the Company Competes

This is no longer applicable due to the discontinuance of the business operations of our wholly-owned subsidiary.

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

C.        ORGANIZATIONAL STRUCTURE

Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,100 shares of Teryl, Inc., which is 100% of the issued shares at the date of filing this 20-F.

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The monthly rent for its portion of this 2,200 square foot space is $1,014.00. We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Mineral Properties

GIL PROPERTY

Project Description and Location

The Issuer owns a 20% interest in the Gil Mineral Claims, which consist of 237 unpatented contiguous state mineral claims encompassing slightly less than 3,836.4 hectares located 32 kilometers northeast of Fairbanks, Alaska. Kinross Gold Corporation (“Kinross”) owns the other 80% of the claims and acts as operator of the project.

Kinross and the Issuer each contribute to annual exploration costs on an 80:20 ratio with net profits distributed in that same proportion in the event of production. The Issuer may opt to reduce its interest in the Gil Mineral Claims by choosing not to contribute its portion of the annual exploration expenditure. Its interest would then be reduced on a pro-rata basis utilizing the following formula:

                        $150,000
($600,000 + expenditure for the year)

At its sole option, Kinross may choose to carry the Issuer’s portion of expenditures in the form of an interest-bearing demand note, principal and interest to be added in the event of application of the reduction formula. Should the Issuer fail to contribute its share of the exploration costs or fail to honour the demand note within 30 days of formal request for payment, it would be considered in default. In a default situation, the Issuer’s interest would be reduced by double the amount normally applied by the reduction formula. In the event its interest is reduced below 10%, the Issuer’s interest would be converted to a 5% net profits interest with no further financial contributions required.

State mining claims in Alaska require a minimum annual work expenditure of $100 per claim prior to the first of September of each year. Unused expenditures may be carried forward and subsequently utilized in successive years to a total of five years from the year in which they were incurred. The claims have been maintained annually by Kinross who have sufficient expenditure reserve to apply for the next five years. Prior to production, Kinross will likely convert the claims to a mining lease or apply for a millsite permit, a procedure involving public hearings and an environmental impact study. In anticipation, the Issuer has legally surveyed the claims and has completed a series of six water wells for ground water monitoring purposes, already underway.

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

History

In 1989, the Issuer acquired an option on the Gil Mineral Claims from Nerco Exploration Company whose exploration work on the property had consisted largely of surface magnetometer surveys. In 1991, the Issuer signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross. Kinross earned an 80% interest in the Gil Mineral Claims from the Issuer by incurring exploration expenditures on the property of $600,000. During the past ten years, Kinross and its predecessors have conducted an integrated exploration program on the claims incurring total expenditures of between US$3,500,000 and US$4,000,000.

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

Exploration and Development during the past 3 years

During fiscal 2004, 2005 and 2006, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 98,916US in 2006, $104,824US in 2005, and $226,916US in the May 2004 year.

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

In October 2005, we completed a reverse drilling program. The Gil/Sourdough drilling consisted of 1,560 feet of RC drilling for a total of 9 holes. Additional drilling is planned following seasonal freeze-up to extend the Sourdough mineralized zone.

On January 26, 2006, an exploration update for the Gil Joint Venture was released. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area.

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

The goal of the 2006 Gil Joint Venture exploration program should initially focus on completing an overall update of the database. This would include the production of new geologic and geochemical maps. Fieldwork should consist of mapping and sampling across interpreted geophysical and geochemical anomalies. This updated information could then be integrated with the geophysical data to further define existing exploration targets or generate new targets in the Gil Joint Venture claim block.

On July 10, 2006 the Company announced that drilling is to commence this summer on a new gold target on the Gil joint venture. A total of three drill holes is initially planned to test the most favorable geophysical target on the Gil Joint Venture. Drilling has commences as of September 12, 2006.

In September, 2006, the necessary permits were approved, and drilling commenced on the new gold target on the Gil joint venture. The initial drill program will consist of three drill holes, and approximately 2000’ of drilling, with a potential for additional drilling pending the results of the first phase.

The new gold target was located by integrating geologic and geochemical information with the recent geophysical data. Drilling initially is planned to test the most favorable geophysical target on the Gil joint venture. As of the date of this 20-F, we have not received data from the drilling program.

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

Exploration and Development-Annual Program Goals

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

2006 Gil Joint Venture Recommendations

The goal of the 2006 Gil Joint Venture exploration program should initially focus on completing an overall update of the database. This would include the production of new geologic and geochemical maps. Fieldwork should consist of mapping and sampling across interpreted geophysical and geochemical anomalies. This updated information could then be integrated with the geophysical data to further define existing exploration targets or generate new targets in the Gil Joint Venture claim block.

WEST RIDGE PROPERTY

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

In mid-2003 Teryl acquired and exploration option on a 440 acre parcel of fee-simple land owned 100% by the Alaska Mental Health Trust (Figure 2). These lands lie within and adjacent to the northern boundary of the West Ridge claims and can be converted to a development lease at the option of Teryl. In consideration for the State of Alaska lease, a variable net smelter returns (NSR) production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO). The NSR royalty ranges from 2.5% for gold prices below $300 to 5% for gold prices above $500. Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell. Annual rental charges on the Mental Health Trust lease total $2,200 per year for 2003 through 2005 with work commitments of $4,400 per year for the same period. The Mental Health Trust lease is in good standing.

In mid-August 2003 Teryl acquired an option to purchase 70.785 acres of patented land from Fairbanks mine operator Michael Roberts (Figure 2). The claim, known as Anderson Group 2nd Tier Right Limit of Dome Creek was patented as Mineral Survey No. 1740 and is situated on the north side of Dome Creek in a physically separate block from the other Teryl holdings at West Ridge. Under terms of the agreement Teryl has the option to purchase 100% interest in the claim, subject to a 5% net profits interest retained by Roberts, by making stages cash payment totaling $147,500 before August 31, 2006. The agreement currently is in good standing.

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

No further work was conducted on the West Ridge prospect until July 2003 when Teryl retained the author to review past work and make recommendations for future work on the property. Initial efforts focused on the Old Glory and the newly discovered Black Dome prospects. During the period July 2003 through January 2004 Teryl funded hand trenching, rock sampling, power soil auger sampling, trenching and ground magnetics and VLF surveys over the Old Glory prospect and limited power soil auger sampling, rock sampling and prospecting on the Black Dome prospect

In September 2004, we discovered a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl.

No field work was conducted on the West Ridge property during 2005 or 2006.

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

Drilling and Exploration and Development

Prior to the work conducted by Teryl in 2003 the only significant exploration work conducted on the West Ridge project was that conducted by Teryl (1992-96) and Kinross (1998 and 1999, See History). Teryl’s efforts consisted of ground magnetics and soil auger sampling which identified the East and West anomalies (see History). Except for gold values, details of these surveys are not available to the author. A total of 718 soil auger samples were collected by Teryl with gold values ranging from 2 to 990 ppb (Teryl, 1996). Anomalous gold was clustered in two locations in the central part of the property on the ridge between Moose Creek and Seattle Creek and on the divide between upper Dome Creek and Steamboat Creek. A single anomalous soil sample containing 215 ppb gold was detected near the Old Glory prospect but was not associated with other anomalous soil samples.

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

Drilling

Past drilling on the West Ridge property was conducted by Kinrsoss Gold in 1999. (see History). This work consisted of 4 reverse circulation drill holes (1,650 feet).

A magnetic survey was conducted January 26th, 2004. The survey was a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist.

In September 2004, we announced the discovery of a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

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

In November 2004, a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the ¼ mile square block of State Trust land leased to Teryl. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples.

Of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl.

In December 2004, we received initial drill results from the 2004 exploration drilling at its Fox Creek prospect in the Fairbanks District, Alaska.

The two Fox Creek reverse circulation drill holes were completed in October to test surface sample results that returned 1.36 gpt gold during initial due diligence sampling and a 1995 hole drilled by AMAX Gold that returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property, the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling.

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

Sampling Method and Approach

All rock samples collected during the 2003 field programs were marked in the field using Garmin 48XL and Garmin Etrex hand-held GPS units. Each grab rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes. Each soil sample collected for analysis was accompanied by a separate lithology sample that was washed, logged and added to the digital database by Avalon. Samples collected were placed in double nylon shipping sacks and picked up at Avalon’s secured warehouse by representatives of ALS Chemex of Fairbanks.

Soil sampling completed in 2003 consisted of power auger soil sampling using 3-inch wide auger flights powered by man-portable gas powerheads. Sampling protocols in place for the program dictated that only top of bedrock soil samples would be collected. Samples were not collected at sample stations where overburden was deeper than the 12 feet of auger flight on hand or where discontinuous permafrost prevented sampling at the soil – bedrock interface. Trench channel sampling conducted in October was conducted with geologic pick and chisel.

Sample Preparation, Analyses and Security

All samples collected in 2003 were prepared by ALS Chemex at their Fairbanks preparation facility and analyzed by ALS Chemex at their North Vancouver laboratory. The entirety of each grab and channel rock sample was crushed to 85% passing 75 microns (200 mesh). The entirety of each soil sample collected in 2003 was dried, sieved through a 180 micron (80 mesh) screen and pulverized to +85% passing 75 microns (200 mesh). All soil and rock samples were analyzed for Au by 30 gram lead collection fire assay techniques with an atomic emission spectrographic finish. In addition each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by inductively coupled plasma (ICP) finish. Pulps and rejects from the 2003 program were returned to Avalon Development’s Fairbanks warehouse for permanent storage.

Data Verification

Sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted as the first sample in a submittal and thereafter in the same submittal on a minimum 1 for 25 basis. A total of 82 sample blanks were inserted into the sampling sequence for the 2003 program. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses performed by ALS Chemex on the blanks from the West Ridge project indicate no unusual or spurious sample results in the blanks submitted. No standards were included in analytical sample shipments.

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

On May 18, 2006, the Company entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) in the Ken Lee #1 natural gas well, located in Knox County, Kentucky, USA, for $103,045 ($92,500 US). As the well was still being drilled at the date of the balance sheet, no depletion has been allowed for. The Company has first refusal rights to participate in up to 23 future wells.

Plan of Operations

Source of Funds for Fiscal 2005/2006

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

We had a working capital surplus of $ 207,994 on May 31, 2006. Subsequent to May 31, 2006, we have raised an additional $ 5,878 from Oil & Gas operations and $Nil through the sale of common shares.

Use of Funds for Fiscal 2006/2007

During Fiscal 2006/2007, we estimate that we will expend approximately $350,000 on general and administrative expenses. During Fiscal 2006/2007 we estimate that we will expend approximately $198,000 on property exploration and development expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets.

As of May 31, 2006, we had assets valued at $ 240,586 located in Canada; and assets valued at $ 3,261,017 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004 respectively are included in this Registration Statement.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $ 430,646 in the year ended May 31, 2006 (2005 - $ 515,740; 2004 - $ 791,776).

A.        OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2006, May 31, 2005 and May 31, 2004.

Fiscal Year Ended May 31, 2006 compared to Fiscal year Ended May 31, 2005

Results of Operations

During fiscal 2006, revenue from oil and gas operations was $ 27,154 as compared to $ 28,307 for fiscal 2005. The Company also received advances from related parties of $26,956 during fiscal 2006.

Administrative expenses in fiscal 2006 totaled $378,474 as compared to $528,086 in 2005. The expenses decreased from the prior year mainly due to the decreased activity in investor relations, which was $110,076 in fiscal 2006 (2005 - $229,678). Office, rent and telephone totaled $11,944 compared to $13,786 in 2005. Professional fees totaled $46,228 compared to $50,718 in 2005. Management and directors fees decreased to $74,262 in 2006 from $84,899 in 2005. The Company paid $163,320 for mining exploration work in 2006 as compared to $253,967 in 2005. Keltic Bryce Enterprises was paid $ 161,749 regarding their outstanding debenture and accrued interest.

Fiscal Year Ended May 31, 2005 compared to Fiscal year Ended May 31, 2004

Results of Operations

During fiscal 2005, revenue from oil and gas operations was $ 28,307 as compared to $ 21,037 for fiscal 2004.

Administrative expenses in fiscal 2005 totaled $528,086 as compared to $769,158 in 2004. The expenses decreased from the prior year mainly due to the decreased activity in investor relations, which was $229,678 in fiscal 2005 (2004 - $327,302) and management and directors fees which decreased to $84,899 from $224,877 in fiscal 2004. Office, rent and telephone totaled $13,786 compared to $18,393 in 2004. Professional fees totaled $50,718 compared to $29,435 in 2004. The Company paid $253,967 for mining exploration work in 2005 as compared to $654,642 in 2004. The Company paid $22,602 for mining acquisitions in 2005 as compared to $20,645 in 2004. Related parties were repaid $142,203 in advances from prior years.

Results of Operations for the three months ended August 31, 2006 compared to August 31, 2005

Financial Results

During the period ended August 31, 2006, revenue from oil and gas operations was $6,661 as compared to $6,362 for 2005. The Company also received advances from related parties of $7,548 during the period

For the three months ended August 31, 2006, the Company incurred a net loss of $69,002 (loss per share - $0.002) compared to a net loss of $84,138 (loss per share - $0.002) for the period ended August 31, 2005. The loss is comprised of the general and administrative expenses of $74,880 (2005 – $73,326) and oil and gas operating expenses of $783 (2005 - $1,296). In the August 31, 2005 period the Company wrote off $15,878 in mineral property acquisition costs as the Fox Creek option was cancelled.

In the three-month period ended August 31, 2006 compared to the same period in prior year, the Company decreased its mineral exploration expenses to $2,664 from $34,509 and its investor relations to $23,672 from $30,403. Since the Keltic Bryce debenture was repaid in fiscal 2006, the interest payments are no longer a factor in administration costs. Most of the other expenses for the Company remain relatively constant between the two comparative periods.

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

Liquidity

Fiscal Year Ended May 31, 2006 compared to Fiscal year Ended May 31, 2005

During 2006, we financed our operations by the issue of 2,690,500 common shares for cash proceeds of $671,250, which consisted of the issuance of 2,648,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $657,746 after issue costs, the issuance of 37,500 common shares pursuant to the exercise of stock options for cash proceeds of $7,500, and the issuance of 5,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $1,750.

During 2006, we spent $390,492 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2006 as compared to $529,428 the year ended May 31, 2005.

Our cash position decreased by $108,651 to $209,636 and our working capital as at May 31, 2006 was $207,994.

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

During 2004, we spent $1,201,934 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2004 as compared to $342,517 the year ended May 31, 2003.

Our cash position increased by $420,939 to $370,558 and our working capital at May 31, 2004 was $20,032.

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2006 we had 39,468,188 issued and outstanding common shares (May 31, 2005 – 36,777,688) issued and outstanding common shares), and at November 8, 2006 we had 39,468,188 issued and outstanding common shares. No Preferred Shares have been issued to date. The directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

During the year ended May 31, 2006, 37,500 stock options were exercised, 375,000 stock options expired or were cancelled and no stock options were granted. As at May 31, 2006 we had 2,177,500 stock options outstanding at exercise prices ranging from $0.15 per share to $0.45 per share with expiry dates ranging from October 7, 2006 to March 5, 2009. These stock options vest over a two-year period from the date of grant. Subsequent to May 31, 2006, no stock options have been exercised and 250,000 options at an exercise price of $0.285 per share and 50,000 at an exercise price of $0.30 were issued. If exercised, the remaining 2,177,500 stock options would increase our available cash by $463,500.

As at May 31, 2006 we had 1,324,000 warrants outstanding exercisable at a price of $0.30 per share before May 17, 2007 and $0.35 per share before May 17, 2008. If exercised, the outstanding 1,324,000 warrants would increase our available cash by $430,300 at an average price of $0.325.

Contributed surplus was $169,401 as at May 31, 2006 (2005 - $175,935). The decrease of $ 6,534 represents the difference between the fair value of 37,500 stock options exercised in the fiscal year ended May 31, 2006, which had already been recorded in the Company’s books and the fair market value at the date of exercise. The fair value of the outstanding options, compensation options and broker’s warrants granted was calculated using the Black-Scholes method of valuation.

As at May 31, 2005 we had 2,590,000 stock options outstanding ranging from an exercise price of $0.15 per share to $0.45 per share with expiry dates ranging from February 19, 2006 to October 19, 2009. These stock options vest over a two year period from the date of grant.

As at May 31, 2005 we had 3,184,500 warrants outstanding ranging from an exercise price of $0.35 per share to $0.60 per share with expiry dates ranging from August 26, 2005 to May 18, 2006.

During fiscal 2005, no stock options were exercised, 622,000 warrants were exercised at $0.30 per share for proceeds of $186,600 and 975,000 warrants were exercised at $0.15 per share for proceeds of $146,250. We do not have any long-term debt or other obligations.

Financings

We have financed our operations through funds raised in loans, private placements of equity securities, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

				Amount
Fiscal Year	Nature of Share Issuance		Number of Shares	(Cdn $)
Fiscal 2005	Private placement warrants exercised	A	622,000	186,600
	Private placement warrants exercised	B	975,000	146,250
	Private placement	C	2,000,000	593,363

Fiscal 2006	Stock option exercised	D	37,500	7,500
		E
	Private placement		2,648,000	662,000
		F
	Stock option exercised		5,000	1,750

A.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.
B.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.
C.

On May 18, 2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 6,637) to net the treasury $ 593,363. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

D.	On February 23, 2006, a consultant exercised a portion of his stock option for 37,500 common shares at a price of $ 0.20 to net the treasury $ 7,500.
E.

On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one- half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

F.	On May 18, 2006, one individual exercised warrants for 5,000 shares at a price of $0.35 per share.

Capital Expenditures

Fiscal Year

Fiscal 2005	$ 39,686 (1)

Fiscal 2006	$ 103,045 (2)

(1) This expenditure related to the purchase of mineral properties for $ 22,602 and automotive and office equipment for $17,084

(2) This expenditure related to the purchase gas well interests. For US GAAP this amount is expensed.

Accumulated expenditures for the Mineral properties to May 31, 2006:

		Westridge	Black Dome (1)	Fish Creek	Fox Creek (2)
Expense ($)	Gil Property	Property
Geology	1,299,592	244,902	Nil	53,113	nil
Drilling and	769,090	Nil	Nil	48,785	nil
Trenching
Geophysics	Nil	351,113	Nil	Nil	Nil
Admin.	Nil	25,832	Nil	Nil	Nil
Tech. Anal.	7,383	6,789	Nil	20,884	Nil
Acquisition	31,127	116,189	Nil	33,538	Nil
Costs

(1) All expenses for this claim included in Westridge property figures.
(2) The lease was cancelled in the May 31, 2006 year and accordingly, property costs and exploration costs were written off.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2006, 2005 and 2004.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2004, May 31, 2005 and May 31, 2006. We do not hold any patents, trademarks or copyrights.

D.        TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E.        OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2006.

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	447,500	447,500	Nil	Nil	Nil
Long-term debt obligations	Nil			-	-
Capital (Finance) Lease obligations	Nil			-	-
Operating lease obligations	Nil			-	-
Purchase Obligations	Nil			-	-
Other Long-term liabilities reflected on the Company’s Balance sheet under US GAAP	Nil			-	-
Total	447,500	447,500	Nil	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Alaska and Arizona, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Gil Property, Alaska	2006	$ -	$ -	-
	2007	$ -	$ -	-
Westridge Property, Alaska	2006	$ -	$ -	-
	2007	$ -	$ -	-
Fish Creek, Alaska	2006	$ -	$ 193,750	100,000
	2007	$ -	$ 193,750	-
Black Dome, Alaska	2006	$ -	$ -	-
	2007	$ -	$ -	-
Gold Hill, Arizona	2006	$ -	$ -	-
	2007	$ 10,000	$ 50,000	-

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Oil and Gas Wells:

The Company has no commitment to participate in the drilling of gas wells in Knox & Laurel Counties located in Kentucky, USA, however it has first right of refusal to participate in up to 23 future wells to be drilled.

G.        Safe Harbor

Not applicable.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2006, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of January 2, 2007.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (2)(3)	President, Director	66	October 25 , 1982
Jennifer Lorette (1)(3)	Director	34	February 20, 2004
Susanne Robertson (1)(2)(3)	Director	60	September 12 , 1990
Monique van Oord (1)(3)	Chief Financial Officer, Secretary, Director	45	October 17, 2002

(1)	Indicates member of the Issuer's audit committee.

(2)	The Senior Management serves at the pleasure of the Board of Directors.

(3)

Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

John Robertson. Mr. Robertson is the President and a founder of the Company since 1982; Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor (“Rand Cam Engine”) and hydrogen separator technology. Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

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

Susanne Robertson. Director of the Company since 1990; Principal of SMR Investments, Ltd., a private business and financial consulting company, since 1979; Director of Linux Gold Corp, a BC company reporting in the US and Canada involved in the development of computer software, since 1984. Ms. Robertson is a citizen and resident of Canada

Monique van Oord. Director of the Company and Chief Financial Officer since January 2003. Director of Linux Gold Corp. since February 2004, Administrator for several public and private companies from 2002 to date; Counsellor with Magdeline Society between 2001 and 2002. Ms. van Oord is a citizen and resident of Canada.

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

B.        COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / SARS (3) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2006 2005 2004	12,000(1) 12,000(1) 12,000(1)	Nil Nil Nil	30,000.00(5) 30,000.00(5) 17,500.00(5)	990,000 / Nil 990,000 / Nil 990,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Director	2006 2005 2004	19,000(6) 25,750(6) 24,375 (6)	Nil Nil Nil	Nil Nil Nil	100,000 / Nil 100,000 / Nil 100,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 / Nil 500,000 / Nil 500,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Chief Financial Officer, Secretary, Director	2006 2005 2004	19,550 23,500 20,874	Nil Nil Nil	Nil Nil Nil	50,000 / Nil 50,000 / Nil 25.000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	John Robertson received $12,000 in Director’s Fees.

(2)

During fiscal 2006, Mr. Robertson held 990,000 options exercisable at $0.15, none of which have been exercised to record date.. Jennifer Lorette, a Vice President, held 100,000 options exercisable at $0.15 per share, Jennifer Lorette has not exercised any options to record date. Susanne Robertson, a Director, held 500,000 options exercisable at $0.15, none of which have been exercised to record date. Yale Hirsch, a Vice President, was granted 200,000 options exercisable at $0.15 during fiscal 2002. Yale Hirsch exercised all his options during fiscal 2004. In February, 2004, Monique van Oord, an Officer and Director, exercised 25,000 options granted previously at $0.40 and was issued 50,000 options exercisable at $0.35 in March 2004, none of which have been exercised to record date.

(3)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(4)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(5)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(6)	Jennifer Lorette, a Vice President, received consulting fees directly and wages were paid through KLR Petroleum Ltd. which administer the payroll for the Company and related parties.

There are no other management contracts in existence at this time which the Company is a party to.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2006	Exercise or Base Price ($/Security) (1)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($)	Expiry Date
Directors who are not Named Executive Officers	Nil	nil% (2)	$0(1)		$0

(1)	During the fiscal year ended May 31, 2006 no stock options were granted. During the three month period ended August 31, 2006 275,000 were granted to consultants.

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

During the fiscal year ended May 31, 2006 no stock options were granted pursuant to stock option plans. 37,500 employee options were exercised and 375,000 options were cancelled or expired (see Note 12 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 2,452,500. All exercise prices are CDN dollars as listed in the following tables. See Note 12 to the financial statements.

The following table gives certain information concerning stock option exercises during the year ended May 31, 2006 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2006
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/ Unexercisable

John G. Robertson, President and Director	N/A	N/A	990,000 / Nil	$0.15 / N/A

Jennifer Lorette, Director	N/A	N/A	100,000 / Nil	$0.15 / N/A

Susanne Robertson, Director	N/A	N/A	500,000 / Nil	$0.15 / N/A

Monique van Oord, Director, Chief Financial Officer	N/A	N/A	50,000 / Nil	$0.35 / $N/A

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	990,000	$0.15	April 22, 2007
Jennifer Lorette	100,000	$0.15	April 22, 2007
Monique van Oord	50,000	$0.35	March 5, 2009
Susanne Robertson	500,000	$0.15	April 22, 2007

TOTAL HELD AS A GROUP:	1,640,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	50,000	$0.40	December 16, 2007
James Kerr	75,000	$040	March 4, 2008
Peter Zihlmann	112,500	$0.20	October 20,2008
George Duggan	300,000	$0.45	November 13, 2008
Agoracom Investor Relations Corp.	250,000	$0.285	June 1, 2009
Barbara West	25,000	$0.30	June 11, 2011

TOTAL HELD AS A GROUP:	812,500

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

C.        BOARD PRACTICES

Under section 224 of the Business Corporations Act, S.B.C. 2002, c. 57, the directors of a company must, at their first meeting on or after each annual reference date, elect an audit committee, to hold office until the next annual reference date. The audit committee must be composed of at least 3 directors, and a majority of the members of the committee must not be officers or employees of the company or of an affiliate of the company. The members must elect a chair from among their number and determine their own procedures. The auditor of a company must be given reasonable notice of, and has the right to appear before and to be heard at each meeting of the company’s audit committee and must appear before the audit committee when request to do so by the committee and after being given reasonable notice to do so. Our Board of Directors established an Audit Committee which members consist of Monique van Oord, Susanne Robertson and Jennifer Lorette.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.        EMPLOYEES

We employed no employees during any of the years ended May 31, 2006, May 31, 2005 and May 31, 2004. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E.        SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at May 31, 2006:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,185,996 (2)	8.1%
Jennifer Lorette	162,800 (3)	0%
Monique van Oord	80,000 (4)	0%
Susanne Robertson	6,529,983 (5)	16.5%

(1)	as at May 31, 2006, there were 39,468,188 issued and outstanding common shares.
(2)

includes 395,450 shares registered in the name of Access Information Services, a corporation controlled by the Robertson Family Trust, and 990,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust], 50,000 shares registered in the name of KLR Petroleum (a company controlled by Mr. Robertson). Mr. Robertson's address is the same as our address].

(3)	Includes 100,000 options that are currently exercisable. Ms. Lorette's address is the same as our address.
(4)	Includes 50,000 options that are currently exercisable. Ms. van Oord’s address is the same as the Company’s.
(5)	includes 5,338,883 shares registered in the name of SMR Investments Ltd., and 500,000 options that are currently exercisable, . Ms. Robertson's address is the same as the Company’s.

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

At May 31, 2006, we are aware of one shareholder who owns 5% or greater of the voting shares of the Company. Sue Robertson, our director, owns 5,949,983 of our issued and outstanding common shares. Of these, 691,100 common shares are held directly and the balance of 5,258,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson. Mrs. Robertson does not have any different voting rights.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.

Canadian Share Ownership.

On November 30, 2006, our shareholders list showed 39,468,188 common shares outstanding with 220 registered shareholders. The indirect holding by depository institutions and other financial institutions is estimated as 71 holders of record resident in Canada, holding an aggregate of 31,089,285 common shares; 144 holders of record resident in the United States, holding an aggregate of 6,943,653 common shares; and 5 holders of record resident elsewhere holding an aggregate of 1,435,250 common shares.

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

We paid a director's fee of $12,000 to John G. Robertson, our President, during each of fiscal years 2006, 2005 and 2004.

We had related party advances outstanding of $ 83,255 at the May 31, 2006 year-end, compared to $ 75,058 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2006 are as follows:

  SMR Investments Ltd. is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees of $30,000 (2005 - $30,000; 2004 - $17,500) by SMR during the current year.

  The Company holds 15,880 shares of Linux Gold, Inc., a BC public company with common directors.

  Directors fees of $12,000 (2005 - $12,000; 2004 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $19,000 (2005 - $25,750; 2004 - $24,375) were paid to J. Lorette, a director of the Company and secretarial fees of $19,550 (2005 - $23,500; 2004 - $20,874) were paid to M. van Oord, a director of the Company.

  Fees of $6,770 (2005 - $9,019; 2004 - $1,646) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

  Office rent amounted to $17,040 (2005 - $16,680; 2004 - $15,600) for the year ended May 31, 2006 of which $11,360 (2005 - $11,120; 2004 - $10,400) has been shared with Reg Technologies Inc. and REGI US, Inc.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

C.        INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited consolidated financial statements for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004 and our interim financial statements for the three months ended August 31, 2006, attached hereto.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

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

The following table shows the annual high and low closing prices of our stock traded on the TSXV during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2006	0.41	0.185	0.275
2005	0.56	0.265	0.27
2004	0.85	0.24	0.37
2003	0.53	0.08	0.35
2002	0.27	0.05	0.22

The following table shows the quarterly high and low closing prices of our stock traded on the TSXV during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2006 Q4 5/31/06	0.41	0.255	0.275	2,370,397
Q3 2/28/06	0.39	0.20	0.355	2,176,794
Q2 11/30/05	0.28	0.185	0.235	1,250,975
Q1 8/31/05	0.33	0.23	0.235	739,925

2005 Q4 5/31/05	0.375	0.265	0.27	1,449,964
Q3 2/28/05	0.45	0.30	0.35	2,078,611
Q2 11/30/04	0.56	0.34	0.415	1,400,497
Q1 8/31/04	0.48	0.30	0.385	847,615

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

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia). Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting. There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of May 31, 2006, the share purchase warrants outstanding. As of May 31, 2006, we were aware of 3 holders of our 1,324,000 share purchase warrants, 2 of whom were resident in Canada, 1 holder was offshore and no holders were resident in the United States. These warrants were issued in conjunction with one private placement for the purchase of a total of 2,648,000 common shares.

Effective Date	Number of	Number of	Year 1	Year 2	Expiration Date of Share
of Issuance	Share Purchase	Share Purchase			Purchase Warrants
	Warrants	Warrants Still
	Originally	Outstanding
Issued
May 17, 2006	1,324,000	1,324,000	0.30	0.35	May 17, 2008

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

C.        MATERIAL CONTRACTS

During the years ended May 31, 2006 and May 31, 2005, we entered into the following material contracts.

Fish Creek Joint Venture Agreement

On March 5, 2002 we announced that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska based on the following terms and conditions. The Company would issue 200,000 treasury shares of its common shares, which shares were issued on December 16, 2002, and will give to Linux Gold Corp. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. We may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. We also agree to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

On November 4, 2002, we amended the March 5, 2002 agreement with Linux Gold Corp. We agreed that in consideration for receiving a mining license which was not disclosed to us at the time of the March 5, 2002 agreement, both parties agreed to grant Linux a back in working interest for a 25% interest in the mining lease after Teryl completes the US$500,000 expenditures.

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

F.        DIVIDENDS AND PAYING AGENTS

Not applicable.

G.        STATEMENT BY EXPERTS.

Our financial statements included in this Registration Statement for the years ended May 31, 2006, 2005, and 2004 were audited by Morgan and Company, Chartered Accountant as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.        DOCUMENTS ON DISPLAY.

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.        SUBSIDIARY INFORMATION.

We hold a 100% interest Teryl, Inc., a private Delaware corporation which is currently inactive.

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

ITEM 16.        [Reserved]

ITEM 16A.     Audit Committee Financial Expert

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2006, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Morgan and Company, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.     Code of Ethics

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2006.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2006	2005
Type of Services Rendered	Fiscal Year	Fiscal Year

(a) Audit Fees	$22,620	$19,500

(b) Audit-Related Fees	$8,075	$16,725

(c) Tax Fees	$1,320	$l,800

(d) All Other Fees	$750	$2,025

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

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2006 and 2005, and the consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended May 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
July 28, 2006	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated July 28, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”
July 28, 2006	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	MAY 31
	2006	2005

ASSETS
Current
Cash	$209,636	$318,287
Amounts receivable	95,869	19,589
Prepaid expenses	8,067	56,860
	313,572	394,736
Advances To Related Companies (Note 3)	6,840	25,599
Investments (Note 4)	4,026	4,026
Equipment (Note 5)	16,043	22,890
Natural Gas Well (Note 6)	103,045	-
Mineral Property Interests (Note 7)	190,236	219,397
Deferred Exploration Expenditures (Note 7)	2,867,841	2,743,061

	$3,501,603	$3,409,709

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,719	$30,530
Income taxes payable	604	688
Debenture payable (Note 9)	-	150,000
Advances from related companies (Note 10)	83,255	75,058
	105,578	256,276
Subscriptions Received (Note 15)	69,972	69,972
	175,550	326,248

SHAREHOLDERS’ EQUITY

Share Capital (Note 12)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
39,468,188 (2005 – 36,777,688) common shares	10,624,107	9,944,335

Contributed Surplus	169,401	175,935

Deficit	(7,467,455)	(7,036,809)
	3,326,053	3,083,461

	$3,501,603	$3,409,709

Contingencies And Commitments (Note 11)

Approved by the Directors:

“J. Robertson”	“J. Lorette”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2006	2005	2004

Revenue
Oil and gas income	$27,154	$28,307	$21,037

Expenses
Amortization	6,847	7,664	2,199
Corporation capital taxes	11,549	3,029	4,528
Filing fees	12,804	13,658	28,843
Foreign exchange loss (gain)	4,687	(1,942)	153
Management and directors’ fees	74,262	84,899	224,877
Office and sundry	14,756	12,385	21,974
Office rent and utilities	5,737	5,560	5,200
Oil and gas production, royalties and
other	12,605	30,937	7,118
Professional fees	46,228	50,718	29,435
Publicity, promotion and investor
relations	110,076	229,678	327,302
Secretarial and employee benefits	33,578	45,132	25,141
Shareholders and meeting costs	7,180	2,573	4,324
Telephone	6,207	8,226	13,193
Transfer agent fees	6,830	7,167	10,405
Travel, auto and entertainment	25,128	28,402	64,466
	378,474	528,086	769,158

Operating Loss	(351,320)	(499,779)	(748,121)

Other Income (Expenses)
Interest income	3,079	2,620	2,625
Interest expense	(14,704)	(16,562)	(17,860)
Mineral property written off	(29,161)	-	-
Exploration expenditures written off	(38,540)	(2,019)	(2,152)
Accounts receivable written off	-	-	(26,268)
	(79,326)	(15,961)	(43,655)

Net Loss For The Year	$(430,646)	$(515,740)	$(791,776)

Loss Per Share, Basic and diluted	$(0.01)	$(0.01)	$(0.03)

Weighted Average Number Of
Common Shares Outstanding	36,889,399	34,436,365	28,925,934

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF DEFICIT
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2006	2005	2004
Deficit, Beginning Of Year	$(7,036,809)	$(6,521,069)	$(5,729,293)
Net Loss For The Year	(430,646)	(515,740)	(791,776)
Deficit, End Of Year	$(7,467,455)	$(7,036,809)	$(6,521,069)

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2006	2005	2004

Cash Flows From Operating Activities
Revenue receipts for the year	$27,343	$22,706	$22,764
Receipt of interest income	3,079	2,620	2,625
Refunds of Goods and Services Tax	10,201	18,634	16,634
Payment of interest on debenture	(26,749)	(15,000)	(15,000)
Payments to suppliers for goods and
services	(404,366)	(558,388)	(1,194,832)
	(390,492)	(529,428)	(1,167,809)

Cash Flows From Financing Activities
Borrowings under bank overdraft facilities	-	-	(55,112)
Share capital issued for cash	671,250	913,013	2,446,687
Repayment of debenture	(150,000)	-	-
Related party advances (repayments)	26,956	(142,203)	(170,922)
	548,206	770,810	2,220,653

Cash Flows From Investing Activities
Purchase of mineral property interests	-	(22,602)	(20,645)
Purchase of equipment	-	(17,084)	(11,730)
Purchase of natural gas well interest	(103,045)	-	-
Exploration expenditures	(163,320)	(253,967)	(654,642)
	(266,365)	(293,653)	(687,017)

(Decrease) Increase In Cash	(108,651)	(52,271)	365,827

Cash, Beginning Of Year	318,287	370,558	4,731

Cash, End Of Year	$209,636	$318,287	$370,558

Supplemental Disclosure Of Cash Flow
Information
Interest paid	$26,749	$15,000	$15,000
Income taxes paid	-	-	-

Non-Cash Financing Activities
Shares issued for debt settlement	$-	$-	$70,560

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $430,646 in the year ended May 31, 2006 (2005 - $515,740; 2004 - $791,776). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests.

	b)	Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	c)	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

	d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finder’s fees) and the related exploration expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

		i)	If properties are sold outright – costs are written off entirely against proceeds.

ii)

If properties are sold under option-type agreement – on the basis of cash or shares received over the total undiscounted amount to be received under the agreement, exclusive of royalties or net profit participation.

		iii)	If properties are brought into production – on the basis of units of production over the total estimated reserves recoverable.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Accounting for Mineral Property Interests (Continued)

		iv)	If properties are retained, but have no proven economic reserves and are not currently being explored or developed by the Company or joint venture partner – costs are written down to a nominal value.

		v)	If properties are abandoned – costs are written off entirely.

	e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

	f)	Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

		i)	Monetary items at the rate prevailing at the balance sheet date.
		ii)	Non-monetary items at the historical exchange rate.
		iii)	Revenue and expense at the average rate in effect during the year.

Gains or losses arising on translation are included in the consolidated statements of operations.

	g)	Investments

The Company accounts for its investments in companies subject to significant influence on the equity method. Under the equity method, the pro-rata share of the investee’s earnings is recorded as income and added to the carrying value of the investments shown on the consolidated balance sheet. Dividends received are considered as a return of capital and are accordingly deducted from the carrying value of the investment.

The Company's investments in companies that are not subject to significant influence are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	h)	Financial Instruments

The carrying value of financial instruments, not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, accounts payable, and amounts due to related parties. Their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

	i)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2006 and 2005 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officer, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. As at May 31, 2006, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	p)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

3.	ADVANCES TO RELATED COMPANIES

	2006	2005

Access Information Systems	$-	$70
Information Highway.com Inc.	-	818
KLR Petroleum Inc.	-	8,810
Reg Technologies Inc.	5,419	-
REGI US, Inc.	1,420	1,420
SMR Investments Ltd.	-	14,480
International Diamond Syndicate Ltd. (Note 4)	1	1

	$6,840	$25,599

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS

	2006	2005

Linux Gold Corp.
15,880 shares at cost	$4,026	$4,026

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $7,347 at May 31, 2006 (2005 - $2,492).

5.	EQUIPMENT

	2006	2005

Furniture and fixtures, at cost	$21,237	$48,215
Less: Accumulated amortization	(12,804)	(36,197)
	8,433	12,018

Automotive equipment, at cost	15,531	15,531
Less: Accumulated amortization	(7,921)	(4,659)
	7,610	10,872

	$16,043	$22,890

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

On May 18, 2006, the Company entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) in the Ken Lee #1 natural gas well, located in Knox County, Kentucky, USA, for $103,045 ($92,500 US). As the well was still being drilled at the date of the balance sheet, no depletion has been allowed for. The Company has first refusal rights to participate in up to 23 future wells.

7.	MINERAL PROPERTY INTERESTS

	BALANCE			BALANCE
	MAY 31			MAY 31
	2005	ADDITIONS	WRITE-OFFS	2006

Property costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	-	-	33,538
Anderson Group – 2nd	15,878	-	(15,878)	-
Fox Creek	13,283	-	(13,283)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	-	9,381

	$219,397	$-	$(29,161)	$190,236

	BALANCE			BALANCE
	MAY 31			MAY 31
	2004	ADDITIONS	WRITE-OFFS	2005

Property costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	-	-	33,538
Anderson Group – 2nd	6,559	9,319	-	15,878
Fox Creek	-	13,283	-	13,283
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	-	9,381

	$196,795	$22,602	$-	$219,397

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	a)	Silverknife, Liard, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. Acquisition costs have been written down to $1 and exploration expenditures have been written off entirely, since the claims are not currently being explored and have no proven economic reserves.

	b)	Fish Creek, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until the Company pays $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, subject to TSX approval. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension. TSX approval of the extension is dependent upon receipt of approval of disinterested shareholders. Approval will be sought at the Annual General Meeting scheduled for November 14, 2006.

	c)	Anderson Group, Fairbanks, Alaska, USA

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $15,878 ($12,500 US), with an additional $148,703 ($135,000 US) owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier. During the year, $15,878 in mineral property costs were written off as management decided not to maintain this option.

	d)	Upper Fox Creek, Fairbanks, Alaska, USA

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $13,283 ($10,000 US) per year. The Company made the first $13,283 ($10,000 US) payment, but did not make the 2005 payment and the lease was canceled; accordingly, $13,283 in property costs and $36,377 in exploration costs were written off during the year.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	e)	West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. has been conducting a geophysical survey over the past three years.

	f)	Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $171,720 ($150,000 US). Under the agreement, Fort Knox Venture paid the Company a total of $164,279 ($143,500 US) and contributed $686,880 ($600,000 US) to fund approved programs and budgets earning them an 80% participating interest in the property with the Company, retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold, has been doing exploration work on this property during the 2005 and 2006 years and hopes to go into production in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $111,127 ($98,916 US) in the May, 2006 year and $126,925 ($104,824 US) in the May 2005 year. Further cash calls are expected for the 2007 year.

	g)	Stepovich Lease, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company’s liabilities and obligations under the Stepovich lease.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued) Deferred Exploration Expenditures

	2006	2005

Silverknife Claims (Joint Venture)
Work assessment	$2,163	$2,019

Fish Creek Claims (Joint Venture)
Geophysical survey	756	7,257
Placer sampling and drilling	26,967	21,818
Assays, maps, reports and insurance	11,949	6,440
	39,672	35,515

Fox Creek Claims
Geophysical survey	1,564	34,813

West Ridge Claims
Geophysical survey	8,794	34,982
Rent assessment	-	7,832
	8,794	42,814

Gil Venture (Joint Venture)
Maps and reports	-	937
Phase II exploration – trenching and drilling	111,127	126,925
	111,127	127,862

Exploration expenditures for the year	163,320	243,023

Exploration expenditures written off – abandoned and
inactive claims	(38,540)	(2,019)
	124,780	241,004
Exploration expenditures, beginning of year	2,743,061	2,502,057

Exploration expenditures, end of year	$2,867,841	$2,743,061

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

8.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of May 31 are as follows:

	2006	2005

Non-capital losses carry forwards	$804,000	$741,000
Equipment	16,000	14,000
Resource deductions	474,000	472,000
	1,294,000	1,227,000
Valuation allowance	(1,294,000)	(1,277,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2006	2005

Statutory tax rate	34%	36%

Income tax recovery at statutory rate	$(148,300)	$(183,800)
Permanent differences	2,900	1,300
Effect of change in tax rate	51,700	43,100
Tax benefits not recognized	93,700	139,400

	$-	$-

The Company has non-capital losses of approximately $2,356,000 (2005 - $2,082,000), which expire over the years 2007 to 2016. The Company also has cumulative exploration expenses in the amount of $1,584,000 (2005 - $1,545,000) in Canada, which can be carried forward indefinitely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

9.	DEBENTURE PAYABLE

Pursuant to various agreements, the Company agreed to issue a convertible debenture for $150,000 to Keltic Bryce Enterprises Inc. (“Keltic Bryce”), subject to regulatory approval. The original agreement, dated September 1, 1991, was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. The Company paid Keltic Bryce $15,000 interest on November 15, 2005. Interest of $11,749 was accrued to May 1, 2006 (2005 - $13,260). Therefore, the $150,000 debenture has been fully repaid plus accrued interest.

10.	ADVANCES FROM RELATED COMPANIES

	2006	2005

Linux Gold, Inc.	$20,936	$23,371
JGR Petroleum Inc.	22,584	22,584
KLR Petroleum, Inc.	485	-
Rainbow Network	22,569	22,946
Reg Technologies Inc.	-	6,157
SMR Investments Ltd.	16,681	-

	$83,255	$75,058

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS

Pursuant to an agreement dated May 24, 2006, effective June 1, 2006, Agoracom Investor Relations Corp. will provide investor relation services for one year for $3,000 per month plus GST, and a stock option allowing Agoracom to purchase up to 250,000 common shares in four equal instalments of 62,500 shares, vesting each quarter starting September 1, 2006, and exercisable June 1, 2007 at a price of $0.285 per share. The option will expire on June 1, 2009.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

12.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value 5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2004	33,180,688	$9,018,122	$169,355

Private placement warrants exercised
(a)	622,000	186,600	-
Private placement warrants exercised
(b)	975,000	146,250	-
Private placement (c)	-	600,000	-
Share issue costs	-	(6,637)	-
Stock based compensation	-	-	6,580
	3,597,000	926,213	6,580

Balance, May 31, 2005	36,777,688	9,944,335	175,935

Stock options exercised (d)	37,500	7,500	-
Fair value of stock options exercised	-	12,776	(12,776)
Private placement (e)	2,648,000	662,000	-
Private placement warrants exercised (f)	5,000	1,750	-
Share issue costs	-	(4,254)	-
Stock based compensation	-	-	6,242
	2,690,500	679,772	(6,534)

Balance, May 31, 2006	39,468,188	$10,624,107	$169,401

a)	From June 4 to August 12, 2004, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $0.30 per share.

b)	From September 14 to October 19, 2004, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $0.15 per share.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

c)

On May 18, 2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $0.30 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.35 per share.

	d)	On February 23, 2006, a consultant exercised a portion of his stock options for 37,500 common shares at a price of $0.20 per share.

e)

On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

	f)	On May 18, 2006, one individual exercised warrants for 5,000 shares at a price of $0.35 per share.

On October 19, 2004, the Company granted a consultant stock options for up to 25,000 common shares exercisable at $0.45 per share for a five-year term; and on March 7, 2005, one employee’s options for 50,000 common shares were repriced from $0.63 to $0.35. On October 7, 2005, one employee’s options for 150,000 common shares were repriced from $0.40 to $0.20; and on November 17, 2005, one employee’s options for 25,000 common shares at $0.45 were cancelled. On February 19, 2006, a consultant’s options for 350,000 common shares at a price of $0.40 expired without being exercised.

Subsequent to year-end, on June 29, 2006, the Company granted a consultant stock options for 25,000 common shares exercisable at $0.30 per share for a five-year term.

Outstanding Commitments to Issue Shares

At May 31, 2006, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER OF		EXPIRY
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,324,000	$ 0.30/0.35	May 17, 2007/2008
Consultants’ options	112,500	$ 0.20	October 7, 2006
Directors’ options	1,590,000	$ 0.15	April 22, 2007
Employees’ options	50,000	$ 0.40	December 16, 2007
Consultants’ options	75,000	$ 0.40	March 4, 2008
Consultants’ options	300,000	$ 0.45	November 13, 2008
Directors’ options	50,000	$ 0.35	March 5, 2009

	3,501,500

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

During the year ended May 31, 2006, the Company had the following stock option activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance, May 31, 2004	2,565,000	$0.26

Granted	25,000	0.45

Balance, May 31, 2005	2,590,000	0.27

Expired	(350,000)	0.40
Exercised	(37,500)	0.20
Cancelled	(25,000)	0.45

Balance, May 31, 2006	2,177,500	$0.21

Stock Based Compensation Expense

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted: expected volatility of 52% (2005 - 158%; 2004 – 158%), weighted average risk free interest rate of 3.40% (2005 - 4.56%; 2004 – 4.56%) and expected life of 1 year (2005 – 2 years; 2004 – 2 years).

The following table summarizes information about the stock options outstanding at May 31, 2006:

		WEIGHTED
WEIGHTED	NUMBER	AVERAGE	NUMBER
AVERAGE	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$ 0.15	1,590,000	0.89	1,590,000
$ 0.40	125,000	1.68	125,000
$ 0.45	300,000	2.46	300,000
$ 0.35	50,000	2.76	50,000
$ 0.20	112,500	0.35	112,500

$ 0.20	2,177,500	1.17	2,177,500

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

13.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company which shares office facilities and staff, and several directors. REGI US, Inc. is another company with common directors, staff and office facilities.

SMR Investments Ltd. is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees of $30,000 (2005 - $30,000; 2004 - $17,500) by SMR during the current year.

The Company holds 15,880 shares of Linux Gold, Inc., a BC public company with common directors.

During the 2006 fiscal year, director’s fees of $12,000 (2005 - $12,000; 2004 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $19,000 (2005 - $25,750; 2004 - $24,375) were paid to J. Lorette, a director of the Company and secretarial fees of $19,550 (2005 - $23,500; 2004 - $20,874) were paid to M. van Oord, a director of the Company.

Fees of $6,770 (2005 - $9,019; 2004 - $1,646) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent amounted to $17,040 (2005 - $16,680; 2004 - $15,600) for the year ended May 31, 2006 of which $11,360 (2005 - $11,120; 2004 - $10,400) has been shared with Reg Technologies Inc. and REGI US, Inc.

14.	SUBSEQUENT EVENTS

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits Royalty to the vendors, for the following considerations:

	a)	$5,508 ($5,000 US) to complete a due diligence within 90 days.

	b)	$11,015 ($10,000 US) upon completion of the due diligence and $11,015 ($10,000 US) per year thereafter.

	c)	complete a $55,075 ($50,000 US) first phase exploration program conducted by the Vendors.

	d)	$275,375 ($250,000 US) per year upon commencement of production.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

15.	TERYL, INC. TRANSACTIONS (100% US SUBSIDIARY)

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $0.23 ($0.15 US) and subscriptions of $146,044 ($96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $76,072 ($51,750 US) worth of capital stock was issued on May 23, 2003 for these subscriptions. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

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

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2006, 2005 and 2004.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

The Company has a stock-based compensation plan which is described in note 12. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments” to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2006, 2005 and 2004.

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3 ”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 ”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non- monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore, a description and its impact for each on the Company’s operations and financial position have not been disclosed.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2006
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$320,412	$-	$320,412
Investments	4,026	3,321	7,347
Equipment	16,043	-	16,043
Natural gas well	103,045	(103,045)	-
Mineral property interests	190,236	-	190,236
Deferred expenditures	2,867,841	(2,867,841)	-

	$3,501,603	$(2,967,565)	$534,038

Current liabilities	$105,578	$-	$105,578
Shareholders’ equity	3,396,025	(2,967,565)	428,460

	$3,501,603	$(2,967,565)	$534,038

		2005
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$420,335	$-	$420,335
Investments	4,026	(1,534)	2,492
Equipment	22,890	-	22,890
Mineral property interests	219,397	-	219,397
Deferred expenditures	2,743,061	(2,743,061)	-

	$3,409,709	$(2,744,595)	$665,114

Current liabilities	$256,276	$-	$256,276
Shareholders’ equity	3,153,433	(2,744,595)	408,838

	$3,409,709	$(2,744,595)	$665,114

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		2004
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current Assets	$427,773	$-	$427,773
Investments	4,026	519	4,545
Equipment	13,470	-	13,470
Mineral property interests	196,795	-	196,795
Deferred expenditures	2,502,057	(2,502,057)	-

	$3,144,121	$(2,501,538)	$642,583

Current liabilities	$407,741	$-	$407,741
Shareholders’ equity	2,736,380	(2,501,538)	234,842

	$3,144,121	$(2,501,538)	$642,583

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2006	2005	2004

Net loss for the year, Canadian
GAAP	$(430,646)	$(515,740)	$(791,776)

Adjustments:
Deferred exploration costs	(124,780)	(241,004)	(652,490)

Net loss for the year, US GAAP	$(555,426)	$(756,744)	$(1,444,266)

Basic and diluted loss per share,
US GAAP	$(0.02)	$(0.02)	$(0.05)

Weighted average number of
common shares outstanding,
basic and diluted	36,889,399	34,436,365	28,925,934

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006 AND 2005
(Stated in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The Company’s comprehensive loss is comprised as follows:

	2006	2005	2004
Net loss for the year, US GAAP	$(555,426)	$(756,744)	$(1,444,266)
Change in net unrealized gains (losses) on
available-for-sale investments	4,855	(2,053)	4,002
Comprehensive loss	$(550,571)	$(758,797)	$(1,440,264)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2006	2005	2004
Cash flows used in operating activities,
Canadian GAAP	$(390,492)	$(529,428)	$(1,167,809)
Deferred exploration costs	(163,320)	(253,967)	(654,642)
Cash flows used in operating activities, US
GAAP	(553,812)	(783,395)	(1,822,451)
Cash flows provided by financing activities,
Canadian GAAP and US GAAP	548,206	770,810	2,275,765
Cash flows used in investing activities,
Canadian GAAP	(266,365)	(293,653)	(687,017)
Deferred exploration costs	163,320	253,967	654,642
Cash flows used in investing activities, US
GAAP	(103,045)	(39,686)	(32,375)
(Decrease) Increase in cash	(108,651)	(52,271)	420,939
Cash (Bank indebtedness), beginning of
year	318,287	370,558	(50,381)
Cash, end of year	$209,636	$318,287	$370,558

ITEM 18.        FINANCIAL STATEMENTS

Not applicable.

ITEM 19.        EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Agreement between Teryl Resources Corp. and Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) made March 5, 2002 Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)

4.6	Anderson Group Property Purchase Agreement dated August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
8.1	List of Subsidiaries	(7)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(7)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(7)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(7)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Susanne Robertson)	(7)
14.1	Consent of Morgan and Company	(7)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2003
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2004
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2005
(7)	attached hereto

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