Form 20-F
period 2007-05-31
TERYL RESOURCES CORP
filed 2007-10-19
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –
For the fiscal year ended May 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – n/a

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934- n/a

Commission File Number 000-31076

TERYL RESOURCES CORP.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

240 - 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,862,528 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]  No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer: [   ]      Accelerated filer: [   ]      Non-accelerated filer: [X]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes [   ]   No [X]

Index to Exhibits on Page 75

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

In September 1985 we made a public offering of our Common Shares to residents of British Columbia and, following the completion of the offering, our shares were listed on the Vancouver Stock Exchange (now the TSX Venture Exchange) on September 13, 1985. On October 25, 1985 a special resolution was passed authorizing the creation of 5,000,000 preferred shares with a par value of $1.00.

On November 30, 1988, a special resolution was passed altering our Memorandum and adopting new Articles which changed our authorized capital from 10,000,000 Common Shares without par value to 30,000,000 Common Shares without par value and 5,000,000 Preferred Shares of non-voting stock with a par value of $1.00.

On November 20, 2000, a special resolution was passed altering our Memorandum and adopting new Articles which changed our authorized capital from 30,000,000 Common Shares without par value to 100,000,000 Common Shares without par value. Of these, 40,862,528 Common Shares were issued and outstanding as of May 31, 2007, and 43,577,528 as at October 4, 2007. 5,000,000 Preferred Shares of non-voting stock with a par value of $1.00 have also been authorized. No Preferred Shares have ever been issued.

At the annual general meeting held January 22, 2003, the board of directors of the Company was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 4, 2003; however, the Company did not complete the paperwork for informing the regulatory authorities, and, therefore, continued to use the name of Teryl Resources Corp. On November 25, 2004, the name was changed back to Teryl Resources Corp. with the Province of British Columbia.

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

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $465,540 in the year ended May 31, 2007 (2006 - $430,646; 2005- $515,740). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

Teryl Resources Corp. (the "Company”), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer".

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

The following table lists the names of our Directors as of September 19, 2007.

Name	Age	Date First Elected or Appointed
John Robertson (2)	66	October 25, 1985
Jennifer Lorette (1)(2)	35	February 20, 2001
Susanne Robertson (1)(2)	61	September 12, 1990
Monique van Oord (1)(2)	46	October 17, 2002

(1) Member of Audit Committee.
(2) Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada

Senior Management

The following table lists the names of our Senior Management as of May 31, 2007, and of the date of this 20-F. Our Senior Management serves at the pleasure of the Board of Directors.

Name	Age	Date First Elected or Appointed
John Robertson , President and Secretary (1)	66	October 25, 1985
Monique van Oord , Chief Financial Officer (1)	46	October 17, 2002

(1) Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada

Mr. Robertson’s business functions, as our President and principal executive officer, include strategic planning, business development, operations, financial administration, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation /payment/ organization of our expenses/taxes/ activities, and reporting to the Board of Directors. Mr. Robertson’s business functions, as our Secretary, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of our expenses/taxes/activities. He assists in ensuring our compliance with all statutory and regulatory compliance. Mr. Robertson’s business functions, as our Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed, causing preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing our corporate seal and of all books, records and instruments belonging to us, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board or the chief executive officer may specify. Mr. Robertson may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

Ms. van Oord’s business functions, as our Chief Financial Officer include financial administration, accounting, liaison with auditors-accountants, overseeing business and administrative operations of the Company and preparation /payment/ organization of our expenses/taxes/activities, and reporting to the Board of Directors.

Advisors

Our Canadian Legal Counsel is:

Tupper Jonsson & Yeadon
Attn: Carl R. Jonsson
Barristers & Solicitors
1710 - 1177 West Hastings Street
Vancouver, B.C. V6E 2L3
Tel: (604) 640-6357; Fax: (604) 681-0139

Our Bank is:

Bank of Montreal
6088 No. 3 Road,
Richmond, BC Canada V7A 5H5
(604) 668-1575

Auditors

Our auditor is:

Morgan & Company, Chartered Accountants
Suite 1488, 700 Georgia Street
Vancouver, British Columbia Canada V7Y 1A1
Telephone: (604) 687 5841
Facsimile: (604) 687 0075

We changed auditors in September 2004. Our former auditor was:

June Fitzmartyn, Chartered Accountant
300 –1770 West 7th Avenue
Vancouver, B.C. V6J 4Y6
Telephone: 604-733-5713
Facsimile: 604-733-2747

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report and a registration statement under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Our selected financial data for Fiscal 2007, 2006, 2005 and 2004 ended May 31st was derived from our financial statements that have been audited by Morgan & Company Chartered Accountants, as indicated in their audit reports. Our selected financial data for Fiscal 2003 ended May 31st was derived from our financial statements that have been audited by June Fitzmartyn, Chartered Accountant, as indicated in her audit report. Both Morgan & Company and June Fitzmartyn are members of the Canadian Institute of Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the 20-F.

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

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At September 28, 2007, US$1.00 was equal to approximately C $0.9959.

The following represents our selected financial data for each of the past five fiscal years, ending on May 31. The data presented is prepared in accordance with Canadian generally accepted accounting principles, and reconciliation of the data to U.S. GAAP:

Fiscal Years Ended May 31

	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004	May 31, 2003

CANADIAN GAAP
Revenue	$33,714	$27,154	$28,307	$21,037	$24,255
Income (Loss) for the Period	$(465,540)	$(430,646)	$(515,740)	$(791,776)	$(323,812)
Basic Income (Loss) Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Average. Shares	39,663,029	36,889,399	34,436,365	28,295,934	23,934,235
Period-end Shares (#)	40,862,528	39,468,188	36,777,688	33,180,688	25,238,088
Working Capital	$(278,043)	$123,556	$138,460	$3,473	$(1,395,628)
Mineral Properties	$231,086	$190,236	$219,397	$196,795	$176,150
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$10,839,258	$10,624,107	$9,944,335	$9,018,122	$6,297,375
Retained Earnings (Deficit)	$(7,932,995)	$(7,467,455)	$(7,036,809)	$(6,521,069)	$(5,729,293)
Total Assets	$3,562,295	$3,494,763	$3,409,709	$3,144,121	$2,117,591
U.S GAAP (2)
Net Loss (1)	$(691,055)	$(749,749)	$(756,744)	$(1,444,266)	$(543,950)
Loss Per Share	$(0.02)	$(0.02)	$$(0.02)	$(0.05)	$(0.02)
Mineral Properties (3)	$231,086	$190,236	$219,397	$196,795	$176,150
Shareholders’ Equity (Deficiency)	$(26,832)	$337,182	$408,838	$234,842	$(1,214,996)
Total Assets	$273,446	$435,920	$665,114	$642,583	$264,541
Mineral Properties	$231,086	$190,236	$219,397	$196,795	$176,150
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$10,839,258	$10,624,107	$9,944,335	$9,018,122	$6,297,375

(1) Cumulative Net Loss since incorporation through May 31, 2007 under US GAAP was $11,221,844 approximately.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this 20-F are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.0701 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2007. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On September 28, 2007, the Noon Buying Rate was CDN$ 0.9959 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
September	2007	1.0546	0.9959
August	2007	1.0754	1.0497
July	2007	1.0689	1.0372
June	2007	1.0727	1.0579
May	2007	1.1136	1.0701
April	2007	1.1583	1.1068
March	2007	1.181	1.153

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2007	1.1362	1.1852/1.0701	1.0701
2006	1.1738	1.0989/1.2578	1.1027
2005	1.2602	1.1775/1.3772	1.2512
2004	1.3435	1.2690/1.4114	1.3666
2003	1.5257	1.3446/1.5963	1.3712

B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of August 31, 2007:

SHAREHOLDERS’ EQUITY

43,577,528 shares issued and outstanding	$11,246,508
Contributed Surplus	$285,754
Retained Earnings (deficit)	$(8,013,425)
Net Stockholders’ Equity	$3,501,018
TOTAL CAPITALIZATION
Stock Options Outstanding	2,487,500
Warrants Outstanding	5,133,340
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

C. REASON FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is being filed as an annual report and a registration statement under the Exchange Act, and accordingly, the information called for in Item 3.C is not required

D. RISK FACTORS

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

As noted in our audited consolidated financial statements for the year ended May 31, 2007 we have incurred significant operating losses and have an accumulated deficit of $ 7,932,995 at May 31, 2007. Furthermore, we had working capital deficit of $ 278,043 as at May 31, 2007, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable.

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

It may be difficult to bring and enforce suits against us. We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia) (formerly the Company Act). Our directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example: (a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law; (b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state; (c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; (d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court; (e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; (f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or (g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, there can be no assurance that our exploration programs will yield any new reserves or result in any commercial mineral operations.

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

Our stock is subject to “penny stock” rules as defined in Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. In the event that we begin trading our common shares in the United States, our common shares shall be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in a potential secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

A limited number of shareholders will collectively continue to own a majority of our common shares.

A limited number of shareholders will collectively continue to own a majority of our common shares after this offering and may act, or prevent corporate actions, to the detriment of other shareholders. Our principal shareholders, including entities affiliated with members of our management team, will own more than 19% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

The Company’s corporate offices and its registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996. Since our inception and during the three fiscal years ending in May 2007, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska, and Arizona. All of our mineral properties are in the exploration stage. We are currently in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical in an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

Capital Expenditures

Fiscal Year

Fiscal 2003	$ 19,452 (1)
Fiscal 2004	$ 32,375 (2)
Fiscal 2005	$ 39,686 (3)
Fiscal 2006	$ 103,045 (4)
Fiscal 2007	$ 249,138 (5)

(1) This expenditure related to the purchase of mineral property, of which $16,000 is from issuing 200,000 shares at $ 0.08 – see “E” above.
(2) This expenditure related to the purchase of mineral properties for $ 20,645 and office equipment for $11,730.
(3) This expenditure related to the purchase of mineral properties for $ 22,602 and automotive and office equipment for $17,084
(4) This expenditure related to the purchase gas well interests. For US GAAP this amount is expensed.
(5) This expenditure consists of $34,231 for the purchase of mineral properties; $5,773 for the purchase of office equipment and $209,134 for the purchase of gas well interests. For US GAAP the amount for gas well purchases is expensed.

Accumulated expenditures for the Mineral properties to May 31, 2007:

Expense ($)	Gil Property	West Ridge Property	Black Dome (1)	Fish Creek (2)	Gold Hill
Geology	1,299,592	246,850	Nil	53,113	15,702
Drilling and Trenching	769,090	Nil	Nil	62,306	nil
Geophysics	Nil	351,113	Nil	11,798	Nil
Admin.	Nil	33,112	Nil	14,354	3,248
Tech. Anal.	7,383	6,789	Nil	20,569	Nil
Acquisition Costs	31,127	116,189	Nil	49,538	34,231

(1) All expenses for this claim included in West Ridge property figures.

(2) Shares with a deemed value of $16,000 were issued during the 2007 year as part of the acquisitions costs.

B. BUSINESS OVERVIEW

Nature of the Company’s Operations

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

We will seek equity financing to provide working capital and to meet exploration commitments on all our properties. During the fiscal year ended May 31, 2007, we raised $199,151 through the sale of equity securities (May 31, 2006 $666,996 ).

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

West Ridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. Fort Knox currently produces over 400,000 ounces of gold annually. The West Ridge property consists of 48 state of Alaska mining claims covering 1750.5 acres, 440 acres of leased Mental Health Trust (MHT) land and 75 acres of patented mining claims under lease purchase option in the Livengood quadrangle Township 2 North, Range 1 East. The state claims are registered with the Alaska Division of Mining, Land, and Water Management with Teryl Resources Corp. as the 100% owner (see Item 4.D. for complete details of exploration and development of this property).

Black Dome

In July, 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The Company’s directors terminated the lease with the Alaska Mental Health Trust in July of 2006.

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

The Company and Linux Gold Corp. entered into an agreement, on March, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000 CDN). An additional 100,000 shares were issued February 14, 2007 for a deemed value of $16,000 CDN in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% net royalty interest until the Company pays $ 2,000,000 US (see Item 4.D. for complete details of exploration and development of this property).

Fox Creek

On June 23, 2004, the Company entered into a mineral property lease to develop the property known as the Upper Fox Creek mining lease. The Fox Creek Claims consisted of eight contiguous unpatented state of Alaska mining claims, located 3 miles north of Fox, Alaska, and adjacent to the Company’s 100% owned West Ridge property to the northwest. The Company made the first US$10,000 payment but did not make the 2005 year payment and the lease was cancelled. During the November 2005 quarter $13,283 in property costs and $34,769 in exploration costs were written off.

Gold Hill Claims

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit royalty to the vendors, for the following considerations:

  $5,655 ($ 5,000 US) for a 90 day option and $ 11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
  $7,000 ($ 6,000 US) paid January 5, 2007 to the Vendors, with $ 6,000 US payments to be made each quarter, (all required quarterly payments have been paid)
  to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
  $ 250,000 US per year upon commencement of production.

On August 1, 2006 six additional unpatented lode mining claims were filed with the Arizona State office of the Bureau of Land Management on behalf of the Company. On October 16, 2006, we exercised our option and have a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims. The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The project area has a history of placer and lode mine production and is 4 miles from the Phelps Dodge Corporation’s Lavender Pit, which produced 8 billion pounds of copper and 2.7 million ounces of gold. The Gold Hill Project consists of fourteen patented claims comprising over 250 acres with an additional 7 claims being added.

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

Additional work is needed to determine the extent of gold and copper mineralization in this area. We do not consider the Gold Hill property to be a material property.

Oil and Gas Properties
Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky

On May 18, 2006, the Company entered into an agreement with IAS Energy, Inc. (formerly and at the time of the agreement, IAS Communications, Inc.) to purchase a 40% interest (subject to 40% net revenue interests to others) and drill up to 24 wells in the Ken Lee #1 natural gas well, located in Knox County, Kentucky, USA, for $103,045 ($92,500 US). The Company will earn a 40% interest in each well drilled by financing 50% of the total cost of drilling each well subject to a 12.5% revenue interest to the landowner and a 27.5% interest to Energy Source, Inc., the lessee and operator of the wells.

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

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $0.23 ($0.15 US) and subscriptions of $146,044 ($96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. Six subscribers did not return the agreement and negotiations ensued. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding. Teryl Resources Corp. owns 1,650 shares of Teryl, Inc., which is 100% of the issued shares at the date of filing this 20-F.

For a list of our significant subsidiaries, see “Item 10 – Additional Information – Subsidiary Information”.

D. PROPERTY, PLANT AND EQUIPMENT

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits. Our material properties are located in Alaska. Our properties are without known reserves and the work being done by us is exploratory in nature.

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

Mineral Properties

The following are descriptions of our material mineral properties.

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

The Fairbanks district has produced approximately 7,500,000 ounces of placer gold since 1902. Prior to exploitation of the Fort Knox deposit, district lode production totalled only a few hundred thousand ounces, primarily from vein deposits within metamorphosed strata. This huge disparity between placer and lode production in terms of quantity suggests that sizeable source lode deposits remain to be found. Alternatively, the placer lode sources may have been largely eroded over the last 100 million years. Lode deposit types in the area include volcanogenic stratabound sulphides, intrusive hosted gold and silver, tungsten skarn, metamorphic-hosted goldquartz- sulphide veins and stibnite veins.

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

While Tintina gold deposits occur within a variety of rock hosts, form, alteration types, depth and temperature ranges, they feature many common characteristics as well as several unique differences. Though a plutonic association is common, deposits may be hosted within the plutons, within or exterior to the contact aureoles or within adjacent schists and sediments. Associated plutons fall within the 8 to 105 million-year range. They are granitic to granodioritic in composition, Associated plutons fall within the 85 to 105 million-year range. They are granitic to granodioritic in composition, I-type intrusives, with lithophile affinities and low magnetic signatures (absence of magnetite, minor ilmenite). The magnetic fluids emanating from the plutons are seen to be responsible for the gold mineralization. Prospective intrusives are small in size, generally less than four square kilometres in surface area. Termed the Tombstone-Tungsten Magmatic Belt within the Yukon, this same suite of prospective plutonics extends for a distance of over 700 km across the Yukon, Alaska and into British Columbia

Significant deposits within the Tintina Gold Belt include the Fort Knox (4 million ounces in sheeted veins within granodiorite), Brewery Creet (970,000 ounce disseminations and veins within monzonite dykes and metasiliciclastics), Dublin Gulch (1.5 million ounces in sheeted veins within granodiorite), Pogo (5.6 million ounces in high temperature/low level ductile sub-horizontal quartz veins within gneisses), Donlin Creek (13 million ounces in high level hypabyssal sedimentary hosted dyke swarms), True North (1.3 million ounces in a medasediment host, disseminated shear/replacement) and Shotgun (979,000 ounces in rhyolite porphyry and adjacent sediments).

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

Exploration and Development during the past 3 years

During fiscal 2005, 2006 and 2007, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 111,127 ($98,916 US) in the May, 2006 year. No expenditures were made during the May, 2007 year-end. Further cash calls are expected in the 2008 year.

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

Budget Summary -Estimated Cost $USD Permitting 520,000, Engineering 160,000, Data Folio 75,000, Airborne Geophysics 28,800, Reclamation 10,000, Total 793,800. Permitting - The Joint Venture plans to initiate the process of permitting the Gil deposit once sufficient baseline data has been collected. Several state permits and approvals are required which will likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge MultiSector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers will complete an Environmental Assessment as required by NEPA.

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

In July, 2006 Fugro Airborne Surveys Inc., under contract to Fairbanks Gold Mining Inc./Kinross Gold, initiated an HEM airborne geophysical survey of the area. HydroGeophysics Inc. interpreted the geophysical data and identified several targets within the Gil Joint Venture claim block. Additional geophysical analysis is scheduled for 2006.

In July of 2006, Hydrogeophysics Inc. (HGI) delivered an interpretation map with recommendations for geological and geophysical follow-up based on the low resolution geophysical data. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area. These targets are as follows:

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

More persistent gold values are found a) when quartz veining occurs within the felsic schist or the interlayered felsic schist; b) when quartz veins occur in or near contacts between lithologies; c) in and around the margins of shear zones; and d) among areas of increased carbonate rock (calcite veins and/or marble). A third area receiving increased exploration attention is the Sourdough Ridge Zone. Four reverse circulation drill holes have returned values of potentially mineable grade material while an additional two contain significant values. Two types of gold bearing veins occur within the calc-silicate units and mica schists, namely quartz-carbonateamphibole and quartz veins. They tend to be narrow, striking in an east-westerly direction with near vertical dips. Positive exploration results in this zone imply a doubling of the previously known mineralized strike length.

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

Drilling at the Main Gil has indicated consistent, somewhat strataform mineralization over a strike length of 2,500 feet. At present, the numbers indicated would not be viewed as hard mineable reserves. A typical section is characterized by thin higher grade zones up to 0.6 opt gold interspersed with relatively wide, low grade or barren intervals. The zone has been drilled to depths of 500 feet. Thickness is an average of 75 feet. At an average dip of 65 degrees and a specific gravity of 2.5, such a zone would contain a resource of 10,795,500 short tons.

The North Gil is characterized by narrow, relatively high grades zones with intervening zones of low grade to barren rock. The lacking of any obvious stratigraphic control adds to the difficulty of a resource calculation, however, the presence of the Main Gil pit one thousand feet to the south, means that the cost to exploit the adjoining North Gil zone would be minimal.

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

WEST RIDGE PROPERTY

Description and Location

The West Ridge gold property is located approximately 15 miles north of Fairbanks, Alaska, in the Livengood A-2 1:63,360 quadrangle. The property’s western margin is crossed by the Elliott Highway, a major paved artery connecting Fairbanks to the North Slope oil and gas production facilities at Prudhoe Bay. The West Ridge property consists of 48 state of Alaska mining claims covering 1750.5 acres. The state claims are registered with the Alaska Division of Mining, Land, and Water Management with Teryl Resources Corp. as the 100% owner.

Mineral rights in this part of Alaska are administered by the State of Alaska. Annual mining claim rents vary according to claim size and age and are due and payable by November 30 of each year for State mining claims. Claim rentals are paid in addition to annual work commitment on State mining claims total ($2.50 per acre per year). Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the West Ridge project currently are in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project. Two open pit gold mines currently operate within 10 miles of the West Ridge project, Fort Knox and True North, both operated by Kinross Gold. Teryl currently holds a valid 3-year Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

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

Elevations on the property range from 800 feet to over 1900 feet. Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers valley bottoms on the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past exploration. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the Fairbanks district since 1985.

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

Several small lode gold and tungsten occurrences occur with and adjacent to the West Ridge project. Prior to 1943 a small occurrence of scheelite was discovered at the Old Glory prospect on the ridge between Seattle Creek and Moose Creek No. 2. A 3-foot zone of weathered schist containing disseminated scheelite was found which strikes N44oE and dips 45oSE. The average tungsten tri-oxide content was estimated at 0.5 to 1%. Channel samples across 4.5 feet of the disseminated scheelite zone contained 0.48% tungsten tri-oxide. A fine-grained quartz diorite dike was found 8 feet below the surface in the bottom of a small pit sunk in the same trench where the scheelite was encountered. No record of production or other exploration is available on this prospect. Vegetation observed in 2003 that had grown up in the trench suggests this prospect had not been explored of at least 30 years.

Teryl Resources acquired the property in the early 1990’s and conducted limited ground magnetics surveys and power auger soil sampling on 400 foot spaced northsouth lines. This work outlined two broadly defined gold in soil anomalies, the East anomaly lies on the divide between Seattle and Steamboat Creeks on the eastern margin of the property. The Western anomaly is located on the divide between Moose Creek No. 2 and small unnamed tributaries of Dome Creek in the central portion of the West Ridge property. Follow-up work on these anomalies was conducted by Kinross in 1998 and 1999 when Kinross completed widely spaced Bombardier auger soil sampling and followed up by drilling 4 reverse circulation drill holes (1,650 feet) along the old powerline right or way within the Western anomaly. Kinross terminated its option on the property in early 2000.

No further work was conducted on the West Ridge prospect until July 2003 when Teryl retained Avalon Development Corp. to review past work and make recommendations for future work on the property. Initial efforts focused on the Old Glory and the newly discovered Black Dome prospects. During the period July 2003 through January 2004 Teryl funded hand trenching, rock sampling, power soil auger sampling, trenching and ground magnetics and VLF surveys over the Old Glory prospect and limited power soil auger sampling, rock sampling and prospecting on the Black Dome prospect

In September 2004, we discovered a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Exploration in the newly discovered area was prompted by past soil sampling conducted by Amax Gold that indicated anomalous gold and arsenic in soils on the ridgeline between Moose Creek #1 and Moose Creek #2. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

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

No field work was conducted on the West Ridge property during the fiscal years ended 2006 or 2007.

Geological Setting

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area . The southern two-thirds of the West Ridge project is situated primarily in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist. These rocks are in fault contact along the northeast trending Eldorado Fault which separates Fairbanks Schist on the south from eclogite and amphibolite facies rocks of the Chatanika Terrane on the north. Rocks of the Cleary Sequence and Fairbanks Schist are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts present in the district.

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

Most investigators believe rocks of the Cleary Sequence and Fairbanks Schist have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane. The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Evidence from the district and from other parts of Interior Alaska with similar geologic histories suggest rocks classified as part of the Cleary Sequence may in fact be both Fairbanks Schist and Chatanika terrane rocks separated by multiple low angle structures that could be either thrust or gravity faults or both.

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

Rocks on the West Ridge project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system. Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized. Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to pre-date N60-80E folding. Although little empirical evidence exists from the West Ridge property itself, gold mineralization on the West Ridge project probably post-dates regional and district scale folding and probably is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

Deposit Types

Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East. This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, Ar40/Ar39 geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district. A synthesis of this information suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schisthosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metamafic horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane.

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

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic and spatial relationship between host intrusion and gold mineralization. Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic and spatial relationship between host intrusion and gold mineralization,

Base metal ± Au, Ag and W intrusion hosted mineralization with both spatial and genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects. Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartzcarbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Tolovana (500 oz production) veins. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship. Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization. There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

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

Examination of the spatial arrangement of gold occurrences in the Fairbanks District suggests clusters or swarms of gold-bearing veins, stockworks and shear zones are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart across the district. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990’s. Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, which cuts through the West Ridge property, is the best documented of these district scale northeast structures and appears to control mineralization at both the Ryan Lode (2.4 million ounces) and the True North (1.3 million ounces) deposits. This 8,000-foot periodicity extends to the east where it is associated with the 600,000 ounce Dolphin deposit and several of the district’s largest past-producing lode gold mines. Gold mineralization to the west of the Eldorado Creek fault in the Treasure Creek area and the Sheep Creek area of Ester Dome may also be controlled by regularly spaced northeast trending structures.

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

In July of 2003 Teryl retained Avalon Development to evaluate the West Ridge project and make recommendations for future exploration. This evaluation revealed a number of significant gold and pathfinder anomalies where no follow-up work had been completed. Initial field exploration efforts in 2003 focused on the Black Dome area of the property where prospecting revealed the presence of a previously undocumented abandoned adit/trench on the north facing ridge above the Dome Creek. Chatanika terrain eclogite, black carbonaceous schist and quartzite are exposed in the walls of the excavation which appears to date back to the 1950’s. Samples of the carbon rich, Fe-oxide stained carbonaceous schist returned a high of 105 ppb gold. Due to the low gold concentrations and lack of quartz stockwork veining characteristic of upper plate mineralization, exploration emphasis was shifted to the south to the Old Glory prospect.

Initial efforts at the Old Glory prospect included hand-trenching in the vicinity of the historic tungsten-bearing trench. Grab rock sampling conducted in and around this old slit trench produced several significant gold values with associated with highly anomalous arsenic and sporadic anomalous lead, bismuth, antimony and tungsten. The presences of gold-bearing calc-silicate alteration in some rock samples and sporadic anomalous bismuth (<2 to 144 ppm) suggests the presence of a gold favorable intrusive system similar to that being drilled currently by Kinross Gold at their Gil project in the eastern Fairbanks District.

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

In November 2004, a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the block of State Trust land leased to Teryl. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples.

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

Sampling Method and Approach

All rock samples collected during the 2003 field programs were marked in the field using Garmin 48XL and Garmin Etrex hand-held GPS units. Each grab rock sample collected for geochemical analysis was accompanied by a separate hand sample retained for reference purposes. Each soil sample collected for analysis was accompanied by a separate lithology sample that was washed, logged and added to the digital database. Samples collected were placed in double nylon shipping sacks and picked up at a secured warehouse by representatives of ALS Chemex of Fairbanks.

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

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby we could earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until we pay $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, and subsequently extended again to expire on March 5, 2009. The Company issued 100,000 common shares to Linux as consideration for the 2007 extension.

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

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

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

In September and October 2004 a 22 hole (1,506 feet) reverse circulation drilling program was completed on the property. Twenty holes were drilled on two widely spaced lines to test the placer gold potential while two deeper holes were drilled to test an intrusive-related lode gold target. Six of the twenty placer holes returned intervals with gold values in excess of 0.01 ounces of gold per cubic yard. Values ranged from 0.0108 to 0.0629 ounces per cubic yard over widths of 5 to 8 feet. These values suggest potential for commercially viable alluvial gold resources may exist on the Fish Creek project. Total cost of the combined placer and lode drilling program was approximately $54,000.

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
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Linux Gold Corp., we planned to implement an exploration program during the 2006/7winter on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project. A two phase program has been recommended as follows:

-Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling.

-Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks. Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled.

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

On May 18, 2006, the Company entered into an agreement with IAS Energy, Inc. (formerly and at the time of the agreement, IAS Communications, Inc.) to purchase a 40% interest (subject to 40% net revenue interests to others) in the Ken Lee #1 natural gas well, located in Knox County, Kentucky, USA, for $103,045 ($92,500 US). The Company has first refusal rights to participate in up to 23 future wells.

On June 6, 2006, we were advised by Energy Source, Inc., the operator, that the Ken Lee #1 well has been successfully completed as a commercial gas well. The initial open flow tested 1.22 MCF of high BTU gas. The well was completed to a depth of 1410’ in the Big Lime formation.

On July 6, 2006, we announced that we had commenced the drilling of the Elvis Farris #2 well, located on the Farris Lease, in Laurel County, Kentucky, which is under lease by Energy Source, Inc.

Although we have successfully drilled and are producing oil and gas from the wells in which we have an interest, the revenue from the extraction of oil and gas is not a material amount. Accordingly, we do not consider our oil and gas wells to be material to our business operations or financial position. For further information on how we account for the expenses and sales of our oil and gas interests, please refer to the Notes to our financial statements.

Plan of Operations
Source of Funds for Fiscal 2006/2007

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

We had a working capital deficit of $278,043 on May 31, 2007 compared to a surplus of $123,556 at May 31, 2006. Subsequent to May 31, 2007, we have raised an additional $6,420 from Oil & Gas operations and $407,250 through the sale of common shares.

Use of Funds for Fiscal 2007/2008

During Fiscal 2007/2008, we estimate that we will expend approximately $365,000 on general and administrative expenses. During Fiscal 2007/2008 we estimate that we will expend approximately $190,000 on property exploration and development expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets
We have had no revenue during the past five fiscal years from the sale of assets. As of May 31, 2007, we had assets valued at $ 42,970 located in Canada; and assets valued at $ 3,519,325 located in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

This section is not applicable as we are not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, or a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this 20-F.

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

Audited financial statements for the fiscal years ended May 31, 2007, May 31, 2006 and May 31, 2005 respectively are included in this 20-F.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $465,540 in the year ended May 31, 2007 (2005 - $430,646; 2005 - $ 515,740).

A. OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2007, May 31, 2006 and May 31, 2005.

Fiscal Year Ended May 31, 2007 compared to Fiscal year Ended May 31, 2006
Results of Operations

The Company realized a net loss of $465,540 in fiscal 2007, compared to a net loss of $430,646 in fiscal 2006. Administrative expenses in fiscal 2007 totaled $488,745 as compared to $378,474 in 2006. The expenses increased from the prior year mainly due to the depletion of gas wells of $24,243 and stock based compensation of $66,300. Office, rent and telephone totaled 10,171 compared to $5,737 in 2006. Professional fees were $87,395 compared to $39,808 in 2006. Management and directors’ fees remained stable at $75,396 as compared with $74,440 in 2006. Publicity, promotion and investor relations expenditure increased to $110,413 in fiscal 2007 compared to expenditures of $110,076 in fiscal 2006. The Company paid $41,624 for mining exploration work in 2007 as compared to $163,320 in 2006. Corporation capital taxes decreased to $4,494 in fiscal 2007 compared to $11,549 in fiscal 2006 due to reduction in taxes in the State of Delaware as a result of the reduction in authorized capital of the subsidiary, Teryl Inc. An allowance for depletion of gas wells was expensed in 2007 in the amount of $24,243 compared to $nil in 2006. Stock based compensation costs of $66,300 were expensed in 2007, due to new stock option issuances, compared to $ nil in 2006.

At May 31, 2007, the Company’s Oil and Gas operations had an income of $33,714 compared to an income of $27,154 for the year ended May 31, 2006. The Company also received advances from related parties of $95,765 during fiscal 2007.

Fiscal Year Ended May 31, 2006 compared to Fiscal year Ended May 31, 2005
Results of Operations

During fiscal 2006, revenue from oil and gas operations was $ 27,154 as compared to $ 28,307 for fiscal 2005. The Company also received advances from related parties of $26,956 during fiscal 2006.

Administrative expenses in fiscal 2006 totaled $378,474 as compared to $528,086 in 2005. The expenses decreased from the prior year mainly due to the decreased activity in investor relations, which was $110,076 in fiscal 2006 (2005 - $229,678). Office, rent and telephone totaled $5,737 compared to $5,560 in 2005. Professional fees totaled $39,808 compared to $50,718 in 2005. Management and directors fees decreased to $74,440 in 2006 from $78,319 in 2005. The Company paid $163,320 for mining exploration work in 2006 as compared to $253,967 in 2005. Keltic Bryce Enterprises was paid $ 161,749 regarding their outstanding debenture and accrued interest.

Fiscal Year Ended May 31, 2005 compared to Fiscal year Ended May 31, 2004
Results of Operations

During fiscal 2005, revenue from oil and gas operations was $ 28,307 as compared to $ 21,037 for fiscal 2004.

Administrative expenses in fiscal 2005 totaled $528,086 as compared to $769,158 in 2004. The expenses decreased from the prior year mainly due to the decreased activity in investor relations, which was $229,678 in fiscal 2005 (2004 - $327,302) and management and directors fees which increased to $78,319 from $55,522 in fiscal 2004. Office, rent and telephone totaled $5,560 compared to $5,200 in 2004. Professional fees totaled $50,718 compared to $29,435 in 2004. The Company paid $253,967 for mining exploration work in 2005 as compared to $654,642 in 2004. The Company paid $22,602 for mining acquisitions in 2005 as compared to $20,645 in 2004. Related parties were repaid $142,203 in advances from prior years.

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

We received funding in 2007 from our affiliated companies (common officers and directors). The total amount owing to related parties is $172,180 or 57% of total current liabilities as at May 31, 2007. The balances owing to related parties are non-interest bearing, unsecured and repayable on demand. Our affiliated companies have indicated that they will not be demanding repayment of these funds during the next fiscal year and will advance, or pay expenses on behalf of the Company if further funds are needed.

The audited financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has minimal revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Subsequent to the fiscal year ended May 31, 2007, we received subscriptions pursuant to a private placement for cash proceeds of $407,250.

We anticipate that our cash requirements for the fiscal year ending May 31, 2008 will remain consistent with those for the fiscal year ended May 31, 2007.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended May 31, 2007 compared to Fiscal year Ended May 31, 2006

During 2007, we financed our operations by the issue of 1,294,340 common shares for cash proceeds of $199,151, which consisted of the issuance of 1,194,340 common shares pursuant to a private placement offerings completed during the year to raise cash proceeds of $179,151 after issue costs, and the issuance of 100,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $20,000. $95,765 came from advances from related parties; $33,714 from oil and gas revenues; and an opening cash surplus of $209,636 at May 31, 2006. During the fiscal year ended May 31, 2006, $390,492 was spent on operations and $266,365 was spent on exploration of mineral properties and the purchase of a gas well interest. Financing activities during fiscal 2006 consisted of $671,250 in shares issued for cash; $26,956 in advances from related parties less the debenture repayment of $150,000.

During 2007, we spent $210,843 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2007 as compared to $390,492 the year ended May 31, 2006. $290,762 was spent on exploration of mineral properties and purchases of gas well and mineral property interests and office equipment.

Our cash position decreased by $206,689 to $2,947 and our working capital as at May 31, 2007 was $278,043.

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

Our cash position decreased by $108,651 to $209,636 and our working capital as at May 31, 2006 was $123,556.

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

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2007 we had 40,862,528 issued and outstanding common shares (May 31, 2006 – 39,468,188) issued and outstanding common shares), and at October 4, 2007 we had 43,577,528 issued and outstanding common shares. No Preferred Shares have been issued to date. The directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

During the year ended May 31, 2007 no stock options were exercised, 1,590,000 stock options expired or were cancelled and 1,900,000 stock options were granted. As at May 31, 2007 we had 2,487,500 stock options outstanding at exercise prices ranging from $0.15 per share to $0.45 per share with expiry dates ranging from March 4, 2008 to April 24, 2012. These stock options vest over a two-year period from the date of grant. Subsequent to May 31, 2007, no stock options have been exercised, nor granted. If exercised, the remaining 2,487,500 stock options would increase our available cash by $522,000.

During the year ended May 31, 2006, 37,500 stock options were exercised, 375,000 stock options expired or were cancelled and no stock options were granted. As at May 31, 2006 we had 2,177,500 stock options outstanding at exercise prices ranging from $0.15 per share to $0.45 per share with expiry dates ranging from October 7, 2006 to March 5, 2009.

As at May 31, 2007 we had 2,418,340 warrants outstanding exercisable. 1,094,340 were exercisable at a price of $0.20 per share before April 11, 2008, and 1,324,000 were exercisable at a price of $0.35 per share before May 17, 2008. If exercised, the outstanding 2,418,340 warrants would increase our available cash by $682,268 at an average price of $0.28.

As at May 31, 2006 we had 1,324,000 warrants outstanding exercisable at a price of $0.30 per share before May 17, 2007 and $0.35 per share before May 17, 2008. If exercised, the outstanding 1,324,000 warrants would increase our available cash by $430,300 at an average price of $0.325.

Contributed surplus was $285,754 as at May 31, 2007 (2006 - $169,401). The increase of $116,353 represents the difference between the fair value of 1,900,000 stock options granted in the fiscal year ended May 31, 2007, being recorded in the Company’s books at the fair value of the outstanding options calculated using the Black-Scholes method of valuation.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2007, 2006 and 2005.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2005, May 31, 2006 and May 31, 2007. We do not hold any patents, trademarks or copyrights.

D. TREND INFORMATION

We currently have no active business operations that would be effected by recent trends in productions, sales, etc. We have no material net sales or revenues that would be affected by recent trends other than the general effect of mineral and oil and gas prices on our ability to raise capital and those other general economic items.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2007.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	US$500,500	US$428,500	US$72,000	Nil	Nil
Long-term debt obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Capital (Finance) Lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Operating lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Purchase Obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Other Long-term liabilities reflected on the Company’s Balance sheet under Canadian GAAP	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Total	US$500,500	US$428,500	US$72,000	Nil	Nil

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Alaska and Arizona, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
Gil Property, Alaska	2008	US$ -	US$ -	-
	2009	US$ -	US$ -	-
West Ridge Property, Alaska	2008	US$ -	US$ -	-
	2009	US$ -	US$ -	-
Fish Creek, Alaska	2008	US$ -	US$ 185,375	100,000
	2009	US$ -	US$ 185,375	-
Black Dome, Alaska	2008	US$ -	US$ -	-
	2009	US$ -	US$ -	-
Gold Hill, Arizona	2008	US$ 24,000	US$ 15,000	-
	2009	US$ 24,000	US$ 15,000	-

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed. Oil and Gas Wells:

The Company has no commitment to participate in the drilling of gas wells in Knox & Laurel Counties located in Kentucky, USA, however it has first right of refusal to participate in up to 23 future wells to be drilled.

G. SAFE HARBOR

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration and development of a mining and oil and gas business.

All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining or oil and gas companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission (“SEC”) filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” under Item 3.D above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2007, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of October 4, 2007.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (2)(3)	President, Director	66	October 25 , 1982
Jennifer Lorette (1)(3)	Director	35	February 20, 2004
Susanne Robertson (1)(3)	Director	61	September 12 , 1990
Monique van Oord (1)(2)(3)	Chief Financial Officer, Secretary, Director	46	October 17, 2002

Indicates member of the Issuer's audit committee.

The Senior Management serves at the pleasure of the Board of Directors.

Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

John Robertson. Mr. Robertson is the President and a founder of the Company since 1982; Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/ compressor (“Rand Cam Engine”). Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company engaged in the acquisition and exploration of oil and gas interests in North America. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette. Ms. Lorette has been a director since June 2001. Since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange, and trading on the OTC bulletin board . REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Energy, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

Susanne Robertson. Director of the Company since 1990; Principal of SMR Investments, Ltd., a private business and financial consulting company, since 1979; Director of Linux Gold Corp, a BC company reporting in the US and Canada involved in mining and oil and gas exploration, since 2001, and a director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange and trading on the OTC bulletin board, since 1984. Ms. Robertson is a citizen and resident of Canada.

Monique van Oord. Director of the Company and Chief Financial Officer since January 2003. Director of Linux Gold Corp. since February 2004, Administrator for several public and private companies from 2002 to date. . Ms. van Oord is a citizen and resident of Canada.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints Senior Management who serve at the discretion of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B. COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2007, May 31, 2006 and May 31, 2005 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / SARS(3) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2007 2006 2005	12,000(1) 12,000(1) 12,000(1)	Nil Nil Nil	30,000(5) 30,000(5) 30,000(5)	1,000,000 / Nil 990,000 / Nil 990,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Director	2007 2006 2005	24,000(6) 19,000(6) 25,750(6)	Nil Nil Nil	Nil Nil Nil	100,000 / Nil 100,000 / Nil 100,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 / Nil 500,000 / Nil 500,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Chief Financial Officer, Secretary, Director	2007 2006 2005	15,000(7) 19,550(7) 23,500(7)	Nil Nil Nil	Nil Nil Nil	50,000 / Nil 50,000 / Nil 50,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	John Robertson received $12,000 in Director’s Fees.

(2)

During fiscal 2007, Mr. Robertson, President, Secretary and a Director, held 990,000 options exercisable at $0.15, which expired on April 24, 2007. On April 24, 2007, Mr. Robertson was granted 1,000,000 options at $0.15, expiring on April 24, 2012. Jennifer Lorette, a Director, held 100,000 options exercisable at $0.15 per share. These options expired on April 24, 2007. Ms. Lorette was granted 100,000 options at $0.15 expiring April 24, 2012. Susanne Robertson, a Director, held 500,000 options exercisable at $0.15, which expired on April 24, 2007. On April 24, 2007, Ms. Robertson was granted 500,000 options at $0.15, expiring on April 24, 2012. During fiscal 2007, Monique van Oord, an Officer and Director, held 50,000 options exercisable at $0.35. On April 24, 2007, Ms. van Oord’s options were repriced to $0.15, but require disinterested shareholder approval, at the Company’s annual shareholder meeting scheduled for October 30, 2007, to effect the repricing.

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

(5)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(6)	Jennifer Lorette, a Vice President, received consulting fees directly and wages were paid through KLR Petroleum Ltd. which administers the payroll for the Company and related parties.

(7)	Monique van Oord, Chief Financial Officer, received consulting fees directly and wages were paid through KLR Petroleum Ltd. which administers the payroll for the Company and related parties.

Compensation of Executive Officers and Directors

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd During the last fiscal year of the Company, the sum of $30,000 was paid as a management fee to SMR Investments Ltd.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended May 31, 2007, and any compensation other than bonuses earned during the fiscal year ended May 31, 2006 the payment of which was deferred) paid to the directors and executive officers by the Company and its subsidiaries for services rendered during the fiscal year ended May 31, 2007 was $90,396 ($87,320 in 2006). Included in this amount is $30,000 paid as a management fee to SMR Investments Ltd., (see SMR Management Agreement above) Other than as herein set forth, the Company did not pay any additional compensation to its directors and executive officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year contributed to the directors and officers.

During the fiscal year ended May 31, 2007 1,900,000 stock options were granted pursuant to stock option plans. No employee options were exercised and 1,590,000 options were cancelled or expired (see Note 10 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 2,487,500. All exercise prices are CDN dollars as listed in the following tables. See Note 10 to the financial statements.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2007	Exercise or Base Price ($/Security)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($) (3)	Expiry Date
Directors who are not Named Executive Officers (1)	600,000	24.1% (2)	$0.15	April 24, 2007	$93,000	April 24, 2012

(1) Jennifer Lorette, a Director, was granted 100,000 options at $0.15 expiring April 24, 2012. Susanne Robertson, a Director, was granted 500,000 options at $0.15, expiring on April 24, 2012.
(2) Total options granted during fiscal 2007 were 1,900,000.
(3) The closing price of the Company’s shares on the TSX Venture Exchange on May 31, 2007 was $0.155.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.15	April 24, 2012
Jennifer Lorette	100,000	$0.15	April 24, 2012
Monique van Oord	50,000	$0.35	April 24, 2012
Susanne Robertson	500,000	$0.15	April 24, 2012
TOTAL HELD AS A GROUP:	1,650,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	50,000	$0.15	April 24, 2012
Cheryl Derbyshire	25,000	$0.18	November 2, 2011
James Kerr	75,000	$040	March 4, 2008
Peter Zihlmann	112,500	$0.20	October 20,2008
George Duggan	300,000	$0.45	November 13, 2008
Agoracom Investor Relations Corp.	250,000	$0.285	June 1, 2009
Barbara West	25,000	$0.15	June 11, 2011
TOTAL HELD AS A GROUP:	837,500

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

D. EMPLOYEES

We employed no employees during any of the years ended May 31, 2007, May 31, 2006 and May 31, 2005. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at October 4, 2007:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,196,014 (2)	7.33%
Jennifer Lorette	212,800 (3)	*
Monique van Oord	85,000 (4)	*
Susanne Robertson	6,529,983 (5)	14.98%

(1) as at October 4, 2007, there were 43,577,528 issued and outstanding common shares.

(2) includes 395,450 shares registered in the name of Access Information Services, a corporation controlled by the Robertson Family Trust; 50,000 shares registered in the name of KLR Petroleum, a corporation controlled by John Robertson, and 1,000,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust]. Mr. Robertson's address is the same as our address].

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

*Beneficially owns less than one percent of our common shares.

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

At May 31, 2007, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne Robertson	6,029,983 (5)	14.98%
John G. Robertson	2,196,014 (2)	7.33%

(1)

Of the 6,029,983 common shares owned by Susanne Robertson, 691,600 common shares are held directly and the balance of 5,338,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson..

(2)

Of the 2,196,014 common shares owned by John G. Robertson, 1,750,564common shares are held directly, 395,450,000 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust, and 50,000 common shares are held by KLR Petroleum, a corporation controlled by Mr. Robertson.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder. The Company’s major shareholders do not have different voting rights from any other holder of common shares.

Canadian Share Ownership.

On August 31, 2007, our shareholders list showed 43,577,528 common shares outstanding with registered and indirect holding by depository institutions and other financial institutions estimated as 102 holders of record resident in Canada, holding an aggregate of 34,898,625 common shares; 140 holders of record resident in the United States, holding an aggregate of 6,943,653 common shares; and 6 holders of record resident elsewhere holding an aggregate of 1,735,250 common shares.

Control of the Company

We are a publicly owned, widely-held Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by another corporation, by any foreign government, or other natural or legal person, other than John Robertson and Susanne Robertson listed above. We do not know of any arrangements which could result in a change in control of the Company.

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

We had related party advances owing of $172,180 at the May 31, 2007 year-end, compared to $ 76,415 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2007 are as follows:

1.           Reg Technologies Inc. is a public company, which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. REGI US, Inc. is another company with common directors, staff and office facilities.

2.           Office rent amounted to $15,018 (2006 - $17,040; 2005 - $16,680) for the year ended May 31, 2007 of which $4,847 (2006 - $11,360; 2005 - $11,120) has been shared with Reg Technologies Inc. and REGI US, Inc. As of May 31, 2007, $2,856 (2006 - $Nil; 2005 - $Nil) was receivable from REGI US, Inc. to the Company.

3.           SMR Investments Ltd. is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd., the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees of $30,000 (2006 - $30,000; 2005 - $30,000) by SMR during the current year.

4.           The Company holds 15,880 shares of Linux Gold Corp, a British Columbia public company with common directors.

5.           Directors fees of $12,000 (2006 - $12,000; 2005 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $24,000 (2006 - $19,000; 2005 - $25,750) were paid to J. Lorette, a director of the Company and secretarial fees of $15,000 (2006 - $19,550; 2005 - $23,500) were paid to M. van Oord, a director of the Company.

6.           Fees of $9,396 (2006 - $6,770; 2005 - $9,019) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

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

Our audited consolidated financial statements for the fiscal years ended May 31, 2007, May 31, 2006 and May 31, 2005 are attached hereto.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our shares trade on the TSX Venture Exchange (the "TSXV"), since July 1985, under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition, there has been a very limited U.S. market in our shares on the "Pink Sheets" for the past several years, under the symbol “TRYLF”. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets".

The following table shows the annual high and low closing prices of our stock traded on the TSXV during the last five fiscal years as follows:

Year	High ($CDN)	Low ($CDN)	Close ($ CDN)
2007	0.37	0.145	0.155
2006	0.41	0.185	0.275
2005	0.56	0.265	0.27
2004	0.85	0.24	0.37
2003	0.53	0.08	0.35
2002	0.27	0.05	0.22

The following table shows the quarterly high and low closing prices of our stock traded on the TSXV during the last two fiscal years, for each quarter as follows:

Period	High	Low	Close	Volume
2007
Q4 5/31/07	0.185	0.15	0.155	1,137,110
Q3 2/28/07	0.185	0.145	0.155	1,923,679
Q2 11/30/06	0.26	0.17	0.18	2,322,170
Q1 8/31/06	0.37	0.26	0.26	1,539,332
2006
Q4 5/31/06	0.41	0.255	0.275	2,370,397
Q3 2/28/06	0.39	0.20	0.355	2,176,794
Q2 11/30/05	0.28	0.185	0.235	1,250,975
Q1 8/31/05	0.33	0.23	0.235	739,925

(Information provided by the TSX Venture Exchange. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

The following table shows the high and low closing prices of our stock traded on the TSX Venture Exchange during the most recent six months, for each month as follows:

Month	High*	Low*
2007, September	0.26	0.19
2007, August	0.35	0.25
2007, July	0.375	0.27
2007, June	0.31	0.27
2007, May	0.37	0.26
2007, April	0.17	0.155

(*Information provided by the TSX Venture Exchange. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.)

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

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

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

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments. Convertible Securities / Warrants

The following table lists, as of May 31, 2007, the share purchase warrants outstanding. As of May 31, 2007, we were aware of 6 holders of our 2,418,340 share purchase warrants, 5 of whom were resident in Canada, 1 holder was offshore and no holders were resident in the United States. These warrants were issued in conjunction with two private placements for the purchase of a total of 3,842,340 units (consisting of common shares with warrants).

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year 1	Year 2	Expiration Date of Share Purchase Warrants
May 17, 2006	1,324,000	1,324,000	0.30	0.35	May 17, 2008
April 7, 2007	1,194,340	1,094,340	0.20	-	April 11, 2008

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our shares trade on the TSX Venture Exchange (the "TSXV"), since July 1985, under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition, there has been a very limited U.S. market in our shares on the "Pink Sheets" for the past several years, under the symbol “TRYLF”. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets".

We are working with our sponsor Market Maker, Westminster Securities, Inc., to apply to quote our common shares on the OTC Bulletin Board quotation service upon reaching effectiveness and the no-comment stage of this 20-F.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

A.1. Authorized and Issued Share Capital

The authorized and issued share capital as of May 31, 2007:

Authorized Share Capital: 100,000,000 common shares without par value.

As of May 31, 2007, a total of 40,862,528 common shares have been issued and fully paid for a total of $10,839,258. As of August 31, 2007, a total of 43,577,528 common shares have been issued and fully paid for a total of $11,246,508.

Below is a summary of the Company’s outstanding shares during the year ended May 31, 2007, and the three months ended August 31, 2007:

	NUMBER
	OF
	SHARES	AMOUNT

Balance, May 31, 2006	39,468,188	$10,624,107

Shares issued for mineral properties (i)	100,000	16,000
Private placement (ii)	1,194,340	179,151
Private placement warrants exercised (iii)	100,000	20,000
	1,394,340	215,151
Balance, May 31, 2007	40,862,528	$10,839,258

Private placement (iv)	2,175,000	407,250

Balance, August 31, 2007	43,575,528	$11,246,508

(i) On February 14, 2007, 100,000 common shares were issued at $0.16 per share to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

(ii) On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

(iii) On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share

(iv) The Company completed a private placement on August 30, 2007 for 2,175,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant exercisable for $0.20 per share in the first year and $0.25 per share in the second year.

A.2 Shares not representing capital – Not applicable

A.3 Shares held by Company – Not applicable.

A.4 Share Purchase Warrants

The Company has the following share purchase warrants outstanding as at May 31, 2007. Each whole share purchase warrant entitles the holder to purchase one common share of the Company:

	Number of	Resulting	Exercise Price Per	Expiry Date
	Warrants	Number	Share
		of	(CDN $)
		Common
		Shares

Private placement warrants (i)	1,094,340	1,094,340	$0.20	April 11, 2008
Private placement warrants (ii)	1,324,000	1,324,000	$0.35	May 17, 2008

(i) On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

(ii) On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share. On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

The Company has the following share purchase warrants outstanding as at August 31, 2007. Each whole share purchase warrant entitles the holder to purchase one common share of the Company:

	Number of	Resulting	Exercise Price Per	Expiry Date
	Warrants	Number	Share
		of	(CDN $)
		Common
		Shares

Private placement warrants (i)	1,094,340	1,094,340	$0.20	April 11, 2008
Private placement warrants (ii)	1,324,000	1,324,000	$0.35	May 17, 2008
Private placement	2,175,000	2,175,000	$0.20	August 30, 2008
warrants (iii)			$0.25	August 30, 2009

(i) On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

(ii) On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share. On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

(iii) On August 31, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant. Each Warrant enables the investor to purchase one additional share of Common Stock at $0.20 in the first year or $0.25 in the second year from the date the units are issued.

A.5 Stock Options

The following table summarizes the stock options outstanding and exercisable at May 31, 2007 and August 31, 2007:

	Number of Options	Price	Expiry Date
Consultants’ options	75,000	$ 0.40	March 4, 2008
Consultants’ options	112,500	$ 0.20	October 20, 2008
Consultants’ options	300,000	$ 0.45	November 13, 2008
Directors’ options	50,000	$ 0.15	March 5, 2009
Consultants’ options	250,000	$ 0.285	June 1, 2009
Consultants’ options	25,000	$ 0.15	June 11, 2011
Employees’ options	25,000	$ 0.18	November 2, 2011
Directors’ options	1,600,000	$ 0.15	April 24, 2012
Employees’ options	50,000	$ 0.15	April 24, 2012
	2,487,500

A.6 History of Share Capital

The following table sets out the history of the Company’s share capital for the past five fiscal years:

Fiscal Year	Nature of Share	Number of	Amount (Cdn $)
	Issuance	Shares
Fiscal 2003	Private placement	A	1,500,000	150,000
	Employee stock option exercised	B	12,500	1,875
	Private placement warrants exercised	C	275,000	33,000
	Private placement	D	217,350	76,073
	Issued for Mineral Property Fish Creek mineral property	E	200,000	16,000
Fiscal 2004	Stock options exercised	F	247,500	37,125
	Private placement	G	2,000,000	495,887
	Private placement warrants exercised	H	250,000	30,000
	Stock option exercised	I	50,000	20,000
	Private placement	J	3,000,000	1,026,375
	Private placement warrants exercised	K	193,500	58,050

	Private placement	L	2,000,000	982,750
	Debt settlement	M	201,600	70,560
Fiscal 2005	Private placement warrants exercised	N	622,000	186,600
	Private placement warrants exercised	O	975,000	146,250
	Private placement	P	2,000,000	593,363
Fiscal 2006	Stock option exercised	Q	37,500	7,500
	Private placement	R	2,648,000	662,000
	Stock option exercised	S	5,000	1,750
Fiscal 2007	Mineral property shares issued	T	100,000	16,000
	Private placement	U	1,194,340	179,151
	Private placement warrants exercised	V	100,000	20,000

A.           On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

B.           On December 20, 2002, an employee, exercised an Employee Stock Option for 12,500 shares at $0.15per share to net the treasury $ 1,875.

C.           On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.

D.           On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued in regards to a subscription received by its subsidiary, Teryl, Inc.

E.           On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement.

F.           On June 23, 2003, the president of the Company, exercised a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three employees exercised Stock Options for 237,500 shares, at $ 0.15 per share to net the treasury $ 37,125.

G.           On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

H.           On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.

I.           On November 21, 2003, 50,000 shares at $ 0.40 per share were issued on the exercise of stock options.

J.           On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

K.           In December, 2003 and January, March and April, 2004, private placement warrants totalling 193,500 shares at $ 0.30 per share were exercised.

L.           On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $0.60 per share.

M.           On March 9, 2004, the Company issued 201,600 common shares at $0.35 per share for settlement of debt totalling $ 70,560.

N.           During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.

O.           During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.P. On May 18, 2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 6,637) to net the treasury $ 593,363. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

Q.           On February 23, 2006, a consultant exercised a portion of his stock option for 37,500 common shares at a price of $ 0.20 to net the treasury $ 7,500.

R.           On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

S.           On May 18, 2006, one individual exercised warrants for 5,000 shares at a price of $0.35 per share.

T.           On February 14, 2007, 100,000 common shares at a deemed value of $0.16 each were issued to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

U.           On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 3 placees at a price of $ 0.15 per unit to net the treasury $ 179,151. Each unit consists of one share and one share purchase warrant which may be exercised within one year for $ 0.20 per share.

V.           On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $ 0.20, to net the treasury $ 20,000.

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

C. MATERIAL CONTRACTS

During the years ended May 31, 2007 and May 31, 2006, we entered into the following material contracts.

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

In March 2007, the joint venture agreement was extended until March 5, 2009. Other than the extension, all other terms remain the same.

Gold Hill Property Purchase and Net Profits Royalty Agreement

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit royalty to the vendors, for the following considerations:

-	$5,655 ($ 5,000 US) for a 90 day option and $ 11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
-	$7,000 ($ 6,000 US) paid January 5, 2007 to the Vendors, with $ 6,000 US payments to be made each quarter, (all required quarterly payments have been paid)
-	to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
-	$250,000 US per year upon commencement of production.

Kentucky Gas Wells

The Company entered into agreements with IAS Energy, Inc. (formerly IAS Communications, Inc.), a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company has first refusal rights to participate in up to 21 future wells, which expires in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS.

Our financial statements included in this 20-F for the years ended May 31, 2007, 2006, and 2005 were audited by Morgan & Company, Chartered Accountant as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY.

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 240, 11780 Hammersmith Way, Richmond, British Columbia.

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long- Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B. USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President, and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable , and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended May 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Extension of Compliance Date for Management’s Report on Internal Control Over Financial Reporting

The Company is a non-accelerated filer as defined in Rule 12b-2 of the Act. On September 21, 2005, the Securities and Exchange Commission extended the compliance dates for non-accelerated filers concerning the provisions of Exchange Act Rule 13a-15(d) or 15d-15(d), whichever applies, requiring an evaluation of changes to internal control over financial reporting requirements with respect to the company’s first periodic report due after the first annual report that must include management’s report on internal control over financial reporting. A company that is a non-accelerated filer must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2007. In addition, the compliance period was extended to the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. The extended compliance dates also apply to the amendments of Exchange Act Rules 13a-15(a) and 15d-15(a) relating to the maintenance of internal control over financial reporting.

Under the internal control reporting provisions of the Act, Management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2006, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Morgan & Company, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2007 Fiscal Year	2006 Fiscal Year
(a) Audit Fees	$30,500	$25,000
(b) Audit-related Fees	$25,875	$8,075
(c) Tax Fees	$1,850	$1,320
(d) All Other Fees	$9,800	$750

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

This item is not applicable as the Company’s common shares have not yet completed registration pursuant to section 12 of the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002 – Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement – August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
4.10	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated May 18, 2006	(8)
4.11	Mineral Property Agreement between Teryl Resources Corp. and Frederic & John Rothermel - Gold Hill Property – June 10, 2006	(8)
8.1	List of Subsidiaries – Teryl, Inc. (a Delaware corporation)	(8)
14.1	Consent of Morgan & Company	(8)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission

(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.

(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002

(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2003

(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2004

(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2005

(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2006

(8)	attached hereto.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Adits: A horizontal or nearly horizontal passage driven from the surface for the working or dewatering of a mine.

Allochthonous terrane: a series of rocks; used in the description of rocks in a general, formed or produced elsewhere than in its present place

Alluvial: A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold

Amphibolite: crystalloblastic rock consisting mainly of amphibole and plagioclase with little or no quartz. As the content of quartz increases, the rock grades into hornblende plagioclase gneiss

Arsenopyrite: A major ore of arsenic, Arsenopyite can contain a small amount of gold as an impurity

Assay: a precise and accurate analysis of the metal contents in an ore or rock sample

Au: gold.

Auger drill: a handheld machine that produces small, continuous core samples in unconsolidated materials

Breccia: A fragmental rock; any rock formation essentially composed of uncemented, or loosely consolidated, small angular

Colluvium: mixture of rock fragments

Contained gold: total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

Diamond drill: a large machine that produces a more or less continuous core sample of the rock or material being drilled.

Dynamothermal metamorphism: A form of regional metamorphism that acts on rocks caught between two converging plates and is initially caused by directed pressure from the plates, which causes some of the rocks to rise and others to sink, sometimes by tens of kilometers. The rocks that fall then experience further dynamothermal metamorphism, this time caused by heat from the Earth's interior and lithostatic pressure from overlying rocks Eclogite: A coarse-grained, deep-seated ultramafic rock, consisting essentially of garnet (almandine-pyrope) and pyroxene (omphacite). Rutile, kyanite, and quartz are typically present.

Feasibility study: a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production

Felsic: A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents.

Fracture: The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress

Gm/mt or gpt: grams per metric tonne.

Gold deposit: means a mineral deposit mineralized with gold.

Grams per cubic meter: alluvial mineralization measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

Granitic: Pertaining to or composed of granite. Granodioritic:

Graphite: A allotropic form of carbon found in nature

Greenschis: schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.

Hypabyssal: Pertaining to an igneous intrusion, or to the rock of that intrusion, whose depth is intermediate between that of abyssal or plutonic and the surface.

Ilmenite: The mineral group geikielite, ilmenite, and pyrophanite. Also called menaccanite; titanic iron ore.

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

Limonitically: Consisting of or resembling limonite

Listwanite: (carbonate altered serpentinite) is associated with gold mineralization.

Lithologies: The character of a rock described in terms of its structure, color, mineral composition, grain size, and arrangement of its component parts; all those visible features that in the aggregate impart individuality to the rock.

Lithophile: Said of an element that is concentrated in the silicate rather than in the metal or sulfide phases of meteorites. Such elements concentrate in the Earth's silicate crust in Goldschmidt's tripartite division of elements in the solid Earth

Lode mining: mining of gold bearing rocks, typically in the form of veins or stockworks

Mafic: Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals

Measured resource: that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral claim or mining claim: The portion of mining ground held under law by a claimant.

Mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

Monzonite: granular plutonic rock containing approx. equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent. Either hornblende or diopside, or both, are present and biotite is a common constituent. Accessories are apatite, zircon, sphene, and opaque oxides. The intrusive equivalent of latite.

Net profit interest (NPI): effectively a royalty based on the net profits generated after recovery of all csts

Net smelter royalty or NSR: a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

Ore: a naturally occurring rock or material from which economic minerals can be extracted at a profit

Ounce or oz.: a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

opt : troy ounces per short ton

Petrographic: Pertaining to the study of rocks

Placer: A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

Pluton: A body of medium- to coarse-grained igneous rock that formed beneath the surface by crystallization of a magma

Ppm: parts per million

Probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Prospect: an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

Protoliths: refers to the precursor rock of a given lithology

Proven reserve: the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drill: a large machine that produces a continuous chip sample of the rock or material being drilled

Scheelite: varicolored, fluoresces bright blue mineral; in limestone and pneumatolitic veins near granite contacts, granite pegmatites; a source of tungsten

Skarn: a fine-grained metamorphic rock that is usually coloured green or red, occasionally gray, black, brown or white. It forms through thermal metamorphism as the mineralogical, chemical and crystallographic changes in a solid-state rock, i.e. without melting, in response to new conditions of pressure and/or temperature, and/or introduction of fluids.

Stockwork: Small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized

Stratiform: occurring as a bed or beds; arranged in strata

Terrane: A region considered in relation to its fitness for some purpose; an extent of ground or territory

Tholeiitic: Any of a series of igneous rocks that are similar in composition to basalt, but are richer in silica and iron and poorer in aluminum than basalt is.

Ton: short ton (2,000 pounds).

Tonne: metric tonne (2,204.6 pounds).

Trenching: the surface excavation of a linear trench to expose mineralization for sampling

Vein: a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign registration statement and annual report on its behalf.

TERYL RESOURCES CORP.
REGISTRANT

Dated: October 17, 2007	By:	/s/ John G. Robertson
John G. Robertson
President/Director