Form 20-F/A
period 2007-05-31
TERYL RESOURCES CORP
filed 2007-10-22
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

EXPLANATORY NOTE

This amendment to the Company’s 20-F filed October 19, 2007 adds the required financial statements which were mistakenly omitted from the original filing.

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2007
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2007 and 2006, and the consolidated statements of operations, deficit, and cash flows for each of the years in the three-year period ended May 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2007 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

September 24, 2007	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated September 24, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

September 24, 2007	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	MAY 31
	2007	2006

ASSETS
Current
Cash	$2,947	$209,636
Amounts receivable	12,515	4,591
Prepaid expenses	6,773	8,067
	22,235	222,294
Investments (Note 3)	4,026	4,026
Equipment (Note 4)	17,269	16,043
Oil And Gas Well Interests (Note 5)	287,936	103,045
Mineral Property Interests (Note 6)	231,086	190,236
Deferred Exploration Expenditures (Note 6)	2,999,743	2,959,119

	$3,562,295	$3,494,763

LIABILITIES
Current
Accounts payable and accrued liabilities	$128,098	$22,323
Advances from related companies (Note 9)	172,180	76,415
	300,278	98,738

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
40,862,528 (2006 – 39,468,188) common shares	10,839,258	10,624,107

Subscriptions Received (Note 13)	70,000	69,972
Contributed Surplus	285,754	169,401
Deficit	(7,932,995)	(7,467,455)
	3,262,017	3,396,025

	$3,562,295	$3,494,763

Contingencies And Commitments (Note 10)

Approved on behalf of the Board of Directors:

“J. Robertson”	“J. Lorette”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2007	2006	2005

Revenue
Oil and gas income	$33,714	$27,154	$28,307

Expenses
Amortization	4,547	6,847	7,664
Depletion of gas wells	24,243	-	-
Filing and regulatory fees	18,961	24,353	16,687
Foreign exchange (gain) loss	(74)	4,687	(1,942)
Management and directors’ fees	75,396	74,440	78,319
Office and sundry	21,252	14,756	12,385
Office rent and utilities	10,171	5,737	5,560
Oil and gas production, royalties and other	6,442	12,605	30,937
Professional fees	87,395	39,808	50,718
Publicity, promotion and investor relations	110,413	110,076	229,678
Secretarial and employee benefits	38,083	33,578	45,132
Shareholder and meeting costs	112	7,180	2,573
Stock based compensation	66,300	6,242	6,580
Telephone	8,417	6,207	8,226
Transfer agent fees	5,894	6,830	7,167
Travel, auto and entertainment	11,193	25,128	28,402
	488,745	378,474	528,086

Operating Loss	(455,031)	(351,320)	(499,779)

Other Income (Expenses)
Interest income	613	3,079	2,620
Interest expense	(741)	(14,704)	(16,562)
Mineral properties written off	(9,381)	(29,161)	-
Exploration expenditures written off	(1,000)	(38,540)	(2,019)
	(10,509)	(79,326)	(15,961)

Net Loss For The Year	$(465,540)	$(430,646)	$(515,740)

Loss Per Share – Basic and diluted	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number Of Common
Shares Outstanding – Basic and diluted	39,663,029	36,889,399	34,436,365

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF DEFICIT
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2007	2006	2005
Deficit, Beginning Of Year	$(7,467,455)	$(7,036,809)	$(6,521,069)

Net Loss For The Year	(465,540)	(430,646)	(515,740)

Deficit, End Of Year	$(7,932,995)	$(7,467,455)	$(7,036,809)

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2007	2006	2005

Cash Flows From Operating Activities
Revenue receipts for the year	$30,495	$27,343	$22,706
Receipt of interest income	613	3,079	2,620
Refunds of Goods and Services Tax	13,614	10,201	18,634
Payment of interest on debenture	-	(26,749)	(15,000)
Payments to suppliers for goods and
services	(255,565)	(404,366)	(558,388)
	(210,843)	(390,492)	(529,428)
Cash Flows From Financing Activities
Share capital issued for cash	199,151	671,250	913,013
Repayment of debenture	-	(150,000)	-
Related party advances (repayments)	95,765	26,956	(142,203)
	294,916	548,206	770,810
Cash Flows From Investing Activities
Purchase of mineral property interests	(34,231)	-	(22,602)
Purchase of equipment	(5,773)	-	(17,084)
Purchase of oil and gas well interests	(209,134)	(103,045)	-
Exploration expenditures	(41,624)	(163,320)	(253,967)
	(290,762)	(266,365)	(293,653)

Decrease In Cash For The Year	(206,689)	(108,651)	(52,271)

Cash, Beginning Of Year	209,636	318,287	370,558

Cash, End Of Year	$2,947	$209,636	$318,287

Supplemental Disclosure Of Cash Flow
Information
Interest paid	$-	$26,749	$15,000

Non-Cash Financing And Investing Activities
Shares issued for mineral properties	$16,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration on the properties. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of the amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $465,540 in the year ended May 31, 2007 (2006 - $430,646; 2005 - $515,740). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988 in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

	b)	Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

c)	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas properties, and related equipment. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to operations. All other exploration costs, including geological and geophysical costs, are charged to operations as incurred. Development costs, including the cost of all wells, are capitalized.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	c)	Accounting for Oil and Gas Well Interests (Continued)

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term.

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

	d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finder’s fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

		i)	If properties are sold outright – costs are written off entirely against proceeds.
ii)

if properties are sold under option-type agreement – on the basis of cash or shares received over the total undiscounted amount to be received under the agreement, exclusive of royalties or net profit participation.

		iii)	If properties are brought into production - on the basis of units of production over the total estimated reserves recoverable.
		iv)	If properties are retained, but have no proven economic reserves and are not currently being explored or developed by the Company or joint venture partner – costs are written down to a nominal value.
		v)	If properties are abandoned – costs are written off entirely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	e)	Revenue Recognition

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

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

		i)	Monetary items at the rate prevailing at the balance sheet date.
		ii)	Non-monetary items at the historical exchange rate.
		iii)	Revenue and expense at the average rates in effect during the year.

Gains or losses arising on translation are included in the consolidated statements of operations.

	g)	Investments

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

	h)	Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements approximate their fair values. Those financial instruments include cash, amounts receivable, accounts payable, and amounts due to related parties. Their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	i)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income tax assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2007 and 2006 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	m)	Asset Impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. As at May 31, 2007 and 2006, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	p)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.	INVESTMENTS

	2007	2006
Linux Gold Corp.
15,880 shares at cost	$4,026	$4,026

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $2,856 at May 31, 2007 (2006 - $7,347).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	EQUIPMENT

	2007	2006

Furniture and fixtures – at cost	$27,010	$21,237
Less: Accumulated amortization	(15,068)	(12,804)
	11,942	8,433

Automotive equipment – at cost	15,531	15,531
Less: Accumulated amortization	(10,204)	(7,921)
	5,327	7,610

	$17,269	$16,043

5.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc. (formerly IAS Communications, Inc.), a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company has first refusal rights to participate in up to 21 future wells, which expires in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006. As there has been no determination as to the gas reserves done on any of the wells, the wells are being depleted straight-line over 10 years, which is their estimated pay-out term.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

5.	OIL AND GAS WELL INTERESTS (Continued)

	2007	2006

Ken Lee #1 – at cost	$103,045	$103,045
Less: Accumulated depletion	(10,305)	-
	92,740	103,045

Elvis Farris #2 – at cost	104,461	-
Less: Accumulated depletion	(8,705)	-
	95,756	-

Clarence Bright #1 – at cost	104,673	-
Less: Accumulated depletion	(5,233)	-
	99,440	-

	$287,936	$103,045

6.	MINERAL PROPERTY INTERESTS

	BALANCE			BALANCE
	MAY 31			MAY 31
	2006	ADDITIONS	WRITE-OFFS	2007

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	16,000	-	49,538
Gold Hill	-	34,231	-	34,231
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	(9,381)	-

	$190,236	$50,231	$(9,381)	$231,086

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS (Continued)

	BALANCE			BALANCE
	MAY 31			MAY 31
	2005	ADDITIONS	WRITE-OFFS	2006

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	-	-	33,538
Anderson Group – 2nd	15,878	-	(15,878)	-
Upper Fox Creek	13,283	-	(13,283)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	-	9,381

	$219,397	$-	$(29,161)	$190,236

a)	SILVERKNIFE, Laird, BC, Canada

Pursuant to agreements with Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. Acquisition costs have been written down to $1 and exploration expenditures have been written off entirely, since the claims are not currently being explored and have no proven economic reserves.

b)	FISH CREEK, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% Net Royalty Interest until the Company pays $2,139,200 ($2,000,000 US).

c)	ANDERSON GROUP, Fairbanks, Alaska, USA

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $15,878 ($12,500 US), with an additional $148,703 ($135,000 US) owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier. During the 2006 year, $15,878 in mineral property costs were written off as management decided not to maintain this option.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS (Continued)

	d)	UPPER FOX CREEK, Fairbanks, Alaska, USA

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $13,283 ($10,000 US) per year. The Company made the first $13,283 ($10,000 US) payment, but did not make the 2005 payment and the lease was canceled; accordingly, $13,283 in property costs and $36,377 in exploration costs were written off during the 2006 year.

	e)	GOLD HILL, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

		a)	$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

		b)	$13,781 ($12,000 US) paid during the year to the Vendors, with $6,418 ($6,000 US) to be made each quarter (all required quarterly payments have been made),

		c)	complete a $53,480 ($50,000 US) first phase exploration program conducted by the Vendors,

		d)	$267,400 ($250,000 US) per year upon commencement of production.

	f)	WEST RIDGE, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

	g)	GIL VENTURE, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $171,720 ($150,000 US). Under this agreement, Fort Knox Venture paid the Company a total of $164,279 ($143,500 US) and contributed $686,880 ($600,000 US) to fund approved programs and budgets earning them an 80% participating interest in the property with the Company, retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc., has been doing exploration work on this property during the 2006 year. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 111,127 ($98,916 US) in the May, 2006 year. No expenditures were made during the May, 2007 year-end. Further cash calls are expected in the 2008 year.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS (Continued)

	h)	STEPOVICH LEASE, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease; accordingly, $9,381 in mineral property costs and $1,000 in exploration costs were written off during the year.

Deferred Exploration Expenditures

	2007	2006
Silverknife Claims
Work assessment	$-	$2,163

Fish Creek Claims
Geophysical survey	11,041	756
Placer sampling and drilling	-	26,967
Insurance, lease, property tax and assays	2,405	11,949
	13,446	39,672
Upper Fox Creek Claims
Geophysical survey	-	1,564

Gold Hill Claims
Geophysical and geological survey	15,702	-
Travel, maps and reports	3,248	-
	18,950	-
West Ridge Claims
Geophysical survey	1,948	8,794
Rent assessment	7,280	-
	9,228	8,794
Gil Venture
Exploration advances	-	91,278
Phase II exploration – trenching and drilling	-	111,127
	-	202,405

Exploration expenditures for the year	41,624	254,598

Exploration expenditures written off
Abandoned and inactive claims	(1,000)	(38,540)
	40,624	216,058
Exploration expenditures, beginning of year	2,959,119	2,743,061

Exploration expenditures, end of year	$2,999,743	$2,959,119

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

7.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s Canadian future tax assets as of May 31 are as follows:

	2007	2006

Non-capital losses carry forwards	$838,000	$804,000
Equipment	17,000	16,000
Resource deductions	482,000	474,000
	1,337,000	1,294,000
Valuation allowance	(1,337,000)	(1,294,000)

Future income tax asset	$-	$-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2007	2006

Statutory tax rate	34%	34%

Income tax recovery at statutory rate	$(157,700)	$(148,300)
Temporary differences	9,800	25,400
Permanent differences	36,100	2,900
Effect of change in tax rate	-	51,700
Tax benefits not recognized	111,800	68,300

	$-	$-

The Company has Canadian non-capital losses of approximately $2,456,000 (2006 - $2,356,000), which expire over the years 2008 to 2027. The Company also has cumulative exploration expenses in the amount of $1,926,000 (2006 - $1,688,000) in Canada, which can be carried forward indefinitely.

8.	DEBENTURE PAYABLE

Pursuant to various agreements, the Company agreed to issue a convertible debenture for $150,000 to Keltic Bryce Enterprises Inc. (“Keltic Bryce”), which did not receive approval and was not convertible under existing regulatory policy. The Company paid Keltic Bryce $15,000 interest on November 15, 2005. On May 1, 2006, the $150,000 debenture was repaid along with $11,749 accrued interest.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

9.	ADVANCES FROM RELATED COMPANIES

	2007	2006

IAS Energy, Inc. (formerly IAS Communications, Inc.)	$11,268	$-
International Diamond Syndicate Ltd.	(1)	(1)
JGR Petroleum Inc.	44,564	22,584
KLR Petroleum Inc.	-	485
Linux Gold, Inc.	52,580	20,936
Rainbow Network	25,464	22,569
Reg Technologies Inc.	3,285	(5,419)
REGI US, Inc.	-	(1,420)
SMR Investments Ltd.	35,020	16,681

	$172,180	$76,415

The advances from (to) related companies bear no interest and have no fixed repayment terms.

10.	SHARE CAPITAL

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

10.	SHARE CAPITAL (Continued)

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2005	36,777,688	$9,944,335	$175,935

Stock options exercised (a)	37,500	7,500	-
Fair value of stock options exercised	-	12,776	(12,776)
Private placement (b)	2,648,000	662,000	-
Private placement warrants exercised (c)	5,000	1,750	-
Share issue costs	-	(4,254)	-
Stock based compensation	-	-	6,242
	2,690,500	679,772	(6,534)

Balance, May 31, 2006	39,468,188	10,624,107	169,401

Shares issued for mineral properties (d)	100,000	16,000	-
Private placement (e)	1,194,340	179,151	-
Private placement warrants exercised (f)	100,000	20,000	-
Stock based compensation	-	-	116,353
	1,394,340	215,151	116,353

Balance, May 31, 2007	40,862,528	$10,839,258	$285,754

a)	On February 23, 2006, a consultant exercised a portion of his stock options for 37,500 common shares at a price of $0.20 per share.

b)

On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $0.25 per unit. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $0.30 per share (or for $0.35 within the second year).

c)	On May 18, 2006, one individual exercised warrants for 5,000 shares at a price of $0.35 per share.

d)	On February 14, 2007, 100,000 common shares were issued at $0.16 per share to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

e)

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

10.	SHARE CAPITAL (Continued)

	f)	On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

On October 7, 2005, one employee’s options for 150,000 common shares were repriced from $0.40 to $0.20 and extended to expire on October 20, 2008; on November 17, 2005, one employee’s options for 25,000 common shares at $0.45 were cancelled; and on February 19, 2006, a consultant’s options for 350,000 common shares at a price of $0.40 expired unexercised.

Pursuant to an agreement dated May 24, 2006, the Company granted stock options to Agoracom Investor Relations Corp. to purchase up to 250,000 common shares in four equal installments of 62,500 shares, vesting each quarter starting September 1, 2006, and exercisable June 1, 2007 at a price of $0.285 per share for a two-year period.

On June 29, 2006, a consultant was granted stock options to purchase up to 25,000 common shares at a price of $0.30 per share for five years, which were repriced on May 8, 2007 to $0.15. On November 2, 2006, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.18 per share for five years. On April 22, 2007, 1,590,000 stock options expired unexercised. On April 24, 2007, 1,600,000 directors’ stock options were granted at a price of $0.15 per share expiring April 24, 2012. On May 8, 2007, approval was granted to reprice 50,000 employees’ stock options from $0.40 to $0.15 and extend the exercise date from December 16, 2007 to April 24, 2012; and 50,000 directors’ stock options were repriced from $0.35 to $0.15 with the exercise date unchanged, subject to shareholder approval.

Outstanding Commitments to Issue Shares

At May 31, 2007, the following commitments to issue shares were outstanding:

	NUMBER OF		EXPIRY
TYPE OF COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,094,340	$ 0.20	April 11, 2008
Private placement warrants	1,324,000	$ 0.35	May 17, 2008
Consultants’ options	75,000	$ 0.40	March 4, 2008
Consultants’ options	112,500	$ 0.20	October 20, 2008
Consultants’ options	300,000	$ 0.45	November 13, 2008
Directors’ options	50,000	$ 0.15	March 5, 2009
Consultants’ options	250,000	$ 0.285	June 1, 2009
Consultants’ options	25,000	$ 0.15	June 11, 2011
Employees’ options	25,000	$ 0.18	November 2, 2011
Directors’ options	1,600,000	$ 0.15	April 24, 2012
Employees’ options	50,000	$ 0.15	April 24, 2012

	4,905,840

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

10.	SHARE CAPITAL (Continued)

During the years ended May 31, 2007 and 2006, the Company had the following warrant activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance, May 31, 2005	3,184,500	$0.51

Issued	1,324,000	0.30
Exercised	(5,000)	0.35
Expired	(3,179,500)	0.51

Balance, May 31, 2006	1,324,000	0.30

Issued	1,194,340	0.20
Exercised	(100,000)	0.20

Balance, May 31, 2007	2,418,340	$0.28

During the years ended May 31, 2007 and 2006, the Company had the following stock option activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance, May 31, 2005	2,590,000	$0.27

Exercised	(37,500)	0.20
Expired	(350,000)	0.40
Cancelled	(25,000)	0.45

Balance, May 31, 2006	2,177,500	0.21

Granted	1,900,000	0.17
Expired	(1,590,000)	0.15

Balance, May 31, 2007	2,487,500	$0.21

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

10.	SHARE CAPITAL (Continued)

Stock Based Compensation Expense

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 130% (2006 - 52%; 2005 – 158%), weighted average risk free interest rate of 4.11% (2006 – 3.40%; 2005 – 4.56%) and expected life of 4.73 years (2006 – 1 year; 2005 – 2 years).

The following table summarizes information about stock options outstanding at May 31, 2007:

		WEIGHTED
	NUMBER	AVERAGE	NUMBER
	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$ 0.15	1,725,000	4.80	525,000
0.18	25,000	4.43	18,750
0.20	112,500	1.39	112,500
0.285	250,000	2.01	250,000
0.40	75,000	0.76	75,000
0.45	300,000	1.46	300,000

$ 0.21	2,487,500	3.84	1,281,250

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company, which shares office facilities and staff, and several directors with the Company. REGI US, Inc. is another company with common directors, staff and office facilities.

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. SMR charged the Company management fees of $30,000 (2006 - $30,000; 2005 - $30,000) during the current year. As of May 31, 2007, $30,000 (2006 - $Nil; 2005 - $Nil) was payable to SMR by the Company.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS (Continued)

The Company holds 15,880 shares of Linux Gold Corp., a BC public company with common directors.

During the year, director’s fees of $12,000 (2006 - $12,000; 2005 - $12,000) were paid to J. Robertson, President of the Company. As of May 31, 2007, $4,019 (2006 - $Nil; 2005 - $Nil) was receivable from J. Robertson to the Company. Administrative consulting fees of $24,000 (2006 - $19,000; 2005 - $25,750) were paid to J. Lorette, a director of the Company and secretarial fees of $15,000 (2006 - $19,550; 2005 - $23,500) were paid to M. van Oord, a director of the Company.

Fees of $9,396 (2006 - $6,770; 2005 - $9,019) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company who has significant influence on its affairs) for administration of the Company’s payroll and benefit plan.

Office rent amounted to $15,018 (2006 - $17,040; 2005 - $16,680) for the year ended May 31, 2007 of which $4,847 (2006 - $11,360; 2005 - $11,120) has been shared with Reg Technologies Inc. and REGI US, Inc. As of May 31, 2007, $2,856 (2006 - $Nil; 2005 - $Nil) was receivable from REGI US, Inc. to the Company.

12.	SUBSEQUENT EVENT

The Company completed a private placement on August 30, 2007 for 2,175,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant exercisable for $0.20 per share in the first year and $0.25 per share in the second year.

13.	TERYL, INC. TRANSACTIONS (100% US Subsidiary)

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $0.23 ($0.15 US) and subscriptions of $146,044 ($96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. Six subscribers did not return the agreement and negotiations are proceeding to resolve this. On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2007, 2006 and 2005.

Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share-Based Payments,” which requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-Based Compensation (Continued)

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option- pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The Company has a stock-based compensation plan which is described in note 10. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2007, 2006 and 2005.

Marketable Securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under US GAAP, the Company’s investments are classified as available- for-sale securities.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on the Company’s reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements (Continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements (Continued)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2007
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$22,235	$-	$22,235
Investments	4,026	(1,170)	2,856
Equipment	17,269	-	17,269
Oil and gas well interests	287,936	(287,936)	-
Mineral property interests	231,086	-	231,086
Deferred exploration expenditures	2,999,743	(2,999,743)	-

	$3,562,295	$(3,288,849)	$273,446

Current liabilities	$300,278	$-	$300,278
Shareholders’ equity	3,262,017	(3,288,849)	(26,832)

	$3,562,295	$(3,288,849)	$273,446

		2006
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$222,294	$-	$222,294
Investments	4,026	3,321	7,347
Equipment	16,043	-	16,043
Oil and gas well interests	103,045	(103,045)	-
Mineral property interests	190,236	-	190,236
Deferred exploration expenditures	2,959,119	(2,959,119)	-

	$3,494,763	$(3,058,843)	$435,920

Current liabilities	$98,738	$-	$98,738
Shareholders’ equity	3,396,025	(3,058,843)	337,182

	$3,494,763	$(3,058,843)	$435,920

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2007	2006	2005

Net loss for the year, Canadian
GAAP	$(465,540)	$(430,646)	$(515,740)

Adjustments:
Amortization of oil and gas
interests	(184,891)	(103,045)	-
Deferred exploration costs	(40,624)	(216,058)	(241,004)

Net loss for the year, US GAAP	$(691,055)	$(749,749)	$(756,744)

Basic and diluted loss per share,
US GAAP	$(0.02)	$(0.02)	$(0.02)

Weighted average number of
common shares outstanding,
basic and diluted	39,663,029	36,889,399	34,436,365

The Company’s comprehensive loss is comprised as follows:

	2007	2006	2005

Net loss for the year, US GAAP	$(691,055)	$(749,749)	$(756,744)

Change in net unrealized (loss) gain on
available-for-sale investments	(1,170)	3,321	(1,534)

Comprehensive loss	$(692,225)	$(746,428)	$(758,278)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2007	2006	2005

Cash flows used in operating activities,
Canadian and US GAAP	$(210,843)	$(390,492)	$(529,428)

Cash flows provided by financing activities,
Canadian and US GAAP	294,916	548,206	770,810

Cash flows used in investing activities,
Canadian and US GAAP	(290,762)	(266,365)	(293,653)

Decrease in cash	(206,689)	(108,651)	(52,271)

Cash, beginning of year	209,636	318,287	370,558

Cash, end of year	$2,947	$209,636	$318,287

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002 – Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement – August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
4.10	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated May 18, 2006	(8)
4.11	Mineral Property Agreement between Teryl Resources Corp. and Frederic & John Rothermel - Gold Hill Property – June 10, 2006	(8)
8.1	List of Subsidiaries – Teryl, Inc. (a Delaware corporation)	(8)
14.1	Consent of Morgan & Company	(8)

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

TERYL RESOURCES CORP.
REGISTRANT

Dated: October 19, 2007	By:	/s/ John G. Robertson
John G. Robertson
President/Director