Form 20-F/A
period 2007-05-31
TERYL RESOURCES CORP
filed 2007-12-12
CIK 1109313

United States
Securities and Exchange Commission
Washington, D.C. 20549

_________________________________________________

FORM 20-F
AMENDMENT NO. 2

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

Large accelerated filer:[ ] Accelerated filer: [ ] Non-accelerated filer: [X]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes[ ] No[X]

Index to Exhibits on Page 74

EXPLANATORY NOTE:

We are amending the Registration Statement and Annual Report of Teryl Resources Corp., on Form 20-F, that we filed with the Securities and Exchange Commission on October 22, 2007 to incorporate comments from the SEC reviewers. We have revised Items 3, 4, 5, 6, 7, 10, 11, 15 and 16C, in order to reflect the effects of the amendments. We have also amended Note 14. to our Financial Statements. This Form 20-F/A has been reproduced in full. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed. The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing (see Item 3.D. Risk Factors). The Company has incurred a loss of $465,540 in the year ended May 31, 2007 (2006 - $430,646; 2005- $515,740). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

FINANCIAL AND OTHER INFORMATION

In this 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FOREIGN PRIVATE ISSUER STATUS

Teryl Resources Corp. (the "Company”), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and all our executive officers and directors are Canadian citizens and residents. As a result, we believe that we qualify as a "foreign private issuer".

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

(1)	Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada

Mr. Robertson’s business functions, as our President and principal executive officer, include strategic planning, business development, operations, financial administration, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation /payment/ organization of our expenses/taxes/ activities, and reporting to the Board of Directors. Mr. Robertson’s business functions, as our Secretary, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/payment/organization of our expenses/taxes/activities. He assists in ensuring our compliance with all statutory and regulatory compliance. Mr. Robertson’s business functions, as our Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed, causing preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing our corporate seal and of all books, records and instruments belonging to us, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board or the chief executive officer may specify. Mr. Robertson may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

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

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in Note 14 to our audited financial statements for the years ended May 31, 2007 and 2006.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31. The data presented is prepared in accordance with Canadian generally accepted accounting principles, and reconciliation of the data to U.S. GAAP:

Fiscal Years Ended May 31

	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004	May 31, 2003

CANADIAN GAAP
Revenue	$33,714	$27,154	$ 28,307	$21,037	$24,255
Income (Loss) for the Period	$(465,540)	$ (430,646)	$ (515,740)	$(791,776)	$(323,812)
Basic Income (Loss) Per Share	$(0.01)	$(0.01)	$ (0.01)	$ (0.03)	$(0.01)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Average. Shares	39,663,029	36,889,399	34,436,365	28,295,934	23,934,235
Period-end Shares (#)	40,862,528	39,468,188	36,777,688	33,180,688	25,238,088
Working Capital	$(278,043)	$123,556	$138,460	$3,473	$(1,395,628)
Mineral Properties	$231,086	$190,236	$219,397	$196,795	$176,150
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$10,839,258	$10,624,107	$9,944,335	$9,018,122	$6,297,375
Retained Earnings (Deficit)	$(7,932,995)	$(7,467,455)	$(7,036,809)	$(6,521,069)	$(5,729,293)
Total Assets	$3,562,295	$3,494,763	$3,409,709	$3,144,121	$2,117,591
U.S GAAP (2)
Net Loss (1)	$(691,055)	$(749,749)	$(756,744)	$(1,444,266)	$(543,950)
Loss Per Share	$(0.02)	$(0.02)	$(0.02)	$(0.05)	$(0.02)
Mineral Properties (3)	$231,086	$190,236	$219,397	$196,795	$176,150
Shareholders’ Equity (Deficiency)	$(26,832)	$337,182	$408,838	$234,842	$(1,214,996)
Total Assets	$273,446	$435,920	$665,114	$642,583	$264,541
Mineral Properties	$231,086	$190,236	$219,397	$196,795	$176,150
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$10,839,258	$10,624,107	$9,944,335	$9,018,122	$6,297,375

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

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2007	1.1362	1.1852/1.0701	1.0701
2006	1.1738	1.0989/1.2578	1.1027
2005	1.2602	1.1775/1.3772	1.2512
2004	1.3435	1.2690/1.4114	1.3666
2003	1.5257	1.3446/1.5963	1.3712

B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of August 31, 2007:

SHAREHOLDERS’ EQUITY

43,577,528 shares issued and outstanding	$11,246,508
Contributed Surplus	$285,754
Retained Earnings (deficit)	$8,013,425
Net Stockholders’ Equity	$3,501,018
TOTAL CAPITALIZATION
Stock Options Outstanding	2,487,500
Warrants Outstanding	5,133,340
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

RISK FACTORS RELATED TO OUR BUSINESS

We may not be able to secure the financing necessary to explore, develop and produce our mineral properties.

We do not presently have sufficient financial resources or operating cash-flow to undertake solely all of our planned exploration and development programs. The development of our properties depends on our ability to obtain additional required financing or obtaining joint venture partners.

As noted in our audited consolidated financial statements for the year ended May 31, 2007 we have incurred significant operating losses and have an accumulated deficit of $ 7,932,995 at May 31, 2007. Furthermore, we had a working capital deficit of $ 278,043 as at May 31, 2007, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to meet our liabilities as they become payable and satisfy working capital and operating needs (see Item 5.B. Liquidity and Capital Resources).

We expect to incur significant losses for the foreseeable future.

We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations (see Item 5.B. Liquidity and Capital Resources).

Our business may be affected by such matters as changes in general economic conditions, changes in laws, regulations, and other factors.

From time to time, our business may be affected by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with the Company. We entered into an agreement with Linux Gold Corp. whereby the Company could earn up to 50% of the Fish Creek claim (see Item 4.D.). In addition, Mrs. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd. which holds approximately 14.98% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E). Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B.). Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA. The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

We are organized under the laws of the province of British Columbia, Canada. All of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example: where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law; the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state; the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court; the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy; the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our mineral resources competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, our exploration programs may not will yield any new reserves or result in any commercial mineral operations (see Item 4.B. Competition).

We face strong competition from larger oil and gas companies, which could harm our business and ability to operate profitably.

The oil and gas exploration and production business is highly competitive. Many of our competitors have substantially larger financial resources, staffs and facilities. Our competitors in the United States include numerous major oil and gas exploration and production companies, especially major oil and gas companies such as BP Amoco, Exxon/Mobil, Texaco/Shell and Conoco/Phillips. These major oil and gas companies are often better positioned to obtain the rights to exploratory acreage for which we may compete. If we are unable to adequately address our competition, including, but not limited to, finding ways to secure profitable oil and gas producing properties, our ability to earn revenues will suffer (see Item 4.B. Competition).

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

The Company faces risks related to the exploration and potential development of its properties.

The exploration and development of mineral deposits involves significant risks. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves, or whether any of the Company’s exploration stage properties can be brought into production. Few properties that are explored are ultimately developed into producing mines. At present, none of the our properties have defined ore bodies with reserves and resources, and our proposed exploration programs are an exploratory search for ore. Whether an ore body will become commercially viable depends on many factors, including: the characteristics of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is also subject to the risks normally encountered in the mining industry, such as: unusual or unexpected geological formations; natural disasters; power outages and water shortages; cave-ins, land slides, and other similar mining hazards; inability to obtain suitable or adequate machinery, equipment, or labour; and other known and unknown risks involved in the operation of mines and the conduct of exploration.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue exploration into commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

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

Our estimates of any mineral deposits on our properties may not change.

Our estimates of any mineral deposits on our properties may not change. We have prepared all figures with respect to the size and grade of mineralized deposits included herein, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and any identified mineralized deposit may not ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover the Company’s costs.

Even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the metals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply and demand for metals is affected by various factors, including political events, economic conditions and production costs in major producing regions. The price of any minerals produced from the Company’s properties may not be sufficient such that any such deposits can be mined at a profit.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain of our properties are located in Alaska. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our activities. As a result, our activities in these regions are seasonal and the preferred time for work is limited to the spring and summer when costs are more reasonable and access to the properties is easier (see Item 4.B.).

The Company’s properties may be subject to unregistered agreements; transfers, or claims and title may be adversely affected.

Our title opinions do not validate that we have good and marketable title to all of our properties. We follow the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if any of our mineral claims have been staked or assessment work carried out. The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects. If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained. In the event of an adverse judgment with respect to any of its mineral properties, the Company could lose its property rights and may be required to cease its exploration and development activities on that property.

Mineral operations are subject to government and regulatory approvals.

Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations. Mining, exploration and exploitation permits are required. Failure to comply with regulatory requirements could result in permits being withdrawn or suspended which would adversely affect our operations.

Oil and gas price fluctuations in the market may harm results of our operations.

As of the date of this 20-F, we do not own any interests in any properties which are producing more than minimal levels of oil or natural gas. Revenue from our oil and gas operations is minimal. Oil and gas revenues were: $33,714 in the year ended May 31, 2007; $27,154 in the fiscal year ended May 31, 2006 and $28,302 in fiscal year ended May 31, 2005 (see Item 5). Should we acquire an interest in a property producing more than a minimal level of oil and natural gas, substantially all of our sales of oil and natural gas would likely be made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices we might receive for any eventual oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, weather trends, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment.

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

We are subject to extensive and changing environmental legislation, regulation and actions.

We are subject to extensive and changing environmental legislation, regulation and actions in connection with our operations and properties. We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Our operations may require additional analysis in the future including environmental and social impact and other related studies. We may not be able to obtain or maintain all necessary permits that may be required to continue our operation or our exploration of our properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

We may have no direct contractual relationship in certain mineral properties that have been granted by third parties.

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

In the event that we begin trading our common shares in the United States, our common shares shall be subject to “penny stock” rules as defined in Securities and Exchange Act rule 3a51-1. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Our directors and officers collectively own a majority of our common shares.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders. These principal shareholders, including members of our board of directors, officers and entities affiliated with members of our directors and officers, will own more than 19% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders (see Items 6.A. and 7.A.).

We do not anticipate that we will pay any dividends in the foreseeable future.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time (see Item 3.A).

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

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80% (see Item 4.D. for complete details of exploration and development of this property).

West Ridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. The West Ridge property consists of 48 state of Alaska mining claims covering 1750.5 acres and 75 acres of patented mining claims under lease purchase option in the Livengood quadrangle Township 2 North, Range 1 East. The state claims are registered with the Alaska Division of Mining, Land, and Water Management with Teryl Resources Corp. as the 100% owner (see Item 4.D. for complete details of exploration and development of this property).

Black Dome

In July, 2003 we announced we had successfully negotiated a lease of 440 acres in the Fairbanks Mining District, Alaska from the State of Alaska, Mental Health Trust Land Office (TLO). The Company’s directors terminated the lease with the Alaska Mental Health Trust in July of 2006.

Fish Creek Claims

The Fish Creek project is located 25 miles north of Fairbanks in a road accessible mining district with excellent land status and infrastructure. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization. Wide-spaced placer gold drilling on a small area of the property conducted in 2003 did not encounter significant placer gold mineralization however, more extensive and closer spaced placer gold drilling conducted in 2004 indicated the presence of significant concentrations of placer gold on the claims.

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

Fox Creek

On June 23, 2004, the Company entered into a mineral property lease to develop the property known as the Upper Fox Creek mining lease. The Fox Creek Claims consisted of eight contiguous unpatented state of Alaska mining claims, located 3 miles north of Fox, Alaska. The Company made the first US$10,000 payment but did not make the 2005 year payment and the lease was cancelled. During the November 2005 quarter $13,283 in property costs and $34,769 in exploration costs were written off.

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

On August 1, 2006 six additional unpatented lode mining claims were filed with the Arizona State office of the Bureau of Land Management on behalf of the Company. On October 16, 2006, we exercised our option and have a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims. The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

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

Description of the Markets in Which the Company Competes

The Company does not have a market in which it competes, as it operates in an extractive industry.

However, the mining industry in which the Company is engaged is highly competitive due to significant and increasing competition for exploration opportunities. Many of our oil and gas exploration and production competitors business have substantially larger financial resources, staffs and facilities (see Competition below, and Risk Factors, page 12).

Competition

Significant and increasing competition exists for mining exploration opportunities available in North America and elsewhere in the world. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company.

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

Seasonality

Due to the northern climate, exploration work is some areas of Alaska can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November (see page 14 Risk Factors).

Availability of Raw Materials

The Company does not have a reliance on raw materials, as it operates in an extractive industry.

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

C. ORGANIZATIONAL STRUCTURE

Teryl, Inc., a wholly-owned subsidiary of Teryl Resources Corp., was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, holds the Alaska mineral property interests, the Arizona mineral property interests and Texas and Kentucky oil and gas well interests.

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

Exploration and Development during the past 3 years

During fiscal 2005, 2006 and 2007, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 111,127 ($98,916 US) in the May, 2006 year. No expenditures were made during the May, 2007 year-end because, Kinross, as the operator of the claim, determines whether exploration work will occur from year to year. No work was done on the property during 2007 as Kinross, the operator of the claim, did not provide a budget and work program for 2007. Further cash calls are expected in the 2008 year pending receipt of the 2008 budget report from Kinross.

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

Also in April, 2005, a program and budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The approved budget was US$793,800, consisting of the following estimated costs: Permitting $US520,000, Engineering $US160,000, Data Folio $US75,000, Airborne Geophysics $US28,800, Reclamation $US10,000, Total $US793,800. The objective of the 2005 Gil Venture exploration program was to generate new gold targets by integrating geologic and geochemical information with newly acquired geophysical data.

Permitting - The Joint Venture planned to initiate the process of permitting the Gil deposit once sufficient baseline data was collected. Several state permits and approvals were to be required which would likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan and a Monitoring Plan. The U.S. Army Corps of Engineers would complete an Environmental Assessment as required by NEPA.

Baseline studies needed included fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000. The Environmental Assessment required under NEPA would drive the timeline, but permitting was expected to be completed in 2006 provided there was no significant public opposition.

Engineering projects were to include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Data Folio - Baseline studies for permitting Gil were initiated in 2005 and will continue in 2006 as will the development of mine plans for the Gil property. Permitting and engineering activities are significant budgetary items this year. A properly cleaned, compiled, and interpreted digital database will be used to identify new targets and develop new target concepts, and will also have obvious value as Gil transitions from exploration to development.

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

In July, 2006 Fugro Airborne Surveys Inc., under contract to Fairbanks Gold Mining Inc./Kinross Gold, initiated an HEM airborne geophysical survey of the area. HydroGeophysics Inc. interpreted the geophysical data and identified several targets within the Gil Joint Venture claim block. (HGI) delivered an interpretation map with recommendations for geological and geophysical follow-up based on the low resolution geophysical data. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area:

1) Last Chance Creek - This target occurs on a shear zone approximately 3.1 miles east and 1.2 miles in close proximity to the south end of an interpreted intrusive.

2) Too Much Gold Creek – This target lies on a shear located on the west edge of an intrusive. This target is largely located within the Gil Joint Venture, although a portion lies in the Fish Creek Claims. The Fish Creek claims are 50% owned by Linux Gold Corp. and optioned to Teryl Resources Corp., but are not part of the Joint Venture.

The final interpretation was completed on December 16th, 2005 and outlined six areas of interest within or partially within the Gil Joint Venture. Drill holes for three of these target areas were proposed within the Gil Joint Venture.

The goal of the 2006 Gil Joint Venture exploration program was recommended to initially focus on completing an overall update of the database. This included the production of new geologic and geochemical maps. Fieldwork was recommended to consist of mapping and sampling across interpreted geophysical and geochemical anomalies. This updated information could then be integrated with the geophysical data to further define existing exploration targets or generate new targets in the Gil Joint Venture claim block.

In September, 2006, the necessary permits were approved, and drilling commenced on the new gold target. The initial drill program consisted of three drill holes, which tested the most favorable geophysical targets, and approximately 2000’ of drilling, with a potential for additional drilling pending the results of the first phase. The new gold target was located by integrating geologic and geochemical information with the recent geophysical data. As of the date of this 20-F, we are waiting to receive a 2008 budget from Kinross, our joint venture partner and the operator of the claim, to fund future exploration. No work was done on the property during 2007 as Kinross, the operator of the claim, did not provide a budget and work program for 2007.

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

Mineral Resources and Mineral Reserve Estimates

Metallurgical testing on the Main Gil zone has proven positive. Indicated recoveries are in excess of 90% for the Main Gil and 79% for the North Gil. The positive recovery aspects of the Gil resource further enhance its eventual placement into the “ore” category. In a negative sense, the geometry of the Main Gil zone suggests a fairly high stripping ratio, possibly in the order of 6:1, overall to a 500-foot depth.

Drilling at the Main Gil has indicated consistent, somewhat strataform mineralization over a strike length of 2,500 feet. A typical section is characterized by thin higher grade zones interspersed with relatively wide, low grade or barren intervals. The zone has been drilled to depths of 500 feet. Thickness is an average of 75 feet. At an average dip of 65 degrees and a specific gravity of 2.5, such a zone would contain a resource of 10,795,500 short tons.

The North Gil is characterized by narrow, relatively high grades zones with intervening zones of low grade to barren rock. The lacking of any obvious stratigraphic control adds to the difficulty of a resource calculation, however, the presence of the Main Gil pit one thousand feet to the south, means that the cost to exploit the adjoining North Gil zone would be minimal.

Mining Operations

Currently, there are no mining operations conducted on the Gil Mineral Claims. Our exploration programs at the Gil property are exploratory in nature.

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

No further work was conducted on the West Ridge prospect until July 2003 when Teryl retained Avalon Development Corp. to review past work and make recommendations for future work on the property. Initial efforts focused on the Old Glory and the newly discovered Black Dome prospects. During the period July 2003 through January 2004, Teryl funded hand trenching, rock sampling, power soil auger sampling, trenching and ground magnetics and VLF surveys over the Old Glory prospect and limited power soil auger sampling, rock sampling and prospecting on the Black Dome prospect.

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

Of the 175 soil samples collected, 29 returned values greater than 10 parts per million gold with the maximum value being 98 parts per million. An additional 32 returned anomalous gold values ranging between 5 and 10 parts per million. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems in the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl.

No field work was conducted on the West Ridge property during the fiscal years ended 2006 or 2007. The Company has postponed exploration work on the Westridge property in order to focus its exploration expenditures on its other properties.

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

Drilling and Exploration and Development

Prior to the work conducted by Teryl in 2003 the only significant exploration work conducted on the West Ridge project was that conducted by Teryl (1992-96) and Kinross (1998 and 1999, See History). Teryl’s efforts consisted of ground magnetics and soil auger sampling which identified the East and West anomalies (see History). Except for gold values, details of these surveys were not available. A total of 718 soil auger samples were collected by Teryl with gold values ranging from .2 to 99 ppm (Teryl, 1996). Anomalous gold was clustered in two locations in the central part of the property on the ridge between Moose Creek and Seattle Creek and on the divide between upper Dome Creek and Steamboat Creek. A single anomalous soil sample containing 21 ppm gold was detected near the Old Glory prospect but was not associated with other anomalous soil samples.

In 1998 Kinross Gold, acquired the West Ridge property and completed due diligence sampling that confirmed the presence of anomalous gold, arsenic and antimony on the East and West Anomalies. Additional widely spaced Bombardier soil auger sampling was completed in 1999 and reverse circulation drilling was conducted on the West anomaly. This work identified two large gold in soil anomalies, the East and West anomalies. The West anomaly measures 4,000 feet NW-SE by 3,000 feet NE-SW and contained numerous samples with +10 ppm gold and +200 ppm arsenic. Limited surface rubble crop returned anomalous gold in felsic intrusive and quartzite with the values ranging from <5 ppb to 16.45 ppm. The East anomaly, while containing lower overall geochemical values, is over 7,000 feet long NE-SW and extends off the West Ridge property to the northeast. Gold in soils on the East anomaly reached a high of 1.64 ppm. A single sample anomaly containing 96 ppm gold was identified 2,000 feet west of the Old Glory prospect but the Old Glory prospect was not covered by the Kinross soil sampling grid.

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

The extent of this type of mineralization and the possible presence of the causative intrusive were unknown so a small closely spaced (10 meter spacing) soil auger grid was placed over the Old Glory discovery area. This work revealed a 100 square meter + 5 ppm gold anomaly within which 56 out of 121 samples contained over 10 ppm Au with a high of 1,15 ppm Au. An expanded soil sampling program was conducted August-October and consisted of an additional 405 soil auger samples on 25 meter centers.

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

Quartz of hydrothermal origin was observed in all trenches, most commonly as 1 to 15 cm veins or stockwork veins in shear zones. Although surface oxidation is nearly complete, small amounts of unoxidized vein material remains in some of these shears and contain 1-3% sulfide/sulfosalts including arsenopyrite, pyrite, stibnite and/or boulangerite-jamesonite. The best exposures of mineralized shear zone was about the 70-meter mark of trench WR-1. The shear zone at this location is controlled by a steeply south dipping fault trending 290o. The immediate 10 meters in the hanging wall (south side) of this mineralized structure contained abundant slickensides. The shear itself consists of 30 cm of mineralized milky quartz vein and sericite altered schist fragments. A one-meter chip channel rock sample from this shear returned 60 ppm gold and 2,430 ppm arsenic. Grab samples from this same zone returned 212 ppm gold and 5,280 ppm arsenic.

Trench 2 intercepted variably mineralized rock but failed to return plus-1 gram per tonne gold values from channel or grab samples. The best interval in trench 2 was a six-meter zone from 18 to 24 meters that returned three consecutive 2-meter samples which returned 19, 70 and 14 ppm gold, respectively. The first of these three samples contained a small dike of dark greenish gray siliceous sericite-altered intrusive suggesting a genetic relationship between anomalous gold and intrusive rocks on the prospect. Trench WRTR0303 was oriented northeast –southwest and extended from trench WRTR0302 on the north through and beyond trench WRTR0301 on the south. The southern 15 meters of trench 3 intercepted a diorite to granodiorite intrusive which had been noted in soil chips. This intrusive was highly oxidized but was strongly sericite altered where fresh rock was present. Oxidized sulfide cast suggest the fresh rock contained 1%-5% total sulfides. This intrusion is also cut by two white aplite dikes. Geochemistry from channel samples collected in trench 3 show a dramatic increase in gold and arsenic content within the intrusive. The 14-meter section of the trench which intercepted the intrusive averages 66 ppm gold and 1,022 ppm arsenic with the highest grade portion of this interval being a two-meter zone nearest the country rock contact which averaged 205 ppm gold and 2,527 ppm arsenic. The intrusive mineralization remains open to expansion beyond the end of trench WRTR0303.

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

A follow-up magnetic survey was completed over the Old Glory prospect in January 2004 in an attempt to determine the extent of the intrusive rocks encountered in trench WRTR0303. This survey consisted of three lines ranging from 500 to 700 feet in length which extended from the south end of trench 3 in a fan pattern to the southwest, south and southeast. All three lines showed a marked decrease in magnetic response to the south suggesting a possible schist – intrusive contact in that area. Additional exploration will be required to determine if significant gold mineralization is associated with this probable contact zone.

Drilling

We conducted a magnetic survey January 26th, 2004. The survey was a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist.

In September 2004, we announced the discovery of a new zone of gold mineralization. Rock and soil sampling was conducted in August approximately 1,600 meters west of the Old Glory prospect where the Company discovered significant gold mineralization in 2003. Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One of two areas selected for this work returned gold, arsenic and antimony values which were consistently higher in soil samples collected over granodiorite intrusive host rocks suggesting a possible genetic association between the intrusive rocks and gold mineralization. The extent of the mineralization is open to expansion beyond the areas sampled to date in 2004.

In November 2004, a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling. The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples.

Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth and tungsten in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl.

No field work was conducted on the West Ridge property during the fiscal years ended 2006 or 2007. The Company has postponed exploration work on the Westridge property in order to focus its exploration expenditures on its other properties.

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

The most significant intervals encountered in trenching came from the last 15 meters of trench 3 and intersected a highly oxidized sericite altered diorite to granodiorite intrusive. This intrusive did not contain anomalous Pd, Ag, Sb, Bi or W. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values. This sort of silicate alteration is normally associated with albitization in and adjacent to gold-bearing intrusives in the Tintina Gold Belt of Alaska and the Yukon. This intrusive mass remains open to expansion to the west and south into an area of the previously completed soil auger grid where gold soil values are consistently anomalous. This portion of the soil grid, measuring at least 100 meters north-south by 150 meters east-west, is defined by an amorphous gold-in-soil pattern similar to that seen in intrusive hosted gold occurrences elsewhere in the district.

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

Mining Operations

Currently, there are no mining operations conducted on the West Ridge Mineral Claims. Our exploration programs at the West Ridge property are exploratory in nature.

Fish Creek Claims

The Fish Creek project is located 25 miles north of Fairbanks in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located on streams that were mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization. Wide-spaced placer gold drilling on a small area of the property conducted in 2003 did not encounter significant placer gold mineralization however, more extensive and closer spaced placer gold drilling conducted in 2004 indicated the presence of significant concentrations of placer gold on the claims.

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby we could earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until we pay $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, and subsequently extended again to expire on March 5, 2009. The Company issued 100,000 common shares to Linux as consideration for the 2007 extension (see Item 10.C.).

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

The two anomalies recommended for physical testing were those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet. A program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

In March, 2003 our geologist consultant, Avalon Development Corp., completed the Fish Creek reverse circulation drilling program. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization. However, assays on the first phase of drilling on the Fish Creek claims, did not reveal economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 ppm gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek.

Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which provided sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing were those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

In May, 2004 we commenced a closely spaced magnetic survey over the previous magnetic targets that were discovered in 2003. The magnetic survey located two anomalies indicative of a potential buried placer gold bearing channel.

In July, 2004, the drilling permit was approved by the State of Alaska exploration division to drill up to 25 vertical eight inch diameter holes, on two lines. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located by a magnetic survey.

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

In September and October 2004 a 22 hole (1,506 feet) reverse circulation drilling program was completed on the property. Twenty holes were drilled on two widely spaced lines to test the placer gold potential while two deeper holes were drilled to test an intrusive-related lode gold target. Six of the twenty placer holes returned intervals with encouraging gold values. Total cost of the combined placer and lode drilling program was approximately $54,000.

After completing the placer drilling, two lode gold exploration holes totaling 405 feet of drilling were completed on the south side of Odden Creek. Samples were collected every five feet, but did not result in any significant concentrations of metals or other pathfinder elements.

In December 2004, a total of twenty 8-inch diameter RC placer holes – from 40 to 70 feet deep - were completed and two 5.5 -inch diameter RC lode holes 200 and 205 feet deep were drilled to test an intrusive target. Alluvial placer gravels were generally sampled on intervals of five feet and concentrated with a Denver Goldsaver. Drill cuttings were directed from the drill string through the swivel-head into the Goldsaver via slurry hose for immediate concentration. Placer concentrates were carefully panned and all visible gold particles were extracted, dried, weighed, and saved for further analysis. Other heavy minerals found in each sample interval were also dried, weighed and saved for later analysis. The drill-concentrator system employed in this program does not permit accurate measurements of the sample volumes, therefore, sample grades are derived by dividing the recovered mass of placer gold by the volume of an ideal cylinder. Sample grades also incorporate a purity of 900 fine, which is based on historical production documented at placer mines upstream from the 2004 drilling program.

For 2005, to elevate the upper part of the paystreak, the partners planned to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart.

In August 2005, we commenced an extensive auger drilling program All Gold Creek geophysical anomaly. In October 2006, six new geophysical targets were located. An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

Together with Linux Gold Corp., we planned to implement an exploration program during the 2006/7winter on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property. However, due to increased exploration activities in the State of Alaska, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we have had difficulty obtaining equipment to conduct the exploration drilling. It is our intent to complete the drilling as soon as a drill is available and the weather permits.

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

-Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled.

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

Sampling Method and Approach; Sample Preparation, Analyses and Security

All drill holes collared during the 2003 field programs were marked in the field using Garmin Etrex hand-held GPS units. Drill samples were collected on 5 foot centers using a down-hole hammer with standard interchange. Each drill sample was accompanied by a sieved and wash composite sample that was retained for detailed logging. These lithology samples have been retained for future use and are stored in Avalon’s Fairbanks warehouse facility. Each lithology sample was washed, logged and added to the digital database by Avalon. Samples collected were placed in double nylon shipping sacks and picked up at Avalon’s secured warehouse by representatives of ALS Chemex of Fairbanks.

The soil sample sites in 2004 were collected by brushing the C soils of the auger flights into a small sample bag with a capacity of 1 kilogram of soil. If the targeted C soil horizon was not intersected, the B soil horizon was collected.

Samples were drained at NordWand Enterprize’s office over a 24 hour period without allowing the drained water to contaminate other samples. Samples were then boxed and shipped to ACME Analytical Laboratory in Vancouver for analysis. Field notes were made on lithology and corresponding depths and sample locations were logged with a Garmin ETrex GPS unit. This data was entered into a digital file along with the sample results.

During the placer drilling program conducted in 2004 all drilled materials, including the muck section, were directed into a Denver Goldsaver, where it was classified with a trommel and concentrated with a stepped sluice (Keener, 2005a). The muck section, composed of ice-rich, decaying organic material, silt and sand, was drilled through without stopping until gravel was encountered. The muck section was bulked over the entire interval and treated as a single sample. Placer gravel and the underlying bedrock were sampled every five feet until reasonably tight and hard bedrock was found. The sluice concentrates were panned in the field to further reduce the samples and to visually inspect for particles of placer gold and other heavy minerals. The pan concentrates were then carefully panned later, in the office of NordWand Enterprize, where the particles of visible gold were extracted, rinsed with 99.8% ethanol, dried and weighed with a Haigis pocket balance, sensitive to 1 milligram. The remaining heavy minerals were also dried, weighed with an Ohaus electronic balance and saved for later examination. Tailings from the final pannings were combined for each line, dried and saved in the event that fire-assay and further metallurgical analysis is required. Placer gold particles found in the muck section of each hole were attributed to the previously drilled hole in order to mitigate the “carries” of heavy minerals within the reverse circulation system and Goldsaver concentrator. The drill concentrator system employed in this program did not permit accurate measurements of the sample volumes, therefore, the sample grades were calculated by dividing the recovered mass of placer gold by the volume of an ideal cylinder over the width of the sample interval. Sample grades were modified to reflect an estimated placer gold purity of 900 fine, which is conservatively based on historical production documented at placer mines upstream of the 2004 drilling program. Hole locations were logged with a Garmin ETrex GPS unit and relative collar elevations were measured with a hand level. Placer field logs were recopied into digital logs, on which raw data were reduced to final representations, sample grades and paygrades. Interpretations of the drill lines were drawn to scale showing stratigraphy, relative elevations of the ground surface and bedrock surface, and other economic data.

The same drill used for the 2004 placer drilling program was used to drill two lode holes, however, the drill pipe was switched out for five inch pipe driving a 5-1/4 inch down-hole hammer bit. The hammer bit was later switched for a 5-1/2 inch tri-cone bit when problems occurred in actuating the hammer. Lode drilling near Odden Creek was completed in mid October. Both holes were drilled dry without water injection. Samples were collected every five feet down the hole by placing buckets below the underflow of the cyclone. The first hole was split in the field using a vibrating splitter and a one-quarter split was saved and bagged (pre-labeled) for each interval. Buckets were rinsed out and the splitter was brushed off after each sample. The remaining three-quarter splits were discarded next to the splitter and reserved to backfill the hole. The vibrating splitter failed at the end of the first hole and was not used for the second hole. Samples were collected from the second hole without splitting by placing pre-labeled bags inserted in buckets and placed below the underflow of the cyclone. The entire five foot interval was collected for each sample and split by the analytical lab. At the end of each day, the samples were transported to the Fairbanks Gold Mining core storage building and placed in bulk bags. Representative lithologic samples were collected for each of the five foot intervals and stored for later logging in plastic chip trays. Both holes were plugged with commercial hole sealant and a peeled, labeled spruce hole marking the exact locations. Hole locations were logged with a Garmin ETrex GPS unit.

Data Verification

No blank or standard samples were inserted into the sample stream during the 2003 drilling program on Fish Creek. Due to the nature of the sampling conducted during the 2004 placer drilling program, no blanks or standards were inserted into the sample stream.

Blank and standard samples obtained from Fairbanks Gold Mining, Inc., operator of the adjacent Fort Knox gold mine, were inserted into the Odden Creek lode hole sample stream. Analytical results of the blanks and standards indicate that the preparatory and analytical techniques used by Alaska Assay Laboratories and Nevada Assay Laboratories were consistent with the known concentrations of indicator elements of the inserted samples. Duplicates of two samples in each lode hole were satisfactorily replicated.

Mineral Resources and Mineral Reserve Estimates

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

Mining Operations

Currently, there are no mining operations conducted on the Fish Creek property. Our exploration programs at the Fish Creek property are exploratory in nature.

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

On July 6, 2006, we commenced drilling the Elvis Farris #2 well, located on the Farris Lease, in Laurel County, Kentucky, which is under lease by Energy Source, Inc.

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

We had a working capital deficit of $278,043 on May 31, 2007 compared to a surplus of $123,556 at May 31, 2006. Subsequent to May 31, 2007, we raised an additional $6,420 from Oil & Gas operations and $407,250 through the sale of common shares.

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

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $465,540 in the year ended May 31, 2007 (2006 - $430,646; 2005 - $ 515,740). Revenue from our oil and gas operations are minimal. Oil and gas revenues were: $33,714 in the year ended May 31, 2007; $27,154 in the fiscal year ended May 31, 2006 and $28,302 in fiscal year ended May 31, 2005 (see Item 3.D., Risk Factors, page 14).

A. OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2007, May 31, 2006 and May 31, 2005.

Fiscal Year Ended May 31, 2007 compared to Fiscal year Ended May 31, 2006

Results of Operations

The Company realized a net loss of $465,540 in fiscal 2007, compared to a net loss of $430,646 in fiscal 2006. This was mainly due to an expense for the depletion of gas wells of $24,243 ($nil - 2006), an increase in stock based compensation expense of $60,058 over the previous year, an increase in professional fees of $47,587 over 2006, and an increase in aggregate general office expenses including rent, secretarial and benefits, sundry and telephone of $17,645 representing in increase of $125,290 over fiscal 2006. Despite these increases noted above, the Company was able to offset these increases by decreasing its expenses for filing and regulatory fees, transfer agent fees, oil and gas production, royalties and other fees, shareholder and meeting costs, travel, auto and entertainment and interest expense totaling $47,457.

Administrative expenses in fiscal 2007 totaled $488,745 as compared to $378,474 in 2006. Office, rent and telephone totaled $10,171 compared to $5,737 in 2006 due to the Company moving its offices to larger premises. Professional fees were $87,395 compared to $39,808 in 2006. This increase was due to legal, audit and accounting fees required to bring the Company current in its SEC filings which involved the preparation of historical Forms 20-F beginning 2000 to date. Secretarial fees and employee benefits increased to $38,083 in 2007 from $33,578 in 2006 due to increased administrative expenses associated with the filing of the historical 20-F’s. We had a small foreign exchange gain of $74 in 2007, as compared to a loss of $4,687 in 2006, due to a lower U.S. exchange rate on U.S revenues. Filing and regulatory fees decreased to $18,961 in 2007 from $24,353 in 2006, due to reduction in taxes in the State of Delaware as a result of the reduction in authorized capital of the subsidiary, Teryl Inc. Management and directors’ fees remained stable at $75,396 as compared with $74,440 in 2006. Publicity, promotion and investor relations expenditure increased minimally to $110,413 in fiscal 2007 compared to expenditures of $110,076 in fiscal 2006. The Company paid $41,624 for mining exploration work in 2007 as compared to $163,320 in 2006. This decrease was mainly due to no exploration activity during 2007 on the Fish Creek property. The Company paid $50,231 for mining acquisitions in 2007 as compared to $nil in 2006. No debenture payment or accrued interest was paid to Keltic Bryce Enterprises during 2007, compared to $161,749 paid in 2006. Corporation capital taxes decreased to $4,494 in fiscal 2007 compared to $11,549 in fiscal 2006 due to reduction in taxes in the State of Delaware as a result of the reduction in authorized capital of the subsidiary, Teryl Inc. An allowance for depletion of gas wells was expensed in 2007 in the amount of $24,243 compared to $nil in 2006 due to the acquisition of these three new wells. Stock based compensation costs of $66,300 were expensed in 2007, due to new stock option issuances, for those which expired during the year, compared to $6,242 in 2006.

At May 31, 2007, the Company’s Oil and Gas operations had an income of $33,714 compared to an income of $27,154 for the year ended May 31, 2006, due to the three new wells noted above. The Company also received advances from related parties of $95,765 during fiscal 2007, compared to $26,956 in fiscal 2006, as the Company did not raise enough working capital through stock issuances.

Fiscal Year Ended May 31, 2006 compared to Fiscal year Ended May 31, 2005
Results of Operations

The Company realized a net loss of $430,646 in fiscal 2006, compared to a net loss of $515,740 in fiscal 2005. The largest single decrease for the period was a reduction in publicity, promotion and investor relations expenses, representing a decrease of $119,602 from the period ended May 31, 2005. Other notable decreases in expenses from the previous period included a reduction of $18,332 in oil and gas production and royalties, a decrease of $10,910 in professional fees, and a reduction in secretarial and employee benefits of $11,554 compared to the period ended May 31, 2005, totaling $40,796. The only notable increases were shareholder and meeting costs increasing by $4,607, an increase in filing and regulatory fees of $7,666 and a foreign exchange loss in 2006 compared to a gain in 2005 representing a difference of $6,629 over the period ended May 31, 2005.

Administrative expenses in fiscal 2006 totaled $378,474 as compared to $528,086 in 2005. Office, rent and telephone increased slightly to $5,737 compared to $5,560 in 2005 due to higher rates being charged by most suppliers. Professional fees decreased in 2006 to $39,808 compared to $50,718 in 2005, as the Company did not require any external legal assistance during the year. Secretarial fees and benefits decreased to $33,578 in 2006 from $45,132 in 2005 due to less administrative requirements with fewer news releases. We had a foreign exchange loss of $4,687 in 2006 compared to a gain of $1,942 in 2005, due to a lower U.S. exchange rate on U.S revenues. Shareholder expenses increased in 2006 to $7,180 compared to $2,573 in 2005, due to higher mailing costs and an increase in our annual shareholder meeting costs. Filing and regulatory fees increased to $24,353 in 2006 from $16,687, due to higher Delaware annual franchise fees for our subsidiary. Management and directors’ fees decreased nominally to $74,440 in 2006 from $78,319 in 2005. As noted above, the largest single decrease from the prior year was a reduction in publicity, promotion and investor relations expenses, which was $110,076 in fiscal 2006 (2005 -$229,678) as the Company did not issue as many news releases during the year, did not use external investor relations contractors and the corresponding investor relations expenses, such as brochures and other materials, were reduced. The Company paid $163,320 for mining exploration work in 2006 as compared to $243,023 in 2005. This decrease was due to reduced exploration activities on the Fox Creek and West Ridge properties. The Company paid $nil for mining acquisitions in 2006 as compared to $20,602 in 2005. Keltic Bryce Enterprises was paid $ 161,749 regarding their outstanding debenture and accrued interest, with $nil being paid in 2005. Corporation capital taxes increased to $11,549 in fiscal 2006 compared to $3,029 in fiscal 2005 in the State of Delaware, due to a change from annual to quarterly reporting. Oil and gas production and royalties expenses decreased to $12,605 in fiscal 2006, compared to $30,937 in 2005 as there were no major reworks done on the wells.

During fiscal 2006, revenue from oil and gas operations was $ 27,154 as compared to $ 28,307 for fiscal 2005. The Company also received advances from related parties of $26,956 during fiscal 2006, compared to $75,058 in fiscal 2005, due to working capital being raised in 2006 through stock issuances.

Fiscal Year Ended May 31, 2005 compared to Fiscal year Ended May 31, 2004
Results of Operations

The Company realized a net loss of $515,740 in fiscal 2005, compared to a net loss of $791,776 in fiscal 2004. The largest single decrease for the period was a reduction in management fees, representing a decrease of $139,978, followed by decrease in investor relations expenses of $97,624, and a decrease in travel, auto and entertainment. The only notable increase was to oil and gas production and royalties of $23,819, and increased professional fees of $21,283.

Administrative expenses in fiscal 2005 totaled $528,086 as compared to $769,158 in 2004. Office, rent and telephone increased slightly to $5,560 compared to $5,200 in 2004 due to increased office rent. Professional fees increased to $50,718 compared to $29,435 in 2004 due to increased accounting and audit fees as the company changed its auditors. Our former auditor resigned due to new requirements from the Canadian Public Accountability Board. Secretarial fees and benefits increased to $45,132 in 2005 from $25,141 in 2004 due to the centralization of administration and payroll amongst several companies which share office space with the Company, such expenses were previously paid as management fees. We had a foreign exchange gain of $1,942 in 2005 compared to a loss of $153 in 2004, due to a higher U.S. exchange rate on U.S revenues. Shareholder expenses decreased in 2005 to $2,573 compared to $4,324 in 2004. Filing and regulatory fees increased to $24,353 in 2006 from $16,687, due to higher Delaware annual franchise fees for our subsidiary. Management and directors’ fees decreased to $84,899 in

2005 from $224,877 in fiscal 2004 due to the centralization of administration and payroll amongst several companies which share office space with the Company, previously paid as management fees. The largest decrease from the prior year was the decreased activity in publicity, promotion and investor relations, which was $229,678 in fiscal 2005 (2004 - $327,302) as 2004 included stock based compensation for stock options for investor relations personnel. The Company paid $253,967 for mining exploration work in 2005 as compared to $654,642 in 2004. This decrease was mainly due to reduced exploration work on the West Ridge and Gil properties. The Company paid $22,602 for mining acquisitions in 2005 as compared to $20,645 in 2004. State of Delaware corporation capital taxes decreased in 2005 to $3,024 from $4,528 in fiscal 2004 due to a change in Delaware’s franchise tax fee structure.

During fiscal 2005, revenue from oil and gas operations was $ 28,307 as compared to $ 21,037 for fiscal 2004 due to a major well reworking resulting in increased production. The Company also received advances from related parties of $75,058 during fiscal 2005 (2004 - $53,563) due to repayment of a related party advance to SMR Investments Ltd.

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

We anticipate that our cash requirements for the fiscal year ending May 31, 2008 will remain consistent with those for the fiscal year ended May 31, 2007 for operational expenses. Expenditures for future exploration during fiscal 2008 work cannot be confirmed as of the date of this 20-F, as our requisite cash requirements for exploration work are dependent upon receipt of the 2008 program and budget summary on the Gil Gold Property from Kinross Gold Corporation, and the Company’s determination of the economic validity of the Gold Hill property in Arizona.

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

Liquidity

Fiscal Year Ended May 31, 2007 compared to Fiscal year Ended May 31, 2006

During 2007, we financed our operations by the issuance of 1,294,340 common shares for cash proceeds of $199,151, which consisted of the issuance of 1,194,340 common shares pursuant to a private placement offerings completed during the year to raise cash proceeds of $179,151 after issue costs (compared to $671,250 in 2006), and the issuance of 100,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $20,000 (compared to $1,750 in 2006). We received $95,765 as advances from related parties (compared to $26,956 in 2006); $33,714 from oil and gas revenues (compared to $27,343 in 2006). Our opening cash surplus at the beginning of our 2007 fiscal year was of $209,636. Our opening cash surplus was $209,636 at May 31, 2006.

During 2007, we spent $210,843 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2007 as compared to $390,492 during the year ended May 31, 2006.

Our cash position decreased by $206,689 to $2,947 and our working capital deficiency as at May 31, 2007 was $278,043.

Fiscal Year Ended May 31, 2006 compared to Fiscal year Ended May 31, 2005

During 2006, we financed our operations through the issuance of 2,690,500 common shares for cash proceeds of $671,250, which consisted of the issuance of 2,648,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $657,746 after issue costs (compared to $593,363 in 2005), the issuance of 37,500 common shares pursuant to the exercise of stock options for cash proceeds of $7,500, and the issuance of 5,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $1,750 (compared to $332,850 in 2005). We received $27,343 as advances from related parties (compared $75,058 in 2005); $27,154 from oil and gas revenues (compared to $28,307 in 2005); and an opening cash surplus of $318,287 at May 31, 2005.

During 2006, we spent $390,492 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2006 as compared to $529,428 the year ended May 31, 2005.

Our cash position decreased by $108,651 to $209,636 from May 31, 2005 and our working capital as at May 31, 2006 was $123,556.

Fiscal Year Ended May 31, 2005 compared to Fiscal year Ended May 31, 2004

During 2005, we financed our operations by the issue of 3,597,000 common shares for cash proceeds of $926,213, which consisted of the issuance of 2,000,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $593,363 after issue costs (2004 - $2,575,573) and the issue of 1,597,000 shares pursuant to the exercise of share purchase warrants for cash proceeds of $332,850 (compared to $88,050 in 2004). We received $75,058 during fiscal 2005 (2004 - $53,563) as advances from related parties; we received $28,307 from oil and gas revenues ($21,037 for fiscal 2004); and an opening cash surplus of $370,558 at May 31, 2004.

During 2005, we spent $529,428 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2005 as compared to $1,167,809 the year ended May 31, 2004.

Our cash position decreased by $52,271 to $318,287 and our working capital at May 31, 2005 was $164,059.

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

D. TREND INFORMATION

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

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

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Alaska and Arizona, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
Gil Property, Alaska	2008	$ -	$ -	-
	2009	$ -	$ -	-
West Ridge Property, Alaska	2008	$ -	$ -	-
	2009	$ -	$ -	-
Fish Creek, Alaska	2008	$ -	US$ 185,375	100,000
	2009	$ -	US$ 185,375	-
Black Dome, Alaska	2008	$ -	$ -	-
	2009	$ -	$ -	-
Gold Hill, Arizona	2008	US$ 24,000	US$ 15,000	-
	2009	US$ 24,000	US$ 15,000	-

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

John Robertson. Mr. Robertson is the President and a founder of the Company since 1982; Since March 1979, Mr. Robertson is also President, CEO, Chairman of the Board, Secretary and a director of Linux Gold Corp., a British Columbia mineral exploration company which trades its shares on the OTC Bulletin Board. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC Bulletin Board, since July 1992, a U.S. public company engaged in the development of a rotary engine/ compressor (“Rand Cam Engine”). Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange, and trading on the OTC Bulletin Board, that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company engaged in the acquisition and exploration of oil and gas interests in North America. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd. since 1979, a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), and Airstream Communications, Inc. (since June 2000) Mr. Robertson is a citizen and resident of Canada (see Item 7.B. – Related Party Transactions) .

A minimum of 20 percent of Mr. Robertson’s time is allocated to the ongoing operations of the Company. On a project related basis, Mr. Robertson may allocate up to 80 percent of his time to the Company as required.

Jennifer Lorette. Ms. Lorette has been a director since June 2001. Ms. Lorette has held several positions with Linux Gold Corp. since June 1994, and is presently a director of Linux; Since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange, and trading on the OTC bulletin board . REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Energy, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

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

Monique van Oord. Director of the Company and Chief Financial Officer since January 2003. Ms. van Oord is also Chief Financial Officer (since August 2004), and a Director (since February 2004) of Linux Gold Corp., a British Columbia mineral exploration company which trades its shares on the OTC Bulletin Board. Ms. van Oord has also acted as an Administrator for several public and private companies from 2002 to date. Ms. van Oord is a citizen and resident of Canada (Item 7.B. – Related Party Transactions).

A minimum of 40 percent of Ms. van Oord’s time is allocated to the ongoing operations of the Company. On a project related basis, Ms. van Oord may allocate up to 80 percent of hers time to the Company as required.

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

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband wife. Please refer to Item 7.B. – Related Party Transactions.

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

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	Payouts		All Other Compensation ($)
					Securities Granted under Options(2) / (3) SARS Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)
John G. Robertson, President	2007 2006 2005	12,000(1) 12,000(1) 12,000(1)	Nil Nil Nil	30,000(5) 30,000(5) 30,000(5)	1,000,000 / Nil 990,000 / Nil 990,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Director	2007 2006 2005	24,000(6) 19,000(6) 25,750(6)	Nil Nil Nil	Nil Nil Nil	100,000 / Nil 100,000 / Nil 100,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 / Nil 500,000 / Nil 500,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Chief	2007 2006	15,000(7) 19,550(7)	Nil Nil	Nil Nil	50,000 / Nil 50,000 / Nil	Nil Nil	Nil Nil	Nil Nil

Financial Officer, Secretary, Director	2005	23,500(7)	Nil	Nil	50,000 / Nil	Nil	Nil	Nil

(1)	John Robertson received $12,000 in Director’s Fees.

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

B. RELATED PARTY TRANSACTIONS.

The Company shares office facilities, staff and directors with other related parties. Reg Technologies Inc. is a public company involved in the development of a rotary engine. Linux Gold Corp. is a public company involved in the acquisition and exploration of mineral properties. The Company has entered into an agreement with Linux Gold Corp. whereby the Company could earn up to 50% of the Fish Creek claims (see Item 4.D.).

Mr. Robertson is President and a director of Reg Technologies Inc. and President and a director of Linux Gold Corp. A minimum of 20 percent of Mr. Robertson’s time is allocated to the ongoing operations of the Company. On a project related basis, Mr. Robertson may allocate up to 80 percent of his time to the Company as required. Ms. van Oord is the Chief Financial Officer and a director of Linux Gold Corp. A minimum of 40 percent of Ms. van Oord’s time is allocated to the ongoing operations of the Company. On a project related basis, Ms. van Oord may allocate up to 80 percent of hers time to the Company as required (see also Item 6.A. Directors and Senior Management; and Item 3.D. Risk Factors).

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

We had related party advances owing of $172,180 at the May 31, 2007 year-end, compared to $ 76,415 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2007 are as follows:

1.      Reg Technologies Inc. is a public company, which shares office facilities, staff, and several directors. REGI US, Inc. is another company with common directors, staff and office facilities.

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

The Company has the following share purchase warrants outstanding as at May 31, 2007. Each whole share purchase warrant entitles the holder to purchase one common share of the Company:

	Number of	Resulting	Exercise Price Per	Expiry Date
	Warrants	Number	Share
		of	(CDN $)
		Common
		Shares

Private placement	1,094,340	1,094,340	$0.20	April 11, 2008
warrants (i)
Private placement	1,324,000	1,324,000	$0.35	May 17, 2008
warrants (ii)

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

The Company has the following share purchase warrants outstanding as at August 31, 2007. Each whole share purchase warrant entitles the holder to purchase one common share of the Company:

	Number of	Resulting	Exercise Price Per	Expiry Date
	Warrants	Number	Share
		of	(CDN $)
		Common
		Shares

Private placement	1,094,340	1,094,340	$0.20	April 11, 2008
warrants (i)
Private placement	1,324,000	1,324,000	$0.35	May 17, 2008
warrants (ii)
Private placement	2,175,000	2,175,000	$0.20	August 30, 2008
warrants (iii)			$0.25	August 30, 2009

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

A.5	Stock Options

The following table summarizes the stock options outstanding and exercisable at May 31, 2007 and August 31, 2007:

	Number of Options	Price	Expiry Date
Consultants’ options	75,000	$0.40	March 4, 2008
Consultants’ options	112,500	$0.20	October 20, 2008
Consultants’ options	300,000	$0.45	November 13, 2008
Directors’ options	50,000	$0.15	March 5, 2009
Consultants’ options	250,000	$0.285	June 1, 2009
Consultants’ options	25,000	$0.15	June 11, 2011
Employees’ options	25,000	$0.18	November 2, 2011
Directors’ options	1,600,000	$0.15	April 24, 2012
Employees’ options	50,000	$0.15	April 24, 2012
	2,487,500

A.6	History of Share Capital

The following table sets out the history of the Company’s share capital for the past five fiscal years:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount (Cdn $)
Fiscal 2003	Private placement	A	1,500,000	150,000
	Employee stock option exercised	B	12,500	1,875
	Private placement warrants exercised	C	275,000	33,000
	Private placement	D	217,350	76,073
	Issued for Mineral Property Fish Creek mineral property	E	200,000	16,000
Fiscal 2004	Stock options exercised	F	247,500	37,125
	Private placement	G	2,000,000	495,887
	Private placement warrants exercised	H	250,000	30,000
	Stock option exercised	I	50,000	20,000
	Private placement	J	3,000,000	1,026,375
	Private placement warrants exercised	K	193,500	58,050
	Private placement	L	2,000,000	982,750
	Debt settlement	M	201,600	70,560
Fiscal 2005	Private placement warrants exercised	N	622,000	186,600
	Private placement warrants exercised	O	975,000	146,250
	Private placement	P	2,000,000	593,363
Fiscal 2006	Stock option exercised	Q	37,500	7,500
	Private	R	2,648,000	662,000

	placement
	Stock option exercised	S	5,000	1,750
Fiscal 2007	Mineral property shares issued	T	100,000	16,000
	Private placement	U	1,194,340	179,151
	Private placement warrants exercised	V	100,000	20,000

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

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

I. SUBSIDIARY INFORMATION.

We hold a 100% interest Teryl, Inc., a private Delaware corporation. Teryl, Inc., a wholly-owned subsidiary of Teryl Resources Corp., was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, which holds the Alaska mineral property interests, the Arizona mineral property interests and Texas and Kentucky oil and gas well interests.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B. USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President (our principal executive officer), and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this 20-F, our President and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Company required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

In addition, the Company’s President and our Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

There was no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended May 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Nor were there any deficiencies or material weaknesses in our internal controls requiring corrective actions.

Extension of Compliance Date for Management’s Report on Internal Control Over Financial Reporting

The Company is currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act. Therefore, the Company is not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, the Company and its management, including its President and Chief Financial Officer, recognize that the Company, as a small business issuer, will likely be required to comply with disclosure report requirements of Section 404 beginning with the fiscal year ending May 31, 2008.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2007 Fiscal Year	2006 Fiscal Year
(a) Audit Fees	$30,500	$25,000
(b) Audit-related Fees	$Nil	$3,500
(c) Tax Fees	$Nil	$Nil
(d) All Other Fees	$Nil	$Nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders.

The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. Currently the members are Jennifer Lorette, Monique van Oord and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed Morgan and Company, Chartered Accountants as our principal accountant to audit our consolidated financial statements for the fiscal year ended May 31, 2007, which was ratified by our shareholders on October 30, 2007.

Subject to the requirements in Canada under Multilateral Instrument 52-110 (Audit Committees) (“MI 52-110”), the Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for under MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

Our Audit Committee pre-approved all non-audit services (audit-related services, tax services, and all other services) provided to the Company prior to the commencement of the services.

In the table above, and the disclosure below, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Audit Fees

The aggregate fees billed by Morgan and Company, Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended May 31, 2007 and 2006 were $30,500 and $25,000, respectively. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2007 and 2006 was 100%.

Audit Related Fees

The aggregate fees billed for assurance and related services by Morgan and Company, Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal years ended May 31, 2007 and 2006, which are not reported under the heading "Audit Fees" above, were $Nil and $3,500, respectively. Had there been any Audit Related Fees incurred during fiscal 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Related Fees pre-approved by our Audit Committee during fiscal 2006 was 100%.

Tax Fees

For the fiscal years ended May 31, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan and Company, Chartered Accountants, as applicable, were $Nil and $Nil, respectively. Had there been any Tax Fees incurred during fiscal 2007 and 2006, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

All Other Fees

For the fiscal years ended May 31, 2007 and 2006, the aggregate fees billed by Morgan and Company, Chartered Accountants, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively. Had there been any Other Fees incurred during fiscal 2007 and 2006, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

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

Independent Auditors’ Report dated September 24, 2007
Consolidated Balance Sheets at May 31, 2007 and 2006
Consolidated Statements of Operations and Deficit for the years ended May 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended May 31, 2007, 2006 and 2005
Notes to the Consolidated Financial Statements for the years ended May 31, 2007 and 2006

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)

4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002 – Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement – August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
4.10	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated May 18, 2006	(8)
4.11	Mineral Property Agreement between Teryl Resources Corp. and Frederic & John Rothermel - Gold Hill Property – June 10, 2006	(8)
8.1	List of Subsidiaries – Teryl, Inc. (a Delaware corporation)	(8)
12.1	Section 302 Certification - Chief Executive Officer	(9)
12.2	Section 302 Certification - Chief Financial Officer	(9)
13.1	Section 906 Certification - Chief Executive Officer	(9)
13.2	Section 906 Certification - Chief Financial Officer	(9)
14.1	Consent of Morgan & Company	(9)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2003
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2004
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2005
(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2006
(8)	incorporated by reference to the Registrant’s Registration Statement and Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed on October 22, 2007.
(9)	filed herewith

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

a) Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

b) Asset Retirement Obligations

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

c) Stock-Based Compensation

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c)	Stock-Based Compensation (Continued)

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

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

d)	Marketable Securities

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Recent Accounting Pronouncements

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Recent Accounting Pronouncements (Continued)

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Recent Accounting Pronouncements (Continued)

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2007
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$22,235	$-	$22,235
Investments (Note 14(d))	4,026	(1,170)	2,856
Equipment	17,269	-	17,269
Oil and gas well interests	287,936	-	287,936
Mineral property interests	231,086	-	231,086
Deferred exploration expenditures
(Note 14(a))	2,999,743	(2,999,743)	-

	$3,562,295	$(3,000,913)	$561,382

Current liabilities	$300,278	$-	$300,278
Shareholders’ equity	3,262,017	(3,000,913)	261,104

	$3,562,295	$(3,000,913)	$561,382

	2006
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$222,294	$-	$222,294
Investments (Note 14(d))	4,026	3,321	7,347
Equipment	16,043	-	16,043
Oil and gas well interests	103,045	-	103,045
Mineral property interests	190,236	-	190,236
Deferred exploration expenditures
(Note 14(a))	2,959,119	(2,959,119)	-

	$3,494,763	$(2,955,798)	$538,965

Current liabilities	$98,738	$-	$98,738
Shareholders’ equity	3,396,025	(2,955,798)	440,227

	$3,494,763	$(2,955,798)	$538,965

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2007	2006	2005

Net loss for the year, Canadian
GAAP	$(465,540)	$(430,646)	$(515,740)

Adjustment:
Deferred exploration costs
(Note 14(a))	(40,624)	(216,058)	(241,004)

Net loss for the year, US GAAP	$(506,164)	$(646,704)	$(756,744)

Basic and diluted loss per share,
US GAAP	$(0.01)	$(0.02)	$(0.02)

Weighted average number of
common shares outstanding,
basic and diluted	39,663,029	36,889,399	34,436,365

The Company’s comprehensive loss is comprised as follows:

	2007	2006	2005
Net loss for the year, US GAAP	$(506,164)	$(646,704)	$(756,744)
Change in net unrealized (loss) gain on
available-for-sale investments (Note 14(d))	(1,170)	3,321	(1,534)
Comprehensive loss	$(507,334)	$(643,383)	$(758,278)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2007	2006	2005
Cash flows used in operating activities,
Canadian GAAP	$(210,843)	$(390,492)	$(529,428)
Adjustment:
Exploration expenditures (Note 14(a))	(41,624)	(163,320)	(253,967)
Cash flows used in operating activities, US
GAAP	(252,467)	(553,812)	(783,395)
Cash flows provided by financing activities,
Canadian and US GAAP	294,916	548,206	770,810
Cash flows used in investing activities,
Canadian GAAP	(290,762)	(266,365)	(293,653)
Adjustment:
Exploration expenditures (Note 14(a))	41,624	163,320	253,967
Cash flows used in investing activities, US
GAAP	(249,138)	(103,045)	(39,686)
Decrease in cash	(206,689)	(108,651)	(52,271)
Cash, beginning of year	209,636	318,287	370,558
Cash, end of year	$2,947	$209,636	$318,287

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the registration statement and annual report on its behalf.

TERYL RESOURCES CORP.
REGISTRANT

Dated: December 12, 2007	By:	/s/ John G. Robertson
John G. Robertson
President/Director