Form 20-F/A
period 2007-05-31
TERYL RESOURCES CORP
filed 2008-01-22
CIK 1109313

United States
Securities and Exchange Commission
Washington, D.C. 20549

_________________________________________________

FORM 20-F/A
AMENDMENT NO. 3

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

EXPLANATORY NOTE:

We are filing this Amendment No. 3 to our Registration Statement and Annual Report on Form 20-F/A for the fiscal year ended May 31, 2007, originally filed on October 19, 2007, amended on October 22, 2007 (Amendment No. 1), and amended on December 12, 2007 (Amendment No. 2), for the purpose of responding to comments made by the Securities and Exchange Commission in a letter dated January 11, 2008.

We hereby amend our Registration Statement and Annual Report, on Form 20-F/A, filed on December 12, 2007 (amendment No. 2), by this Amendment No. 3 on Form 20-F/A, and have revised Items 3.D, 4.B., 4.D., 5.B. and Note 14. of our Financial Statements for the following purposes:

  to revise the caption in our risk factors, at Item 3.D., to describe more specifically the risk described in the text regarding the effects of the power of the collective share ownership of our directors and officers;
  to update our disclosure and reconcile inconsistencies relating to exploration work on the Gil Property, at Items 4.B. and 4.D;
  to expand our disclosure in our Liquidity and Capital Resources section at Item 5.B. to explain the reasons for believing our capital requirement will remain consistent into our next fiscal year;
  to disclose the correction of an error in our previously filed US GAAP statement of operations and US GAAP balance sheet at Note 14 of our financial statement for the fiscal year ended May 31, 2007. We have labeled the US GAAP statement of operations and US GAAP balance sheet "as restated" for all applicable periods. We have also included disclosure that explains the revisions for all applicable periods including the information as previously filed and the revised amounts; and
  to update our disclosure in the financial data table to update the disclosure to reconcile with the changes to Note 14 of our financial statements.

We are also updating Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1.

This Amendment does not amend or restate any information contained in the Amendment No. 2 other than as noted in this Explanatory Note. This Amendment does not purport to update any recent events or developments to the date of the original filing on October 19, 2007.

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

The following represents our selected financial data for each of the past five fiscal years, ending on May 31. The data presented is prepared in accordance with Canadian generally accepted accounting principles, and reconciliation of the data to U.S. GAAP:

Fiscal Years Ended May 31

	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004	May 31, 2003

CANADIAN GAAP
Revenue	$33,714	$27,154	$ 28,307	$21,037	$24,255
Income (Loss) for the Period	$(465,540)	$ (430,646)	$ (515,740)	$(791,776)	$(323,812)
Basic Income (Loss) Per Share	$(0.01)	$(0.01)	$ (0.01)	$ (0.03)	$(0.01)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Average. Shares	39,663,029	36,889,399	34,436,365	28,295,934	23,934,235
Period-end Shares (#)	40,862,528	39,468,188	36,777,688	33,180,688	25,238,088
Working Capital	$(278,043)	$123,556	$138,460	$3,473	$(1,395,628)
Mineral Properties	$231,086	$190,236	$219,397	$196,795	$176,150
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$10,839,258	$10,624,107	$9,944,335	$9,018,122	$6,297,375
Retained Earnings (Deficit)	$(7,932,995)	$(7,467,455)	$(7,036,809)	$(6,521,069)	$(5,729,293)
Total Assets	$3,562,295	$3,494,763	$3,409,709	$3,144,121	$2,117,591
U.S GAAP (2)	Restated	Restated
Net Loss (1)	$(506,164)	$(646,704)	$(756,744)	$(1,444,266)	$(543,950)
Loss Per Share	$(0.01)	$(0.02)	$(0.02)	$(0.05)	$(0.02)
Mineral Properties (3)	$231,086	$190,236	$219,397	$196,795	$176,150
Shareholders’ Equity (Deficiency)	$261,104	$440,227	$408,838	$234,842	$(1,214,996)
Total Assets	$561,382	$538,965	$665,114	$642,583	$264,541

Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$10,839,258	$10,624,107	$9,944,335	$9,018,122	$6,297,375

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

Our directors and officers collectively own approximately 19% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

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

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska.

In 1989, the Issuer acquired an option on the Gil Mineral Claims from Nerco Exploration Company. In 1991, the Issuer signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross Gold Corporation (“Kinross”) (the “Joint Venture”). The Issuer owns a 20% interest in the Gil Mineral Claims with its Joint Venture partner, Kinross, with Kinross owning the other 80% (see Item 4.D., Mineral Properties, Gil Property for complete details of exploration and development of this property).

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

GIL PROPERTY

Joint Venture, Project Description and Location

The Issuer and Kinross entered into a Joint Venture in 1989, whereby the Issuer owns a 20% interest in the Gil Mineral Claims with its Joint Venture partner, Kinross, with Kinross owning the other 80% of the claims and acts as operator of the project (see page 18, summary “Gil Mineral Claims”).

Kinross and the Issuer each contribute to annual exploration costs on an 80:20 ratio with net profits distributed in that same proportion in the event of production, in each year where a budget is established for annual exploration costs. The Issuer may opt to reduce its interest in the Gil Mineral Claims by choosing not to contribute its portion of the annual exploration expenditure. Its interest would then be reduced on a pro-rata basis utilizing the following formula:

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

The Gil Mineral Claims consists of 237 unpatented contiguous state mineral claims encompassing slightly less than 3,836.4 hectares located 32 kilometers northeast of Fairbanks, Alaska.

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

History and the Joint Venture

In 1989, the Issuer acquired an option on the Gil Mineral Claims from Nerco Exploration Company whose exploration work on the property had consisted largely of surface magnetometer surveys. In 1991, the Issuer signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross Gold Corporation . Kinross earned an 80% interest in the Gil Mineral Claims from the Issuer by incurring exploration expenditures on the property of $600,000. During the past ten years, Kinross and its predecessors have conducted an integrated exploration program on the claims incurring total expenditures of between US$3,500,000 and US$4,000,000.

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

Exploration and Development during the past 3 years

The Issuer owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80% of the claims and Kinross acts as operator of the project. Kinross and the Issuer each contribute to annual exploration costs, if any, on an 80:20 ratio with net profits distributed in that same proportion in the event of production.

During fiscal 2005, Fort Knox Venture through its operator Kinross Gold USA, Inc., completed exploration and development work on this property. This resulted in the Company being required to pay its 20% share of expenses for the 2005 Budget, which amounted to $ 111,127 ($98,916 US) in the May, 2006 fiscal year.

No expenditures or annual exploration expenses were incurred by the Company during the May, 2006 or 2007 year-end because, Kinross Gold USA Inc., as the operator of the claim, determines whether exploration work will occur from year to year, and Kinross did not provide us with a formal Budget and work program for 2006 nor 2007.

Kinross’ exploration for the 2006 field season on the Gil joint venture claims included obtaining approval of the necessary permits and drilling on the new gold target, consisting of three drill holes, 76 soil and rock samples, and 1,820 feet of reverse circulation drilling.

During 2007, Kinross’ exploration plans focused primarily on re-evaluating the current ore resource associated with the Gil project. Annually, Kinross re-runs the model on the drill hole data. The focus of the 2007 activities was to generate a more detailed geologic model to takes into account all available data to include the geophysical surveys. This would assist Kinross in future drilling and evaluation of the property.

The 2008 Budget will incorporate the results of Kinross’ 2006 and 2007 activities. Further cash calls are expected in the 2008 year pending receipt of the 2008 budget report from Kinross.

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

Engineering - Projects include deposit model, pit design, mine plan, access road design, geotechnical review for pit slope angles, and dewatering review of related test work.

Data Folio - Baseline studies needed included fugitive emissions, geochemistry, surface and groundwater hydrology, aquatic biota, wetlands delineation, cultural resource survey, socioeconomic analysis, and noise and visual impact studies. The cultural resources survey and wetland delineation were completed in 2004. Surface and ground water hydrology was initiated in 2000.

Airborne Geophysics - A high resolution aeromagnetic and EM resistivity survey, the draped helicopter survey was proposed to be flown along 100 m spaced lines and at a 30 m ground clearance. Approximately 300 line kms of the 2,310 kms survey will be flown over the Gil Venture property. The purpose of the survey is to provide resolution of subtle magnetic texture like that associated with the Fort Knox deposit and to add resistivity as a complimentary data set. The objective is to produce a more detailed structural and lithologic base map of the Fort Knox Trend. This base will help focus other targeting activities and may identify targets for an immediate drill test on the Gil Joint Venture.The database update began in January 2005 and continued intermittently throughout 2006. Work focused on revising soil sample locations using updated GPS coordinates, compiling data for geologic map production and revising the resource model.

In July, 2005 Fugro Airborne Surveys Inc., under contract to Fairbanks Gold Mining Inc./Kinross Gold, initiated an HEM airborne geophysical survey of the area. HydroGeophysics Inc. interpreted the geophysical data and identified several targets within the Gil Joint Venture claim block. (HGI) delivered an interpretation map with recommendations for geological and geophysical follow-up based on the low resolution geophysical data. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area:

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

In October 2005, a reverse drilling program was completed. The Gil/Sourdough drilling consisted of 1,560 feet of RC drilling for a total of 9 holes. Work by Fairbanks Gold Mining Inc./Kinross Gold consisted of an update of the geologic database and a high-resolution electromagnetic (HEM) airborne geophysical survey.

The final interpretation was completed on December 16th, 2005 and outlined six areas of interest within or partially within the Gil Joint Venture. Drill holes for three of these target areas were proposed within the Gil Joint Venture.

The goal of Kinross’ 2006 exploration program proposed to initially focus on completing an overall update of the database. This would include the production of new geologic and geochemical maps. Fieldwork was proposed to consist of mapping and sampling across interpreted geophysical and geochemical anomalies. This updated information could then be integrated with the geophysical data to further define existing exploration targets or generate new targets in the Gil Joint Venture claim block.

The exploration results for the 2006 field season on the Gil joint venture claims involved the Last Chance Creek area. In September, 2006, the necessary permits were approved, and drilling commenced on the new gold target. The initial drill program consisted of three drill holes, 76 soil and rock samples, which tested the most favorable geophysical targets, and 1,820 feet of reverse circulation drilling, with a potential for additional drilling pending the results of the first phase. The new gold target was designed to test the geophysical interpretation developed between late 2005 and early 2006, and was located by integrating geologic and geochemical information with the recent geophysical data.

The drill holes confirmed the geophysical model predicting the intrusive contact, but did not identify significant mineralization. Furthermore, where intrusive rocks have been encountered, mineralization and alteration has been absent.

During 2007, Kinross’ exploration plans focused primarily on re-evaluating the current ore resource associated with the Gil project. Annually, Kinross re-runs the model on the drill hole data. The focus of the 2007 activities was to generate a more detailed geologic model that takes into account all available data to include the geophysical surveys. This would assist Kinross in future drilling and evaluation of the property. The 2008 Budget will incorporate the results of Kinross’ 2006 and 2007 acticvities.

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

Use of Funds for Fiscal 2007/2008

During Fiscal 2007/2008, we estimate that we will expend approximately $475,000 on general and administrative expenses. During Fiscal 2007/2008 we estimate that we will expend approximately $225,000 on property exploration and development expenses.

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

We anticipate that our estimated cash requirements for the fiscal year ending May 31, 2008 will remain consistent at approximately $475,000 with our previous cash requirements for the fiscal year ended May 31, 2007 for operational expenses as we do not foresee any material changes to our corporate operations. Expenditures for future exploration during fiscal 2008 work cannot be specifically confirmed as of the date of this 20-F, as our requisite cash requirements for exploration work are dependent upon receipt of the 2008 program and budget summary on the Gil Gold Property from Kinross Gold Corporation, and the Company’s determination of the economic validity of the Gold Hill property in Arizona. Other than potential, but as yet unconfirmed, exploration expenditures on the Gil property and Gold Hill property, we do not have any material plans for spending cash other than our existing contractual obligations. However, preliminary budgeting estimates indicate that we may expend approximately $225,000 on property exploration and development expenses on the Fish Creek and Gold Hill properties.

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)

4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002 – Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement – August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
4.10	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated May 18, 2006	(8)
4.11	Mineral Property Agreement between Teryl Resources Corp. and Frederic & John Rothermel - Gold Hill Property – June 10, 2006	(8)
8.1	List of Subsidiaries – Teryl, Inc. (a Delaware corporation)	(8)
12.1	Section 302 Certification - Chief Executive Officer	(9)
12.2	Section 302 Certification - Chief Financial Officer	(9)
13.1	Section 906 Certification - Chief Executive Officer	(9)
13.2	Section 906 Certification - Chief Financial Officer	(9)
15.1	Consent of Morgan & Company	(9)

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

a) Oil and Gas Well Interests

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term.

During 2007, the Company became aware of an accounting error under US GAAP relating to $287,936 (2006 - $103,045) in oil and gas well interests costs, which were incorrectly expensed in the US GAAP reconciliation in the years ended May 31, 2007 and 2006. The correction of this error results in the restatement of total assets on the consolidated balance sheets at May 31, 2007 and 2006 such that oil and gas well interests increased by $287,936 (2006 - $103,045) and shareholders’ equity increased by the same amount. The reconciliations of total assets and shareholders’ equity in Note 14 have been restated to reflect the corrected treatment of oil and gas well interests under US GAAP. On the consolidated statements of operations and deficit for the years ended May 31, 2007 and 2006, both net loss and comprehensive loss decreased by $184,891 (2006 – 103,045), and basic and diluted loss per share decreased by $0.01 (2006 - $Nil).

b) Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests are carried at cost and deferred exploration costs are expensed as incurred.

c) Asset Retirement Obligations

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

d) Stock-Based Compensation

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)	Stock-Based Compensation (Continued)

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

e)	Marketable Securities

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements (Continued)

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements (Continued)

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2007
			BALANCE	BALANCE
			US	US
	BALANCE		GAAP	GAAP
	CANADIAN		(Previously	(As
	GAAP	ADJUSTMENTS	Reported)	Restated)

Current assets	$22,235	$-	$22,235	$22,235
Investments (Note 14(e))	4,026	(1,170)	2,856	2,856
Equipment	17,269	-	17,269	17,269
Oil and gas well interests
(Note 14(a))	287,936	(287,936)	-	287,936
Mineral property interests
(Note 14(b))	231,086	-	231,086	231,086
Deferred exploration
expenditures
(Note 14(b))	2,999,743	(2,999,743)	-	-

	$3,562,295	$(3,288,849)	$273,446	$561,382

Current liabilities	$300,278	$-	$300,278	$300,278
Shareholders’ equity	3,262,017	(3,288,849)	(26,832)	261,104

	$3,562,295	$(3,288,849)	$273,446	$561,382

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2006
			BALANCE	BALANCE
			US	US
	BALANCE		GAAP	GAAP
	CANADIAN		(Previously	(As
	GAAP	ADJUSTMENTS	Reported)	Restated)

Current assets	$222,294	$-	$222,294	$222,294
Investments (Note 14(e))	4,026	3,321	7,347	7,347
Equipment	16,043	-	16,043	16,043
Oil and gas well interests
(Note 14(a))	103,045	(103,045)	-	103,045
Mineral property interests
(Note 14(b))	190,236	-	190,236	190,236
Deferred exploration
expenditures
(Note 14(b))	2,959,119	(2,959,119)	-	-

	$3,494,763	$(3,058,843)	$435,920	$538,965

Current liabilities	$98,738	$-	$98,738	$98,738
Shareholders’ equity	3,396,025	(3,058,843)	337,182	440,227

	$3,494,763	$(3,058,843)	$435,920	$538,965

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2007	2006	2005

Net loss for the year, Canadian
GAAP	$(465,540)	$(430,646)	$(515,740)

Adjustments:
Amortization of oil and gas
interests (Note 14(a))	(184,891)	(103,045)	-
Deferred exploration costs
(Note 14(b))	(40,624)	(216,058)	(241,004)

Net loss for the year, US GAAP
(previously reported)	(691,055)	(749,749)	(756,744)

Restatement:
Amortization of oil and gas
interests (Note 14(a))	184,891	103,045	-

Net loss for the year, US GAAP
(as restated)	$(506,164)	$(646,704)	$(756,744)

Basic and diluted loss per share,
US GAAP (previously reported)	$(0.02)	$(0.02)	$(0.02)

Basic and diluted loss per share,
US GAAP (as restated)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of
common shares outstanding,
basic and diluted	39,663,029	36,889,399	34,436,365

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The Company’s comprehensive loss is comprised as follows:

	2007	2006	2005
Net loss for the year, US GAAP (previously	$(691,055)	$(749,749)	$(756,744)
reported)
Change in net unrealized (loss) gain on
available-for-sale investments (Note 14(e))	(1,170)	3,321	(1,534)
Comprehensive loss (previously reported)	(692,225)	(746,428)	(758,278)
Restatement:
Amortization of oil and gas interests
(Note 14(a))	184,891	103,045	-
Comprehensive loss (as restated)	$(507,334)	$(643,383)	$(758,278)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2007	2006	2005
Cash flows used in operating activities,
Canadian GAAP	$(210,843)	$(390,492)	$(529,428)
Adjustment:
Exploration expenditures (Note 14(b))	(41,624)	(163,320)	(253,967)
Cash flows used in operating activities, US
GAAP	(252,467)	(553,812)	(783,395)
Cash flows provided by financing activities,
Canadian and US GAAP	294,916	548,206	770,810
Cash flows used in investing activities,
Canadian GAAP	(290,762)	(266,365)	(293,653)
Adjustment:
Exploration expenditures (Note 14(b))	41,624	163,320	253,967
Cash flows used in investing activities, US
GAAP	(249,138)	(103,045)	(39,686)
Decrease in cash	(206,689)	(108,651)	(52,271)
Cash, beginning of year	209,636	318,287	370,558
Cash, end of year	$2,947	$209,636	$318,287

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the registration statement and annual report on its behalf.

TERYL RESOURCES CORP.
REGISTRANT

Dated: January 21, 2008	By:	/s/ John G. Robertson
John G. Robertson
President/Director