Form 20-F
period 2008-05-31
TERYL RESOURCES CORP
filed 2008-11-28
CIK 1109313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 –
For the fiscal year ended May 31, 2008

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

John Robertson, President
240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada
Phone: 604-278-5996 Fax 604-278-3409
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:
Common Stock, no par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 49,587,528 shares of common stock

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
Yes [X]    No [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ ] U.S. GAAP	[ ] International Financial Reporting Standards as issued	[X] Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17. [X]    Item 18. [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act.): Yes [   ]    No [X]

Index to Exhibits on Page 63

INTRODUCTION

Teryl Resources Corp. (hereinafter referred to as the “Registrant” or the “Issuer” or the “Company” or “Teryl”) was incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984, a special resolution was passed changing its name to Teryl Resources Corp.

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

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing (see Item 3.D. Risk Factors). The Company has incurred a loss of $1,142,796 in the year ended May 31, 2007 (2007 - $465,540; 2006 - $430,646). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We do not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. We advise you to carefully review the reports and documents we file from time to time with the Securities and Exchange Commission (the “SEC”), particularly our Annual Reports on Form 20-F and our Current Reports on Form 6-K.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Our selected financial data for Fiscal 2008, and 2007 ended May 31st was derived from our financial statements that have been audited by Morgan & Company Chartered Accountants, as indicated in their audit reports. Morgan & Company is a member of the Canadian Institute of Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the 20-F.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in Note 14 to our audited financial statements for the years ended May 31, 2008 and 2007.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At November 25, 2008, US$1.00 was equal to approximately CDN $1.2214.

The following represents our selected financial data for each of the past five fiscal years, ending on May 31. The data presented is prepared in accordance with Canadian generally accepted accounting principles, and reconciliation of the data to U.S. GAAP:

Fiscal Years Ended May 31

	May 31, 2008	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004

CANADIAN GAAP
Revenue	$30,749	$33,714	$27,154	$ 28,307	$21,037
Income (Loss) for the Period	$(1,142,796)	$(465,540)	$ (430,646)	$ (515,740)	$(791,776)
Basic Income (Loss) Per Share	$(0.03)	$(0.01)	$(0.01)	$ (0.01)	$ (0.03)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Average. Shares	44,538,405	39,663,029	36,889,399	34,436,365	28,295,934
Period-end Shares (#)	49,587,528	40,862,528	39,468,188	36,777,688	33,180,688
Working Capital	$77,837	$(278,043)	$123,556	$138,460	$3,473
Mineral Properties	$196,855	$231,086	$190,236	$219,397	$196,795
Long-Term
Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$12,031,827	$10,839,258	$10,624,107	$9,944,335	$9,018,122
Retained Earnings (Deficit)	$(9,075,791)	$(7,932,995)	$(7,467,455)	$(7,036,809)	$(6,521,069)
Total Assets	$3,486,056	$3,562,295	$3,494,763	$3,409,709	$3,144,121
U.S GAAP (2)
Net Loss (1)	$(1,075,291)	$(506,164)	$(646,704)	$(756,744)	$(1,444,266)
Loss Per Share	$(0.02)	$(0.01)	$(0.02)	$(0.02)	$(0.05)
Mineral Properties (3)	$196,855	$231,086	$190,236	$219,397	$196,795
Shareholders’ Equity (Deficiency)	$354,384	$261,104	$440,227	$408,838	$234,842
Total Assets	$553,818	$561,382	$538,965	$665,114	$642,583
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$12,031,827	$10,839,258	$10,624,107	$9,944,335	$9,018,122

(1) Cumulative Net Loss since incorporation through May 31, 2008 under US GAAP was $12,297,762 approximately.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this 20-F are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 0.9938 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2008. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On November 25, 2008, the Noon Buying Rate was CDN$ 1.2214 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
October	2008	1.2942	1.0607
September	2008	1.0797	1.0338
August	2008	1.0677	1.0251
July	2008	1.0261	1.0015
June	2008	1.0282	1.0011
May	2008	1.0187	0.984

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2008	1.0142	0.9168/1.0754	0.9938
2007	1.1362	1.1852/1.0701	1.0701
2006	1.1738	1.0989/1.2578	1.1027
2005	1.2602	1.1775/1.3772	1.2512
2004	1.3435	1.2690/1.4114	1.3666

B. CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

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

As noted in our audited consolidated financial statements for the year ended May 31, 2008 we have incurred significant operating losses and have an accumulated deficit of $9,075,791 at May 31, 2008. Furthermore, despite having working capital of $77,837 as at May 31, 2008, this is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to meet our liabilities as they become payable and satisfy working capital and operating needs (see Item 5.B. Liquidity and Capital Resources).

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with the Company. We entered into an agreement with Linux Gold Corp. whereby the Company could earn up to 50% of the Fish Creek claim (see Item 4.D.). In addition, Mrs. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd., which, together, hold approximately 15.95% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E). Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time (see Item 7.B.). Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA. The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, our exploration programs may not yield any new reserves or result in any commercial mineral operations (see Item 4.B. Competition).

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

As of the date of this 20-F, we do not own any interests in any properties which are producing more than minimal levels of oil or natural gas. Revenue from our oil and gas operations is minimal. Oil and gas revenues were: $30,749 ($33,714 in the year ended May 31, 2007; $27,154 in the fiscal year ended May 31, 2006) (see Item 5). Should we acquire an interest in a property producing more than a minimal level of oil and natural gas, substantially all of our sales of oil and natural gas would likely be made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices we might receive for any eventual oil and natural gas production are dependent upon numerous factors beyond our control. These factors include the level of consumer product demand, governmental regulations and taxes, weather trends, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas and the overall economic environment.

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

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the TSX Venture Exchange and the OTC Bulletin Board and that market is extremely volatile.

There is only a limited public market for our common shares on the TSX Venture Exchange and the OTC Bulletin Board, and there is a risk that that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained. The market price for the common shares on the TSX Venture Exchange and the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments. Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

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

Our directors, officers and their related companies collectively own approximately 23.8% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders. These principal shareholders, including members of our board of directors, officers and entities affiliated with members of our directors and officers, will own more than 23% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders (see Items 6.A. and 7.A.).

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

The Company’s corporate offices and its registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996. Since our inception and during the three fiscal years ending in May 2008, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska. All of our mineral properties are in the exploration stage. We are currently in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical in an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

Capital Expenditures

Fiscal Year

Fiscal 2004	$ 32,375 (1)
Fiscal 2005	$ 39,686 (2)
Fiscal 2006	$ 103,045 (3)
Fiscal 2007	$ 249,138 (4)
Fiscal 2008	$ 52,022 (5)

(1)	This expenditure is related to the purchase of mineral properties for $20,645 and office equipment for $11,730.
(2)	This expenditure is related to the purchase of mineral properties for $22,602 and automotive and office equipment for $17,084.
(3)	This expenditure is related to the purchase gas well interests. For US GAAP this amount is expensed.
(4)

This expenditure consists of $34,231 for the purchase of mineral properties; $5,773 for the purchase of office equipment and $209,134 for the purchase of gas well interests. For US GAAP the amount for gas well purchases is expensed.

(5)	This expenditure consists of $26,474 for the purchase of mineral properties and $25,548 for the purchase of oil and gas well interests.

Accumulated expenditures for the Mineral properties to May 31, 2008 (CDN $):

Expense ($)	Gil Property	West Ridge Property	Black Dome (1)	Fish Creek (2)	Gold Hill
Geology	1,299,592	246,850	Nil	53,113	15,702
Drilling and Trenching	769,090	Nil	Nil	62,306	175,569
Geophysics	Nil	360,045	Nil	13,674	Nil
Admin.	Nil	39,264	Nil	14,670	1,950
Tech. Anal.	7,383	6,789	Nil	20,569	19,962
Acquisition Costs	31,127	116,189	Nil	49,538	Nil

(1) All expenses for this claim included in West Ridge property figures.

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

We will seek equity financing to provide working capital and to meet exploration commitments on all our properties. During the fiscal year ended May 31, 2008, we raised $1,147,908 through the sale of equity securities (May 31, 2007 $199,151).

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

The Company and Linux Gold Corp. entered into an agreement, on March, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000 CDN). An additional 100,000 shares were issued February 14, 2007 for a deemed value of $16,000 CDN in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% net royalty interest until the Company pays $2,000,000 US (see Item 4.D. for complete details of exploration and development of this property).

Gold Hill Claims

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

  $5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

  $38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made), complete a $50,000 US first phase exploration program conducted by the Vendors,
  $250,000 US per year upon commencement of production.

On August 1, 2006 six additional unpatented lode mining claims were filed with the Arizona State office of the Bureau of Land Management on behalf of the Company. On October 16, 2006, we exercised our option for a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).

In November 2007 we commenced drilling on our Bisbee Gold Hill claims, on the Gold Hill property. Initially, three drill locations were determined from assays of rock samples collected on the properties, and based on aeromagnetic interpretation and field examinations. The drilling was completed in December 2007 and five reverse circulation drill holes were completed on four separate copper targets. The depth of the holes ranged from 120 feet to 360 feet.

The total depth (T.D.) of the holes was as follows: 1-RC-T.D. -360 feet, 4-RC-T.D.- 120 feet (lost circulation-abandon hole), 2-RC-T.D.-350 feet, 3-RC-T.D.-300 feet and 5-RC-T.D.-300 feet (offset 4-RC about 8 feet to the north). All the holes were drilled at an orientation of 90º. Only two holes (2-RC and 1-RC) penetrated all the Glance Conglomerate and then penetrated part of the Naco Group before the hole reached its total depth.

One pound bags of samples were collected at every five foot interval and all of the samples were sent to ALS Chemex Labs in Sparks, Nevada for gold fire assay and 34 element chemical assay, and 35 element aqua regia analysis was done in Vancouver, BC. No duplicates were analyzed due to the exploratory, mineral assessment stage of the property.

The highest copper assay intersected the 275’ – 280’ intervals with a 4.84% Cu assay (10,000 ppm equivalent to 1% copper). Several anomalous values in copper in a majority of the first 50’ of hole 2-RC intersected as follows:

Hole 2-RC Cu ppm
2180
589
198
441
1655
2450
2670
80
1600
7490

The 2-RC hole was drilled next to a deep mine shaft located on the St. Elmo patented claim. The fractures of the Glance Conglomerate are mineralized with Oxide Copper in the form of Malachite (green) and Chalcocite (grayish-black). This rock is stained with Limonite (orangish-brown), which has a high ratio of Goethite to Jarosite. Limonite stain can carry a small amount of the copper values is assays, as well as an indicator of mineralized rock at depth.

Additional sampling was completed during January 2008 to determine additional drilling locations, and in April 2008, Tom Parkhill, our Project Geologist (Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG)), recommended additional drilling.

In May 2008 we commenced drilling an additional five (5) reverse circulation holes. Several copper intersections were reported on this second phase of drilling. Several significant mineralized sections with showings of copper oxide throughout drill hole 6 RC were identified from 120 ft. to 430 ft. These final 5 RC holes were shipped to ALS Chemex Labs for assays.

Following compilation and review of results of mapping, geochemical sample results and drilling carried out during the past 24 months, it was determined that there was insufficient economic mineralization for Teryl Resources Corp. to justify further exploration expenditures on the Gold Hill Prospect. On July 3, 2008, we terminated the principle agreement with Silver Nickel Mining Company for the Gold Hill Prospect in Cochise County, Arizona. Tom Parkhill, our Project Geologist, (Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG)) reported that of the nine (9) reverse circulation holes which were drilled on the Gold Hill Prospect, totaling 3290’, only one hole, hole 2-RC, was mineralized with the highest copper assay at the 275’ - 280’ interval with a 4.84% Cu assay.

As a result, the Company elected to terminate its agreement with the Vendors subsequent to the 2008 fiscal year-end as to the original seven patent claims and to abandon the other 28 claims. Accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky

The Company entered into agreements with IAS Energy, Inc. (formerly IAS Communications, Inc.), a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company has first refusal rights to participate in up to 21 future wells, which expired in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006.

We paid $277,500 US to IAS during the year ended April 30, 2007, representing 50% of the cost of drilling the first, second and third wells.

On April 7, 2008, we entered into an agreement with IAS to purchase a further interest in the three Kentucky gas wells. In consideration, we paid a deposit of $25,000 with the balance to be determined following the preparation of an independent valuation report by a qualified petroleum geologist.

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

Seasonality

Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November (see page 14 Risk Factors).

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

Our current and anticipated future operations, including further exploration activities, require permits from various state and other governmental agencies. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of oil and gas and resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

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

C. ORGANIZATIONAL STRUCTURE

Teryl, Inc., a wholly-owned subsidiary of Teryl Resources Corp., was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, holds the Alaska mineral property interests and Texas and Kentucky oil and gas well interests.

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The annual rent for its portion of this 2,200 square foot space paid during 2008 was $12,872 (2007 - $15,018) which was paid to Linux Gold Corp for the year ended May 31, 2008. We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Mineral Properties

The following are descriptions of our material mineral properties.

GIL PROPERTY

Joint Venture, Project Description and Location

The Issuer and Kinross entered into a Joint Venture in 1989, whereby the Issuer owns a 20% interest in the Gil Mineral Claims with its Joint Venture partner, Kinross, with Kinross owning the other 80% of the claims and acts as operator of the project (see page 16, summary “Gil Mineral Claims”).

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

History and the Joint Venture

In 1989, the Issuer acquired an option on the Gil Mineral Claims from Nerco Exploration Company whose exploration work on the property had consisted largely of surface magnetometer surveys. In 1991, the Issuer signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross Gold Corporation. Kinross earned an 80% interest in the Gil Mineral Claims from the Issuer by incurring exploration expenditures on the property of $600,000. During the past ten years, Kinross and its predecessors have conducted an integrated exploration program on the claims incurring total expenditures of between US$3,500,000 and US$4,000,000.

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

No expenditures or annual exploration expenses were incurred by the Company during the May, 2006 or 2007 year-end because, Kinross Gold USA Inc., as the operator of the claim, determines whether exploration work will occur from year to year, and Kinross did not provide us with a formal Budget and work program for 2006 nor 2007. In May 2008, we received the work program for the 2008 season from Fairbanks Gold Mining, Inc. (FGMI). The auger soil sampling program commenced in September 2008.

The total cost of the proposed program is estimated at $235,000 and is covered under the approved 2008 FGMI Exploration budget. The program will be managed and conducted by FGMI.

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

Also in April, 2005, a program and budget was approved by Kinross Gold Corp. to move the Gil Joint Venture from the exploration to the development stage. The objective of the 2005 Gil Venture exploration program was to generate new gold targets by integrating geologic and geochemical information with newly acquired geophysical data. The approved budget for 2005 was US$793,800, consisting of the following estimated costs: Permitting $US520,000, Engineering $US160,000, Data Folio $US75,000, Airborne Geophysics $US28,800, Reclamation $US10,000, Total $US793,800. The 2005 Program proposed the following work during the end of 2005 and the beginning of 2006:

Permitting - Initiate the process of permitting the Gil deposit once sufficient baseline data was collected. Several permits and approvals were to be required which would likely include a Plan of Operations, Solid Waste Disposal Permit, Storm Water Discharge Multi-Sector General Permit for Industrial Activities or a NPDES Discharge Permit, 404 Wetlands Permit, a Reclamation and Closure Plan, a Monitoring Plan, and an Environmental Assessment as required by NEPA.

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

The database update began in January 2005 and continued intermittently throughout 2006. Work focused on revising soil sample locations using updated GPS coordinates, compiling data for geologic map production and revising the resource model.

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

In May 2008 we received the work program for the 2008 season from Fairbanks Gold Mining, Inc. (FGMI) a subsidiary of Kinross Gold Corporation.

An 8 hole – 4000' reverse circulation drilling program has been designed that follows up on anomalous soil samples and promising trench and drill results on Sourdough Ridge. These holes are intended to extend the strike length of the Gil mineralization to the east. Planned hole depths for this program are approximately 500 feet.

In addition, a Bombardier soil auger program is designed to infill around anomalous gold-in-soil anomalies to better define future drill targets on the Gil East. The auger soil sampling program commenced in July 2008, and drilling commenced in September 2008.

The total cost of the proposed program is estimated at $235,000 and is covered under the approved 2008 FGMI Exploration budget. The program will be managed and conducted by FGMI.

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

No field work was conducted on the West Ridge property during the fiscal years ended 2006 or 2007. The Company performed geophysical assessment work during 2008 to determine any significant gold mineralization.

Geological Setting

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area. The southern two-thirds of the West Ridge project is situated primarily in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist. These rocks are in fault contact along the northeast trending Eldorado Fault which separates Fairbanks Schist on the south from eclogite and amphibolite facies rocks of the Chatanika Terrane on the north. Rocks of the Cleary Sequence and Fairbanks Schist are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts present in the district.

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

Initial efforts at the Old Glory prospect included hand-trenching in the vicinity of the historic tungsten-bearing trench. Grab rock sampling conducted in and around this old slit trench produced several significant gold values associated with highly anomalous arsenic and sporadic anomalous lead, bismuth, antimony and tungsten. The presences of gold-bearing calc-silicate alteration in some rock samples and sporadic anomalous bismuth (<2 to 144 ppm) suggests the presence of a gold favorable intrusive system similar to that being drilled currently by Kinross Gold at their Gil project in the eastern Fairbanks District.

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

No field work was conducted on the West Ridge property during the fiscal years ended 2006 and 2007. A geophysical assessment was completed during fiscal 2008.

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

In January 2008 we commenced arrangements for a drill program on the Fish Creek claims. We anticipate an exploration program during 2008, subject to an approved budget. The Fish Creek claims are joint ventured with Linux Gold Corp. wherein Teryl can earn a 50% interest by expending $500,000.

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

On April 7, 2008, we entered into an agreement with IAS purchase a further interest in the three Kentucky gas wells. In consideration, we paid a deposit of $25,000 with the balance to be determined following the preparation of an independent valuation report by a qualified petroleum geologist. All revenues from these wells will be received by Teryl upon execution of this agreement

Although we have successfully drilled and are producing oil and gas from the wells in which we have an interest, the revenue from the extraction of oil and gas is not a material amount. Accordingly, we do not consider our oil and gas wells to be material to our business operations or financial position. For further information on how we account for the expenses and sales of our oil and gas interests, please refer to the Notes to our financial statements.

Plan of Operations
Source of Funds for Fiscal 2007/2008

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

In the event that no other sources of capital were available to the Company in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon the Company's shareholders.

At the present time, and in its present circumstances, there exists substantial doubt as to the ability of the Company to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining the Company's operating overhead. Over the longer term, the Company will need to either begin to derive revenues from its existing resource-based assets, or find and enter into a business which holds the prospects of ensuring that it can continue as a going concern. Management is aware of such need and is both researching new business opportunities and assessing potential financing possibilities for funding its existing resource property obligations and also any new business which may be entered into or acquired.

We had working capital of $77,837 at May 31, 2008, compared to a working capital deficiency of $278,044 at May 31, 2007.

Use of Funds for Fiscal 2008/2009

During Fiscal 2008/2009, we estimate that we will expend approximately $475,000 on general and administrative expenses. During Fiscal 2008/2009 we estimate that we will expend approximately $100,000 on property exploration and development expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets. As of May 31, 2008, we had assets valued at $356,963 located in Canada; and assets valued at $3,129,093 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2008, May 31, 2007 and May 31, 2006 respectively are included in this 20-F.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $1,142,796 in the year ended May 31, 2008 (2007 - $465,540; 2006 - $430,646). Revenues from our oil and gas operations are minimal. Oil and gas revenues were: $30, 749 in the year ended May 31, 2008; $33,714 in the year ended May 31, 2007; and $27,154 in the fiscal year ended May 31, 2006 (see Item 3.D., Risk Factors, page 14).

A. OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2008, May 31, 2007 and May 31, 2006.

Fiscal Year Ended May 31, 2008 compared to Fiscal year Ended May 31, 2007

Results of Operations

The Company realized a net loss of $1,142,796 in fiscal 2008 compared to a net loss of $465,540 in fiscal 2007. This was mainly due to an expense of write offs of oil and gas wells, mineral properties and exploration expenditures of $587,372 ($10,381 - 2007), an increase in publicity, promotion and investor relations fees of $93,055 over 2007, and an increase in aggregate general office expenses including foreign exchange loss, rent, oil and gas production costs, filing and regulatory fees, telephone and travel and entertainment of $373,069 representing in increase of $180,288 over fiscal 2007. Despite these increases noted above, the Company was able to offset these increases by decreasing its expenses for secretarial and benefits, stock based compensation, and had no expense for depletion of oil and gas wells, totaling $82,685.

Administrative expenses in fiscal 2008 totaled $588,757 as compared to $488,745 in 2007. Filing and regulatory fees increased to $58,530 in 2008 compared to $18,961 in 2007 due to the company listing on the OTC-BB.

Secretarial fees and employee benefits decreased to $24,630 in 2008 from $38,083 in 2007 due to decreased increased administrative expenses. We had a foreign exchange loss of $2,678 in 2008 compared to a small foreign exchange gain of $74 in 2007 due to a lower U.S. exchange rate on U.S revenues. Filing and regulatory fees increased to $58,530 in 2008 compared to $18,961 in 2007 due to the additional costs of filing historical 20-F’s from 2000 and listing the Company on the OTC Bulletin Board. Management and directors’ fees remained stable at $76,284 as compared to $75,396 in 2007. Publicity, promotion and investor relations expenditure increased to $203,580 in fiscal 2008 compared to expenditures of $110,525 in fiscal 2007 due to increased participation in trade shows. The Company also repaid advances from related parties of $144,311 compared to receiving advances of $95,765 during fiscal 2007. The Company paid $211,509 for mining exploration work in 2008 compare to $41,624 in 2007. This increase was mainly due to exploration activity during 2008 on the Gold Hill property. The Company paid $26,474 for mining acquisitions in 2008 compared to $50,231 for mining acquisitions in 2007. An allowance for depletion of gas wells was expensed in 2007 in the amount of $24,243. The oil and gas wells carrying costs totaling $313,483 were written off in 2008 as these well had no proven reserves. Stock based compensation costs of $21,311 were expensed in 2008, compared to $66,300 in 2007 due to fewer options being granted in 2008.

At May 31, 2007, the Company’s Oil and Gas operations had an income of $30,749 as compared to and income of $33,714 for the year ended May 31, 2007.

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

Administrative expenses in fiscal 2007 totaled $488,745 as compared to $378,474 in 2006. Office, rent and telephone totaled $10,171 compared to $5,737 in 2006 due to the Company moving its offices to larger premises. Professional fees were $87,395 compared to $39,808 in 2006. This increase was due to legal, audit and accounting fees required to bring the Company current in its SEC filings which involved the preparation of historical Forms 20-F beginning 2000 to date. Secretarial fees and employee benefits increased to $38,083 in 2007 from $33,578 in 2006 due to increased administrative expenses associated with the filing of the historical 20-F’s. We had a small foreign exchange gain of $74 in 2007, as compared to a loss of $4,687 in 2006, due to a lower U.S. exchange rate on U.S revenues. Filing and regulatory fees decreased to $18,961 in 2007 from $24,353 in 2006, due to reduction in taxes in the State of Delaware as a result of the reduction in authorized capital of the subsidiary, Teryl Inc. Management and directors’ fees remained stable at $75,396 as compared with $74,440 in 2006. Publicity, promotion and investor relations expenditure decreased minimally to $110,525 in fiscal 2007 compared to expenditures of $117,256 in fiscal 2006. The Company paid $41,624 for mining exploration work in 2007 as compared to $163,320 in 2006. This decrease was mainly due to no exploration activity during 2007 on the Fish Creek property. The Company paid $50,231 for mining acquisitions in 2007 as compared to $nil in 2006. No debenture payment or accrued interest was paid to Keltic Bryce Enterprises during 2007, compared to $161,749 paid in 2006. Corporation capital taxes decreased to $4,494 in fiscal 2007 compared to $11,549 in fiscal 2006 due to reduction in taxes in the State of Delaware as a result of the reduction in authorized capital of the subsidiary, Teryl Inc. An allowance for depletion of gas wells was expensed in 2007 in the amount of $24,243 compared to $nil in 2006 due to the acquisition of these three new wells. Stock based compensation costs of $66,300 were expensed in 2007, due to new stock option issuances, for those which expired during the year, compared to $6,242 in 2006.

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

Administrative expenses in fiscal 2006 totaled $378,474 as compared to $528,086 in 2005. Office, rent and telephone increased slightly to $5,737 compared to $5,560 in 2005 due to higher rates being charged by most suppliers. Professional fees decreased in 2006 to $39,808 compared to $50,718 in 2005, as the Company did not require any external legal assistance during the year. Secretarial fees and benefits decreased to $33,578 in 2006 from $45,132 in 2005 due to less administrative requirements with fewer news releases. We had a foreign exchange loss of $4,687 in 2006 compared to a gain of $1,942 in 2005, due to a lower U.S. exchange rate on U.S revenues. Shareholder expenses increased in 2006 to $7,180 compared to $2,573 in 2005, due to higher mailing costs and an increase in our annual shareholder meeting costs. Filing and regulatory fees increased to $24,353 in 2006 from $16,687, due to higher Delaware annual franchise fees for our subsidiary. Management and directors’ fees decreased nominally to $74,440 in 2006 from $78,319 in 2005. As noted above, the largest single decrease from the prior year was a reduction in publicity, promotion and investor relations expenses, which was $110,076 in fiscal 2006 (2005 - $229,678) as the Company did not issue as many news releases during the year, did not use external investor relations contractors and the corresponding investor relations expenses, such as brochures and other materials, were reduced. The Company paid $163,320 for mining exploration work in 2006 as compared to $243,023 in 2005. This decrease was due to reduced exploration activities on the Fox Creek and West Ridge properties. The Company paid $nil for mining acquisitions in 2006 as compared to $20,602 in 2005. Keltic Bryce Enterprises was paid $ 161,749 regarding their outstanding debenture and accrued interest, with $nil being paid in 2005. Corporation capital taxes increased to $11,549 in fiscal 2006 compared to $3,029 in fiscal 2005 in the State of Delaware, due to a change from annual to quarterly reporting. Oil and gas production and royalties expenses decreased to $12,605 in fiscal 2006, compared to $30,937 in 2005 as there were no major reworks done on the wells.

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

We anticipate that our estimated cash requirements for the fiscal year ending May 31, 2008 will be remain at approximately $475,000 for operational expenses as we do not foresee any material changes to our corporate operations, other than a reduction in publicity, promotion and public relations. Expenditures for future exploration during fiscal 2008 is estimated at approximately $100,000 including our requisite cash requirements for exploration work on the Gil Gold Property further to the 2008 program and budget summary from Kinross Gold Corporation, and the Company’s continued maintenance of its other properties. We do not have any material plans for spending cash other than our existing contractual obligations. However, preliminary budgeting estimates indicate that we may expend approximately $225,000 on property exploration and development expenses on the Fish Creek and Gold Hill.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended May 31, 2008 compared to Fiscal year Ended May 31, 2007

During 2008, we financed our operations by the issuance of 8,725,000 common shares for cash proceeds of $1,308,750, compared to $199,151 in 2007, which consisted of the issuance of 8,715,000 common shares pursuant to private placement offerings completed during the year to raise cash proceeds of $1,307,250 after issue costs (compared to $179,151 in 2007), and the issuance of 10,000 shares pursuant to the exercise of stock options for cash proceeds of $1,500 (compared to $nil in 2007). We received $nil advances from related parties in 2008, (compared to $95,765 in 2007); $30,749 from oil and gas revenues (compared to $33,714 in 2007). Our opening cash surplus was $2,947 at May 31, 2008. Our opening cash surplus at the beginning of our 2007 fiscal year was of $209,636.

During 2008, we spent $527,719 of these funds on operating activities as discussed above under Results of Operation for the year ended May 31, 2007 as compared to $210,843 during the year ended May 31, 2007.

Our cash position increased by $212,347 to $215,294 and we had a working capital surplus of $77,837 as at May 31, 2007.

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

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At May 31, 2008, and also as at September 23, 2008, we had 49,587,528 issued and outstanding common shares (May 31, 2006 – 40,862,528). No Preferred Shares have been issued to date. The directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

During the year ended May 31, 2008 10,000 stock options were exercised, 625,000 stock options expired or were cancelled and 400,000 stock options were granted. As at May 31, 2008 we had 2,252,500 stock options outstanding at exercise prices ranging from $0.15 per share to $0.45 per share with expiry dates ranging from October 20, 2008 to April 24, 2012. These stock options vest over a two-year period from the date of grant. If exercised, the vested portion of the remaining 2,252,500 stock options would increase our available cash by $440,500.

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

As at May 31, 2008 we had 8,953,400 warrants outstanding exercisable. 6,238,400 were exercisable at a price of $0.20 per share before February 22, 2009, and 2,715,000 were exercisable at a price of $0.20 before August 30, 2008, or at $0.25 before August 30, 2009. If exercised, the outstanding 8,953,400 warrants would increase our available cash by $1,926,430 at an average price of $0.215.

As at May 31, 2007 we had 2,418,340 warrants outstanding exercisable. 1,094,340 were exercisable at a price of $0.20 per share before April 11, 2008, and 1,324,000 were exercisable at a price of $0.35 per share before May 17, 2008. If exercised, the outstanding 2,418,340 warrants would increase our available cash by $682,268 at an average price of $0.28.

Contributed surplus was $332,404 as at May 31, 2008 (2007 - $285,754). The increase of $46,650 represents the fair value of 400,000 stock options and 238,400 broker warrants granted in the fiscal year ended May 31, 2008, being recorded in the Company’s books at the fair value of the outstanding options calculated using the Black-Scholes method of valuation.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2008, 2007 and 2006.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2006, May 31, 2007 and May 31, 2008. We do not hold any patents, trademarks or copyrights.

D. TREND INFORMATION

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2008.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	Nil - -	US$47,000	Nil - -	Nil - -	Nil - -
Long-term debt obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Capital (Finance) Lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Operating lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Purchase Obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Other Long-term liabilities reflected on the Company’s Balance sheet under Canadian GAAP	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Total	Nil - -	US$47,000	Nil - -	Nil - -	Nil - -

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
Gil Property, Alaska	2009	$ -	$47,000	-
	2010	$ -	$ -	-
West Ridge Property, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-
Fish Creek, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-
Black Dome, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Oil and Gas Wells:

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others), in the Ken Lee #1 (May 18/06) natural gas well for $103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company had first refusal rights to participate in up to 21 future wells, which expired in October 2007. The Ken Lee well commenced production in June 2006; the Elvis Farrell well commenced production in August 2006; and the Clarence Bright well commenced production in December 2006.

As there has been no determination as to the gas reserves done on any of the wells, the wells were being depleted straight-line over 10 years, which is their estimated pay-out term. However, due to new reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2008, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of September 22, 2008.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (2)(3)	President, Director	67	October 25, 1982
Jennifer Lorette (1)(3)	Director	36	February 20, 2004
Susanne Robertson (1)(3)	Director	62	September 12, 1990
Monique van Oord (1)(2)(3)	Chief Financial Officer, Secretary, Director	47	October 17, 2002

(1) Indicates member of the Issuer's audit committee.

The Senior Management serves at the pleasure of the Board of Directors. Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Business Corporations Act (British Columbia), or unless he or she becomes disqualified to act as a director.

John Robertson. Mr. Robertson is the President and a founder of the Company since 1982; Since March 1979, Mr. Robertson is also President, CEO, Chairman of the Board, Secretary and a director of Linux Gold Corp., a British Columbia mineral exploration company which trades its shares on the OTC Bulletin Board. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC Bulletin Board, since July 1992, a U.S. public company engaged in the development of a rotary engine/ compressor (“Rand Cam Engine”). Since October 1984 Mr. Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the TSX Venture Exchange, and trading on the OTC Bulletin Board, that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Energy, Inc. since its formation in December 1994, a U.S. public company engaged in the acquisition and exploration of oil and gas interests in North America. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd. since 1979, a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), and Airstream Communications, Inc. (since June 2000) Mr. Robertson is a citizen and resident of Canada (see Item 7.B. – Related Party Transactions). A minimum of 20 percent of Mr. Robertson’s time is allocated to the ongoing operations of the Company. On a project related basis, Mr. Robertson may allocate up to 80 percent of his time to the Company as required.

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

B. COMPENSATION

The following table sets out the compensation information for the fiscal years ended May 31, 2008, May 31, 2007 and May 31, 2006 for our directors and members of our administrative, supervisory or management bodies.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
				Awards			Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under (2) Options / (3) SARS Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2008 2007 2006	12,000(1) 12,000(1) 12,000 (1)	Nil Nil Nil	30,000(5) 30,000(5) 30,000 (5)	1,000,000 / Nil 1,000,000 / Nil 990,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Director	2008 2007 2006	13,500(6) 24,000(6) 19,000(6)	Nil Nil Nil	Nil Nil Nil	100,000 / Nil 100,000 / Nil 100,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Susanne Robertson, Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 / Nil 500,000 / Nil 500,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Monique van Oord, Chief Financial Officer, Secretary, Director	2008 2007 2006	5,700(7) 15,000(7) 19,550 (7)	Nil Nil Nil	Nil Nil Nil	50,000 / Nil 50,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	John Robertson received $12,000 in Director’s Fees.

(2)

During fiscal 2008, Mr. Robertson, President and Director, held 1,000,000 options exercisable at $0.15, which were granted on April 24, 2007, expiring on April 24, 2012. Jennifer Lorette, a Director, was granted 100,000 options at $0.15 expiring April 24, 2012. Susanne Robertson, a Director, granted 500,000 options at $0.15, expiring on April 24, 2012. During fiscal 2008, Monique van Oord, an Officer and Director, held 50,000 options exercisable at $0.15.

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

(5)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(6)	Jennifer Lorette, a director, received consulting fees directly and wages were paid through KLR Petroleum Ltd. which administers the payroll for the Company and related parties.

(7)

Monique van Oord, Chief Financial Officer and Secretary, received consulting fees directly and wages were paid through KLR Petroleum Ltd. which administers the payroll for the Company and related parties.

Compensation of Executive Officers and Directors

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd The Company was charged management fees by SMR of $30,000 during the fiscal year. As of May 31, 2008, $42,258 (2007 - $30,000) was payable to SMR by the Company.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended May 31, 2008, and any compensation other than bonuses earned during the fiscal year ended May 31, 2007 the payment of which was deferred) paid to the directors and executive officers by the Company and its subsidiaries for services rendered during the fiscal year ended May 31, 2008 was $71,208 ($90,396 in 2007). Included in this amount is $30,000 accrued / payable as a management fee to SMR Investments Ltd., (see SMR Management Agreement above). Other than as herein set forth, the Company did not pay any additional compensation to its directors and executive officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year contributed to the directors and officers.

During the fiscal year ended May 31, 2008 400,000 stock options were granted pursuant to stock option plans, 10,000 employee options were exercised and 625,000 options were cancelled or expired (see Note 9 to our Financial Statements).

Total options currently exercisable at the date of this 20-F are 2,252,500. All exercise prices are CDN dollars as listed in the following tables. See Note 9 to the financial statements.

Option/SAR Grants

Name	Number of Options Granted	% of Total Options Granted as of May 31, 2008	Exercise or Base Price ($/Security)	Date of Grant	Mkt. Value of Securities Underlying Options on Date of Grant ($) (3)	Expiry	Date
Directors who are not Named Executive Officers (1)	Nil	Nil	Nil	Nil	Nil	Nil

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE

John G. Robertson	1,000,000	$0.15	April 24, 2012
Jennifer Lorette	100,000	$0.15	April 24, 2012
Monique van Oord	40,000	$0.15	March 5, 2009
Susanne Robertson	500,000	$0.15	April 24, 2012
TOTAL HELD AS A GROUP:	1,640,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	50,000	$0.15	April 24, 2012
Cheryl Derbyshire	25,000	$0.18	November 2, 2011
James Kerr	75,000	$0.21	March 10, 2013
Peter Zihlmann	112,500	$0.20	October 20, 2008
George Duggan	300,000	$0.45	November 13, 2008
Cindy Broad	25,000	$0.22	November 7, 2012
Barbara West	25,000	$0.15	June 11, 2011
TOTAL HELD AS A GROUP:	612,500

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

D. EMPLOYEES

We employed no employees during any of the years ended May 31, 2008, May 31, 2008 and May 31, 2006. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at November 25, 2008:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	3,346,014 (2)	6.75%
Jennifer Lorette	212,800 (3)	*
Monique van Oord	75,000 (4)	*
Susanne Robertson	6,509,983 (5)	13.13%

(1) as at November 25, 2008, there were 49,587,528 issued and outstanding common shares.

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

(4) Includes 40,000 options that are currently exercisable. Ms. van Oord’s address is the same as the Company’s.

(5) includes 5,318,883 shares registered in the name of SMR Investments Ltd., and 500,000 options that are currently exercisable, . Ms. Robertson's address is the same as the Company’s.

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

At May 31, 2008, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne Robertson	6,009,983 (1)	13.13%
John G. Robertson	3,346,014 (2)	6.75%

(1)

Of the 6,009,983 common shares owned by Susanne Robertson, 691,100 common shares are held directly and the balance of 5,318,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson..

(2)

Of the 3,346,014 common shares owned by John G. Robertson, 1,900,564 common shares are held directly, 395,450 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust, and 50,000 common shares are held by KLR Petroleum, a corporation controlled by Mr. Robertson.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder. The Company’s major shareholders do not have different voting rights from any other holder of common shares.

Canadian Share Ownership.

As of November 25, 2008 we had 49,587,528 common shares outstanding with registered and indirect holding by depository institutions and other financial institutions estimated as 85 holders of record resident in Canada, holding an aggregate of 42,022,825 common shares; 141 holders of record resident in the United States, holding an aggregate of 7,529,453 common shares; and 3 holders of record resident elsewhere holding an aggregate of 35,250 common shares.

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

We had net related party advances owing of $27,869 at the May 31, 2008 year-end, compared to $172,180 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2008 are as follows:

1.

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the current year (2007 - $30,000; 2006 - $30,000). As of May 31, 2008, $42,258 (2007 - $30,000) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

2.	The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

3.

During the year, director’s fees of $15,500 (2007 - $12,000; 2006 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $13,500 (2007 - $24,000; 2006 - $19,000) were paid to J. Lorette, a director of the Company and secretarial fees of $5,700 (2007 - $15,000; 2006 - $19,550) were paid to M. van Oord, a director of the Company. As of May 31, 2008, $Nil (2007 - $4,019) was receivable from J. Robertson to the Company, and the amount was included in amounts receivable.

4.

During the year, fees of $6,508 (2007 - $9,396; 2006 - $6,770) were paid to KLR Petroleum Ltd., which is controlled by an officer of the Company who has significant influence on its affairs, for administration of the Company’s payroll and benefit plan.

5.	Office rent of $12,872 (2007 - $15,018; 2006 - $17,040) was paid to Linux Gold Corp. for the year ended May 31, 2008.

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

Our audited consolidated financial statements for the fiscal years ended May 31, 2008, May 31, 2007 and May 31, 2006 are attached hereto.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

None.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not applicable, except for Item 9.A.4 and Item 9.C.

Our shares trade on the TSX Venture Exchange (the "TSXV"), since July 1985, under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition, there has been a U.S. market in our shares on the OTC Bulletin Board under the symbol TRYLF.OB. Although Teryl was approved for trading on March 6, 2008, trading did not commence until May 2008. In addition, there has been a U.S. market in our shares on the NQB "Pink Sheets". We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets". The ranges of the low and high sales prices for our shares traded on the TSX and OTC BB for the periods indicated are as follows.

The following table shows the quarterly high and low closing prices of our stock traded on the TSXV and OTC Bulletin Board during the last three fiscal years, for each quarter as follows:

		TSX Venture*		OTC BB**
		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
				High-Bid	Low-Bid
2008
	Q4 5/31/08	0.215	0.14	0.16	0.0
	Q3 2/28/08	0.24	0.15	N/a	N/a
	Q2 11/30/07	0.275	0.135	N/a	N/a
	Q1 8/31/07	0.18	0.13	N/a	N/a
2007
	Q4 5/31/07	0.185	0.15	N/a	N/a
	Q3 2/28/07	0.185	0.145	N/a	N/a
	Q2 11/30/06	0.26	0.17	N/a	N/a
	Q1 8/31/06	0.37	0.26	N/a	N/a
2006
	Q4 5/31/06	0.41	0.255	N/a	N/a
	Q3 2/28/06	0.39	0.20	N/a	N/a
	Q2 11/30/05	0.28	0.185	N/a	N/a
	Q1 8/31/05	0.33	0.23	N/a	N/a

*Information provided by the TSX Venture Exchange.

**Prices for the OTC BB are in US$. Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the annual high and low closing prices of our stock traded on the TSXV and the OTC Bulletin Board during the last five fiscal years as follows:

	TSX Venture*		OTC BB**
Year	High ($CDN) *	Low ($CDN) *	High ($US) High-Bid**	Low ($US) Low-Bid**
2008	0.275	0.13
2007	0.37	0.145	N/a	N/a
2006	0.41	0.185	N/a	N/a
2005	0.56	0.265	N/a	N/a
2004	0.85	0.24	N/a	N/a
2003	0.53	0.08	N/a	N/a

*Information provided by the TSX Venture Exchange.

** prices on the OTC BB are in U.S. dollars. Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

The following table shows the high and low closing prices of our stock traded on the TSX Venture Exchange during the most recent six months, for each month as follows:

	TSX Venture*		OTC BB**
Month	High	Low	High	Low
	Cdn. $	Cdn. $	U.S. $	U.S. $
2008, October	0.09	0.04	0.08	0.02
2008, September	0.13	0.07	0.14	0.06
2008, August	0.10	0.08	0.09	0.05
2008, July	0.13	0.10	0.13	0.09
2008, June	0.165	0.13	0.15	0.08
2008, May	0.185	0.14	0.16	0.0

*Information provided by the TSX Venture Exchange.

** prices on the OTC BB are in U.S. dollars. Information provided by The Over The Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.

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

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments. Convertible Securities / Warrants

The following table lists, as of May 31, 2008, the share purchase warrants outstanding. As of May 31, 2008, we were aware of 6 holders of our 8,953,400 share purchase warrants, 5 of whom were resident in Canada, 1 holder was offshore and no holders were resident in the United States. These warrants were issued in conjunction with two private placements for the purchase of a total of 8,953,400 units (consisting of common shares with warrants).

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year 1	Year 2	Expiration Date of Share Purchase Warrants
August 30, 2007	2,715,000	2,715,000	0.20	0.25	August 30, 2009
February 22, 2008	6,238,000	6,238,000	0.20	-	February 22, 2009

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our shares trade on the TSX Venture Exchange (the "TSXV"), since July 1985, under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition there has been a U.S. market in our shares on the OTC Bulletin Board under the symbol TRYLF.OB. Although we were approved for trading on the OTC BB on March 6, 2008, Teryl did not commence trading until May 2008. Additionally, there has been a U.S. market in our shares on the NQB "Pink Sheets". We are not specifically aware of prices and other trading details for any shares which have or may have traded on the "Pink Sheets".

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

C. MATERIAL CONTRACTS

During the years ended May 31, 2008 and May 31, 2007, we entered into the following material contracts.

Fish Creek Joint Venture Agreement

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US.

Kentucky Gas Wells

The Company entered into agreements with IAS Energy, Inc. (formerly IAS Communications, Inc.), a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US); on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US); and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All the wells are located in Knox or Laurel Counties, Kentucky, USA. The Company has first refusal rights to participate in up to 21 future wells, which expired in October, 2007. The Ken Lee well commenced production in June, 2006; the Elvis Farrell well commenced production in August, 2006; and the Clarence Bright well commenced production in December, 2006.

On April 7, 2008, we entered into an agreement with IAS purchase a further interest in the three Kentucky gas wells. In consideration, we paid a deposit of $25,000 with the balance to be determined following the preparation of an independent valuation report by a qualified petroleum geologist. All revenues from these wells will be received by Teryl upon execution of this agreement.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS.

Our financial statements included in this 20-F for the years ended May 31, 2008, 2007, and 2006 were audited by Morgan & Company, Chartered Accountants as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

I. SUBSIDIARY INFORMATION.

We hold a 100% interest Teryl, Inc., a private Delaware corporation. Teryl, Inc., a wholly-owned subsidiary of Teryl Resources Corp., was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, which holds the Alaska mineral property interests and Texas and Kentucky oil and gas well interests.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B. USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President (our principal executive officer), and the Chief Financial Officer (our principal financial officer), of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report (the “evaluation date”). Based upon the evaluation of the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report, our President and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Additionally, our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our President, and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended February 29, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our President and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of the evaluation date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of the evaluation date.

There were no changes in the Company’s internal controls that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee due to our relatively small size. In 2008, we had no employees and we relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our interim unaudited quarterly consolidated financial statements. Also, we retained the audit services of Morgan & Company, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B. CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2008.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2008 Fiscal Year	2007 Fiscal Year
(a) Audit Fees	$35,000	$30,500
(b) Audit-related Fees	$Nil	$7,500
(c) Tax Fees	$Nil	$Nil
(d) All Other Fees	$Nil	$Nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public. Currently the members are Jennifer Lorette, Monique van Oord and Susanne Robertson. Upon recommendation of our Audit Committee, our board of directors appointed Morgan and Company, Chartered Accountants as our principal accountant to audit our consolidated financial statements for the fiscal year ended May 31, 2008, which was ratified by our shareholders on October 30, 2007.

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

Audit Fees
The aggregate fees billed by Morgan and Company, Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended May 31, 2008 and 2007 were $35,000 and $30,500, respectively. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2008 and 2007 was 100%.

Audit Related Fees
The aggregate fees billed for assurance and related services by Morgan and Company, Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal years ended May 31, 2008 and 2007, which are not reported under the heading "Audit Fees" above, were $Nil and $7,500, respectively. Had there been any Audit Related Fees incurred during fiscal 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services. The percentage of Audit Related Fees pre-approved by our Audit Committee during fiscal 2008 was 100%.

Tax Fees
For the fiscal years ended May 31, 2008 and 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan and Company, Chartered Accountants, as applicable, were $Nil and $Nil, respectively. Had there been any Tax Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

All Other Fees
For the fiscal years ended May 31, 2008 and 2007, the aggregate fees billed by Morgan and Company, Chartered Accountants, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively. Had there been any Other Fees incurred during fiscal 2008 and 2007, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No disclosure required.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)

1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)
1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002 – Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement – August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
4.10	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated May 18, 2006	(8)
4.11	Mineral Property Agreement between Teryl Resources Corp. and Frederic & John Rothermel - Gold Hill Property – June 10, 2006	(8)
4.12	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated April 7, 2008	(9)
8.1	List of Subsidiaries – Teryl, Inc. (a Delaware corporation)	(8)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(9)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(9)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(9)
15.1	Consent of Morgan & Company	(9)

(1)	incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on December 29, 2000 with the US Securities and Exchange Commission
(2)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2000.
(3)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2002
(4)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2003
(5)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2004
(6)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2005

(7)	incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2006
(8)	incorporated by reference to the Registrant’s Registration Statement and Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed on October 22, 2007.
(9)	attached hereto.

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

SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

TERYL RESOURCES CORP.
REGISTRANT

Dated: November 25, 2008	By:	/s/ John G. Robertson
John G. Robertso.n
President/Director

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for each of the years in the three-year period ended May 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

September 26, 2008	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated September 26, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

September 26, 2008	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	MAY 31
	2008	2007

ASSETS
Current
Cash	$215,294	$2,947
Amounts receivable	31,665	12,515
Prepaid expenses	30,312	6,773
	277,271	22,235
Advances To Related Parties (Note 8)	64,201	1
Investments (Note 4)	2,208	4,026
Equipment (Note 5)	13,283	17,269
Oil And Gas Well Interests (Note 6)	-	287,936
Mineral Property Interests (Note 7)	196,855	231,086
Deferred Exploration Expenditures (Note 7)	2,932,238	2,999,743

	$3,486,056	$3,562,296

LIABILITIES
Current
Accounts payable and accrued liabilities	$107,364	$128,098
Advances from related parties (Note 8)	92,070	172,181
	199,434	300,279
SHAREHOLDERS’ EQUITY

Share Capital (Note 9)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par
value
Issued and outstanding:
49,587,528 (2007 – 40,862,528) common shares	12,031,827	10,839,258

Subscriptions Received	-	70,000
Contributed Surplus	332,404	285,754
Accumulated Other Comprehensive Loss	(1,818)	-
Deficit	(9,075,791)	(7,932,995)
	3,286,622	3,262,017

	$3,486,056	$3,562,296

Approved on Behalf of the Board of Directors:

“J. Robertson”	“J. Lorette”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2008	2007	2006

Revenue
Oil and gas income	$30,749	$33,714	$27,154

Expenses
Amortization	3,987	4,547	6,847
Depletion of oil and gas wells	-	24,243	-
Filing and regulatory fees	58,530	18,961	24,353
Foreign exchange loss (gain)	2,678	(74)	4,687
Management and directors’ fees	76,284	75,396	74,440
Office and sundry	27,795	21,252	14,756
Office rent and utilities	13,325	10,171	5,737
Oil and gas production, royalties and other	10,917	6,442	12,605
Professional fees	89,476	87,395	39,808
Publicity, promotion and investor relations	203,580	110,525	117,256
Secretarial and employee benefits	24,630	38,083	33,578
Stock based compensation	21,311	66,300	6,242
Telephone	11,560	8,417	6,207
Transfer agent fees	8,959	5,894	6,830
Travel, auto and entertainment	35,725	11,193	25,128
	588,757	488,745	378,474

Operating Loss	(558,008)	(455,031)	(351,320)

Other Income (Expenses)
Interest income	3,426	613	3,079
Interest expense	(842)	(741)	(14,704)
Oil and gas wells written off	(313,483)	-	-
Mineral properties written off	(60,705)	(9,381)	(29,161)
Exploration expenditures written off	(213,184)	(1,000)	(38,540)
	(584,788)	(10,509)	(79,326)

Net Loss For The Year	(1,142,796)	(465,540)	(430,646)

Unrealized Losses On Available-For-Sale
Investments	(649)	-	-

Comprehensive Loss For The Year	$(1,143,445)	$(465,540)	$(430,646)

Loss Per Share, Basic and diluted	$(0.03)	$(0.01)	$(0.01)

Weighted Average Number Of Common
Shares Outstanding, Basic and diluted	44,538,405	39,663,029	36,889,399

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED MAY 31
	2008	2007	2006

Cash Flows From Operating Activities
Revenue receipts	$28,205	$30,495	$27,343
Receipt of interest income	3,426	613	3,079
Refunds of Goods and Services Tax	-	13,614	10,201
Payment of interest on debenture	-	-	(26,749)
Payments to suppliers for goods and
services	(559,350)	(255,565)	(404,366)
	(527,719)	(210,843)	(390,492)

Cash Flows From Financing Activities
Share capital issued for cash, net	1,147,908	199,151	671,250
Repayment of debenture	-	-	(150,000)
Related party advances (repayments)	(144,311)	95,765	26,956
	1,003,597	294,916	548,206

Cash Flows From Investing Activities
Exploration expenditures	(211,509)	(41,624)	(163,320)
Purchase of mineral property interests	(26,474)	(34,231)	-
Purchase of equipment	-	(5,773)	-
Purchase of oil and gas well interests	(25,548)	(209,134)	(103,045)
	(263,531)	(290,762)	(266,365)

Increase (Decrease) In Cash For The Year	212,347	(206,689)	(108,651)

Cash, Beginning Of Year	2,947	209,636	318,287

Cash, End Of Year	$215,294	$2,947	$209,636

Non-Cash Financing And Investing Activities
Shares issued for mineral properties	$-	$16,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Stated in Canadian Dollars)

					ACCUMULATED
					OTHER
	SHARE CAPITAL		SUBSCRIPTIONS	CONTRIBUTED	COMPREHENSIVE
	NUMBER	AMOUNT	RECEIVED	SURPLUS	LOSS	DEFICIT	TOTAL

Balance, May 31, 2005	36,777,688	$9,944,335	$69,972	$175,935	$-	$(7,036,809)	$3,153,433

Stock options exercised	37,500	7,500	-	-	-	-	7,500
Fair value of stock options
exercised	-	12,776	-	(12,776)	-	-	-
Warrants exercised	5,000	1,750	-	-	-	-	1,750
Private placements	2,648,000	662,000	-	-	-	-	662,000
Share issue costs	-	(4,254)	-	-	-	-	(4,254)
Stock based compensation	-	-	-	6,242	-	-	6,242
Net loss for the year	-	-	-	-	-	(430,646)	(430,646)

Balance, May 31, 2006	39,468,188	10,624,107	69,972	169,401	-	(7,467,455)	3,396,025

Shares issued for mineral
properties	100,000	16,000	-	-	-	-	16,000
Warrants exercised	100,000	20,000	-	-	-	-	20,000
Private placements	1,194,340	179,151	-	-	-	-	179,151
Stock based compensation	-	-	-	116,353	-	-	116,353
Foreign exchange adjustments
on subscriptions received	-	-	28	-	-	-	28
Net loss for the year	-	-	-	-	-	(465,540)	(465,540)

Balance, May 31, 2007	40,862,528	10,839,258	70,000	285,754	-	(7,932,995)	3,262,017

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

YEARS ENDED MAY 31, 2008, 2007 AND 2006
(Stated in Canadian Dollars)

					ACCUMULATED
					OTHER
	SHARE CAPITAL		SUBSCRIPTIONS	CONTRIBUTED	COMPREHENSIVE
	NUMBER	AMOUNT	RECEIVED	SURPLUS	LOSS	DEFICIT	TOTAL

Balance, May 31, 2007	40,862,528	$10,839,258	$70,000	$285,754	$-	$(7,932,995)	$3,262,017

Revaluation of investments to
market value at June 1, 2007	-	-	-	-	(1,169)	-	(1,169)
Unrealized losses on available-
for-sale investments	-	-	-	-	(649)	-	(649)
Subscriptions refunded	-	-	(70,000)	-	-	-	(70,000)
Stock options exercised	10,000	1,500	-	-	-	-	1,500
Private placements	8,715,000	1,307,250	-	-	-	-	1,307,250
Share issue costs	-	(90,842)	-	-	-	-	(90,842)
Stock based compensation	-	-	-	21,311	-	-	21,311
Fair value of broker’s warrants
issued	-	(25,339)	-	25,339	-	-	-
Net loss for the year	-	-	-	-	-	(1,142,796)	(1,142,796)

Balance, May 31, 2008	49,587,528	$12,031,827	$-	$332,404	$(1,818)	$(9,075,791)	$3,286,622

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration on the properties. It also acquires oil and gas property interests and participates in drilling wells. Recoverability of the amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $1,142,796 in the year ended May 31, 2008 (2007 - $465,540; 2006 - $430,646). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES

	a)	Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income

Effective June 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, prospectively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES (Continued)

	a)	Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income (Continued)

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available- for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash as held-for- trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. Investments are classified as available-for-sale, which are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

	b)	Financial Instruments - Disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective May 31, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

2.	RECENTLY ADOPTED CANADIAN ACCOUNTING POLICIES (Continued)

	c)	Accounting Changes

Section 1506, Accounting Changes, establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

	d)	Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective May 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

	e)	Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. This new section will be effective for the Company beginning June 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES

	a)	Consolidation

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	c)	Accounting for Oil and Gas Well Interests (Continued)

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	f)	Foreign Exchange Translations

The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:

		i)	Monetary items at the rate prevailing at the balance sheet date.
		ii)	Non-monetary items at the historical exchange rate.
		iii)	Revenue and expense at the average rates in effect during the year.

Gains or losses arising from translation are included in the consolidated statements of operations.

	g)	Investments

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available-for-sale with unrealized gains and losses included in other comprehensive income (loss). All realized gains and losses are recognized in net income (loss) in the period of disposition.

	h)	Vesting of Stock Options

All options granted by the Company under the stock option plan have the following exercise schedule:

		i)	First exercise – 25% at any time during the term of the option;
		ii)	Second exercise – 25% any time after 90 days from the date of First exercise;
		iii)	Third exercise – 25% any time after 90 days from the date of Second exercise; and
		iv)	Final exercise – 25% any time after 90 days from the date of Third exercise.

The options expire sixty months from the date of grant unless otherwise specified.

	i)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes, whereby future income tax assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values, using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance, which is recorded against any future income tax asset, if it is more likely that not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2008, 2007 and 2006 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

	m)	Fair Value of Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued. Warrants issued to brokers are evaluated by using the Black- Scholes model.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

3.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

	n)	Asset Impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its oil and gas well, and mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	o)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. As at May 31, 2008 and 2007, the Company did not have any asset retirement obligations.

	p)	Variable Interest Entities

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

	q)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

4.	INVESTMENTS

At May 31, 2008 and 2007, the Company owned 15,880 common shares of Linux Gold Corp., a public company listed on U.S. Stock Exchanges. The investment is carried at a market value of $2,208 (2007 – carried at cost of $4,026; market value - $2,856).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

5.	EQUIPMENT

	2008	2007

Furniture and fixtures, at cost	$27,010	$27,010
Less: Accumulated amortization	(17,456)	(15,068)
	9,554	11,942

Automotive equipment, at cost	15,531	15,531
Less: Accumulated amortization	(11,802)	(10,204)
	3,729	5,327

	$13,283	$17,269

6.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carrying costs of these wells have been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All three wells are located in Knox or Laurel Counties, Kentucky, USA. The three wells commenced production late in 2006.

During 2008, the Company wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS (Continued)

	2008	2007

Ken Lee #1, at cost	$-	$103,045
Less: Accumulated depletion	-	(10,305)
	-	92,740

Elvis Farris #2, at cost	-	104,461
Less: Accumulated depletion	-	(8,705)
	-	95,756

Clarence Bright #1, at cost	-	104,673
Less: Accumulated depletion	-	(5,233)
	-	99,440

	$-	$287,936

7.	MINERAL PROPERTY INTERESTS

	BALANCE			BALANCE
	MAY 31		WRITE-	MAY 31
	2007	ADDITIONS	OFFS	2008

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	49,538	-	-	49,538
Gold Hill	34,231	26,474	(60,705)	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	$231,086	$26,474	$(60,705)	$196,855

	BALANCE			BALANCE
	MAY 31		WRITE-	MAY 31
	2006	ADDITIONS	OFFS	2007

Property acquisition costs
Silverknife	$1	$-	$-	$1
Fish Creek	33,538	16,000	-	49,538
Gold Hill	-	34,231	-	34,231
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Stepovich Lease	9,381	-	(9,381)	-

	$190,236	$50,231	$(9,381)	$231,086

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	a)	Silverknife, Laird, BC, Canada

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

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2009. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US.

	c)	Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

		a)	$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

		b)	$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made),

		c)	complete a $50,000 US first phase exploration program conducted by the Vendors,

		d)	$250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US). The Company elected to terminate its agreement with the Vendors at the year-end as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

	d)	West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (48 claims, approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company has been conducting an exploration program over the past few years.

	e)	Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $171,720 ($150,000 US). Under this agreement, Fort Knox Venture paid the Company a total of $164,279 ($143,500 US) and contributed $686,880 ($600,000 US) to fund approved programs and budgets earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc., has been doing exploration work on this property during the 2006 year. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $111,127 ($98,916 US) in the May, 2006 year. No expenditures were made during the May, 2007 and 2008 year-end.

	f)	Stepovich Lease, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease. These claims were written off in 2007 since there was no potential economic value.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued) Deferred Exploration Expenditures

	2008	2007

Fish Creek Claims
Geophysical survey	$1,876	$11,041
Insurance, lease, property tax and assays	316	2,405
	2,192	13,446

Gold Hill Claims
Assays and reports	16,714	1,629
Drilling and roads	175,569	-
Geophysical and geological survey	-	15,702
Travel, maps and rent	1,950	1,619
	194,233	18,950

West Ridge Claims
Geophysical survey	8,932	1,948
Rent assessment	6,152	7,280
	15,084	9,228

Exploration expenditures for the year	211,509	41,624

Exploration expenditures invoiced or written off
Invoiced to joint venture partner	(65,830)	-
Written off – terminated, abandoned or inactive
claims	(213,184)	(1,000)

	(67,505)	40,624

Exploration expenditures, beginning of year	2,999,743	2,959,119

Exploration expenditures, end of year	$2,932,238	$2,999,743

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

8.	ADVANCES TO/FROM RELATED PARTIES

Advances to related parties:

	2008	2007

International Diamond Syndicate Ltd.	$1	$1
Linux Gold, Inc.	60,915	-
Reg Technologies Inc.	3,285	-

	$64,201	$1

Advances from related parties:

	2008	2007

IAS Energy, Inc.	$1,317	$11,268
Information-Highway.com, Inc.	24,146	-
JGR Petroleum, Inc.	24,456	44,564
Linux Gold, Inc.	-	52,580
Rainbow Networks Inc.	23,227	25,464
Reg Technologies Inc.	-	3,285
REGI US, Inc.	428	-
SMR Investments Ltd.	18,496	35,020

	$92,070	$172,181

Advances to/from related parties (companies with common directors) bear no interest and have no fixed repayment terms.

9.	SHARE CAPITAL

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

On April 7, 2007, the Company issued 1,194,340 units of capital stock pursuant to a Private Placement with 4 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share.

On May 23, 2007, an individual exercised warrants for 100,000 shares at a price of $0.20 per share.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable for $0.20 per share and in the first year and $0.25 per share in the second year.

On February 14, 2008, an employee exercised stock options for 10,000 shares at a price of $0.15 per share.

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within one year for $0.20 per share. 238,400 broker’s share purchase warrants were issued as commissions valued at $25,339, which has been recorded in contributed surplus on the balance sheet. The broker’s warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.84%, dividend yield of nil, volatility of 99.05%, and expected life of 1 year.

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

On May 8, 2007, approval was granted to reprice 50,000 employees’ stock options from $0.40 to $0.15 and extend the exercise date from December 16, 2007 to April 24, 2012; and 50,000 directors’ stock options were repriced from $0.35 to $0.15 with the exercise date unchanged.

On June 30, 2007, 250,000 stock options expired unexercised.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of $0.22 per share for five years.

On January 25, 2008, the Company entered into an investor relations agreement with KCrew Communications Inc. (“KCrew”) for three months at $8,500 per month. The Company granted KCrew stock options to purchase up to 300,000 common shares at a price of $0.15, which expired May 25, 2008.

On March 4, 2008, a consultant’s stock options for 75,000 common shares at a price of $0.40 expired unexercised, and were replaced on March 10, 2008 with stock options for 75,000 common shares at a price of $0.21, expiring March 10, 2013.

During the year ended May 31, 2008 and 2007, the Company had the following stock option activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	OPTIONS	PRICE

Balance, May 31, 2006	2,177,500	$0.21

Granted	1,900,000	0.17
Expired	(1,590,000)	0.15

Balance, May 31, 2007	2,487,500	0.21

Granted	400,000	0.17
Exercised	(10,000)	0.15
Expired	(625,000)	0.23

Balance, May 31, 2008	2,252,500	$0.20

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

During the year ended May 31, 2008 and 2007, the Company had the following warrant activities:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	WARRANTS	PRICE

Balance, May 31, 2006	1,324,000	$0.30

Issued	1,194,340	0.20
Exercised	(100,000)	0.20

Balance, May 31, 2007	2,418,340	0.28

Issued	8,953,400	0.20
Expired	(2,418,340)	0.28

Balance, May 31, 2008	8,953,400	$0.20

Outstanding Commitments to Issue Shares

At May 31, 2008, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER		EXPIRY
COMMITMENT	OF SHARES	PRICE	DATE

Private placement warrants	2,715,000	$ 0.20/0.25	August 30, 2008/2009
Private placement warrants	6,238,400	$ 0.20	February 22, 2009
Consultants’ options	112,500	$ 0.20	October 20, 2008
Consultants’ options	300,000	$ 0.45	November 13, 2008
Directors’ options	40,000	$ 0.15	March 5, 2009
Consultants’ option	25,000	$ 0.15	June 11, 2011
Employees’ option	25,000	$ 0.18	November 2, 2011
Directors’/Employees’ options	1,650,000	$ 0.15	April 24, 2012
Employees’ option	25,000	$ 0.22	November 7, 2012
Consultants’ option	75,000	$ 0.21	March 10, 2013

	11,205,900

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

Outstanding Commitments to Issue Shares (Continued)

The following table summarizes information about stock options outstanding at May 31, 2008:

		WEIGHTED
	NUMBER	AVERAGE	NUMBER
	OF	REMAINING	OF
EXERCISE	OPTIONS	CONTRACTUAL	OPTIONS
PRICE	OUTSTANDING	LIFE (YEARS)	EXERCISABLE

$ 0.20	112,500	0.39	37,500
0.45	300,000	0.45	75,000
0.18	25,000	3.42	6,250
0.15	1,715,000	3.82	431,250
0.22	25,000	4.44	6,250
0.21	75,000	4.78	18,750

$ 0.19	2,252,500	3.23	575,000

Stock Based Compensation Expense

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

	2008	2007	2006

Expected volatility	126%	130%	52%
Weighted average risk-free interest rate	2.47%	4.11%	3.40%
Expected life	1.50 years	4.73 years	1.00 year

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

10.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s Canadian future tax assets as of May 31 are as follows:

	2008	2007

Non-capital losses carry forwards	$818,000	$838,000
Equipment	14,000	17,000
Resource deductions	306,000	482,000
Share issue costs	20,000	5,000
	1,158,000	1,342,000
Valuation allowance	(1,158,000)	(1,342,000)

Future income tax asset	$-	$-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2008	2007

Statutory tax rate	33%	34%

Income tax recovery at statutory rate	$(291,000)	$(158,000)
Permanent differences and other	8,000	46,000
Effect of change in tax rate	38,000	-
Tax benefits not recognized	245,000	112,000

	$-	$-

The Company has Canadian non-capital losses of approximately $3,145,000 (2007 - $2,589,000), which expire over the years 2009 to 2028. The Company also has cumulative exploration expenses in the amount of $1,338,000 (2007 - $1,376,000) in Canada, which can be carried forward indefinitely.

11.	COMMITMENTS

On December 7, 2007, the Company entered into a consulting agreement with Renmark Financial Communications to provide investor relations services from December 2007 to November 2008. The fees are $6,000 per month from December 2007 to May 2008, and $7,500 per month from June to November 2008, subject to regulatory approval.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the current year (2007 - $30,000; 2006 - $30,000). As of May 31, 2008, $42,258 (2007 - $30,000) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

During the year, director’s fees of $15,500 (2007 - $12,000; 2006 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $13,500 (2007 - $24,000; 2006 - $19,000) were paid to J. Lorette, a director of the Company and secretarial fees of $5,700 (2007 - $15,000; 2006 - $19,550) were paid to M. van Oord, a director of the Company. As of May 31, 2008, $Nil (2007 - $4,019) was receivable from J. Robertson to the Company, and the amount was included in amounts receivable.

During the year, fees of $6,508 (2007 - $9,396; 2006 - $6,770) were paid to KLR Petroleum Ltd., which is controlled by an officer of the Company who has significant influence on its affairs, for administration of the Company’s payroll and benefit plan.

Office rent of $12,872 (2007 - $15,018; 2006 - $17,040) was paid to Linux Gold, Inc. for the year ended May 31, 2008. As of May 31, 2008, $Nil (2007 - $2,856) was receivable from REGI US, Inc. to the Company, and the amount was included in amounts receivable.

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

MAY 31, 2008 AND 2007
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

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term. The Company has determined that there were no material differences in the measurement and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2008, 2007, and 2006.

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

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2008, 2007 and 2006.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	d)	Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share-Based Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The Company has a stock-based compensation plan which is described in Note 9. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2008, 2007 and 2006.

	e)	Marketable Securities and Investments

Under Canadian GAAP, for the years ended May 31, 2007 and 2006, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long- term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the year ended May 31, 2008, the Company adopted the provisions of CICA HB 3855 “Financial Instruments – Recognition and Measurement” and CICA HB 1530 “Comprehensive Income”, which are similar to the requirements of US GAAP.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	e)	Marketable Securities and Investments (Continued)

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under the newly adopted accounting policies under Canadian GAAP, as described in Note 2(a), and under US GAAP, the Company’s investments are classified as available-for-sale securities.

	f)	Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	f)	Recent Accounting Pronouncements (Continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities – an Amendment of ARB No. 51”. This statement amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	f)	Recent Accounting Pronouncements (Continued)

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2008
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$277,271	$-	$277,271
Advances to related parties	64,201	-	64,201
Investments (Note 14(e))	2,208	-	2,208
Equipment	13,283	-	13,283
Oil and gas well interests (Note 14(a))	-	-	-
Mineral property interests (Note 14(b))	196,855	-	196,855
Deferred exploration expenditures (Note 14(b))	2,932,238	(2,932,238)	-

	$3,486,056	$(2,932,238)	$553,818

Current liabilities	$199,434	$-	$199,434
Shareholders’ equity	3,286,622	(2,932,238)	354,384

	$3,486,056	$(2,932,238)	$553,818

		2007
	BALANCE		BALANCE
	CANADIAN		US
	GAAP	ADJUSTMENTS	GAAP

Current assets	$22,235	$-	$22,235
Advances to related parties	1	-	1
Investments (Note 14(e))	4,026	(1,170)	2,856
Equipment	17,269	-	17,269
Oil and gas well interests (Note 14(a))	287,936	-	287,936
Mineral property interests (Note 14(b))	231,086	-	231,086
Deferred exploration expenditures (Note 14(b))	2,999,743	(2,999,743)	-

	$3,562,296	$(3,000,913)	$561,383

Current liabilities	$300,279	$-	$300,279
Shareholders’ equity	3,262,017	(3,000,913)	261,104

	$3,562,296	$(3,000,913)	$561,383

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and deficit would be as follows:

	2008	2007	2006

Net loss for the year, Canadian GAAP	$(1,142,796)	$(465,540)	$(430,646)

Adjustment:
Deferred exploration costs
(Note 14(b))	67,505	(40,624)	(216,058)

Net loss for the year, US GAAP	$(1,075,291)	$(506,164)	$(646,704)

Basic and diluted loss per share, US GAAP	$(0.02)	$(0.01)	$(0.02)

Weighted average number of common
shares outstanding, basic and diluted	44,538,405	39,663,029	36,889,399

The Company’s comprehensive loss is comprised as follows:

	2008	2007	2006

Net loss for the year, US GAAP	$(1,075,291)	$(506,164)	$(646,704)

Change in net unrealized (losses) gains on
available-for-sale investments (Note 14(e))	(649)	(1,170)	3,321

Comprehensive loss	$(1,075,940)	$(507,334)	$(643,383)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008 AND 2007
(Stated in Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2008	2007	2006

Cash flows used in operating activities, Canadian
GAAP	$(527,719)	$(210,843)	$(390,492)
Adjustment:
Exploration expenditures (Note 14(b))	(211,509)	(41,624)	(163,320)

Cash flows used in operating activities, US GAAP	(739,228)	(252,467)	(553,812)

Cash flows provided by financing activities,
Canadian and US GAAP	1,003,597	294,916	548,206

Cash flows used in investing activities, Canadian
GAAP	(263,531)	(290,762)	(266,365)
Adjustment:
Exploration expenditures (Note 14(b))	211,509	41,624	163,320

Cash flows used in investing activities, US GAAP	(52,022)	(249,138)	(103,045)

Increase (Decrease) in cash	212,347	(206,689)	(108,651)

Cash, beginning of year	2,947	209,636	318,287

Cash, end of year	$215,294	$2,947	$209,636