Form 20-F
period 2009-05-31
TERYL RESOURCES CORP
filed 2009-12-15
CIK 1109313

United States Securities and Exchange Commission

Washington, D.C. 20549

_________________________________________________

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – For the fiscal year ended May 31, 2009

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

John Robertson, President, jr@ihiway.com

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
Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated file [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17. ☒   Item 18. ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):  Yes  ☐    No   ☒

TABLE OF CONTENTS

INTRODUCTION	5
PART I	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3. KEY INFORMATION	6
A. SELECTED FINANCIAL DATA	6
B. CAPITALIZATION AND INDEBTEDNESS	8
C. REASON FOR THE OFFER AND USE OF PROCEEDS	8
D. RISK FACTORS	8
ITEM 4. INFORMATION ON THE COMPANY	14
A. HISTORY AND DEVELOPMENT	14
B. BUSINESS OVERVIEW	15
C. ORGANIZATIONAL STRUCTURE	18
D. PROPERTY, PLANT AND EQUIPMENT	18
ITEM 4A. UNRESOLVED STAFF COMMENTS	29
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A. OPERATING RESULTS	30
B. LIQUIDITY AND CAPITAL RESOURCES	32
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	34
D. TREND INFORMATION	34
E. OFF-BALANCE SHEET ARRANGEMENTS	34
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	35
G. SAFE HARBOR	36
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A. DIRECTORS AND SENIOR MANAGEMENT	36
B. COMPENSATION	38
C. BOARD PRACTICES	44
D. EMPLOYEES	45
E. SHARE OWNERSHIP	45
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A. MAJOR SHAREHOLDERS	46
B. RELATED PARTY TRANSACTIONS	46
C. INTERESTS OF EXPERTS AND COUNSEL	47
ITEM 8. FINANCIAL INFORMATION	47
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	47
B. SIGNIFICANT CHANGES	48
ITEM 9. THE OFFER AND LISTING	48
A. OFFER AND LISTING DETAILS	48
B. PLAN OF DISTRIBUTION	50
C. MARKETS	50
D. SELLING SHAREHOLDERS	50
E. DILUTION	50
F. EXPENSES OF THE ISSUE	50
ITEM 10. ADDITIONAL INFORMATION	50
A. SHARE CAPITAL	50
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	50
C. MATERIAL CONTRACTS	51
D. EXCHANGE CONTROLS	52
E. TAXATION	52
F. DIVIDENDS AND PAYING AGENTS	53
G. STATEMENT BY EXPERTS	53
H. DOCUMENTS ON DISPLAY	53
I. SUBSIDIARY INFORMATION	53
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	53
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	53
PART II	54
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	54

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

BUSINESS OF TERYL RESOURCES CORP.

We make expenditures on acquiring mineral properties and carrying out exploration work. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures are dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing (see Item 3.D. Risk Factors). The Company has incurred a loss of $454,573 in the year ended May 31, 2009 (2008 - $1,142,796; 2007 - $465,540). These consolidated financial statements do not include adjustments that would be necessary should it be determined that we may be unable to continue as a going concern.

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Our selected financial data for Fiscal 2009, and 2008 ended May 31st was derived from our financial statements that have been audited by Morgan & Company Chartered Accountants, as indicated in their audit reports.  Morgan & Company is a member of the Canadian Institute of Chartered Accountants.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the 20-F.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in Note 15 to our audited financial statements for the year ended May 31, 2009 and in Note 14 for the year ended May31, 2008.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At November 18, 2009, US$1.00 was equal to approximately CDN $1.05.

The following represents our selected financial data for each of the past five fiscal years, ending on May 31. The data presented is prepared in accordance with Canadian generally accepted accounting principles, and reconciliation of the data to U.S. GAAP:

Fiscal Years Ended May 31

	May 31, 2009	May 31, 2008	May 31, 2007	May 31, 2006	May 31, 2005

CANADIAN GAAP
Revenue	$Nil	$Nil	$Nil	$27,154	$ 28,307
Income (Loss) for the Period	$(454,573)	$(1,142,796)	$(465,540)	$ (430,646)	$ (515,740)
Basic Income (Loss) Per Share	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$ (0.01)
Dividends Per Share	$Nil	$Nil	$Nil	$Nil	$Nil
Weighted Average. Shares	49,587,528	44,538,405	39,663,029	36,889,399	34,436,365
Period-end Shares (#)	49,587,528	49,587,528	40,862,528	39,468,188	36,777,688
Working Capital	$(393,518)	$77,837	$(278,043)	$123,556	$138,460
Mineral Properties	$196,855	$196,855	$231,086	$190,236	$219,397
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$12,030,233	$12,031,827	$10,839,258	$10,624,107	$9,944,335
Retained Earnings (Deficit)	$(9,530,364)	$(9,075,791)	$(7,932,995)	$(7,467,455)	$(7,036,809)
Total Assets	$3,374,985	$3,486,056	$3,562,295	$3,494,763	$3,409,709
U.S GAAP (2)
Net Loss (1)	$(574,814)	$(1,075,291)	$(506,164)	$(646,704)	$(756,744)
Loss Per Share	$(0.01)	$(0.02)	$(0.01)	$(0.02)	$(0.02)
Mineral Properties (3)	$196,855	$196,855	$231,086	$190,236	$219,397
Shareholders’ Equity (Deficiency)	$(95,014)	$354,384	$261,104	$440,227	$408,838
Total Assets	$322,506	$553,818	$561,382	$538,965	$665,114
Long-Term Debt	$Nil	$Nil	$Nil	$Nil	$Nil
Capital Stock	$12,030,233	$12,031,827	$10,839,258	$10,624,107	$9,944,335

(1) Cumulative Net Loss since incorporation through May 31, 2009 under US GAAP was $12,125,247 approximately.

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

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this 20-F are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 0.9123 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 31, 2009. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On November 18, 2009, the Noon Buying Rate was CDN$1.05 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
October	2009	1.0845	1.0292
September	2009	1.1065	1.0613
August	2009	1.1079	1.0686
July	2009	1.1655	1.079
June	2009	1.1625	1.0827
May	2009	1.1872	1.0961

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Average (CAD $)	Low/High (CAD$)	May 31 (CAD $)
2009	1.1571	1.0013/1.30	1.05
2008	1.0142	0.9168/1.0754	0.9938
2007	1.1362	1.1852/1.0701	1.0701
2006	1.1738	1.0989/1.2578	1.1027
2005	1.2602	1.1775/1.3772	1.2512

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

As noted in our audited consolidated financial statements for the year ended May 31, 2009, we have incurred significant operating losses and have an accumulated deficit of $9,530,364 at May 31, 2009. We also had a working capital deficit of $393,518 as at May 31, 2009, which is not sufficient to achieve our planned business objectives. Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to meet our liabilities as they become payable and satisfy working capital and operating needs (see Item 5.B. Liquidity and Capital Resources).

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

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with the Company.  We entered into an agreement with Linux Gold Corp. whereby the Company could earn up to 50% of the Fish Creek claim (see Item 4.D.).  In addition, Mrs. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd., which, together, hold approximately 15.75% of the Common Shares of the Company (see the biographical sketches of our directors and officers at Item 6.A, and Share Ownership at Item 6.E).  Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time (see Item 7.B.).  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA.  The Board has resolved that any transaction involving a related party to the Company is required to be reviewed and approved by the Company’s Audit Committee.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

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

The exploration and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves, or whether any of the Company’s exploration stage properties can be brought into production. Few properties that are explored are ultimately developed into producing mines. At present, none of our properties have defined ore bodies with reserves and resources, and our proposed exploration programs are an exploratory search for ore.  Whether an ore body will become commercially viable depends on many factors, including: the characteristics of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

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

There is only a limited public market for our common shares on the TSX Venture Exchange and the OTC Bulletin Board, and there is a risk that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained. The market price for the common shares on the TSX Venture Exchange and the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments. Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

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

Our directors, officers and their related companies collectively own approximately 20.27%  of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders. These principal shareholders, including members of our board of directors, officers and entities affiliated with members of our directors and officers, will own more than 20% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions.  This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders (see Items 6.A. and 7.A.).

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

The Company’s corporate offices and its registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996.  Since our inception and during the three fiscal years ending in May 2009, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska. All of our mineral properties are in the exploration stage. We are currently in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical in an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

Capital Expenditures

Fiscal Year

Fiscal 2005	$ 39,686 (1)
Fiscal 2006	$ 103,045 (2)
Fiscal 2007	$ 249,138 (3)
Fiscal 2008	$ 52,021 (4)
Fiscal 2009	$Nil

(1)

This expenditure is related to the purchase of mineral properties for $22,602 and automotive and office equipment for $17,084.

(2)

This expenditure is related to the purchase gas well interests. For US GAAP this amount is expensed.

(3)

This expenditure consists of $34,231 for the purchase of mineral properties; $5,773 for the purchase of office equipment and $209,134 for the purchase of gas well interests.  For US GAAP the amount for gas well purchases is expensed.

(4)

This expenditure consists of $26,474 for the purchase of mineral properties and $25,547 for the purchase of oil and gas well interests.

Accumulated expenditures for the Mineral properties to May 31, 2009 (CDN $):

Expense ($)	Gil Property	West Ridge Property	Black Dome (1)	Fish Creek (2)	Gold Hill
Geology	1,299,592	246,850	Nil	53,113	15,702
Drilling and Trenching	889,331	Nil	Nil	62,306	175,569
Geophysics	Nil	360,045	Nil	13,674	Nil
Admin.	Nil	39,264	Nil	14,670	1,950
Tech. Anal.	7,383	6,789	Nil	20,569	19,962
Acquisition Costs	31,127	116,189	Nil	49,538	Nil

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

We will seek equity financing to provide working capital and to meet exploration commitments on all our properties. During the fiscal year ended May 31, 2009, we raised $nil through the sale of equity securities (May 31, 2008 $1,147,908).

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

West Ridge Claims

The West Ridge Property is made up of 53 State mining claims held by the Company north of Fairbanks, Alaska, a distance of 22 miles by road.  The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2009 and 2008.

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

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2010. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US (see Item 4.D. for complete details of exploration and development of this property).

Gold Hill Claims

The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The Company has staked 8 claims in Arizona (Cochise County)(see Item 4.D. for complete details of exploration and development of this property).

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky

On April 7, 2008, the Company entered into an agreement with IAS Energy, Inc., a company with common directors, to purchase 40% the remaining interest (subject to 40% net revenue interests to others), in the three gas wells located in Knox and Laurel Counties, Kentucky: the Ken Lee #1 (May 18/06) natural gas well for $103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US).

In consideration, the Company received an initial payment of $25,000 and the balance was to be determined after an independent valuation report prepared by a qualified petroleum geologist.  Subsequent to the fiscal year ended May 31, 2008, both parties agreed to indefinitely suspend the agreement due to the difficulty of obtaining an independent valuation report due to the vertical fracture of the wells.  As such, the $25,000 paid to IAS will be applied against future revenue until the balance is fully depleted.

As there has been no determination as to the gas reserves done on any of the wells, the wells were being depleted straight-line over 10 years, which is their estimated pay-out term. However, due to new reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

The new operator, Young Oil and Gas, has gone into receivership.

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

Seasonality

Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November (see page 9 Risk Factors).

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The annual rent for its portion of this 2,200 square foot space paid during 2009 was $15,471 (2008 - $12,872) which was paid to Linux Gold Corp for the year ended May 31, 2009. We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Mineral Properties

The following are descriptions of our material mineral properties.

GIL PROPERTY

Joint Venture, Project Description and Location

The Issuer and Kinross entered into a Joint Venture in 1989, whereby the Issuer owns a 20% interest in the Gil Mineral Claims with its Joint Venture partner, Kinross, with Kinross owning the other 80% of the claims and acts as operator of the project (see page 15, summary “Gil Mineral Claims”).

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

No expenditures or annual exploration expenses were incurred by the Company during the May 2007 year-end because, Kinross Gold USA Inc., as the operator of the claim, determines whether exploration work will occur from year to year, and Kinross did not provide us with a formal Budget and work program for 2007.

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

An 8 hole – 4000' reverse circulation drilling program was designed that followed up on anomalous soil samples and promising trench and drill results on Sourdough Ridge. These holes extended the strike length of the Gil mineralization to the east.

In addition, a Bombardier soil auger program was designed to infill around anomalous gold-in-soil anomalies to better define future drill targets on the Gil East. The auger soil sampling program commenced in July 2008, and drilling commenced in September 2008.  The total cost of the proposed program was estimated at $235,000 and was covered under the approved 2008 FGMI Exploration budget.   The program was managed and conducted by FGMI.

In March 2009 FGMI reported on the Gil joint venture exploration status.

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples were in-filled on the eastern part of the area previously sampled. At Sourdough Ridge, RC drilling (4,477 feet total) of nine holes was aimed at increasing the potential resource. RC holes were collared on promising targets identified from previous soil, trench, and drill results, and were predominantly aimed at intercepting mineralized calc-silicate horizons and quartz veins. Drill results from Sourdough Ridge are encouraging and are worthy of future work.

The goal of the Kinross-FGMI 2008 Gil Joint Venture (Gil JV) exploration program was twofold, 1) to drill ten RC exploration holes that could increase the potential resource of the claim block on Sourdough Ridge, and 2) to in-fill the existing soil sample grid on the Last Chance property. Drilling was focused on the crest of Sourdough Ridge, and holes were collared on promising targets identified from previous soil, trench, and drill results.

Work Accomplished in 2008

Sourdough Ridge-

Between August 13 and October 30, FGMI drilled 4,477 feet in nine holes, using a combination of hammer (shallow) and tri-cone (deep) bits. The drilling was designed to target soil anomalies or calc-silicate bodies identified through previous resource modeling. Assay analyses were done by Alaska Assay Laboratories using 50-gram fire assay for gold.

The best intersection from the 2008 drilling program from hole GVR08-505 included below:

Interval (feet)	Assay Results Opt/Au
80-100	20 feet of .022
120-145	25 feet of .018
230 - 250	20 feet of .021
265-275	10 feet of .026
375 - 415	40 feet of .061

FGMI approved the 2009 exploration budget of US$1,644,000 as follows:

The 2009 Gil Project Exploration Program has three major goals:

1. Ground magnetometer survey concentrating on Sourdough Ridge.
2. Delineate mineralized zones and establish a resource base at Sourdough Ridge.
3. Expand resource at North Gil.

The goal of the 2009 program is to further delineate the strike extension of the mineralized zone, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity, and to establish a resource base. The 2009 work plan calls for ground geophysics, 10,000 feet of RC drilling, and 6,000 feet of HQ-NQ core drilling. Drillhole collar locations will be selected upon completion of the geophysical survey. In addition, samples will be collected for a preliminary column leach study.

The geophysical survey began in March 2009 and the remainder of the program began in mid-April, and will extend through the end of 2009. The bulk of the expenditures will occur between March and September, 2009.

In July 2009, preliminary significant gold results were received from FGMI from the reverse circulation drilling program.  A total of 17 reverse circulation drill holes were completed from the North Gil and the Sourdough zones. The best holes reported were Hole 513 on the Sourdough which assayed 60 feet of .05 ounces per ton gold from 15 to 75 feet and 15 feet of .04 ounces per ton (approx. 1.13 grams per ton) gold from 105 feet to 120 feet.

Hole 521 also on the Sourdough zone assayed 65 feet of .1 ounces per ton (approx. 3 grams per ton) gold from 220 feet to 285 feet.

In August 2009, additional significant gold assays were received from FGMI.  A total of 33 R/C drill holes and 6 core drill holes have been completed during the 2009 exploration program. Certified assays are pending on all drill holes. The main focus of the drilling is on the Sourdough Ridge zone, which is similar in geology to the Main Gil zone. The Main Gil zone has been drilled extensively in the past over a 3,000 ft strike length with an average grade of .04 ounces gold per ton.

Preliminary assays from the following holes are as follows:

Hole Number	Feet	Oz. P/T Gold
GVR-09-540	105' (from 145’-250’)	.14
GVR-09-534	75’ (from 15’-90’)	.09
GVR-09-523	110’ (from 125’-230’)	.04

As of July 2, 2009 the Gil Project is an advanced exploration program controlled by Teryl Resources and  Kinross Gold Corporation. The exploration area is located 19 miles north of Fairbanks, Alaska and 8 miles northeast of Alaska’s largest gold producer, the Fort Knox Mine (owned by Kinross Gold). The Gil Project consists of three adjacent prospect areas; the Main Gil Zone, the North Gil Zone and Sourdough Ridge.

A total of US$9,000,000 has been expended by the joint venture partners between 1992 and 2009, with Teryl and Kinross accounting for 20% and 80% respectively of total expenditures. Lode prospects at the Gil have been tested by 86 core holes totaling 33,354 feet, 327 reverse circulation drill holes, totaling 93,804 feet, and 21 trenches with a combined length of approximately 7,420 feet.

Management believes the current gold assay results are extremely favorable compared to the adjacent producing property, Fort Knox Mine, with its values of .03 ounces per ton.

In November 2009, Teryl Inc., a 100% owned subsidiary of Teryl Resources Corp., received a letter of intent for the acquisition of our interest in the Gil Joint Venture Gold Property from Fairbanks Gold Mining Inc.

The company’s board of directors will review the offer which could lead to a fairness opinion to determine if the offer is acceptable. This agreement is subject to regulatory bodies approval and to a number of conditions and signing a final form agreement.

During the fiscal year ended May 31, 2009 a total of $120,241 ($104,476 US) was spent on the Gil Mineral Claims.  No expenditures or annual exploration expenses were incurred by the Company during the fiscal years ended May, 2008 or 2007 as Kinross did not provide us with a formal Budget and work program for these fiscal years.  The Company was required to pay its 20% share of expenses during fiscal 2006, which amounted to $ 111,127 ($98,916 US).

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

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby we could earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until we pay $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, and subsequently extended to expire on March 5, 2010.  The Company issued 100,000 common shares to Linux as consideration for the 2007 extension (see Item 10.C.).

Together with Linux Gold Corp., we planned to implement an exploration program during the 2006/7winter on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.  However, due to increased exploration activities in the State of Alaska, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we had difficulty obtaining equipment to conduct the exploration drilling.

On January 25, 2008 the Company announced that it would be arranging a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro Airborne Survey, Inc.  However, again the drilling was postponed due to competition from larger exploration projects.

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

West Ridge Claims

The West Ridge Property is made up of 53 State mining claims held by the Company north of Fairbanks, Alaska, a distance of 22 miles by road.  The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2007, 2008 or 2009.

Gold Hill Property

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit royalty to the vendors, for the following considerations:

▪

$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

▪

$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (all required quarterly payments have been made),

▪

complete a $50,000 US first phase exploration program conducted by the Vendors,

▪

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

Additional sampling was completed during January 2008 to determine additional drilling locations, and in April 2008, Tom Parkhill, our Project Geologist (Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG), recommended additional drilling.

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

On July 3, 2008 the Company announced that it has terminated the principle agreement for the Gold Hill Prospect. Following compilation and review of results of mapping, geochemical sample results and drilling carried out to July 2008, it was determined that there was insufficient economic mineralization to justify further exploration expenditures. Property and exploration costs of $273,889 were written off.

The Company has staked 8 claims in Arizona (Cochise County).

OIL AND GAS WELL INTERESTS

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.  During the fiscal year ended May 31, 2009 revenues of $15,582 ($13,478 US) were recorded from the Texas properties.

Gas Wells, Knox County, Kentucky

On April 7, 2008, the Company entered into an agreement with IAS Energy, Inc., a company with common directors, to purchase 40% the remaining interest (subject to 40% net revenue interests to others), in the three gas wells located in Knox and Laurel Counties, Kentucky: the Ken Lee #1 (May 18/06) natural gas well for $103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US).

In consideration, the Company received an initial payment of $25,000 and the balance was to be determined after an independent valuation report prepared by a qualified petroleum geologist.  Subsequent to the fiscal year ended May 31, 2008, both parties agreed to indefinitely suspend the agreement due to the difficulty of obtaining an independent valuation report due to the vertical fracture of the wells.  As such, the $25,000 paid to IAS will be applied against future revenue until the balance is fully depleted.

As there has been no determination as to the gas reserves done on any of the wells, the wells were being depleted straight-line over 10 years, which is their estimated pay-out term. However, due to new reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

The new operator, Young Oil and Gas, has gone into receivership.

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

Source of Funds for Fiscal 2009/2010

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

We had a working capital deficiency of $393,518 at May 31, 2009, compared to working capital of $77,837 at May 31, 2008.

Use of Funds for Fiscal 2009/2010

During Fiscal 2009/2010, we estimate that we will expend approximately $475,000 on general and administrative expenses. During Fiscal 2009/2010 we estimate that we will expend approximately $100,000 on property exploration and development expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years from the sale of assets. As of May 31, 2009, we had assets valued at $124,638 located in Canada; and assets valued at $3,250,347 located in the United States.

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

Audited financial statements for the fiscal years ended May 31, 2009, May 31, 2008 and May 31, 2007 respectively are included in this 20-F.

Overview

We are an oil, gas, and mineral exploration company engaged in the acquisition and exploration of oil and gas, and mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time. We also acquire oil and gas property interests and participate in drilling wells. The recoverability of amounts shown for investments, mineral properties, interests in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from successful operations and equity financing. We have incurred a loss of $454,573 in the year ended May 31, 2009 (2008 - $1,142,796; 2007 - $465,540).  Revenues from our oil and gas operations are minimal.

A. OPERATING RESULTS

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended May 31, 2009, May 31, 2008 and May 31, 2007.

Results of Operations for the year ended May 31, 2009 (“2009”) compared to year Ended May 31, 2008 (“2008”)

For the year ended May 31, 2009, the Company realized a net loss of $454,573 or $0.01 per share, as compared to a net loss of $1,142,796 or $0.03 per share for the year ended May 31, 2008.  This decrease in net loss is mainly the result of lower general and administrative expenses and reduced amounts written off for mineral properties, oil and gas wells and exploration expenditures.

Total general and administrative expenses decreased from $578,682 in 2008 to $475,042 in 2009.  Amortization of equipment decreased from $3,987 in 2008 to $3,030 in 2009 as there was a lower cost base from which to depreciate.  There were no purchases or disposals of equipment during the fiscal year.  Bad debts expense increased to $15,377 in 2009 from $nil in 2008.  With Young Oil and Gas in receivership and infrequent receipts from the operator of the other wells, the Company made the decision to set up an allowance against the oil and gas revenues.  Filing and regulatory fees decreased from $58,530 in 2008 to $16,785 in 2009.  The majority of the expenditures in 2008 were related to getting the Company listed on the OTC-BB and Frankfurt stock exchanges.  No similar expenses were incurred in 2009. The strengthening Canadian dollar resulted in a foreign exchange gain of $9,938 in 2009 compared to a loss of $2,678 in 2008.  Management and directors’ fees increased to $110,189 in 2009 from $76,284 in 2008.  The difference is mainly the result of an increase in the number of staff and the dollar amounts of wages and benefits paid, as well as the addition of an individual responsible for financial reporting and compliance.  Office and sundry expense decreased from $28,637 in 2008 to $16,446 in 2009.  Courier, postage costs and related office expenses were higher in 2008 as a result of costs incurred obtaining the OTC-BB and Frankfurt stock exchange listings. Office rent and utilities increased to $15,471 in 2009 from $13,325 in 2008 as the result of a modest increase in rent in the latter half of 2009.  Professional fees increased to $110,201 in 2009 from $89,476 in 2008.  Legal fees declined by $20,783 as a result of decreased work relating to the OCT-BB and Frankfurt stock exchange listings.  This was offset by an increase in accounting and auditing fees of $41,508 resulting from a change in accounting service providers during the year and an increase in audit fees due to the addition of US reporting requirements. Publicity, promotion and investor relations decreased from $203,580 in 2008 to $97,415 in 2009 as a result of reduced promotional efforts in light of the economic downturn and related difficulties raising capital.  Secretarial and employee benefits increased to $45,635 in 2009 compared to $24,630 in 2008.  The difference is mainly the result of an increase in the number of staff and the dollar amounts of wages and benefits paid.  Stock-based compensation decreased from $21,311 in 2008 to $12,474 in 2009 due to fewer stock options vesting in the current fiscal year.  Telephone expense remained virtually the same as in the prior year, declining to $11,261 in 2009 from $11,560 in 2008.  Transfer agent fees also remained virtually the same, increasing only slightly to $8,994 in 2009 from $8,959 in 2008.  Travel, auto and entertainment fees decreased from $35,725 in 2008 to $21,702 in 2009, resulting from reduced promotional activity in the Company.

In addition to the decrease in general and administrative expenses, there was also a reduction in other income (expenses) for the 2009 fiscal year.  Interest income decreased from $3,426 in 2008 to $1,487 in 2009 as a result of lower cash balances in the Company.  Write-offs of oil and gas and mineral properties were $313,483 and $60,705, respectively in 2008.  There were no comparable write-offs in 2009.

Recoverable expenditures increased to $26,578 in 2009 from $nil in 2008.  In 2008, the company wrote-off $26,578 ($25,000 US) due from IAS Energy, Inc. as a result of the suspension of the agreement to purchase the remaining 40% interest in the three gas wells located in Kentucky.  During fiscal 2009, it was decided that the amount will be applied against future revenue until the balance is fully depleted, resulting in the receivable from IAS being reinstated and designated as recoverable.  Exploration expenditures written off decreased from $213,184 in 2008 to $15,857 in 2009.  In 2008, expenditures amounting to $213,184 were written off by the Company as there were no proven reserves.  In 2009, similar expenditures of $15,857 on properties with no proven reserves were also written off.

During the year ended May 31, 2009 the Company raised $114,281 through subscriptions to its common shares, compared to $1,217,908 raised from the issuance of common shares for cash during the year ended May 31, 2008.

The Company received net advances from related parties of $12,982 during the year ended May 31, 2009, compared to net repayments to related parties of $144,311 during the same period in 2008.

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

We anticipate that our estimated cash requirements for the fiscal year ending May 31, 2010 will be remain at approximately $475,000 for operational expenses as we do not foresee any material changes to our corporate operations, other than a reduction in publicity, promotion and public relations.  Expenditures for future exploration during fiscal 2010 is estimated at approximately $100,000 including our requisite cash requirements for exploration work on the Gil Gold Property further to the 2009 program and budget summary from Kinross Gold Corporation, and the Company’s continued maintenance of its other properties.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

Fiscal Year Ended May 31, 2009 compared to Fiscal year Ended May 31, 2008

During the year ended May 31, 2009, we financed our operations and received $127,263 by:

•

share subscriptions received in the net amount of $114,281; and

•

net advances from related parties of $12,982.

The Company’s cash position decreased to $6,185 at May 31, 2009 as compared to $215,294 at May 31, 2008.

During the fourth quarter ended May 31, 2009, the Company received $115,875 in subscriptions (less costs of $1,594) pursuant to a private placement which closed subsequent to the year end.  These subscriptions were mainly used to fund the 2009 Gil property exploration project.

As at May 31, 2009, the Company had a working capital deficit of $393,518 as compared to working capital of $77,837 at May 31, 2008.

During the year ended May 31, 2009, we used cash in the amount of $320,515 on operating activities as compared to $527,720 for the same period last year for a decrease of $207,205.  This is a result of the Company incurring less operating expenses during 2009 in comparison to 2008.

Subsequent to year end, on June 8, 2009, the Company completed a private placement, whereby we issued 2,120,000 units at a price of $0.075 per unit for gross proceeds to the Company of $159,000.  Each unit consisted of one common share and one-half non-transferable share purchase warrant, two one-half warrants entitling the holder to acquire one additional common share of the Company for a period of one year at a price of $0.10 per share for a period of one year.  The Company incurred finders’ fees of $3,675 in connection with the private placement, which will be included in share issuance costs.  Share subscriptions totaling $115,875 were received in the 2009 fiscal year.

Subsequent to year end, on August 18, 2009, the Company completed a private placement, whereby we issued 7,042,092 units at a price of $0.075 per unit for gross proceeds to the Company of $528,157.  Each unit consisted of one common share and one non-transferable share purchase warrant, entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share in the first year and $0.15 per share in the second year.  The Company incurred finders’ fees of $34,478 in connection with the private placement, which will be included in share issuance costs.

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

Capital Resources

Our authorized capital consists of 100,000,000 common shares without par value and 5,000,000 Preferred Shares (non-voting) with a par value of $1.00. At November 13, 2009, we had 58,749,620 issued and outstanding common shares (May 31, 2009 and 2008 – 49,587,528). No Preferred Shares have been issued to date. The directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

During the year ended May 31, 2009 no stock options were exercised, 477,500 stock options expired or were cancelled and 50,000 stock options were granted. As at May 31, 2009 we had 1,825,000 stock options outstanding at exercise prices ranging from $0.10 per share to $0.22 per share with expiry dates ranging from November 2, 2011 to April 23, 2014. These stock options vest over a two-year period from the date of grant. If exercised, the vested portion of the remaining 1,825,000 stock options would increase our available cash by $278,250.

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

As at May 31, 2009 we had 2,715,000 warrants outstanding, exercisable at a price of $0.25 before August 30, 2009.  If exercised, the outstanding 2,715,000 warrants would increase our available cash by $678,750 at a price of $0.25.

Contributed surplus was $344,878 as at May 31, 2009 (2008 - $332,404). The increase of $12,474 represents the fair value of 50,000 stock options ($792) granted in the fiscal year ended May 31, 2009 being recorded in the Company’s books at the fair value of the outstanding options calculated using the Black-Scholes method of valuation.  Additionally, the fair value of stock options granted in prior years, amounting to $11,682 was recorded in the Company’s books in 2009.

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

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended May 31, 2009, 2008 and 2007.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

There were no expenditures on research and development over the past three years ended May 31, 2007, May 31, 2008 and May 31, 2009. We do not hold any patents, trademarks or copyrights.

D. TREND INFORMATION

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E. OFF-BALANCE SHEET ARRANGEMENTS

There are no known off-balance sheet arrangements other than those disclosed in this Form 20-F and in our audited consolidated financial statements for the year ended May 31, 2009.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides information as of the latest fiscal year end balance sheet date with respect to the Company’s known contractual obligations specified below.

Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Long-term debt obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Capital (Finance) Lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Operating lease obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Purchase Obligations	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Other Long-term liabilities reflected on the Company’s Balance sheet under Canadian GAAP	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -
Total	Nil - -	Nil - -	Nil - -	Nil - -	Nil - -

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Alaska, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Calendar Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares
Gil Property, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-
West Ridge Property, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-
Fish Creek, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-
Black Dome, Alaska	2009	$ -	$ -	-
	2010	$ -	$ -	-

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

As of May 31, 2009, our Board of Directors consisted of four Directors, two of whom are independent (or “outside”) non-executive Directors. The following table provides certain information about the members of our Board of Directors as of November 13, 2009.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)	President, Director	68	October 25, 1982
Jennifer Lorette (1)	Director	37	February 20, 2004
Susanne Robertson	Director	63	September 12, 1990
Monique van Oord	Chief Financial Officer, Secretary, Director	48	October 17, 2002
Larry Gold (1)	Director	67	October 30, 2009

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

Jennifer Lorette. Ms. Lorette has been a director since June 2001. Ms. Lorette has held several positions with Linux Gold Corp. since June 1994, and is presently a director of Linux; Ms. Lorette, has held several positions with REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, and is currently a director. Ms. Lorette has held several positions with Reg Technologies, Inc., a British Columbia corporation listed on the TSX Venture Exchange, and trading on the OTC bulletin board, and is currently a director.  Ms. Lorette is a citizen and resident of Canada.

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

Larry Gold. Director of the Company since October 30, 2009. Larry Gold is a self employed barrister and solicitor whose practice is located in downtown Vancouver.  A graduate of the University of British Columbia law school he was called to the bar in 1974.  He has practiced in several areas of law including securities, commercial and civil and criminal litigation.  Over the past 5 years his area of practice has mainly focused on commercial litigation and consulting related to business contracts and other business related matters.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

Other than as follows, no Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Cease Trade Order

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies, a company with common directors and officers, citing a failure to file its annual audited financial statements and its annual management and discussion. The required documents were filed on SEDAR on September 11, 2009, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 15, 2009. Additionally, the TSX Venture Exchange suspended trading in Reg Technologies’ shares as a result of the cease trade order. The cease trade order was revoked and the Exchange reinstated the Company’s shares for trading on September 21, 2009.

On September 4, 2009 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for IAS Energy, Inc., a company with related directors and officers, citing a failure to file its annual audited financial statements and its annual management and discussion. The cease trade order was revoked on September 16, 2009 following filing of its annual financial statements.  On October 2, 2009, IAS Energy received another cease trade order from the BCSC citing failure to file its financial statements for the three months ended July 31, 2009.  These financials statements have now been filed and IAS received a revocation of the cease trade order.

On September 9, 2008 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Reg Technologies citing a failure to file its annual audited financial statements and its annual management and discussion. The required documents were file on SEDAR on September 22, 2008, to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on September 24, 2008. Additionally, the TSX Venture Exchange suspended trading in Reg Technologies’ shares as a result of the cease trade order. The cease trade order was revoked and the Exchange reinstated the Company’s shares for trading on October 7, 2008.

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp., a company with related directors and officers, citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that its disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. Linux filed the required documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies and the Cease Trade Order was revoked by the BCSC on February 8, 2008.

Other than the Cease Trade Orders issued against Reg Technologies, IAS Energy, Inc. and Linux Gold Corp, no Director and/or member of Senior Management had been the subject of any order, judgement, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.

There is a family relationship between two of the Directors or Senior Management. John Robertson and Susanne Robertson are husband and wife.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

B. COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

Executive Compensation

Compensation Discussion and Analysis

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  The compensation of the senior executives comprises two components; namely, a base salary or consulting fees and the grant of stock options pursuant to the Company’s stock option plan which is more particularly outlined below under the Option-based Awards section.   These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.

Senior executives generally enter into an employment agreement, with standard clauses covering salaries and termination and change of control provisions. The highlights of the employment agreements for the NEOs are outlined below under the section entitled “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Option-based Awards

The grant of option-based awards to the senior executives is determined by the recommendation of executive officers to the board of directors pursuant to the terms of the stock option plan referred to below. Previous grants of option-based awards are taken into account when considering new grants.

The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions: weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

During the fiscal year ended May 31, 2009, the Company granted 50,000 stock options to one director (Monique van Oord) exercisable at $0.10 per share.

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company, regardless of the amount of compensation of that individual and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended May 31, 2009, the Company had two Named Executive Officers: Mr. John Robertson, President, and Ms. Monique van Oord, CFO.

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended May 31, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended May 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (6)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)	Total compensation ($)
John G. Robertson, CEO (1) (2) (3)	2009 2008 2007	16,500(1) 15,500(1) 12,000(1)	Nil Nil Nil	** (3) ** **	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	46,500 45,500 42,000
Monique van Oord, CFO (4)	2009 2008 2007	11,400 5,700 15,000	Nil Nil Nil	792 ** **	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,192 5,700 15,000

(1)

Mr. Robertson is also a director and receives annual compensation of $16,500 in that capacity. See Note 6 herein with respect to NEO fees, and “Director Compensation – Narrative Discussion”.

(2)

Mr. Robertson is a director of SMR Investments Ltd., which received or is to receive $2,500 per month from the Company for management services provided to the Company.  See “Management Contracts”.

(3)

Mr. Robertson was not granted any option-based awards during 2009.

(4)

Ms. van Oord is also a director but does not receive any compensation in that capacity. Ms. van Oord’s option-based awards granted during 2009 consisted of 50,000 stock options expiring on April 22, 2014, at an exercise price of CDN$0.10 and fair value of CDN$0.06 per share.

(5)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Mr. Robertson, a director and President, and Ms. Van Oord, a director and CFO of the Company, do not receive fees directly, but received compensation through certain service agreements described below.

Pursuant to a management agreement dated May 1, 1996, the Company engaged SMR Investments Ltd. to provide services to the Company.  SMR is a private company which is controlled by Susanne Robertson, a director of the Company and the spouse of the Company’s president.  The Company’s President is also a director and officer of SMR.  SMR provides management services to the Company in consideration of a monthly fee of $2,500 plus applicable taxes. These services include providing general management services and ongoing operations.  The agreement may be terminated by the mutual consent of the parties. During the years ended May 31, 2009 and 2008, the Company paid or accrued to SMR the sum of $30,000 and $30,000 respectively.

In the event the Optionee ceases to be employed by the Company (other than the result of termination with cause or death) or ceases to act as a director or officer of the Company or a subsidiary of the Company any option held by such Optionee may be exercised within 90 days after the date such Optionees ceases to be employed as an officer, director, employee or employee of a company providing management services to the Company, in respect of which such option has not been previously exercised, and thereafter his option shall expire and all rights to purchase shares hereunder shall cease and expire and be of no further force or effect

Refer also to the Compensation Discussion and Analysis section above.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a long term incentive plan.   Information with respect to the grant of stock options is more particularly described above in the Option-based Awards and Compensation Discussion and Analysis sections.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the NEOs and outstanding at the end of the most recently completed financial year.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	1,000,000	0.15	Apr 24, 2012	Nil	750,000	Nil
Monique van Oord	50,000	0.10	Apr 23, 2014	Nil	37,500	Nil

The closing price of the Company’s shares on the TSX Venture Exchange on May 31, 2009 was $0.08 therefore the option were not in-the-money.

Incentive Plan Awards – value vested or earned during the year

12,500 incentive stock options vested during the year ended May 31, 2009 which were held by the NEOs.

During the year ended May 31, 2009, neither of the NEOs exercised or sold options.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Director Compensation

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended May 31, 2009, in their capacity as a director of the Company.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended May 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (6)	Annual incen- tive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other Compen-sation ($)(5)	Total compensation ($)
John G. Robertson, CEO (1) (2) (3)	2009 2008 2007	16,500 15,500 12,000	Nil Nil Nil	** (3) ** **	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	46,500 45,500 42,000
Monique van Oord, CFO (4)	2009 2008 2007	11,400 5,700 15,000	Nil Nil Nil	792 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	12,192 5,700 15,000
Susanne Robertson (2) (8)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	30,000 30,000 30,000
Jennifer Lorette (7)	2009 2008 2007	20,400 13,500 24,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,400 13,500 24,000
Larry Gold (9)	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Robertson is also an NEO and received compensation of stock options in that capacity. See above.

(2)

Mr. Robertson is a director of SMR Investments Ltd., and Mrs. Robertson, the wife of John Robertson, is the majority shareholder of SMR.  SMR received or is to receive $2,500 per month from the Company for management services provided to the Company. These fees are not deemed to represent directors’ fees. See above.

(3)

Mr. Robertson received option-based awards granted during 2009 as an officer of the Company, not in his capacity as a director.  See above.

(4)

Ms. van Oord is also an NEO and received compensation in that capacity.  Stock options granted during the year ended May 31, 2009 were granted in her capacity as an officer.

(5)

The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not, in the aggregate, greater than $50,000 or 10% of the NEOs total salary for the financial year.

(6)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

(7)

Ms. Lorette received no option-based awards during 2009.

(8)

Mrs. Robertson received no option-based awards during 2009.

(9)

Mr. Gold did not receive any option-based awards during 2009 or in prior years.

Narrative Description

Other than John Robertson, no directors of the Company were compensated during the financial year ended May 31, 2009 for services in their capacity as directors.

Other than as described above, Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended May 31, 2009 for services as consultants or experts.

Ms. van Oord, a director and CFO of the Company, and Ms. Lorette, a director of the Company, do not receive directors’ fees, but received compensation through certain service agreements.

During the year ended May 31, 2009, management and directors’ fees of $78,300 (2008 - $64,700) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Incentive Plan Awards

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all stock option-based awards granted to the directors and outstanding at the end of the most recently completed financial year. During the most recently completed year, 50,000 stock options were granted to one director.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	1,000,000	0.15	Apr 24, 2012	Nil	750,000	Nil
Monique van Oord	50,000	0.10	Apr 23, 2014	Nil	37,500	Nil
Susanne Robertson	500,000	0.15	Apr 24, 2012	Nil	375,000	N/A
Jennifer Lorette	100,000	0.15	Apr 24, 2012	Nil	75,000	N/A
Larry Gold	Nil	N/A	N/A	N/A	N/A	N/A

 (1) the closing price of the Company’s common shares on the TSX Venture Exchange on May 31, 2009 was $0.08

Non-Cash Compensation

Other than stock options were granted by the Company during the financial year ended May 31, 2009 to the directors no other non-cash compensation was paid.

There were no exercises of stock options during the financial year ended May 31, 2009 by the directors who are not a Named Executive Officer.  There were 787,500 unexercised options at the financial year end held by directors who are not a Named Executive Officer, none of which were in-the-money.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of May 31, 2009, information concerning securities authorized for issuance under the stock option plan, which is the only equity compensation plan of the Company.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,825,000	$0.15	3,133,752
Equity compensation plans not approved by security holders(1)	N/A	N/A	N/A
Total	1,825,000	$0.15	3,133,752

Long-Term Incentive and Deferred Compensation Plans

A “long-term incentive plan” is a plan providing compensation intended to motivate performance over a period greater than one financial year. As reported above under the Summary Compensation Table and Incentive Plan Awards, the Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year. Long-term incentive plans do not include stock options. The Company also does not have a deferred compensation plan.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of Registrant

NAME OF OPTIONEE	NUMBER OF OPTIONS	EXERCISE PRICE (CDN $)	EXPIRY DATE
John G. Robertson	1,000,000	$0.15	April 24, 2012
Jennifer Lorette	100,000	$0.15	April 24, 2012
Monique van Oord	50,000	$0.10	April 23, 2014
Susanne Robertson	500,000	$0.15	April 24, 2012
TOTAL HELD AS A GROUP:	1,650,000

Options to Purchase Registrant’s Common Shares Held by Persons Other than Officers and Directors of the Registrant

Name of Optionee	No. of Optioned Shares	Exercise Price Per Share	Expiry Date
Arnie Winrob	50,000	$0.15	April 24, 2012
Cheryl Derbyshire	25,000	$0.18	November 2, 2011
James Kerr	75,000	$0.21	March 10, 2013
Cindy Broad	25,000	$0.22	November 7, 2012
TOTAL HELD AS A GROUP:	175,000

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

D. EMPLOYEES

We employed no employees during any of the years ended May 31, 2009, May 31, 2008 and May 31, 2007. Our legal, accounting, marketing and administrative functions are, and have been during the last three fiscal years, contracted out to consultants.

We have no employees; as such, no directors or officers belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

E. SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at November 24, 2009:

Shareholder	Number of shares issued and outstanding	Percentage ownership (1)
John G. Robertson	6,676,314 (2)(6)	11.36%
Jennifer Lorette	262,800 (3)	*
Monique van Oord	210,000 (4)	*
Susanne Robertson	6,509,983 (5)	11.08%

(1)  as at November 10, 2009, there were 58,749,620 issued and outstanding common shares.

(2)  includes 445,450 shares registered in the name of Access Information Services, a corporation controlled by the Robertson Family Trust; 50,000 shares registered in the name of KLR Petroleum, a corporation controlled by John Robertson, 3,258,300 shares registered in the name of JGR Petroleum, a corporation controlled by the Robertson Family Trust, and 1,000,000 options registered in the name of Mr. Robertson that are currently exercisable. [Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust]. Mr. Robertson's address is the same as our address].

(3)  Includes 150,000 options that are currently exercisable. Ms. Lorette's address is the same as the Company’s.

(4)  Includes 100,000 options that are currently exercisable, and 65,000 share purchase warrants. Ms. van Oord’s address is the same as the Company’s.

(5)  Includes 5,318,883 shares registered in the name of SMR Investments Ltd., and 500,000 options that are currently exercisable. Ms. Robertson's address is the same as the Company’s.

(6)  JGR Petroleum Inc. is a corporation owned by The Robertson Family Trust. Its address is 240 - 11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada

*Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to Item 6.B above “Stock Options Granted to Employees, Directors and Senior Managers”.

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

At May 31, 2009, we are aware of the following shareholders who owns 5% or greater of the voting shares of the Company: 58,749,620

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne Robertson	5,939,983 (1)	10.1%

(1) Of the 5,939,983 common shares owned by Susanne Robertson, 691,100 common shares are held directly and the balance of 5,248,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

Over the past three years, there has not been a significant change in the percentage ownership held by any major shareholder.  The Company’s major shareholders do not have different voting rights from any other holder of common shares.

Canadian Share Ownership.

As of November 10, 2009 we had 58,749,620common shares outstanding with registered and indirect holding by depository institutions and other financial institutions estimated as 85 holders of record resident in Canada, holding an aggregate of 42,022,825 common shares; 141 holders of record resident in the United States, holding an aggregate of 7,529,453 common shares; and 3 holders of record resident elsewhere holding an aggregate of 35,250 common shares.

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

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2009 (2008 - $30,000; 2007 - $30,000).  As of May 31, 2009, $77,883 (May 31, 2008 - $42,258) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

We had net related party advances owing of $40,851 at the May 31, 2009 year-end, compared to $27,869 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment. These transactions with related parties during the year ended May 31, 2009 are as follows:

1.

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company who has significant influence on its affairs. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services.  The Company was charged management fees by SMR of $30,000 during the current year (2008 - $30,000; 2007 - $30,000).  As of May 31, 2009, $77,883 (2008 - $42,258) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

2.

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

3.

During the year, director’s fees of $16,500 (2008 - $16,500; 2007 - $12,000) were paid to J. Robertson, President of the Company; administration consulting fees of $20,400 (2008 - $13,500; 2007 - $24,000) were paid to J. Lorette, a director of the Company and secretarial fees of $11,400 (2008 - $5,700; 2007 - $15,000) were paid to M. van Oord, a director of the Company.

4.

During the year, fees of $9,409 (2008 - $6,508; 2007 - $9,396) were paid to KLR Petroleum Ltd., which is controlled by an officer of the Company who has significant influence on its affairs, for administration of the Company’s payroll and benefit plan.

5.    Office rent of $15,471 (2008 - $12,872; 2007 - $15,018) was paid to Linux Gold Corp. for the year ended May 31, 2009.

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

Our audited consolidated financial statements for the fiscal years ended May 31, 2009, May 31, 2008 and May 31, 2007 are attached hereto.

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

The following table shows the quarterly high and low closing prices of our stock traded on the TSXV and OTC Bulletin Board during the last three fiscal years, for each quarter as follows:

		TSX Venture*		OTC BB**
		High	Low	High	Low
		Cdn. $	Cdn. $	U.S. $	U.S. $
2009
	Q4 5/31/09	0.11	0.06	0.09	0.05
	Q3 2/28/09	0.09	0.02	0.07	0.02
	Q2 11/30/08	0.13	0.03	0.14	0.02
	Q1 8/31/08	0.17	0.08	0.16	0.05
2008
	Q4 5/31/08	0.215	0.14	0.16	0.0
	Q3 2/28/08	0.24	0.15	N/a	N/a
	Q2 11/30/07	0.275	0.135	N/a	N/a
	Q1 8/31/07	0.18	0.13	N/a	N/a
2007
	Q4 5/31/07	0.185	0.15	N/a	N/a
	Q3 2/28/07	0.185	0.145	N/a	N/a
	Q2 11/30/06	0.26	0.17	N/a	N/a
	Q1 8/31/06	0.37	0.26	N/a	N/a

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

The following table shows the annual high and low closing prices of our stock traded on the TSXV and the OTC Bulletin Board during the last five fiscal years as follows:

	TSX Venture*		OTC BB**
Year	High ($CDN) *	Low ($CDN) *	High ($US) High-Bid**	Low ($US) Low-Bid**
2009	0.17	0.02
2008	0.275	0.13
2007	0.37	0.145	N/a	N/a
2006	0.41	0.185	N/a	N/a
2005	0.56	0.265	N/a	N/a

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

The following table shows the high and low closing prices of our stock traded on the TSX Venture Exchange during the most recent six months, for each month as follows:

	TSX Venture*		OTC BB**
Month	High	Low	High	Low
	Cdn. $	Cdn. $	U.S. $	U.S. $
2009, October	0.25	0.17	0.23	0.15
2009, September	0.20	0.12	0.19	0.12
2009, August	0.18	0.14	0.17	0.11
2009, July	0.13	0.07	0.11	0.04
2009, June	0.09	0.07	0.09	0.05
2009, May	0.09	0.07	0.08	0.05

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

The following table lists, as of May 31, 2009, the share purchase warrants outstanding.

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

C. MATERIAL CONTRACTS

During the years ended May 31, 2009 and May 31, 2008, we entered into the following material contracts.

Fish Creek Joint Venture Agreement

On March 5, 2002, the Company and Linux Gold Corp. (“Linux”) entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share).  An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2010.  Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS.

Our financial statements included in this 20-F for the years ended May 31, 2009, 2008, and 2007 were audited by Morgan & Company, Chartered Accountants as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

B. USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of February 28, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including Mr. John Robertson, the Company’s Chief Executive Officer, and Ms. Monique van Oord the Company’s Chief Financial Officer.

As of May 31, 2009, management conducted an evaluation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of May 31, 2009.

The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our Company intends to remediate the material weaknesses as set out below.

(b)

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s Chief Executive Officer, Mr. John Robertson, and the Company’s Chief Financial Officer, Ms. Monique van Oord, assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of May 31, 2009.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at May 31, 2009 due to inadequate segregation of duties and effective risk assessment.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual report, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert in our audit committee as we are not required to do so under Canadian securities laws.  We rely upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare our consolidated financial statements.  Also, we retained the audit services of Morgan & Company, Chartered Accountants to perform the audit on our year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.

On these bases, we believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B. CODE OF ETHICS

We have not adopted a formal written code of ethics given our relatively small size, whereby we had no employees in 2009.

Directors are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2009 Fiscal Year	2008 Fiscal Year
(a) Audit Fees	$37,000	$35,000
(b) Audit-related Fees	$Nil	$Nil
(c) Tax Fees	$Nil	$Nil
(d) All Other Fees	$Nil	$Nil

Our Audit Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company’s external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company’s annual financial statements prior to approval by the Board and release to the public.  Currently the members are Larry Gold, Jennifer Lorette, and John Robertson. Upon recommendation of our Audit Committee, our board of directors appointed Morgan and Company, Chartered Accountants as our principal accountant to audit our consolidated financial statements for the fiscal year ended May 31, 2009, which was ratified by our shareholders on October 30, 2008.

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

Audit Fees

The aggregate fees billed by Morgan and Company, Chartered Accountants for professional services rendered for the audit of our annual consolidated financial statements for the fiscal years ended May 31, 2009 and 2008 were $37,000 and $35,000, respectively. The percentage of Audit Fees pre-approved by our Audit Committee during fiscal 2009 and 2008 was 100%.

Audit Related Fees

The aggregate fees billed for assurance and related services by Morgan and Company, Chartered Accountants, as applicable, relating to the performance of the audit of our consolidated financial statements for the fiscal years ended May 31, 2009 and 2008, which are not reported under the heading "Audit Fees" above, were $Nil and $Nil, respectively.  Had there been any Audit Related Fees incurred during fiscal 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.  The percentage of Audit Related Fees pre-approved by our Audit Committee during fiscal 2009 was 100%.

Tax Fees

For the fiscal years ended May 31, 2009 and 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan and Company, Chartered Accountants, as applicable, were $Nil and $Nil, respectively. Had there been any Tax Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

All Other Fees

For the fiscal years ended May 31, 2009 and 2008, the aggregate fees billed by Morgan and Company, Chartered Accountants, as applicable, for products and services other than the services set out above, were $Nil and $Nil, respectively.   Had there been any Other Fees incurred during fiscal 2009 and 2008, it is our policy for our Audit Committee to pre-approve 100% of these fees prior to commencement of the services.

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

Independent Auditors’ Report dated September 28, 2009

Consolidated Balance Sheets at May 31, 2009 and 2008

Consolidated Statements of Operations and Comprehensive Loss for the years ended May 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended May 31, 2009, 2008 and 2007

Notes to the Consolidated Financial Statements for the years ended May 31, 2009 and 2008

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Number	Description
1.1	Certificate of Incorporation – Candy Mountain Gold Corporation May 23, 1980	(1)
1.2	Certificate of Name Change, Special Resolution and Altered Memorandum to change name from Candy Mountain Resources to Teryl Resources Corp. dated January 20, 1984	(1)
1.3	Special resolutions and Altered memorandum dated October 25, 1985 increasing the authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending the Articles of the Company by adding Special Rights and Restrictions Attached to the Preferred Shares as a Class	(1)
1.4	Altered memorandum and special resolution dated November 30, 1988 increasing the number of authorized common shares to 30,000,000 common shares from 10,000,000 common shares	(1)
1.5	Altered memorandum and special resolution dated November 30, 1988 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(1)
1.6	Altered memorandum and special resolution dated November 20, 2000 increasing the authorized capital to 100,000,000 common shares from 30,000,000, effective December 4, 2002	(4)
1.7	Altered Memorandum and special resolution, certificate of name change dated February 4, 2003 changing the name from Teryl Resources Corp. to Teryl Gold Corp.	(4)
1.8	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated September 15, 2004	(6)
1.9	Notice of Alteration effective November 25, 2004 changing the name of the Company back to Teryl Resources Corp.	(6)

1.10	Notice of Articles dated November 25, 2004 reflecting the Altered memorandum and special resolution dated November 15, 2004 canceling the then existing Articles of the Company and replacing the Articles in their entirety with new Articles of the Company	(6)
2.1	Specimen copy of Registrant’s common share certificate	(1)
4.1	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson	(2)
4.2	Mining Joint Venture Agreement between Fairbanks Gold Mining, Inc. and Teryl, Inc. dated September 23, 1999	(1)
4.3	Management Agreement dated December 1, 1994 between Teryl Resources Corp. and SMR Investments Ltd.	(1)
4.4	Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2002 – Fish Creek Mineral Claims	(3)
4.5	Amendment to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated November 4, 2002	(4)
4.6	Anderson Group Property Purchase Agreement – August 18, 2003	(5)
4.7	West Ridge Property Lease Agreement dated July 2003	(5)
4.8	Extension to Joint Venture Agreement between Linux Gold Corp. and Teryl Resources Corp. dated March 5, 2005	(6)
4.9	Upper Fox Creek Development Agreement dated June 23, 2004 between the Company, Jean Turner and Ron Way	(6)
4.10	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated May 18, 2006	(8)
4.11	Mineral Property Agreement between Teryl Resources Corp. and Frederic & John Rothermel - Gold Hill Property – June 10, 2006	(8)
4.12	Natural Gas Well Interest Agreement between Teryl Resources Corp. and IAS Energy, Inc. dated April 7, 2008	(9)
8.1	List of Subsidiaries – Teryl, Inc. (a Delaware corporation)	(8)
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(10)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (John G. Robertson)	(10)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Monique van Oord)	(10)
15.1	Consent of Morgan & Company	(10)

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

(9)

incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed on November 28, 2008.

(10)

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

TERYL RESOURCES CORP.

REGISTRANT

Dated:	December 11, 2009	By:	/s/ John G. Robertson
John G. Robertson
President/Director

Exhibit 8.1

EXHIBIT 12.1

CERTIFICATION  PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Robertson, certify that:

1.

I have reviewed this annual report on Form 20-F of Teryl Resources Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

DATE: December 11, 2009.

/s/ John G. Robertson
John G. Robertson, President and Director

EXHIBIT 12.2

CERTIFICATION  PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Monique van Oord, of Teryl Resources Corp., certify that:

1.

I have reviewed this annual report on Form 20-F of Teryl Resources Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

DATE: December 11, 2009.

/s/ Monique van Oord
Monique van Oord, Chief Financial Officer and Director

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, John G. Robertson, President and Chief Executive Officer of Teryl Resources Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Teryl Resources Corp. for the year ended May 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Teryl Resources Corp.

Richmond, BC, Canada

by: /s/ John G. Robertson

December 11, 2009

John G. Robertson

President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Teryl Resources Corp. and will be retained by Teryl Resources Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Monique van Oord, Chief Financial Officer of Teryl Resources Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Teryl Resources Corp. for the year ended May 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Teryl Resources Corp.

Richmond, British Columbia, Canada

by: /s/ Monique van Oord

December 11, 2009

Monique van Oord

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Teryl Resources Corp. and will be retained by Teryl Resources Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 15.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our report dated September 28, 2009 on the consolidated financial statements of Teryl Resources Corp. as at May 31, 2009 and 2008, and for the years ended May 31, 2008, 2007 and 2007 that are included in the Company's Annual Report Form 20-F filing.

In addition, we consent to the reference to us under the heading “Statement by Experts” in the Annual Report.

Vancouver, Canada	“Morgan & Company”

December 11, 2009	Chartered Accountants

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2009 AND 2008

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheets of Teryl Resources Corp. as at May 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for each of the years in the three-year period ended May 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

September 28, 2009	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated September 28, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

September 28, 2009	Chartered Accountants

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	May 31	May 31
	2009	2008
	$	$
ASSETS
Current
Cash	6,185	215,294
Amounts receivable and prepaid expenses	17,817	61,977
	24,002	277,271
Advances to Related Parties (Note 8)	90,529	64,201
Investments (Note 4)	867	2,208
Equipment (Note 5)	10,253	13,283
Mineral Property Interests (Note 7)	196,855	196,855
Deferred Exploration Expenditures (Note 7)	3,052,479	2,932,238
	3,374,985	3,486,056
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	286,140	107,364
Advances from related parties (Note 8)	131,380	92,070
	417,520	199,434

SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
49,587,528 (2008 – 49,587,528) common shares	12,030,233	12,031,827
Share Subscriptions Received	115,875	-
Contributed Surplus	344,878	332,404
Accumulated Other Comprehensive Loss	(3,157)	(1,818)
Deficit	(9,530,364)	(9,075,791)
	2,957,465	3,286,622
	3,374,985	3,486,056

Going Concern (Note 1) and Subsequent Events (Note 16)

Approved on behalf of the Board of Directors:

“John Robertson”	Director	“Jennifer Lorette”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	May 31	May 31	May 31
	2009	2008	2007
	$	$	$
General and Administrative Expenses
Amortization of equipment	3,030	3,987	4,547
Bad debts	15,377	-	-
Filing and regulatory fees	16,785	58,530	18,961
Foreign exchange (gain) loss	(9,938)	2,678	(74)
Management and directors’ fees (Note 11)	110,189	76,284	75,396
Office and sundry	16,446	28,637	21,993
Office rent and utilities (Note 11)	15,471	13,325	10,171
Professional fees	110,201	89,476	87,395
Publicity, promotion and investor relations	97,415	203,580	110,525
Secretarial and employee benefits (Note 11)	45,635	24,630	38,083
Stock-based compensation	12,474	21,311	66,300
Telephone	11,261	11,560	8,417
Transfer agent fees	8,994	8,959	5,894
Travel, auto and entertainment	21,702	35,725	11,193
Operating Loss	(475,042)	(578,682)	(458,801)
Other Income (Expenses)
Miscellaneous income	8,261	19,832	3,029
Interest income	1,487	3,426	613
Oil and gas wells written off	-	(313,483)	-
Mineral properties written off	-	(60,705)	(9,381)
Recoverable expenditures	26,578	-	-
Exploration expenditures written off	(15,857)	(213,184)	(1,000)
	20,469	(564,114)	(6,739)
Net Loss for the Year	(454,573)	(1,142,796)	(465,540)
Unrealized losses on available-for-sale investments	(1,339)	(649)	-
Comprehensive Loss for the Year	(455,912)	(1,143,445)	(465,540)

Loss per Share – Basic and Diluted	(0.01)	(0.03)	(0.01)
Weighted Average Number of Common Shares
Outstanding, Basic and Diluted	49,587,528	44,538,405	39,663,029

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	May 31	May 31	May 31
	2009	2008	2007
	$	$	$
Cash flows from operating activities
Net loss for the year	(454,573)	(1,142,796)	(465,540)
Items not affecting cash
Amortization of equipment	3,030	3,987	4,547
Depletion of oil and gas wells	-	-	24,243
Exploration expenditures written off	15,857	213,184	1,000
Mineral properties written off	-	60,705	9,381
Oil and gas wells written off	-	313,483	-
Stock-based compensation	12,474	21,311	116,353
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	44,160	23,140	(6,630)
Accounts payable and accrued liabilities	58,537	(20,734)	105,775
	(320,515)	(527,720)	(210,871)
Cash flows from investing activities
Deferred exploration expenditures	(15,857)	(211,509)	(41,624)
Purchase of mineral property interests	-	(26,474)	(34,231)
Purchase of oil and gas well interests	-	(25,547)	(209,134)
Purchase of equipment	-	-	(5,773)
	(15,857)	(263,530)	(290,762)
Cash flows from financing activities
Advances from (to) related parties	12,982	(144,311)	95,765
Share subscriptions received	115,875	-	28
Share issuance costs	(1,594)	-	-
Share capital issued for cash, net	-	1,147,908	199,151
	127,263	1,003,597	294,944
(Decrease) increase in cash	(209,109)	212,347	(206,689)
Cash, beginning of year	215,294	2,947	209,636
Cash, end of year	6,185	215,294	2,947

Non-Cash Financing and Investing Activities:
Shares issued for mineral properties	-	-	16,000

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Stated in Canadian Dollars)

	Share Capital				Accumulated
			Share		Other
			Subscriptions	Contributed	Comprehensive
	Number	Amount	Received	Surplus	Loss	Deficit	Total
		$	$	$	$	$	$

Balance, May 31, 2006	39,468,188	10,624,107	69,972	169,401	-	(7,467,455)	3,396,025
Shares issued for cash upon:
Exercise of warrants	100,000	20,000	-	-	-	-	20,000
Private placements	1,194,340	179,151	-	-	-	-	179,151
Shares issued for mineral properties	100,000	16,000	-	-	-	-	16,000
Stock-based compensation	-	-	-	116,353	-	-	116,353
Foreign exchange adjustments on subscriptions received	-	-	28	-	-	-	28
Net loss for the year	-	-	-	-	-	(465,540)	(465,540)

Balance, May 31, 2007	40,862,528	10,839,258	70,000	285,754	-	(7,932,995)	3,262,017
Revaluation of investments to market value at June 1, 2007	-	-	-	-	(1,169)	-	(1,169)
Unrealized losses on available-for-sale investments	-	-	-	-	(649)	-	(649)
Subscriptions refunded	-	-	(70,000)	-	-	-	(70,000)
Shares issued for cash upon:
Exercise of stock options	10,000	1,500	-	-	-	-	1,500
Private placements	8,715,000	1,307,250	-	-	-	-	1,307,250
Share issuance costs	-	(90,842)	-	-	-	-	(90,842)
Stock-based compensation	-	-	-	21,311	-	-	21,311
Fair value of brokers’ warrants granted
	-	(25,339)	-	25,339	-	-	-
Net loss for the year	-	-	-	-	-	(1,142,796)	(1,142,796)

Balance, May 31, 2008	49,587,528	12,031,827	-	332,404	(1,818)	(9,075,791)	3,286,622

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					Accumulated
	Share Capital		Share		Other
			Subscriptions	Contributed	Comprehensive
	Number	Amount	Received	Surplus	Loss	Deficit	Total
		$	$	$	$	$	$

Balance, May 31, 2008	49,587,528	12,031,827	-	332,404	(1,818)	(9,075,791)	3,286,622
Unrealized losses on available-for-sale investments	-	-	-	-	(1,339)	-	(1,339)
Share subscriptions
received	-	-	115,875	-	-	-	115,875
Share issuance costs	-	(1,594)	-	-	-	-	(1,594)
Stock-based
compensation	-	-	-	12,474	-	-	12,474
Net loss for the year	-	-	-	-	-	(454,573)	(454,573)

Balance, May 31, 2009	49,587,528	12,030,233	115,875	344,878	(3,157)	(9,530,364)	2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange (“TSXV”). The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company continues to incur operating losses, has limited financial resources, limited sources of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests. The Company has a working capital deficiency of $393,518 (2008 – working capital of $77,837) and has incurred a loss of $454,573 in the year ended May 31, 2009 (2008 - $1,142,796; 2007 - $465,540). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets, liabilities, reported income and expenses and the balance sheet classifications used. Such adjustments could be material.

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES

a)	Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988 in the state of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests, the Texas oil and gas well interests and the Arizona mineral property interests.

All inter-company transactions are eliminated upon consolidation.

b)	Equipment

The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:

Office equipment	20% per annum
Automotive equipment	30% per annum

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
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
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
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

h)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

i)	Income Taxes

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

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

j)	Loss Per Share

Basic loss per share amount is computed using the weighted average number of common shares outstanding during the year. The Company calculates diluted loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2009, 2008 and 2007 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

k)	Stock Based Compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“HB”) Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to account for stock based transactions with officers, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight-line basis over the vesting period. Stock options granted to outside consultants that vest over time are valued at the grant date and subsequently re-valued each vesting date. Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

l)	Fair Value of Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued. Warrants issued to brokers are evaluated by using the Black- Scholes model.

m)	Asset Impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its long-lived assets. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. As at May 31, 2009 and 2008, the Company did not have any asset retirement obligations.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

o)	Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIE.

p)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

q)	Changes in Canadian Accounting Policies

Accounting policies implemented effective June 1, 2008

On June 1, 2008, the Company adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” (“Section 3862”) and Section 3863, “Financial Instruments – Presentation” (“Section 3863”). Section 3862 requires disclosure of detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 3 for additional details.

On June 1, 2008, the Company adopted CICA Handbook Section 1535, “Capital Disclosures”. This section establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital. See Note 15 for additional details.

On June 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new section had no material change to the Company’s financial position or results of operation.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)	Changes in Canadian Accounting Policies (Continued)

Accounting policies to be implemented effective June 1, 2009

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets”, and CICA HB Section 3450, “Research and Development Costs”; and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage”, EIC-27, “Revenues and Expenditures during the Pre-operating Period”, and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

The new section will be applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Accounting policies not yet adopted

In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards of accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In October 2008, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, to provide guidance on the preparation of consolidated financial statements and accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In January 2009, the CICA approved EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

2.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)	Changes in Canadian Accounting Policies (Continued)

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

3.	FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties, and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value. Receivables are designated as “loans and receivables”. Investments are designated as “available-for-sale”. Accounts payable and accrued liabilities are designated as “other financial liabilities”.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

		Accounts
		payable and
		accrued
May 31, 2009	Cash	liabilities

US dollars	$1,210	$106,319

		Accounts
		payable and
		accrued
May 31, 2008	Cash	liabilities

US dollars	$(74,472)	$18,990

At May 31, 2009, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $11,745.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The Company is exposed to market risk arising from its investments in and holdings of marketable equity securities. Marketable securities are classified as available-for-sale. The Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. At May 31, 2009, with other variables unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $87.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues. The Company has no investments in asset backed commercial paper.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

3.	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities, and from the sale of investments. There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable. Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record, and the experience and calibre of its management.

4.	INVESTMENTS

At May 31, 2009 and 2008, the Company owned 15,880 common shares of Linux Gold Corp., a company with directors in common.

The Company classifies its investments as available-for-sale, with revaluation gains and losses recognized in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss). As of May 31, 2009, investments were measured at a fair value of $867 (2008 - $2,208) and resulted in an unrealized loss of $1,339 during the year ended May 31, 2009 (2008 – $649).

5.	EQUIPMENT

	May 31	May 31
	2009	2008
	$	$
Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(19,367)	(17,456)
	7,643	9,554

Automotive equipment – at cost	15,531	15,531
Less: Accumulated amortization	(12,921)	(11,802)
	2,610	3,729

	10,253	13,283

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

6.	OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carrying cost of these wells has been completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others) on May 18, 2006, in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US). All three wells are located in Knox and Laurel Counties, Kentucky. The three wells commenced production late in 2006. During the May 31, 2008 year end, the Company wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

7.	MINERAL PROPERTY INTERESTS

	Balance			Balance
	May 31		Write-	May 31
	2008	Additions	Offs	2009
	$	$	$	$

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	196,855	-	-	196,855

	Balance			Balance
	May 31		Write-	May 31
	2007	Additions	Offs	2008
	$	$	$	$

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
Gold Hill	34,231	26,474	(60,705	-
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	231,086	26,474	(60,705	196,855

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silver-knife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2010. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US.

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group (7 claims) located in the Warren Mining District, Cochise County, Arizona, USA, that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

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

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US). The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008. Additional exploration expenditures of $13,570 were written off during the year.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company has been conducting an exploration program over the past few years.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

7.	MINERAL PROPERTY INTERESTS (Continued)

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement, which granted the Company a 20% participating interest in the claims. Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs, earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc., was doing exploration work on this property. No expenditures were made in 2007. An exploration program was completed in late 2008.

Deferred Exploration Expenditures

	May 31	May 31
	2009	2008
	$	$
Fish Creek Claims
Geophysical survey	-	1,876
Insurance, lease, property tax and assays	-	316
	-	2,192
Gil Venture Claims
Drilling	120,241	-
	120,241	-

Gold Hill Claims
Assays and reports	-	16,714
Drilling and roads	-	175,569
Travel, maps and rent	15,857	1,950
	15,857	194,233
West Ridge Claims
Geophysical survey	-	8,932
Rent assessment	-	6,152
	-	15,084
Exploration expenditures for the year	136,098	211,509
Exploration expenditures invoiced or written off
Invoiced to joint venture partner	-	(65,830)
Written off – terminated, abandoned or inactive claims	(15,857)	(213,184)
	120,241	(67,505)
Exploration expenditures – beginning of year	2,932,238	2,999,743
Exploration expenditures – end of year	3,052,479	2,932,238

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

8.	ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:

	May 31	May 31
	2009	2008
	$	$

International Diamond Syndicate Ltd.	1	1
IAS Energy, Inc.	29,821	-
Linux Gold, Inc.	46,649	60,915
Reg Technologies Inc.	14,058	3,285
	90,529	64,201

Advances from related parties:
	May 31	May 31
	2009	2008
	$	$

IAS Energy, Inc.	-	1,317
Information-Highway.com, Inc.	28,146	24,146
JGR Petroleum, Inc.	24,456	24,456
John Robertson	19,308	17,609
KLR Petroleum	23,534	-
Rainbow Networks Inc.	23,531	23,227
REGI US, Inc.	12,405	428
SMR Investments Ltd.	-	887
	131,380	92,070

9.	SHARE CAPITAL

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

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable for $0.20 per share in the first year and $0.25 per share in the second year.

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

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i) Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”;
ii) The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise; such second exercise is referred to as the “Second Exercise”;
iii) The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise; such third exercise is referred to as the “Third Exercise”; and
iv) The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

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

On April 22, 2009, a director was granted stock options to purchase up to 50,000 common shares at a price of $0.10 per share for five years.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the years ended May 31, 2009 and 2008:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$

Balance – May 31, 2007	2,487,500	0.21
Granted	400,000	0.17
Excercised	(10,000)	0.15
Expired	(625,000)	0.23

Balance – May 31, 2008	2,252,500	0.20
Granted	50,000	0.10
Expired	(477,500)	0.35

Balance – May 31, 2009	1,825,000	0.15

The following share purchase options were outstanding at May 31, 2009:

			Remaining	Number of
	Exercise	Number	Contractual	Options
Expiry Date	Price	of Options	Life (years)	Exercisable
	$

November 2, 2011	0.18	25,000	2.42	6,250
April 24, 2012	0.15	1,650,000	2.90	412,500
November 7, 2012	0.22	25,000	3.44	6,250
March 10, 2013	0.21	75,000	3.78	18,750
April 23, 2014	0.10	50,000	4.90	12,500
		1,825,000		456,250

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2009 and 2008:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
		$

Balance – May 31, 2007	2,418,340	0.28
Issued	8,953,400	0.20
Expired	(2,418,340)	0.28

Balance – May 31, 2008	8,953,400	0.20
Expired	(6,238,400)	0.20

Balance – May 31, 2009	2,715,000	0.25

The following share purchase warrants were outstanding at May 31, 2009:

			Remaining
	Exercise	Number	Contractual
Expiry Date	Price	of Warrants	Life (years)
	$

August 30, 2009	0.25	2,715,000	0.25

Subsequent to year-end, these warrants expired unexercised.

Stock-Based Compensation Expense

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

	2009	2008	2007

Expected volatility	117%	126%	130%
Weighted average risk-free interest rate	1.94%	2.47%	4.11%
Expected life	5 years	1.50 years	4.73 years

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

10.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s Canadian future tax assets as of May 31, 2009 and 2008 are as follows:

	2009	2008
	$	$

Non-capital loss carry forwards	923,000	818,000
Equipment	14,000	14,000
Resource deductions	306,000	306,000
Share issue costs	14,000	20,000
	1,257,000	1,158,000
Valuation allowance	(1,257,000)	(1,158,000)

Future income tax assets	-	-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2009	2008
	$	$

Statutory tax rate	30%	33%

Income tax recovery at statutory rate	(138,000)	(291,000)
Permanent differences and other	48,000	8,000
Effect of change in tax rate	61,000	38,000
Tax benefits not recognized	29,000	245,000

	-	-

The Company has Canadian non-capital losses of approximately $3,690,000 (2008 - $3,145,000), which expire over the years 2010 to 2029. The Company also has cumulative exploration expenses in the amount of $1,385,000 (2008 -$1,338,000) in Canada, which can be carried forward indefinitely.

11.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS (Continued)

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2009 (2008 - $30,000; 2007 - $30,000). As of May 31, 2009, $77,883 (May 31, 2008 - $42,258) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

During the year ended May 31, 2009, directors fees of $16,500 (2008 - $15,500; 2007 - $12,000) were paid to the President of the Company. Administration consulting fees of $20,400 (2008 - $13,500; 2007 - $24,000) were paid to a director of the Company. Secretarial and consulting fees of $11,400 (2008 - $5,700; 2007 - $15,000) were paid to a director of the Company.

During the year ended May 31, 2009, fees of $9,409 (2008 - $6,508; 2007 - $9,396) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent of $15,471 (2008 - $12,872; 2007 - $15,018) was paid to Linux Gold, Inc. for the year ended May 31, 2009.

12.	TERYL, INC. TRASACTIONS (100% US Subsidiary)

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

13.	SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests. Details on a geographic basis are as follows:

		United
	Canada	States	Total
May 31, 2009	$	$	$
Total assets	124,638	3,250,347	3,374,985
Acquisition and exploration costs	1	3,249,333	3,249,334
Net loss	447,653	6,920	454,573

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

13.	SEGMENTED INFORMATION (Continued)

		United
	Canada	States	Total
May 31, 2008	$	$	$
Total assets	352,894	3,133,162	3,486,056
Acquisition and exploration costs	1	3,129,092	3,129,093
Net loss	880,045	262,751	1,142,796

14.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue the Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term. The Company has determined that there were no material differences in the measurement and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2009, 2008 and 2007.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB Section 3110, “Asset Retirement Obligations”, which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2009, 2008 and 2007.

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

The Company has a stock-based compensation plan which is described in Note 9. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2009, 2008 and 2007.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Marketable Securities and Investments

Under Canadian GAAP, for the year ended May 31, 2007, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the years ended May 31, 2009 and 2008, the Company adopted the provisions of CICA HB Section 3855, “Financial Instruments –Recognition and Measurement”, and CICA HB Section 1530, “Comprehensive Income”, which are similar to the requirements of US GAAP.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under Canadian GAAP, as described in Note 2(g), and under US GAAP, the Company’s investments are classified as available-for-sale securities.

f)	Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS No. 167 is intended to establish general standards of financial reporting for companies with variable interest entities. It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities. This disclosure should alert all users to the effects on specific provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, related to the changes to the special-purpose entity proposal in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and the treatment of specific provisions of Interpretation 46(R). SFAS No. 167 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. The Company has determined that the adoption of SFAS No. 167 will have no impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement” (“SFAS 166”). SFAS No. 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability. SFAS 166 was established to clarify derecognition of assets under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 166 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. The Company has determined that the adoption of SFAS No. 166 will have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements (Continued)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company is evaluating the impact that the adoption of SFAS No. 165 will have on its consolidated financial statements.

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

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)	Recent Accounting Pronouncements (Continued)

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

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2009
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$

Current assets	24,002	-	24,002
Advances to related parties	90,529	-	90,529
Investments (Note 13(e))	867	-	867
Equipment	10,253	-	10,253
Mineral property interests (Note 13(b))	196,855	-	196,855
Deferred exploration expenditures (Note 13(b))	3,052,479	(3,052,479)	-

	3,374,985	(3,052,479)	322,506

Current liabilities	417,520	-	417,520
Shareholders’ equity	2,957,465	(3,052,479)	(95,014)

	3,374,985	(3,052,479)	322,506

	2008
	Balance		Balance
	Canadian		US
	GAAP	Adjustments	GAAP
	$	$	$

Current assets	277,271	-	277,271
Advances to related parties	64,201	-	64,201
Investments (Note 13(e))	2,208	-	2,208
Equipment	13,283	-	13,283
Mineral property interests (Note 13(b))	196,855	-	196,855
Deferred exploration expenditures (Note 13(b))	2,932,238	(2,932,238)	-

	3,486,056	(2,932,238)	553,818

Current liabilities	199,434	-	199,434
Shareholders’ equity	3,286,622	(2,932,238)	354,384

	3,486,056	(2,932,238)	553,818

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and comprehensive loss would be as follows:

	2009	2008	2007
	$	$	$
Net loss for the year, Canadian GAAP	(454,573)	(1,142,796)	(465,540)
Adjustment:
Deferred exploration costs (Note 13(b))	(120,241)	67,505	(40,624)
Net loss for the year, US GAAP	(574,814)	(1,075,291)	(506,164)
Basic and diluted loss per share, US GAAP	(0.01)	(0.02)	(0.01)
Weighted average number of common shares outstanding, basic and diluted	49,587,528	44,538,405	39,663,029

The Company’s comprehensive loss is comprised as follows:

	2009	2008	2007
	$	$	$
Net loss for the year, US GAAP	(574,814)	(1,075,291)	(506,164)
Change in net unrealized losses on available-for-sale investments (Note 13(e))	(1,339)	(649)	(1,170)
Comprehensive loss	(576,153)	(1,075,940)	(507,334)

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2009	2008	2007
	$	$	$
Cash flows used in operating activities, Canadian GAAP	(320,515)	(527,720)	(210,871)
Adjustment:
Exploration expenditures (Note 13(b))	(15,857)	(211,509)	(41,624)
Cash flows used in operating activities, US GAAP	(336,372)	(739,229)	(252,495)
Cash flows provided by financing activities, Canadian and US GAAP	195,343	1,003,597	294,944
Cash flows used in investing activities, Canadian GAAP	(15,857)	(263,530)	(290,762)
Adjustment:
Exploration expenditures (Note 13(b))	15,857	211,509	41,624
Cash flows used in investing activities, US GAAP	-	(52,021)	(249,138)
(Decrease) increase in cash	(209,109)	212,347	(206,689)
Cash, beginning of year	215,294	2,947	209,636
Cash, end of year	6,185	215,294	2,947

16.	SUBSEQUENT EVENTS

On June 8, 2009, the Company closed a private placement of 2,120,000 units at $0.075 per unit for total proceeds of $159,000. Each unit consisted of one common share and one-half share purchase warrant, with two one-half warrants entitling the holder to acquire one additional common share at a price of $0.10 per common share for a period of one year. Finders’ fees in connection with this non-brokered private placement were $3,675. As at May 31, 2009, the Company received $115,875 in share subscriptions.

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2009 AND 2008
(Stated in Canadian Dollars)

16.	SUBSEQUENT EVENTS (Continued)

On July 15, 2009, the Company entered into two promissory note agreements with a related party for $27,000 US and $60,000 to be paid on or before June 30, 2010. The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009. The principal amounts are convertible into shares of the Company at $0.20 per share upon regulating approval.

On August 18, 2009, the Company closed a private placement of 7,042,092 units at $0.075 per unit for total proceeds of $528,157. Each unit consisted of one common share and one share purchase warrant, with one warrant entitling the holder to acquire one additional common share at a price of $0.10 in the first year and $0.15 in the second year. Finders’ fees in connection with this non-brokered private placement were $34,478. If the closing price of the shares on the TSXV is $0.25 or greater for 20 consecutive days, the warrant holders will have 30 days to exercise their warrants, as they will expire after that period. The acceleration conditions will apply four months and one day from the date of closing the private placement.

On September 10, 2009, the Company entered into a public relations agreement with Maximus Stategic Consulting Inc. for a term of three months. The Company has paid $26,250 upon commencement of the contract.

On September 21, 2009, the Company entered into a public relations agreement with KCrew Communications Inc. for a term of three months for service fees of $7,500 per month.