Form 20-F
period 2010-05-31
TERYL RESOURCES CORP
filed 2010-12-01
CIK 1109313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31076

Teryl Resources Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada

(Address of principal executive offices)

John Robertson, President, jr@ihiway.com

240-11780 Hammersmith Way, Richmond, British Columbia V7A 5E9, Canada
Phone: 604-278-5996  Fax 604-278-3409

 (Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

68,560,946 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  o  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  o  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    o  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   .  o  Yes    ☑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

o  Large accelerated filer    o  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

o

International Financial Reporting Standards as issued

o

Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    o  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  o  Yes    ☑  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY OF TERMS		3
GLOSSARY OF MINING TERMS		3
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	15
C.	Organizational Structure	18
D.	Property, Plants and Equipment	18
ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	Operating Results	23
B.	Liquidity and Capital Resources	25
C.	Research and Development, Patents and Licenses, Etc.	26
D.	Trend Information	26
E.	Off Balance Sheet Arrangements	26
F.	Tabular Disclosure of Contractual Obligations	26
G.	Safe Harbor	26
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	26
A.	Directors and Senior Management	26
B.	Compensation	28
C.	Board Practices	30
D.	Employees	30
E.	Share Ownership	30
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	32
A.	Major Shareholders	32
B.	Related Party Transactions	33
C.	Interests of Experts and Counsel	34
ITEM 8.	FINANCIAL INFORMATION	34
A.	Financial Statements and Other Financial Information	34
B.	Significant Changes	34
ITEM 9.	THE OFFER AND LISTING	35
A.	Offer and Listing Details	35
B.	Plan of Distribution	36
C.	Markets	36
D.	Selling Shareholders	36
E.	Dilution	36
F.	Expenses of the Issue	36
ITEM 10.	ADDITIONAL INFORMATION	36
A.	Share Capital	36
B.	Memorandum and Articles of Association	36
C.	Material Contracts	40
D.	Exchange Controls	40
E.	Taxation	41
F.	Dividends and Paying Agents	48
G.	Statements by Experts	48
H.	Documents on Display	48
I.	Subsidiary Information	49
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	49

GLOSSARY OF TERMS

BCBCA	Business Corporations Act (British Columbia)
Board	Board of Directors of our company
Exchange Act	Securities Exchange Act of 1934
GAAP	Generally accepted accounting principles
OTC BB	Over-the-Counter Bulletin Board in the United States
SEC	Securities and Exchange Commission
TSX.V	TSX Venture Exchange

GLOSSARY OF MINING TERMS

Alluvial	A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold.
Amphibolite	Crystalloblastic rock consisting mainly of amphibole and plagioclase with little or no quartz. As the content of quartz increases, the rock grades into hornblende plagioclase gneiss.
Assay	A precise and accurate analysis of the metal contents in an ore or rock sample.
Au	Gold

Dynamothermal metamorphism

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

Felsic	A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents.
Fracture	The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress.
Gpt	Grams per metric tonne.
Gold deposit	Means a mineral deposit mineralized with gold.
Granitic	Pertaining to or composed of granite.
Greenschis	Schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.
Intrusive	Cuts across (is intrusive into).
Limonitically	Consisting of or resembling limonite.
Lithologies

The character of a rock described in terms of its structure, color, mineral composition, grain size, and arrangement of its component parts; all those visible features that in the aggregate impart individuality to the rock.

Lithophile

Said of an element that is concentrated in the silicate rather than in the metal or sulfide phases of meteorites. Such elements concentrate in the Earth's silicate crust in Goldschmidt's tripartite division of elements in the solid Earth.

Mafic	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.
Mineral claim or mining claim	The portion of mining ground held under law by a claimant
Measured resource

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

Mineralization	Implication that the rocks contain sulphide minerals and that these could be related to ore.
opt	Troy ounces per short ton.
Ore	A naturally occurring rock or material from which economic minerals can be extracted at a profit.
Ounce or oz	A troy ounce or 20 pennyweights or 480 grains or 31.103 grams.
Petrographic	Pertaining to the study of rocks.

Placer	A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.
Pluton	A body of medium- to coarse-grained igneous rock that formed beneath the surface by crystallization of a magma.
Prospect	An area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.
Protoliths	Refers to the precursor rock of a given lithology.
Proven reserve

The economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Reverse circulation or RC drill	A large machine that produces a continuous chip sample of the rock or material being drilled.
Ton	Short ton (2,000 pounds).
Tonne	Metric tonne (2,204.6 pounds).
Trenching	The surface excavation of a linear trench to expose mineralization for sampling.
Vein	A tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended May 31, 2010, 2009, 2008, 2007 and 2006.

The selected financial and operating information as at May 31, 2010, 2009, 2008, 2007 and 2006 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

Fiscal Years ended May 31,
	2010 $	2009 $	2008 $	2007 $	2006 $
Revenues
Canadian GAAP	–	–	–	–	–
U.S. GAAP	–	–	–	–	–
Total Assets
Canadian GAAP	3,270,104	3,374,985	3,486,056	3,562,296	3,494,763
U.S. GAAP	632,251	322,506	553,818	561,383	538,965
Net Assets
Canadian GAAP	3,078,492	2,957,465	3,286,622	3,262,017	3,396,025
U.S. GAAP	440,639	(95,014)	354,384	261,104	440,227
Net Income/(Loss)
Canadian GAAP	(1,419,726)	(454,573)	(1,142,796)	(465,540)	(430,646)
U.S. GAAP	(1,005,100)	(574,814)	(1,075,291)	(506,164)	(646,704)
Net Income/(Loss) Per Share
Canadian GAAP	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)
U.S. GAAP	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)
Share capital
Canadian GAAP	13,456,263	12,030,233	12,031,827	10,839,258	10,624,107
U.S. GAAP	13,456,263	12,030,233	12,031,827	10,839,258	10,624,107
Weighted average number of shares outstanding[2]	60,736,673	49,587,528	44,538,405	39,663,029	36,889,399

Fiscal Years ended May 31,
	2010 $	2009 $	2008 $	2007 $	2006 $
Cash provided by (used in) operating activities
Canadian GAAP	(809,508)	(320,515)	(527,720)	(210,871)	(390,492)
U.S. GAAP	(1,168,320)	(336,372)	(739,229)	(252,495)	(553,812)
Cash used in investing activities
Canadian GAAP	(358,812)	(15,857)	(263,530)	(290,762)	(266,365)
U.S. GAAP	–	–	(52,021)	(249,138)	(103,045)

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of Canadian dollars per one (1) US dollar.

Year Ended May 31,
	2010	2009	2008	2007	2006
Average for Period	$1.0629	$1.1574	$1.0141	$1.1367	$1.1736

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	October	September	August	July	June	May
	2010	2010	2010	2010	2010	2010
High for Period	$1.0321	$1.0520	$1.0640	$1.0647	$1.0606	$1.0776
Low for Period	$1.0028	$1.0219	$1.0154	$1.0281	$1.0197	$1.0134

On May 31, 2010, the exchange rate was $1.0776 for US$1.00.  As of November 30, 2010, the exchange rate was $1.0205 for US$1.00.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

Risk Factors Related to Our Business

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  Our directors consider the risks set forth below to be the most significant to potential investors in our company, but not all of the risks associated with an investment in securities of our company.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

Additional Capital Requirements

We have and may continue to have capital requirements in excess of our currently available resources.  In the event our plans change, our assumptions change or prove inaccurate or our capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, we could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted.  There can be no assurance that such financing will be available to us on terms acceptable to us, if at all.

We may not be able to secure the financing necessary to explore, develop and produce our mineral properties.

The development of our properties depends on our ability to obtain additional required financing or obtaining joint venture partners.  As noted in our audited consolidated financial statements for the year ended May 31, 2010, we have incurred significant operating losses and have an accumulated deficit of $10,950,090 at May 31, 2010. We also had a working capital of $108,913 as at May 31, 2010, which is not sufficient to achieve our planned business objectives.  Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to meet our liabilities as they become payable and satisfy working capital and operating needs.

Issuance of additional shares would dilute the interests of existing shareholders.

We are authorized to issue 100,000,000 common shares and 5,000,000 preferred shares.  On May 31, 2010, we had 67,463,446 common shares issued and outstanding and Nil preferred shares issued.  Our Board has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes.  Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Certain of our directors and officers are also directors and/or officers and/or shareholders of potential competitors, giving rise to potential conflicts of interest.

Several of our directors and officers are also directors, officers or shareholders of other companies.  In particular, Mr. Robertson, Ms. Lorette, Ms. Robertson and Ms. van Oord are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with our company.  We entered into an agreement with Linux Gold Corp. whereby we could earn up to 50% of the Fish Creek claims.  In addition, Ms. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd., which holds approximately 3.98% of our common shares.  Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  Our Board has resolved that any transaction involving a related party is required to be reviewed and approved by our Audit Committee.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity in respect of which we are proposing to enter into a transaction.

Loss of any directors or officers.

The loss of any directors or officers would adversely affect our results.  We are wholly dependent at present upon the personal efforts and abilities of our officers and directors, who exercise control over our day-to-day affairs. The loss of any director or officer could cause significant delays in our carrying on business or hinder our ability to continue carrying on our business.

Officers and directors may be indemnified against certain securities liabilities.

Under the BCBCA we can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the BCBCA.  Further, we may purchase and maintain insurance on behalf of any such persons whether or not we have the power to indemnify such person against the liability insured.  The foregoing could result in substantial expenditures by us and prevent any recovery from such officers, directors, agents and employees for losses incurred by us as a result of their actions.  We have been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

Enforcement of Civil Liabilities

As Canadian citizens and residents, our directors and officers may not be subject to U.S. legal proceedings, a result of which is that recovery on judgments issued by U.S. courts may be difficult or impossible.  While reciprocal enforcement of judgment legislation exists between Canada and the U.S., our insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible.  Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints.  Canadian law may not provide for remedies equivalent to those available under U.S. law.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities based on U.S. federal securities laws.

Our mineral resources competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada and the United States. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us.  We may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, our exploration programs may not yield any new reserves or result in any commercial mineral operations.

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

Recent Disruptions in International Credit Markets and Other Financial Systems and Deterioration of Global Economic Conditions

Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities.  Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions worsened in 2008 and continued in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, our operations could be adversely impacted and the trading price of our common shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Risk Factors Related to the Natural Resource Industry

We face risks related to the exploration and potential development of our properties.

The exploration and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing mineral properties will establish reserves, or whether any of our exploration stage properties can be brought into production.  Few properties that are explored are ultimately developed into producing mines.  At present, none of our properties have defined ore bodies with reserves and resources, and our proposed exploration programs are an exploratory search for ore.  Whether an ore body will become commercially viable depends on many factors, including: the characteristics of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

We are also subject to the risks normally encountered in the mining industry, such as: unusual or unexpected geological formations; natural disasters; power outages and water shortages; cave-ins, land slides, and other similar mining hazards; inability to obtain suitable or adequate machinery, equipment, or labour; and other known and unknown risks involved in the operation of mines and the conduct of exploration.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Depending on the price of minerals, we may determine that it is impractical to commence, or, if commenced, continue exploration into commercial production.  Such a decision would negatively affect our profits and may affect the value of our equity securities.

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

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover our costs.

Even if commercial quantities of mineral deposits are discovered, a profitable market may not exist for the sale of the metals produced.  Our long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply and demand for metals is affected by various factors, including political events, economic conditions and production costs in major producing regions.  The price of any minerals produced from our properties may not be sufficient such that any such deposits can be mined at a profit.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain of our properties are located in Alaska. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our activities. As a result, our activities in these regions are seasonal and the preferred time for work is limited to the spring and summer when costs are more reasonable and access to the properties is easier.

Our properties may be subject to unregistered agreements, transfers, or claims and title may be adversely affected.

Our title opinions do not validate that we have good and marketable title to all of our properties.  We follow the usual industry practice in obtaining title opinions with respect to our lands.  No examination has been made of the ground to determine if any of our mineral claims have been staked or assessment work carried out.  Our properties may be subject to unregistered agreements, transfers or claims and title and may be adversely affected by such undetected defects.  If title is disputed, we may have to defend our ownership through the courts, and we cannot guarantee that a favourable judgment will be obtained.  In the event of an adverse judgment with respect to any of our mineral properties, we could lose our property rights and may be required to cease our exploration and development activities on that property.

Mineral operations are subject to government and regulatory approvals.

Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations.  Mining, exploration and exploitation permits are required.  Failure to comply with regulatory requirements could result in permits being withdrawn or suspended which could significantly delay our mineral exploration activities.

We are subject to extensive and changing environmental legislation, regulation and actions.

We are subject to extensive and changing environmental legislation, regulation and actions in connection with our operations and properties.  We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business, or may cause material changes or delays in our intended activities.

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

Uncertainties and Risks Relating to Our Common Shares

The Market Price of our Common Shares May Be Subject to Wide Price Fluctuations

The market price of our common shares may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes and other events and factors outside of our control.  In addition, stock markets from time to time have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our common shares.

We are unable to predict whether substantial amounts of common shares will be sold in the open market.  Any sales of substantial amounts of common shares in the public market or the perception that such sales might occur, could materially and adversely affect the market price of our common shares.

We may be a Passive Foreign Investment Company, which may result in material adverse US federal income tax consequences to US investors.

Investors in our common shares that are U.S. taxpayers should be aware that we may be a .passive foreign investment company. under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a

PFIC, generally any gain recognized on the sale of our common shares and any excess distributions (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a qualified electing fund. (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our net capital gain and ordinary earnings, (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a .market-to-market election. if we are a PFIC and our common shares are .marketable stock (as specifically defined).  A U.S. taxpayer that makes a market-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our common shares.

Our common shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock."  Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than US$5.00 per share.  Our shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Our directors, officers and their related companies collectively own approximately 11.51% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.  These principal shareholders, including members of our board of directors, officers and entities affiliated with members of our directors and officers, will own more than 11.51% of our outstanding common shares on a diluted basis.  Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions.  This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

No Dividends

The payment of dividends on our common shares is within the discretion of the Board and will depend upon our future earnings, our capital requirements, our financial condition, and other relevant factors.  We do not currently intend to declare any dividends on our shares for the foreseeable future.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Our company was incorporated in British Columbia, Canada, by registration of our memorandum and articles under the British Columbia Company Act (since replaced by the BCBCA) on May 23, 1980, under the name “Candy Mountain Gold Corporation”.  We changed our name to “Teryl Resources Corp.” effective February 28, 1984.

Our corporate offices and our registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada.  Our telephone number is 604-278-5996.  Since our inception and during the three fiscal years ending May 31, 2010, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests.  We currently have mineral property interests in Alaska.  All of our mineral properties are in the exploration stage.  We are in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests.  As a result of the uncertainty that is typical for an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

B.

Business Overview

Mineral and Exploration Properties

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

Our main exploration and development work over the last several years has taken place on the Gil claims, a gold prospect located in the Fairbanks Mining District, Alaska.

Gil Claims, Fairbanks Mining District, Alaska

We own a 20% interest in 237 claims located in the Gilmore dome area of Fairbanks district of Alaska, known as the Gil mineral property.  Our joint venture with Kinross Gold Corporation (“KGC”) on the Gil mineral property consisting of several mineralized zones, including the Main Gil, Sourdough and the North Gil zones.  The Gil mineral claims are adjacent to the producing Fort Knox deposit owned by KGC.  We own a 20% working interest and KGC owns an 80% working interest in the Gil joint venture.  The joint venture agreement terminates on May 31, 2011, unless renewed by both KGC and our company.

KGC’s subsidiary, Fairbanks Gold Mining, Inc. (“FGM”) acts as operator of this project.  Our contribution to annual exploration costs, if any, is 20% and KGC’s contribution is 80%, with net profits to be distributed in that same proportion in the event of production.  As operator of this project, FGM determines whether exploration work will occur from year to year.

West Ridge Claims, Fairbanks Mining District, Alaska

We earned a 100% in the West Ridge mineral claims, comprising approximately 5,200 acres, located in the Dome Creek area of the Fairbanks district of Alaska, which claims are subject to a 1% net smelter return to the State of Alaska.   The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.  During the year ended May 31, 2010 we expended $Nil (2009 - $Nil) in exploration expenditures on the West Ridge property.  During the year ended May 31, 2010, we wrote off our exploration and development expenditures of $661,615 entirely, since the claims are not currently being explored. We will continue to maintain the claims and will only commence our exploration program once more financings are available.

Fish Creek Claims, Fairbanks Mining District, Alaska

In March 2002, we acquired from Linux Gold Corp., a company with common directors, an option to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending $500,000 US within three years and the issuance of 200,000 common shares, which shares were issued in December 2002.  An additional 100,000 shares were issued in February 2007 in payment for an extension of the date on which expenditures were required to be completed to March 5, 2007, which dates was further extended to March 5, 2011.

Linux Gold Corp. will retain a 5% net royalty interest until we pay $2,000,000 US and/or back in for a 25% working interest prior to commencement of production.  During the year ended May 31, 2010, we wrote off our exploration and development expenditures of $111,947 entirely, since the claims are not currently being explored.  We will continue to maintain the option agreement and will only commence our exploration program once more financings are available.

Silverknife Claims, Liard Mining Division, British Columbia

Pursuant to agreements with Reg Technologies Inc., SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd., we acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR.  We have written down our acquisition costs to $1 and have written off our exploration and development expenditures entirely, since the claims have no proven economic reserves. Mineral reserve report in accordance with Canadian National Instrument 43-101 is currently being prepared by qualifying geologists.

Gold Hill, Cochise County, Arizona

In June 2006 we acquired a patented claim group, consisting of seven claims, located in Cochise County, Arizona and staked a further 28 claims.  We subsequently terminated the agreement to acquire the seven patent claims and abandoned the other 28 claims.  Consequently, $60,705 in property costs and $213,184 in exploration costs were written off during the fiscal year ended May 31, 2008 and additional exploration expenditures of $13,750 were written off during the fiscal year ended May 31, 2009.

Fortitude Project, Kahiltna Terrane, Anchorage, Alaska

On August 17, 2010 we entered into a Letter of Agreement with Mark C. Farrar, J. Karnes, Robert W. Karnes and Donald Plancich whereby we were granted an option to acquire a 50% interest in eleven mineral claims located approximately 130 kilometers northwest of Anchorage, Alaska, known as the Fortitude Project.  The claim block is in the Kahiltna Terrane area near the Kiska Metals Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit.

As consideration for the option, we agreed to:

(a)

issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”), which approval was granted on October 26, 2010;

(b)

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

(c)

issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

(d)

contribute US$50,000 for exploration expenditures in the first year and US$100,000 in exploration expenditures in the second year.

On October 26, 2010 we staked and recorded 23 mineral claims, which claims are adjacent to the Kiska Metals Corp. Mineral claim block.  These claims are 100% owned by us, subject to a 2 1/2 % net royalty interest.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We own a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann  #4 wells, located in Burleson County, Texas. During the fiscal year ended May 31, 2010, revenues of $10,076 were recorded from the Texas properties compared to revenues of $15,582 for the fiscal year ended May 31, 2009.  The carrying cost of these wells has been completely depleted.

Knox and Laurel Counties, Kentucky

We entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40% interests (subject to 40% net revenue interests to others), in the Ken Lee #1 natural gas well for $103,045 ($92,500 US), in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US), and in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in Knox and Laurel Counties, Kentucky.  During the year ended May 31, 2009 we wrote off the carrying costs of the wells to $Nil since the wells have no proven economic reserves.

Description of the Markets in Which We Compete

We do not have a market in which we compete, as we operate in an extractive industry.  However, the mining industry in which we operate is highly competitive due to significant and increasing competition for exploration opportunities.  Many of our oil and gas exploration and production competitors business have substantially larger financial resources, staffs and facilities.

Competition

Significant and increasing competition exists for mining exploration opportunities available in North America and elsewhere in the world.  Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than ours.

We compete with a number of other companies, including major oil companies and other independent operators which are more experienced and which have greater financial resources.  Such companies may be able to pay more for prospective oil and gas properties.  Additionally, such companies may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial and human resources permit.  We do not hold a significant competitive position in the mining or oil and gas industries.

Seasonality

Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures.  In general, surface sampling work is limited to May through September and surface drilling from March through November.

Sources and Availability of Raw Materials

We do not have a reliance on raw materials, as we operate in an extractive industry.

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

Oil and Gas Exploration

Our oil and gas operations are subject to various types of regulation at the federal, state and local levels.  Such regulation includes the requirement for permits for the drilling of wells; maintaining bonding requirements in order to drill or operate wells; implementing spill prevention plans; submitting notification and receiving permits relating to the presence, use and release of certain materials incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface usage and the restoration of properties upon which wells have been drilled, the plugging and abandoning of wells and the transporting of production.  Our operations are also subject to various conservation matters, including the regulation of the size of drilling and spacing units or pro-ration units, the number of wells which may be drilled in a unit, and the unitization or pooling of oil and gas properties.  In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties.  In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally limit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production.

We believe that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the energy industry. We do not anticipate any material capital expenditures to comply with federal and state environmental requirements.

Plan of Operations

Source of Funds for Fiscal 2011

Our primary source of funds since incorporation has been through the issuance of equity securities.  We have been successful in the past in acquiring capital through the issuance of shares of our common stock and through advances from related parties.  Although we intend to continue utilizing these sources, there is no assurance that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon the our business.

At the present time, and in our present circumstances, there exists substantial doubt as to our ability to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining our operating overhead.  Over the longer term, we will need to either begin to derive revenues from our existing resource-based assets, or find and enter into a business which holds the prospects of ensuring that we can continue as a going concern.  Management is aware of such need and is both researching new business opportunities and assessing potential financing possibilities for funding our existing resource property obligations and also any new business which may be entered into or acquired.

We had a working capital of $108,913 at May 31, 2010, compared to working capital deficiency of $393,518 at May 31, 2009.

Use of Funds for Fiscal 2011

During the year ended May 31, 2011, we estimate that we will expend approximately $250,000 on general and administrative expenses and approximately $75,000 on property exploration and development expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

C.

Organizational Structure

We hold a 100% interest in Teryl, Inc., a private Delaware corporation, incorporated on November 17, 1988, and registered to do business in the USA.  Teryl, Inc. holds the Alaska mineral property interests and Texas and Kentucky oil and gas well interests.

D.

Property, Plants and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material properties are located in Alaska.  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver.  The space is shared with several other companies which share common management. The annual rent for our portion of this 2,200 square foot space paid during 2010 was $15,055 (2008 - $15,471) which was paid to Linux Gold Corp.  We have occupied these facilities since November 1, 2006.  These facilities are believed to be adequate for meeting our needs for the immediate future.  If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates.  There are no current plans to purchase or otherwise acquire any properties in the near future.

Mineral Properties

The following are descriptions of our material mineral properties.

Gil Property

Description and Location

The Gil mineral claims consist of 237 unpatented contiguous state mineral claims encompassing slightly less than 3,836.4 hectares, located 32 kilometers northeast of Fairbanks, Alaska.

State mining claims in Alaska require a minimum annual work expenditure of $100 per claim prior to September 1 in each year.  Unused expenditures may be carried forward and subsequently utilized in successive years to a total of five years from the year in which they were incurred.  The claims have been maintained annually by FGM who have sufficient expenditure reserve to apply for the next five years.  Prior to production, FGM will likely convert the claims to a mining lease or apply for a millsite permit, a procedure involving public hearings and an environmental impact study.  In anticipation, we have legally surveyed the claims and have completed a series of six water wells for ground water monitoring purposes, already underway.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gil mineral property may be accessed via Fairbanks, Alaska, by a combination of paved highway, improved gravel roads and three seasons, four-wheel drive dirt road.  Road distance is 16 kilometers north of Fairbanks to Fox along the Steese highway, east along the Steese highway and the Fort Knox access road to the mine site (another 19 kilometers), east through the mine property to the water retention dam (18 kilometers) and the start of the Gil access road.  An additional 9.6 kilometers along the Gil access road brings one to the area of drill-indicated resources and the principal site of current exploration activity.  A number of four-wheeler trails provide additional access to this portion of the property.

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

The south-western portion of the Gil mineral claims, about three kilometres south of the Fort Knox pit, in underlain by part of the Gilmore Dome, a quart monzonitic to granitic pluton which is probably the mother intrusive to the small stock hosting gold mineralization within the production pit.  The location of additional intrusive rock has become a significant sub-goal of the FGM exploration program.  Indications of a possible intrusive rock in the headwater area of Slippery Creek are suggested by the presence of a gravity high outlined in a previous survey as well as petrographic studies indicating a causative heat source in that direction.

Within the area of the Gil zones, the FGM geological staff have subdivided the mixed metamorphic, sedimentary and volcanic package into at least ten separate units which is not an easy task given the scarcity of outcrop and the highly faulted, segmented complex nature of the property.

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

Exploration and Development during the past 3 years

No expenditures or annual exploration expenses were incurred by us during the year ended May 31, 2007 because, FGM, as the operator of the claim, determines whether exploration work will occur from year to year, and FGM did not provide us with a formal budget and work program for 2007.

During 2007, FGM’s exploration plans focused primarily on re-evaluating the current ore resource associated with the Gil project.  Annually, FGM re-runs the model on the drill hole data.   The focus of the 2007 activities was to generate a more detailed geologic model to takes into account all available data to include the geophysical surveys, which was to assist FGM in future drilling and evaluation of the property.

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger.  Soil samples were in-filled on the eastern part of the area previously sampled.  At Sourdough Ridge, RC drilling (4,477 feet total) of nine holes was aimed at increasing the potential resource.  RC holes were collared on promising targets identified from previous soil, trench, and drill results, and were predominantly aimed at intercepting mineralized calc-silicate horizons and quartz veins.  Drill results from Sourdough Ridge were encouraging and worthy of future work.

The goal of 2009 Gil Project Exploration Program, with an exploration budget of US$1,644,000, was to further delineate the strike extension of the mineralized zone, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity, and to establish a resource base.  The 2009 work plan called for ground geophysics, 10,000 feet of RC drilling, and 6,000 feet of HQ-NQ core drilling.

The geophysical survey began in March 2009 and the remainder of the program began in mid-April, and extended through the end of 2009.  In July 2009, preliminary significant gold results were received from FGM from the reverse circulation drilling program.  A total of 17 reverse circulation drill holes were completed from the North Gil and the Sourdough zones. The best holes reported were Hole 513 on the Sourdough, which assayed 60 feet of .05 ounces per ton gold from 15 to 75 feet and 15 feet of .04 ounces per ton (approx. 1.13 grams per ton) gold from 105 feet to 120 feet.

Hole 521 also on the Sourdough zone assayed 65 feet of .1 ounces per ton (approx. 3 grams per ton) gold from 220 feet to 285 feet.

In August 2009, additional significant gold assays were received from FGM.  A total of 33 R/C drill holes and 6 core drill holes were completed during the 2009 exploration program.

In February 2010 a budget of US$1,524,600 U for an exploration program was approved by FGM on the Gil joint venture.

In March of this year, a 12.8 mile ground magnetometer/radiometer survey was completed and a 15,000 foot drilling program commenced in April.  The goal of the 2010 program was to further delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity.  The 2010 plan called for ground geophysics, 11,000 feet of reverse circulation (RC) drilling and 5,000 feet of HQ-NQ core drilling.  In addition, fieldwork involving mapping, soil and rock sampling and mobile metal ion (MMI) geochemical sampling is to be performed.

FGM reported the following preliminary drill results for 2010:

Hole Number	Interval (feet in depth)	Assay Results opt Au	Assay Results gpt Au
GVR10-551	235 - 285	50 feet of 0.0458	1.57
GVR10-551	360 - 390	30 feet of .0383	1.31
GVR10-552	200 - 230	30 feet of 0.0581	1.99
GVR10-557	40 - 80	40 feet of 0.0434	1.52
GVR10-558	0 - 45	45 feet of 0.0427	1.46

North Gil:

North Gil Hole Number	Interval (feet in depth)	Assay Results opt Au	Assay Results gpt Au
GVR10-573	10 – 35	25 feet of 0.0489	1.676
GVR10-573	250 – 285	35 feet of 0.0418	1.523
GVR10-568	420 – 455	35 feet of 0.0788	2.670
GVR10-569	145 – 195	50 feet of 0.0363	1.244

Sourdough:

Sourdough Hole Number	Interval (feet in depth)	Assay Results opt Au	Assay Results gpt Au
GVR10-560	195 - 220	25 feet of 0.0508	1.742
GVR10-560	285 - 295	10 feet of 0.0322	1.104
GVR10-560	320 - 330	10 feet of 0.0171	0.586
GVR10-560	340 - 375	35 feet of 0.0121	0.415
GVR10-561	20 - 35	15 feet of 0.0175	0.599
GVR10-561	45 - 70	25 feet of 0.01	0.343
GVR10-563	145 – 170	25 feet of 0.03	1.029
GVR-590	450 – 485	35 feet of 0.023	0.789
GVR-595	60 – 100	40 feet of 0.0224*	0.837
GVR-599	165 – 180	15 feet of 0.0321	1.101

*  Including 5 feet of 0.119 opt

The following objectives for 2010 were accomplished pursuant to the 2010 budget plan:

1.

Ground magnetometer survey.

2.

Drilling at Sourdough Ridge.

3.

Drilling on the western portion of area between Main Gil and North Gil.

The goal of the 2010 program is to further delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity.  The 2010 work plan calls for ground geophysics, 11,000 feet of RC drilling, and 5,000 feet of HQ-NQ core drilling.  In addition, fieldwork involving mapping, soil and rock sampling, and mobile metal ion geochemical sampling will be performed.

During the fiscal year ended May 31, 2010, our share of the costs on the Gil property was $358,812, compared to $120,241 for the fiscal year ended May 31, 2009.

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

Additional work on the Fish Creek property will be based on results from the previous drilling programs.  Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.  A two phase program has been recommended.

The first phase would consist of infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004.  Previous experience by other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production.  Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit.

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

West Ridge Claims

The West Ridge Property is made up of 53 state mining claims north of Fairbanks, Alaska, a distance of 22 miles by road.  The West Ridge property adjoins KGC’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.  No field work was conducted on the West Ridge property during the fiscal years ended 2008, 2009 or 2010.

Fortitude Project, Kahiltna Terrane, Anchorage, Alaska

We were granted an option to acquire a 50% interest in eleven mineral claims located approximately 130 kilometers northwest of Anchorage, Alaska, known as the Fortitude Project.  The claim block is in the Kahiltna Terrane area near the Kiska Metals Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit.

On October 26, 2010 we staked and recorded 23 mineral claims, which claims are adjacent to the Kiska Metals Corp. Mineral claim block.  These claims are 100% owned by us, subject to a 2 1/2 % net royalty interest.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at May 31, 2010, 2009 and 2008 should be read in conjunction with our audited consolidated financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 16 of the audited financial statements as of May 31, 2010 included herein at Part IV – Item 17.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended May 31, 2010, 2009 and 2008 are as follows:

Year Ended May 31, 2010 as compared to Year Ended May 31, 2009

We incurred a net loss of $1,419,726 during the year ended May 31, 2010, compared to a net loss of $454,573 during the year ended May 31, 2009.  Significant increase in loss was due to exploration expenditures write-off of $773,438 in 2010 compared to $15,857 in 2009.  During 2010 we wrote off $111,947 in exploration and development expenditures on our Fish Creek Property located in Fairbanks, Alaska, and $661,491 on our West Ridge property located in Dome Creek, Alaska, because the two claims are not currently being explored.  We will continue to maintain the option agreement and the claims and will commence our exploration program once more funds are available from a financing.

Other expenses that changed from 2009 to 2010 are as follows:

-

in 2010 we recorded interest expense of $18,582 on the two convertible debentures initiated during 2010, which was absent in 2009;

-

in 2010 we incurred geological consulting fees of $41,915, which was absent in 2009 due to lack of funds;

-

consulting, management and directors fees increased to $133,359 in 2010 from $110,189 in 2009, due to an increase in consulting work on corporate matters and strategic decision making on our mineral properties;

-

professional fees decreased to $59,726 in 2010 from $110,201 in 2009; and secretarial and employee benefits decreased from $45,635 in 2009 to $41,925 in 2010 as a result of our successful effort in streamlining our operations;

-

Publicity, promotion and investor relations costs increased to $228,196 in 2010 from $97,415 in 2009 due to our effort in increasing investor awareness.

Year Ended May 31, 2009 as compared to Year Ended May 31, 2008

For the year ended May 31, 2009, we realized a net loss of $454,573 or $0.01 per share, as compared to a net loss of $1,142,796 or $0.03 per share for the year ended May 31, 2008.  This decrease in net loss is mainly the result of lower general and administrative expenses and reduced amounts written off for mineral properties, oil and gas wells and exploration expenditures.

Other expenses that changed from 2009 to 2010 are as follows:

-

bad debts expense increased to $15,377 in 2009 from $nil in 2008.  With Young Oil and Gas in receivership and infrequent receipts from the operator of the other wells, we elected to set up an allowance against the oil and gas revenues;

-

filing and regulatory fees decreased from $58,530 in 2008 to $16,785 in 2009.  The majority of the expenditures in 2008 were related to our efforts in getting our common stock quoted on the OTC BB.  No similar expenses were incurred in 2009;

-

the strengthening Canadian dollar resulted in a foreign exchange gain of $9,938 in 2009 compared to a loss of $2,678 in 2008;

-

management and directors’ fees increased to $110,189 in 2009 from $76,284 in 2008.  The difference is mainly the result of an increase in the number of staff and the dollar amounts of wages and benefits paid, as well as the addition of an individual responsible for financial reporting and compliance;

-

office and sundry expense decreased from $28,637 in 2008 to $16,446 in 2009.  Courier, postage costs and related office expenses were higher in 2008 as a result of costs incurred obtaining the OTC BB listing;

-

Legal fees declined in 2009 by $20,783 as a result of decreased work relating to the OTC BB listing.  This was offset by an increase in accounting and auditing fees of $41,508 resulting from a change in accounting service providers during the year and an increase in audit fees due to the addition of US reporting requirements;

-

publicity, promotion and investor relations decreased from $203,580 in 2008 to $97,415 in 2009 as a result of reduced promotional efforts in light of the economic downturn and related difficulties raising capital;

-

secretarial and employee benefits increased to $45,635 in 2009 compared to $24,630 in 2008.  The difference is mainly the result of an increase in the number of staff and the dollar amounts of wages and benefits paid.

In addition to the decrease in general and administrative expenses, there was also a reduction in other income (expenses) for the 2009 fiscal year.  Interest income decreased from $3,426 in 2008 to $1,487 in 2009 as a result of lower cash balances.  Write-offs of oil and gas and mineral properties were $313,483 and $60,705, respectively in 2008.  There were no comparable write-offs in 2009.

Recoverable expenditures increased to $26,578 in 2009 from $Nil in 2008.  In 2008, we wrote off $26,578 (US$25,000) due from IAS Energy, Inc. as a result of the suspension of the agreement to purchase the remaining 40% interest in the three gas wells located in Kentucky.  During fiscal 2009, it was decided that the amount will be applied against future revenue until the balance is fully depleted, resulting in the receivable being reinstated and designated as recoverable.  Exploration expenditures written off decreased from $213,184 in 2008 to $15,857 in 2009.  In 2008, expenditures amounting to $213,184 were written off as there were no proven reserves.  In 2009, similar expenditures of $15,857 on properties with no proven reserves were also written off.

B.

Liquidity and Capital Resources

As of May 31, 2010 we had a cash position of $260,150, compared to $6,185 as at May 31, 2009, representing an increase of $253,965.  As of May 31, 2010, we had a working capital of $108,913, compared to a working capital deficit of $393,518 as at May 31, 2009.

During the year ended May 31, 2010, we issued the following equity securities:

(a)

On June 8, 2009, we completed a non-brokered private placement of 2,120,000 units at a price of $0.075 per unit, for gross proceeds of $159,000.  Each unit consisted of one common share and one-half share purchase warrant.  Each full warrant entitle holder thereof to acquire one additional common share at an exercise price of $0.10 per share for a period of one year.  Finder’s fees of $3,675 were paid in connection with this private placement;

(b)

On August 18, 2009, we completed a non-brokered private placement of 7,042,092 units at a price of $0.075 per unit, for gross proceeds of $528,157.  Each unit consists of one common share and one share purchase warrant, with each warrant being exercisable for a period of two years, at a price of $0.10 per share in the first year, or at a price of $0.15 in the second year.  Finder’s fees of $34,477.50 were paid in connection with this private placement;

(c)

On November 17, 2009 we received $1,250 from the exercise of 12,500 options at a price of $0.10 per share;

(d)

On November 25, 2009, we completed a non-brokered private placement of 1,646,734 units at a price of $0.17 per unit, for gross proceeds of $279,948.  Each unit consists of one common share and one share purchase warrant, with each warrant being exercisable at a price of $0.22 per share for a period of one year from the date of closing, which warrants have now been extended for an additional six months to May 25, 2011.  Finder’s fees of $17,881 were paid in connection with this private placement; and

(e)

During January 2010, we received $704,209 from the exercise of 7,042,092 warrants at a price of $0.10 per share; and

(f)

On April 30, 2010 we issued 12,500 common shares for warrants exercised at $0.10 per share.

During the year ended May 31, 2010 we also raised $91,363 by issuing convertible debentures to an external party for $60,000 and $31,363 (US$27,000), at interest rate of 8% per annum paid monthly commencing on August 15, 2009.  The principal amounts are convertible into common shares at $0.20 per share.  In January 2010, we redeemed the convertible loan of $31,363 (US$27,000) with full cash payment on the principal of the loans. On June 1, 2010 we redeemed the remaining convertible loan of $60,000 with full payment on the principal amount

Subsequent to the year ended May 31, 2010 we announced that we intended to carry out a non-brokered private placement financing of up to 3,000,000 units at a price of $0.15 per unit, for gross proceeds of $450,000.  Each unit will consist of one common share and one non-transferable share purchase warrant to purchase one additional common share for a term of one year at an exercise price of $0.20 per share.  The proceeds received will be used for current obligations, accounts payable, including inter-company payables, and general working capital.

During the year ended May 31, 2010, we financed our operations and received by share subscriptions, the exercise of stock options and exercise of share purchase warrants, total gross proceeds of $1,673,814.

All of our properties are at the early exploration stages.  We do not expect to generate significant revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital or shareholder loans.  Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses, to carry out the 2010 exploration program on the Gil mineral property, and for the acquisition of a property or properties, as applicable.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses for the next twelve months.  We will also require $75,000 to complete out the 2010 exploration program on the Gil mineral property.   The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information

Not applicable.

E.

Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

We did not have any contractual obligations as at May 31, 2010.

G.

Safe Harbor

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may include capital and operating costs, prices of silver and gold and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration and development of a mining and oil and gas business.

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

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining or oil and gas companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in our other SEC filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” under Item 3.D above.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

As of May 31, 2010, our Board consisted of five directors, of whom two are independent non-executive directors. The following table provides certain information about the members of our Board and our executive officers as of November 30, 2010:

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson (1)	President, CEO, Chairman and Director	69	October 25, 1982
Jennifer Lorette (1)	Director	38	February 20, 2004
Susanne Robertson	Director	64	September 12, 1990
Monique van Oord	CFO and Corporate Secretary	49	October 17, 2002
Larry Gold (1)	Director	68	October 30, 2009
Thomas Robertson	Director	50	January 4, 2010

(1) Indicates member of the audit committee.

Senior management serve at the pleasure of the Board.  Each director holds office until the next annual meeting of shareholders unless his or her office is earlier vacated in accordance with the Articles and/or the BCBCA, or unless he or she becomes disqualified to act as a director.

John Robertson has been President, CEO, Chairman of the Board, Corporate Secretary and a director of Linux Gold Corp. (“Linux”) since March 1979.  Linux is a British Columbia mineral exploration company quoted on the OTC BB.  He has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc. (“REGI”), an Oregon corporation since July 1992.  REGI is an Oregon corporation engaged in the development of a rotary engine/ compressor (“Rand Cam Engine”) and is quoted on the OTC BB. Since October 1984, Mr. Robertson has been President and a director of Reg Technologies Inc. (“Reg”), a British Columbia corporation listed on the TSX.V, and quoted on the OTC BC, that has financed the research on the Rand Cam Engine since 1986.  He has been the President, CEO and a director of IAS Energy, Inc. (“IAS”) since its formation in December 1994.  IAS is a U.S. public company engaged in the acquisition and exploration of oil and gas interests in North America.  Since June 1997, Mr. Robertson has been President, CEO and a director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977, Mr. Robertson has been President and a director of SMR Investments Ltd. (“SMR”), a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), and Airstream Communications, Inc. (since June 2000).  Mr. Robertson is a citizen and resident of Canada.  Mr. Robertson allocates a minimum of 20% of his time to our ongoing operations.  On a project related basis, he may allocate up to 80% of his time to our business as required.

Jennifer Lorette has held several positions with Linux since June 1994, and is presently a director of Linux.  She is currently a director of REGI and Reg.  Ms. Lorette is a citizen and resident of Canada.

Susanne Robertson has been a principal of SMR Investments, Ltd. since 1979.  She has been a director of Linux since 2001, and a director of Reg since 1984. Ms. Robertson is a citizen and resident of Canada.

Monique van Oord has been Chief Financial Officer (since August 2004), and a director (since February 2004) of Linux.  She has also acted as an administrator for several public and private companies since 2002.  Ms. van Oord is a citizen and resident of Canada.  She allocates a minimum of 40% of her time to our ongoing operations.  On a project related basis, Ms. van Oord may allocate up to 80% of her time to our business as required.

Larry Gold is a self employed barrister and solicitor with a practice is located in downtown Vancouver.  A graduate of the University of British Columbia law school, he was called to the bar in 1974.  He has practiced in several areas of law including securities, commercial and civil and criminal litigation.  Over the past five years his area of practice has mainly focused on commercial litigation and consulting related to business contracts and other business related matters.

Thomas Robertson has been an investor relations consultant with Molycor Gold Corp., a TSX.V issuer, since January 2005; previously he was a corporate development and investor relations consultant with several TSX.V issuers, being Strike Zone Minerals (2004), Auterra Ventures Inc. (2004), and Toba Industries (2003/2004.  He was also an investor relations consultant with two OTC BB companies, being Tital Consolidated Inc. (2003/2004), Timber Resources International Inc. (2003)

There are no family relationships between the directors and senior officers, other than John Robertson and Susanne Robertson, who are married, and Thomas Robertson who is the son of John Robertson.

B.

Compensation

Compensation Discussion & Analysis

Given our current size and stage of development, our Board has not appointed a formal compensation committee, however it is board policy that management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation. The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people with established records in managing and maintaining public companies which is critical to our success. These key persons create the framework for future success and later will share in any success of our company.  Such a reward system supports our commitment to delivering strong performance for our shareholders.  At the present time we do not have a compensation program in place for our executive officers or directors, as is evidenced by the Summary Compensation Table below.

The Board reviews on an annual basis the corporate goals and objectives relevant to executive compensation, and determines if a compensation package should be implemented.  The Board also takes into consideration our overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years. There are currently no plans to implement a compensation package for fiscal 2011.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for the year ended May 31, 2010 whose total compensation was more than $150,000. These individuals are referred to collectively as the “NEOs”.

Name and Principal Position	Year ended May 31	Salary ($)	Shared awards ($)	Option based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
John G. Robertson, (1) (2) Chief Executive Officer	2010 2009 2008	12,000 16,500 15,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	42,000 46,500 45,500
Monique van Oord, (3) Chief Financial Officer	2010 2009 2008	18,600 11,400 5,700	Nil Nil Nil	Nil 792 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	18,600 12,192 5,700

(1)

Mr. Robertson is also a director and receives annual compensation in that capacity.

(2)

Mr. Robertson is a director of SMR Investments Ltd., which is paid $2,500 per month for management services.

Option-based Awards

Our executive officers, as well as directors, employees and consultants, are eligible to participate in our stock option plan to receive grants of stock options.  Individual stock options are granted by the Board as a whole and the size of the options is dependent on, among other things, each officer’s level of responsibility, authority and importance to our company and the degree to which such officer’s long term contribution to our company will be crucial to our long-term success.

Stock options are normally granted by the Board when an executive officer first joins our company based on his or her level of responsibility within our company.  Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within our company.  The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants.  Options are usually priced at the closing trading price of our shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire five years from the date of grant.

We have a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets out all stock option-based awards granted to the executive officers and outstanding as of May 31, 2010.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	1,000,000	0.15	April 24, 2012	30,000	750,000	22,500
Monique van Oord	37,500 50,000	0.10 0.185	April 22, 2014 October 30, 2014	3,000 Nil	25,000 37,500	2,250 Nil

Pension Plan Benefits

We do not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

We have not entered into any compensatory plans, contracts or arrangements with any of our NEOs whereby such officers are entitled to receive compensation as a result of the resignation, retirement or any other termination of employment of the NEO or from a change in control or a change in the NEO’s responsibilities following a change in control.

Employment Contracts

Pursuant to a management agreement dated May 1, 1996, we engaged SMR Investments Ltd. to provide general management services at a monthly compensation of $2,500.  SMR is a private company which is controlled by Susanne Robertson, a director and the spouse of John Robertson, our President.  Mr. Robertson is also a director and officer of SMR.  The agreement may be terminated at any time by the mutual consent of the parties.

Compensation of Directors

The following table sets forth all compensation provided to the directors during the year ended May 31, 2010, in their capacity as directors.

We do not pay our directors a fee for their services as such.  Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors, and we may, from time to time, grant incentive stock options to purchase common shares to our directors.

The following disclosure excludes John G. Robertson’s compensation in his capacity as a director, as he is an executive officer whose compensation is disclosed above under “Summary Compensation Table”.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Susanne Robertson	Nil	Nil	Nil (1)	Nil	Nil	30,000 (2)	30,000
Jennifer Lorette	Nil	Nil	2,106 (3)	Nil	Nil	20,400 (4)	22,506
Larry Gold	Nil	Nil	4,213 (5)	Nil	Nil	Nil	4,213
Thomas Robertson	Nil	Nil	2,464 (6)	Nil	Nil	Nil	2,464

(1)

No options were granted during the year ended May31, 2010.

(2)

Mrs. Robertson is the majority shareholder of SMR Investments Ltd., which is paid $2,500 per month for management services.  These fees are not deemed to represent directors’ fees.

(3)

Grant date fair value of options based on Black-Scholes option pricing model to purchase 50,000 common shares in our capital stock at a per share price of $0.185 until October 30, 2014 with 25% of the options vested during the year ended May 31, 2010.

(4)

Ms. Lorette received consulting fees of $20,400 during the year ended May 31, 2010.  These consulting fees related to services provided and are not deemed to represent directors’ fees.

(5)

Grant date fair value of options based on Black-Scholes option pricing model to purchase 100,000 common shares in our capital stock at a per share price of $0.185 until October 30, 2014 with 25% of the options vested during the year ended May 31, 2010.

(6)

Grant date fair value of options based on Black-Scholes option pricing model to purchase 50,000 common shares in our capital stock at a per share price of $0.24 until April 19, 2015 with 25% of the options vested during the year ended May 31, 2010.

Other than John Robertson, the directors are not compensated for their services in their capacity as directors, although directors are reimbursed for their expenses incurred in connection with their services as directors.

Directors are also entitled to participate in our stock option plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual Director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to our company.

C.

Board Practices

Our Board consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this Item 6.C.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires or until he or she resigns.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

None of our directors have entered into service contracts with us or any of our subsidiaries that provide for benefits upon their termination as a director.

We have granted and intend to continue to grant stock options to employees, directors, officers and consultants on terms and conditions established by the Board at the time of the grant and in accordance with our stock option plan and prevailing TSX.V policy.  Except as disclosed above under “Compensation of Directors”, our directors do not receive any monies for serving in their capacity as Directors and there is currently no arrangement for the payment of any compensation in the future.

We have the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers or any of our associates or affiliates. The Board appoints or re-appoints an audit committee after each annual meeting of shareholders.

The Board has set up an audit committee which consists of John G. Robertson, Jennifer Lorette and Larry Gold.  The audit committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

We do not presently have any employees.

E.

Share Ownership

The following table sets forth the common share ownership of each of our officers and directors.  Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares (1)
John G. Robertson (2)	3,408,514	President, CEO and Director	4.84%
Jennifer Lorette (3)	262,800	Director	<1%
Monique van Oord (4)	123,500	CFO and Corporate Secretary	<1%
Susanne Robertson (5)	4,158,150	Director	5.91%
Larry Gold (6)	100,000	Director	<1%
Thomas Robertson (7)	50,000	Director	<1%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)			11.51%

(1)

Based on diluted issued and outstanding share capital of 70,448,446 common shares as of November 30, 2010.

(2)

Included in John Robertson’s shareholdings are: (i) 445,450 shares registered in the name of Access Information Services, a private British Columbia corporation controlled by the Robertson Family Trust; (ii) 50,000 shares registered in the name of KLR Petroleum Inc., a private British Columbia corporation controlled by John Robertson; and (iii) an incentive stock option to purchase up to 1,000,000 common shares at a price of $0.15 per share, exercisable on or before April 24, 2012.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

(3)

Included in Ms. Lorette’s shareholdings is an incentive stock option to purchase up to 100,000 common shares at a price of $0.15 per share, exercisable on or before April 24, 2012 and an incentive stock option to purchase up to 50,000 common shares at a price of $0.185 per share, exercisable on or before October 30, 2014.

(4)

Included in Ms. Van Oord’s shareholdings is an incentive stock option to purchase up to 87,500 common shares at a price of $0.10 per share, exercisable on or before April 22, 2014..

(5)

Included in Ms. Robertson’s shareholdings are: (i) 2,725,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson; and (ii) an incentive stock option to purchase up to 500,000 common shares at a price of $0.15 per share, exercisable on or before April 24, 2012.

(6)

Included in Mr. Gold’s shareholdings is an incentive stock option to purchase up to 100,000 common shares at a price of $0.185 per share, exercisable on or before October 30, 2014.

(7)

Included in Thomas Robertson’s shareholdings is an incentive stock option to purchase up to 50,000 common shares at a price of $0.24 per share, exercisable on or before April 19, 2015.

Stock Option Plan

Our Stock Option Plan (the “Plan”) was approved by our shareholders at our annual meeting held on January 4th, 2010.  Pursuant to the Plan we may grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the TSX.V.  As of the date of this registration statement, there are 2,552,500 options outstanding, at exercise prices ranging between $0.15 and $0.24 per share which expire on dates ranging between December 4, 2010 and April 19, 2015.

The purpose of the Plan is to provide incentive to employees, officers, directors, management company employee and consultants who provide services to us and reduce the cash compensation we would otherwise have to pay.

The Plan is administered by the Board or, if the Board so elects, by a committee appointed by the Board. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”).  No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the TSX.V.  Options issued pursuant to the Plan will have an exercise price determined by the Board provided that it is not less than the price permitted by the TSX.V, or, if our shares are no longer listed on the TSX.V, then such other exchange or quotation system on which our shares are listed or quoted for trading.

Options granted under the plan shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than 5 years from the day the option is granted or 90 days from the date the optionee ceases to be a director, officer, consultant, employee or a management company employee, unless such optionee was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to us.

In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class (1)
Susanne Robertson	Direct/ Indirect	4,158,150 (2)	5.91%

(1)

Based on diluted issued and outstanding share capital of 70,448,446 common shares at November 30, 2010.

(2)

Included in Ms. Robertson’s shareholdings are: (i) 2,725,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson; and (ii) an incentive stock option to purchase up to 500,000 common shares at a price of $0.15 per share, exercisable on or before April 24, 2012.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at November 30, 2010:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
228	78	58,262,557	84.98%

(1)

Based on issued and outstanding share capital of 68,560,946 common shares as of November 30, 2010.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at November 30, 2010:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
228	148	10,288,139	15.01%

(2)

Based on issued and outstanding share capital of 68,560,946 common shares as of November 30, 2010.

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to us following inquiry to all record holders known to us to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts.  United States residents may beneficially own common shares held of record by non-United States residents.

Control of the Corporation

We are a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of our company.

B.

Related Party Transactions

Other than as disclosed in Item 6.B – “Directors, Senior Management and Employees – Compensation” and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, or associate or affiliate of an insider, that have occurred during our two most recently completed fiscal.

During the year ended May 31, 2010 and May 31, 2009, we entered into the following transactions with related parties:

a)

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer. Under a management contract with SMR, we agreed to pay up to $2,500 per month for management services.  We were charged management fees by SMR of $30,000 during the year ended May 31, 2010 (2009 - $30,000; 2008 - $30,000).  As of May 31, 2010, $4,900 (May 31, 2009 - $77,883) was payable to SMR.

b)

During the year ended May 31, 2010, directors fees of $12,000 (2009 - $16,500; 2008 - $15,500) were paid to our President.  Administration consulting fees of $20,400 (2009 - $20,400; 2008 - $13,500) were paid to a director.  Secretarial and consulting fees of $18,600 (2009 - $11,400; 2008 - $5,700) were paid to a director.

c)

During the year ended May 31, 2010, fees of $5,039 (2009 - $9,409; 2008 - $6,508) were paid to KLR Petroleum Ltd. (which is controlled by an officer of our company) for administration of our payroll and benefit plan.

d)

Office rent of $15,055 (2009 - $15,471; 2008 - $12,872) was paid to Linux Gold, Inc. for the year ended May 31, 2010.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following advances to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the companies are controlled by the President and CEO or are companies where he is the President and CEO:

Advances to related parties:

	May 31 2010 $	May 31 2009 $

International Diamond Syndicate Ltd.	-	1
IAS Energy, Inc.	24,821	29,821
Linux Gold, Inc.	72,672	46,649
REGI US, Inc.	28,600	-
Reg Technologies Inc.	-	14,058
	126,093	90,529

Advances from related parties:

	May 31 2010 $	May 31 2009 $
Reg Technologies Inc.	14,598	-
Information-Highway.com, Inc.	-	28,146
JGR Petroleum, Inc.	-	24,456
John Robertson	-	19,308
KLR Petroleum	5,990	23,534
Rainbow Networks Inc.	-	23,531
REGI US, Inc.	-	12,405
SMR Investments Ltd.	4,900	-
	25,488	131,380

It is the opinion of management that the terms of these transactions are favourable to us and in our best interest.  Management also believes that we could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Included are our audited financial statements, consisting of consolidated balance sheets as at May 31, 2010 and 2009, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows for each of the years ended Mary 31, 2010, 2009 and 2008, consolidated statements of shareholders’ equity along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict.  See Item 17 – “Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings to which we were a party or in respect of which our property is subject.  Our management has no knowledge of any legal proceedings in which we may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of our shares since the date of our incorporation and we are not contemplating that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to May 31, 2010:

(1)

On September 1, 2010, we announced that we were granted an option to acquire a 50% interest in eleven mineral claims located approximately 130 kilometers northwest of Anchorage, Alaska, known as the Fortitude Project.  The claim block is in the Kahiltna Terrane area near the Kiska Metals Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit.

As consideration for the option, we agreed to:

(a)

issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”), which approval was granted on October 26, 2010;

(b)

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

(c)

issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

(d)

contribute US$50,000 for exploration expenditures in the first year and US$100,000 in exploration expenditures in the second year.

(2)

By news release dated August 26, 2010 we announced that we had retained Torrey Hills Capital Inc. (“THC”), a San Diego, California based company, to provide investor relations consulting services for us.  THC is a leading investor and financial public relations firm specializing in small and micro-cap companies, primarily in the natural resource sector.  THC will increase awareness of our company through its established relationships with investment professionals, investment advisors, and money managers focused on the microcap market space.  THC will provide coverage of our company on its website, which is designed to showcase and provide exposure for emerging micro-cap companies to an audience of proven micro-cap investors.

THC has been engaged for an initial term of six months at a monthly fee of US$5,000.  In addition, we granted a stock option to THC to purchase 250,000 common shares at a price of $0.19 per share, exercisable for a period of up to three years.

(3)

On October 21, 2010 the TSX.V approved an extension of the term of 1,646,734 warrants to purchase 1,646,734 common shares at a price of $0.22 per share, from November 25, 2010 to May 25, 2011.

(4)

On October 26, 2010 we announced that we had staked and recorded 23 mineral claims, which claims are adjacent to the Kiska Metals Corp. Mineral claim block.  These claims are 100% owned by us, subject to a 2 1/2 % net royalty interest.

(5)

By News Release dated November 1, 2010 we announced that we intended to carry out a non-brokered private placement financing of up to 3,000,000 units at a price of $0.15 per unit, for gross proceeds of $450,000.  Each unit will consist of one common share and one non-transferable share purchase warrant to purchase one additional common share for a term of one year at an exercise price of $0.20 per share.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

We currently trade on the TSX.V under the trading symbol “TRC-V”. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition, there has been a U.S. market in our shares on the OTC BB under the symbol TRYLF.OB.  There is also a U.S. market in our shares on the Pink Sheets.  We are not specifically aware of prices and other trading details for any shares which have or may have traded on the Pink Sheets.  The ranges of the low and high sales prices for our shares traded on the TSX.V and OTC BB for the periods indicated are as follows.

The following summarizes the reported high and low prices for our shares on the TSX.V and the OTC BB for the periods indicated:

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Monthly Stock Prices	Cdn$	Cdn$	US$	US$
October 2010	0.18	0.13	0.18	0.12
September 2010	0.185	0.145	0.18	0.14
August 2010	0.195	0.16	0.19	0.15
July 2010	0.195	0.17	0.19	0.16
June 2010	0.21	0.16	0.20	0.15
May 2010	0.20	0.16	0.20	0.15

(1)

Stock price information provided by TSX.V.

(2)

Stock price information provided by OTC BB.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)

Quarterly Stock Prices	High	Low	High	Low
Fiscal 2010	Cdn$	Cdn$	US$	US$
Fourth Quarter	0.235	0.16	0.23	0.15
Third Quarter	0.28	0.17	0.27	0.15
Second Quarter	0.39	0.12	0.35	0.12
First Quarter	0.205	0.065	0.18	0.04
Fiscal 2009
Fourth Quarter	0.11	0.06	0.09	0.05
Third Quarter (1)	0.09	0.02	0.07	0.02
Second Quarter	0.13	0.03	0.14	0.02
First Quarter	0.17	0.08	0.16	0.05

(1)

Stock price information provided by TSX.V.

(2)

Stock price information provided by OTC BB.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Annual Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2010	0.39	0.12	0.35	0.04
Fiscal 2009	0.17	0.02	0.16	0.12
Fiscal 2008 (1)	0.275	0.13	0.23	0.11
Fiscal 2007	0.37	0.145	N/A	N/A
Fiscal 2006	0.41	0.185	N/A	N/A

(1)

Stock price information provided by TSX.V.

(2)

Stock price information provided by OTC BB.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The closing price of our common shares on the TSX.V on May 31, 2010 was Cdn$0.175 and on the OTC BB it was US$0.16.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade on the TSX.V under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition there has been a U.S. market in our shares on the OTCBB under the symbol TRYLF.OB.  Additionally, there has been a U.S. market in our shares on the Pink Sheets.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

We maintain at Computershare Investor Services Inc. (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

(a)

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

(b)

the number of securities held by each security holder; and

(c)

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

We were incorporated pursuant to the British Columbia Company Act (the predecessor statute to the BCBCA) by memorandum and articles filed with the British Columbia Registrar of Companies on May 23, 1980.  There are no restrictions on the type of business which may be carried out by us in our memorandum and articles and our objectives and purposes are not set out in our memorandum and articles.

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which we have entered or propose to enter is:

-

liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

-

not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

-

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

Remuneration and Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the Board.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee as such, who is also a director.

Borrowing

If authorized by the Board, we may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that we consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as we consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Any bonds, debentures or other debt obligations may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at our general meetings, appointment of directors or otherwise and may by their terms be assignable free from any equities between us and the person to whom they were issued or any subsequent holder thereof, all as the Board may determine.

Qualification

A director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

The BCBCA states that

(1)

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

(2)

An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A)

the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B)

the imposition of a fine,

(C)

the conclusion of the term of any imprisonment, and

(D)

the conclusion of the term of any probation imposed, or

(iii) a pardon was granted or issued under the Criminal Records Act (Canada).

(3)

A director who ceases to be qualified to act as a director of a company must promptly resign.

Description of Securities

Common Shares

We are authorized to issue 100,000,000 common shares without par value of which, as at November 30, 2010, 68,560,946 common shares are issued and outstanding as fully paid and non-assessable.  As at November 30, 2010, we had 2,552,500 common shares reserved under our stock option plan.  These options are exercisable at prices ranging between $0.10 and $0.25 per share, expiring on dates ranging from December 4, 2010 to April 19, 2015.  As at November 30, 2010, we had 1,646,734 common shares reserved under share purchase warrants.  These warrants are exercisable at a price of $0.22 per share, expiring on May 25, 2011.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Preferred Shares

We are authorized to issue 5,000,000 preferred shares with no par value, which, as at November 30, 2010, Nil preferred shares are issued and outstanding.  The Preferred Shares have attached thereto a right to receive dividends as determined by the Board.  Pursuant to the special rights and restrictions attached to the shares, we may, by directors' resolution or ordinary resolution, in each case as determined by the Board: (a) determine the maximum number of shares of any of those series of preferred shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of preferred shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of preferred shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual meeting date at such time and place as may be determined by the Directors.  The Board may call an extraordinary general meeting at any time.  Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute.  A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition.  Admission to such meetings is open to registered shareholders and their duly appointed proxies.  Others may be admitted subject to the consent of the Chairman of the meeting.

Notice of Meetings

We must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each Director and to our auditor, unless our Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as we are a public company, 21 days;

(2)

otherwise, 10 days.

Dividend Rights

The dividend entitlement of a common shareholder of record is fixed at the time of declaration by the Board.  A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation.  Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Rights of Shareholders

Under the BCBCA, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.  Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

Limitations

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

C.

Material Contracts

During the year ended May 31, 2010 and subsequent to that date we entered into the following material contracts:

1.

On August 17, 2010 we entered into a Letter of Agreement with Mark C. Farrar, J. Karnes, Robert W. Karnes and Donald Plancich whereby we were granted an option to acquire a 50% interest in eleven mineral claims located approximately 130 kilometers northwest of Anchorage, Alaska, known as the Fortitude Project.  The claim block is in the Kahiltna Terrane area near the Kiska Metals Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit.

As consideration for the option, we agreed to:

(e)

issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”), which approval was granted on October 26, 2010;

(f)

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

(g)

issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

(h)

contribute US$50,000 for exploration expenditures in the first year and US$100,000 in exploration expenditures in the second year.

2.

We entered into a Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc. (“THC”) whereby we agreed to retain THC, a San Diego, California based company, to provide investor relations consulting services for us.  THC is a leading investor and financial public relations firm specializing in small and micro-cap companies, primarily in the natural resource sector.  THC will increase awareness of our company through its established relationships with investment professionals, investment advisors, and money managers focused on the microcap market space.  THC will provide coverage of our company on its website, which is designed to showcase and provide exposure for emerging micro-cap companies to an audience of proven micro-cap investors.

THC has been engaged for an initial term of six months at a monthly fee of $5,000 US.  In addition, we granted a stock option to THC to purchase 250,000 common shares at a price of $0.19 per share, exercisable for a period of up to three years.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

E.

Taxation

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder of one or more Common Shares (a “Holder”) who for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with our company and is restricted to such circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Common Shares who, for purposes of the Canadian Tax Act and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Convention") and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arm's length and is not affiliated with our company, holds the Common Shares as capital property, does not use or hold and is not deemed to use or hold the Common Shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a "United States Holder").

This summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, and specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the "Protocol") which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies.  The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and came into force in 2010.  United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.

This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

For the purposes of the Canadian Tax Act, the Canadian tax results of a United States Holder are to be determined using Canadian currency based on the relevant exchange rate applicable thereto.

Prospective purchasers and holders of Common Shares should consult their own tax advisors with respect to their individual circumstances.

Dividends

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends.  Pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to United States Holders may be reduced to 15% or, in the case of a United States Holder that is a U.S. corporation which beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Under the Convention, dividends paid to certain religious, scientific, charitable and other similar tax-exempt organizations and certain organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax, including any withholding tax levied in respect of dividends received on the shares.

Disposition of Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Tax Act and no relief is afforded under the Convention.  Generally, the Common Shares would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of our company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm's length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm's length (within the meaning of the Canadian Tax Act).  Even if the Common Shares are "taxable Canadian property" under the Canada Tax Act, under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Common Shares is derived principally from real property (as defined in the Convention) situated in Canada.  We do not believe the value of our Common Shares is derived principally from real property situated in Canada.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Each U.S. Holder is encouraged to consult his own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary. or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Registration Statement.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns Common Shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares issued by us are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions from us exceed our current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after September 30, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if we are not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign

Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by us generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by us may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by us to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by us equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

Our Corporation may be a Passive Foreign Investment Company

General Discussion.  It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by us.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Common Shares and all excess distributions on his Common Shares over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by us, then we will continue to be treated as a PFIC with respect to such Common Shares, even if we cease meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “market-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our Common Shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our Common Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by us will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if we qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our earnings and profits as of the qualification date.  The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to our company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC.  Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares.  Therefore, if such U.S. Holder reacquires an interest in our company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of our Common Shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by us while we are a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by us may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by us.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by us is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of our gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), we may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of our Common Shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent we do not actually distribute such income.

We do not believe that we currently qualify as a FPHC.  However, there can be no assurance that we will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our Common Shares to be treated as ordinary income rather than capital gain.

We do not believe that we currently qualify as a FIC.  However, there can be no assurance that we will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of our company as a CFC would affect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our Common Shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the Common Shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

We have filed with the SEC this Annual Report on Form 20-F, including exhibits, under the Exchange Act with respect to our common shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the SEC in accordance with the Exchange Act at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC over the Internet at its website at http://www.sec.gov.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividends arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to our common shares.

ITEM 15.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As at the end of the period covered by this Form 20-F Annual Report, our management, with the participation of our Chief Executive officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by Rules 13a-15 and 15d-15 of the Exchange Act and filed with the SEC is recorded, processed, summarized and timely reported.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by us and is directly involved in our financial record keeping and reporting.  All accounting records and financial reports prepared by us are reviewed for accuracy by the CEO and CFO.

After evaluation of our disclosure controls and procedures as of the year end covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as a result of weaknesses in the design of internal control over financial reporting.

B.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the financial reporting of our company.  Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of management and our Board; and  (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has concluded, based on their evaluation, that as of May 31, 2010, weaknesses existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases and ineffective risk management.  These weaknesses have the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. Because of the material weakness described, management believes that, as of May 31, 2010, our company’s internal control over financial report was not effective as of the Evaluation Date.

The Audit Committee has been provided information on the deficiency.  Together, the Audit Committee, the Board and management continue to work to mitigate the risk of a material misstatement in our financial statements.  Management will continue to identify certain areas where it can improve process controls and will incorporate these changes into the control over the financial reporting going forward.

C.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

D.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert on our audit committee as we are not required to do so under Canadian securities laws.  We rely upon the services of a chartered accountant in Vancouver, BC, Canada, to prepare our consolidated financial statements.

Our audit committee is comprised of seasoned business professionals, whereby the members have over 25 years of experience in the investment business and are board members of several corporations.  We believe that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

ITEM 16B.

CODE OF ETHICS

We have not yet adopted a written “code of ethics” that meets the new United States’ Sarbanes-Oxley standards.  The Board believes that its existing standards and procedures are adequate for its purposes.  We believe that our management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  We have no employees and our officers are also directors, thus eliminating any split between our management and the directors who are responsible to safeguard shareholder interests.  As a result, we believe that the activities of our officers, employees and other agents can be easily monitored by our directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Morgan & Company, Chartered Accountants (“Morgan”) audited our financial statements for the year ended May 31, 2009 and subsequently, ACAL Group, Chartered Accountants (“ACAL”), were appointed as our auditors.  Accordingly, ACAL audited our financial statements for the year ended May 31, 2010.

ACAL and Morgan performed the services listed below and were paid the corresponding fees for the fiscal years ended May 31, 2010 and May 31, 2009, respectively.

Audit Fees

Fees billed by ACAL for professional services for the year ended May 31, 2010 were $22,000.  Fees billed by Morgan for professional services for the year ended May 31, 2009 were $37,000.  Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit Related Fees

Fees billed for audit related fees by ACAL for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under audit fees totaled $Nil for ACAL for the year ended May 31, 2010 and $Nil for Morgan for the year ended May 31, 2009.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning work billed by ACAL for the year ended May 31, 2010, totaled $Nil and totaled $Nil for Morgan for the year ended May 31, 2009.  .

All Other Fees

All other fees billed by ACAL during the fiscal year ended May 31, 2010 were $Nil for compilation reports on the pro forma financial statements and $Nil for Morgan for the fiscal year ended May 31, 2009.

53

Audit Committee Policies and Procedures

The audit and review services provided to us by ACAL and Morgan in the fiscal years ended May 31, 2010 and May 31, 2009, respectively, were pre-approved by our audit committee.  Prior to engaging ACAL and Morgan, as the case may be, to perform audit and review services, our audit committee reviewed the services to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

It is our policy for our Audit Committee to pre-approve all audit and audit-related fees prior to commencement of the services.  The percentage of audit related fees pre-approved by our Audit Committee during fiscal 2010 was 100%.

There were no hours expended on ACAL’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than ACAL’s full-time, permanent employees.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf , or any affiliated purchaser.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

By a Notice of Change of Auditor dated May 25, 2010, we advised that our former auditors, Morgan & Company, Chartered Accountants (“Morgan”) had resigned as our auditor effective May 25, 2010.  We concurrently appointed ACAL Group, Chartered Accountants (“ACAL”), as our auditors, effective May 25, 2010.  Accordingly, ACAL are our independent auditors and examined our financial statements for the fiscal year ended May 31, 2010.  The financial statements as at May 31, 2009 and 2008 were audited by Morgan, whom we appointed as our auditors effective October 20, 2003.

Morgan’s audit report for the year ended May 31, 2009 and 2008 did not contain an adverse option or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.  The decision to change accountants was approved by the audit committee.   We have had no disagreements with Morgan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 16 to the consolidated financial statements.

Consolidated Financial Statements for the Year Ended May 31, 2010 and 2009

Auditors’ Report dated September 26, 2010.

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity

Notes to Financial Statements

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: **604.683.3850**
F: **604.688.8479**

ACAL

ACAL GROUP
CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

AUDITORS' REPORT

To: the Shareholders of
Teryl Resources Corp.

We have audited the consolidated balance sheet of Teryl Resources Corp. (the "Company") as at May 31, 2010 and the consolidated statements of loss, comprehensive loss and deficit, cash flows and shareholders' equity for the year then ended. These consolidated financial statements are the responsibility of our management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

In our opinion, these consolidated financial statements present fairly, in all material respects, our financial position as at May 31, 2010 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at May 31, 2009 and for the years ended May 31, 2009 and 2008 were audited by other auditors who expressed opinions without reservations on those statements in their reports to the shareholders dated September 28, 2009 and September 26, 2008.

"ACAL Group"
Chartered Accountants

Vancouver, British Columbia
September 26, 2010

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated September 26, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

"ACAL Group"
Chartered Accountants

Vancouver, British Columbia
September 26, 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Teryl Resources Corp.

We have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2009, and the consolidated statements of operations and comprehensive loss, cash flows, and shareholders’ equity for the years ended May 31, 2009 and 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2009, and the results of its operations and its cash flows for the years ended May 31, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

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

Vancouver, Canada	“Morgan & Company”

September 28, 2009	Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	May 31 2010 $	May 31 2009 $
ASSETS
Current
Cash	260,150	6,185
Amounts receivable and prepaid expenses	40,375	17,817
	300,525	24,002
Advances to Related Parties (Note 8)	126,093	90,529
Investments (Note 4)	837	867
Equipment (Note 5)	7,941	10,253
Mineral Property Interests (Note 7)	196,855	196,855
Deferred Exploration Expenditures (Note 7)	2,637,853	3,052,479
	3,270,104	3,374,985
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 12)	107,394	286,140
Advances from related parties (Note 8)	25,488	131,380
Liability component of convertible loan (Note 9)	58,730	-
	191,612	417,520
SHAREHOLDERS’ EQUITY
Share Capital (Note10)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
67,463,446 (2009 – 49,587,528) common shares	13,456,263	12,030,233
Equity component of convertible loan (Note 9)	14,565	-
Share Subscriptions Received	10,000	115,875
Contributed Surplus	550,941	344,878
Accumulated Other Comprehensive Loss	(3,187)	(3,157)
Deficit	(10,950,090)	(9,530,364)
	3,078,492	2,957,465
	3,270,104	3,374,985

Going Concern (Note 1) and Subsequent Events (Note 17)

Approved on behalf of the Board of Directors:

  “John Robertson”

    Director

   “Jennifer Lorette”                            Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Year Ended May 31 2010 $	Year Ended May 31 2009 $	Year Ended May 31 2008 $

General and Administrative Expenses
Amortization of equipment	2,312	3,030	3,987
Bad debts	790	15,377	-
Filing and regulatory fees	19,772	16,785	58,530
Foreign exchange (gain) loss	(8,317)	(9,938)	2,678
Geological consulting	41,915	-	-
Consulting, Management and directors’ fees (Note 12)	133,359	110,189	76,284
Office and sundry	20,994	16,446	28,637
Office rent and utilities (Note 12)	15,055	15,471	13,325
Professional fees	59,726	110,201	89,476
Publicity, promotion and investor relations	228,196	97,415	203,580
Secretarial and employee benefits (Note 12)	41,925	45,635	24,630
Stock-based compensation (Note 10)	22,477	12,474	21,311
Telephone	8,121	11,261	11,560
Transfer agent fees	8,742	8,994	8,959
Travel, auto and entertainment	30,972	21,702	35,725

Operating Loss	(626,039)	(475,042)	(578,682)

Other Income (Expenses)
Miscellaneous income (loss)	(1,667)	8,261	19,832
Interest income	-	1,487	3,426
Interest expense	(18,582)	-	-
Oil and gas wells written off	-	-	(313,483)
Mineral properties written off	-	-	(60,705)
Recoverable expenditures	-	26,578	-
Exploration expenditures written off	(773,438)	(15,857)	(213,184)
	(793,687)	20,469	(564,114)

Net Loss for the Year	(1,419,726)	(454,573)	(1,142,796)
Unrealized losses on available-for-sale investments	(30)	(1,339)	(649)

Comprehensive Loss for the Year	(1,419,756)	(455,912)	(1,143,445)
Loss per Share – Basic and Diluted	(0.02)	(0.01)	(0.03)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	60,736,673	49,587,528	44,538,405

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year Ended May 31 2010 $	Year Ended May 31 2009 $	Year Ended May 31 2008 $
Cash flows from operating activities
Net loss for the year	(1,419,726)	(454,573)	(1,142,796)
Items not affecting cash
Amortization of equipment	2,312	3,030	3,987
Exploration expenditures written off	773,438	15,857	213,184
Mineral properties written off	-	-	60,705
Oil and gas wells written off	-	-	313,483
Interest expense	13,295	-	-
Stock-based compensation	22,477	12,474	21,311
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(22,558)	44,160	23,140
Accounts payable and accrued liabilities	(178,746)	58,537	(20,734)
	(809,508)	(320,515)	(527,720)

Cash flows used in investing activities
Deferred exploration expenditures	(358,812)	(15,857)	(211,509)
Purchase of mineral property interests	-	-	(26,474)
Purchase of oil and gas well interests	-	-	(25,547)
	(358,812)	(15,857)	(263,530)

Cash flows from financing activities
Advances from (to) related parties	(141,456)	12,982	(144,311)
Convertible loan proceeds	60,000	-	-
Share subscriptions received	10,000	115,875	-
Share capital issued for cash, net of issuance costs	1,493,741	(1,594)	1,147,908
	1,422,285	127,263	1,003,597

(Decrease) increase in cash	253,965	(209,109)	212,347

Cash, beginning of year	6,185	215,294	2,947

Cash, end of year	260,150	6,185	215,294

Supplemental Disclosures
Interest paid	5,287	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Share Capital
	Number	Amount $	Share Subscriptions Received $	Equity Component of Convertible Loan $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Deficit $	Total $

Balance, May 31, 2007	40,862,528	10,839,258	70,000	-	285,754	-	(7,932,995)	3,262,017
Revaluation of investments to Market value at June 1, 2007	-	-	-	-	-	(1,169)	-	(1,169)
Unrealized losses on available-for-sale investments	-	-	-	-	-	(649)	-	(649)
Subscriptions refunded	-	-	(70,000)	-	-	-	-	(70,000)
Shares issued for cash upon:
Exercise of stock options	10,000	1,500	-	-	-	-	-	1,500
Private placements	8,715,000	1,307,250	-	-	-	-	-	1,307,250
Share issuance costs	-	(90,842)	-	-	-	-	-	(90,842)
Stock-based compensation	-	-	-	-	21,311	-	-	21,311
Fair value of brokers’ warrants granted	-	(25,339)	-	-	25,339	-	-	-
Net loss for the year	-	-	-	-	-	-	(1,142,796)	(1,142,796)

Balance, May 31, 2008	49,587,528	12,031,827	-	-	332,404	(1,818)	(9,075,791)	3,286,622
Unrealized losses on available-for-sale investments	-	-	-	-	-	(1,339)	-	(1,339)
Share subscriptions received	-	-	115,875	-	-	-	-	115,875
Share issuance costs	-	(1,594)	-	-	-	-	-	(1,594)
Stock-based compensation	-	-	-	-	12,474	-	-	12,474
Net loss for the year	-	-	-	-	-	-	(454,573)	(454,573)

Balance, May 31, 2009	49,587,528	12,030,233	115,875	-	344,878	(3,157)	(9,530,364)	2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Share Capital
	Number	Amount $	Share Subscriptions Received $	Equity Component of Convertible Loan $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Deficit $	Total $

Balance, May 31, 2009	49,587,528	12,030,233	115,875	-	344,878	(3,157)	(9,530,364)	2,957,465
Unrealized loss on available-for-sale investments	-	-	-	-	-	(30)	-	(30)
Shares issued for cash upon:
Exercise of stock options	12,500	1,250	-	-	-	-	-	1,250
Exercise of warrants	7,054,592	705,459	-	-	-	-	-	705,459
Fair value of options exercised	-	792	-	-	(792)	-	-	-
Fair value of warrants exercised	-	330,632	-	-	(330,632)	-	-	-
Subscription received	-	-	10,000	-	-	-	-	10,000
Private placements	10,808,826	967,105	(115,875)	-	-	-	-	851,230
Share issuance costs	-	(64,198)	-	-	-	-	-	(64,198)
Fair value of warrants granted	-	(515,010)	-	-	515,010	-	-	-
Equity component of convertible loan	-	-	-	14,565	-	-	-	14,565
Stock-based compensation	-	-	-	-	22,477	-	-	22,477
Net loss for the year	-	-	-	-	-	-	(1,419,726)	(1,419,726)

Balance, May 31, 2010	67,463,446	13,456,263	10,000	14,565	550,941	(3,187)	(10,950,090)	3,078,492

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated under the British Columbia Company Act on May 23, 1980 and changed to its current name on February 28, 1984.  Its shares are listed on the TSX Venture Exchange (“TSXV”).  The Company makes expenditures on acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests.  The Company has a working capital of $108,913 (2009 – working capital deficit of $393,518) and has incurred a loss of $1,419,726 in the year ended May 31, 2010 (2009 - $454,573; 2008 - $1,142,796).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

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

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

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

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.

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

j)

Loss Per Share

Basic loss per share amount is computed using the weighted average number of common shares outstanding during the year. The Company calculates diluted loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2010, 2009 and 2008 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

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

n)

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. As at May 31, 2010 and 2009, the Company did not have any asset retirement obligations.

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

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.

SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)

Changes in Canadian Accounting Policies

Accounting policies implemented effective June 1, 2008

During the year ended May 31, 2009, the Company adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” (“Section 3862”) and Section 3863, “Financial Instruments – Presentation” (“Section 3863”).  Section 3862 requires disclosure of detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See Note 3 for additional details.

During the year ended May 31, 2009, the Company adopted CICA Handbook Section 1535, “Capital Disclosures”. This section establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 15 for additional details.

During the year ended May 31, 2009, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on the measurement and disclosure requirements for inventories.  Specifically, the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  The new section had no material change to the Company’s financial position or results of operation.

In January 2009, the CICA approved EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

In March 2009 the CICA approved EIC 174, Mining Exploration Costs. The guidance clarified that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The guidance is applicable to fiscal periods ending after the issuance date. The adoption of this new standard did not have a material impact on the consolidated Company’s financial statements.

Accounting policies implemented effective June 1, 2009

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

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)

Changes in Canadian Accounting Policies (Continued)

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments entail a three level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. Additional disclosure has been included in the Company’s consolidated financial statements (See Note 3).

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

3.

FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties, convertible loans, debt component of convertible loans and accounts payable and accrued liabilities.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables and advances to related parties are designated as “loans and receivables”.  Investments are designated as “available-for-sale”.  Advances from related parties, debt component of convertible loans and accounts payable and accrued liabilities are designated as “other financial liabilities”.

The carrying value of cash, receivables, advances to and from related parties and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Investments are recorded at fair value based on quoted market prices at the balance sheet date.  Debt component of convertible loans are initially measured using proportional fair value method and subsequently carried at amortized cost.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

3.

FINANCIAL INSTRUMENTS (Continued)

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

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

May 31, 2010	Cash	Accounts payable and accrued liabilities

US dollars	$13,065	$51,879

May 31, 2009	Cash	Accounts payable and accrued liabilities

US dollars	$1,210	$106,319

At May 31, 2010, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $6,777.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The Company is exposed to market risk arising from its investments in and holdings of marketable equity securities.  Marketable securities are classified as available-for-sale.  The Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.  At May 31, 2010, with other variables unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $84.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

3.

FINANCIAL INSTRUMENTS (Continued)

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

Fair Value Measurement

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data.

At May 31, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Level 1

Level 2

Investments

$         837

4.

INVESTMENTS

At May 31, 2010 and 2009, the Company owned 15,880 common shares of Linux Gold Corp., a company with directors in common.

The Company classifies its investments as available-for-sale, with revaluation gains and losses recognized in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).  As of May 31, 2010, investments were measured at a fair value of $837 (2009 - $867) and resulted in an unrealized loss of $30 during the year ended May 31, 2010 (2009 – $1,339).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

5.

EQUIPMENT

	May 31 2010 $	May 31 2009 $
Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(20,896)	(19,367)
	6,114	7,643

Automotive equipment – at cost	15,531	15,531
Less: Accumulated amortization	(13,704)	(12,921)
	1,827	2,610

	7,941	10,253

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

7.

MINERAL PROPERTY INTERESTS

	Balance May 31 2008 and 2009 $	Additions $	Write- Offs $	Balance May 31 2010 $

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	196,855	-	-	196,855

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (continued)

	Balance May 31 2008 $	Additions $	Write- Offs $	Balance May 31 2009 $

Property acquisition costs
Silverknife	1	-	-	1
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127

	196,855	-	-	196,855

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

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2011. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US. The Company has written off their exploration and development expenditures of $111,947 entirely, since the claims are not currently being explored. The Company will continue to maintain the option agreement and will only commence its exploration program once more financings are available.

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

•

$5,655 ($5,000 US) for a 90 day option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

•

$38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter (paid),

•

complete a $50,000 US first phase exploration program conducted by the Vendors,

•

$250,000 US per year upon commencement of production.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (Continued)

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other 28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.  Additional exploration expenditures of $13,570 were written off during the year ended May 31, 2009.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has written off their exploration and development expenditures of $661,615 entirely, since the claims are not currently being explored. The Company will continue to maintain the claims and will only commence its exploration program once more financings are available.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs, earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc., was doing exploration work on this property.  An exploration program was completed in late 2008. During the year ended May 31, 2010 the Company incurred exploration expenditure of $358,812 on the property.

Deferred Exploration Expenditures

	May 31 2010 $	May 31 2009 $
Fish Creek Claims
Written off – inactive claims	(111,947)
	(111,947)	-
Gil Venture Claims
Drilling	358,812	120,241
	358,812	120,241
Gold Hill Claims
Travel, maps and rent	-	15,857
	-	15,857
West Ridge Claims
Written off – inactive claims	(661,491)	-
	(661,491)	-
Exploration expenditures for the year	358,812	136,098
Exploration expenditures invoiced or written off
Invoiced to joint venture partner	-	-
Written off – terminated, abandoned or inactive claims	(773,438)	(15,857)
	(414,626)	120,241
Exploration expenditures – beginning of year	3,052,479	2,932,238
Exploration expenditures – end of year	2,637,853	3,052,479

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

8.   ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:

	May 31, 2010 $	May 31, 2009 $
International Diamond Syndicate Ltd.	-	1
IAS Energy, Inc.	24,821	29,821
Linux Gold, Inc.	72,672	46,649
REGI US, Inc.	28,600	-
Reg Technologies Inc.	-	14,058
	126,093	90,529

Advances from related parties:

	May 31, 2010 $	May 31, 2009 $
Reg Technologies Inc.	14,598	-
Information-Highway.com, Inc.	-	28,146
JGR Petroleum, Inc.	-	24,456
John Robertson	-	19,308
KLR Petroleum	5,990	23,534
Rainbow Networks Inc.	-	23,531
REGI US, Inc.	-	12,405
SMR Investments Ltd.	4,900	-
	25,488	131,380

9.

CONVERTIBLE LOANS

On July 15, 2009, the Company entered into two promissory note agreements with an external party for $60,000 and $31,363 (US$27,000) to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts are convertible into shares of the Company at $0.20 per share upon regulatory approval.

In January, 2010 the Company redeemed the convertible loan of $31,363 (US$27,000) with cash payment on the full principal amount of US$27,000.

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature.  The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions:  risk-free interest rate of 1.45%, dividend of 0%, expected life of 1 year and expected volatility of 210%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $76,798 and $14,565 respectively. As at May 31, 2010, $13,295 interest has been amortized with its debt component carried at amortized cost of $58,730 after the repayment of $31,363 (US$27,000).

As of May 31, 2010, interest of $5,272 has been paid to the lender.

Subsequent to May 31, 2010 the Company redeemed the remaining convertible loan of $60,000 with full payment on the principal (See Note 17(a)).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

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

On June 8, 2009, the Company issued 2,120,000 units of capital stock pursuant to a Private Placement at a price of $0.075 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $0.10 per share.  Finders’ fees in connection with this non-brokered private placement were $3,675.

On August 18, 2009, the Company issued 7,042,092 units of capital stock pursuant to a Private Placement at a price of $0.075 per unit.  Each unit consists of one common share and one share purchase warrant exercisable within one year for $0.10 per share and within two years for $0.15 per share.  Finders’ fees in connection with this non-brokered private placement were $34,478.

On November 17, 2009, an employee exercised stock options for 12,500 shares at a price of $0.10 per share.

On November 25, 2009, the Company issued 1,646,734 units of capital stock pursuant to a Private Placement at a price of $0.17 per unit.  Each unit consists of one common share and one share purchase warrant exercisable within one year for $0.22 per share. Finders’ fees in connection with this non-brokered private placement were $17,881.

During January, 2010, the Company issued 7,042,092 common shares for warrants exercised at $0.10 per share.

On April 30, 2010 the Company issued 12,500 common shares for warrants exercised at $0.10 per share.

During the year ended May 31, 2010 the Company incurred filing fees of $8,164 in relation to the financings completed during the year.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

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

During the year ended May 31, 2010, the Company granted a total of 490,000 stock options with total fair value of $21,685 for the options vested during the period.  The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	2.50%	1.94%	2.47%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	137%	117%	126%
Expected life (in years)	4.44	5.00	1.50

On November 17, 2009, a total of 12,500 stock options with a fair value of $792 were exercised, resulting in another 12,500 stock options exercisable on February 16, 2010 and recorded as stock based compensation of $792.

The following is a summary of the Company’s stock option activities during the year ended May 31, 2010:

	Number of Options	Weighted Average Exercise Price $

Balance – May 31, 2009	1,825,000	0.150
Granted	325,000	0.185
Granted	65,000	0.250
Granted	100,000	0.240
Exercised	(12,500)	0.100
Balance – May 31, 2010	2,302,500	0.160

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

Stock Options

The following share purchase options were outstanding at May 31, 2010:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life	Number of Options Exercisable
	$		(years)

December 4, 2010	0.250	65,000	0.50	16,250
November 2, 2011	0.180	25,000	1.42	6,250
April 24, 2012	0.150	1,650,000	1.90	412,500
November 7, 2012	0.220	25,000	2.44	6,250
March 10, 2013	0.210	75,000	2.78	18,750
April 23, 2014	0.100	37,500	3.90	12,500
October 30, 2014	0.185	275,000	4.42	68,750
November 5, 2014	0.185	50,000	4.44	12,500
April 19, 2015	0.240	100,000	4.89	25,000
		2,302,500		578,750

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2010 and 2009:

	Number of Warrants	Weighted Average Exercise Price $

Balance – May 31, 2008	8,953,400	0.20
Expired	(6,238,400)	0.20
Balance – May 31, 2009	2,715,000	0.25

Issued	9,748,826	0.12
Exercised	(7,054,592)	0.10
Expired	(2,715,000)	0.25

Balance – May 31, 2010	2,694,234	0.17

Warrants

The following share purchase warrants were outstanding at May 31, 2010:

Expiry Date	Exercise Price	Number of Warrants	Remaining Contractual Life (years)
	$
June 8, 2010	0.10	1,047,500	0.02
November 25, 2010	0.22	1,646,734	0.49
		2,694,234

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

Warrants (continued)

During the year ended May 31, 2010, a total of 9,748,826 warrants were issued with a fair value of $515,010.  The fair value of warrants issued was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate	1.25%
Expected dividend yield	Nil
Expected stock price volatility	195.36%
Expected life (in years)	1.36

11.  INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s Canadian future tax assets as of May 31, 2010 and 2009 are as follows:

	2010 $	2009 $

Non-capital loss carry forwards	964,000	923,000
Equipment & others	15,000	14,000
Resource deductions	345,000	306,000
Share issue costs	22,000	14,000
	1,346,000	1,257,000
Valuation allowance	(1,346,000)	(1,257,000)

Future income tax assets	-	-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2010 $	2009 $

Statutory tax rate	29.60%	30.38%

Income tax recovery at statutory rate	(420,239)	(138,000)
Permanent differences and other	182,168	48,000
Change in tax rate for non-Canadian company	39,349	-
Effect of change in tax rate	30,883	61,000
Tax benefits not recognized	167,839	29,000

	-	-

The Company has Canadian non-capital losses of approximately $3,854,000 (2009 - $3,690,000), which expire over the years 2014 to 2030.  The Company also has cumulative exploration expenses in the amount of $1,430,000 (2009 -$1,385,000) in Canada, which can be carried forward indefinitely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

12.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2010 (2009 - $30,000; 2008 - $30,000).  As of May 31, 2010, $4,900 (May 31, 2009 - $77,883) was payable to SMR by the Company.

During the year ended May 31, 2010, directors fees of $12,000 (2009 - $16,500; 2008 - $15,500) were paid to the President of the Company.  Administration consulting fees of $20,400 (2009 - $20,400; 2008 - $13,500) were paid to a director of the Company.  Secretarial and consulting fees of $18,600 (2009 - $11,400; 2008 - $5,700) were paid to a director of the Company.

During the year ended May 31, 2010, fees of $5,039 (2009 - $9,409; 2008 - $6,508) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent of $15,055 (2009 - $15,471; 2008 - $12,872) was paid to Linux Gold, Inc. for the year ended May 31, 2010.

13.  TERYL, INC. TRASACTIONS (100% US Subsidiary)

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

14.  SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

May 31, 2010	Canada $	United States $	Total $
Total assets	432,746	2,837,359	3,270,105
Acquisition and exploration costs	1	2,834,707	2,834,708
Net loss	752,797	666,929	1,419,726

May 31, 2009	Canada $	United States $	Total $
Total assets	124,638	3,250,347	3,374,985
Acquisition and exploration costs	1	3,249,333	3,249,334
Net loss	447,653	6,920	454,573

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

15.

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

a)

Oil and Gas Well Interests

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term. The Company has determined that there were no material differences in the measurement and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2010, 2009 and 2008.

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

c)

Asset Retirement Obligations

Under US GAAP, ASC 410, “Asset Retirement and Environmental  Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB Section 3110, “Asset Retirement Obligations”, which are substantially similar to those of ASC 410. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2010, 2009 and 2008.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Stock-Based Compensation

Under US GAAP, ASC 718, “Compensation  - Stock Compensation”  requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options. The Company applied the provisions of ASC 718 which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The Company has a stock-based compensation plan which is described in Note 9. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital.  Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2010, 2009 and 2008.

e)

Marketable Securities and Investments

Under Canadian GAAP, for the year ended May 31, 2007, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the years ended May 31, 2010 and 2009, the Company adopted the provisions of CICA HB Section 3855, “Financial Instruments – Recognition and Measurement”, and CICA HB Section 1530, “Comprehensive Income”, which are similar to the requirements of US GAAP.

Under US GAAP, ASC 320, “Investments – Debt and Equity Securities” requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under Canadian GAAP, as described in Note 2(g), and under US GAAP, the Company’s investments are classified as available-for-sale securities.

f)

Recent Accounting Pronouncements

In June 2009, FASB issued ASC 810-10-05, “Consolidation – Variable Interest Entities” which is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB ASC 810-10-05, “Consolidation - Variable Interest Entities”, related to the changes to the special-purpose entity proposal in FASB ASC 860, “Transfers and Servicing”, and the treatment of specific provisions of ASC 810-10-05.  ASC 810-10-05 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of ASC 810-10-05 have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)

Recent Accounting Pronouncements (Continued)

In June 2009, the FASB issued ASC 860, “Transfers and Servicing”, which is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  ASC 860 was established to clarify derecognition of assets under FASB ASC 860-10-40, “Transfers and Servicing – Derecognition”.  ASC 860 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of ASC 860 have no impact on its consolidated financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC 855 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company has already adopted this policy and its full disclosure is included in Note 17.

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  Under FASB ASC 105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In March 2008, the FASB issued AS 815, “Derivative and Hedging”, which is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company has determined that the adoption of ASC 815 have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

f)

Recent Accounting Pronouncements (Continued)

In December 2007, the FASB issued ASC 805, “Business Combinations”, defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control.  ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company has determined that the adoption of ASC 805 have no impact on its consolidated financial statements.

In December 2007, the FASB issued ASC 810, “Consolidation”, which establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company has determined that the adoption of ASC 810 have no impact on its consolidated financial statements.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, ASC 805, “Business Combinations”, and ASC 810, “Consolidation”. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the assets or liability have significantly decreased.  This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its consolidated financial statements.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods.  This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2010
	Balance Canadian GAAP $	Adjustments $	Balance US GAAP $

Current assets	300,525	-	300,525
Advances to related parties (Note 8)	126,093	-	126,093
Investments (Note 4)	837	-	837
Equipment (Note 5)	7,941	-	7,941
Mineral property interests (Note 7)	196,855	-	196,855
Deferred exploration expenditures (Note 7)	2,637,853	(2,637,853)	-

	3,270,104	(2,637,853)	632,251

Current liabilities	191,612	-	191,612
Shareholders’ equity	3,078,492	(2,637,853)	440,639

	3,270,104	(2,637,853)	632,251

	2009
	Balance Canadian GAAP $	Adjustments $	Balance US GAAP $

Current assets	24,002	-	24,002
Advances to related parties	90,529	-	90,529
Investments (Note 4)	867	-	867
Equipment (Note 5)	10,253	-	10,253
Mineral property interests (Note 7)	196,855	-	196,855
Deferred exploration expenditures (Note 7)	3,052,479	(3,052,479)	-

	3,374,985	(3,052,479)	322,506

Current liabilities	417,520	-	417,520
Shareholders’ equity	2,957,465	(3,052,479)	(95,014)

	3,374,985	(3,052,479)	322,506

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and comprehensive loss would be as follows:

	2010 $	2009 $	2008 $

Net loss for the year, Canadian GAAP	(1,419,726)	(454,573)	(1,142,796)

Adjustment:
Deferred exploration costs (Note 7)	414,626	(120,241)	67,505

Net loss for the year, US GAAP	(1,005,100)	(574,814)	(1,075,291)

Basic and diluted loss per share, US GAAP	(0.02)	(0.01)	(0.02)

Weighted average number of common shares outstanding, basic and diluted	60,736,673	49,587,528	44,538,405

The Company’s comprehensive loss is comprised as follows:

	2010 $	2009 $	2008 $

Net loss for the year, US GAAP	(1,005,100)	(574,814)	(1,075,291)

Change in net unrealized losses on available-for-sale investments (Note 4)	(30)	(1,339)	(649)

Comprehensive loss	(1,005,130)	(576,153)	(1,075,940)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2010 $	2009 $	2008 $

Cash flows used in operating activities, Canadian GAAP	(809,508)	(320,515)	(527,720)
Adjustment:
Exploration expenditures (Note 7)	(358,812)	(15,857)	(211,509)
Cash flows used in operating activities, US GAAP	(1,168,320)	(336,372)	(739,229)
Cash flows provided by financing activities, Canadian and US GAAP	1,422,285	127,263	1,003,597

Cash flows used in investing activities, Canadian GAAP	(358,812)	(15,857)	(263,530)
Adjustment:
Exploration expenditures (Note 7)	358,812	15,857	211,509
Cash flows used in investing activities, US GAAP	-	-	(52,021)
(Decrease) increase in cash	253,965	(209,109)	212,347
Cash, beginning of year	6,185	215,294	2,947
Cash, end of year	260,150	6,185	215,294

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

(Stated in Canadian Dollars)

17.

SUBSEQUENT EVENTS

a)

On June 1, 2010 the Company redeemed the remaining convertible loan of $60,000 with full payment on the principal amount (See Note 9);

b)

 On June 8, 2010 the Company issued 1,047,500 common shares for warrants exercised at $0.10 per share.

c)

On August 17, 2010 the Company signed a letter of agreement, subject to third party due diligence, which will result in the Company acquiring 50% interest in three mining claims in the State of Alaska knows as the Fortitude Project (“the Property”) for following consideration:

-

Issuance of 50,000 common shares of the Company upon acceptance by the Toronto Venture Exchange (the “Approval Date”), which shares were issued on November 2, 2010;

-

Incur $50,000 in exploration expenditures on the Property within one year of the Approval Date and an additional $100,000 exploration expenditures within two years of the Approval Date;

-

Issuance of 50,000 common shares of the Company on the first anniversary of the Approval Date;

-

Issuance of 100,000 common shares of the Company and cash payment of US$10,000 on the second anniversary of the Approval Date.

d)

On August 26, 2010 the Company granted to an investor relations consultant 250,000 share purchase options exercisable into the Company’s common shares at $0.19 per share for three years. The options vest over 12 months with 25% of the options vesting every three months.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit	Description
1.1 (1)	Certificate of Incorporation in the name of Candy Mountain Gold Corporation dated May 23, 1980
1.2 (1)	Certificate of Name Change, Special Resolution and Altered Memorandum dated January 20, 1984 to change name to Teryl Resources Corp.
1.3 (1)

Special Resolution and Altered Memorandum dated October 25, 1985 increasing authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending Articles by adding Special Rights and Restrictions attached to Preferred Shares

1.4 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 increasing number of authorized common shares to 30,000,000 common shares
1.5 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 canceling existing Articles and replacing with new Articles
1.6 (1)	Special Resolution and Altered Memorandum dated November 20, 2000 increasing authorized capital to 100,000,000 common shares
1.7 (1)	Special Resolution and Altered Memorandum, Certificate of Name Change dated February 4, 2003 changing the name Teryl Gold Corp.
1.8 (1)	Transition Application and Notice of Articles dated September 15, 2004 transitioning from Company Act (British Columbia) to the Business Corporations Act (British Columbia)
1.9 (1)	Notice of Alteration effective November 25, 2004 changing name to Teryl Resources Corp.
1.10 (1)	Notice of Articles dated November 25, 2004 reflecting Altered Memorandum and Special Resolution dated November 15, 2004 canceling existing Articles and replacing with new Articles
2.1 (1)	Specimen copy of common share certificate
4.1 (1)	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson
4.2 (1)	Mining Joint Venture Agreement dated September 23, 2009 between Fairbanks Gold Mining, Inc. and Teryl, Inc.
4.3 (1)	Joint Venture Agreement dated March 5, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.4 (1)	Amendment to Joint Venture Agreement dated November 4, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.5 (1)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.6 (1)	Management Agreement dated December 1, 1994 with SMR Investments Ltd.
4.6 (2)	Purchase Agreement dated August 18, 2003 with Michael D. Roberts
4.7 (2)	West Ridge Property Lease Agreement dated July 2003
4.8 (3)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.9 (3)	Upper Fox Creek Development Agreement dated June 23, 2004 with Jean Turner and Ron Way
4.10 (4)	Natural Gas Well Interest Agreement dated May 18, 2006 with IAS Energy, Inc.
4.11 (4)	Mineral Property Agreement dated June 10, 2006 with Frederic and John Rothermel - Gold Hill Property
4.12 (5)	Natural Gas Well Interest Agreement dated April 2, 2008 with IAS Energy, Inc.
4.13 (6)	Investor Relations Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc.
4.14 (6)	Letter of Agreement dated August 17, 2010 with Mark C. Farrar, Christina J. Karnes, Robert W. Karnes and Donald Plancich – Fortitude Project
8.1 (6)	List of Subsidiaries
12.1 (6)	Section 302 Certification - CEO
12.2 (6)	Section 302 Certification - CFO
13.1 (6)	Section 906 Certification - CEO
13.2 (6)	Section 906 Certification - CFO
15.1 (6)	Consent of Morgan & Company
15.2 (6)	Consent of ACAL Group

(1)

incorporated by reference to Registration Statement on Form 20-F filed January 19, 2007

(2)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2004 filed August 3, 2007

(3)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2005 filed August 7, 2007

(4)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed October 19, 2007

(5)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed November 28, 2008

(6)

Attached hereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERYL RESOURCES CORP.

By:     /s/  John G. Robertson

John G. Robinson

President and Direct

DATED:  December 1, 2010

EXHIBIT INDEX

Exhibit	Description
1.1 (1)	Certificate of Incorporation in the name of Candy Mountain Gold Corporation dated May 23, 1980
1.2 (1)	Certificate of Name Change, Special Resolution and Altered Memorandum dated January 20, 1984 to change name to Teryl Resources Corp.
1.3 (1)

Special Resolution and Altered Memorandum dated October 25, 1985 increasing authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending Articles by adding Special Rights and Restrictions attached to Preferred Shares

1.4 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 increasing number of authorized common shares to 30,000,000 common shares
1.5 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 canceling existing Articles and replacing with new Articles
1.6 (1)	Special Resolution and Altered Memorandum dated November 20, 2000 increasing authorized capital to 100,000,000 common shares
1.7 (1)	Special Resolution and Altered Memorandum, Certificate of Name Change dated February 4, 2003 changing the name Teryl Gold Corp.
1.8 (1)	Transition Application and Notice of Articles dated September 15, 2004 transitioning from Company Act (British Columbia) to the Business Corporations Act (British Columbia)
1.9 (1)	Notice of Alteration effective November 25, 2004 changing name to Teryl Resources Corp.
1.10 (1)	Notice of Articles dated November 25, 2004 reflecting Altered Memorandum and Special Resolution dated November 15, 2004 canceling existing Articles and replacing with new Articles
2.1 (1)	Specimen copy of common share certificate
4.1 (1)	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson
4.2 (1)	Mining Joint Venture Agreement dated September 23, 2009 between Fairbanks Gold Mining, Inc. and Teryl, Inc.
4.3 (1)	Joint Venture Agreement dated March 5, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.4 (1)	Amendment to Joint Venture Agreement dated November 4, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.5 (1)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.6 (1)	Management Agreement dated December 1, 1994 with SMR Investments Ltd.
4.6 (2)	Purchase Agreement dated August 18, 2003 with Michael D. Roberts
4.7 (2)	West Ridge Property Lease Agreement dated July 2003
4.8 (3)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.9 (3)	Upper Fox Creek Development Agreement dated June 23, 2004 with Jean Turner and Ron Way
4.10 (4)	Natural Gas Well Interest Agreement dated May 18, 2006 with IAS Energy, Inc.
4.11 (4)	Mineral Property Agreement dated June 10, 2006 with Frederic and John Rothermel - Gold Hill Property
4.12 (5)	Natural Gas Well Interest Agreement dated April 2, 2008 with IAS Energy, Inc.
4.13 (6)	Investor Relations Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc.
4.14 (6)	Letter of Agreement dated August 17, 2010 with Mark C. Farrar, Christina J. Karnes, Robert W. Karnes and Donald Plancich – Fortitude Project
8.1 (6)	List of Subsidiaries
12.1 (6)	Section 302 Certification - CEO
12.2 (6)	Section 302 Certification - CFO
13.1 (6)	Section 906 Certification - CEO
13.2 (6)	Section 906 Certification - CFO
15.1 (6)	Consent of Morgan & Company
15.2 (6)	Consent of ACAL Group

(1)

incorporated by reference to Registration Statement on Form 20-F filed January 19, 2007

(2)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2004 filed August 3, 2007

(3)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2005 filed August 7, 2007

(4)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed October 19, 2007

(5)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed November 28, 2008

(6)

Attached hereto.