Form 20-F/A
period 2010-05-31
TERYL RESOURCES CORP
filed 2011-03-07
CIK 1109313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of Teryl Resources Corp. for the year ended May 31, 2010, which was filed with the Securities and Exchange Commission on December 1, 2010 (the “Original Filing”). This Amendment is being filed solely to amend Item 16.F. Change in Registrant’s Certifying Accountant in the Original Filing as set forth in the attached  hereto by including as an exhibit a letter from the former auditor confirming its agreement with the statements set forth in Item 16F.   No other changes are hereby made to the Original Filing.

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

Attached as Exhibit 16.1 is a letter dated March 2, 2011, addressed to the Securities and Exchange Commission, from our former auditor, Morgan & Company, Chartered Accountants, stating that they agree with the statements made in this Item 16F.  Change in Registrant’s Certifying Accountant.

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

1.4 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 increasing number of authorized common shares to 30,000,000 common shares
1.5 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 canceling existing Articles and replacing with new Articles
1.6 (1)	Special Resolution and Altered Memorandum dated November 20, 2000 increasing authorized capital to 100,000,000 common shares
1.7 (1)	Special Resolution and Altered Memorandum, Certificate of Name Change dated February 4, 2003 changing the name Teryl Gold Corp.
1.8 (1)	Transition Application and Notice of Articles dated September 15, 2004 transitioning from Company Act (British Columbia) to the Business Corporations Act (British Columbia)
1.9 (1)	Notice of Alteration effective November 25, 2004 changing name to Teryl Resources Corp.
1.10 (1)	Notice of Articles dated November 25, 2004 reflecting Altered Memorandum and Special Resolution dated November 15, 2004 canceling existing Articles and replacing with new Articles
2.1 (1)	Specimen copy of common share certificate
4.1 (1)	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson
4.2 (1)	Mining Joint Venture Agreement dated September 23, 2009 between Fairbanks Gold Mining, Inc. and Teryl, Inc.
4.3 (1)	Joint Venture Agreement dated March 5, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.4 (1)	Amendment to Joint Venture Agreement dated November 4, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.5 (1)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.6 (1)	Management Agreement dated December 1, 1994 with SMR Investments Ltd.
4.6 (2)	Purchase Agreement dated August 18, 2003 with Michael D. Roberts
4.7 (2)	West Ridge Property Lease Agreement dated July 2003
4.8 (3)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.9 (3)	Upper Fox Creek Development Agreement dated June 23, 2004 with Jean Turner and Ron Way
4.10 (4)	Natural Gas Well Interest Agreement dated May 18, 2006 with IAS Energy, Inc.
4.11 (4)	Mineral Property Agreement dated June 10, 2006 with Frederic and John Rothermel - Gold Hill Property
4.12 (5)	Natural Gas Well Interest Agreement dated April 2, 2008 with IAS Energy, Inc.
4.13 (6)	Investor Relations Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc.
4.14 (6)	Letter of Agreement dated August 17, 2010 with Mark C. Farrar, Christina J. Karnes, Robert W. Karnes and Donald Plancich – Fortitude Project
8.1 (6)	List of Subsidiaries

Exhibit	Description
12.1 (7)	Section 302 Certification - CEO
12.2 (7)	Section 302 Certification - CFO
13.1 (7)	Section 906 Certification - CEO
13.2 (7)	Section 906 Certification - CFO
15.1 (6)	Consent of Morgan & Company
15.2 (6)	Consent of ACAL Group
16.1 (7)	Letter dated March 2, 2011 to the Securities and Exchange Commission from Morgan & Company, Chartered Accountants

(1)

incorporated by reference to Registration Statement on Form 20-F filed January 19, 2007

(2)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2004 filed August 3, 2007

(3)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2005 filed August 7, 2007

(4)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed October 19, 2007

(5)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed November 28, 2008

(6)

incorporated by reference to Annual Report on Form 20-F for the fiscal year ended May 31, 2010 filed December 1, 2010

(6)

Attached hereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERYL RESOURCES CORP.

By:     /s/  John G. Robertson

John G. Robinson

President and Direct

DATED:  March 4, 2011

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

1.4 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 increasing number of authorized common shares to 30,000,000 common shares
1.5 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 canceling existing Articles and replacing with new Articles
1.6 (1)	Special Resolution and Altered Memorandum dated November 20, 2000 increasing authorized capital to 100,000,000 common shares
1.7 (1)	Special Resolution and Altered Memorandum, Certificate of Name Change dated February 4, 2003 changing the name Teryl Gold Corp.
1.8 (1)	Transition Application and Notice of Articles dated September 15, 2004 transitioning from Company Act (British Columbia) to the Business Corporations Act (British Columbia)
1.9 (1)	Notice of Alteration effective November 25, 2004 changing name to Teryl Resources Corp.
1.10 (1)	Notice of Articles dated November 25, 2004 reflecting Altered Memorandum and Special Resolution dated November 15, 2004 canceling existing Articles and replacing with new Articles
2.1 (1)	Specimen copy of common share certificate
4.1 (1)	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson
4.2 (1)	Mining Joint Venture Agreement dated September 23, 2009 between Fairbanks Gold Mining, Inc. and Teryl, Inc.
4.3 (1)	Joint Venture Agreement dated March 5, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.4 (1)	Amendment to Joint Venture Agreement dated November 4, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.5 (1)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.6 (1)	Management Agreement dated December 1, 1994 with SMR Investments Ltd.
4.6 (2)	Purchase Agreement dated August 18, 2003 with Michael D. Roberts
4.7 (2)	West Ridge Property Lease Agreement dated July 2003
4.8 (3)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.9 (3)	Upper Fox Creek Development Agreement dated June 23, 2004 with Jean Turner and Ron Way
4.10 (4)	Natural Gas Well Interest Agreement dated May 18, 2006 with IAS Energy, Inc.
4.11 (4)	Mineral Property Agreement dated June 10, 2006 with Frederic and John Rothermel - Gold Hill Property
4.12 (5)	Natural Gas Well Interest Agreement dated April 2, 2008 with IAS Energy, Inc.
4.13 (6)	Investor Relations Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc.
4.14 (6)	Letter of Agreement dated August 17, 2010 with Mark C. Farrar, Christina J. Karnes, Robert W. Karnes and Donald Plancich – Fortitude Project
8.1 (6)	List of Subsidiaries
12.1 (7)	Section 302 Certification - CEO
12.2 (7)	Section 302 Certification - CFO
13.1 (7)	Section 906 Certification - CEO
13.2 (7)	Section 906 Certification - CFO
15.1 (6)	Consent of Morgan & Company
15.2 (6)	Consent of ACAL Group
16.1 (7)	Letter dated March 2, 2011 to the Securities and Exchange Commission from Morgan & Company, Chartered Accountants

(1)

incorporated by reference to Registration Statement on Form 20-F filed January 19, 2007

(2)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2004 filed August 3, 2007

(3)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2005 filed August 7, 2007

(4)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed October 19, 2007

(5)

incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed November 28, 2008

(6)

incorporated by reference to Annual Report on Form 20-F for the fiscal year ended May 31, 2010 filed December 1, 2010

(7)

Attached hereto.