Form 20-F
period 2011-05-31
TERYL RESOURCES CORP
filed 2011-12-15
CIK 1109313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2011
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

72,103,605  common shares outstanding at May 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐  Yes    ☑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards as issued

☐

Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ☑  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended May 31, 2011, 2010, 2009, 2008 and 2007.

The selected financial and operating information as at May 31, 2011, 2010, 2009, 2008 and 2007 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

Fiscal Years ended May 31,
	2011 $	2010 $	2009 $	2008 $	2007 $
Revenues
Canadian GAAP	–	–	–	–	–
U.S. GAAP	–	–	–	–	–
Total Assets
Canadian GAAP	3,339,690	3,270,104	3,374,985	3,486,056	3,562,296
U.S. GAAP	397,339	632,251	322,506	553,818	561,383
Net Assets
Canadian GAAP	3,224,028	3,078,492	2,957,465	3,286,622	3,262,017
U.S. GAAP	281,677	440,639	(95,014)	354,384	261,104
Net Income/(Loss)
Canadian GAAP	(530,566)	(1,419,726)	(454,573)	(1,142,796)	(465,540)
U.S. GAAP	(835,064)	(1,005,100)	(574,814)	(1,075,291)	(506,164)
Net Income/(Loss) Per Share
Canadian GAAP	(0.01)	(0.02)	(0.01)	(0.03)	(0.01)
U.S. GAAP	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)
Share capital
Canadian GAAP	14,004,922	13,456,263	12,030,233	12,031,827	10,839,258
U.S. GAAP	14,004,922	13,456,263	12,030,233	12,031,827	10,839,258
Weighted average number of shares outstanding[2]	69,973,962	60,736,673	49,587,528	44,538,405	39,663,029

Fiscal Years ended May 31,
	2011 $	2010 $	2009 $	2008 $	2007 $
Cash provided by (used in) operating activities
Canadian GAAP	(399,970)	(950,964)	(307,533)	(527,720)	(210,871)
U.S. GAAP	(753,533)	(1,309,776)	(323,390)	(739,229)	(252,495)
Cash provided by (used in) investing activities
Canadian GAAP	(350,864)	(358,812)	(15,857)	(263,530)	(290,762)
U.S. GAAP	2,699	–	–	(52,021)	(249,138)

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

Year Ended May 31,
	2011	2010	2009	2008	2007
Average for Period	$1.0072	$1.0629	$1.1574	$1.0141	$1.1367

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	November	October	September	August	July	June
	2011	2011	2011	2011	2011	2011
High for Period	$1.0489	$1.0563	$1.0329	$0.9934	$0.9699	$0.9890
Low for Period	$0.9968	$0.9923	$0.9773	$0.9539	$0.9443	$0.9701

On May 31, 2010, the exchange rate was $0.9769 for US$1.00.  As of December 14, 2011, the exchange rate was $1.03595 for US$1.00.

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

The development of our properties depends on our ability to obtain additional required financing or obtaining joint venture partners.  As noted in our audited consolidated financial statements for the year ended May 31, 2011, we have incurred significant operating losses and have an accumulated deficit of $11,480,656 at May 31, 2011. We also had a working capital of $42,452 as at May 31, 2011, which is not sufficient to achieve our planned business objectives.  Our ability to continue as a going concern is dependent on continued financial support from our shareholders and other related parties, our ability to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to meet our liabilities as they become payable and satisfy working capital and operating needs.

Issuance of additional shares would dilute the interests of existing shareholders.

We are authorized to issue 100,000,000 common shares and 5,000,000 preferred shares.  On May 31, 2011, we had 72,103,605 common shares issued and outstanding and no preferred shares issued.  Our Board has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes.  Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

We expect to incur losses for the foreseeable future.

We expect to incur losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations (see Item 5.B. Liquidity and Capital Resources).

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

Several of our directors and officers are also directors, officers or shareholders of other companies.  In particular, Mr. Robertson, Ms. Robertson and Ms. Jane He are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with our company.  We entered into an agreement with Linux Gold Corp. whereby we could earn up to 50% of the Fish Creek claims.  In addition, Ms. Robertson and Mr. Robertson are directors and officers of SMR Investments Ltd., which holds approximately 3.75% of our common shares as at May 31, 2011.  Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  Our Board has resolved that any transaction involving a related party is required to be reviewed and approved by our Audit Committee.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

Enforcement of Civil Liabilities

As Canadian citizens and residents, our directors and officers may not be subject to U.S. legal proceedings, a result of which is that recovery on judgments issued by U.S. courts may be difficult or impossible.  While reciprocal enforcement of judgment legislation exists between Canada and the U.S., our insiders may have defenses available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible.  Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints.  Canadian law may not provide for remedies equivalent to those available under U.S. law.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities based on U.S. federal securities laws.

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

Our common shares are considered penny stocks and are subject to the Penny Stock Rules

Since our common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for our common shares and may severely and adversely affect the ability of broker-dealers to sell our common shares.

Our directors, officers and their related companies collectively own approximately 8.95% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

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

Our corporate offices and our registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada.  Our telephone number is 604-278-5996.  Since our inception and during the three fiscal years ending May 31, 2011, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests.  We currently have mineral property interests in Alaska and British Columbia.  All of our mineral properties are in the exploration stage.  We are in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests.  As a result of the uncertainty that is typical for an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

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

On September 21, 2011 we signed a letter of intent (“LOI”) to sell all of our 20% interest in the Gil Venture property to FGM. In accordance with the terms of the LOI, FGM granted to us a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid upon commencement of commercial production from a mine constructed on the property.

West Ridge Claims, Fairbanks Mining District, Alaska

We earned a 100% in the West Ridge mineral claims, comprising approximately 5,200 acres, located in the Dome Creek area of the Fairbanks district of Alaska, which claims are subject to a 1% net smelter return to the State of Alaska.   The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.  During the year ended May 31, 2011 we expended $8,165 (2010 - $Nil) in exploration expenditures on the West Ridge property.  We will continue to maintain the claims and will only commence our exploration program once more financings are available.

Fish Creek Claims, Fairbanks Mining District, Alaska

In March 2002, we acquired from Linux Gold Corp., a company with common directors, an option to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending $500,000 US within three years and the issuance of 200,000 common shares, which shares were issued in December 2002.

An additional 100,000 shares were issued in February 2007 in payment for an extension of the date on which expenditures were required to be completed to March 5, 2007, which date was further extended with amended agreements. On October 1, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2013, and to reduce the exploration cost requirement by $77,646 representing the amount owed by Linux to the Company as at August 31, 2011.

Linux Gold Corp. will retain a 5% net royalty interest until we pay $2,000,000 US and/or back in for a 25% working interest prior to commencement of production.  During the year ended May 31, 2011 we did not incur exploration and development expenditures.  We will continue to maintain the option agreement and will commence our exploration program once more financings are available.

Silverknife Claims, Liard Mining Division, British Columbia

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty (“NPR”) to Rapitan and a 1% Net Smelter Returns to SMR. On December 21, 2010 the Company purchased the 10% NPR in the Silverknife property from Rapitan for consideration of 200,000 common shares of the Company issued at a fair value of $32,000 on January 25, 2011. Exploration work is planned for calendar year 2012.

Fortitude Project, Kahiltna Terrane, Anchorage, Alaska

On August 17, 2010 we entered into a Letter of Agreement with Mark C. Farrar, J. Karnes, Robert W. Karnes and Donald Plancich (the “Vendors”) whereby we were granted an option to acquire a 50% interest in eleven mineral claims located approximately 130 kilometers northwest of Anchorage, Alaska, known as the Fortitude Project.  The claim block is in the Kahiltna Terrane area near the Kiska Metals Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit.

The letter agreement includes an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims (the “Fortitude Project”). Consideration for the option is as follows:

-

issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);

-

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

-

issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

-

contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.  The Option Agreement was officially terminated on October 4, 2011.

Also in accordance with the Letter Agreement, on October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane within five miles from the exterior boundary of the Fortitude Project. The additional mineral claims are 100% owned by Teryl Resources Corp, subject to a 2 ½ % net royalty interest to the Vendors.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We own a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann  #4 wells, located in Burleson County, Texas. During the fiscal year ended May 31, 2011, revenues of $32,988 were recorded from the Texas properties compared to revenues of $10,076 for the fiscal year ended May 31, 2010.  The carrying cost of these wells has been completely depleted.

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

Source of Funds for Fiscal 2012

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

During September, 2011, we signed a Letter of Intent to sell all our 20% interest in the Gil joint venture claims. Upon closing the transaction we will receive a US$2,500,000 advance royalty payment and an additional US$1,500,000 advance royalty payment will be paid upon commencement of production on the property. The definitive agreement has not been signed as of the date of this report.

In the event that no other sources of capital were available to us in the future on a reasonable financial basis, or the sale of Jill Claims is not completed, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon the our business.

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

We had a working capital of $42,452 at May 31, 2011, compared to working capital deficiency of $108,913 at May 31, 2010.

Use of Funds for Fiscal 2012

During the year ended May 31, 2012, we estimate that we will expend approximately $270,000 on general and administrative expenses and approximately $250,000 on property exploration and development expenses.

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver.  The space is shared with several other companies which share common management. The annual rent for our portion of this 2,200 square foot space paid during 2011 was $14,515 (2011 - $15,055).  We have occupied these facilities since November 1, 2006.  These facilities are believed to be adequate for meeting our needs for the immediate future.  If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates.  There are no current plans to purchase or otherwise acquire any properties in the near future.

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

In February 2010 a budget of US$1,524,600 for an exploration program was approved by FGM on the Gil joint venture.

In March, 2010, a 12.8 mile ground magnetometer/radiometer survey was completed and a 15,000 foot drilling program commenced in April.  The goal of the 2010 program was to further delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity.  The 2010 plan called for ground geophysics, 11,000 feet of reverse circulation (RC) drilling and 5,000 feet of HQ-NQ core drilling.  In addition, fieldwork involving mapping, soil and rock sampling and mobile metal ion (MMI) geochemical sampling is to be performed.

On October 18th, 2010 we announced that we had the interim technical report for the Gil joint venture, which had been prepared by Mark S. Robinson, Certified Professional Geologist.  Interpretation and conclusion are as follows:

The Gil joint venture project is located in the northern Fairbanks mining district in an area that is road-accessible, located on State owned lands with good access to power.  The ore bodies within the project area are contained in the Cleary Sequence, a subunit of the Fairbanks Schist unit.  The Cleary Sequence and Fairbanks Schist unit hosts commercially viable mineralization elsewhere in the Fairbanks Mining District.  Rocks of the Cleary Sequence and Fairbanks Schist unit are present in the headwaters of many of the streams that have been mined for placer gold in the past.

The project is hosted in poly-deformed Paleozoic metamorphic rocks intruded by mid-Cretaceous intrusive rocks that are genetically associated with gold mineralization.  Favorable host rocks at Gil are predominantly calc-silicate rocks, although gold mineralization can be found in quartz-mica schist, felsic schist or the calcareous biotitechlorite-quartz schist.  Gold is hosted in quartz-rich veins and replacement zones and is associated with anomalous arsenic and bismuth.

Exploration conducted in the 1990’s identified widespread structurally-controlled gold mineralization at the Main Gil and North Gold prospects.  Extensive drilling, sampling, and trenching in between 1992 and 2004 defined the extent of gold mineralization in these areas and also developed several other exploration targets.  The Gil prospect’s lode deposits, principally the Main, North Gil, and Sourdough Ridge Zones, have been partially tested by 92 core holes totaling 36,084 feet, 364 reverse circulation drill holes, totaling 110,844 feet, and 21 trenches with a combined length of over 7,420 feet.

As currently known, the majority of the Gil’s total gold resource is contained in the Main Gil deposit.  This northeast striking, steeply north dipping calc-silicate unit remains open at depth and along strike.  The east-west striking, north dipping North Gil resource area is hosted primarily in quartz veins in quartz-mica schist, felsic schist or the calcareous biotite-chlorite-quartz schist.  A significant gold anomaly has been outlined between the Main Gil and North Gil deposits and at the intersection zone where the Main Gil and North Gil trends cross.  Drilling in all of these areas has yielded positive results.

Significant exploration results have also been generated on the Sourdough Ridge prospect.  Soil sampling, ground-based magnetometer surveys, and drilling have yielded significant results and the new data suggests that these anomalies are due to a series of northeast trending, steeply dipping quartz veins that coalesce into ore zones that may be potentially mineable.

Several other exploration targets have been identified but have not been fully tested.  These targets include gold anomalies located along All Gold Ridge, a calcsilicate layer identified north of the North Gil Zone, gold-bismuth-bearing quartz veins on the western Gil project and a gold anomaly outlined to the south of the Main Gil Zone. Additional exploration work will be needed in these areas to determine their potential.

On January 24, 2011 we announced the receipt of the 2010 Gil Joint Venture Annual Report. The goal of the 2010 Gil program was to further delineate the strike extension of the mineralized zones, and to infill between step-out holes, in order to gain a better understanding of ore-zone continuity. Drilling began April 12 and concluded on August 16. The exploration program consisted of 14,977.5 feet of drilling: 27 reverse-circulation (RVC) drill holes, totaling 9,546 feet, and 11 core holes, totaling 5,431.5 feet.

Previous exploration work has outlined three mineralized areas: The Main Gil Zone, The North Gil Zone, and Sourdough Ridge. Gold mineralization within the Gil JV Claim Block has been traced along the Main Gil Trend for approximately 3,000 feet. In the North Gil Zone, exploration work has outlined mineralization across a 2,000-foot trend. The 509 Trend, located on Sourdough Ridge, has been traced along strike for 2,000 feet. Mineralization along the Northern Calc-silicate unit, located in the northern portion of Sourdough Ridge, has been traced to the east for 600 feet.

KGC contracted Metallogeny, Inc. (MI), a privately owned geological contracting company, to perform the 2010 drilling program. MI also conducted a ground magnetometer survey, trench mapping and sampling, metallurgical sampling, section review, and interpretation for the Gil Project.

A report on the heap leach cyanidation testing on the Gil project drill core samples, by McClelland Laboratories, was conducted using three drill core samples. The three Gil samples were amenable to simulated heap leach cyanidation treatment a 80% - 12.5 mm feed size.

Recommendations for 2011 are to continue stepping out along mineralized trends, and to utilize exploration data to re-focus target areas. A systematic trenching program, followed by drilling, is recommend for: the northeastern extension of the 509 Trend, specifically, the eastern slope of Lohr Ridge; the Northern Calc-silicate Unit, and the calc-silicate unit located between the North Gil and Main Gil areas. Trenches should be oriented perpendicular to the trend of mineralization and spaced at 200-to 400-foot intervals. The trench program will help focus drill targets over the excavated area and allowing for more aggressive step-outs along the specific trends. Trenching will also provide good access to the target areas. All prep work could be accomplished in winter months. Drilling in areas susceptible to muddy conditions could be ready for spring when the ground is still frozen. Trenching, access trails, and pad construction are essential for moving forward as drilling progresses along steep slopes. Completion of extensive surface improvement will be contingent on permit approvals, and approval of the 2011 budget.

On April 24, 2011 we announced that we have received the preliminary assessment for the property.

The measured, indicated and inferred resources contained at the property were determined at a cutoff grade of 0.015 oz Au/ton in order to correspond to the heap-leach ore cutoff grade currently being employed at the Fort Knox gold mine (see table below). These mineral resources are not mineral reserves and therefore have not been demonstrated to be economically viable.

Au-Extraction Method	Class (Resource)	Cutoff (oz/ton)	Avg. Au-grade Above Cutoff	Tons	Ounces GOLD
Heap Leach	Measured	0.015	0.0304	2,283,057.1	69,499.1
Heap Leach	Indicated	0.015	0.0279	9,571,130.0	267,408.0
Heap Leach	Inferred	0.015	0.0222	8,002,591.0	178,009.2
Total				19,856,778.0	514,916.3

The goal of this preliminary assessment was to determine a realistic/conservative net present value (NPV) and internal rate of return (IRR) one could expect from a hypothetical open-pit mining operation at the property. This assessment was based on the measured, indicated and inferred resources determined from the pre-feasibility resource estimation (Robinson, 2011). The methods used and assumptions made during the resource estimation were reviewed by the Qualified Person, Mark S. Robinson (Certified Professional Geologist #6414) and are NI 43-101 compliant.

This preliminary assessment will include inferred mineral resources and therefore we are required to provide the following cautionary statement required by section 2.3(3)(b) of the 43-101 Instrument:

“This preliminary assessment is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of this preliminary assessment will be realized.”

The Gil joint venture gold property is still in the greenfields stage of exploration. As a result, few background studies have been conducted that relate to mining processes, engineering and expected costs during mine preparation, production and closure. In an attempt to avoid any error associated with a lack of information, it was decided to omit permitting costs, costs associated with land acquisition, exploration costs during production, and mine closure costs in this assessment. Working capital costs are expected to be quite low for Gil due to the assumption that all equipment and processing facilities used already exist and will be provided by Fort Knox. For this reason, working capital costs were included within the annual fixed costs.

During the year ended May 31, 2011, our share of the costs on the Gil property was $279,448, compared to $358,812 for the year ended May 31, 2010.

On September 21, 2011 we signed a letter of intent (“LOI”) to sell all of our 20% interest in the Gil Venture property to FGM. In accordance with the terms of the LOI, FGM granted to us a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid upon commencement of commercial production from a mine constructed on the property.

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

West Ridge Claims

The West Ridge Property is made up of 53 state mining claims north of Fairbanks, Alaska, a distance of 22 miles by road.  The West Ridge property adjoins KGC’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.  We spent $8,165 on staking and recording in fiscal 2011. No field work was conducted on the West Ridge property during the fiscal years 2009 or 2010.

Fortitude Project, Kahiltna Terrane, Anchorage, Alaska

We were granted an option to acquire a 50% interest in eleven mineral claims located approximately 130 kilometers northwest of Anchorage, Alaska, known as the Fortitude Project.  The claim block is in the Kahiltna Terrane area near the Kiska Metals Corp./ Kennecott Exploration Inc. Whistler gold-copper deposit. On October 4, 2011 we terminated the option agreement.

On October 26, 2010 we staked and recorded additional 23 mineral claims adjacent to the Kiska Metals Corp. Mineral claim block.  These claims are 100% owned by us, subject to a 2 1/2 % net royalty interest.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at May 31, 2011, 2010 and 2009 should be read in conjunction with our audited consolidated financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 16 of the audited financial statements as of May 31, 2011 included herein at Part IV – Item 17.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended May 31, 2011, 2010 and 2009 are as follows:

Year Ended May 31, 2011 as compared to Year Ended May 31, 2010

We incurred a net loss of $530,566 during the year ended May 31, 2011, compared to a net loss of $1,419,726 during the year ended May 31, 2010.

The significant decrease in loss was due to an exploration expenditures write-off of $45,815 in 2011, compared to $773,438 in 2010. During 2010, we wrote off $111,947 in cumulative exploration and development expenditures in our Fish Creek Property located in Fairbanks, Alaska, and cumulative exploration and development costs of $661,491 in our West Ridge property located in Dome Creek, Alaska, because the two claims were not explored during 2010. During 2011, we wrote off exploration costs of $11,554 on our Gold Hill claims and $34,261 on our Kahiltna Terrane claims, both incurred during 2011.

Other expenses that changed from 2010 to 2011 are as follows:

-

In 2010, we recorded interest expense of $18,582 on the two convertible debentures issued in  2010; we did not record interest expense during 2011 because the convertible debentures were repaid on the first day of the year;

-

In 2010, we incurred geological consulting fees of $41,915, which decreased to $1,172 in 2011 because most of the work needed for our properties was completed in 2010;

-

Consulting, management and directors’ fees increased slightly from $133,359 in 2010 to $139,344 due to a severance payment made to the former CFO ;

-

Professional fees decreased from $59,726 in 2010 to $44,489 in 2011; and secretarial and employee benefits decreased from $41,925 in 2010 to $29,467 in 2011 due to our successful effort in streamlining our operations;

-

Publicity, promotion and investor relations costs decreased from $228,196 in 2010 to $126,119 in 2011, and travel, auto and entertainment decreased from $30,972 in 2010 to $19,551 in 2011, due to our continuing effort to utilize more efficient investor awareness programs and communication methods.

-

Stock-based compensation increased from $22,477 in 2010 to $63,775 in 2011 largely due to options granted to an investor relation consultant that fully vested during the year. All options vest 25% upon exercising of the prior 25%.

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

B.

Liquidity and Capital Resources

As of May 31, 2011, we had a cash position of $19,371, compared to $257,650 as at May 31, 2010, representing a decrease of $238,279.  As of May 31, 2011, we had a working capital of $42,452, compared to a working capital of $229,528 as at May 31, 2010.

During the year ended May 31, 2011, we issued the following equity securities for cash:

-

On June 6, 2010, we issued 1,047,500 common shares upon the exercise of warrants at $0.10 per share, for gross proceeds of $104,750.

-

On December 17, 2010, we issued 1,983,326 units pursuant to a private placement at $0.15 per unit, for gross proceeds of $297,499.  Each unit consists of one common share and one share purchase warrant exercisable into our common stock at $0.20 per share, expiring December 17, 2011.  A finders’ fee of $11,570 was paid in connection with this private placement.

-

On January 19, 2011, we issued 1,359,333 units pursuant to a private placement at $0.15 per unit, for gross proceeds of $203,900.  Each unit consists of one common share and one share purchase warrant exercisable into our common stock at $0.20 per share, expiring January 19, 2012.  A finders’ fee of $6,993 was paid and 39,000 broker warrants were issued which are exercisable into our common stock at $0.20 per share, expiring January 19, 2012.

During the year ended May 31, 2011, we repaid convertible debentures of $60,000 borrowed during the year ended May 31, 2010.

On September 30, 2010, the Company issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012.

All of our mineral properties are at the early exploration stages.  We do not expect to generate significant revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital or shareholder loans.  Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses, to carry out the 2012 exploration program on our mineral properties, and for the acquisition of a property or properties, as applicable.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $270,000 to fund our general and administrative expenses for the next twelve months.  We will also require $100,000 to complete the proposed exploration program on the West Ridge mineral property and $150,000 to complete out our exploration program on our Silverknife mineral property.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information

Not applicable.

E.

Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

We did not have any contractual obligations as at May 31, 2011.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

As of May 31, 2011, our Board consisted of five directors, of whom two are independent non-executive directors. The following table provides certain information about the members of our Board and our executive officers as of December 15, 2011.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson	President, CEO, Chairman and Director	70	October 25, 1982
Suzan El-Khatib	Director	27	April 29, 2011
Susanne Robertson	Director	65	September 12, 1990
Thomas Robertson	Director	51	January 4, 2010
Jane He	CFO and Corporate Secretary	49	February 25, 2011

(1)

Jennifer Lorette resigned as a director of the Company on August 9, 2011.

(2)

Monique van Oord resigned as the CFO of the Company on February 25, 2011.

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

Thomas Robertson has been an investor relations consultant with Molycor Gold Corp., a TSX.V issuer, since January 2005; previously he was a corporate development and investor relations consultant with several TSX.V issuers, being Strike Zone Minerals (2004), Auterra Ventures Inc. (2004), and Toba Industries (2003/2004.  He was also an investor relations consultant with two OTC BB companies, being Tital Consolidated Inc. (2003/2004), Timber Resources International Inc. (2003).

Suzan El-Khatib has been a director since April 2011.  She is a barrister and solicitor and has been an associate with NewPort Law Corporation since September 2010.

Jane He has been the CFO since February 25, 2011.  She has more than ten years’ experience in fund accounting in the financial industry.  She is in charge of daily business transactions and accounting for the company.

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

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for the year ended May 31, 2011 whose total compensation was more than $150,000. These individuals are referred to collectively as the “NEOs”.

Name and Principal Position	Year ended May 31	Salary ($)	Shared awards ($)	Option based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
John G. Robertson, (1) Chief Executive Officer	2011 2010 2009	12,000 12,000 16,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	42,000 42,200 46,500
Jane He, (2) Chief Financial Officer	2011 2010 2009	3,750 NA NA	Nil NA NA	Nil NA NA	Nil NA NA	Nil NA NA	Nil NA NA	Nil NA NA	3,750 NA NA

(1)

Mr. Robertson receives $1,000 a month as a director of the Company and SMR Investments Ltd, a private company controlled by Mr. Robertson is paid $2,500 per month for management services.

(2)

Ms. Jane He was appointed the CFO of the Company on February 25, 2011

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

We have a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets out all stock option-based awards granted to the executive officers and outstanding as of May 31, 2011.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John Robertson	1,000,000	0.15	April 24, 2012	30,000	750,000	22,500
Jane He	Nil	NA	NA	NA	NA	NA

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

Compensation of Directors

The following table sets forth all compensation provided to the directors during the year ended May 31, 2011, in their capacity as directors.

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

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Susanne Robertson	Nil	Nil	Nil	Nil	Nil	Nil (1)	Nil
Suzan El-Khatib	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Thomas Robertson	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Mrs. Robertson is a shareholder of SMR Investments Ltd., which is paid $2,500 per month for management services provided for the Company by Mr. John Robertson, who is also a shareholder of SMR Investment Ltd. No fees were paid to Mrs. Robertson.

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

We have the following committees of the Board:

Audit Committee

The Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the SEC.

We have been unable to retain the services of a person who qualifies as an “audit committee financial expert”.  Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

D.

Employees

We do not presently have any employees.

E.

Share Ownership

The following table sets forth the common share ownership of each of our officers and directors.  Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares (1)
John G. Robertson (2)	2,777,514	President, CEO and Director	3.82%
Suzan El-Khatib	Nil	Director	0.00%
Jane He	Nil	CFO	0.00%
Thomas Robertson	Nil	Director	0.00%
Susanne Robertson (3)	3,724,150	Director	5.13%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (5 persons)	6,501,664		8.95%

(1)

Based on diluted issued and outstanding share capital of  72,628,605 common shares as of December 15, 2011

(2)

Included in John Robertson’s shareholdings are: (i) 445,450 shares registered in the name of Access Information Services, a private British Columbia corporation controlled by the Robertson Family Trust; (ii) 50,000 shares registered in the name of KLR Petroleum Inc., a private British Columbia corporation controlled by John Robertson.  Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.

(3)

Included in Ms. Robertson’s shareholdings are: 2,791,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson.

Name	Number of Options Owned	Positions	Percentage of Outstanding Common Shares (1)
John G. Robertson (2)	1,000,000	President, CEO and Director	(1)
Suzan El-Khatib	Nil	Director	(1)
Jane He	Nil	CFO	(1)
Susanne Robertson (3)	500,000	Director	(1)
Thomas Robertson (4)	50,000	Director	(1)
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	1,550,000		(1)

(1)

Diluted issued and outstanding share capital as of December 14, 2011 was 72,628,605 common shares

(2)

Incentive stock option to purchase up to 1,000,000 common shares at a price of $0.15 per share, exercisable on or before April 24, 2012.

(3)

Incentive stock option to purchase up to 500,000 common shares at a price of $0.15 per share, exercisable on or before April 24, 2012.

 (4)

Incentive stock option to purchase up to 50,000 common shares at a price of $0.24 per share, exercisable on or before April 19, 2015.

Stock Option Plan

Our Stock Option Plan (the “Plan”) was approved by our shareholders at our annual meeting held on April 21, 2011.  Pursuant to the Plan we may grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the TSX.V.  As of the date of this registration statement, there are 2,300,000 options outstanding, at exercise prices ranging between $0.15 and $0.24 per share which expire on dates ranging between April 24, 2012 and April 19, 2015.

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

A.

Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class (1)
Susanne Robertson	Direct/ Indirect	3,724,150 (2)	5.13%

(1)

Based on diluted issued and outstanding share capital of 72,628,605 common shares at December 15, 2011.

(2)

Included in Ms. Robertson’s shareholdings are: 2,791,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at December 15, 2011:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
228	76	61,063,550	84.02%

(1)

Based on issued and outstanding share capital of 72,628,605 common shares as of December 15, 2011.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at December 15, 2011:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
228	15	11,604,805	15.97%

(2)

Based on issued and outstanding share capital of 72,628,605 common shares as of December 15, 2011.

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

During the year ended May 31, 2011 and May 31, 2010, we entered into the following transactions with related parties:

-

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer. Under a management contract with SMR, we agreed to pay $2,500 per month for management services. We were charged management fees by SMR of $30,000 during the year ended May 31, 2011 (2010 - $30,000; 2009 - $30,000).  As of May 31, 2011, $8,776 (May 31, 2010 - $4,900) was payable to SMR.

-

During the year ended May 31, 2011, director’s fees of $12,000 (2010 - $12,000; 2009 - $16,500) were paid to our President.

-

Fees of $6,493 (2010 - $5,039; 2009 - $9,409) were paid to KLR Petroleum Ltd. (which is controlled by our President) for administration of our payroll and benefit plan.

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

The following advances to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the companies are controlled by the President and CEO or are companies where he is the President and CEO:

Advances to related parties:

	May 31, 2011 $	May 31, 2010 $
IAS Energy, Inc.	24,821	24,821
Linux Gold, Inc.	74,946	72,672
REGI US, Inc.	28,600	28,600
	128,367	126,093

Advances from related parties:

	May 31, 2011 $	May 31, 2010 $
Reg Technologies Inc.	7,213	14,598
KLR Petroleum	-	5,990
SMR Investments Ltd.	8,776	4,900
	15,989	25,488

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Included are our audited financial statements, consisting of consolidated balance sheets as at May 31, 2011 and 2010, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows for each of the years ended Mary 31, 2011, 2010 and 2009, consolidated statements of shareholders’ equity along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict.  See Item 17 – “Financial Statements”.

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

B.

Significant Changes

The following changes occurred subsequent to May 31, 2011:

-

On September 21, 2011 the Company entered into a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks (Note 7). In accordance with the terms of the LOI, Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

-

On September 30, 2010, the Company issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012.

-

During November, 2011, 25,000 options exercisable until November 2, 2011 into the Company’s common stock at $0.18 per share expired unexercised; and 25,000 options exercisable until November 7, 2012 at $0.22 per share and 50,000 options exercisable until November 14, 2014 at $0.185 per share into the Company’s common stock were forfeited and unexercised.

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

The following summarizes the reported high and low prices for our shares on the TSX.V and the OTC BB for the periods indicated:

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Monthly Stock Prices	Cdn$	Cdn$	US$	US$
November 2011	0.08	0.06	0.08	0.05
October 2011	0.08	0.06	0.09	0.05
September 2011	0.13	0.08	0.12	0.06
August 2011	0.11	0.09	0.12	0.09
July 2011	0.13	0.07	0.13	0.08
June 2011	0.11	0.08	0.10	0.08

(1)

Stock price information provided by TSX.V.

(2)

Stock price information provided by OTC BB.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)

Quarterly Stock Prices	High	Low	High	Low
Fiscal 2011	Cdn$	Cdn$	US$	US$
Fourth Quarter	0.18	0.10	0.18	0.09
Third Quarter	0.19	0.14	0.18	0.14
Second Quarter	0.18	0.14	0.18	0.14
First Quarter	0.20	0.17	0.20	0.15
Fiscal 2010
Fourth Quarter	0.235	0.16	0.23	0.15
Third Quarter (1)	0.28	0.17	0.27	0.15
Second Quarter	0.39	0.12	0.35	0.12
First Quarter	0.205	0.065	0.18	0.04

(1)

Stock price information provided by TSX.V.

(2)

Stock price information provided by OTC BB.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Annual Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2011	0.20	0.10	0.20	0.09
Fiscal 2010	0.39	0.12	0.35	0.04
Fiscal 2009	0.17	0.02	0.16	0.12
Fiscal 2008	0.275	0.13	0.23	0.11
Fiscal 2007	0.37	0.145	N/A	N/A

(1)

Stock price information provided by TSX.V.

(2)

Stock price information provided by OTC BB.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The closing price of our common shares on the TSX.V on May 31, 2011 was Cdn$0.10 and on the OTC BB it was US$0.10.

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

Description of Securities

Common Shares

We are authorized to issue 100,000,000 common shares without par value of which, as at December 15, 2011, 72,628,605 common shares are issued and outstanding as fully paid and non-assessable.  As at December 15, 2011, we had 2,300,000 common shares reserved under our stock option plan.  These options are exercisable at prices ranging between $0.15 and $0.24 per share, expiring on dates ranging from April 24, 2011 to April 19, 2015.  As at December 15, 2011, we had 3,381,659 common shares reserved under share purchase warrants.  These warrants are exercisable at a price of $0.20 per share, expiring on December 17, 2011 and January 19, 2012.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Preferred Shares

We are authorized to issue 5,000,000 preferred shares with no par value, which, as at December 15, 2011, Nil preferred shares are issued and outstanding.  The Preferred Shares have attached thereto a right to receive dividends as determined by the Board.  Pursuant to the special rights and restrictions attached to the shares, we may, by directors' resolution or ordinary resolution, in each case as determined by the Board: (a) determine the maximum number of shares of any of those series of preferred shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of preferred shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of preferred shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

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

C.

Material Contracts

During the year ended May 31, 2011 and subsequent to that date we entered into the following material contracts:

1.

On September 1, 2010 the Company signed an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska. Consideration for the option is as follows:

-

issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);

-

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

-

issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

-

contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

On October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane.

As at May 31, 2011 and the date of this report, the Company plans to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.

2.

On September 21, 2011 the Company entered into a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. In accordance with the terms of the LOI, Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

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

Management has concluded, based on their evaluation, that as of May 31, 2011, weaknesses existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases and ineffective risk management.  These weaknesses have the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. Because of the material weakness described, management believes that, as of May 31, 2011, our company’s internal control over financial report was not effective as of the Evaluation Date.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ACAL Group, Chartered Accountants (“ACAL”) audited our financial statements for the years ended May 31, 2011 and May 31, 2010.

ACAL were paid or accrued the corresponding fees for the fiscal years ended May 31, 2011 and May 31, 2010, respectively.

Audit Fees

Fees billed by ACAL for professional services for the year ended May 31, 2011 were $18,000 and for the year ended May 31, 2010 were $22,000.  Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit Related Fees

Fees billed for audit related fees by ACAL for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under audit fees totaled $Nil for ACAL for the years ended May 31, 2011 and 2010.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning work billed by ACAL for the years ended May 31, 2011 and 2010 were $Nil.

All Other Fees

All other fees billed by ACAL during the fiscal years ended May 31, 2011 and 2010 were $Nil for compilation reports on the pro forma financial statements.

Audit Committee Policies and Procedures

The audit services provided to us by ACAL in the fiscal years ended May 31, 2011and May 31, 2010 were pre-approved by our audit committee.  Prior to engaging ACAL, as the case may be, to perform audit and review services, our audit committee reviewed the services to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

It is our policy for our Audit Committee to pre-approve all audit and audit-related fees prior to commencement of the services.  The percentage of audit related fees pre-approved by our Audit Committee during fiscal 2011 was 100%.

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

Not applicable.

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

Consolidated Financial Statements for the Year Ended May 31, 2011 and 2010

Auditors’ Report dated September 26, 2011.

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity

Notes to Financial Statements

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC, V6E 3X2

T: 604.683.3850
F: 604.688.8479

ACAL

ACAL Group
CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

INDEPENDENT AUDITORS' REPORT

To: the Shareholders of
Teryl Resources Corp.

We have audited the accompanying consolidated financial statements of Teryl Resources Corp. ("the Company"), which comprise the consolidated balance sheets as at May 31, 2011 and 2010, and the consolidated statements of loss, comprehensive loss and deficit and cash flows and shareholders' equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teryl Resources Corp. as at May 31, 2011 and 2010, and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $530,566 during the year ended May 31, 2011 and, as of that date, had an accumulated deficit of $11,480,656 since inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Other Matter
The consolidated financial statements of the Company for the year ended May 31, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on September 28, 2009.

"ACAL Group"
Chartered Accountants

Vancouver, British Columbia
September 26, 2011

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	May 31 2011 $	May 31 2010 $
ASSETS
Current
Cash	19,371	257,650
Amounts receivable and prepaid expenses	10,376	37,397
Advances to Related Parties (Note 8)	128,367	126,093
	158,114	421,140

Investments (Note 4)	-	837
Reclamation Bonds	5,478	5,478
Equipment (Note 5)	4,892	7,941
Mineral Property Interests (Note 7)	228,855	196,855
Deferred Exploration Expenditures (Note 7)	2,942,351	2,637,853
	3,339,690	3,270,104
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 12)	99,673	107,394
Advances from related parties (Note 8)	15,989	25,488
Liability component of convertible loan (Note 9)	-	58,730
	115,662	191,612
SHAREHOLDERS’ EQUITY
Share Capital (Note10)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
72,103,605 (2010 – 67,463,446 ) common shares	14,004,922	13,456,263
Equity component of convertible loan (Note 9)	-	14,565
Share Subscriptions Received	-	10,000
Contributed Surplus	699,762	550,941
Accumulated Other Comprehensive Loss	-	(3,187)
Deficit	(11,480,656)	(10,950,090)
	3,224,028	3,078,492
	3,339,690	3,270,104

Going Concern (Note 1) and Subsequent Events (Note 17)

Approved on behalf of the Board of Directors:

  “John Robertson”

    Director

      “Suzan El-Khatib”                 Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Year Ended May 31 2011 $	Year Ended May 31 2010 $	Year Ended May 31 2009 $

General and Administrative Expenses
Amortization of equipment	1,497	2,312	3,030
Bad debts	-	790	15,377
Filing and regulatory fees	23,280	19,772	16,785
Foreign exchange (gain) loss	1,173	(8,317)	(9,938)
Geological consulting	1,172	41,915	-
Consulting, Management and directors’ fees (Note 12)	139,344	133,359	110,189
Office and sundry	17,820	20,994	16,446
Office rent and utilities (Note 12)	14,515	15,055	15,471
Professional fees	44,489	59,726	110,201
Publicity, promotion and investor relations	126,119	228,196	97,415
Secretarial and employee benefits (Note 12)	29,467	41,925	45,635
Stock-based compensation (Note 10)	63,775	22,477	12,474
Telephone	8,901	8,121	11,261
Transfer agent fees	6,147	8,742	8,994
Travel, auto and entertainment	19,551	30,972	21,702

Operating Loss	(497,250)	(626,039)	(475,042)

Other Income (Expenses)
Miscellaneous income (loss)	22,876	(1,667)	8,261
Interest income	-	-	1,487
Interest expense	-	(18,582)	-
Gain on sale of assets	1,147	-	-
Available for sale investments written off	(4,024)	-	-
Recoverable expenditures	-	-	26,578
Mineral Property written off	(7,500)	-	-
Exploration expenditures written off	(45,815)	(773,438)	(15,857)
	(33,316)	(793,687)	20,469

Net Loss for the Year	(530,566)	(1,419,726)	(454,573)

Unrealized losses on available-for-sale investments	-	(30)	(1,339)
Unrealized losses recognized in net loss	3,187	-	-

Comprehensive Loss for the Year	(527,379)	(1,419,756)	(455,912)
Loss per Share – Basic and Diluted	(0.01)	(0.02)	(0.01)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	69,973,962	60,736,673	49,587,528

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year Ended May 31 2011 $	Year Ended May 31 2010 $	Year Ended May 31 2009 $
Cash flows from operating activities
Net loss for the year	(530,566)	(1,419,726)	(454,573)
Items not affecting cash
Amortization of equipment	1,497	2,312	3,030
Exploration expenditures written off	45,815	773,438	15,857
Mineral properties written off	7,500	-	-
Available for sale investment written off	4,024	-	-
Interest expense	(1,645)	13,295	-
Gain on sale of equipment	(1,147)	-	-
Stock-based compensation	63,775	22,477	12,474
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	27,021	(22,558)	44,160
Accounts payable and accrued liabilities	(4,471)	(178,746)	58,537
Advances from (to) related parties	(11,773)	(141,456)	12,982
	(399,970)	(950,964)	(307,533)

Cash flows used in investing activities
Deferred exploration expenditures	(353,563)	(358,812)	(15,857)
Sale of equipment	2,699	-	-
	(350,864)	(358,812)	(15,857)

Cash flows from (used in) financing activities
Convertible loan proceeds (repayment)	(60,000)	60,000	-
Share subscriptions received	-	10,000	115,875
Share capital issued for cash, net of issuance costs	572,555	1,493,741	(1,594)
	512,555	1,563,741	114,281

Increase (decrease) in cash	(238,279)	253,965	(209,109)

Cash, beginning of year	257,650	3,685	212,794

Cash, end of year	19,371	257,650	3,685

Supplemental Disclosures
Interest paid	200	5,287	-
Income taxes paid	-	-	-

Non-cash Transactions
Shares issued for mineral properties	39,500	-	-

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

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Share Capital
	Number	Amount $	Share Subscriptions Received $	Equity Component of Convertible Loan $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Deficit $	Total $

Balance, May 31, 2009	49,587,528	12,030,233	115,875	-	344,878	(3,157)	(9,530,364)	2,957,465
Unrealized loss on available-for-sale investments	-	-	-	-	-	(30)	-	(30)
Shares issued for cash upon:
Exercise of stock options	12,500	1,250	-	-	-	-	-	1,250
Exercise of warrants	7,054,592	705,459	-	-	-	-	-	705,459
Fair value of options exercised	-	792	-	-	(792)	-	-	-
Fair value of warrants exercised	-	330,632	-	-	(330,632)	-	-	-
Subscription received	-	-	10,000	-	-	-	-	10,000
Private placements	10,808,826	967,105	(115,875)	-	-	-	-	851,230
Share issuance costs	-	(64,198)	-	-	-	-	-	(64,198)
Fair value of warrants granted	-	(515,010)	-	-	515,010	-	-	-
Equity component of convertible loan	-	-	-	14,565	-	-	-	14,565
Stock-based compensation	-	-	-	-	22,477	-	-	22,477
Net loss for the year	-	-	-	-	-	-	(1,419,726)	(1,419,726)

Balance, May 31, 2010	67,463,446	13,456,263	10,000	14,565	550,941	(3,187)	(10,950,090)	3,078,492
Shares issued for cash upon:
Exercise of warrants	1,047,500	141,488	(10,000)	-	(36,738)	-	-	94,750
Shares issued for property	250,000	39,499	-	-	-	-	-	39,499
Shares issued for cash	3,342,659	367,672		-	110,133	-	-	477,805
Equity component of convertible loan	-	-	-	(14,565)	11,650	-	-	(2,915)
Stock-based compensation	-	-	-	-	38,107	-	-	38,107
Warrants extension	-	-	-	-	25,669	-	-	25,669
Available-for-sale investments written off	-	-	-	-	-	3,187	-	3,187
Net loss for the period	-	-	-	-	-	-	(530,566)	(530,566)

Balance, May 31, 2011	72,103,605	14,004,922	-	-	699,762	-	(11,480,656)	3,224,028

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated in British Columbia on May 23, 1980 and changed to its current name on February 28, 1984.  Its shares are listed on the TSX Venture Exchange (“TSXV”).  The Company is in the business of acquiring mineral properties and carries out exploration work.  It also acquires oil and gas property interests and participates in drilling wells.

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its natural resource interests.  The Company has a working capital of $42,452 (2010 – $229,528) and has incurred a loss of $530,566 in the year ended May 31, 2011 (2010 – 1,419,726; 2009 - $454,573).  These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

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

j)

Loss Per Share

Basic loss per share amount is computed using the weighted average number of common shares outstanding during the year. The Company calculates diluted loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended May 31, 2011, 2010 and 2009 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to the reported loss from operations in computing diluted per share amounts.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

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

n)

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. As at May 31, 2011 and 2010, the Company did not have any asset retirement obligations.

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

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

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)

Changes in Canadian Accounting Policies (Continued)

Accounting policies not yet adopted

Section 1582 - Business Combinations, Section 1601 - Consolidated Financial Statements,

Section 1602 - Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements, and 1602 Non-controlling Interests, which replaces CICA Handbook Sections 1581 Business Combinations and 1600 Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted.  The Company does not expect the adoption of these new accounting standards will have a significant impact on its financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

2.   SIGNIFICANT CANADIAN ACCOUNTING POLICIES (Continued)

q)

Changes in Canadian Accounting Policies (Continued)

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of June 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. The Company is currently in the process of executing an IFRS conversion plan.  This will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS as well as certain presentation differences.

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

3.

FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk (continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

May 31, 2011	Cash	Accounts payable and accrued liabilities

US dollars	$19,318	$34,275

May 31, 2010	Cash	Accounts payable and accrued liabilities

US dollars	$13,065	$51,879

At May 31, 2011, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $1,496.

Interest rate, credit and market risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of HST due from the Federal Government.  Management believes that the credit risk concentration with respect to receivables is remote.

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

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities, loans from related parties and from the sale of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record, and the experience and calibre of its management.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

3.

FINANCIAL INSTRUMENTS (Continued)

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

At May 31, 2011, all of the financial instruments measured at fair value are included in Level 1.

4.

INVESTMENTS

At May 31, 2011, the Company wrote off its investments in 15,880 common shares of Linux Gold Corp., a company with directors in common as a result of other-than-temporary losses.

The Company classified its investments as available-for-sale, with revaluation gains and losses recognized in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).

5.

EQUIPMENT

	May 31 2011 $	May 31 2010 $
Furniture and fixtures – at cost	27,010	27,010
Less: Accumulated amortization	(22,118)	(20,896)
	4,892	6,114

Automotive equipment – at cost	-	15,531
Less: Accumulated amortization	-	(13,704)
	-	1,827

	4,892	7,941

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

6.

OIL AND GAS WELL INTERESTS (continued)

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

7.

MINERAL PROPERTY INTERESTS

	Balance May 31 2010 $	Additions $	Write- Offs $	Balance May 31 2011 $

Property acquisition costs
Silverknife	1	32,000	-	32,001
Fish Creek	49,538	-	-	49,538
West Ridge	116,189	-	-	116,189
Gil Venture	31,127	-	-	31,127
Kahiltna Terrane	-	7,500	(7,500)	-

	196,855	39,500	(7,500)	228,855

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty (“NPR”) to Rapitan and a 1% Net Smelter Returns to SMR. On December 21, 2010 the Company purchased the 10% NPR in the Silverknife property from Rapitan for consideration of 200,000 common shares of the Company issued at a fair value of $32,000 on January 25, 2011. (Note 10).

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2011. Linux will have a 5% Net Royalty Interest until the Company pays $2,000,000 US. On March 4, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012. The Company will continue to maintain the option agreement and will commence its exploration program once more funding is available.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (continued)

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010 the Company signed an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska. Consideration for the option is as follows:

-

issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);

-

issue an additional 50,000 common shares on the first anniversary of the Approval Date;

-

issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

-

contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

On October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane.

As at May 31, 2011 and the date of this report, the Company plans to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company will continue to maintain the claims and will commence its exploration program once more funding is available.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 20% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska.  On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs, earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc. (“Fairbanks”), was doing exploration work on this property.  During the year ended May 31, 2011 the Company incurred exploration expenditure of $279,448 (2010 - $358,812) on the property.

On September 20, 2011, the Company signed a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks (Note 17).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (continued)

Deferred Exploration Expenditures

	May 31, 2011 $	May 31, 2010 $
Silverknife Claims
Staking and recording	9,672	-
Geological consulting	7,213	-
	16,885	-
Fish Creek Claims
Written off – inactive claims	-	(111,947)
	-	(111,947)
Gil Venture Claims
Exploration	195,411
Geological consulting	84,037	-
Drilling	-	358,812
	279,448	358,812
Gold Hill Claims
Travel, maps, rent and survey	11,554	-
Written off – inactive claims	(11,554)
	-	-
Kahiltna Terrane Claims
Staking and recording	9,204	-
Geological consulting	25,057	-
Written off – inactive claims	(34,261)
	-	-
West Ridge Claims
Staking and recording	8,165	-
Written off – inactive claims	-	(661,491)
	8,165	(661,491)
Exploration expenditures for the year	350,313	358,812
Exploration expenditures written off
Written off – terminated, abandoned or inactive claims	(45,815)	(773,438)
	304,498	(414,626)
Exploration expenditures – beginning of year	2,637,853	3,052,479
Exploration expenditures – end of year	2,942,351	2,637,853

8.   ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:

	May 31, 2011 $	May 31, 2010 $
IAS Energy, Inc.	24,821	24,821
Linux Gold, Inc.	74,946	72,672
REGI US, Inc.	28,600	28,600
	128,367	126,093

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

8.   ADVANCES TO/ FROM RELATED PARTIES

Advances from related parties:

	May 31, 2011 $	May 31, 2010 $
Reg Technologies Inc.	7,213	14,598
KLR Petroleum	-	5,990
SMR Investments Ltd.	8,776	4,900
	15,989	25,488

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

The fair value of the debt component of the convertible loan was estimated using discounted cash flow at 10% for equivalent debt without the conversion feature.  The fair value of equity component was estimated using Black-Scholes option pricing model with following assumptions:  risk-free interest rate of 1.45%, dividend of 0%, expected life of 1 year and expected volatility of 210%. The debt and equity components of the convertible loans were then measured using the proportional or relative fair value method and were initially recorded at $76,798 and $14,565 respectively. As at May 31, 2010, $13,295 interest was amortized with its debt component carried at amortized cost of $58,730 after the repayment of $31,363 (US$27,000).

On June 1, 2010 the Company redeemed the remaining convertible loan of $60,000 with full payment on the principal. Total interest of $200 (2010 - $5,287) was paid to the lender.

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.

SHARE CAPITAL

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

On June 6, 2010 the Company issued 1,047,500 common shares for warrants exercised at $0.10 per share for gross proceeds of $104,750.

On November 2, 2010 the Company issued 50,000 common shares to the vendor of the Kahiltna Terrane Option Agreement (Note 7). The shares are valued at $7,500 based on the trading price of $0.15 on November 2, 2010, the issuance date of the shares.

On December 17, 2010, the Company issued 1,983,326 units of capital stock pursuant to a private placement at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.20 per share expiring December 17, 2011.  Finders’ fee of $11,570 was paid in connection with this private placement.

On January 25, 2011 the Company issued 200,000 common shares as consideration for purchasing an additional 10% NPR in the Silverknife property (Note 7). The shares are valued at $32,000 based on the trading price of $0.16 on January 25, 2011, the issuance date of the shares.

On January 19, 2011, the Company issued 1,359,333 units of capital stock pursuant to a private placement at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.20 per share expiring January 19, 2012.  In connection with the private placement finders’ fee of $6,993 was paid and 39,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.20 per share expiring January 19, 2012. The broker warrants were valued at $1,725 using the Black-Scholes option pricing model, with the assumptions of risk free interest rate - 1.46%, expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 79.72%.

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

As the Company believes that it is not probable that any options (other than those granted to investor relations) would vest except the first 25% of the options that vested immediately upon a date of grant, the fair value of the first 25% of the options that vested were charged to the consolidated statements of loss and comprehensive loss.

During the year ended May 31, 2010, the Company granted a total of 490,000 stock options with total fair value of $21,685 for the options vested during the period.

During the year ended May 31, 2011, the Company granted a total of 250,000 stock options exercisable at $0.19 per share up to August 26, 2013 with total fair value of $38,107 for the options vested during the period. Because the options were granted to a consultant performing investor relation activities, the options vest in stages over 12 months with no more than 25% of the options vesting in any three months period.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	1.52%	2.50%	1.94%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	190%	137%	117%
Expected life (in years)	3.00	4.44	5.00

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the year ended May 31, 2011:

	Number of Options	Weighted Average Exercise Price $

Balance – May 31, 2010	2,302,500	0.16
Granted	250,000	0.19
Expired	(65,000)	0.25
Forfeited, unexercised	(87,500)	0.15
Balance – May 31, 2011	2,400,000	0.16

The following share purchase options were outstanding at May 31, 2011:

Expiry Date	Exercise Price	Number of Options	Remaining Contractual Life	Number of Options Exercisable
	$		(years)

November 2, 2011	0.180	25,000	0.42	6,250
April 24, 2012	0.150	1,650,000	0.90	412,500
November 7, 2012	0.220	25,000	1.44	6,250
March 10, 2013	0.210	75,000	1.78	18,750
October 30, 2014	0.185	225,000	3.42	56,250
November 5, 2014	0.185	50,000	3.44	12,500
April 19, 2015	0.240	100,000	3.89	25,000
August 26, 2013	0.190	250,000	2.24	250,000
		2,400,000		787,500

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2011 and 2010:

	Number of Warrants	Weighted Average Exercise Price $

Balance – May 31, 2009	2,715,000	0.25
Issued	9,748,826	0.12
Exercised	(7,054,592)	0.10
Expired	(2,715,000)	0.25
Balance – May 31, 2010	2,694,234	0.17
Issued	3,381,659	0.20
Exercised	(1,047,500)	0.10
Expired	(1,646,734)	0.22
Balance – May 31, 2011	3,381,659	0.20

Warrants (continued)

The following share purchase warrants were outstanding at May 31, 2011

Expiry Date	Exercise Price	Number of Warrants	Remaining Contractual Life (years)
	$
December 17, 2011	0.20	1,983,326	0.55
January 19, 2012	0.20	1,398,333	0.64
		3,381,659

During the year ended May 31, 2011, a total of 3,342,659 warrants and 39,000 broker warrants were issued with fair values of $108,408 and $1,715 respectively.  The fair value of warrants issued was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate	1.63% - 1.67%
Expected dividend yield	Nil
Expected stock price volatility	79.72% - 81.84%
Expected life (in years)	1.00

On October 21, 2010, the Company extended the expiry date of 1,646,734 share purchase warrants issued on November 25, 2010 to May 25, 2011, resulting in a further $25,668 allocated to these warrants. The additional fair value of warrants was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 0.99%, expected life of 0.6 year, annualized volatility of 85.31% and expected dividend of 0%.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

11.  INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s Canadian future tax assets as of May 31, 2011 and 2010 are as follows:

	2011 $	2010 $
Non-capital loss carry forwards	1,092,000	964,000
Equipment & others	17,000	15,000
Resource deductions	347,000	345,000
Share issue costs	19,000	22,000
	1,475,000	1,346,000
Valuation allowance	(1,475,000)	(1,346,000)
Future income tax assets	-	-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2011 $	2010 $
Statutory tax rate	27.7%	29.60%
Income tax recovery at statutory rate	(146,967)	(420,239)
Permanent differences and other	5,835	182,168
Change in tax rate for non-Canadian company	(902)	39,349
Effect of change in tax rate	13,051	30,883
Tax benefits not recognized	128,983	167,839
	-	-

The Company has Canadian non-capital losses of approximately $4,370,000 (2010 - $3,854,000), which expire over the years 2014 to 2031.  The Company also has cumulative exploration expenses in the amount of $1,577,000 (2010 -$1,430,000) in Canada and the USA, which can be carried forward indefinitely.

12.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2011 (2010 - $30,000; 2009 - $30,000).  As of May 31, 2011, $8,776 (May 31, 2010 - $4,900) was payable to SMR by the Company.

During the year ended May 31, 2011, directors fees of $12,000 (2010 - $12,000; 2009 - $16,500) were paid to the President of the Company.  Fees of $6,493 (2010 - $5,039; 2009 - $9,409) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

13.  TERYL, INC. TRASACTIONS (100% US Subsidiary)

In 1998, Teryl, Inc. offered a private placement of up to 1,000,000 shares at a price of $0.23 ($0.15 US) and subscriptions of $146,044 ($96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Company negotiated with the subscribers to replace the Teryl, Inc. shares with shares of the Company. On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding. On August 29, 2007, the final six subscribers agreed to a settlement of $70,000 ($50,250 US).

14.  SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

May 31, 2011	Canada $	United States $	Total $
Total assets	86,188	3,253,502	3,339,690
Acquisition and exploration costs	48,886	3,122,320	3,171,206
Net income (loss)	553,121	22,555	530,566

May 31, 2010	Canada $	United States $	Total $
Total assets	432,746	2,837,359	3,270,105
Acquisition and exploration costs	1	2,834,707	2,834,708
Net loss	752,797	666,929	1,419,726

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

a)

Oil and Gas Well Interests

Under Canadian and US GAAP, oil and gas well interests are carried at cost according to the successful efforts method of accounting and written down if the value is impaired. Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the straight-line method over 10 years, which is the estimated pay-out term. The Company has determined that there were no material differences in the measurement and presentation of oil and gas well interests between Canadian GAAP and US GAAP as at May 31, 2011, 2010 and 2009.

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

c)

Asset Retirement Obligations

Under US GAAP, ASC 410, “Asset Retirement and Environmental  Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB Section 3110, “Asset Retirement Obligations”, which are substantially similar to those of ASC 410. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2011, 2010 and 2009.

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

The Company has a stock-based compensation plan which is described in Note 10. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital.  Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended May 31, 2011, 2010 and 2009.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Marketable Securities and Investments

Under Canadian GAAP, for the year ended May 31, 2007, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the years ended May 31, 2011 and 2010, the Company adopted the provisions of CICA HB Section 3855, “Financial Instruments – Recognition and Measurement”, and CICA HB Section 1530, “Comprehensive Income”, which are similar to the requirements of US GAAP.

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

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

f)

Recent Accounting Pronouncements (Continued)

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

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

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

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (ASC 718)”, which addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The Update provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the impact of this update on the financial statements.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2011
	Balance Canadian GAAP $	Adjustments $	Balance US GAAP $

Current assets	158,114	-	158,114
Reclamation bonds	5,478	-	5,478
Equipment (Note 5)	4,892	-	4,892
Mineral property interests (Note 7)	228,855	-	228,855
Deferred exploration expenditures (Note 7)	2,942,351	(2,942,351)	-

	3,339,690	(2,942,351)	397,339

Current liabilities	115,662	-	115,662
Shareholders’ equity	3,224,028	(2,942,351)	281,677

	3,339,690	(2,942,351)	397,339

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2010
	Balance Canadian GAAP $	Adjustments $	Balance US GAAP $

Current assets	421,140	-	421,140
Reclamation bonds	5,478	-	5,478
Investments (Note 4)	837	-	837
Equipment (Note 5)	7,941	-	7,941
Mineral property interests (Note 7)	196,855	-	196,855
Deferred exploration expenditures (Note 7)	2,637,853	(2,637,853)	-

	3,270,104	(2,637,853)	632,251

Current liabilities	191,612	-	191,612
Shareholders’ equity	3,078,492	(2,637,853)	440,639

	3,270,104	(2,637,853)	632,251

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of operations and comprehensive loss would be as follows:

	2011 $	2010 $	2009 $

Net loss for the year, Canadian GAAP	(530,566)	(1,419,726)	(454,573)

Adjustment:
Deferred exploration costs (Note 7)	(304,498)	414,626	(120,241)

Net loss for the year, US GAAP	(835,064)	(1,005,100)	(574,814)

Basic and diluted loss per share, US GAAP	(0.01)	(0.02)	(0.01)

Weighted average number of common shares outstanding, basic and diluted	69,973,962	60,736,673	49,587,528

The Company’s comprehensive loss is comprised as follows:

	2011 $	2010 $	2009 $

Net loss for the year, US GAAP	(835,064)	(1,005,100)	(574,814)

Change in net unrealized gain (loss) on available-for-sale investments (Note 4)	3,187	(30)	(1,339)

Comprehensive loss	(831,877)	(1,005,130)	(576,153)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011 AND 2010

(Stated in Canadian Dollars)

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2011 $	2010 $	2009 $

Cash flows from (used in) operating activities, Canadian GAAP	(399,970)	(950,964)	(307,533)
Adjustment:
Exploration expenditures (Note 7)	(353,563)	(358,812)	(15,857)
Cash flows used in operating activities, US GAAP	(753,533)	(1,309,776)	(323,390)
Cash flows provided by financing activities, Canadian and US GAAP	512,555	1,563,741	114,281

Cash flows used in investing activities, Canadian GAAP	(350,864)	(358,812)	(15,857)
Adjustment:
Exploration expenditures (Note 7)	353,563	358,812	15,857
Cash flows used in investing activities, US GAAP	2,699	-	-
(Decrease) increase in cash	(238,279)	253,965	(209,109)
Cash, beginning of year	257,650	3,685	212,794
Cash, end of year	19,371	257,650	3,685

17.

SUBSEQUENT EVENTS

Subsequent to May 31, 2011 the Company received gross proceeds of $47,500 as subscription for 475,000 units of private placement at $0.10 per unit. Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 for one year after the issuance.

On September 21, 2011 the Company entered into a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks (Note 7). In accordance with the terms of the LOI, Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

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

(6)       incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2010 filed November 30, 2010

(7)       filed herewith in this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERYL RESOURCES CORP.

By:     /s/  John G. Robertson

John G. Robinson

President and Direct

DATED:  December 15, 2011