Form 20-F
period 2012-05-31
TERYL RESOURCES CORP
filed 2012-10-01
CIK 1109313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2012
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

72,678,605 common shares outstanding at May 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer.  [  ]  Yes    [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   [  ]  Yes    [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  [X]  Yes    [  ]  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   [  ]  Yes    [X]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[  ]  Large accelerated filer    [  ]  Accelerated filer    [X]  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards as issued	[ ]	Other	[X]
By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  [X]  Item 17    [  ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  [  ]  Yes    [X]  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K. THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY OF TERMS		3
GLOSSARY OF MINING TERMS		3
PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	13
A.	History and Development of the Company	13
B.	Business Overview	14
C.	Organizational Structure	18
D.	Property, Plants and Equipment	19
ITEM 4A.	UNRESOLVED STAFF COMMENTS	22
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
A.	Operating Results	22
B.	Liquidity and Capital Resources	24
C.	Research and Development, Patents and Licenses, Etc.	25
D.	Trend Information	25
E.	Off Balance Sheet Arrangements	25
F.	Tabular Disclosure of Contractual Obligations	25
G.	Safe Harbor	25
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	25
A.	Directors and Senior Management	25
B.	Compensation	27
C.	Board Practices	29
D.	Employees	29
E.	Share Ownership	29
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	31
A.	Major Shareholders	31
B.	Related Party Transactions	32
C.	Interests of Experts and Counsel	33
ITEM 8.	FINANCIAL INFORMATION	33
A.	Financial Statements and Other Financial Information	33
B.	Significant Changes	33
ITEM 9.	THE OFFER AND LISTING	34
A.	Offer and Listing Details	34
B.	Plan of Distribution	35
C.	Markets	35
D.	Selling Shareholders	35
E.	Dilution	35
F.	Expenses of the Issue	35
ITEM 10.	ADDITIONAL INFORMATION	35
A.	Share Capital	35
B.	Memorandum and Articles of Association	35
C.	Material Contracts	39
D.	Exchange Controls	39
E.	Taxation	39
F.	Dividends and Paying Agents	47
G.	Statements by Experts	47
H.	Documents on Display	47
I.	Subsidiary Information	47
ITEM 11.	quantitative and qualitative disclosures about market risk	47
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	47

GLOSSARY OF TERMS

BCBCA	Business Corporations Act (British Columbia)
Board	Board of Directors of our company
Exchange Act	Securities Exchange Act of 1934
GAAP	Canadian Generally Accepted Accounting Principles
IFRS	International Financial Reporting Standards
OTC BB	Over-the-Counter Bulletin Board in the United States
SEC	Securities and Exchange Commission
TSX.V	TSX Venture Exchange

GLOSSARY OF MINING TERMS

Alluvial	A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold.
Amphibolite	Crystalloblastic rock consisting mainly of amphibole and plagioclase with little or no quartz. As the content of quartz increases, the rock grades into hornblende plagioclase gneiss.
Assay	A precise and accurate analysis of the metal contents in an ore or rock sample.
Au	Gold

Dynamothermal metamorphism	A form of regional metamorphism that acts on rocks caught between two converging plates and is initially caused by directed pressure from the plates, which causes some of the rocks to rise and others to sink, sometimes by tens of kilometers. The rocks that fall then experience further dynamothermal metamorphism, this time caused by heat from the Earth's interior and lithostatic pressure from overlying rocks Eclogite: A coarse-grained, deep-seated ultramafic rock, consisting essentially of garnet (almandine-pyrope) and pyroxene (omphacite). Rutile, kyanite, and quartz are typically present.

Felsic	A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents.

Fracture	The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress.

Gpt	Grams per metric tonne.

Gold deposit	Means a mineral deposit mineralized with gold.

Granitic	Pertaining to or composed of granite.

Greenschis	Schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.

Intrusive	Cuts across (is intrusive into).

Limonitically	Consisting of or resembling limonite.

Lithologies	The character of a rock described in terms of its structure, color, mineral composition, grain size, and arrangement of its component parts; all those visible features that in the aggregate impart individuality to the rock.

Lithophile	Said of an element that is concentrated in the silicate rather than in the metal or sulfide phases of meteorites. Such elements concentrate in the Earth's silicate crust in Goldschmidt's tripartite division of elements in the solid Earth.

Mafic	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Mineral claim or mining claim	The portion of mining ground held under law by a claimant

Measured resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	Implication that the rocks contain sulphide minerals and that these could be related to ore.

opt	Troy ounces per short ton.

Ore	A naturally occurring rock or material from which economic minerals can be extracted at a profit.

Ounce or oz	A troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

Petrographic	Pertaining to the study of rocks.

Placer	A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

Pluton	A body of medium- to coarse-grained igneous rock that formed beneath the surface by crystallization of a magma.

Prospect	An area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

Protoliths	Refers to the precursor rock of a given lithology.

Proven reserve	The economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Reverse circulation or RC drill	A large machine that produces a continuous chip sample of the rock or material being drilled.

Ton	Short ton (2,000 pounds).

Tonne	Metric tonne (2,204.6 pounds).

Trenching	The surface excavation of a linear trench to expose mineralization for sampling.

Vein	A tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP. Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended May 31, 2012, 2011, 2010, 2009, and 2008.

The selected financial and operating information as at May 31, 2012, 2011, 2010, 2009, and 2008 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

Fiscal Years ended May 31,
	2012 (IFRS) $	2011 (IFRS) $	2010 (GAAP) $	2009 (GAAP) $	2008 (GAAP) $
Revenues	–	–	–	–	–
Total Assets	2,548,094	2,256,177	3,270,104	3,374,985	3,486,056
Net Assets	2,430,319	2,140,515	3,078,492	2,957,465	3,286,622
Net Loss	(766,330)	(534,184)	(1,419,726)	(454,573)	(1,142,796)
Net Loss per Share	(0.01)	(0.01)	(0.02)	(0.01)	(0.03)
Share capital	14,045,753	14,004,922	13,456,263	12,030,233	12,031,827
Weighted average number of shares outstanding	72,486,938	69,973,962	60,736,673	49,587,528	44,538,405

Fiscal Years ended May 31,
	2012 (IFRS) $	2011 (IFRS) $	2010 (GAAP) $	2009 (GAAP) $	2008 (GAAP) $
Cash provided used in operating activities	(426,696)	(401,943)	(950,964)	(307,533)	(527,720)
Cash provided by financing activities	52,647	512,555	1,422,285	127,263	1,003,597
Cash provided by (used in) investing activities	2,468,924	(218,846)	(358,812)	(15,857)	(263,530)

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

Year Ended May 31,
	2012	2011	2010	2009	2008
Average for Period	$0.9997	$1.0072	$1.0629	$1.1574	$1.0141

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	August	July	June	May	April	March
	2012	2012	2012	2012	2012	2012
High for Period	$1.0052	$1.0212	$1.0416	$1.0298	$1.0034	$1.0006

Low for Period	$0.9873	$1.0034	$1.0187	$0.9835	$0.9810	$0.9871

On May 31, 2012, the exchange rate was $1.0267 for US$1.00. As of September 27, 2012, the exchange rate was CAD$0.9824 for US$1.00.

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

The development of our properties depends on our ability to obtain additional required financing or obtaining joint venture partners. As noted in our audited consolidated financial statements for the year ended May 31, 2012, we have incurred operating losses of $766,330 for the year ended May 31, 2012 and have an accumulated deficit of $12,234,099 at May 31, 2012. Our ability to continue as a going concern is dependent on the attainment of profitable operations to meet our liabilities as they become payable and satisfy working capital and operating needs.

Issuance of additional shares would dilute the interests of existing shareholders.

We are authorized to issue 100,000,000 common shares and 5,000,000 preferred shares. On May 31, 2012, we had 72,678,605 common shares issued and outstanding and no preferred shares issued. Our Board has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. Moroney, Ms. El-Khatib, Ms. Robertson and Ms. Jane He are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with our company. We entered into an agreement with Linux Gold Corp. whereby we could earn up to 50% of the Fish Creek mineral claims. Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA. Our Board has resolved that any transaction involving a related party is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

As a "foreign issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

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

Investors in our common shares that are U.S. taxpayers should be aware that we may be a passive foreign investment company. under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any excess distributions (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a qualified electing fund (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our net capital gain and ordinary earnings, (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us. U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a .market-to-market election. if we are a PFIC and our common shares are .marketable stock (as specifically defined). A U.S. taxpayer that makes a market-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our common shares.

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

Our directors, officers and their related companies collectively own approximately 9.09% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders. These principal shareholders, including members of our board of directors, officers and entities affiliated with members of our directors and officers, will own more than 11.77% of our outstanding common shares on a diluted basis. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

Our corporate offices and our registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996. Since our inception and during the three fiscal years ending May 31, 2012, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska and British Columbia. All of our mineral properties are in the exploration stage. We are in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical for an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

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

Our main exploration and development work over the last several years took place on the Gil claims, a gold prospect located in the Fairbanks Mining District, Alaska which we sold during the year ended May 31, 2012.

Gil Venture Claims, Fairbanks Mining District, Alaska

We owned a 20% interest in 237 claims located in the Gilmore dome area of Fairbanks district of Alaska, known as the Gil Venture mineral property.

Effective December 21, 2011 we executed the Asset Sale and Purchase Agreement to sell all of our 20% interest in the Gil Venture property to Fairbanks Gold Mining, Inc. (“Fairbanks”). Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to US$15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

West Ridge Claims, Fairbanks Mining District, Alaska

We earned a 100% in the West Ridge mineral claims subject to a 1% net smelter return to the State of Alaska.

The West Ridge Property comprises approximately 5,200 acres and is a road accessible gold prospect located in the Fairbanks Mining District of Alaska. Creeks in the area such as Dome, Fox, Steamboat, and Flume creeks have been mined extensively for placer gold in the past. Limited past gold exploration in the 1990’s through 2003 indicate shear and intrusive hosted gold mineralization at the Old Glory Prospect, Black Dome Prospect, East Anomaly, West Anomaly and the Moose Creek Anomaly within the West Ridge Property. The True North Mine of Fairbanks, a wholly owned subsidiary of Kinross Gold Corporation via a 100% ownership of the True North Venture, is located approximately 3.5 kilomtres (two miles) to the northeast of the West Ridge Property.

During the year ended May 31, 2012 we expended $21,066 (2011 - $8,165) in exploration expenditures on the West Ridge property.

Fish Creek Claims, Fairbanks Mining District, Alaska

In March 2002, we acquired from Linux Gold Corp., a company with common directors, an option to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending $500,000 US within three years and the issuance of 200,000 common shares, which shares were issued in December 2002. An additional 100,000 shares were issued in February 2007 in payment for an extension of the date on which expenditures were required to be completed to March 5, 2007, which date was further extended with amended agreements. On December 1, 2011 the Company and Linux further amended the agreement to include the following terms:

●	Linux applies $75,000 owed by the Linux to the Company towards the above stated minimum exploration budget of US$500,000;
●	The Company has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and
●	The term of the agreement is extended to March 5, 2013.

During May, 2012 the Company and Linux agreed to apply the balance owed by Linux of $7,517 and make additional cash payment of $60,000 towards the minimum exploration budget of $500,000.

Linux Gold Corp. will retain a 5% net royalty interest until we pay $2,000,000 US and/or back in for a 25% working interest prior to commencement of production. During the year ended May 31, 2010, we wrote off our cumulative exploration and development expenditures of $111,947 entirely, since the claims were not explored. We did not incur exploration and development expenditures on Fish Creek Claims during the year ended May 31, 2011. During the year ended May 31, 2012 we incurred $142,517 as cash payment in lieu of exploration and geological consulting work on the property of $2,139. We continue to maintain the option agreement and have submitted a permit application for placer and lode exploration on Fish Creek Property.

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

On April 20, 2012 the Company and Minewest Silver and Gold Inc. (“Minewest”), a former 100% owned subsidiary of Reg Tech to which Reg Tech spun off 100% of its interest in the Silverknife claims, entered into an Exploration, Development and Mine Operating Agreement (the “Exploration Agreement”) until the completion of mining and environmental restoration on the Property with initial participation interests of 70% and 30% for Minewest and the Company respectively. The Exploration Agreement was approved by the TSX Venture Exchange on September 7, 2012.

Under the terms of the Exploration Agreement, the initial participating interest (a "Participating Interest") of each of Minewest and the Company in the Joint Venture will be equal to their respective current interests. The operations of the Joint Venture will be managed by a manager (the "Manager") with Minewest acting as the initial Manager of the Joint Venture and remaining as such for as long as its Participating Interest is 50% or more. The Exploration Agreement also provides for a management committee (the "Management Committee") comprised of one member from the minority interest, currently Teryl, and two members from the majority interest holder, currently Minewest, the purpose of which will be to determine the overall policies, objectives, procedures, methods and actions under the Agreement.

The Exploration Agreement provides for an initial 2012 exploration program in the amount of approximately $360,000, which program to be approved by the Company and Minewest. Future exploration programs are subject to approval by the Management Committee. Participants of the Joint Venture must fund all exploration programs in amounts proportionate with their Participating Interest and failure to do so will decrease a participant's Participating Interest on a pro-rata basis. If a Participating Interest decreases to less than 10%, the relevant participant will be deemed to have assigned and conveyed its Participating Interest to the other participant.

The Agreement also contains a customary preemptive right pursuant to which a participant intending to transfer all or part of its Participating Interest must provide the other participant with notice and the option to purchase such interest.

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

The letter agreement includes an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims (the “Fortitude Project”). Consideration for the option is as follows:

●	issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);
●	issue an additional 50,000 common shares on the first anniversary of the Approval Date;
●	issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and
●	contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off. The Option Agreement was officially terminated on October 4, 2011.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We own a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. During the fiscal year ended May 31, 2012, revenues of $24,423 were recorded from the Texas properties compared to revenues of $32,968 for the fiscal year ended May 31, 2011. The carrying cost of these wells has been completely depleted.

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

Plan of Operations

Source of Funds for Fiscal 2013

We had a working capital of $2,044,468 at May 31, 2012, compared to working capital of $42,452 at May 31, 2011.

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

In accordance with the Asset Purchase and Sale Agreement effective December 21, 2011 the Company sold all of its 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to US$15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property. The timing and amounts of additional royalty payments are not certain as at the date of this report.

At the present time, and in our present circumstances, there exists doubt as to our ability to continue as a going concern, since there is no ongoing source of revenues and profits capable of sustaining our operating overhead. Over the longer term, we will need to either begin to derive revenues from our existing resource-based assets, or find and enter into a business which holds the prospects of ensuring that we can continue as a going concern. Management is aware of such need and is both researching new business opportunities and assessing potential financing possibilities for funding our existing resource property obligations and also any new business which may be entered into or acquired.

Use of Funds for Fiscal 2013

During the year ended May 31, 2013 we estimate that we will expend approximately $450,000 on general and administrative expenses and approximately $600,000 on property exploration and development expenses.

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The annual rent for our portion of this 2,200 square foot space paid during 2012 was $16,779 (2011 - $14,515). We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Mineral Properties

The following are descriptions of our material mineral properties.

Fish Creek Claims

The Fish Creek Claims are 30 mining claims comprising 1,032 acres, known as the Fish Creek Prospect, located 25 miles north of Fairbanks in the Fairbanks Mining District in Alaska. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. We currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

The Fish Creek project is located in an important mining district with permissive land status and excellent road access to the property. Currently, there are only primitive trails developed within the property to access exploration sites. The project is located within metamorphic and plutonic host rocks that are similar in composition and age to rock units that contain commercially viable mineralization elsewhere in the Fairbanks Mining District. The property is also located on a drainage that was mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization, however, very widely spaced placer drilling over a large area of the property conducted in 1996 indicated the presence of placer gold in the alluvial deposits. More extensive and closer spaced placer gold drilling conducted in 2004 confirmed the presence of significant concentrations of placer gold on the claims.

The following map shows the location of and access to the property.

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

As we announced on December 7, 2011, Furgo Airborne Survey, Inc. has identified six main gold targets on the site and Linux is considering a low-cost placer mining operation. An exploration program is planned for fiscal 2013.

We have submitted a permit application for placer and lode exploration on Fish Creek Property.

West Ridge Claims

The West Ridge Property is made up of 53 state mining claims north of Fairbanks, Alaska, a distance of 22 miles by road. The West Ridge property adjoins KGC’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.

As we announced on March 2, 2012, we applied for an exploration program permit to drill five targets on the Westridge property. The 2012 Westridge Exploration Program is designed to test both the placer and lode targets located within the claim block. Previous lode exploration has identified 5 targets within the Westridge Area. Current lode targets include:

1.	Old Glory Prospect - This prospect is a shear and intrusive hosted anomaly located along a northeast-southwest fault. The >50ppb gold-in-soil anomaly is 90 metres x 90 metres punctuated by a 1,155 ppb gold-in-soil sample. Three trenches and two drill holes have tested the prospect. The best drill intercept consisted of 10 metres of 1.6 g/t Au from 121 to 131 metres. The anomaly remains open in all directions and has not been thoroughly tested.

2.	Black Dome Prospect - This prospect is located along the same fault that forms the southern boundary of the True North Deposit. Gold mineralization consists of carbon-rich, Fe-stained schist and eclogite similar to the True North Deposit. Past exploration has been limited.

3.	West Anomaly - The West anomaly covers an area of approximately 1,220 metres (4,000 feet) NW-SE by 914 metres (3,000 feet) NE–SW and is defined by coincident gold and arsenic-in-soils results. Drilling consisted of 5 drill holes totaling 1,650 feet with gold intersections reported at values up to 6 metres (20 feet) of gold grading 0.93 g/t Au.

4.	East Anomaly - The East anomaly extends along a general northeast trend for 2,230 metres (7,000 feet) and represents values from trace up to 1.64 ppm Au in soil Drill results from 5 holes are not currently available.

5.	Moose Creek Anomaly - This anomaly is on trend with the West Anomaly and has not been drill tested.

Mineral exploration is proposed to consist of up to 610 metres (2,000 feet) of shallow core drilling utilizing a narrow diameter AQ core drill to initially test lode targets on the Old Glory Prospect and Moose Creek Anomaly. On positive results, a larger scale reverse circulation drill program will be conducted.

The total cost to complete all two phases of exploration (610 metres lode and 180 metres placer) is estimated to be $200,000. This estimate is subject to a quote pending for drilling services and includes a 10% contingency for each phase.

On June 20, 2012 we announce that gold exploration work programs were to commence and Metallogeny, Inc. of Fairbanks, Alaska had been contracted to conduct the mineral exploration work for the Company.

The proposed initial work programs included:

1.	Locating and surveying historic drill holes on the ground within the claim block.
2.	A reconnaissance drilling program via a small diameter winkie drill rig.
3.	Preparing the project for subsequent advanced exploration drilling, including fixing the access road and locating useable water sources.
4.	Conducting a general reconnaissance of the placer potential on Moose Creek.
5.	Securing a NQ diamond drill or a reverse circulation drill to test for lode gold potential.
6.	A total of 760 metres (2,500 feet) of drilling is planned for this season.

Dave Adams, a CPG geologist who had previously worked on the property, participates in the initial exploration phase and works in conjunction with geologist Tara Hutchison to locate the proposed drill sites on the property.

Drilling on the West Ridge Property started in July, 2012.

The Silverknife Property

The Silverknife Property lies on the northeastern flank of the Cassiar Mountains. The terrain of the area is moderately mountainous, with rounded peaks and ridges separated by broad U-shaped valleys. Property elevations range from 1,050 m ASL to 1,660 m ASL. Roughly 20% of the property is above tree line, which is at approximately 1,450 m ASL.

The Silverknife Property is contiguous to Silvercorp’s Silvertip silver-lead-zinc deposit which lies less than one (1) km from the Property boundary. Silvercorp has been active in the past two (2) years exploring and re-evaluating the Silvertip Property towards the initiation of mining operations. Recently, Silvercorp opened up a 50 man camp on the Silvertip Property and has announced plans to apply for a Provincial Small Mine Permit for an underground mining operation with a capacity of under 75,000 tonnes per year and all ancillary dewatering and related permits. Exploration diamond drilling from 10,000-20,000 meters is currently underway on the Silvertip Property.

The Silverknife mineral claims have been held continuously since they were staked in 1983 and were held in trust by Reg Tech through a series of Property agreements.

The Silverknife Property was worked extensively from 1984 through 1988 including geochemical soil sampling, VLF-EM surveys, Induced Polarization surveys and diamond drilling (totaling over 4,400 meters).

These projects located geochemical and geophysical anomalies considered high priority exploration targets as well as generated drill assay results from trace up to 4.2 meters of 29.3 oz/ton silver, 16.5 percent lead and 7.1 percent zinc (Hole 85-21).Sphalerite, galena and pyrite within these mineralized sections are associated with ran coloured siderite which has been interpreted as associated with the higher grace intersection.

On March 22, 2012, we announced that a one year extension has been submitted to the Ministry of Energy and Mines located in Smithers, BC. The original permit was granted on June 21, 2011. We intended to drill on the Silverknife Property in summer 2012, but the plan is delayed due to access road condition.

The 43-101 report completed by Paul D. Gray P.Geo., recommended $360,000 work program consisting of the following:

Phase 1:

1. Phase IA: Systematic and Detailed Silverknife Camp Data Compilation and Digitization

2. Phase IB: Core Recovery Program

3. Phase IC: Ground Based Survey/Prospecting/Geological Survey Program

4. Phase ID: Detailed Geophysical Survey

5. Phase IE: Diamond Drilling of Discovery Zone

6. Phase IE: Technical Report Update

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at May 31, 2012, 2011 and 2010 should be read in conjunction with our audited consolidated financial statements and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A.    Operating Results

A comparison of the results of operations for the fiscal years ended May 31, 2012, 2011 and 2010 are as follows:

Year Ended May 31, 2012 as compared to Year Ended May 31, 2011 (IFRS)

We incurred a net loss of $766,330 during the year ended May 31, 2012, compared to a net loss of $534,184 during the year ended May 31, 2011.

The significant increase in loss was due to loss on sale of mineral property of $376,928 in 2012, compared to $Nil in 2011.

During 2011, we wrote off mineral property acquisition cost of $7,500 on our Kahiltna Terrane claims, exploration costs of $11,554 on our Gold Hill claims and $34,261 on our Kahiltna Terrane claims. During 2012 we did no record any property impairment.

During 2012 we recorded interest income of $3,286 compared to $Nil in 2011.

Other expenses that changed from 2011 to 2012 are as follows:

●	In 2011, we recorded interest expense of $18,582 on the two convertible debentures issued in 2010; we did not record such interest expense during 2012 because the convertible debentures were repaid on the first day of the year;
●	In 2011, we incurred geological consulting fees of $1,172 that were not applicable to any specific property; in 2012 we did not incur such geological consulting fees;
●	Consulting, management and directors’ fees were recorded at $139,344 in 2011 and $139,899 in 2012, consistent between the two years.
●	Professional fees increased from $44,489 in 2011 to $52,908 in 2012, largely due to increased legal fees incurred on mineral property exploration contracts;
●	Secretarial and employee benefits increased from $29,467 in 2011 to $33,852 in 2012 due to our expanded operations in 2012;
●	Publicity, promotion and investor relations costs increased slightly from $126,119 in 2011 to $127,511 as we had more current report disseminations in 2012;
●	Travel, auto and entertainment decreased from $19,551 in 2011 to $8,789 in 2012, due to our continuing effort to utilize more efficient communication channels.
●	Stock-based compensation decreased from $63,775 in 2011 to $1,897 in 2012 as we granted more stock options in 2011.

Year Ended May 31, 2011 as compared to Year Ended May 31, 2010 (GAAP)

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

Other expenses that changed from 2010 to 2011 are as follows:

●	In 2010, we recorded interest expense of $18,582 on the two convertible debentures issued in 2010; we did not record interest expense during 2011 because the convertible debentures were repaid on the first day of the year;
●	In 2010, we incurred geological consulting fees of $41,915, which decreased to $1,172 in 2011 because most of the work needed for our properties was completed in 2010;
●	Consulting, management and directors’ fees increased slightly from $133,359 in 2010 to $139,344 due to a severance payment made to the former CFO ;
●	Professional fees decreased from $59,726 in 2010 to $44,489 in 2011; and secretarial and employee benefits decreased from $41,925 in 2010 to $29,467 in 2011 due to our successful effort in streamlining our operations;
●	Publicity, promotion and investor relations costs decreased from $228,196 in 2010 to $126,119 in 2011, and travel, auto and entertainment decreased from $30,972 in 2010 to $19,551 in 2011, due to our continuing effort to utilize more efficient investor awareness programs and communication methods.
Stock-based compensation increased from $22,477 in 2010 to $63,775 in 2011 largely due to options granted to an investor relation consultant that fully vested during the year. All options vest 25% upon exercising of the prior 25%.

B.    Liquidity and Capital Resources

As of May 31, 2012, we had a cash position of $2,059,482, compared to $19,371 as at May 31, 2011, representing an increase of $2,040,111. As of May 31, 2012, we had a working capital of $2,044,468, compared to a working capital of $42,452 as at May 31, 2011.

During the year ended May 31, 2012 we used $426,696 in operations compared to $401,943 during the year ended May 31, 2011.

During the year ended May 31, 2012 we generated $2,468,924 from our investing activities compared to $218,846 used in investing activities.

During the year ended May 31, 2012, we issued the following equity securities for cash:

On September 30, 2011, the Company issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit. Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. In connection with the private placement finders’ fee of $2,100 was paid and 10,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012.

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

On July 4, 2012 we received the approval from the TSX-V on a normal course issuer bid (“NCIB”) to purchase up to 10% of the issued and outstanding common shares of the Company on the open market. As of the date of this report, the Company purchased 1,073,000 shares of the Company for gross purchase of $78,680 at prices between $0.055 to $0.085 per share.

All of our mineral properties are at the early exploration stages. We do not expect to generate significant revenues in the near future and may continue to rely upon the sale of equity securities to raise capital at reasonable share prices. Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. Any additional funds raised will be used for general and administrative expenses, to carry out exploration programs on our mineral properties, and for the acquisition of a property or properties, as applicable. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

For fiscal 2013, we estimate that we will require approximately $450,000 to fund our general and administrative expenses for the next twelve months. We will also require $200,000 to complete the proposed exploration program on the West Ridge mineral property, $150,000 to complete out our exploration program on our Silverknife mineral property and $250,000 to complete our exploration program on our Fish Creek property. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

C.    Research and Development, Patents and Licenses, Etc.

Not applicable.

D.    Trend Information

Not applicable.

E.    Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

We did not have any contractual obligations as at May 31, 2012.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

As of May 31, 2012, our Board consisted of five directors, of whom two are independent non-executive directors. The following table provides certain information about the members of our Board and our executive officers as of September 28, 2012.

Name	Position with the Company	Age	Date of First Election or Appointment
John G. Robertson	President, CEO, Chairman and Director	71	October 25, 1982
Suzan El-Khatib	Director	28	April 29, 2011
Susanne Robertson	Director	66	September 12, 1990
Thomas Robertson	Director	52	January 4, 2010
Donna Moroney	Director	52	April 29, 2011
Jane He	CFO and Corporate Secretary	50	February 25, 2011

Senior management serve at the pleasure of the Board. Each director holds office until the next annual meeting of shareholders unless his or her office is earlier vacated in accordance with the Articles and/or the BCBCA, or unless he or she becomes disqualified to act as a director.

John Robertson has been President, CEO, Chairman of the Board, Corporate Secretary and a director of Linux Gold Corp. (“Linux”) since March 1979. Linux is a British Columbia mineral exploration company quoted on the OTC BB. He has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc. (“REGI”), an Oregon corporation since July 1992. REGI is an Oregon corporation engaged in the development of a rotary engine/ compressor (“Rand Cam Engine”) and is quoted on the OTC BB. Since October 1984, Mr. Robertson has been President and a director of Reg Technologies Inc. (“Reg”), a British Columbia corporation listed on the TSX.V, and quoted on the OTC BC, that has financed the research on the Rand Cam Engine since 1986. He has been the President, CEO and a director of IAS Energy, Inc. (“IAS”) since its formation in December 1994. IAS is a U.S. public company engaged in the acquisition and exploration of oil and gas interests in North America. Since June 1997, Mr. Robertson has been President, CEO and a director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977, Mr. Robertson has been President and a director of SMR Investments Ltd. (“SMR”), a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), Airstream Communications, Inc. (since June 2000) and Minewest Silver and Gold Inc., a reporting issuer in BC (since 2010). Mr. Robertson is a citizen and resident of Canada. Mr. Robertson allocates a minimum of 20% of his time to our ongoing operations. On a project related basis, he may allocate up to 80% of his time to our business as required.

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

Suzan El-Khatib - Ms. El-Khatib has been a director since April, 2011. Ms. El-Khatib began her career at Bull, Housser Tupper LLP and moved on to a boutique firm before joining Wiebe Douvelos Wittmann LLP. She advises and acts for both individual and corporate clients on a broad variety of matters including corporate governance and commercial litigation. Ms. El-Khatib has experience as a corporate solicitor and as a litigator, appearing at all levels of court. She is a current member of the Law Society of British Columbia, the Canadian Bar Association, and the Trial Lawyers Association of British Columbia.  Ms. El-Khatib has been a director of Linux Gold Corp. since April, 2011 and a director of Reg Technologies Inc. since April, 2011.

Jane He has been the CFO since February 25, 2011. She has more than ten years’ experience in fund accounting in the financial industry. Ms. He has been the CFO of Minewest Silver and Gold Inc. since October, 2010 and the CFO of Teryl Resources Corp. since February, 2011. She is in charge of daily business transactions and accounting for the company.

Donna M. Moroney has been a director of the Company since April 2011. She is the President of Equity Corporate Services Inc., a company providing regulatory and corporate compliance services for public companies within Canada and the United States. Ms. Moroney also serves as a senior officer for various public companies: Corporate Secretary of United Silver Corp. (TSX: USC) since March 2011; Corporate Secretary of Legumex Walker Inc. (TSX: LWP) since June 2011; Corporate Secretary of CBM Asia Development Corp. (TSX.V – TCF) since December 2009; Assistant Corporate Secretary of Equity Financial Holdings Inc. (TSX- EQI) since May 2009; Chief Financial Officer and Corporate Secretary of Ravencrest Resources Inc. (CNSX: RVT) since April 2007; and Chief Financial Officer and Corporate Secretary of Greenshield Explorations Limited (NEX: GRX.H ) since August 2006; and has been a director of Linux Gold Corp. since April, 2011.

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

The Board reviews on an annual basis the corporate goals and objectives relevant to executive compensation, and determines if a compensation package should be implemented. The Board also takes into consideration our overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years. There are currently no plans to implement a compensation package for fiscal 2013.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for the year ended May 31, 2012 whose total compensation was more than $150,000. These individuals are referred to collectively as the “NEOs”.

					Non-equity incentive
					plan compensation
				Option	Annual	Long-term
	Year		Salary	based	incentive	incentive	Pension	All other	Total
	ended	Salary	awards	awards	plan	plan	value	compensation	Compensation
Name and Principal Position	May 31	($)	($)	($)	(S)	($)	($)	($)	($)
John G. Robertson, (1)	2012	19,000	Nil	Nil	Nil	Nil	Nil	30,000	49,000
Chief Executive Officer	2011	12,000	Nil	Nil	Nil	Nil	Nil	30,000	42,200
	2010	12,000	Nil	Nil	Nil	Nil	Nil	30,000	42,200

Jane He,	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	NA	NA	NA	NA	NA	NA	NA	NA

(1)	Mr. Robertson received $19,000 as a director of the Company and SMR Investments Ltd, a private company controlled by Mr. Robertson was paid $30,000 during the year ended May 31, 2012 for management services.

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

We have a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets out all stock option-based awards granted to the executive officers and outstanding as of May 31, 2012.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)*
Thomas Robertson	50,000	0.20	April 19, 2015	0.00	37,500	1,847
Jane He	Nil	NA	NA	NA	NA	NA

* Calculation using Black Scholes model upon grant

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

Compensation of Directors

The following table sets forth all compensation provided to the directors during the year ended May 31, 2012, in their capacity as directors.

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

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)		Total ($)
Susanne Robertson	Nil	Nil	Nil	Nil	Nil	Nil	(1)	Nil
Donna Moroney	Nil	Nil	Nil	Nil	Nil	Nil		Nil
Suzan El-Khatib	Nil	Nil	Nil	Nil	Nil	Nil		Nil
Thomas Robertson	Nil	Nil	Nil	Nil	Nil	Nil		Nil

(1)	Mrs. Robertson is a shareholder of SMR Investments Ltd., which is paid $2,500 per month for management services provided for the Company by Mr. John Robertson, who is also a shareholder of SMR Investment Ltd. No fees were paid to Mrs. Robertson.

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

D.    Employees

We do not presently have any employees.

E.    Share Ownership

The following table sets forth the common share ownership of each of our officers and directors as at September 28, 2012. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares (1)
John G. Robertson (2)	2,777,514	President, CEO and Director	3.82%
Suzan El-Khatib	Nil	Director	0.00%
Donna Moroney	Nil	Director	0.00%
Susanne Robertson (3)	3,824,150	Director	5.72%
Thomas Robertson (4)	Nil	Director	0.00%
Jane He	Nil	CFO	0.00%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	6,601,664		9.09%

(1)	on diluted issued and outstanding share capital of 72,628,605 common shares as of September 28, 2012.
(2)	Included in John Robertson’s shareholdings are: (i) 445,450 shares registered in the name of Access Information Services, a private British Columbia corporation controlled by the Robertson Family Trust; (ii) 50,000 shares registered in the name of KLR Petroleum Inc., a private British Columbia corporation controlled by John Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust.
(3)	Included in Ms. Robertson’s shareholdings are: 2,891,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson.

The following table sets forth the stock purchase option ownership of each of our officers and directors as at September 28, 2012. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Options Owned	Positions	Percentage of Outstanding Common Shares (1)
John G. Robertson (2)	1,000,000	President, CEO and Director	1.38%
Suzan El-Khatib (2)	150,000	Director	0.21%
Donna Moroney (2)	150,000	Director	0.21%
Susanne Robertson (2)	500,000	Director	0.69%
Thomas Robertson (3)	50,000	Director	0.07%
Jane He (2)	100,000	CFO	0.14%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	1,950,000		2.68%

(1)	Diluted issued and outstanding share capital as of September 28, 2012 was 72,628,605 common shares
(2)	Incentive stock option to purchase common shares at a price of $0.10 per share, exercisable on or before June 21, 2017.
(3)	Incentive stock option to purchase common shares at a price of $0.10 per share, exercisable on or before April 19, 2015.

Stock Option Plan

Our Stock Option Plan (the “Plan”) was approved by our shareholders at our annual meeting held on April 29, 2011. Pursuant to the Plan we may grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the TSX.V. As of the date of this registration statement, there are 2,775,000 options outstanding, at exercise prices ranging between $0.10 and $0.19 per share which expire on dates ranging between April 24, 2012 and April 19, 2015.

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

Item 7.    Major SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned		Percent of Class (1)
Susanne Robertson	Direct/Indirect	4,324,150	(2)	5.95%

(1)	Based on diluted issued and outstanding share capital of 72,628,605 common shares at September 28, 2012.
(2)	Included in Ms. Robertson’s shareholdings are: 2,891,550 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson. and 500,000 stock purchase options granted to Ms. Robertson.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at September 28, 2012:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
221	73	61,063,550	84.02%

(1)	Based on issued and outstanding share capital of 72,628,605 common shares as of September 28, 2012.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at September 28, 2012:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
221	146	11,604,805	15.97%

(2)	Based on issued and outstanding share capital of 72,628,605 common shares as of September 28, 2012.

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

During the year ended May 31, 2012 and May 31, 2011, we entered into the following transactions with related parties:

●	SMR Investments Ltd. (“SMR”) is a private company controlled by an officer. Under a management contract with SMR, we agreed to pay $2,500 per month for management services. We were charged management fees by SMR of $30,000 during the year ended May 31, 2012 (2011 - $30,000). As of May 31, 2012, $Nil (May 31, 2010 - $8,776) was payable to SMR.

●	During the year ended May 31, 2012, director’s fees of $19,000 (2011 - $12,000) were paid to our President.

●	Fees of $11,495 (2011 - $6,493) were paid to KLR Petroleum Ltd. (which is controlled by our President) for administration of our payroll and benefit plan.

Related party transactions occurred in the normal course of operations and are measured at agreed to amounts, which is the amount of consideration established and agreed to by the parties.

Related party transactions not disclosed elsewhere in these financial statements are as follows:

At May 31, 2012, the following advances to/from related parties, other than the note receivable from REGI US, Inc. are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the companies are controlled by the President and CEO or are companies where he is the President and CEO:

Advances to related parties:

	May 31, 2012 $	May 31, 2011 $
IAS Energy, Inc.	-	24,821
Linux Gold, Inc.	-	74,946
REGI US, Inc. *	25,224	28,600
	25,224	128,367

Advances from related parties:

	May 31, 2012 $	May 31, 2011 $
Minewest Silver and Gold Corp.	4,458	-
Linux Gold Corp.	49,433	-
Reg Technologies Inc.	-	7,213
SMR Investments Ltd.	-	8,776
	53,891	15,989

*During the year ended May 31, 2012 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $540 on the promissory note during the year ended May 31, 2012. The note matured on April 18, 2012 and was extended to an expiry date of December 31, 2012.

During the year ended May 31, 2012, Linux and the Company revised the Fish Creek property option agreement whereby the Company applied $142,517 of the balance owed by Linux as cash payment in lieu of exploration work required by the option agreement, in consideration of which Linux extended the option agreement for an additional year.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Included are our audited financial statements, consisting of consolidated statements of financial position as at May 31, 2012 and 2011, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of change in equity for each of the years ended Mary 31, 2012 and 2011 along with related notes and Auditor’s Report and Comments by Auditors. See Item 17 – “Financial Statements”.

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

B.    Significant Changes

The following changes occurred subsequent to May 31, 2012:

●	On July 4, 2012 the Company received the approval from the TSX-V on a normal course issuer bid (“NCIB”) to purchase up to 10% of the issued and outstanding common shares of the Company on the open market. As of the date of this report, the Company purchased 1,073,000 shares of the Company for gross purchase of $78,680 at prices between $0.055 to $0.085 per share.

●	On July 10, 2012 the Company received the approval from the TSX-V on re-pricing 300,000 options from exercise prices between $0.185 and $0.24 to exercise price of $0.10.

●	On June 21, 2012 the Company granted 2,125,000 options exercisable into the Company’s common shares at $0.10 per share until June 21, 2017.

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

The following summarizes the reported high and low prices for our shares on the TSX.V and the OTC BB for the periods indicated:

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Monthly Stock Prices	Cdn$	Cdn$	US$	US$
August 2012	0.08	0.06	0.08	0.06
July 2012	0.07	0.05	0.07	0.05
June 2012	0.05	0.05	0.05	0.04
May 2012	006	0.05	0.07	0.04
April 2012	0.08	0.05	0.08	0.05
March 2012	0.08	0.06	0.08	0.06

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V(1)		OTC BB (2)
	High	Low	High	Low
Quarterly Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2012
Fourth Quarter	0.08	0.05	0.08	0.04
Third Quarter	0.10	0.06	0.11	0.05
Second Quarter	0.13	0.06	0.12	0.05
First Quarter	0.13	0.07	0.13	0.08
Fiscal 2011
Fourth Quarter	0.18	0.10	0.18	0.09
Third Quarter (1)	0.19	0.14	0.18	0.14
Second Quarter	0.18	0.14	0.18	0.14
First Quarter	0.20	0.17	0.20	0.15

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Annual Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2012	0.13	0.05	0.13	0.04
Fiscal 2011	0.20	0.10	0.20	0.09
Fiscal 2010	0.39	0.12	0.35	0.04
Fiscal 2009	0.17	0.02	0.16	0.12
Fiscal 2008	0.275	0.13	0.23	0.11

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The closing price of our common shares on the TSX.V on May 31, 2012 was Cdn$0.05 and on the OTC BB it was US$0.05.

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

B.    Memorandum and Articles of Association

Securities Register

We maintain at Computer share Investor Services Inc. (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

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

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which we have entered or propose to enter is:

●	liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

●	not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

●	and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

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

Description of Securities

Common Shares

We are authorized to issue 100,000,000 common shares without par value of which, as at September 28, 2012, 72,628,605 common shares are issued and outstanding as fully paid and non-assessable. As at September 28, 2012, we had 2,775,000 common shares reserved under our stock option plan. These options are exercisable at prices ranging between $0.10 and $0.19 per share, expiring on dates ranging from August 26, 2013 to June 21, 2017. As at September 28, 2012, we had 585,000 common shares reserved under share purchase warrants. These warrants are exercisable at a price of $0.15 per share, expiring on September 30, 2012.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Preferred Shares

We are authorized to issue 5,000,000 preferred shares with no par value, which, as at September 28, 2012, no preferred shares are issued and outstanding. The Preferred Shares have attached thereto a right to receive dividends as determined by the Board. Pursuant to the special rights and restrictions attached to the shares, we may, by directors' resolution or ordinary resolution, in each case as determined by the Board: (a) determine the maximum number of shares of any of those series of preferred shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of preferred shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of preferred shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

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

C.    Material Contracts

During the year ended May 31, 2012 and subsequent to that date we entered into the following material contracts:

On April 20, 2012 the Company and Minewest Silver and Gold Inc. 70% owner of the Silverknife claims, entered into an Exploration, Development and Mine Operating Agreement until the completion of mining and environmental restoration on the Property with initial participation interests of 70% and 30% for Minewest and the Company respectively. The Exploration Agreement was approved by the TSX Venture Exchange on September 7, 2012.

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

Management has concluded, based on their evaluation, that as of May 31, 2012, weaknesses existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties and ineffective risk management. These weaknesses have the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures. As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. Because of the material weakness described, management believes that, as of May 31, 2012, our company’s internal control over financial report was not effective as of the Evaluation Date.

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

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have a financial expert on our audit committee. We rely upon the services of a chartered accountant in Vancouver, BC, Canada, to prepare our consolidated financial statements.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

ACAL Group, Chartered Accountants (“ACAL”) audited our financial statements for the years ended May 31, 2012 and May 31, 2011.

ACAL were paid or accrued the corresponding fees for the fiscal years ended May 31, 2012 and May 31, 2011, respectively.

Audit Fees

Fees billed by ACAL for professional services for the year ended May 31, 2012 were $19,000 and for the year ended May 31, 2011 were $18,000. Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit Related Fees

Fees billed for audit related fees by ACAL for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under audit fees totaled $Nil for ACAL for the years ended May 31, 2012 and 2011.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning work billed by ACAL for the years ended May 31, 2012 and 2011 were $Nil.

All Other Fees

All other fees billed by ACAL during the fiscal years ended May 31, 2012 and 2011 were $Nil for compilation reports on the pro forma financial statements.

Audit Committee Policies and Procedures

The audit services provided to us by ACAL in the fiscal years ended May 31, 2012 and May 31, 2011 were pre-approved by our audit committee. Prior to engaging ACAL, as the case may be, to perform audit and review services, our audit committee reviewed the services to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

It is our policy for our Audit Committee to pre-approve all audit and audit-related fees prior to commencement of the services. The percentage of audit related fees pre-approved by our Audit Committee during fiscal 2012 was 100%.

There were no hours expended on ACAL’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than ACAL’s full-time, permanent employees.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf, or any affiliated purchaser.

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

Consolidated Financial Statements for the Year Ended May 31, 2012 and 2011

Auditors’ Report dated September 27, 2012.

Consolidated Statements of Financial Position

Consolidated Statements of Operations and Comprehensive Loss

Consolidated Statements of Cash Flows

Consolidated Statements of Change in Equity

Notes to the Consolidated Financial Statements

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

SUITE 1850 1066 WEST HASTINGS STREET VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

INDEPENDENT AUDITORS’ REPORT

To:        the Shareholders of

Teryl Resources Corp.

We have audited the accompanying consolidated financial statements of Teryl Resources Corp. (the “Company”), which comprise the consolidated statements of financial position as at May 31, 2012 and May 31, 2011 and June 1, 2010, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended May 31, 2012 and May 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2012 and May 31, 2011 and June 1, 2010, and its financial performance and its cash flows for the years ended May 31, 2012 and May 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

September 27, 2012

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)

	May 31, 2012 $	May 31, 2011 $	June 1, 2010 $
		(Note 18)	(Note 18)
Assets
Current
Cash and cash equivalent	2,059,482	19,371	257,650
Amounts receivable and prepaid expenses	77,537	10,376	37,397
Advances to related parties (Note 10)	-	128,367	126,093
Promissory note receivable – related party (Note 10)	25,224	-	-
	2,162,243	158,114	421,140

Investments (Note 6)	-	-	837
Reclamation Bonds	8,778	5,478	5,478
Equipment (Note 7)	5,054	4,892	7,941
Mineral Property Interests (Note 9)	176,643	196,550	173,419
Deferred Exploration Expenditures (Note 9)	195,376	1,891,143	1,718,663
	2,548,094	2,256,177	2,327,478
LIABILITIES
Current
Accounts payable	24,500	77,673	49,939
Accrued liabilities	39,384	22,000	57,455
Due to related parties (Note 10)	53,891	15,989	25,488
Convertible loan (Note 11)	-	-	60,000
	117,775	115,662	192,882
SHAREHOLDERS’ EQUITY
Share Capital (Note12)
Authorized:
100,000,000 common shares, voting, no par value
5,000,000 preferred shares, non-voting, $1 par value
Issued and outstanding:
72,678,605 and 72,103,605 common shares on May 31, 2012 and 2011, respectively (June 1, 2010 – 67,463,446)	14,045,753	14,004,922	13,456,263
Share Subscriptions Received	-	-	10,000
Reserves	701,825	688,112	550,941
Accumulated Other Comprehensive Loss	(83,160)	(1,084,750)	(949,023)
Deficit	(12,234,099)	(11,467,769)	(10,933,585)
	2,430,319	2,140,515	2,134,596
	2,548,094	2,256,177	2,327,478

Going Concern (Note 1) and Subsequent Events (Note 19)

Approved on behalf of the Board of Directors:

“John Robertson”	Director	“Suzan El-Khatib”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Year Ended May 31, 2012 $	Year Ended May 31, 2011 $
		(Note 18)
General and Administrative Expenses
Amortization of equipment	1,139	1,497
Filing and regulatory fees	20,279	23,280
Foreign exchange (gain) loss	(23,735)	3,146
Geological consulting	-	1,172
Consulting, Management and directors’ fees (Note 14)	139,899	139,344
Office and sundry	21,374	17,820
Office rent and utilities (Note 14)	16,779	14,515
Professional fees	52,908	44,489
Publicity, promotion and investor relations	127,511	126,119
Secretarial and employee benefits (Note 14)	33,852	29,467
Stock-based compensation (Note 12)	1,897	63,775
Telephone	6,080	8,901
Transfer agent fees	5,148	6,147
Travel, auto and entertainment	8,789	19,551

Operating Loss	(411,920)	(499,223)

Other Income (Expenses)
Miscellaneous income	19,232	22,876
Interest income	3,286	-
Interest expense	-	(1,645)
Gain on sale of equipment	-	1,147
Loss on sale of mineral property	(376,928)	-
Available for sale investments written off	-	(4,024)
Mineral Property written off	-	(7,500)
Exploration expenditures written off	-	(45,815)

	(354,410)	(34,961)

Net Loss for the Year	(766,330)	(534,184)

Translation of foreign operation (Note 3)	1,001,590	(138,914)
Available-for-sale investments	-	3,187

Comprehensive Income (Loss) for the Year	235,260	(669,911)

Loss per Share – Basic and Diluted	(0.01)	(0.01)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	72,486,938	69,973,962

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year Ended May 31, 2012 $	Year Ended May 31, 2011 $
		(Note 18)
Cash flows from operating activities
Net loss for the year	(766,330)	(534,184)
Items not affecting cash
Amortization of equipment	1,139	1,497
Exploration expenditures written off	-	45,815
Mineral properties written off	-	7,500
Available for sale investment written off	-	4,024
Gain on sale of equipment	-	(1,147)
Interest income on related party promissory note	(540)	-
Loss on sale of mineral property	376,928	-
Stock-based compensation	1,897	63,775
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(15,161)	27,021
Accounts payable and accrued liabilities	(23,697)	(4,471)
Advances from (to) related parties	(932)	(11,773)
	(426,696)	(401,943)

Cash flows from (used) in investing activities
Deposit paid	(55,300)	-
Mineral property and deferred exploration expenditures	(45,975)	(221,545)
Proceed on sale of mineral property interest	2,571,500	-
Sale (purchase) of equipment	(1,301)	2,699
	2,468,924	(218,846)

Cash flows from (used in) financing activities
Convertible loan proceeds (repayment)	-	(60,000)
Share capital issued for cash	57,500	596,149
Share issuance costs	(4,853)	(23,594)
	52,647	512,555

Effect of exchange rate changes on cash	(54,764)	(130,045)

Increase (decrease) in cash	2,040,111	(238,279)
Cash, beginning of year	19,371	257,650

Cash, end of year	2,059,482	19,371
Supplemental Disclosures
Interest paid	-	200
Income taxes paid	-	-
Non-cash Transactions
Shares issued for mineral properties	-	39,500

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(Stated in Canadian Dollars)

	Share Capital		Share Subscriptions		Accumulated Other Comprehensive
	Number	Amount $	Received $	Reserves $	Loss $	Deficit $	Total $

Balance, June 1, 2010 (Note 18)	67,463,446	13,456,263	10,000	550,941	(949,023)	(10,933,585)	2,134,596
Shares issued for property	250,000	39,499	-	-	-	-	39,499
Shares issued for cash upon:
Private placements	3,342,659	367,672	-	110,133	-	-	477,805
Exercise of warrants	1,047,500	141,488	(10,000)	(36,738)	-	-	94,750
Stock-based compensation	-	-	-	38,107	-	-	38,107
Warrants extension	-	-	-	25,669	-	-	25,669
Available-for-sale investments written off	-	-	-	-	3,187	-	3,187
Net loss for the year	-	-	-	-	-	(534,184)	(534,184)
Translation of foreign operation	-	-	-	-	(138,914)	-	(138,914)
Balance, May 31, 2011 (Note 18)	72,103,605	14,004,922	-	688,112	(1,084,750)	(11,467,769)	2,140,515
Shares issued for cash, net of share issue cost	575,000	41,033	-	11,614	-	-	52,647
Fair value of broker warrants	-	(202)	-	202	-	-	-
Stock based compensation	-	-	-	1,897	-	-	1,897
Net loss for the year	-	-	-	-	-	(766,330)	(766,330)
Translation of foreign operation	-	-	-	-	1,001,590	-	1,001,590
Balance, May 31, 2012	72,678,605	14,045,753	-	701,825	(83,160)	(12,234,099)	2,430,319

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. (the “Company”) is a public company incorporated in British Columbia on May 23, 1980 and changed to its current name on February 28, 1984. Its shares are listed on the TSX Venture Exchange (“TSX.V”). The Company is in the business of acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The Company’s registered office is located at #240 – 11780, Hammersmith Way, Richmond, BC, V7A 5E9.

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its natural resource interests. The Company has incurred an accumulated deficit of $12,234,099 (2011 - $11,467,769) as at May 31, 2012 and has incurred a loss of $766,330 in the year ended May 31, 2012 (2011 – $534,184). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these consolidated financial statements, adjustments would be necessary in the carrying values of assets, liabilities, reported income and expenses and the balance sheet classifications used. Such adjustments could be material.

2.	STATEMENT OF COMPLIANCE

These consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these consolidated financial statements represent the Company’s initial presentation of its annual operating results and year-end financial position under IFRS, they were prepared in accordance with IFRS 1 (First time Adoption of IFRS). The first date at which IFRS was applied was June 1, 2010. The policies set out below were consistently applied to all the periods presented unless otherwise noted below.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from IFRS. In preparing these consolidated financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. Note 18 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income along with line-by-line reconciliations of the consolidated statement of financial position as at May 31, 2011 and June 1, 2010, and the consolidated statement of operations and comprehensive income for the year ended May 31, 2011. Subject to the transition elections, the Company has consistently applied the same accounting policies in the opening IFRS statement of financial position at June 1, 2010 and throughout the periods presented, as if these policies had always been in effect.

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 27, 2012.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Basis of consolidation and presentation

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

Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

Equipment

The Company records its office and automotive equipment at cost and depreciates them on the following basis:

Office equipment	Declining-balance basis at 20%
Automotive equipment	Declining-balance basis at 30%
Computer equipment purchased after May 31, 2010	50% per annum over two years

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the year end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the operations of the year.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
●	Income and expenses are translated at average exchange rates for the period; and
●	Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated statement of comprehensive income and are recognized in the profit or loss in the period in which the operation is disposed.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share - based compensation

The Company’s share option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based compensation expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized at fair value. Financial assets are classified at initial recognition as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The Company does not use any hedging instruments. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - inputs that are not based on observable market data.

At May 31, 2012, all of the financial instruments measured at fair value are included in Level 1.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification. Financial assets at fair value through profit or loss includes financial assets held-for-trading which represent assets that are acquired for the purpose of selling or repurchasing in the near term. These financial assets are initially recorded in the statement of financial position at fair value with changes in fair value recognized in the operations of the year.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement at fair value, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Any amortization of the effective interest rate method and any impairment is recognized in the operations of the year.

Held-to-maturity investments represent assets to be held until a specific time period and are initially measured at fair value, including transaction costs. After initial measurement at fair value, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Any amortization of the effective interest rate method and any impairment is recognized in the operations of the year.

Available-for-sale financial assets are investments in equity instruments that are measured at fair value with gains and losses, net of applicable taxes, included in other comprehensive income until the asset is removed from the consolidated statement of financial position. Once this occurs, the resultant gains or losses are recognized in comprehensive loss. Any permanent impairment of available-for-sale financial assets is also included in the operations of the year.

Financial liabilities are initially recorded at fair value and are designated as fair value through profit or loss or other financial liabilities. Derivative financial liabilities are classified as fair value through profit or loss and are initially recorded in the consolidated statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the operations of the year. Non-derivative financial liabilities are recorded at amortized cost using the effective interest rate method. Any amortization of the effective interest rate method is recognized in the operations of the year.

Financial assets, others than those at fair value through profit and loss are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. The amount of impairment loss is recognized in the operations of the year. Any subsequent reversals of impairment is also recognized in the operations of the year, except for those related to available-for-sale financial assets.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral property or exploration and evaluation

The Company follows the practice of capitalizing all costs relating to the acquisition of, exploration and development of mineral claims and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income the costs recovered on mineral properties when the amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”. After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Rehabilitation Provisions:

Provision related to asset retirement obligation, dismantling, decommissioning and site disturbance remediation is made for the estimated cost and capitalized in the relevant asset category. Such provision is measured at the present value of management’s best estimate of expenditure required to settle the present obligation at the Consolidated Statement of Financial Position date. Subsequent to the initial measurement, the obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs in the Consolidated Statement of Operations whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the obligation are charged against the provision to the extent the provision is established.

       Other Provisions:

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date

The Company had no provisions as at May 31, 2012.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Impairment of assets

The carrying amount of the Company’s assets (which includes the exploration and evaluation asset) are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the operations of the year.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Accounting for Oil and Gas Well Interests

(i) Recognition and measurement

Oil and gas properties/exploration and evaluation expenditures

Pre-license costs are expensed in the statement of comprehensive loss as incurred.

Oil and gas properties costs, including the costs of acquiring licenses, initially are capitalized as oil and gas properties. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

Oil and gas properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

The technical feasibility and commercial viability of extracting oil & gas resource is considered to be determinable when proved and/or probable reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved and/or probable reserves have been discovered. Upon determination of proved and/or probable reserves, oil and gas properties attributable to those reserves are first tested for impairment and then reclassified from oil and gas properties to PP&E or expensed in income or loss to the extent of any impairment.

Development and production costs

Items of PP&E, which include crude oil and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGU’s for impairment testing. The cost of PP&E at June 1, 2010, the date of transition to IFRS, was determined by reference to the IFRS 1 exemption and related allocation methodology whereby the Company elected to use the historical cost under previous GAAP as the deemed cost for petroleum and natural gas assets. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components). Gains and losses on disposal of an item of PP&E, including crude oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized in income or loss.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Oil and Gas Well Interests (Continued)

(ii) Depletion

Development and production oil assets are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The net carrying value of development or production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proven reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves.

(iii) Derecognition

The carrying amount of an item of oil and gas properties is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income or loss and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

        (iv) Major maintenance

Ongoing costs to maintain properties are generally expensed as incurred. The costs of material replacement, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period.

New standards and interpretations

New accounting standards issued but not yet effective - Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective June 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New standards and interpretations (Cont’d)

New accounting standards effective May 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on May 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New standards and interpretations (Cont’d)

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

4.	SIGNIFICANT ACCOUNTING JUDGMENT AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the year.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING JUDGMENT AND ESTIMATES (Continued)

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Depreciation for equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the operations of the year.

Economic recoverability and probability of future economic benefits of mineral properties

Management has determined that mineral property and deferred exploration costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Foreign exchange risk (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

May 31, 2012	Cash	Accounts payable
	439,318	2,831

At May 31, 2012 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $43,648.

Interest rate and credit risk

The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

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

6.	INVESTMENTS

At May 31, 2011, the Company wrote off its investments in 15,880 common shares of Linux Gold Corp., a company with directors in common as a result of permanent impairment.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

7.	EQUIPMENT

	May 31 2012 $	May 31 2011 $	May 31 2010 $
Computer, furniture and fixtures – at cost	28,311	27,010	27,010
Less: Accumulated amortization	(23,257)	(22,118)	(20,896)
	5,054	4,892	6,114
Automotive equipment – at cost	-	-	15,531
Less: Accumulated amortization	-	-	(13,704)
	-	-	1,827

	5,054	4,892	7,941

8.	OIL AND GAS WELL INTERESTS

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

9.	MINERAL PROPERTY INTERESTS

	Balance May 31 2010 $	Balance May 31 2011 $	Effect of Exchange Rate Changes $	Disposed $	Balance May 31 2012 $
Property acquisition costs
Silverknife	1	32,001	-	-	32,001
Fish Creek	49,538	49,538	-	-	49,538
West Ridge	90,710	90,710	4,394	-	95,104
Gil Venture	33,170	24,301	-	(24,301)	-

	173,419	196,550	4,394	(24,301)	176,643

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (continued)

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg Tech”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty (“NPR”) to Rapitan and a 1% Net Smelter Returns to SMR. On December 21, 2010 the Company purchased the 10% NPR in the Silverknife property from Rapitan for consideration of 200,000 common shares of the Company issued at a fair value of $32,000 on January 25, 2011. (Note 12).

On April 20, 2012 the Company and Minewest Silver and Gold Inc. (“Minewest”), a former 100% owned subsidiary of Reg Tech to which Reg Tech spun off 100% of its interest in the Silverknife claims, entered into an Exploration, Development and Mine Operating Agreement (the “Exploration Agreement”) until the completion of mining and environmental restoration on the Property with initial participation interests of 70% and 30% for Minewest and the Company respectively. The Exploration Agreement was approved by the TSX Venture Exchange on September 7, 2012.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2011. Linux will have a 5% Net Profit Interest until the Company pays $2,000,000 US. On March 4, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012.

On December 1, 2011 the Company and Linux further amended the agreement to include the following terms:

●	Linux applies $75,000 owed by the Linux to the Company towards the above stated minimum exploration budget of US$500,000;
●	The Company has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and
●	The term of the agreement is extended to March 5, 2013.

The Company exercised its option to pay the expenditures in cash in lieu of the exploration costs to Linux. As a result, $75,000 advanced to Linux by the Company was applied as a recovery of exploration costs for the year ended May 31, 2012.

During May, 2012 the Company and Linux agreed to apply the balance owed by Linux of $7,517 and make an additional cash payment of $60,000 towards the minimum exploration budget of $500,000.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (Continued)

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010 the Company signed an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska. Consideration for the option is as follows:

●	issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);
●	issue an additional 50,000 common shares on the first anniversary of the Approval Date;
●	issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and
●	contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

On October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off. The Option Agreement was officially terminated on October 4, 2011.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company will continue to maintain the claims and will commence its exploration program.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 20% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement, which granted the Company a 20% participating interest in the claims. Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs, earning them an 80% participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture, through its operator Fairbanks Gold Mining, Inc. (“Fairbanks”), was doing exploration work on this property. During the year ended May 31, 2011 the Company incurred exploration expenditure of $270,462 on the property.

Effective December 21, 2011 the Company executed the Asset Purchase Agreement to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to US$15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (Continued)

Deferred Exploration Expenditures

	May 31, 2012 $	May 31, 2011 $
Silverknife Claims
Staking and recording	2,418	9,672
Geological consulting	2,186	7,213
	4,604	16,885
Fish Creek Claims
Cash in lieu of exploration work	142,517	-
Geological consulting	2,139	-
	144,656	-
Gil Venture Claims
Exploration	-	186,425
Geological consulting	-	84,037
Disposition	(2,948,428)	-
	(2,948,428)	270,462
Gold Hill Claims
Travel, maps, rent and survey	-	11,554
Written off – inactive claims	-	(11,554)
	-	-
Kahiltna Terrane Claims
Staking and recording	-	9,204
Geological consulting	-	25,057
Written off – inactive claims	-	(34,261)
	-	-
West Ridge Claims
Staking and recording	21,066	8,165
	21,066	8,165

Exploration expenditures for the year	170,326	341,327
Disposition	(2,948,428)	-
Effect of foreign exchange rate changes	1,082,335	(123,032)
Exploration expenditures written off
Written off – terminated, abandoned or inactive claims	-	(45,815)
	(1,695,767)	172,480
Exploration expenditures – beginning of year	1,891,143	1,718,663

Exploration expenditures – end of year	195,376	1,891,143

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

10.	ADVANCES TO/ FROM RELATED PARTIES

Amounts due to/ from related parties, other than the note receivable from REGI US, Inc. are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Advances to related parties:

	May 31, 2012 $	May 31, 2011 $	May 31, 2010 $
IAS Energy, Inc.	-	24,821	24,821
Linux Gold, Inc. (b)	-	74,946	72,672
REGI US, Inc. (a)	25,224	28,600	28,600
	25,224	128,367	126,093

Advances from related parties:

	May 31, 2012 $	May 31, 2011 $	May 31, 2010 $
Minewest Silver and Gold Corp.	4,458	-	-
Linux Gold Corp. (b)	49,433	-	-
KLR Petroleum Ltd.	-	-	5,990
Reg Technologies Inc.	-	7,213	14,598
SMR Investments Ltd.	-	8,776	4,900
	53,891	15,989	25,488

(a) During the year ended May 31, 2012 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $540 on the promissory note during the year ended May 31, 2012. The note matured on April 18, 2012 and was extended to an expiry date of December 31, 2012.

(b) During the year ended May 31, 2012, Linux and the Company revised the Fish Creek property option agreement whereby the Company applied $142,517 of the balance owed by Linux as cash payment in lieu of exploration work required by the option agreement, in consideration of which Linux extended the option agreement for an additional year (Note 9).

11.	CONVERTIBLE LOANS

On July 15, 2009, the Company entered into two promissory note agreements with an external party for $60,000 and $31,363 (US$27,000) to be paid on or before June 30, 2010. The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009. The principal amounts are convertible into shares of the Company at $0.20 per share upon regulatory approval. Due to the short-term nature, the debt component of the convertible loans approximates the principal amount of the loans.

In January, 2010 the Company redeemed the convertible loan of $31,363 (US$27,000) with cash payment on the full principal amount of US$27,000.

On June 1, 2010 the Company redeemed the remaining convertible loan of $60,000 with full payment on the principal. Total interest of $200 (2010 - $5,287) was paid to the lender.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

12.	SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these consolidated financial statements.

On June 6, 2010 the Company issued 1,047,500 common shares for warrants exercised at $0.10 per share for gross proceeds of $104,750.

On November 2, 2010 the Company issued 50,000 common shares to the vendor of the Kahiltna Terrane Option Agreement (Note 9). The shares are valued at $7,500 based on the trading price of $0.15 on November 2, 2010, the issuance date of the shares.

On December 17, 2010, the Company issued 1,983,326 units of capital stock pursuant to a private placement at $0.15 per unit. Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.20 per share expiring December 17, 2011. Finders’ fee of $11,570 was paid in connection with this private placement.

On January 25, 2011 the Company issued 200,000 common shares as consideration for purchasing an additional 10% NPR in the Silverknife property (Note 9). The shares are valued at $32,000 based on the trading price of $0.16 on January 25, 2011, the issuance date of the shares.

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

On September 30, 2011, the Company issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit. Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. In connection with the private placement finders’ fee of $2,100 was paid and 10,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. The broker warrants were valued at $202 using the Black-Scholes option pricing model, with the assumptions of risk free interest rate – 0.83%, expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 111.84%.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

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

As the Company believes that it is not probable that any options (other than those granted to investor relations) would vest except the first 25% of the options that vested immediately upon a date of grant, the fair value of the first 25% of the options that vested were charged to the consolidated statements of operations and comprehensive loss.

During the year ended May 31, 2011, the Company granted 250,000 stock options exercisable at $0.19 per share up to August 26, 2013 with fair value of $38,107 for the options vested during the period.

During the year ended May 31, 2012, the Company granted 300,000 stock options exercisable at $0.08 per share up to three months after the termination of the consultant’s service with fair value of $1,897 for the options vested during the year. Because the options were granted to a consultant performing investor relation activities, 25% of the options vested immediately and the rest were to vest at 25% every three months. The investor relation agreement was terminated after the three month trial period.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2012	2011
Risk-free interest rate	0.91%	1.52%
Expected dividend yield	Nil	Nil
Expected stock price volatility	162%	190%
Forfeiture rate	75%	0%
Expected life (in years)	0.25	3.00

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the year ended May 31, 2012:

	Number of Options	Weighted Average Exercise Price $

Balance – May 31, 2010	2,302,500	0.16
Granted	250,000	0.19
Expired	(65,000)	0.25
Forfeited, unexercised	(87,500)	0.15
Balance – May 31, 2011	2,400,000	0.16
Issued	300,000	0.08
Forfeited, unexercised	(75,000)	0.20
Expired	(1,675,000)	0.15
Balance – May 31, 2012	950,000	0.16

The following share purchase options were outstanding at May 31, 2012:

Expiry Date	Exercise Price $	Number of Options	Remaining Contractual Life (years)	Number of Options Exercisable
March 10, 2013	0.210	75,000	0.78	18,750
October 30, 2014	0.185	225,000	2.42	56,250
April 19, 2015	0.240	100,000	2.89	25,000
August 26, 2013	0.190	250,000	1.24	250,000
September 15, 2012	0.080	300,000	0.29	75,000

		950,000		425,000

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2012 and 2011:

	Number of Warrants	Weighted Average Exercise Price $

Balance – May 31, 2010	2,694,234	0.17
Issued	3,381,659	0.20
Exercised	(1,047,500)	0.10
Expired	(1,646,734)	0.22
Balance – May 31, 2011	3,381,659	0.20
Issued	585,000	0.15
Expired without exercised	(3,381,659)	0.20
Balance – May 31, 2012	585,000	0.15

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

12.	SHARE CAPITAL (Continued)

Warrants (continued)

Expiry Date	Exercise Price $	Number of Warrants	Remaining Contractual Life (years)

September 30, 2012	0.15	585,000	0.34

		585,000

During the year ended May 31, 2012, a total of 575,000 warrants and 10,000 broker warrants were issued with fair values of $11,614 and $202 respectively. The fair value of warrants issued was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate	0.83%
Expected dividend yield	Nil
Expected stock price volatility	111.84
Expected life (in years)	1.00

13. INCOME TAXES

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s Canadian deferred tax assets as of May 31, 2012 and 2011 are as follows:

	2012 $	2011 $
Non-capital loss carry forwards	1,204,000	1,092,000
Equipment & others	17,000	17,000
Resource deductions	347,000	347,000
Share issue costs	11,000	19,000
	1,579,000	1,475,000
Valuation allowance	(1,579,000)	(1,475,000)
	-	-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2012 $	2011 $
Statutory tax rate	25.9%	27.7%
Income tax recovery at statutory rate	(198,479)	(147,969)
Permanent differences and other	83,129	6,758
Change in tax rate for non-Canadian company	7,752	(823)
Effect of change in tax rate	3,685	13,051
Tax benefits not recognized	103,914	128,983
	-	-

The Company has Canadian non-capital losses of approximately $4,815,000 (2011 - $4,370,000), which expire over the years 2014 to 2032. The Company also has cumulative exploration expenses in the amount of $1,655,000 (2011 -$1,495,000) in Canada and the USA, which can be carried forward indefinitely.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

14.	RELATED PARTY TRANSACTIONS

Related party transactions occurred in the normal course of operations and are measured at agreed to amounts, which is the amount of consideration established and agreed to by the parties.

Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2012 (2011 - $30,000). As of May 31, 2012, $Nil (May 31, 2011 - $27,125) was payable to SMR by the Company.

During the year ended May 31, 2012, directors fees of $19,000 (2011 - $12,000) were paid to the President of the Company. Fees of $11,495 (2011 - $6,493) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

15.	TERYL, INC. TRASACTIONS (100% US Subsidiary)

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

16.	SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests. Details on a geographic basis are as follows:

May 31, 2012	Canada $	United States $	Total $
Total assets	2,262,481	285,613	2,548,094
Acquisition and exploration costs	113,490	258,529	372,019
Net income (loss)	(413,975)	(352,355)	(766,330)

May 31, 2011	Canada $	United States $	Total $
Total assets	86,188	2,169,989	2,256,177
Acquisition and exploration costs	48,886	2,038,807	2,089,693
Net income (loss)	(554,766)	20,582	(534,184)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

17.	CAPITAL MANAGEMENT

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

18.	TRANSITION TO IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earnings unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position dated June 1, 2010:

(a) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010.

(b) Functional and presentation currency

IFRS requires that the functional currency of each entity in the consolidated Group be determined separately in accordance with the indicators as per IAS 21 “The Effects of Changes in Foreign Exchange Rates” and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Under IFRS, the results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
●	Income and expenses are translated at average exchange rates for the period; and
●	Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of comprehensive income and are recognized in the profit or loss in the period in which the operation is disposed.

The functional currency of Teryl, Inc. was determined to be United States dollars, which was translated into its presentation currency, Canadian dollars, at each reporting periods.

(c) Business Combination and non-controlling interests

The Company elected IFRS 1 that allows the application of the requirements of IFRS 3 and IAS 27 prospectively from the transaction date.

(d) Carrying value of producing oil and gas properties

The Company elected to deem amount determined under Canadian GAAP for its interests in producing oil and gas properties as at June 1, 2010 as the carrying value of these assets and adjusted for impairment, if any.

(e) Carrying value of undeveloped oil and gas properties

The Company elected to deem amount determined under Canadian GAAP as at June 1, 2010 for undeveloped oil and gas properties as the carrying value of these assets at June 1, 2010 and adjusted for impairment, if any.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

18.	TRANSITION TO IFRS (Cont’d)

(f) Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of June 1, 2010 are consistent with its Canadian GAAP estimates for that date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While the first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of operations and comprehensive income (loss), for the year ended May 31, 2011 have been reconciled to IFRS, with the resulting differences explained. In addition, the consolidated statements of financial position as at June 1, 2010 have been reconciled with the resulting differences explained.

(g) Equity component of convertible debt

GAAP allows the proportional or relative value method in calculating the values of the equity and debt components of a convertible. IFRS requires the residual method, whereby the fair value of the liability is calculated first and then the fair value of equity is the residual face value of the instrument after deduction of the value of the liability component.

The Company elected IFRS 1 exemption for not to retrospectively separate the liability and equity components of compound instruments for.

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the consolidated statements of cash flows.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

18.	TRANSITION TO IFRS (Cont’d)

Reconciliation of Statement of Financial Position as at June 1, 2010 – Transition Date:

	June 1, 2010
	Canadian GAAP $	IFRS Adjustments $	IFRS $
Assets
Current
Cash and cash equivalent	257,650		257,650
Amounts receivable and prepaid expenses	37,397		37,397
Advances to related parties	126,093		126,093
	421,140		421,140

Investments	837		837
Reclamation Bonds	5,478		5,478
Equipment	7,941		7,941
Mineral Property Interests (18 (b))	196,855	(23,436)	173,419
Deferred Exploration Expenditures (18 (b))	2,637,853	(919,190)	1,718,663
	3,270,104	(942,626)	2,327,478
LIABILITIES
Current
Accounts payable	107,394	(57,455)	49,939
Accrued liabilities	-	57,455	57,455
Advances from related parties	25,488		25,488
Liability component of convertible loan (18 (g))	58,730	1,270	60,000
	191,612	1,270	192,882
SHAREHOLDERS’ EQUITY
Share Capital
Issued and outstanding:	13,456,263		13,456,263
Equity component of convertible loan (18 (g))	14,565	(14,565)	-
Share Subscriptions Received	10,000		10,000
Reserves	550,941		550,941
Accumulated Other Comprehensive Loss (18 (b))	(3,187)	(945,836)	(949,023)
Deficit (18 (b) & (g))	(10,950,090)	16,505	(10,933,585)
	3,078,492	(943,896)	2,134,596
	3,270,104	(942,626)	2,327,478

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

18.	TRANSITION TO IFRS (Cont’d)

Reconciliation of Statement of Financial Position as at May 31, 2011:

	May 31, 2011
	Canadian GAAP $	IFRS Adjustments $	IFRS $
Assets
Current
Cash and cash equivalent	19,371		19,371
Amounts receivable and prepaid expenses	10,376		10,376
Advances to related parties	128,367		128,367
	158,114		158,114

Reclamation Bonds	5,478		5,478
Equipment	4,892		4,892
Mineral Property Interests (18 (b))	228,855	(32,305)	196,550
Deferred Exploration Expenditures (18 (b))	2,942,351	(1,051,208)	1,891,143
	3,339,690	(1,083,513)	2,256,177
LIABILITIES
Current
Accounts payable	99,673	(22,000)	77,673
Accrued liabilities	-	22,000	22,000
Advances from related parties	15,989		15,989
	115,662		115,662
SHAREHOLDERS’ EQUITY
Share Capital
Issued and outstanding:	14,004,922		14,004,922
Reserves (18 (g))	699,762	(11,650)	688,112
Accumulated Other Comprehensive Loss (18 (b))	-	(1,084,750)	(1,084,750)
Deficit (18 (b) & (g))	(11,480,656)	12,887	(11,467,769)
	3,224,028	(1,083,513)	2,140,515
	3,339,690	(1,083,513)	2,256,177

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

18.	TRANSITION TO IFRS (Cont’d)

Reconciliation of Statement of Comprehensive Loss for the Year Ended May 31, 2011:

	Year Ended May 31, 2011
	Canadian GAAP $	IFRS Adjustments $	IFRS $
General and Administrative Expenses
Amortization of equipment	1,497		1,497
Filing and regulatory fees	23,280		23,280
Foreign exchange (gain) loss (18 (b))	1,173	1,973	3,146
Geological consulting	1,172		1,172
Consulting, Management and directors’ fees	139,344		139,344
Office and sundry	17,820		17,820
Office rent and utilities	14,515		14,515
Professional fees	44,489		44,489
Publicity, promotion and investor relations	126,119		126,119
Secretarial and employee benefits	29,467		29,467
Stock-based compensation	63,775		63,775
Telephone	8,901		8,901
Transfer agent fees	6,147		6,147
Travel, auto and entertainment	19,551		19,551

Operating Loss	(497,250)	(1,973)	(499,223)

Other Income (Expenses)
Miscellaneous income	22,876		22,876
Interest expense (18 (g))	-	(1,645)	(1,645)
Gain on sale of assets	1,147		1,147
Available for sale investments written off	(4,024)		(4,024)
Mineral Property written off	(7,500)		(7,500)
Exploration expenditures written off	(45,815)		(45,815)
	(33,316)	(1,645)	(34,961)

Net Loss for the Year	(530,566)	(3,618)	(534,184)
Translation of foreign operation (18 (b))	-	(138,914)	(138,914)
Available for sale investments	3,187		3,187

Comprehensive Loss for the Year	(527,379)	(142,532)	(669,911)

Loss per Share – Basic and Diluted	(0.01)		(0.01)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	69,973,962		69,973,962

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

18.  TRANSITION TO IFRS (Cont’d)

Reconciliation of Statement of Cash Flow for the Year Ended May 31, 2011:

	Year Ended May 31, 2011
	Canadian GAAP $	IFRS Adjustments $	IFRS $
Cash flows from operating activities
Net loss for the year	(530,566)	(3,618)	(534,184)
Items not affecting cash
Amortization of equipment	1,497		1,497
Exploration expenditures written off	45,815		45,815
Mineral properties written off	7,500		7,500
Available for sale investment written off	4,024		4,024
Interest expense (18 (g))	(1,645)	1,645	-
Gain on sale of equipment	(1,147)		(1,147)
Stock-based compensation	63,775		63,775
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	27,021		27,021
Accounts payable and accrued liabilities	(4,471)		(4,471)
Advances from (to) related parties	(11,773)		(11,773)
	(399,970)	(1,973)	(401,943)

Cash flows used in investing activities
Deferred exploration expenditures (18 (b))	(353,563)	132,018	(221,545)
Sale of equipment	2,699		2,699
	(350,864)	132,018	(218,846)

Cash flows from (used in) financing activities
Convertible loan proceeds (repayment)	(60,000)		(60,000)
Share capital issued for cash, net of issuance costs	572,555		572,555
	512,555		512,555

Effect of exchange rate changes on cash (18 (b))	-	(130,045)	(130,045)

Increase (decrease) in cash	(238,279)		(238,279)

Cash, beginning of year	257,650		257,650

Cash, end of year	19,371		19,371

Supplemental Disclosures
Interest paid	200		200
Income taxes paid	-	-	-

Non-cash Transactions
Shares issued for mineral properties	39,500	-	39,500

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012 AND 2011

(Stated in Canadian Dollars)

19.	SUBSEQUENT EVENTS

On July 4, 2012, the Company received the approval from the TSX-V on a normal course issuer bid (“NCIB”) to purchase up to 10% of the issued and outstanding common shares of the Company on the open market. As of the date of this report, the Company purchased 1,073,000 shares of the Company for gross purchase of $78,680 at prices between $0.055 to $0.085 per share.

On July 10, 2012, the Company received the approval from the TSX-V on re-pricing 300,000 options from exercise prices between $0.185 and $0.24 to exercise price of $0.10.

On June 21, 2012, the Company granted 2,125,000 options exercisable into the Company’s common shares at $0.10 per share until June 21, 2017.

On June 15, 2012, 300,000 options were forfeited due to the termination of the agreement with the consultant.

Item 18.    Financial Statements

Not applicable.

Item 19.    Exhibits

Exhibit	Description
1.1 (1)	Certificate of Incorporation in the name of Candy Mountain Gold Corporation dated May 23, 1980
1.2 (1)	Certificate of Name Change, Special Resolution and Altered Memorandum dated January 20, 1984 to change name to Teryl Resources Corp.
1.3 (1)	Special Resolution and Altered Memorandum dated October 25, 1985 increasing authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending Articles by adding Special Rights and Restrictions attached to Preferred Shares
1.4 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 increasing number of authorized common shares to 30,000,000 common shares
1.5 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 canceling existing Articles and replacing with new Articles
1.6 (1)	Special Resolution and Altered Memorandum dated November 20, 2000 increasing authorized capital to 100,000,000 common shares
1.7 (1)	Special Resolution and Altered Memorandum, Certificate of Name Change dated February 4, 2003 changing the name Teryl Gold Corp.
1.8 (1)	Transition Application and Notice of Articles dated September 15, 2004 transitioning from Company Act (British Columbia) to the Business Corporations Act (British Columbia)
1.9 (1)	Notice of Alteration effective November 25, 2004 changing name to Teryl Resources Corp.
1.10 (1)	Notice of Articles dated November 25, 2004 reflecting Altered Memorandum and Special Resolution dated November 15, 2004 canceling existing Articles and replacing with new Articles
2.1 (1)	Specimen copy of common share certificate
4.1 (1)	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson
4.2 (1)	Mining Joint Venture Agreement dated September 23, 2009 between Fairbanks Gold Mining, Inc. and Teryl, Inc.
4.3 (1)	Joint Venture Agreement dated March 5, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.4 (1)	Amendment to Joint Venture Agreement dated November 4, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.5 (1)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.6 (1)	Management Agreement dated December 1, 1994 with SMR Investments Ltd.
4.6 (2)	Purchase Agreement dated August 18, 2003 with Michael D. Roberts
4.7 (2)	West Ridge Property Lease Agreement dated July 2003
4.8 (3)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.9 (3)	Upper Fox Creek Development Agreement dated June 23, 2004 with Jean Turner and Ron Way
4.10 (4)	Natural Gas Well Interest Agreement dated May 18, 2006 with IAS Energy, Inc.
4.11 (4)	Mineral Property Agreement dated June 10, 2006 with Frederic and John Rothermel - Gold Hill Property
4.12 (5)	Natural Gas Well Interest Agreement dated April 2, 2008 with IAS Energy, Inc.
4.13 (6)	Investor Relations Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc.
4.14 (6)	Letter of Agreement dated August 17, 2010 with Mark C. Farrar, Christina J. Karnes, Robert W. Karnes and Donald Plancich – Fortitude Project
8.1 (6)	List of Subsidiaries
12.1 (7)	Section 302 Certification - CEO
12.2 (7)	Section 302 Certification - CFO
13.1 (7)	Section 906 Certification - CEO
13.2 (7)	Section 906 Certification - CFO

101.INS(7)	XBRL Instance Document
101.SCH(7)	XBRL Taxonomy Extension Schema Document
101.CAL(7)	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(7)	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(7)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(7)	XBRL Taxonomy Extension Presentation Linkbase Document

52

(1)	incorporated by reference to Registration Statement on Form 20-F filed January 19, 2007
(2)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2004 filed August 3, 2007
(3)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2005 filed August 7, 2007
(4)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed October 19, 2007
(5)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed November 28, 2008
(6)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2010 filed November 30, 2010
(7)	filed herewith in this annual report on Form 20-F

53

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERYL RESOURCES CORP.

By:	/s/ John G. Robertson
John G. Robinson
President and Direct

DATED: September 28, 2012

54