Form 20-F
period 2013-05-31
TERYL RESOURCES CORP
filed 2013-09-30
CIK 1109313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2013

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
Phone: 604-278-5996; Fax 604-278-3409

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

70,545,605 common shares outstanding at May 31, 2013

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[  ] Large accelerated filer [  ] Accelerated filer [X] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards as issued	[X]	Other	[ ]
By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow. [  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. [  ] Yes [X] No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K. THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

2

3

GLOSSARY OF TERMS

BCBCA	Business Corporations Act (British Columbia)
Board	Board of Directors of our company
Exchange Act	Securities Exchange Act of 1934
GAAP	Canadian Generally Accepted Accounting Principles
IFRS	International Financial Reporting Standards
OTC BB	Over-the-Counter Bulletin Board in the United States
SEC	Securities and Exchange Commission
TSX.V	TSX Venture Exchange

GLOSSARY OF MINING TERMS

Alluvial	A term used to identify particular types of, or minerals found associated with, deposits made by flowing water, such as alluvial gold.

Amphibolite	Crystalloblastic rock consisting mainly of amphibole and plagioclase with little or no quartz. As the content of quartz increases, the rock grades into hornblende plagioclase gneiss.

Assay	A precise and accurate analysis of the metal contents in an ore or rock sample.

Au	Gold

Dynamothermal metamorphism	A form of regional metamorphism that acts on rocks caught between two converging plates and is initially caused by directed pressure from the plates, which causes some of the rocks to rise and others to sink, sometimes by tens of kilometers. The rocks that fall then experience further dynamothermal metamorphism, this time caused by heat from the Earth’s interior and lithostatic pressure from overlying rocks Eclogite: A coarse-grained, deep-seated ultramafic rock, consisting essentially of garnet (almandine-pyrope) and pyroxene (omphacite). Rutile, kyanite, and quartz are typically present.

Felsic	A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents.

Fracture	The general term to include any kind of discontinuity in a body of rock if produced by mechanical process such as shear stress or tensile stress.

Gpt	Grams per metric tonne.

Gold deposit	Means a mineral deposit mineralized with gold.

Granitic	Pertaining to or composed of granite.

Greenschis	Schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.

Intrusive	Cuts across (is intrusive into).

Limonitically	Consisting of or resembling limonite.

Lithologies	The character of a rock described in terms of its structure, color, mineral composition, grain size, and arrangement of its component parts; all those visible features that in the aggregate impart individuality to the rock.

Lithophile	Said of an element that is concentrated in the silicate rather than in the metal or sulfide phases of meteorites. Such elements concentrate in the Earth’s silicate crust in Goldschmidt’s tripartite division of elements in the solid Earth.

Mafic	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Mineral claim or mining claim	The portion of mining ground held under law by a claimant

Measured resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	Implication that the rocks contain sulphide minerals and that these could be related to ore.

opt	Troy ounces per short ton.

Ore	A naturally occurring rock or material from which economic minerals can be extracted at a profit.

Ounce or oz	A troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

Petrographic	Pertaining to the study of rocks.

Placer	A place where gold is obtained by washing; an alluvial or glacial deposit, as of sand or gravel, containing particles of gold or other valuable minerals including gemstones.

Pluton	A body of medium - to coarse-grained igneous rock that formed beneath the surface by crystallization of a magma.

Prospect	An area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

Protoliths	Refers to the precursor rock of a given lithology.

Proven reserve	The economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation or RC drill	A large machine that produces a continuous chip sample of the rock or material being drilled.

Ton	Short ton (2,000 pounds).

Tonne	Metric tonne (2,204.6 pounds).

Trenching	The surface excavation of a linear trench to expose mineralization for sampling.

Vein	A tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended May 31, 2013, 2012 and 2011, and accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP for the years ended May 31, 2010 and 2009. Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended May 31, 2013, 2012, 2011, 2010, and 2009.

The selected financial and operating information as at May 31, 2013, 2012, 2011, 2010, and 2009 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

Fiscal Years ended May 31,
	2013 (IFRS) $	2012 (IFRS) $	2011 (IFRS) $	2010 (GAAP) $	2009 (GAAP) $
Revenues	–	–	–	–	–
Total Assets	1,879,535	2,548,094	2,256,177	3,270,104	3,374,985
Net Assets	1,735,678	2,430,319	2,140,515	3,078,492	2,957,465
Net Loss	(608,659)	(766,330)	(534,184)	(1,419,726)	(454,573)
Net Loss per Share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Share capital	13,620,108	14,045,753	14,004,922	13,456,263	12,030,233
Weighted average number of shares outstanding	71,761,356	72,486,938	69,973,962	60,736,673	49,587,528

Fiscal Years ended May 31,
	2013 (IFRS) $	2012 (IFRS) $	2011 (IFRS) $	2010 (GAAP) $	2009 (GAAP) $
Cash used in operating activities	(587,482)	(426,696)	(401,943)	(950,964)	(307,533)
Cash provided by (used in) financing activities	(145,065)	52,647	512,555	1,422,285	127,263
Cash provided by (used in) investing activities	(507,706)	2,468,924	(218,846)	(358,812)	(15,857)

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

Year Ended May 31,
	2013	2012	2011	2010	2009
Average for Period	$1.0045	$0.9997	$1.0072	$1.0629	$1.1574

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	August	July	June	May	April	March
	2013	2013	2013	2013	2013	2013
High for Period	$1.0534	$1.0578	$1.0532	$1.0371	$1.0270	$1.0314
Low for Period	$1.0298	$1.0259	$1.0170	$1.0023	$1.0072	$1.0155

On May 31, 2013, the exchange rate was $1.0337 for US$1.00. As of September 27, 2013, the exchange rate was CAD$1.0317 for US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The development of our properties depends on our ability to obtain additional required financing or obtaining joint venture partners. As noted in our audited consolidated financial statements for the year ended May 31, 2013, we have incurred operating losses of $608,659 for the year ended May 31, 2013 and have an accumulated deficit of $12,562,178 at May 31, 2013. Our ability to continue as a going concern is dependent on the attainment of profitable operations to meet our liabilities as they become payable and satisfy working capital and operating needs.

Issuance of additional shares would dilute the interests of existing shareholders.

Effective June 12, 2013, we amended our Article and increased our authorized common shares from 100,000,000 to unlimited and preferred shares from 5,000,000 to unlimited. On September 30, 2013, we had 70,251,605 common shares issued and outstanding and no preferred shares issued. Our Board has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Several of our directors and officers are also directors, officers or shareholders of other companies. In particular, Mr. Robertson, Ms. El-Khatib, Ms. Robertson and Ms. Jane He are directors and/or officers of Linux Gold Corp., a public natural resource exploration company that shares office space and administrative staff with our company. We entered into an agreement with Linux Gold Corp. whereby we purchased 50% of the Fish Creek mineral claims. Some of our directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA. Our Board has resolved that any transaction involving a related party is required to be reviewed and approved by our Audit Committee. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity in respect of which we are proposing to enter into a transaction.

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

As a “foreign issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act, which may result in shareholders having less complete and timely data.

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

Our common shares are considered penny stocks and are subject to the Penny Stock Rules

Since our common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the “penny stock rules”. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for our common shares and may severely and adversely affect the ability of broker-dealers to sell our common shares.

Our directors, officers and their related companies collectively own approximately 12.95% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

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

Our corporate offices and our registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996. Since our inception and during the three fiscal years ending May 31, 2013, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska and British Columbia. All of our mineral properties are in the exploration stage. We are in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical for an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

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

West Ridge Claims, Fairbanks Mining District, Alaska

We own a 100% in the West Ridge mineral claims subject to a 1% net smelter return to the State of Alaska.

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

Effective March 5, 2013, we completed the expenditure of $500,000 on exploration on Fish Creek property and cash payments made in lieu of exploration and the purchase of its interest in the Fish Creek property in accordance with the option agreement.

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

Plan of Operations

Source of Funds for Fiscal 2014

We had a working capital of $709,573 at May 31, 2013, compared to working capital of $2,044,468 at May 31, 2012.

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

Use of Funds for Fiscal 2014

During the year ended May 31, 2014 we estimate that we will expend approximately $300,000 on general and administrative expenses and approximately $350,000 on property exploration and development expenses.

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The annual rent and utilities for our portion of this 2,200 square foot space paid during 2013 was $32,984 (2012 - $16,779). We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

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

1 = Ryan Lode (2.4 Million oz)
2 = True North (+2 Million oz)
3 = Dolphin (600,000 oz)
4 = Fort Knox (7.5 Million oz)
5 = Gil (433,000 oz)
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Elliot Highway
Silverado Mines Marshall Dome Block
Univ. of Alaska Twin Buttes
Lockray Mining Bear Creek Block
Chatanika River
2
3
5
4
Linux - Teryl Fish Creek Block
Can - Ex. Resources Eagle Creek Project
Fox
Kinross Gold Fort Knox Project
Range Minerals Ester Dome Project
Kinross Gold Ryan Lode Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
1
Fairbanks
Parks Highway
Richardson Highway
Tanana River
N
To Anchorage
To Delta Junction
0 6
Miles
Avalon Development Corp. - 2005

Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

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

As we announced on March 6, 2013, we received the budget for a reverse circulation drill program from Metallogeny, Inc., general contractor in Fairbanks, Alaska, consisting of placer and lode drilling to identify targets, on the Fish Creek property this spring. On April 10, 2013, we appointed Pete Rutledge, Geologist, as an independent contractor to supervise the drilling on the Fish Creek property.

On May 14, 2013, we announced that a contract was signed with Metallogeny, Inc., to drill six holes to test an intrusive target, on the Fish Creek property. Paul D. Gray, P.Geo., is the qualified person as defined in NI 43-101 and also qualified under the rules stated by the SEC.

During the year ended May 31, 2013 we expended $174,826 (2012 - $2,139) on exploration on the Fish Creek Property.

West Ridge Claims

The West Ridge Property of 48 mineral claims comprises approximately 5,200 acres and is a road accessible gold prospect located in the Fairbanks Mining District of Alaska. Creeks in the area such as Dome, Fox, Steamboat, and Flume creeks have been mined extensively for placer gold in the past. Limited past gold exploration in the 1990’s through 2003 indicate shear and intrusive hosted gold mineralization at the Old Glory Prospect, Black Dome Prospect, East Anomaly, West Anomaly and the Moose Creek Anomaly within the West Ridge Property. The True North Mine of Fairbanks, a wholly owned subsidiary of Kinross Gold Corporation via a 100% ownership of the True North Venture, is located approximately 3.5 kilometers (two miles) to the northeast of the West Ridge Property.

The 48 West Ridge mineral claims are located in the Dome Creek area of the Fairbanks district of Alaska. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine.

As we announced on March 2, 2012, we applied for an exploration program permit to drill five targets on the Westridge property. The 2012 Westridge Exploration Program was designed to test both the placer and lode targets located within the claim block. Previous lode exploration has identified 5 targets within the Westridge Area. Lode targets included:

1.	Old Glory Prospect - This prospect is a shear and intrusive hosted anomaly located along a northeast-southwest fault. The >50ppb gold-in-soil anomaly is 90 meters x 90 meters punctuated by a 1,155 ppb gold-in-soil sample. Three trenches and two drill holes have tested the prospect. The best drill intercept consisted of 10 meters of 1.6 g/t Au from 121 to 131 meters. The anomaly remains open in all directions and had not been thoroughly tested.

2.	Black Dome Prospect - This prospect is located along the same fault that forms the southern boundary of the True North Deposit. Gold mineralization consists of carbon-rich, Fe-stained schist and eclogite similar to the True North Deposit. Past exploration was limited.

3.	West Anomaly - The West anomaly covers an area of approximately 1,220 meters (4,000 feet) NW-SE by 914 meters (3,000 feet) NE–SW and is defined by coincident gold and arsenic-in-soils results. Drilling consisted of 5 drill holes totaling 1,650 feet with gold intersections reported at values up to 6 meters (20 feet) of gold grading 0.93 g/t Au.

4.	East Anomaly - The East anomaly extends along a general northeast trend for 2,230 meters (7,000 feet) and represents values from trace up to 1.64 ppm Au in soil Drill results from 5 holes are not currently available.

5.	Moose Creek Anomaly - This anomaly is on trend with the West Anomaly and has not been drill tested.

Mineral exploration consisted of up to 610 meters (2,000 feet) of shallow core drilling utilizing a narrow diameter AQ core drill to initially test lode targets on the Old Glory Prospect and Moose Creek Anomaly. On positive results, a larger scale reverse circulation drill program will be conducted.

The total cost to complete all two phases of exploration (610 meters lode and 180 meters placer) was estimated to be $200,000.

On October 1, 2012 we announced that five holes were completed on the Westridge property for a total of 760 meters (2,500 feet).

We announced on March 11, 2013 that the additional exploration and drilling on the Westridge property was recommended as follows:

1.	Drilling: Additional drilling is recommended for the Old Glory Prospect area. The drilling should be designed to intersect northeast-trending, northwest-dipping intrusive dikes and structural zones by completing a series of drill holes along northeast fences, with each drill hole drilled to a depth of approximately 500ft. Angle drill holes, dipping -60 degrees and oriented towards the southeast, are suggested at each of the proposed drill collar locations. In addition to these proposed angle drill holes, a drill fan consisting of both angle and vertical drill holes is suggested for several key drill sites to help delineate strike and dip of mineralized zones and other geological features. In addition to these drill fences, at least one deep vertical hole (approximately 2,000ft) is suggested to test the possibility of a deeply buried mineralized stock similar to the Dolphin stock. Although diamond core drilling is preferred, RVC drilling, or a combination of both, could be used for the drill fences, however, diamond core drilling would be required for deep drilling.

2.	Auger soil sampling: Additional auger soil sampling is recommended to expand the existing soil grid centered on the Old Glory Prospect. Specifically, additional sampling should be completed to the west, east and north of the existing soil grid.

3.	Trenching: Additional trenches are recommended in the Old Glory Prospect. These trenches will help delineate the postulated northeast-trending dike complex and associated gold mineralization. Detailed mapping and sampling of trench floors will help identify and project structural zones which possibly influence structurally controlled gold mineralization in this area. Several short “scoop” trenches are recommended at some of the significant gold-anomalous soil sample sites on the west side of the soil grid. Chip channel sampling of trench floors should be completed at five foot intervals, as well as select rock grab sampling, for all trench excavations.

4.	Reconnaissance rock sampling and geologic mapping: Additional rock grab sampling and geologic mapping traverses are recommended for the entire property. This work should be designed to fulfill the need for basic prospecting and creating a basic geologic map for the property, which is an essential component of creating a predictive model for gold mineralization on the property.

5.	Geophysical surveys: Geophysical surveys could potentially be used to map structural features and magnetic rocks, but are considered a lower priory at this time. Induced polarization methods could be used to identify water-saturated fault zones and zones containing fine grained disseminated sulfides. These methods are relatively expensive, and thus additional surface sampling and mapping is needed beforehand to better target the geophysical surveys.

On April 10, 2013, we appointed Pete Rutledge, Geologist, as an independent contractor to evaluate the Westridge claims.

During the year ended May 31, 2013 we expended $267,237 (2012 - $21,066) on exploration on the West Ridge Property.

The Silverknife Property

The Silverknife Property lies in a well mineralized and historically important precious and base metals exploration intensive region. The Silverknife Property hosts a known historic prospect (the Silverknife Prospect) with defined Ag-Pb-Zn mineralization within 2km of Silvercorp’s active Silvertip Ag-Pb-Zn deposit. The Silverknife Property represents a prospective target for precious and base metals mineralization genetically related to the Silvertip deposit.

The silver-zinc-lead mineralization defined to date on the Silverknife Property is interpreted to be a distal, stratigrpahically lower zone than the Silvertip deposit and more proximate to the Cassiar Batholith (heatsource). The most relevant targets for mineral exploration on the Property are associated chimney-type feeder systems and mantos related to the Silvertip mineralizing event.

On March 22, 2012 we announced that a one year exploration extension had been submitted to the Ministry of Energy and Mines of BC. The original permit was granted on June 21, 2011.

On April 20, 2012 the Company and Minewest Silver and Gold Inc. (“Minewest”), a former 100% owned subsidiary of Reg Tech to which Reg Tech spun off 100% of its interest in the Silverknife claims, entered into an Exploration, Development and Mine Operating Agreement (the “Exploration Agreement”) until the completion of mining and environmental restoration on the Property with initial participation interests of 70% and 30% for Minewest and the Company respectively. The Exploration Agreement was approved by the TSX.V on September 7, 2012.

Under the terms of the Exploration Agreement, the initial participating interest (a “Participating Interest”) of each of Minewest and the Company in the Joint Venture will be equal to their respective current interests. The operations of the Joint Venture will be managed by a manager (the “Manager”) with Minewest acting as the initial Manager of the Joint Venture and remaining as such for as long as its Participating Interest is 50% or more. The Exploration Agreement also provides for a management committee (the “Management Committee”) comprised of one member from the minority interest, currently Teryl, and two members from the majority interest holder, currently Minewest, the purpose of which will be to determine the overall policies, objectives, procedures, methods and actions under the Agreement.

The Exploration Agreement provides for an initial 2012 exploration program in the amount of approximately $360,000. Future exploration programs are subject to approval by the Management Committee. Participants of the Joint Venture must fund all exploration programs in amounts proportionate with their Participating Interest and failure to do so will decrease a participant’s Participating Interest on a pro-rata basis. If a Participating Interest decreases to less than 10%, the relevant participant will be deemed to have assigned and conveyed its Participating Interest to the other participant.

The Agreement also contains a customary pre-emptive right pursuant to which a participant intending to transfer all or part of its Participating Interest must provide the other participant with notice and the option to purchase such interest.

On October 3, 2012, the Company and Minewest announced that the first phase of exploration on the silver, lead, zinc prospect in the Liard Mining District in B.C. had been completed.

The exploration crew re-boxed the core from the diamond drilling completed in 1985 through 1987. 101 core samples were collected, split and/or quartered (where applicable) and submitted for chemical analysis by Multielemt ICP.

The critical high grade silver/lead/zinc sections were re-logged and submitted for assays. Where practicable and possible, additional core on either side of the mineralized zones were sent for analysis to determine if Ag-Zn-Pb mineralization extends beyond original sampling boundaries.

A detailed on-the-ground survey of all locatable historic drill collars was completed which will greatly aid a modern 3D geological modeling the Company intends to conduct after all 2012 confirmation analyses are received. Such studies will be utilized by the management to target potential mineralization extensions on the Silverknife Property for testing by diamond drilling in 2013.

The Property boundary between Silverknife property and Silvercorp Metals Inc. immediately adjacent Silvertip Property was located, surveyed and flagged in.

The 1,000 metre drilling program initially planned for summer 2012 was delayed due to a washout of the Silvertip Mine access road (and the Silverknife Property) in early June, 2012.

On November 14, 2012 the Company and Minewest announced that analytical results from the 2012 Silverknife Ag-Zn-Pb core re-sampling project in north central B.C. have been received and compiled by the Company and confirmed historically reported mineralization. Additionally, the 2012 program had defined high priority drill targets for a fully permitted 2013 diamond drilling program targeting extension to the known Ag-Zn-Pb mineralization.

During the course of the 2012 Silverknife program, the Project was accessed and the 25+ year old core storage site was re-established with all recoverable core re-boxed, re-logged, and where practicable mineralized intervals and proximal area were re-sampled. It is estimated that 85% of the historic core was resurrected and restored. Specific representative intervals of Ag-Zn-Pb mineralization were selected for detailed Inspection and any germane previously sampled intersections of core were quartered and previously un-sampled core intervals were halved. Due to core loss and degradation over the intervening years, exact duplication of previously sampled intervals was not always possible, where practicable however, the 2012 sampling was conducted on systematic 1 metre intervals.

The 2012 core re-Iogging and re-sampling program confirmed the grade and tenor of mineralization previously identified on the Silverknife Project with grades from trace to 21.19 ounces/ton (726.8 ppm) Ag with an average of 1.79 ounces/ton (61.36 ppm) Ag; trace to 16.48% Zn with an average of 1.99% Zn; trace to 10.98% Pb with an average of 0.87% Pb; and from trace to 1.1 ppm Au. A comparison of the historic analytical results to the 2012 analytical results do not show an exact 1:1 ration, however owing to the style of mineralization (coarse grained sphalerite and galena) and the disparate analytical techniques and sampling intervals, this variation Is expected.

It was noticed by Company geologists during the re-Iogging of the core that where visible Ag-Zn-Pb mineralization was identified, a corresponding drop in core recovery was common. This observation is exceedingly valuable, as this rack of core recovery within mineralized sections is indicative of a potential understatement of grade. The Company is confident that armed with this information, more care can be taken when drill testing these areas, and potentially with such care reported grades will increase.

In total 101 core samples were collected and submitted for assay to Inspectorate Exploration and Mining Services Inc., of Richmond. BC, an ISO 9001:2008 certified laboratory. Samples were shipped by Company consultants to Inspectorate’s Whitehorse, YT preparation facility where samples were sorted and crushed to appropriate particle size (pulp) and representatively split to a smaller size for shipment to Inspectorate’s, Richmond, B.C. analysis facility. Assay procedures consisted of 30 element Inductively Coupled Spectrophotometry (ICP) following multi-acid digestion as well as standard fire assay for gold, with atomic adsorption (AA.) finish. When overlimits were reported, Inspectorate’s Ore-Grade analyses for Ag, Pb, and Zn; respectively, was utilized. Assay standards were inserted into the sample stream as part of the Silverknife OA/OC program.

A detailed GPS survey of the historic Silverknife “Discovery” drill out was conducted during the 2012 program coincident with an updated Silverknife mineral claim Boundary survey. With the data collected and compiled from the 2012 program, the Company will now intends to digitize the historic drilling data and model the Silverknife mineralization with the help of 3D geological modeling software. This work will allow the Company to define the extent of the defined mineralization, target 2013 drill holes and focus exploration efforts on extending and expanding the Silverknife Ag-Zn-Pb mineralization through diamond drilling.

An updated 43-101 report on Silverknife property is currently being prepared by Paul Gray our qualified geologist.

During the year ended May 31, 2013 we expended $31,278 (2012 - $4,604) on exploration on the Silverknife Property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at May 31, 2013, 2012 and 2011 should be read in conjunction with our audited consolidated financial statements and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A.	Operating Results

A comparison of the results of operations for the fiscal years ended May 31, 2013, 2012 and 2011 are as follows:

Year Ended May 31, 2013 as compared to Year Ended May 31, 2012

We incurred a net loss of $608,659 during the year ended May 31, 2013, compared to a net loss of $766,330 during the year ended May 31, 2012. The decrease in loss from 2012 was due to loss on sale of mineral property of $376,928 recorded in 2012.

Operating expenses that significantly changed from 2012 to 2013 are as follows:

●	In 2013, we incurred geological consulting fees of $5,212 that were not applicable to any specific property; in 2012 we did not incur such geological consulting fees;
●	Consulting, management and directors’ fees were recorded at $220,706 in 2013 compared to $139,899 in 2012, as we increased our exploration activities and related administrative support.
●	Professional fees decreased from $52,908 in 2012 to $42,729 in 2013, as we incurred higher legal fees on mineral property exploration contracts in 2012;
●	Secretarial and employee benefits increased from $33,852 in 2012 to $60,223 in 2013 due to our increased administrative support in 2013;
●	Publicity, promotion and investor relations costs decreased significantly from $127,511 in 2012 to $104,023 as we continue to utilize more cost effective communication services;
●	Travel, auto and entertainment increased from $8,789 in 2012 to $17,674 in 2013, due to our increased activities in exploration and related support.
●	Stock-based compensation increased significantly from $1,897 in 2012 to $47,757 in 2013 as we granted more stock options in 2013.

During 2013 we recorded interest income of $17,133 compared to $3,286 in 2012, and net proceeds from the oil and gas well production of $8,976 compared to $19,232 in 2012.

Year Ended May 31, 2012 as compared to Year Ended May 31, 2011

We incurred a net loss of $766,330 during the year ended May 31, 2012, compared to a net loss of $534,184 during the year ended May 31, 2011.

The significant increase in loss was due to loss on sale of mineral property of $376,928 recorded in 2012, compared to $Nil in 2011.

During 2011, we wrote off mineral property acquisition cost of $7,500 on our Kahiltna Terrane claims, exploration costs of $11,554 on our Gold Hill claims and $34,261 on our Kahiltna Terrane claims. During 2012 we did no record any property impairment.

During 2012 we recorded interest income of $3,286 compared to $Nil in 2011.

Other expenses that changed from 2011 to 2012 are as follows:

●	In 2011, we recorded interest expense of $18,582 on the two convertible debentures issued in 2010; we did not record such interest expense during 2012 because the convertible debentures were repaid on the first day of the year;
●	In 2011, we incurred geological consulting fees of $1,172 that were not applicable to any specific property; in 2012 we did not incur such geological consulting fees;
●	Consulting, management and directors’ fees were recorded at $139,344 in 2011 and $139,899 in 2012, consistent between the two years.
●	Professional fees increased from $44,489 in 2011 to $52,908 in 2012, largely due to increased legal fees incurred on mineral property exploration contracts;
●	Secretarial and employee benefits increased from $29,467 in 2011 to $33,852 in 2012 due to our expanded operations in 2012;
●	Publicity, promotion and investor relations costs increased slightly from $126,119 in 2011 to $127,511 as we had more current report disseminations in 2012;
●	Travel, auto and entertainment decreased from $19,551 in 2011 to $8,789 in 2012, due to our continuing effort to utilize more efficient communication channels.
●	Stock-based compensation decreased from $63,775 in 2011 to $1,897 in 2012 as we granted more stock options in 2011.

B.	Liquidity and Capital Resources

As of May 31, 2013, we had a cash position of $822,119, compared to $2,059,482 as at May 31, 2012, representing a decrease of $1,237,363. As of May 31, 2013, we had a working capital of $709,573, compared to a working capital of $2,044,468 as at May 31, 2012.

During the year ended May 31, 2013 we used $587,482 in operations compared to $426,696 during the year ended May 31, 2012.

During the year ended May 31, 2013 we used $507,706 in our investing activities compared to $2,468,924 generated in investing activities.

On July 4, 2012 we received the approval from the TSX-V on a normal course issuer bid (“NCIB”) to purchase up to 10% of the issued and outstanding common shares of the Company on the open market. During the year ended May 31, 2013 we used $145,065 to purchase 2,427,000 common shares.

During the year ended May 31, 2012, we raised $57,500 from issuance of 575,000 units of capital stock pursuant to a private placement at $0.10 per unit.

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

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Not applicable.

E.	Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

We did not enter into material contractual obligations during the year ended May 31, 2013.

G.	Safe Harbor

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration and development of a mining and oil and gas business.

All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

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

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” above.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

As of May 31, 2013 and the date of this report, our Board consisted of five directors, of whom two are independent non-executive directors.

The following table provides certain information about the members of our Board and our executive officers as of September 30, 2013.

Name	Position with the Company	Date of First Election or Appointment
John G. Robertson	President, CEO, Chairman and Director	October 25, 1982
Suzan El-Khatib	Director	April 29, 2011
Susanne Robertson	Director	September 12, 1990
Thomas Robertson	Director	January 4, 2010
Thomas Parkhill	Director	January 9, 2013
Jane He	CFO and Corporate Secretary	February 25, 2011

Senior management serve at the pleasure of the Board. Each director holds office until the next annual meeting of shareholders unless his or her office is earlier vacated in accordance with the Articles and/or the BCBCA, or unless he or she becomes disqualified to act as a director.

John Robertson has been President, CEO, Chairman of the Board, Corporate Secretary and a director of Linux Gold Corp. (“Linux”) since March 1979. Linux is a British Columbia mineral exploration company quoted on the OTC BB. He has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc. (“REGI”), an Oregon corporation since July 1992. REGI is an Oregon corporation engaged in the development of a rotary engine/ compressor (“Rand Cam Engine”) and is quoted on the OTC BB. Since October 1984, Mr. Robertson has been President and a director of Reg Technologies Inc. (“Reg”), a British Columbia corporation listed on the TSX.V, and quoted on the OTC BC, that has financed the research on the Rand Cam Engine since 1986. He has been the President, CEO and a director of IAS Energy, Inc. (“IAS”) since its formation in December 1994. IAS is a U.S. public company engaged in the acquisition and exploration of oil and gas interests in North America. Since June 1997, Mr. Robertson has been President, CEO and a director of Information Highway.com, Inc., an inactive reporting Florida corporation. Since May 1977, Mr. Robertson has been President and a director of SMR Investments Ltd. (“SMR”), a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and a director of the following private companies: JGR Petroleum, Inc. (since July 1991), Access Information Services, Ltd. (since September 1993), 394754 B.C. Ltd., dba SOVO Computer Centre (since October 1990), Pavlik Travel Services Ltd. (since November 2000), International Diamond Syndicate Ltd. (since May 1993), KLR Enterprises Inc. (since 1999), Rainbow Networks Inc. (since 2000), Rand Energy Group Inc. (since 1993), 540330 B.C Ltd. (since April 1997), Airstream Communications, Inc. (since June 2000) and Minewest Silver and Gold Inc., a reporting issuer in BC (since 2010). Mr. Robertson is a citizen and resident of Canada. Mr. Robertson allocates a minimum of 30% of his time to our ongoing operations. On a project related basis, he may allocate up to 70% of his time to our business as required.

Susanne Robertson has been a principal of SMR Investments, Ltd. since 1979. She has been a director of Linux since 2001, and a director of Reg since 1984. Ms. Robertson is a citizen and resident of Canada.

Thomas Robertson has been an investor relations consultant with Molycor Gold Corp., a TSX.V issuer, since January 2005; previously he was a corporate development and investor relations consultant with several TSX.V issuers Strike Zone Minerals (2004), Auterra Ventures Inc. (2004) and Toba Industries (2003/2004). He was also an investor relations consultant with two OTC BB companies Tital Consolidated Inc. (2003/2004) and Timber Resources International Inc. (2003).

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

Thomas Parkhill has been a director of the Company since January 9, 2013. Mr. Parkhill is a licensed professional geologist with the State of Minnesota. He has recently participated in field work for copper, precious metals, coal, humate, uranium and diamonds in Arizona, New Mexico, Nevada, Colorado, Utah, Namibia, South Africa and Indonesia. His work included literature research, petrographic work, mineral identification, mineral property evaluations, prospect generation and detailed geologic field mapping.

.

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

The Board reviews on an annual basis the corporate goals and objectives relevant to executive compensation, and determines if a compensation package should be implemented. The Board also takes into consideration our overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years. There are currently no plans to implement a compensation package for fiscal 2014.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for the year ended May 31, 2013 whose total compensation was more than $150,000. These individuals are referred to collectively as the “NEOs”.

Non-equity incentive plan compensation
Name and Principal Position	Year ended May 31	Salary ($)	Shared awards ($)	Option based awards(2) ($)	Annual incentive plan ($)	Long-term incentive plan ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
John G. Robertson, (1) Chief Executive Officer	2013 2012 2011	36,000 19,000 12,000	Nil Nil Nil	20,603 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	86,603 49,000 42,200
Jane He, Chief Financial Officer	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	2,060 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,060 Nil Nil

(1)	Mr. Robertson received $36,000 as the chief executive officer and a director of the Company and SMR Investments Ltd, a private company controlled by Mr. Robertson was paid $30,000 during the year ended May 31, 2013 for management services.
(2)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

We have a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors.

Option/SAR Grants during the Most Recently Completed Financial Year

The following table sets out all stock option-based awards granted to the executive officers and outstanding as of May 31, 2013.

	Option-based Awards				Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)*
John Robertson	1,000,000 1,000,000	0.10 0.10	June 21, 2017 May 28, 2018	0.00 0.00	750,000 750,000	11,417 9,186
Jane He	100,000 100,000	0.10 0.10	June 21, 2017 May 28, 2018	0.00 0.00	75,000 75,000	1,142 918

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

Compensation of Directors

The following table sets forth all compensation provided to the directors during the year ended May 31, 2013, in their capacity as directors.

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

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Susanne Robertson	Nil	Nil	10,301	Nil	Nil	Nil (1)	10,301
Thomas Parkhill	Nil	Nil	919	Nil	Nil	Nil	919
Suzan El-Khatib	Nil	Nil	3,090	Nil	Nil	Nil	3,090
Thomas Robertson	Nil	Nil	919	Nil	Nil	Nil	919

(1)	Mrs. Robertson is a shareholder of SMR Investments Ltd., which is paid $2,500 per month for management services provided for the Company by Mr. John Robertson, who is also a shareholder of SMR Investment Ltd. No fees were paid to Mrs. Robertson.
(2)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

The following table sets forth the common share ownership of each of our officers and directors as at September 30, 2013. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares (1)
John G. Robertson (2)	6,162,347	President, CEO and Director	8.77%
Suzan El-Khatib	Nil	Director	0.00%
Susanne Robertson (3)	2,937,750	Director	4.18%
Thomas Parkhill	Nil	Director	0.00%
Thomas Robertson	Nil	Director	0.00%
Jane He	Nil	CFO	0.00%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	9,100,097		12.95%

(1)	Based on issued and outstanding share capital of 70,251,605 common shares as of September 30, 2013.
(2)	Included in John Robertson’s shareholdings are: (i) 445,450 shares registered in the name of Access Information Services, a private British Columbia corporation controlled by the Robertson Family Trust; (ii) 50,000 shares registered in the name of KLR Petroleum Inc., a private British Columbia corporation controlled by John Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust; (iii) 1,308,000 shares registered in the name of JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust; (iv) 260,000 shares registered in the name of Imaging Technology Inc.; (v) 1,766,833 shares registered in the name of 540330 BC Ltd. and (vi) 2,332,064 shares registered in the name of John Robertson.
(3)	Included in Ms. Robertson’s shareholdings are: 2,005,150 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson and 932,600 shares registered in the name of Susanne Robertson.

The following table sets forth the stock purchase option ownership of each of our officers and directors as at September 30, 2013. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Options Owned	Number of Options Vested	Percentage of Outstanding Common Shares (1)
John G. Robertson	2,000,000	500,000	2.66%
Suzan El-Khatib	300,000	75,000	0.40%
Thomas Parkhill	100,000	25,000	0.13%
Susanne Robertson	1,000,000	250,000	1.33%
Thomas Robertson	150,000	37,500	0.20%
Jane He	200,000	50,000	0.27%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	3,750,000	937,500	5.00%

(1)	Based on 70,251,605 common shares and 4,800,000 stock purchase options outstanding on September 30, 2013.

Stock Option Plan

Our Stock Option Plan (the “Plan”) was approved by our shareholders at our annual meeting held on April 29, 2011. Pursuant to the Plan we may grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the TSX.V. As of the date of this registration statement, there are 4,800,000 options outstanding, at exercise prices ranging between $0.10 and $0.185 per share which expire on dates ranging between October 30, 2014 and May 28, 2018.

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

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class (1)
John Robertson	Direct/Indirect	6,162,347	8.77%

(1)	Based on diluted issued and outstanding share capital of 70,251,605 common shares at September 30, 2013.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at September 27, 2013:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
220	73	58,636,550	83.42%

(1)	Based on issued and outstanding share capital of 70,251,605 common shares as of September 30, 2013.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at September 27, 2013:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
220	145	11,604,805	16.52%

(2)	Based on issued and outstanding share capital of 70,251,605 common shares as of September 30, 2013.

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

During the year ended May 31, 2013 and May 31, 2012, we entered into the following transactions with related parties:

●	SMR Investments Ltd. (“SMR”) is a private company controlled by an officer. Under a management contract with SMR, we agreed to pay $2,500 per month for management services. We were charged management fees by SMR of $30,000 during the year ended May 31, 2013 (2012 - $30,000). As of May 31, 2013, $357 (May 31, 2012 - $Nil) was payable to SMR.

●	During the year ended May 31, 2013, management and director’s fees of $36,000 (2012 - $19,000) were paid to our President.

●	Fees of $8,342 (2012 - $11,495) were paid to KLR Petroleum Ltd. (which is controlled by our President) for administration of our payroll and benefit plan.

Related party transactions occurred in the normal course of operations and are measured at agreed to amounts, which is the amount of consideration established and agreed to by the parties.

At May 31, 2013, the following advances to/from related parties, other than the note receivable from REGI US, Inc. are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the companies are controlled by the President and CEO or are companies where he is the President and CEO:

Advances to related parties:

	May 31, 2013 $	May 31, 2012 $
REGI US, Inc. (1)	26,704	25,224
	26,704	25,224

Advances from related parties:

	May 31, 2013 $	May 31, 2012 $
Minewest Silver and Gold Corp.	3,717	4,458
Linux Gold Corp. (2)	2,642	49,433
SMR Investments Ltd.	357	-
	6,716	53,891

(a)	During the year ended May 31, 2012 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $1,480 (2012 - $540) on the promissory note during the year ended May 31, 2013. The note initially matured on April 18, 2012 and was extended to the expiry date of June 30, 2013 and then to June 30, 2014.

(b)	During the year ended May 31, 2013, the Company completed the expenditure of $500,000 on exploration on Fish Creek property and cash payments made in lieu of exploration and the purchase of its 50% interest in the Fish Creek property in accordance with the option agreement with Linux Gold.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Included are our audited financial statements, consisting of consolidated statements of financial position as at May 31, 2013 and 2012, consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended May 31, 2013 and 2012 along with related notes and Auditor’s Report. See Item 17 – “Financial Statements”.

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

B.	Significant Changes

The following events occurred subsequent to May 31, 2013:

●	On July 9, 2013 the Company cancelled and returned to treasury 294,000 common shares purchased by May 31, 2013 in accordance with the NCIB approved in 2012.

●	Effective June 12, 2013, the Company amended its Article whereby authorized number of common shares increased from 100,000,000 to unlimited and authorized number of preferred shares increased from 5,000,000 to unlimited.

●	On September 9, 2013 the Company received the approval from the TSX.V on a second NCIB to purchase up to 3,512,580 issued and outstanding common shares of the Company on the open market. As of the date of this report, the Company has not purchased any shares pursuant to this NCIB.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

We currently trade on the TSX.V under the trading symbol “TRC-V”. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition, our shares trade on the OTC BB under the symbol TRYLF.OB. There is also a U.S. market in our shares on the Pink Sheets. We are not specifically aware of prices and other trading details for any shares which have or may have traded on the Pink Sheets. The ranges of the low and high sales prices for our shares traded on the TSX.V and OTC BB for the periods indicated are as follows.

The following summarizes the reported high and low prices for our shares on the TSX.V and the OTC BB for the periods indicated:

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Monthly Stock Prices	Cdn$	Cdn$	US$	US$
August 2013	0.04	0.03	0.04	0.02
July 2013	0.05	0.02	0.04	0.02
June 2013	0.04	0.03	0.05	0.02
May 2013	0.06	0.04	0.06	0.05
April 2013	0.07	0.04	0.07	0.03
March 2013	0.06	0.05	0.07	0.05

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Quarterly Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2013
Fourth Quarter	0.07	0.04	0.07	0.03
Third Quarter	0.07	0.05	0.07	0.04
Second Quarter	0.09	0.05	0.09	0.05
First Quarter	0.08	0.04	0.08	0.04
Fiscal 2012
Fourth Quarter	0.08	0.05	0.08	0.04
Third Quarter (1)	0.10	0.06	0.11	0.05
Second Quarter	0.13	0.06	0.12	0.05
First Quarter	0.13	0.07	0.13	0.08

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Annual Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2013	0.09	0.04	0.09	0.03
Fiscal 2012	0.13	0.05	0.13	0.04
Fiscal 2011	0.20	0.10	0.20	0.09
Fiscal 2010	0.39	0.12	0.35	0.04
Fiscal 2009	0.17	0.02	0.16	0.12

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The closing price of our common shares on the TSX.V on May 31, 2013 was Cdn$0.04 and on the OTC BB it was US$0.05.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the TSX.V under the symbol TRC-V. There are currently no restrictions on the transferability of these shares under Canadian securities laws. In addition our common shares trade on the OTCBB under the symbol TRYLF.OB. Additionally, there has been a U.S. market in our shares on the Pink Sheets.

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

Description of Securities

Common Shares

We are authorized to issue unlimited common shares without par value of which, as at September 30, 2013, 70,251,605 common shares are issued and outstanding as fully paid and non-assessable. As at September 30, 2013, we have 4,800,000 common shares reserved under our stock option plan. These options are exercisable at prices ranging between $0.10 and $0.185 per share, expiring on dates ranging from October 20, 2014 to May 28, 2018.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Preferred Shares

We are authorized to issue unlimited preferred shares with no par value, which, as at September 30, 2013, no preferred shares are issued and outstanding. The Preferred Shares have attached thereto a right to receive dividends as determined by the Board. Pursuant to the special rights and restrictions attached to the shares, we may, by directors’ resolution or ordinary resolution, in each case as determined by the Board: (a) determine the maximum number of shares of any of those series of preferred shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of preferred shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of preferred shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

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

During the year ended May 31, 2013 and subsequent to that date we did not enter into material contracts.

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

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder of one or more Common Shares (a “Holder”) who for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with our company and is restricted to such circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Common Shares who, for purposes of the Canadian Tax Act and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arm’s length and is not affiliated with our company, holds the Common Shares as capital property, does not use or hold and is not deemed to use or hold the Common Shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a “United States Holder”).

This summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, and specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof. On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the “Protocol”) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies. The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and came into force in 2010. United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.

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

Disposition of Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Common Shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Tax Act and no relief is afforded under the Convention. Generally, the Common Shares would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of our company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act). Even if the Common Shares are “taxable Canadian property” under the Canada Tax Act, under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Common Shares is derived principally from real property (as defined in the Convention) situated in Canada. We do not believe the value of our Common Shares is derived principally from real property situated in Canada.

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary. or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Registration Statement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

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

Our Corporation may be a Passive Foreign Investment Company

General Discussion. It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes. A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by us. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

Management has concluded, based on their evaluation, that as of May 31, 2013, weaknesses existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties and ineffective risk management. These weaknesses have the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures. As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. Because of the material weakness described, management believes that, as of May 31, 2013, our company’s internal control over financial report was not effective as of the Evaluation Date.

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

A Chan and Company LLP, Chartered Accountants (“ACAL”) audited our financial statements for the years ended May 31, 2013 and May 31, 2012.

ACAL were paid or accrued the corresponding fees for the fiscal years ended May 31, 2013 and May 31, 2012, respectively.

Audit Fees

Fees billed by ACAL for professional services for the year ended May 31, 2013 were $17,000 and for the year ended May 31, 2012 were $19,000. Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit Related Fees

Fees billed for audit related fees by ACAL for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under audit fees totaled $Nil for ACAL for the years ended May 31, 2013 and 2012.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning work billed by ACAL were $1,000 for each of the years ended May 31, 2013 and 2012.

All Other Fees

All other fees billed by ACAL during the fiscal years ended May 31, 2013 and 2012 were $Nil for compilation reports on the pro forma financial statements.

Audit Committee Policies and Procedures

The audit services provided to us by ACAL in the fiscal years ended May 31, 2013 and May 31, 2012 were pre-approved by our audit committee. Prior to engaging ACAL, as the case may be, to perform audit and review services, our audit committee reviewed the services to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

It is our policy for our Audit Committee to pre-approve all audit and audit-related fees prior to commencement of the services. The percentage of audit related fees pre-approved by our Audit Committee during fiscal 2013 was 100%.

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

Consolidated Financial Statements for the Years Ended May 31, 2013 and 2012

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

SUITE 1850
1066 WEST HASTINGS STREET	A CHAN AND COMPANY LLP
VANCOUVER, BC V6E 3X2	CHARTERED ACCOUNTANTS

T: 604.683.3850
F: 604.688.8479

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Teryl Resources Corp.

We have audited the accompanying consolidated financial statements of Teryl Resources Corp. (the “Company”), which comprise the consolidated statements of financial position as at May 31, 2013 and May 31, 2012, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended May 31, 2013 and May 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2013 and May 31, 2012, and its financial performance and its cash flows for the years ended May 31, 2013 and May 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“A Chan and Company LLP”
Chartered Accountants
Vancouver, British Columbia
September 27, 2013

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)

	May 31, 2013	May 31, 2012
	$	$
Assets
Current
Cash and cash equivalent	822,119	2,059,482
Amounts receivable and prepaid expenses	4,607	77,537
Promissory note receivable – related party (Note 10)	26,704	25,224
	853,430	2,162,243

Reclamation Bonds	5,800	8,778
Equipment (Note 7)	1,146	5,054
Mineral Property Interests (Note 9)	176,643	176,643
Deferred Exploration Expenditures (Note 9)	842,516	195,376
	1,879,535	2,548,094
LIABILITIES
Current
Accounts payable	115,541	24,500
Accrued liabilities	21,600	39,384
Due to related parties (Note 10)	6,716	53,891
	143,857	117,775
SHAREHOLDERS’ EQUITY
Share Capital (Note 11)
Authorized: (Note 17)
Unlimited common shares, voting, no par value
Unlimited preferred shares, non-voting, $1 par value
Issued and outstanding:
70,545,605 and 72,678,605 common shares on May 31, 2013 and 2012, respectively	13,633,533	14,045,753
Treasury Shares	(13,425)	-
Reserves	749,582	701,825
Accumulated Other Comprehensive Loss	(71,834)	(83,160)
Deficit	(12,562,178)	(12,234,099)
	1,735,678	2,430,319
	1,879,535	2,548,094

Going Concern (Note 1) and Subsequent Events (Note 17)

Approved on behalf of the Board of Directors:

“John Robertson”	Director	“Suzan El-Khatib”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in Canadian Dollars)

	Year Ended	Year Ended
	May 31, 2013	May 31, 2012
	$	$

General and Administrative Expenses
Amortization of equipment	921	1,139
Filing and regulatory fees	19,713	20,279
Foreign exchange (gain) loss	15,510	(23,735)
Geological consulting	5,212	-
Consulting, management and directors’ fees (Note 13)	220,706	139,899
Office and sundry	38,680	21,374
Office rent and utilities	32,984	16,779
Professional fees	42,729	52,908
Publicity, promotion and investor relations	104,023	127,511
Secretarial and employee benefits (Note 13)	60,223	33,852
Stock-based compensation (Note 11)	47,757	1,897
Telephone	12,531	6,080
Transfer agent fees	9,211	5,148
Travel, auto and entertainment	17,674	8,789

Operating Loss	(627,874)	(411,920)

Other Income (Expenses)
Miscellaneous income	8,976	19,232
Interest income	17,133	3,286
Loss on sale of mineral property	-	(376,928)
Capital asset written off	(3,916)	-
Reclamation bond written off	(2,978)	-
	19,215	(354,410)

Net Loss for the Year	(608,659)	(766,330)

Translation of foreign operation (Note 3)	11,326	1,001,590

Comprehensive Income (Loss) for the Year	(597,335)	235,260

Loss per Share – Basic and Diluted	(0.01)	(0.01)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	71,761,356	72,486,938

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year Ended	Year Ended
	May 31, 2013	May 31, 2012
	$	$
Cash flows from (used in) operating activities
Net loss for the year	(608,659)	(766,330)
Items not affecting cash
Amortization of equipment	921	1,139
Reclamation bond written off	2,978	-
Capital asset written off	3,916	-
Interest income on related party promissory note	(1,480)	(540)
Loss on sale of mineral property	-	376,928
Stock-based compensation	47,757	1,897
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	20,929	(15,161)
Accounts payable and accrued liabilities	(6,669)	(23,697)
Advances to related parties	(47,175)	(932)
	(587,482)	(426,696)

Cash flows from (used in) investing activities
Deposit paid	-	(55,300)
Mineral property and deferred exploration expenditures	(506,777)	(45,975)
Proceed on sale of mineral property interest	-	2,571,500
Purchase of equipment	(929)	(1,301)
	(507,706)	2,468,924

Cash flows from (used in) financing activities
Repurchase of share capital	(145,065)	-
Share capital issued for cash	-	57,500
Share issuance costs	-	(4,853)
	(145,065)	52,647

Effect of exchange rate changes on cash	2,890	(54,764)

Increase (decrease) in cash	(1,237,363)	2,040,111
Cash, beginning of year	2,059,482	19,371

Cash, end of year	822,119	2,059,482

Supplemental Disclosures
Interest paid	-	-
Income taxes paid	-	-
Non-cash Transactions	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(Stated in Canadian Dollars)

	Share Capital			Accumulated Other Comprehensive
		Amount	Reserves	Loss	Treasury Shares	Deficit	Total
	Number	$	$	$	$	$	$
Balance, May 31, 2011	72,103,605	14,004,922	688,112	(1,084,750)	-	(11,467,769)	2,140,515
Shares issued for cash, net of share issue cost	575,000	41,033	11,614	-	-	-	52,647
Fair value of broker warrants	-	(202)	202	-	-	-	-
Stock based compensation	-	-	1,897	-	-	-	1,897
Net loss for the year	-	-	-	-	-	(766,330)	(766,330)
Translation of foreign operation	-	-	-	1,001,590	-	-	1,001,590

Balance, May 31, 2012	72,678,605	14,045,753	701,825	(83,160)	-	(12,234,099)	2,430,319
Stock based compensation	-	-	47,757	-	-	-	47,757
Repurchase of shares	(2,133,000)	(412,220)	-	-	-	280,580	(131,640)
Treasury shares	-	-	-	-	(13,425)	-	(13,425)
Net loss for the year	-	-	-	-	-	(608,659)	(608,659)
Translation of foreign operation	-	-	-	11,326	-	-	11,326
Balance, May 31, 2013	70,545,605	13,633,533	749,582	(71,834)	(13,425)	(12,562,178)	1,735,678

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its natural resource interests. The Company has incurred an accumulated deficit of $12,562,178 (2012 - $12,234,099) as at May 31, 2013 and has incurred a loss of $608,659 in the year ended May 31, 2013 (2012 – $766,330). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

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

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 27, 2013.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

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

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

At May 31, 2013, all of the financial instruments measured at fair value are included in Level 1.

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

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

Other Provisions:

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date. The Company had no provisions as at May 31, 2013.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

New standards and interpretations

New standards, amendments and interpretations not yet effective:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective June 1, 2013

IFRS 7 - Financial Instruments: Disclosures - In December 2011, the IASB issued an amendment to this standard, which requires entities to provide additional information about offsetting of financial assets and financial liabilities that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. This amendment is not expected to affect the Company.

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

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New standards and interpretations (continued)

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

IAS 1 – Presentation of Financial Statements - In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be recycled to profit or loss in future periods.

IAS 19 – Employee Future Benefits - In June 2011, the IASB issued an amendment to IAS 19, which changes the recognition, measurement and presentation of defined benefit pension expense and provides for additional disclosures for all employee benefits.

IAS 27 – Separate Financial Statements - As a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures - As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provided the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New standards and interpretations (continued)

New accounting standard effective June 1, 2015

IAS 32 – Financial Instruments: Presentation

In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IFRS 9 – Financial Instruments

In November 2009, as part of the IASB project to replace IIAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Unless otherwise noted, the extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Company has not been determined.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Use of Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include determination of accrued liabilities, deferred tax assets and stock-based compensation. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of judgements

Critical accounting judgements are accounting policies that have been identified as being complex or involving subjective judgements or assessments with a significant risk of material adjustment in the next year.

(i)	Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

Use of judgements (Continued)

(ii)	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(iii)	Income taxes

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

(iv)	Depreciation for equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of comprehensive loss.

(v)	Economic recoverability and probability of future economic benefits of mineral properties

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Foreign exchange risk (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

May 31, 2013	Cash	Accounts payable
	10,443	95,600

At May 31, 2013 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $8,516.

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

6.	INVESTMENT

As at May 31, 2011, the Company wrote off its investments in 15,880 common shares of Linux Gold Corp., a company with directors in common as a result of permanent impairment.

7.	EQUIPMENT

	May 31, 2013	May 31, 2012
	$	$
Computer, furniture and fixtures – at cost	2,230	28,311
Less: Accumulated amortization	(1,084)	(23,257)
	1,146	5,054

8.	OIL AND GAS WELL INTERESTS

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

9.	MINERAL PROPERTY INTERESTS

	Balance		Balance
	May 31, 2012	Changes	May 31, 2013
	$	$	$

Property acquisition costs
Silverknife	32,001	-	32,001
Fish Creek	49,538	-	49,538
West Ridge	95,104	-	95,104

	176,643	-	176,643

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending $500,000 US within three years and issuing 200,000 common shares (issued on December 16, 2002 at $0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2011. Linux will have a 5% Net Royalty Interest in Fish Creek limited to US$2,000,000, and the Company has the right to purchase the 5% Net Royalty for US$500,000 within one year of production. On March 4, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012.

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

During May, 2012 the Company and Linux agreed to apply towards the minimum exploration budget of $500,000 the balance owed by Linux of $7,517 and additional cash payment of $60,000, which was paid off as of May 31, 2013.

Effective March 5, 2013, the Company completed the expenditure of $500,000 on exploration on Fish Creek property and cash payments made in lieu of exploration and the purchase of its interest in the Fish Creek property in accordance with the option agreement.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned 100% interest in the West Ridge mineral properties (approximately

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

Effective December 21, 2011 the Company executed the Asset Purchase Agreement to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to US$15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property. As at May 31, 2013, no additional advance payment was received from Fairbanks as a result of their production commencement.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (Continued)

Deferred Exploration Expenditures

	May 31, 2013	May 31, 2012
	$	$
Silverknife Claims
Staking and recording	648	2,418
Drilling	27,115	-
Geological consulting	3,515	2,186
	31,278	4,604
Fish Creek Claims
Cash in lieu of exploration work	165,285	142,517
Staking and recording	10,545	-
Drilling	164,281	-
Geological consulting	-	2,139
	340,111	144,656
Gil Venture Claims
Disposition	-	(2,948,428)
	-	(2,948,428)
West Ridge Claims
Staking and recording	11,429	21,066
Drilling	231,245	-
Assaying	633	-
Geological	23,930	-
	267,237	21,066
Exploration expenditures for the year	-	170,326
Disposition	-	(2,948,428)
Effect of foreign exchange rate changes	8,514	1,082,335
	647,140	(1,695,767)
Exploration expenditures – beginning of year	195,376	1,891,143
Exploration expenditures – end of year	842,516	195,376

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

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

Advances to related parties:

	May 31, 2013	May 31, 2012
	$	$
REGI US, Inc. (a)	26,704	25,224
	26,704	25,224

Advances from related parties:

	May 31, 2013	May 31, 2012
	$	$
Minewest Silver and Gold Corp.	3,717	4,458
Linux Gold Corp. (b)	2,642	49,433
KLR Petroleum Ltd.	357	-
	6,716	53,891

(a) During the year ended May 31, 2012 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $1,480 (2012 - $540) on the promissory note during the year ended May 31, 2013. The note initially matured on April 18, 2012 and was extended to the expiry date of June 30, 2013 and further to June 30, 2014.

(b) During the year ended May 31, 2013, the Company completed the expenditure of $500,000 on exploration on Fish Creek property and cash payments made in lieu of exploration and the purchase of its interest in the Fish Creek property in accordance with the option agreement (Note 9).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

11.	SHARE CAPITAL

Authorized share capital consists of: (Note 17)

●	Unlimited voting common shares with no par value; and
●	Unlimited non-voting preferred shares with $1 par value

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

On July 4, 2012, the Company received the approval from the TSX.V on a normal course issuer bid (“NCIB”) to purchase up to 10% of the issued and outstanding common shares of the Company on the open market. As at May 31, 2013, the Company repurchased with cash consideration of $145,065 a total of 2,427,000 common shares, of which 2,133,000 common shares were cancelled and returned to treasury by May 31, 2013 and the remaining 294,000 common shares were cancelled and returned to treasury in July, 2013. The average carrying value of the common shares was $0.1933 per share. The difference between the purchase price and the carrying value of the common shares was $280,580.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

11.	SHARE CAPITAL (Continued)

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options have the following vesting schedule:

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

On July 10, 2012, the Company received the approval from the TSX-V on re-pricing 300,000 options from exercise prices between $0.185 and $0.24 to the new exercise price of $0.10. The incremental fair value of the repriced options was recorded at $531.

On June 21, 2012, the Company granted 2,125,000 options exercisable into the Company’s common shares at $0.10 per share until June 21, 2017. The fair value of the options was recorded at $24,261.

During the year ended May 31, 2013, 550,000 options were forfeited due to the termination of the agreement with the consultant.

On May 28, 2013, the Company granted 2,500,000 options exercisable into the Company’s common shares at $0.10 per share until May 28, 2018. The fair value of the options was recorded at $22,965.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2013	2012
Risk-free interest rate	0.93% - 1.48%	0.91%
Expected dividend yield	Nil	Nil
Expected stock price volatility	116% - 172%	162%
Forfeiture rate	75%	75%
Expected life (in years)	0.67 - 5	0.25

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

11.	SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the years ended May 31, 2013 and 2012:

	Number of	Weighted Average Exercise Price
	Options	$

Balance – May 31, 2011	2,400,000	0.16
Issued	300,000	0.08
Forfeited, unexercised	(75,000)	0.20
Expired	(1,675,000)	0.15
Balance – May 31, 2012	950,000	0.16
Issued	4,625,000	0.10
Repriced	(300,000)	0.21
Repriced	300,000	0.10
Expired	(75,000)	0.10
Forfeited, unexercised	(700,000)	0.12
Balance – May 31, 2013	4,800,000	0.11

The following share purchase options were outstanding at May 31, 2013:

	Exercise Price	Number	Remaining Contractual Life	Number of Options
Expiry Date	$	of Options	(years)	Exercisable

October 30, 2014	0.185	100,000	1.42	25,000
October 30, 2014	0.100	125,000	1.42	31,250
April 19, 2015	0.100	100,000	1.88	25,000
June 21, 2017	0.100	1,975,000	4.06	493,750
May 28, 2018	0.100	2,500,000	4.99	625,000
		4,800,000		1,200,000

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2013 and 2012:

	Number of	Weighted Average Exercise Price
	Warrants	$

Balance – May 31, 2011	3,381,659	0.20
Issued	585,000	0.15
Expired without being exercised	(3,381,659)	0.20
Balance – May 31, 2012	585,000	0.15
Expired without being exercised	(585,000)	0.15
Balance – May 31, 2013	-	-

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

11.	SHARE CAPITAL (Continued)

Warrants (continued)

During the year ended May 31, 2012, a total of 575,000 warrants and 10,000 broker warrants were issued with fair values of $11,614 and $202 respectively. The fair value of warrants issued was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate	0.83%
Expected dividend yield	Nil
Expected stock price volatility	111.84
Expected life (in years)	1.00

12.	INCOME TAXES

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s Canadian deferred tax assets as of May 31, 2013 and 2012 are as follows:

	2013	2012
	$	$
Non-capital loss carry forwards	1,344,000	1,204,000
Equipment & others	29,000	17,000
Resource deductions	397,000	347,000
Share issue costs	6,000	11,000
	1,776,000	1,579,000
Unrecognized deferred tax assets	(1,776,000)	(1,579,000)
	-	-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2013	2012
	$	$
Statutory tax rate	25.0%	25.9%
Income tax recovery at statutory rate	(152,165)	(198,479)
Permanent differences and other	(45,378)	83,129
Change in tax rate for non-Canadian company	23	7,752
Effect of change in tax rate	-	3,685
Current and prior tax attributes not recognized	197,520	103,914
	-	-

The Company has Canadian non-capital losses of approximately $5,376,000 (2012 - $4,815,000), which expire over the years 2014 to 2033. The Company also has cumulative exploration expenses in the amount of $2,609,000 (2012 -$1,655,000) in Canada and the USA, which can be carried forward indefinitely. At May 31, 2013, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

13.	RELATED PARTY TRANSACTIONS

Related party transactions occurred in the normal course of operations and are measured at agreed to amounts, which is the amount of consideration established and agreed to by the parties.

Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2013 (2012 - $30,000). As of May 31, 2013, $357 (May 31, 2012 - $Nil) was payable to SMR by the Company.

During the year ended May 31, 2013, management and director’s fees of $36,000 (2012 - $19,000) were paid to the President of the Company. Fees of $8,342 (2012 - $11,495) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

14.	TERYL, INC. TRASACTIONS (100% US Subsidiary)

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

15.	SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests. Details on a geographic basis are as follows:

	Canada	United States	Total
May 31, 2013	$	$	$
Total assets	944,700	934,835	1,879,535
Acquisition and exploration costs	84,769	934,390	1,019,159
Net loss	(606,880)	(1,779)	(608,659)

	Canada	United States	Total
May 31, 2012	$	$	$
Total assets	2,262,481	285,613	2,548,094
Acquisition and exploration costs	113,490	258,529	372,019
Net loss	(413,975)	(352,355)	(766,330)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013 AND 2012

(Stated in Canadian Dollars)

16.	CAPITAL MANAGEMENT

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

17.	SUBSEQUENT EVENTS

On July 9, 2013 the Company cancelled and returned to treasury 294,000 common shares purchased by May 31, 2013 in accordance with the NCIB. (Note 11)

Effective June 12, 2013, the Company amended its Article whereby authorized number of common shares increased from 100,000,000 to unlimited and authorized number of preferred shares increased from 5,000,000 to unlimited.

On September 9, 2013 the Company received the approval from the TSX.V on a second NCIB to purchase up to 3,512,580 issued and outstanding common shares of the Company on the open market. As of the date of this report, the Company has not purchased any shares pursuant to this NCIB.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit	Description
1.1 (1)	Certificate of Incorporation in the name of Candy Mountain Gold Corporation dated May 23, 1980
1.2 (1)	Certificate of Name Change, Special Resolution and Altered Memorandum dated January 20, 1984 to change name to Teryl Resources Corp.
1.3 (1)	Special Resolution and Altered Memorandum dated October 25, 1985 increasing authorized capital to 15,000,000 by creating 5,000,000 Preferred Shares with a par value of $1.00, and amending Articles by adding Special Rights and Restrictions attached to Preferred Shares
1.4 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 increasing number of authorized common shares to 30,000,000 common shares
1.5 (1)	Special Resolution and Altered Memorandum dated November 30, 1988 canceling existing Articles and replacing with new Articles
1.6 (1)	Special Resolution and Altered Memorandum dated November 20, 2000 increasing authorized capital to 100,000,000 common shares
1.7 (1)	Special Resolution and Altered Memorandum, Certificate of Name Change dated February 4, 2003 changing the name Teryl Gold Corp.
1.8 (1)	Transition Application and Notice of Articles dated September 15, 2004 transitioning from Company Act (British Columbia) to the Business Corporations Act (British Columbia)
1.9 (1)	Notice of Alteration effective November 25, 2004 changing name to Teryl Resources Corp.
1.10 (1)	Notice of Articles dated November 25, 2004 reflecting Altered Memorandum and Special Resolution dated November 15, 2004 canceling existing Articles and replacing with new Articles
2.1 (1)	Specimen copy of common share certificate
4.1 (1)	Commitment to provide financing to Teryl Resources Corp. as required for ongoing operations dated February 14, 2000 from John Robertson
4.2 (1)	Mining Joint Venture Agreement dated September 23, 2009 between Fairbanks Gold Mining, Inc. and Teryl, Inc.
4.3 (1)	Joint Venture Agreement dated March 5, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.4 (1)	Amendment to Joint Venture Agreement dated November 4, 2002 with Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)
4.5 (1)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.6 (1)	Management Agreement dated December 1, 1994 with SMR Investments Ltd.
4.6 (2)	Purchase Agreement dated August 18, 2003 with Michael D. Roberts
4.7 (2)	West Ridge Property Lease Agreement dated July 2003
4.8 (3)	Extension to Joint Venture Agreement dated March 5, 2005 with Linux Gold Corp.
4.9 (3)	Upper Fox Creek Development Agreement dated June 23, 2004 with Jean Turner and Ron Way
4.10 (4)	Natural Gas Well Interest Agreement dated May 18, 2006 with IAS Energy, Inc.
4.11 (4)	Mineral Property Agreement dated June 10, 2006 with Frederic and John Rothermel - Gold Hill Property
4.12 (5)	Natural Gas Well Interest Agreement dated April 2, 2008 with IAS Energy, Inc.
4.13 (6)	Investor Relations Consulting Agreement dated August 18, 2010 with Torrey Hills Capital Inc.
4.14 (6)	Letter of Agreement dated August 17, 2010 with Mark C. Farrar, Christina J. Karnes, Robert W. Karnes and Donald Plancich – Fortitude Project
8.1 (6)	List of Subsidiaries
12.1 (7)	Section 302 Certification - CEO
12.2 (7)	Section 302 Certification - CFO
13.1 (7)	Section 906 Certification - CEO
13.2 (7)	Section 906 Certification - CFO
15.1 (7)	Auditors’ Consent Letter

(1)	incorporated by reference to Registration Statement on Form 20-F filed January 19, 2007
(2)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2004 filed August 3, 2007
(3)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2005 filed August 7, 2007
(4)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2007 filed October 19, 2007
(5)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2008 filed November 28, 2008
(6)	incorporated by reference to Annual Report on Form 20-F for the fiscal year-ended May 31, 2010 filed November 30, 2010
(7)	filed herewith in this annual report on Form 20-F

53

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERYL RESOURCES CORP.

By:	/s/ “John G. Robertson”
John G. Robinson
President and Direct

DATED: September 30, 2013

54