Form 20-F
period 2014-05-31
TERYL RESOURCES CORP
filed 2014-10-02
CIK 1109313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 70,118,605 common shares outstanding at May 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer. [  ] Yes [X] No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

[  ] Large accelerated filer [  ] Accelerated filer [X] Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[X]	Other	[ ]

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

53

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended May 31, 2014, 2013 2012 and 2011, and accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP for the year ended May 31, 2010. Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended May 31, 2014, 2013, 2012, 2011 and 2010.

The selected financial and operating information as at May 31, 2014, 2013, 2012, 2011 and 2010 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

Fiscal Years ended May 31,
	2014 (IFRS) $	2013 (IFRS) $	2012 (IFRS) $	2011 (IFRS) $	2010 (GAAP) $
Revenues	–	–	–	–	–
Total Assets	1,352,624	1,879,535	2,548,094	2,256,177	3,270,104
Net Assets	1,290,862	1,735,678	2,430,319	2,140,515	3,078,492
Net Loss	(460,909)	(608,659)	(766,330)	(534,184)	(1,419,726)
Net Loss per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Share capital	13,550,994	13,620,108	14,045,753	14,004,922	13,456,263
Weighted average number of shares outstanding	70,241,843	71,761,356	72,486,938	69,973,962	60,736,673

Fiscal Years ended May 31,
	2014 (IFRS) $	2013 (IFRS) $	2012 (IFRS) $	2011 (IFRS) $	2010 (GAAP) $
Cash used in operating activities	(467,915)	(587,482)	(426,696)	(401,943)	(950,964)
Cash provided by (used in) financing activities	(3,200)	(145,065)	52,647	512,555	1,422,285
Cash provided by (used in) investing activities	(106,546)	(507,706)	2,468,924	(218,846)	(358,812)

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the daily bid rates quoted on OANDA. Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

Year Ended May 31,
	2014	2013	2012	2011	2010
Average for Period	$1.0655	$1.0045	$0.9997	$1.0072	$1.0629

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	August	July	June	May	April	March
	2014	2014	2014	2014	2014	2014
High for Period	$1.0936	$1.075	$1.0905	$1.0911	$1.1026	$1.157
Low for Period	$1.0908	$1.0673	$1.0715	$1.0882	$1.0948	$1.1059

On May 31, 2014, the exchange rate was $1.0882 for US$1.00. As of September 30, 2014 the exchange rate was CAD$1.159 for US$1.00.

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

The development of our properties depends on our ability to obtain additional required financing or obtaining joint venture partners. As noted in our audited consolidated financial statements for the year ended May 31, 2014, we have incurred operating losses of $460,909 for the year ended May 31, 2014 and have an accumulated deficit of $12,957,173 at May 31, 2014. Our ability to continue as a going concern is dependent on the attainment of profitable operations to meet our liabilities as they become payable and satisfy working capital and operating needs.

Issuance of additional shares would dilute the interests of existing shareholders.

Effective June 12, 2013, we amended our Article and increased our authorized common shares from 100,000,000 to unlimited and preferred shares from 5,000,000 to unlimited. On September 30, 2014, we had 70,118,605 common shares issued and outstanding and no preferred shares issued. Our Board has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

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

Investors in our common shares that are U.S. taxpayers should be aware that we may be a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any excess distributions (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

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

Our directors, officers and their related companies collectively own approximately 13.76% of our common shares and, if they act together, may have the ability to act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders. These principal shareholders, including members of our board of directors, officers and entities affiliated with members of our directors and officers, will own more than 13.76% of our outstanding common shares on a diluted basis. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

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

Our corporate offices and our registered and records offices are located at Suite 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9, Canada. Our telephone number is 604-278-5996. Since our inception and during the three fiscal years ending May 31, 2014, our principal business has been the acquisition, exploration and development of natural resource properties, and the acquisition, drilling and development of oil and gas property interests. We currently have mineral property interests in Alaska and British Columbia. All of our mineral properties are in the exploration stage. We are in the exploration stage and equity financing is required to continue exploration work on our mineral claims and oil and gas interests. As a result of the uncertainty that is typical for an explorative company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the determination of economically recoverable mineral reserves on its mineral property claims or recoveries on our oil and gas interests.

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

Oil and Gas Properties

Fayette and Burleson Counties, Texas

The Company owns a 6.5% working interest in the Peters No. 1 Well, in Fayette County, Texas, a 4.992380% interest in the C-S #1 wells, a 0.131510% interest in Jancik #2 wells and a 7.5% interest in Herrmann #4 wells, located in Burleson County, Texas.  The carrying cost of these wells has been completely depleted. During the fiscal year ended May 31, 2014 revenue of US$8,668 were recorded from the Texas properties compared to revenues of US$15,168 for the fiscal year ended May 31, 2013.

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

Plan of Operations

Source of Funds for Fiscal 2015

We had a working capital of $224,771 at May 31, 2014, compared to working capital of $709,573 at May 31, 2013.

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

Our executive offices are located in rented premises in a commercial business park located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management. The annual rent and utilities for our portion of this 2,200 square foot space paid during 2014 was $34,507 (2013 - $32,984). We have occupied these facilities since November 1, 2006. These facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

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

On January 22, 2014, we provided an update on the 2013 gold exploration drilling program on our Fish Creek project.

The Fish Creek Claim Block consists of 35 State of Alaska Mining Claims located adjacent to the operating Fort Knox Gold Mine claim block and the Gil hardrock gold deposit claim block.

The purpose of the exploration drilling program conducted the 2013 season on the Fish Creek Claim Block was twofold; (1) to verify and identify a placer gold deposit in the deepest reaches of the Fish Creek Valley and (2) to verify and identify hardrock intrusive hosted gold deposits from information performed by previous explorationists who worked on the property. The program managed by Pete Rutledge Project Manager and overseen by Paul D. Gray, P.Geo., the Company’s Qualified Person and was supported by two contract drilling entities that were logistically supported by Metallogeny Inc., of Fox, Alaska. The drilling contractors were CNC Drilling led by Forrest Cooper using a track mounted Prospector 1 drill rig, and an independent contractor using a Boyle Brothers System Model 1 (BBS1) drill rig mounted on a flatbed transported by a low pressure tracked vehicle called a Bombardier J-5. Both drilling contractors were under time constraints to operate due to weather and ground conditions because the activity had to be completed before winter break-up as a condition of the access permit issued by the Alaska Department of Natural Resources. Drilling results under strict chain of custody procedures reveal minor visible placer gold in the placer drilling and the hard rock drilling indicated the presence of disseminated anomalous silver and base metal values in a stockwork quartz veining system in silicified rocks at continuous intervals over several holes. Further drilling is warranted to define the empirical data obtained that indicates conditions of precious metal lode deposits. The gold placer potential is recommended to be evaluated by conventional bulk sampling techniques standard to the industry.

The placer drilling completed three holes two of which were completed to bedrock. The first hole identified as UFL-L1- H1 encountered decomposed Fairbanks Schist bedrock at the bottom of the hole at 57 feet. The second hole UFL- L1- H2 bottomed out at 62 feet and material recovered consisted of decomposed Fairbanks Schist and possibly decomposed granodiorite (intrusive rock) that was bleached out. The samples collected consisted of organic peat, fine sands, mud, loess, sub angular to sub rounded rock fragments, decomposed schist and minor decomposed intrusive rock that may have been stream transported cobbles or silicified schist. The third hole UFL-L1-H3 was abandoned at a shallow depth due to winter break-up conditions. The material recovered consisted of organic peat moss, loess and muds. The organics, loess and mud were not sampled for assay but the entire holes were screened and concentrated and hand panned by the project manager. The assay results from Acme Labs revealed no precious or base metals except two small minor flakes of gold in the first hole were visibly identified by the project manager and were undetected in the assay certificate by Acme Labs. Heavy minerals in the pan concentrates were garnet and very minor amounts of magnetite.

The hard rock drilling completed four holes named UFL-2, UFC Forrest H-2, UFC Forrest H-3 and UFC Forrest H-4 all drilled by Forrest Cooper of CNC Drilling under independent contract (Forrest). The first hole UFL-2 twins (located immediately adjacent) to a reverse circulation hole drilled by a previous contractor in 2004 labeled on-site as UFL-1- H-3. Observations of the aluminum tag placed at the hole indicated that intrusive rocks were encountered at 57 feet but the 2013 diamond core drilling by Forrest did not reveal anything but non-silicified Fairbanks Schist at 96.5 feet to 109 feet (29.1 metres to 33.22 metres).

The second hole drilled by Forrest was targeted on a geophysical anomaly suggesting shallow intrusive rocks and was named UFC Forrest H-2. Silicified granodiorite (?) with disseminated sulfides in stockwork quartz veining was encountered at 68.5 feet (20.88 metres) and continued to the bottom of the hole at 100 feet (30.48 metres). No significant precious or base metal anomalies were identified in the assay reports (samples 1920116 to 1920126).

The third hole drilled was stepped out approximately 100 feet (30.48 metres) southeast of UFC Forrest H-2 and was named UFC Forrest H-3. Black gouge appearing rock containing visible sponging copper sulfides were observed at 50 feet to 56 feet (15.24 metres to 17.07 metres) with elevated silver at 50 to 51.5 feet (15.24 metres to 15.70 metres) assaying at 0.6 opt Silver (21 g/t Ag) (sample # 1920128). At the 56 foot to 63.5 foot (15.70 to 19.35 metre) interval decomposed Fairbanks Schist (?) with quartz stockwork veining with an elevated silver sample assaying out as 0.16 opt (5.75 ppm) was identified (Sample # 1920131). Minor Calc-Silicate in decomposed Fairbanks Schist was encountered at the 77.5 foot to 88 foot (23.47 to 26.82 metre) interval.

The fourth and final hole drilled for this project was stepped out approximately another 100 feet (30.48 metres) southeast of UFC Forrest H-3 and was named UFC Forrest H-4. Recovered core samples encountered suspect bleached granodiorite with insignificant mineralization (samples 1920137-1920138). The hole was terminated at 61 feet (18.59 metres) due to winter break-up requiring mobilizing out of equipment and personnel due to thawing ground conditions. See table 1 below for a complete log of the drill hole results

Recommendations for future work suggest expand scout drilling on geophysical anomalies for lode potential and conventional placer gold exploration involving either sonic drilling or trenching and bulk sampling.

Additional drilling on known geophysical anomalies for lode potential is recommended on the Fish Creek property.

Table (1) Drill Logs and Assay Results For Fish Creek Alaska Drilling Project for Teryl Resources
Sample no.	From (in Feet)	to	Drill Core Descriptions	Pathfinder elements	ppb	ppm	opt	gpt
Diamond Drill Core Hole Name: UFL-2
1920101	43.5	48	Decomposed Fairbanks Schist, hereafter “DFS.”	Au Ag As Pb Zn Cu	17.1 564	.56 5.2 8.08 63.8 22.6
1920102	48	55	As Above, hereafter “AA.”	Au Ag As Pb Zn Cu	40.2 496	.50 6.9 8.72 52.1 23.4
1920103	55	60	AA	Au Ag As Pb Zn Cu	3.9 206	3.9 7.35 79.6 18.0
1920104	60	65	AA	Au Ag As Pb Zn Cu	<0.2 42	0.5 14.3 85.4 35.6
1920105	66	76.5.	AA	Au Ag As Pb Zn Cu	2.7 75	0.6 8.94 102 37
1920106	76.5	87	AA	Au Ag As Pb Zn Cu	2.8 141	0.7 11.6 95.1 51.6
1920107	87	96.5	AA	Au Ag As Pb Zn Cu	2.4 73	2.7 10 92.1 36.5

1920108	96.5	101	Silicified FS	Au Ag As Pb Zn Cu	1.1 43	1.8 10.5 88.9 33
1920109	101	109	DFS, minor silicification	Au Ag As Pb Zn Cu	6 152	5.9 13.4 74.8 27
1920110	109	118	DFS some FeOx grus Bottom of hole	Au Ag As Pb Zn Cu	8.8 162	4 9.6 34 14.9
Diamond Drill Core Hole Name: UFC Forrest H2
1920111	21	30.5	Mixed FS & grav	Au Ag As Pb Zn Cu	1.7 27	2.6 7.62 27.5 11.0
1920112	0	0	Brown’s Hill Quarry BLANK Basalt	Au Ag As Pb Zn Cu	0	0
1920113	30.5	42	Random hand selections of DFS	Au Ag As Pb Zn Cu	<0.2 10	1.7 4.61 30 14.9
1920114	42	58	AA	Au Ag As Pb Zn Cu	1.5 69	3.8 14 56.3 28.1
1920115	58	66	Crumpled/crushed fine grained, bleached different from above	Au Ag As Pb Zn Cu	1.5 69	3.8 14.4 56.3 28.1
1920116	66	68.5	AA, more fine grained bleached	Au Ag As Pb Zn Cu	0.9 1220	1.22 10.2 24.8 77.9 20.7
1920117	68.5	69	Silicified granodiorite stockwork quartz veining with visible sulfides.	Au Ag As Pb Zn Cu	0.6 65	12 2.49 50.7 27.9

1920118	69	72	AA	Au Ag As Pb Zn Cu	<0.2 76	18 13.7 66.2 3.7
1920119	72	74	AA	Au Ag As Pb Zn Cu	<0.2 113	4.3 15.9 68.5 31.6
1920120	74	76	AA	Au Ag As Pb Zn Cu	<0.2 141	0.6 24.7 97.7 50.7
1920121	76	84	AA	Au Ag As Pb Zn Cu	<0.2 69	3.6 14.8 90.7 23.9
1920122	84	86	AA	Au Ag As Pb Zn Cu	<0.2 264	0.6 9.1 92 23.9
1920123	86	92	AA	Au Ag As Pb Zn Cu	<0.2 386	0.1 9.46 49.9 45.9
1920124	92	96	AA with altered stockwork quartz veining	Au Ag As Pb Zn Cu	<0.2 240	1.1 10.8 69.3 31.2
1920125	96	98	AA	Au Ag As Pb Zn Cu	<0.2 35	0.2 11.3 63.2 18.1
1920126	98	100	AA Bottom of hole	Au Ag As Pb Zn Cu	0.5 31	0.5 5.3 54.4 27.3
Diamond Drill Core Hole Name: UFC Forrest H3
1920127	46	50	DFS	Au Ag As Pb Zn Cu	0.5 31	0.5 5.32 54.4 27.3
1920128	50	51.5	Black gouge with visible spongy copper sulfides: see photo of hand specimen	Au Ag As	0.4 21018	21 10.2	0.6

				Pb Zn Cu		14.1 68.7 110
1920129	51.5	54	AA	Au Ag As Pb Zn Cu	<0.2 127	7.5 18.6 74.4 39.6
1920130	54	56	AA	Au Ag As Pb Zn Cu	<0.2 174	1 12 61.3 20.3
1920131	56	63.5	DFS with stockwork quartz veining	Au Ag As Pb Zn Cu	0.5 5750	5.75 4.9 14.3 64 38.5	0.16
1920132	63.5	67	AA	Au Ag As Pb Zn Cu	0.8 168	0.7 16.5 54 19.5
1920133	67	77.5	AA	Au Ag As Pb Zn Cu	0.6 74	0.3 12.8 60.8 26.2
1920134	77.5	88	Some minor calc-silicate mostly DFS	Au Ag As Pb Zn Cu	<0.2 174	1.8 12 59 22.7
1920135	88	94.5	DFS	Au Ag As Pb Zn Cu	0.5 5750
1920136	94.5	100	DFS to bottom of hole	Au Ag As Pb Zn Cu	0.8 168	0.5 15.8 45 14.6
Diamond Drill Core Hole Name: UFC Forrest H4
1920137	43	51.5	mixed up poorly sorted sub angular DFS	Au Ag As Pb Zn Cu	0.9 36	0.5 6.2 25.3 13
1920138	51.5	61	fine grained suspect intrusive bleached granodiorite. Bottom of hole due winter break-up	Au Ag As Pb Zn Cu	0.3 46	2.1 3.16 69.2 72.3

All technical information related to drill and surface samples for the project has been reviewed and approved by Paul D. Gray, P.Geo, who is a Qualified Person under the definitions established by Canadian National Instrument 43-101. Drill core is boxed and stored at a secure location.

All collected samples were split by the project geologist at the Company’s Fairbanks processing facility, with half core sent to Acme Analytical Laboratories preparation facility in Fairbanks, Alaska where samples were sorted and crushed to appropriate particle size (pulp) and representatively split to a smaller size for shipment to Acme’s Vancouver analysis facility for final assay via ACME Group 1F01-37element ICP-MS analysis with an aqua regia digestion.

Teryl’ quality assurance/quality control (QA/QC) procedures include the regular use of blanks, standards, and duplicate samples.

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

4.

Reconnaissance rock sampling and geologic mapping: Additional rock grab sampling and geologic mapping traverses are recommended for the entire property. This work should be designed to fulfill the need for basic prospecting and creating a basic geologic map for the property, which is an essential component of creating a predictive model for gold mi neralization on the property.

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

An updated 43-101 report on Silverknife property is being prepared by Paul Gray our qualified geologist.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at May 31, 2014, 2013 and 2012 should be read in conjunction with our audited consolidated financial statements and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A. Operating Results

A comparison of the results of operations for the fiscal years ended May 31, 2014, 2013 and 2012 are as follows:

Year Ended May 31, 2014 as compared to Year Ended May 31, 2013

We incurred a net loss of $460,909 during the year ended May 31, 2014, compared to a net loss of $608,659 during the year ended May 31, 2013. The decrease in loss from 2013 was due primarily to managements’ efforts to streamline operations by reducing consulting, management and promotion fees as well as a reducing office expenses and employee costs.

Operating expenses that significantly changed from 2013 to 2014 are as follows:

●	In 2013, we recorded stock based compensation costs of $ 47,757 for options granted and vested during the year; in 2014 we did not grant options or have options vested so recorded $Nil stock based compensation cost.

●	Consulting, management and directors’ fees were reduced in 2014 to $209,402, compared to $220,706 in 2013 as we strived to save costs in 2014.

●	Secretarial and employee benefits decreased from $60,223 in 2013 to $47,119 in 2014 along with a reduction in office expenses from $38,680 in 2013 to $31,990 as we strive to save costs in 2014.

●	Publicity, promotion and investor relations costs decreased significantly from $104,023 in 2013 to $48,552 in 2014 as we continued to utilize more cost effective communication and in-house services in 2014.

During 2014 we recorded interest income of $8,856 compared to $17,133 in 2013 as our interest earning short-term investment decreased from 2013 to 2014; our net proceeds from the oil and gas well production decreased from $8,976 in 2013 to $3,619 in 2014.

During 2013 we recorded equipment write-off of $3,916 as some of our old office equipment was no longer in use. We did not record equipment write-off in 2014. During 2013 we recorded reclamation bond write-off of $2,978, which did not incur in 2014.

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

B. Liquidity and Capital Resources

As of May 31, 2014, we had a cash position of $243,154, compared to $822,119 as at May 31, 2013, representing a decrease of $578,965. As of May 31, 2014, we had a working capital of $224,771, compared to a working capital of $709,573 as at May 31, 2013.

During the year ended May 31, 2014 we used $467,915 in operations compared to $426,696 during the year ended May 31, 2013.

During the year ended May 31, 2014 we used $106,546 in our investing activities compared to $507,706 in 2013.

On July 4, 2012 we received the approval from the TSX-V on a normal course issuer bid (“NCIB”) to purchase up to 10% of the issued and outstanding common shares of the Company on the open market. During the year ended May 31, 2013 we used $145,065 to purchase 2,427,000 common shares; during the year ended May 31, 2014, we used $3,200 to purchase 427,000 common shares.

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

We did not enter into material contractual obligations during the year ended May 31, 2014.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of May 31, 2014 and the date of this report, our Board consisted of five directors, of whom two are independent non-executive directors.

The following table provides certain information about the members of our Board and our executive officers as of October 1, 2014.

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

Thomas Robertson has been a corporate development and investor relations consultant for US and Canadian public companies since 2005.

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

Jane He has been the CFO since February 25, 2011. She has more than ten years’ experience in fund accounting in the financial industry. Ms. He has been the CFO of Minewest Silver and Gold Inc. since October, 2010. She is in charge of daily business transactions and accounting for the company.

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

The Board reviews on an annual basis the corporate goals and objectives relevant to executive compensation, and determines if a compensation package should be implemented. The Board also takes into consideration our overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years. There are currently no plans to implement a compensation package for fiscal 2015.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for the year ended May 31, 2014 whose total compensation was more than $150,000. These individuals are referred to collectively as the “NEOs”.

Non-equity incentive plan compensation
Name and Principal Position	Year ended May 31	Salary ($)	Shared awards ($)	Option based awards(2) ($)	Annual incentive plan ($)	Long-term incentive plan ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
John G. Robertson, (1) Chief Executive Officer	2014 2013 2012	33,200 36,000 19,000	Nil Nil Nil	Nil 20,603 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 30,000 30,000	63,200 86,603 49,000

Jane He, Chief Financial Officer	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil 2,060 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 2,060 Nil

(1)	Mr. Robertson received $33,200 as the chief executive officer and a director of the Company and SMR Investments Ltd, a private company controlled by Mr. Robertson was paid $30,000 during the year ended May 31, 2014 for management services.
(2)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

Option/SAR Grants during the Most Recently Completed Financial Year

The following table sets out all stock option-based awards granted to the executive officers and outstanding as of May 31, 2014.

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

Compensation of Directors

The following table sets forth all compensation provided to the directors during the year ended May 31, 2014, in their capacity as directors.

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

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Susanne Robertson	Nil	Nil	Nil	Nil	Nil	Nil (1)	Nil
Thomas Parkhill	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Suzan El-Khatib	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Thomas Robertson	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mrs. Robertson is a shareholder of SMR Investments Ltd., which is paid $2,500 per month for management services provided for the Company by Mr. John Robertson, who is also a shareholder of SMR Investment Ltd. No fees were paid to Mrs. Robertson.
(2)	The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

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

D. Employees

We do not presently have any employees.

E. Share Ownership

The following table sets forth the common share ownership of each of our officers and directors as at October 1, 2014. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares
John G. Robertson (2)	6,712,347	President, CEO and Director	9.57%
Suzan El-Khatib	Nil	Director	0.00%
Susanne Robertson (3)	2,937,750	Director	4.19%
Thomas Parkhill	Nil	Director	0.00%
Thomas Robertson	Nil	Director	0.00%
Jane He	Nil	CFO	0.00%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	9,650,097		13.76%

(1)	Based on issued and outstanding share capital of 70,118,605 common shares as of October 1, 2014.
(2)	Included in John Robertson’s shareholdings are: (i) 445,450 shares registered in the name of Access Information Services, a private British Columbia corporation controlled by the Robertson Family Trust; (ii) 50,000 shares registered in the name of KLR Petroleum Inc., a private British Columbia corporation controlled by John Robertson. Mr. Robertson is one of three trustees of the Robertson Family Trust, which acts by the majority vote of the three trustees. Mr. Robertson disclaims beneficial ownership of the shares owned or controlled by the Robertson Family Trust; (iii) 1,308,000 shares registered in the name of JGR Petroleum Inc., a corporation controlled by the Robertson Family Trust; (iv) 260,000 shares registered in the name of Imaging Technology Inc.; (v) 1,766,833 shares registered in the name of 540330 BC Ltd. and (vi) 2,882,064 shares registered in the name of John Robertson.
(3)	Included in Ms. Robertson’s shareholdings are: 2,005,150 shares registered in the name of SMR Investments Ltd., a private British Columbia corporation controlled by Ms. Robertson and 932,600 shares registered in the name of Susanne Robertson.

The following table sets forth the stock purchase option ownership of each of our officers and directors as at October 1, 2014. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Options Owned	Number of Options Vested	Percentage of Outstanding Common Shares
John G. Robertson	2,000,000	500,000	2.67%
Suzan El-Khatib	300,000	75,000	0.40%
Thomas Parkhill	100,000	25,000	0.13%
Susanne Robertson	1,000,000	250,000	1.34%
Thomas Robertson	150,000	37,500	0.20%
Jane He	200,000	50,000	0.27%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	3,750,000	937,500	5.01%

(1)	Based on 70,118,605 common shares and 4,750,000 stock purchase options outstanding on October 1, 2014.

Stock Option Plan

Our Stock Option Plan (the “Plan”) was approved by our shareholders at our annual meeting held on May 20, 2014. Pursuant to the Plan we may grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the TSX.V. As of the date of this registration statement, there are 4,750,000 options outstanding, at exercise prices ranging between $0.10 and $0.185 per share which expire on dates ranging between October 30, 2014 and May 28, 2018.

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

Item 7. Major SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class (1)
John Robertson	Direct/Indirect	6,712,347	9.57%

(1)	Based on issued and outstanding share capital of 70,118,605 common shares at October 1, 2014.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at September 27, 2013:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
218	72	58,503,550	83.44%

(1)	Based on issued and outstanding share capital of 70,251,605 common shares as of October 1, 2014.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at October 1, 2014:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
218	144	11,604,805	16.55%

(2)	Based on issued and outstanding share capital of 70,251,605 common shares as of October 1, 2014.

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

Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2014 (2013 - $30,000). As of May 31, 2014, $Nil (May 31, 2013 - $357) was payable to SMR by the Company.

During the year ended May 31, 2014, management and director’s fees of $33,200 (2013 - $36,000) were paid to the President of the Company. Fees of $8,804 (2013 - $8,342) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Amounts due to/ from related parties, other than the note receivable from REGI US, Inc. are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

Promissory note receivable from related party:

	May 31, 2014 $	May 31, 2013 $
REGI US, Inc. (a)	25,224	26,704
	25,224	26,704

Advances from (to) related parties:

	May 31, 2014 $	May 31, 2013 $
Minewest Silver and Gold Corp.	(2,095)	3,717
Linux Gold Corp. (b)	(6,433)	2,642
Reg Technologies, Inc.	(60)	-
KLR Petroleum Ltd.	-	357
	(8,588)	6,716

During the year ended May 31, 2012 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $1,480 (2013 - $1,480) on the promissory note during the year ended May 31, 2014. The note initially matured on April 18, 2012 and was extended to the expiry date of June 30, 2013 and further to June 30, 2014.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Included are our audited financial statements, consisting of consolidated statements of financial position as at May 31, 2014 and 2013, consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended May 31, 2014 and 2013 along with related notes and Auditor’s Report. See Item 17 – “Financial Statements”.

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

B. Significant Changes

No material events occurred subsequent to May 31, 2014.

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

The following summarizes the reported high and low prices for our shares on the TSX.V and the OTC BB for the periods indicated:

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Monthly Stock Prices	Cdn$	Cdn$	US$	US$
August 2014	0.03	0.03	0.03	0.03
July 2014	0.04	0.02	0.04	0.02
June 2014	0.03	0.02	0.02	0.01
May 2014	0.02	0.02	0.02	0.01
April 2014	0.02	0.02	0.02	0.01
March 2014	0.02	0.02	0.02	0.01

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Quarterly Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2014
Fourth Quarter	0.02	0.02	0.02	0.01
Third Quarter	0.02	0.02	0.02	0.01
Second Quarter	0.04	0.02	0.04	0.01
First Quarter	0.04	0.02	0.05	0.02
Fiscal 2013
Fourth Quarter	0.07	0.04	0.07	0.03
Third Quarter (1)	0.07	0.05	0.07	0.04
Second Quarter	0.09	0.05	0.09	0.05
First Quarter	0.08	0.04	0.08	0.04

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	TSX.V (1)		OTC BB (2)
	High	Low	High	Low
Annual Stock Prices	Cdn$	Cdn$	US$	US$
Fiscal 2014	0.04	0.02	0.04	0.01
Fiscal 2013	0.09	0.04	0.09	0.03
Fiscal 2012	0.13	0.05	0.13	0.04
Fiscal 2011	0.20	0.10	0.20	0.09
Fiscal 2010	0.39	0.12	0.35	0.04

(1)	Stock price information provided by TSX.V.
(2)	Stock price information provided by OTC BB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The closing price of our common shares on the TSX.V on May 31, 2014 was Cdn$0.02 and on the OTC BB it was US$0.02.

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

Description of Securities

Common Shares

We are authorized to issue unlimited common shares without par value of which, as at October 1, 2014, 70,118,605 common shares are issued and outstanding as fully paid and non-assessable. As at October 1, 2014, we have 4,750,000 common shares reserved under our stock option plan. These options are exercisable at prices ranging between $0.10 and $0.185 per share, expiring on dates ranging from October 20, 2014 to May 28, 2018.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Preferred Shares

We are authorized to issue unlimited preferred shares with no par value, which, as at October 1, 2014, no preferred shares are issued and outstanding. The Preferred Shares have attached thereto a right to receive dividends as determined by the Board. Pursuant to the special rights and restrictions attached to the shares, we may, by directors’ resolution or ordinary resolution, in each case as determined by the Board: (a) determine the maximum number of shares of any of those series of preferred shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of preferred shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of preferred shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

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

C. Material Contracts

During the year ended May 31, 2014 and subsequent to that date we did not enter into material contracts.

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

Management has concluded, based on their evaluation, that as of May 31, 2014, weaknesses existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties and ineffective risk management. These weaknesses have the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures. As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently. To remediate such weakness, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. Because of the material weakness described, management believes that, as of May 31, 2014, our company’s internal control over financial report was not effective as of the Evaluation Date.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A Chan and Company LLP, Chartered Accountants (“ACAL”) audited our financial statements for the years ended May 31, 2014 and May 31, 2013.

ACAL were paid or accrued the corresponding fees for the fiscal years ended May 31, 2014 and May 31, 2013, respectively.

Audit Fees

Fees billed by ACAL for professional services for the year ended May 31, 2014 were $15,000 and for the year ended May 31, 2013 were $17,000. Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit Related Fees

Fees billed for audit related fees by ACAL for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under audit fees totaled $Nil for ACAL for the years ended May 31, 2014 and 2013.

Tax Fees

Fees for tax services, including tax compliance, tax advice and tax planning work billed by ACAL were $1,000 for each of the years ended May 31, 2014 and 2013.

All Other Fees

All other fees billed by ACAL during the fiscal years ended May 31, 2014 and 2013 were $Nil for compilation reports on the pro forma financial statements.

Audit Committee Policies and Procedures

The audit services provided to us by ACAL in the fiscal years ended May 31, 2014 and May 31, 2013 were pre-approved by our audit committee. Prior to engaging ACAL, as the case may be, to perform audit and review services, our audit committee reviewed the services to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

It is our policy for our Audit Committee to pre-approve all audit and audit-related fees prior to commencement of the services. The percentage of audit related fees pre-approved by our Audit Committee during fiscal 2014 was 100%.

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

Consolidated Financial Statements for the Years Ended May 31, 2014 and 2013

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

SUITE 1850 1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2	A CHAN AND COMPANY LLP
CHARTERED ACCOUNTANTS
T: 604.683.3850
F: 604.688.8479

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Teryl Resources Corp.

We have audited the accompanying consolidated financial statements of Teryl Resources Corp. (the “Company”), which comprise the consolidated statements of financial position as at May 31, 2014 and May 31, 2013, and the consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years ended May 31, 2014 and May 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2014 and May 31, 2013, and its financial performance and its cash flows for the years ended May 31, 2014 and May 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

“A Chan and Company LLP”

Chartered Accountants

Vancouver, British Columbia

September 29, 2014

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)

	May 31 2014 $	May 31 2013 $
Assets
Current
Cash and cash equivalent	243,154	822,119
Amounts receivable and prepaid expenses	9,567	4,607
Due from related parties (Note 10)	8,588	-
Promissory note receivable – related party (Note 10)	25,224	26,704
	286,533	853,430

Reclamation Bonds	5,800	5,800
Equipment (Note 7)	31	1,146
Mineral Property Interests (Note 9)	181,404	176,643
Deferred Exploration Expenditures (Note 9)	878,856	842,516
	1,352,624	1,879,535
LIABILITIES
Current
Accounts payable	38,262	115,541
Accrued liabilities	23,500	21,600
Due to related parties (Note 10)	-	6,716
	61,762	143,857
SHAREHOLDERS’ EQUITY
Share Capital (Note 11)
Authorized:
Unlimited common shares, voting, no par value
Unlimited preferred shares, non-voting, $1 par value
Issued and outstanding:
70,118,605 and 70,545,605 common shares on May 31, 2014 and 2013, respectively	13,550,994	13,633,533
Treasury Shares	-	(13,425)
Reserves	749,582	749,582
Accumulated Other Comprehensive Loss	(52,541)	(71,834)
Deficit	(12,957,173)	(12,562,178)
	1,290,862	1,735,678
	1,352,624	1,879,535

Going Concern (Note 1) and Subsequent Events (Note 17)

Approved on behalf of the Board of Directors:

“John Robertson”	Director	“Suzan El-Khatib”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in Canadian Dollars)

	Year Ended May 31 2014 $	Year Ended May 31 2013 $

General and Administrative Expenses
Amortization of equipment	1,115	921
Filing and regulatory fees	13,894	19,713
Foreign exchange loss	2,840	15,510
Geological consulting	2,111	5,212
Consulting, management and directors’ fees (Note 13)	209,402	220,706
Office and sundry	31,990	38,680
Office rent and utilities	34,507	32,984
Professional fees	40,324	42,729
Publicity, promotion and investor relations	48,552	104,023
Secretarial and employee benefits (Note 13)	47,119	60,223
Stock-based compensation (Note 11)	-	47,757
Telephone	13,264	12,531
Transfer agent fees	9,425	9,211
Travel, auto and entertainment	18,841	17,674

Operating Loss	(473,384)	(627,874)

Other Income (Expenses)
Miscellaneous income	3,619	8,976
Interest income	8,856	17,133
Loss on sale of mineral property	-	-
Capital asset written off	-	(3,916)
Reclamation bond written off	-	(2,978)
	12,475	19,215

Net Loss for the Year	(460,909)	(608,659)

Translation of foreign operation (Note 3)	19,293	11,326

Comprehensive Income (Loss) for the Year	(441,616)	(597,335)

Loss per Share – Basic and Diluted	(0.01)	(0.01)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	70,241,843	71,761,356

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year Ended May 31 2014 $	Year Ended May 31 2013 $
Cash flows from (used in) operating activities
Net loss for the year	(460,909)	(608,659)
Items not affecting cash
Amortization of equipment	1,115	921
Interest income on related party promissory note	(1,480)	(1,480)
Reclamation bond written off	-	2,978
Capital asset written off	-	3,916
Stock-based compensation	-	47,757
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(4,960)	20,929
Accounts payable and accrued liabilities	4,548	(6,669)
Due to related parties	(6,229)	(47,175)
	(467,915)	(587,482)

Cash flows used in investing activities
Mineral property and deferred exploration expenditures	(100,431)	(506,777)
Proceeds on note receivable	2,960	-
Due from related parties	(9,075)	-
Purchase of equipment	-	(929)
	(106,546)	(507,706)

Cash flows used in financing activities
Repurchase of share capital	(3,200)	(145,065)
	(3,200)	(145,065)

Effect of exchange rate changes on cash	(1,304)	2,890

Decrease in cash	(578,965)	(1,237,363)
Cash, beginning of year	822,119	2,059,482

Cash, end of year	243,154	822,119
Supplemental Disclosures
Interest paid	-	-
Income taxes paid	-	-
Non-cash Transactions	-	-

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

(Stated in Canadian Dollars)

	Share Capital			Accumulated Other Comprehensive
	Number	Amount $	Reserves $	Loss $	Treasury Shares $	Deficit $	Total $
Balance, May 31, 2012	72,678,605	14,045,753	701,825	(83,160)	-	(12,234,099)	2,430,319

Stock based compensation	-	-	47,757	-	-	-	47,757
Repurchase of shares	(2,133,000)	(412,220)	-	-	-	280,580	(131,640)
Treasury shares	-	-	-	-	(13,425)	-	(13,425)
Net loss for the year	-	-	-	-	-	(608,659)	(608,659)
Translation of foreign operation	-	-	-	11,326	-	-	11,326

Balance, May 31, 2013	70,545,605	13,633,533	749,582	(71,834)	(13,425)	(12,562,178)	1,735,678

Repurchase of shares	(427,000)	(82,539)	-	-	13,425	65,914	(3,200)
Net loss for the year	-	-	-	-	-	(460,909)	(460,909)
Translation of foreign operation	-	-	-	19,293	-	-	19,293

Balance, May 31, 2014	70,118,605	13,550,994	749,582	(52,541)	-	(12,957,173)	1,290,862

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its natural resource interests. The Company has incurred an accumulated deficit of $12,957,173 (2013 - $12,562,178) as at May 31, 2014 and has incurred a loss of $460,909 in the year ended May 31, 2014 (2013 – $608,659). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

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

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 29, 2014.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

At May 31, 2014, all of the financial instruments measured at fair value are included in Level 1.

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

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

Other Provisions:

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date. The Company had no provisions as at May 31, 2014.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

New accounting standards effective June 1, 2014

IAS 32 Financial Instruments: Presentation	In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 Impairment of Assets	In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IAS 39 Financial Instruments: Recognition and Measurement	In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met.

IFRIC 21 Levies	IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New standards and interpretations (continued)

The following standard will be effective for annual periods beginning on or after June 1, 2015:

IFRS 9 – Financial Instruments Effective January 1, 2018	In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

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

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Foreign exchange risk (Continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

May 31, 2014	Cash	Accounts payable
	$648	$11,173

At May 31, 2014 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $1,052.

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

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

6.	INVESTMENT

As at May 31, 2011, the Company wrote off its investments in 15,880 common shares of Linux Gold Corp., a company with directors in common as a result of permanent impairment.

7.	EQUIPMENT

	May 31 2014 $	May 31 2013 $
Computer, furniture and fixtures – at cost	2,230	2,230
Less: Accumulated amortization	(2,199)	(1,084)
	31	1,146

8.	OIL AND GAS WELL INTERESTS

The Company owns a 6.5% working interest in the Peters No. 1 Well, in Fayette County, Texas, a 4.992380% interest in the C-S #1 wells, a 0.131510% interest in Jancik #2 wells and a 7.5% interest in Herrmann #4 wells, located in Burleson County, Texas. The carrying cost of these wells has been completely depleted.

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

9.	MINERAL PROPERTY INTERESTS

	Balance May 31 2013 $	Effect of foreign exchange rate changes $	Balance May 31 2014 $

Property acquisition costs
Silverknife	32,001	-	32,001
Fish Creek	49,538	-	49,538
West Ridge	95,104	4,761	99,865

	176,643	4,761	181,404

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (Continued)

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

Effective December 21, 2011 the Company executed the Asset Purchase Agreement to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to US$15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property. As at May 31, 2014, no additional advance payment was received from Fairbanks as a result of no production commencement.

Deferred Exploration Expenditures

	May 31, 2014 $	May 31, 2013 $
Silverknife Claims
Staking and recording	-	648
Drilling	-	27,115
Geological consulting	-	3,515
	-	31,278
Fish Creek Claims
Cash in lieu of exploration work	-	165,285
Staking and recording	2,262	10,545
Drilling	-	164,281
Geological consulting	8,073	-
	10,335	340,111
West Ridge Claims
Staking and recording	9,124	11,429
Drilling	-	231,245
Assaying	668	633
Geological	378	23,930
	10,170	267,237
Exploration expenditures for the year	-	-
Disposition	-	-
Effect of foreign exchange rate changes	15,835	8,514
	36,340	647,140
Exploration expenditures – beginning of year	842,516	195,376

Exploration expenditures – end of year	878,856	842,516

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

Promissory note receivable from related party:

	May 31, 2014 $	May 31, 2013 $
REGI US, Inc. (a)	25,224	26,704
	25,224	26,704

Advances from (to) related parties:

	May 31, 2014 $	May 31, 2013 $
Minewest Silver and Gold Corp.	(2,095)	3,717
Linux Gold Corp. (b)	(6,433)	2,642
Reg Technologies, Inc.	(60)	-
KLR Petroleum Ltd.	-	357
	(8,588)	6,716

(a) During the year ended May 31, 2012 REGI US, Inc. repaid $3,916 to the Company and converted the balance of $24,684 into a promissory note owed to the Company at annual interest rate of $6%, for which the Company recorded interest income of $1,480 (2013 - $1,480) on the promissory note during the year ended May 31, 2014. The note initially matured on April 18, 2012 and was extended to the expiry date of June 30, 2013 and further to June 30, 2014.

(b) During the year ended May 31, 2013, the Company completed the expenditure of $500,000 on exploration on Fish Creek property and cash payments made in lieu of exploration and the purchase of its interest in the Fish Creek property in accordance with the option agreement (Note 9).

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

11.	SHARE CAPITAL

Authorized share capital consists of:

●	Unlimited voting common shares with no par value; and

●	Unlimited non-voting preferred shares with $1 par value

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

On September 9, 2013 the Company received the approval from the TSX.V on a second NCIB to purchase up to 3,512,580 issued and outstanding common shares of the Company on the open market. In November, 2013 the Company repurchased with cash consideration of $3,200 a total of 133,000 common shares which were cancelled and returned to treasury on February 7, 2014. The average carrying value of the common shares was $0.1933 per share. The difference between the purchase price and the carrying value of the common shares was $22,509 for the 133,000 shares and recorded as reduction to shareholders’ deficit.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

During the year ended May 31, 2014, 50,000 options (2013 – 700,000) were forfeited due to the termination of the agreement with the consultants.

On May 28, 2013, the Company granted 2,500,000 options exercisable into the Company’s common shares at $0.10 per share until May 28, 2018. The fair value of the options was recorded at $22,965.

The Company did not grant any options during the year-ended May 31, 2014.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

	2014	2013
Risk-free interest rate	-	0.93% - 1.48%
Expected dividend yield	-	Nil
Expected stock price volatility	-	116% - 172%
Forfeiture rate	-	75%
Expected life (in years)	-	0.67-5

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

11.	SHARE CAPITAL (Continued)

Stock Options (Continued)

The following is a summary of the Company’s stock option activities during the years ended May 31, 2014 and 2013:

	Number of Options	Weighted Average Exercise Price $

Balance – May 31, 2012	950,000	0.16
Issued	4,625,000	0.10
Repriced	(300,000)	0.21
Repriced	300,000	0.10
Expired	(75,000)	0.10
Forfeited, unexercised	(700,000)	0.12
Balance – May 31, 2013	4,800,000	0.11
Forfeited, unexercised	(50,000)	0.10
Balance – May 31, 2014	4,750,000	0.11

The following share purchase options were outstanding at May 31, 2014:

	Exercise Price	Number of	Remaining Contractual Life	Number of Options
Expiry Date	$	Options	(years)	Exercisable

October 30, 2014	0.185	100,000	0.42	25,000
October 30, 2014	0.100	125,000	0.42	31,250
April 19, 2015	0.100	100,000	0.88	25,000
June 21, 2017	0.100	1,950,000	3.06	493,750
May 28, 2018	0.100	2,475,000	3.99	625,000
		4,750,000		1,187,500

Warrants

The following is a summary of the Company’s warrant activities during the years ended May 31, 2014 and 2013:

	Number of Warrants	Weighted Average Exercise Price $

Balance – May 31, 2012	585,000	0.15
Expired without being exercised	(585,000)	0.15
Balance – May 31, 2013 and 2014	-	-

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

12.	INCOME TAXES

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s Canadian deferred tax assets as of May 31, 2014 and 2013 are as follows:

	2014 $	2013 $
Non-capital loss carry forwards	1,304,000	1,344,000
Equipment & others	31,000	29,000
Resource deductions	353,000	397,000
Share issue costs	2,000	6,000
	1,690,000	1,776,000
Unrecognized deferred tax assets	(1,690,000)	(1,776,000)
	-	-

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2014 $	2013 $
Statutory tax rate	26.0%	25.0%
Income tax recovery at statutory rate	(119,836)	(152,165)
Permanent differences and other	4,964	(45,378)
Change in tax rate for non-Canadian company	482	23
Effect of change in tax rate	201,361	-
Current and prior tax attributes not recognized	(86,971)	197,520
	-	-

The Company has Canadian non-capital losses of approximately $5,016,000, which expire over the years 2015 to 2034. The Company also has cumulative exploration expenses in the amount of $2,423,000 in Canada and the USA, which can be carried forward indefinitely. At May 31, 2014, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

(Stated in Canadian Dollars)

13.	RELATED PARTY TRANSACTIONS

Related party transactions occurred in the normal course of operations and are measured at agreed to amounts, which is the amount of consideration established and agreed to by the parties.

Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $30,000 during the year ended May 31, 2014 (2013 - $30,000). As of May 31, 2014, $Nil (May 31, 2013 - $357) was payable to SMR by the Company.

During the year ended May 31, 2014, management and director’s fees of $33,200 (2013 - $36,000) were paid to the President of the Company. Fees of $8,804 (2013 - $8,342) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

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

15.	SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests. Details on a geographic basis are as follows:

May 31, 2014	Canada $	United States $	Total $
Total assets	377,542	975,082	1,352,624
Acquisition and exploration costs	84,769	975,491	1,060,260
Net loss	(439,961)	(20,948)	(460,909)

May 31, 2013	Canada $	United States $	Total $
Total assets	944,700	934,835	1,879,535
Acquisition and exploration costs	84,769	934,390	1,019,159
Net loss	(606,880)	(1,779)	(608,659)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014 AND 2013

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

There is no subsequent event other than normal course of the business operation.

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

59

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TERYL RESOURCES CORP.

By:	/s/ “John G. Robertson”
John G. Robinson
President and Direct

DATED: October 2, 2014

60